As filed with the Securities and Exchange Commission on November 9, 2021

Registration No. 333-260446

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HOME BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Arkansas	6022	71-0682831
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(IRS Employer Identification Number)

719 Harkrider Street, Suite 100, Conway, Arkansas 72032

(501) 339-2929

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

C. Douglas Buford, Jr. Courtney C. Crouch, III Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. 425 W. Capitol Ave., Ste. 1800 Little Rock, Arkansas 72201 Telephone: (501) 688-8866	Sanford M. Brown Alston & Bird LLP 2200 Ross Avenue, Suite 2300 Dallas, Texas 75201 Telephone: (214) 922-3505

Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act .  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01 per share	42,282,289(1)	N/A	$698,441,428(2)	$64,746(2)(3)

(1)

Represents the maximum number of shares of common stock of Home BancShares, Inc. (“Home”) estimated to be issuable to holders of shares of common stock of Happy Bancshares, Inc. (“Happy”) as the merger consideration pursuant to the Agreement and Plan of Merger dated as of September 15, 2021, as amended on October 18, 2021 and November 8, 2021, among Home, Centennial Bank, HOMB Acquisition Sub III, Inc., Happy and Happy State Bank (the “Merger Agreement”). This number is based on the product of 19,412,518 shares of Happy common stock outstanding as of November 1, 2021, multiplied by the exchange ratio set forth in the Merger Agreement of 2.17 shares of Home common stock for each outstanding share of Happy common stock, plus an estimate of 157,125 Home shares to be issuable upon conversion of the outstanding Happy stock options at the time of the merger.

(2)

Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”), and calculated pursuant to Rule 457(f) promulgated thereunder. The proposed maximum aggregate offering price of Home’s common stock is calculated based upon the book value of the Happy shares of common stock (the securities to be canceled in the merger) as of September 30, 2021, and is equal to the product of (a) $35.8452, calculated according to Rule 457(f)(2) of the Securities Act, multiplied by (b) the sum of 19,412,518 (the estimated number of outstanding shares of Happy common stock to be exchanged for the merger consideration) plus 72,408 (the estimated number of shares of Happy common stock that would be issuable and entitled to receive the merger consideration in exchange for in-the-money Happy stock options outstanding at the time of the merger, assuming a net exercise based on the positive difference, if any, between the per share merger consideration value and the exercise price of each option).

(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $92.70 per $1,000,000 of the proposed maximum aggregate offering price.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this joint proxy statement/prospectus is not complete and may be changed. Home BancShares, Inc. may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and Home BancShares, Inc. is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED NOVEMBER 9, 2021

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Home BancShares, Inc. (which we refer to as “Home”), its subsidiary bank, Centennial Bank (which we refer to as “Centennial”), Home’s acquisition subsidiary, HOMB Acquisition Sub III, Inc. (which we refer to as “Acquisition Sub”), Happy Bancshares, Inc. (which we refer to as “Happy”) and its subsidiary bank, Happy State Bank (which we refer to as “HSB”), have entered into an Agreement and Plan of Merger, dated September 15, 2021, as amended October 18, 2021 and further amended November 8, 2021 (which we refer to sometimes as the “Merger Agreement”), under which Home and Centennial will acquire Happy and HSB. The Merger Agreement, which is generally to be construed under Delaware law, provides that, subject to its terms and conditions, in a series of transactions, (i) Acquisition Sub will merge with and into Happy, and (ii) Happy will merge into Home, with Home as the surviving entity (which transaction we refer to as the “merger”). HSB will, as soon as reasonably practicable following the merger, merge with and into Centennial, with Centennial as the surviving entity. Before we complete the merger, holders of Happy common stock must approve the Merger Agreement, and the holders of Home must approve the issuance of Home common stock contemplated thereby. A special meeting of Home shareholders will be held on December 15, 2021. A special meeting of Happy shareholders will be held on December 15, 2021.

Under the terms of the Merger Agreement, Home will issue approximately 42.3 million shares of its common stock to the shareholders of Happy upon the completion of the merger, for an aggregate transaction value that is approximately $1.02 billion, valued based on the volume-weighted average closing price per share of Home’s common stock as reported on The Nasdaq Global Select Market (“Nasdaq”) for the 20 consecutive trading day period ending on November 1, 2021. No cash consideration will be paid in connection with the merger, except that holders of outstanding shares of Happy common stock at the time of the merger will receive cash payments in lieu of any fractional shares of Home common stock to which they are otherwise entitled in connection with the merger. In addition, Home expects to pay an aggregate of up to approximately $11.0 million in cash in cancellation of certain stock appreciation rights issued by Happy that remain outstanding at the time of the merger.

Subject to the terms and conditions set forth in the Merger Agreement as described in this joint proxy statement/prospectus, at the effective time of the merger (the “Effective Time”), each outstanding share of common stock of Happy will be converted into the right to receive, without interest, 2.17 shares of Home common stock (the “Merger Consideration”). Therefore, the holders of Happy’s common stock outstanding at the Effective Time will receive a total number of shares of Home common stock equal to the number of shares of Happy common stock they own at the time of the merger times 2.17. Any fractional shares of Home common stock to which the holders of Happy common stock are entitled in connection with their receipt of the Merger Consideration will be converted into the right to receive a cash payment in the amount of such fractional share times the value of Home’s common stock at the time of merger. The value of Home’s common stock at the time of the merger will be determined using a volume-weighted average closing price of Home’s common stock as reported on the applicable exchange on which Home’s common stock is traded over the 20 consecutive trading day period ending on the third business day prior to the closing of the merger (the “Home Average Closing Price”).

Any persons who, at the time of the merger, hold outstanding restricted shares or stock options issued by Happy will also be entitled to receive the Merger Consideration. Specifically, each unvested restricted share of Happy common stock outstanding at the Effective Time will fully vest and be converted into the right to receive the Merger Consideration. In addition, at the Effective Time, each outstanding option to purchase Happy common stock will be cancelled and converted into the right to receive the number of whole shares of Home common stock, together with any cash in lieu of fractional shares, equal to the product of (i) the number of shares of Happy common stock subject to the option, multiplied by (ii) the excess, if any, of the Merger Consideration value over the exercise price of the option, less applicable tax withholdings, divided by (iii) the Home Average Closing Price. Similarly, each stock appreciation right of Happy outstanding at the Effective Time will be cancelled and converted into the right to receive a cash payment, without interest, equal to the product of (i) the number of shares of Happy common stock subject to the stock appreciation right, multiplied by (ii) the excess, if any, of the Merger Consideration value over the grant price of the stock appreciation right, less applicable tax withholdings. For purposes of these calculations, the Merger Consideration value will be determined using the Home Average Closing Price, multiplied by 2.17.

We expect the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), with the result that the exchange of Happy common stock for Home common stock will generally be tax-free.

The market price of Home common stock will fluctuate before the merger. You should obtain a current stock price quotation for Home common stock. Home common stock is currently traded on The Nasdaq Global Select Market under the symbol “HOMB.” On November 9, 2021, Home, acting pursuant to authorization from its board of directors, announced that it is voluntarily withdrawing the principal listing of its common stock from Nasdaq and transferring the listing to the New York Stock Exchange (“NYSE”). Home expects that the listing and trading of its common stock on Nasdaq will end at the market close on November 19, 2021, and trading will begin on the NYSE at the market open on November 22, 2021 under the symbol “HOMB.” On September 14, 2021, the last trading day before the merger was announced, the closing price of Home’s common stock as reported on Nasdaq was $21.04 per share. On November 8, 2021, the closing price of Home’s common stock as reported on Nasdaq was $26.34 per share.

Home’s board of directors has determined that the combination of Happy and Acquisition Sub, the combination of Happy and Home and the combination of Centennial and HSB are in the best interests of Home shareholders based upon its analysis, investigation and deliberation, and Home’s board of directors recommends that the Home shareholders vote FOR the approval of the issuance of Home common stock as contemplated by the Merger Agreement and FOR the approval of the other Home proposals described in this joint proxy statement/prospectus.

Happy’s board of directors has determined that the combination of Happy and Acquisition Sub and the combination of Happy and Home is in the best interests of Happy shareholders based upon its analysis, investigation and deliberation, and Happy’s board of directors recommends that the Happy shareholders vote FOR the approval of the Merger Agreement and FOR the approval of the other Happy proposals described in this joint proxy statement/prospectus.

You should read this entire joint proxy statement/prospectus, including the appendices and the documents incorporated by reference into the document, carefully because it contains important information about the merger and the related transactions. In particular, you should read carefully the information under the section entitled “Risk Factors” beginning on page 32.

The shares of Home common stock to be issued to Happy shareholders in the merger are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the merger described in this joint proxy statement/prospectus or the Home common stock to be issued in the merger, or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [                ], 2021 and is first being mailed or otherwise delivered to Home and Happy shareholders on or about [                ], 2021.

HOME BANCSHARES, INC.

719 HARKRIDER STREET, SUITE 100

CONWAY, ARKANSAS 72032

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 15, 2021

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Home BancShares, Inc. (“Home”) will be held at 719 Harkrider St., Suite 100, Conway, Arkansas 72032, at 1:00 p.m., Central Time, on December 15, 2021, for the following purposes:

1.

To approve the issuance of Home common stock in the merger as contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) dated as of September 15, 2021 as amended by the Amendment and Joinder Agreement dated October 18, 2021, and the Second Amendment dated November 8, 2021, and as it may be further amended from time to time, by and among Home BancShares, Inc., Centennial Bank, HOMB Acquisition Sub III, Inc., Happy Bancshares, Inc. Happy State Bank (the “Share Issuance Proposal”).

2.

To approve an amendment to Home’s Restated Articles of Incorporation, as amended, to increase the maximum size of Home’s board of directors from not more than 15 persons to not more than 17 persons (the “Number of Directors Proposal”).

3.

To approve one or more adjournments of the Home special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Share Issuance Proposal (the “Home Adjournment Proposal”).

Home will transact no other business at the special meeting.

The Share Issuance Proposal and the Number of Directors Proposal are described in more detail in the attached joint proxy statement/prospectus, which you should read carefully in its entirety before you vote. A copy of the Merger Agreement is attached as Appendix A to the joint proxy statement/prospectus.

Home’s board of directors has set November 8, 2021, as the record date for the Home special meeting. All holders of record of Home common stock at the close of business on the record date will be notified of the special meeting. Only holders of record of Home common stock at the close of business on November 8, 2021, will be entitled to vote at the Home special meeting and any adjournments or postponements thereof. Any shareholder entitled to attend and vote at the Home special meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. Such proxy need not be a holder of Home common stock.

Your vote is very important. To ensure your representation at the Home special meeting, please complete and return the enclosed proxy card. Please vote promptly whether or not you expect to attend the Home special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the Home special meeting.

Home’s board of directors has adopted and approved the Merger Agreement and the transactions contemplated thereby and recommends that you vote FOR the Share Issuance Proposal, FOR the Number of Directors Proposal and FOR the Home Adjournment Proposal.

By Order of the Board of Directors

/s/ John W. Allison

John W. Allison
Chairman and Chief Executive Officer

[                ], 2021

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 15, 2021

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Happy Bancshares, Inc. (“Happy”) will be held at 701 S. Taylor, LB 120, Amarillo, Texas 79101, at 10:00 a.m., Central Time, on December 15, 2021, for the following purposes:

1.

To approve the Agreement and Plan of Merger, dated as of September 15, 2021, as amended by the Amendment and Joinder Agreement dated October 18, 2021, and the Second Amendment dated November 8, 2021, and as it may be further amended from time to time, by and among Happy, its wholly-owned bank subsidiary, Happy State Bank (“HSB”), Home BancShares, Inc., an Arkansas corporation, its wholly-owned acquisition subsidiary, HOMB Acquisition Sub III, Inc., an Arkansas corporation (“Acquisition Sub”) and its wholly-owned bank subsidiary, Centennial Bank, an Arkansas bank (“Centennial”), pursuant to which, in a series of transactions, Acquisition Sub will merge into Happy, with Happy as the surviving entity and then Happy will merge into Home, with Home as the surviving entity, and HSB will merge into Centennial, with Centennial as the surviving entity, as more fully described in the attached joint proxy statement/prospectus (the “Merger Proposal”); and

2.

To approve one or more adjournments of the Happy special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Merger Proposal (the “Happy Adjournment Proposal”).

Happy will transact no other business at the special meeting.

The Merger Proposal is described in more detail in the attached joint proxy statement/prospectus, which you should read carefully in its entirety before you vote. A copy of the Merger Agreement is attached as Appendix A to the joint proxy statement/prospectus.

Happy’s board of directors has set November 8, 2021, as the record date for the Happy special meeting. All holders of record of Happy common stock at the close of business on the record date will be notified of the special meeting. Only holders of record of Happy common stock at the close of business on November 8, 2021, will be entitled to vote at the Happy special meeting and any adjournments or postponements thereof. Any shareholder entitled to attend and vote at the Happy special meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. Such proxy need not be a holder of Happy common stock.

Approval of the Merger Proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Happy common stock entitled to vote thereon. The approval of the Happy Adjournment Proposal requires the affirmative vote of the holders of a majority of shares of Happy common stock present in person or represented by proxy and entitled to vote thereon, whether or not a quorum is present.

Holders of Happy common stock are entitled to assert appraisal rights pursuant to Subchapter H, Chapter 10, Title 1 of the Texas Business Organizations Code (a copy of such sections is attached as Appendix D to the accompanying joint proxy statement/prospectus) in connection with the approval of the Merger Agreement. The appraisal rights law provides that, if the merger is consummated, a dissenting shareholder will be entitled to payment in cash of the value of only those shares held by the shareholder (i) which at the Happy special meeting are voted AGAINST approval of the Merger Proposal, and (ii) with respect to which, the shareholder has given written notice to Happy, prior to the Happy special meeting, that such shareholder objects to the Merger Proposal and intends to demand payment of fair value for its shares of Happy Common Stock.

Happy’s board of directors has approved the Merger Agreement, has determined that the merger is in the best interests of Happy and its shareholders, and has recommended that Happy’s shareholders approve the Merger Agreement and the business combination and related transactions contemplated thereby by voting FOR the Merger Proposal and FOR the Happy Adjournment Proposal. In considering the recommendation of the board of directors of Happy, you should be aware that certain directors and executive officers of Happy will have interests in the merger that may be different from, or in addition to, the interests of Happy shareholders generally. See the section entitled “The Directors and Officers of Happy Have Financial Interests in the Merger” beginning on page 177 of the accompanying joint proxy statement/prospectus.

Your vote is very important, regardless of the number of shares of Happy common stock that you own. We cannot complete the merger unless Happy’s shareholders approve the Merger Proposal.

Whether or not you plan to attend the Happy Special Meeting, please vote as soon as possible. You may vote by telephone, over the Internet or by mail. Instructions on voting are contained in the accompanying joint proxy statement/prospectus and the enclosed Proxy Card. Giving a proxy will not prevent you from attending the Happy special meeting and voting in person if you wish to do so. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares. If you fail to submit a proxy or to attend the Happy special meeting in person or do not provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, as applicable, your shares of Happy common stock will not be counted for purposes of determining whether a quorum is present at the Happy special meeting and will have the same effect as a vote AGAINST the Merger Proposal.

The enclosed joint proxy statement/prospectus provides a detailed description of the Happy special meeting, the merger, the documents related to the merger, and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its appendices carefully and in their entirety.

By Order of the Board of Directors

/s/ J. Pat Hickman

J. Pat Hickman
President and Chairman

[                ], 2021

WHERE YOU CAN FIND MORE INFORMATION

Home files annual, quarterly and special reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”). This joint proxy statement/prospectus incorporates important business and financial information about Home that is not included in or delivered with this joint proxy statement/prospectus, including incorporating by reference documents that Home has previously filed with the SEC. These documents contain important information about Home and its financial condition. You can obtain any of the documents filed with or furnished to the SEC by Home at no cost from the SEC’s website at www.sec.gov. You will also be able to obtain these documents, free of charge, from Home at www.homebancshares.com under the heading “Investor Relations.” The website addresses of the SEC and Home are included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, the information on those websites is not a part of this proxy statement/prospectus and therefore is not incorporated by reference into this proxy statement/prospectus. See “Documents Incorporated by Reference” on page 182. These documents are also available without charge to you upon written or oral request to Home at the following address:

Home BancShares, Inc.

719 Harkrider Street, Suite 100

Conway, Arkansas 72032

Attention: Corporate Secretary

(501) 328-4625

Happy does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and therefore Happy is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Accordingly, Happy does not file documents or reports with the SEC.

If you are a Happy shareholder and (a) have any questions concerning (i) the Happy special meeting, the merger or the Merger Agreement or (ii) the joint proxy statement/prospectus, (b) would like additional copies of the joint proxy statement/prospectus without charge or (c) need help voting your shares of Happy common stock, please contact Happy at the following address:

Happy Bancshares, Inc.

701 S. Taylor, LB 120

Amarillo, Texas 79101

Attention: Kayla Carpenter, EVP – Stockholder Relations

806-342-2417

To obtain timely delivery of these documents, you must request them no later than five business days before the date of your meeting. This means you must request the information no later than December 8, 2021, in order to receive them before Happy’s special meeting of shareholders and no later than December 8, 2021, in order to receive them before Home’s special meeting of shareholders.

Appendix A	Agreement and Plan of Merger dated as of September 15, 2021, as amended by the Amendment and Joinder Agreement dated October 18, 2021, and as further amended by the Second Amendment dated November 8, 2021, by and among Home BancShares, Inc., Centennial Bank, HOMB Acquisition Sub III, Inc., Happy Bancshares, Inc. and Happy State Bank	A-1

Appendix B	Opinion of Piper Sandler & Co.	B-1

Appendix C	Opinion of Stephens Inc.	C-1

Appendix D	Texas Business Organizations Code Section 10.351, et seq., regarding Dissenters’ Rights	D-1

QUESTIONS AND ANSWERS

The following questions and answers briefly address some commonly asked questions about the merger and the special meetings of Home shareholders and Happy shareholders. They may not include all the information that is important to the shareholders of Home and Happy. Shareholders of Home and Happy should read this entire joint proxy statement/prospectus carefully, including the appendices and other documents referred to in this joint proxy statement/prospectus.

Q:	Why am I receiving these materials?

A:

Home is sending these materials to the holders of its common stock (which we sometimes refer to as “Home shareholders”) to help them decide how to vote their shares of Home common stock with respect to the issuance of Home common stock as contemplated by the Merger Agreement and the other matters to be considered at the Home special meeting described below. Because Home may issue shares of common stock in the merger in an amount in excess of 20% of Home’s total outstanding shares, shareholder approval of the issuance of such shares is required under applicable rules of the NYSE.

Happy is sending these materials to the holders of its common stock (which we sometimes refer to as “Happy shareholders”) to help them decide how to vote their shares of Happy common stock with respect to the proposed merger and the other matters to be considered at the Happy special meeting described below.

The merger cannot be completed unless Happy shareholders approve the Merger Proposal and Home shareholders approve the Share Issuance Proposal. Happy is holding a special meeting of shareholders to vote on the Merger Proposal as described in “Happy Special Meeting of Shareholders.” Home is holding a special meeting of shareholders to vote on the Share Issuance Proposal and Number of Directors Proposal as described in “Home Special Meeting of Shareholders.” Information about these special meetings and the merger is contained in this joint proxy statement/prospectus.

This joint proxy statement/prospectus constitutes a proxy statement and prospectus of Home and a proxy statement of Happy. It is a joint proxy statement because the boards of directors of both companies are soliciting proxies from their respective shareholders. It is a prospectus because Home will issue shares of its common stock in exchange for shares of Happy common stock in the merger.

Q:	What will Happy shareholders receive in the merger?

A:

Under the terms of the Merger Agreement, Home will issue approximately 42,282,289 shares of its common stock to the shareholders of Happy upon the completion of the merger, which will represent 2.17 shares of Home common stock for each share of Happy common stock exchanged in the merger. No cash consideration will be paid in connection with the merger; however, holders of outstanding shares of Happy common stock at the time of the merger will receive cash payments in lieu of any fractional shares of Home common stock to which they are otherwise entitled in connection with the merger. In addition, Home expects to pay an aggregate of up to approximately $11.0 million in cash in cancellation of certain stock appreciation rights issued by Happy that remain outstanding at the time of the merger. See “The Merger—Terms of the Merger” beginning on page 38 for a more detailed discussion of the Merger Consideration.

Q:	What will a Happy shareholder receive for each share of Happy common stock?

A:

At the effective time of the merger (the “Effective Time”), each outstanding share of common stock of Happy will be converted into the right to receive, without interest, 2.17 shares of Home common stock (the “Merger Consideration”), together with cash in lieu of any fractional share to which such holder of Happy common stock would otherwise be entitled. Specifically, each holder of Happy’s common stock outstanding at the Effective Time will receive a number of whole shares of Home common stock equal to the number of shares of Happy common stock that he or she owns at the Effective Time of the merger, multiplied by 2.17.

Any resulting fractional share of Home common stock to which a holder of Happy common stock is entitled in connection with such shareholder’s receipt of the Merger Consideration will be converted into the right to receive a cash payment in the amount of such fractional share, multiplied by the value of Home’s common stock at the time of merger. The value of Home’s common stock at the time of the merger will be determined using a volume-weighted average closing price of Home’s common stock as reported on the NYSE over the 20 consecutive trading day period ending on the third business day prior to the closing of the merger (the “Home Average Closing Price”).

Q:	How are outstanding shares of Happy restricted stock addressed in the Merger Agreement?

A:	Each unvested restricted share of Happy common stock outstanding at the effective time of the merger will fully vest and be converted into the right to receive the Merger Consideration.

Q:	How are outstanding Happy stock options addressed in the Merger Agreement?

A:

At the Effective Time of the merger, each outstanding option to purchase Happy common stock will be cancelled and converted into the right to receive the number of whole shares of Home common stock, together with any cash in lieu of fractional shares, equal to the product of (i) the number of shares of Happy common stock subject to the option, multiplied by (ii) the excess, if any, of the Merger Consideration value over the exercise price of the option, less applicable tax withholdings, divided by (iii) the Home Average Closing Price. For purposes of this calculation, the Merger Consideration value will be the Home Average Closing Price multiplied by 2.17.

Q:	How are outstanding Happy stock appreciation rights addressed in the Merger Agreement?

A:

Each stock appreciation right of Happy outstanding at the effective time of the merger will be cancelled and converted into the right to receive a cash payment, without interest, equal to the product of (i) the number of shares of Happy common stock subject to the stock appreciation right, multiplied by (ii) the excess, if any, of the Merger Consideration value over the grant price of the stock appreciation right, less applicable tax withholdings. For purposes of this calculation, the Merger Consideration value will be the Home Average Closing Price multiplied by 2.17.

Q:	When do Home and Happy expect to complete the merger?

A:

Home and Happy expect to complete the merger after all conditions to the merger in the Merger Agreement are satisfied or waived, including after shareholder approvals are received at the special meetings of Happy shareholders and Home shareholders, and all required regulatory approvals are received. Home and Happy currently expect to complete the merger in the first quarter of 2022. It is possible, however, that as a result of factors outside of either company’s control, the merger may be completed at a later time or may not be completed at all.

Q:	How will the Merger Consideration received by Happy shareholders affect Home shareholders?

A:

As a result of Home’s issuance of new shares to Happy shareholders, current Home shareholders will experience dilution in terms of percentage of ownership. Following the closing of the merger, current Home shareholders will own approximately 79.5% of the outstanding common stock of Home, and current Happy shareholders will own approximately 20.5% of the outstanding common stock of Home (based on 163,845,498 shares of Home common stock outstanding as of November 1, 2021). These percentages assume an issuance of approximately 42,282,289 shares of Home common stock, based on 19,412,518 shares of Happy common stock outstanding as of November 1, 2021 and an estimate of 157,125 Home shares to be issued upon conversion of the outstanding Happy stock options at the time of the merger. The percentages may fluctuate based on the number of Happy common shares and stock options outstanding at the time of the merger and to take into account the cashing out of fractional shares.

Q:	What am I being asked to vote on?

A:	Home shareholders are being asked to vote on the following proposals:

1.	To approve the issuance of Home common stock in the merger contemplated by the Merger Agreement (the “Share Issuance Proposal”);

2.

To approve an amendment to Home’s Restated Articles of Incorporation, as amended, to increase the maximum size of Home’s board of directors from not more than 15 persons to not more than 17 persons (the “Number of Directors Proposal”); and

3.

To approve one or more adjournments of the Home special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the Share Issuance Proposal (the “Home Adjournment Proposal”).

Happy	shareholders are being asked to vote on the following proposals:

1.	To approve the Merger Agreement, as it may be amended from time to time (the “Merger Proposal”); and

2.

To approve one or more adjournments of the Happy special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the Merger Proposal (the “Happy Adjournment Proposal”).

Q:	How do the board of directors of Home and Happy recommend that I vote?

A:	Home’s board of directors recommends that Home shareholders vote FOR the Home proposals described in this joint proxy statement/prospectus.

Happy’s board of directors recommends that Happy shareholders vote FOR the Happy proposals described in this joint proxy statement/prospectus.

For a discussion of interests of Happy’s directors and officers in the merger that may be different from, or in addition to, the interests of Happy shareholders generally, see “The Directors and Officers of Happy Have Financial Interests in the Merger,” beginning on page 177.

Q:	What do I need to do now?

A:

After carefully reading and considering the information contained in this joint proxy statement/prospectus, Home shareholders should vote by telephone or on the Internet, or complete, sign and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that their shares will be represented at the Home special meeting.

After carefully reading and considering the information contained in this joint proxy statement/prospectus, Happy shareholders should vote by telephone or on the Internet, or complete, sign and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that their shares will be represented at the Happy special meeting.

Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:	How do I cast my vote?

A:	If you are a shareholder of record of Home as of the record date for the Home special meeting, you may cast your vote by:

•	Accessing the internet website specified on your proxy card;

•	Calling the toll-free number specified on your proxy card; or

•	Signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided.

You may also cast your vote in person at the Home special meeting.

If you are a shareholder of record of Happy as of the record date for the Happy special meeting, you may vote by:

•	Accessing the internet website specified on your proxy card;

•	Calling the toll-free number specified on your proxy card; or

•	Signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided.

You may also cast your vote in person at the Happy special meeting.

If your shares are held in “street name” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. Holders in “street name” who wish to vote in person at the applicable shareholders special meeting will need to obtain a proxy form from the institution that holds their shares.

Q:	When and where are the Home special meeting and the Happy special meeting?

A:

The Home special meeting will be held at Home’s principal executive offices located at 719 Harkrider Street, Suite 100, Conway, Arkansas 72032 at 1:00 p.m., Central Time, on December 15, 2021. To protect the health and safety of those attending the special meeting in person, only shareholders as of the record date, or their duly appointed proxies, may attend the special meeting. The Company asks that any shareholders who plan to attend the meeting please contact our Director of Investor Relations, Donna Townsell, at (501) 328-4625 at least 24 hours prior to the meeting to register your attendance. Attendees will be required to wear protective face coverings and adhere to social distancing guidelines at all times and may be subject to health screening procedures, including a temperature check, upon entering the building. Seating may be limited to comply with applicable directives and guidelines from the Arkansas Department of Health and the Centers for Disease Control and Prevention and will be on a first-come, first-served basis.

The Happy special meeting will be held at Happy’s principal executive offices located at 701 S. Taylor, LB 120, Amarillo, Texas 79101 at 10:00 a.m., Central Time, on December 15, 2021. All shareholders of Happy as of the record date, or their duly appointed proxies, may attend the Happy special meeting.

Q:	If my Home or Happy shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:

If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to Home or Happy or by voting in person at a special meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker.

Brokers or other nominees who hold shares in street name for a beneficial owner typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers or other nominees are not allowed to exercise their voting discretion on matters that are determined to be “non-routine” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker or other nominee that are represented at the applicable special meeting but with respect to which the broker or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker or other nominee does not have discretionary voting power on such proposal.

If you are a Home shareholder and you do not instruct your broker or other nominee on how to vote your shares, your broker or other nominee may not vote your shares on the Share Issuance Proposal, the Number of Directors Proposal or the Home Adjournment Proposal, which broker non-votes will have no effect on these proposals.

If you are a Happy shareholder and you do not instruct your broker or other nominee on how to vote your shares, your broker or other nominee may not vote your shares resulting in broker non-votes. Such broker non-votes will have the same effect as a vote AGAINST the Merger Proposal (but will not constitute a vote against the approval of the Merger Agreement and the merger for purposes of exercising appraisal rights), but will have no effect on the Happy Adjournment Proposal.

Q:	What vote is required to approve each proposal to be considered at the Home special meeting?

A:

Approval of the Share Issuance Proposal and the Number of Directors Proposal each requires the affirmative vote of at least a majority of the shares of Home voting on such proposal, provided that a quorum is present at the Home special meeting. Approval of the Home Adjournment Proposal requires the affirmative vote of at least a majority of shares of Home voting on such proposal, whether or not a quorum is present.

Q:	What vote is required to approve each proposal to be considered at the Happy special meeting?

A:

Approval of the Merger Proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Happy common stock entitled to vote thereon. Approval of the Happy Adjournment Proposal requires the affirmative vote of the holders of a majority of shares of Happy common stock present in person or represented by proxy and entitled to vote thereon, whether or not a quorum is present.

The directors and certain officers of Happy entered into voting agreements with Home pursuant to which they agreed to vote approximately 2,335,666 total shares in favor of the merger, subject to certain exceptions. As of November 1, 2021, these shares represented approximately 12.03% of the Happy common stock entitled to vote at the Happy special meeting.

Q:	What if I abstain from voting or do not vote?

A:

For the purposes of the Home special meeting, an abstention occurs when a Home shareholder attends the Home special meeting, either in person or by proxy, but abstains from voting. An abstention will have no effect on the Share Issuance Proposal, the Number of Directors Proposal or the Home Adjournment Proposal.

For the purposes of the Happy special meeting, an abstention occurs when a Happy shareholder attends the Happy special meeting, either in person or by proxy, but abstains from voting. An abstention will have the same effect as a vote AGAINST the Merger Proposal (but will not constitute a vote against the approval of the Merger Agreement and the merger for purposes of exercising appraisal rights), but it will have no effect on the Happy Adjournment Proposal.

Q:	What if I hold stock of both Home and Happy?

A:

If you hold shares of both Home and Happy, you will receive two separate packages of proxy materials. A vote as a Happy shareholder for the Merger Proposal or the other proposals to be considered at the Happy special meeting will not constitute a vote as a Home shareholder for the Share Issuance Proposal or the other proposals to be considered at the Home special meeting, and vice versa. Therefore, please sign, date and return all proxy cards that you receive, whether from Home or Happy, or submit separate proxies as both a Home shareholder and a Happy shareholder.

Q:	May I change my vote or revoke my proxy after I have delivered my proxy or voting instruction card?

A:	Yes. You may change your vote at any time before your proxy is voted at the applicable special meeting:

•	by sending written notice of revocation to the corporate secretary of Home or Happy, as applicable;

•	by sending a completed proxy card bearing a later date than your original proxy card; or

•

by attending the applicable special meeting and voting in person, if you so request and if your shares are registered in your name rather than in the name of a broker, bank or other nominee; however, your attendance alone will not revoke any proxy.

If you choose either of the first two methods, Home or Happy, as applicable, must receive your written notice of revocation or later dated proxy card no later than five days prior the applicable special meeting.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q:	What happens if I sell my shares after the record date but before the special meeting?

A:

The applicable record dates for the Happy special meeting and the Home special meeting are earlier than the dates of those meetings and the date that the merger may be completed. If you transfer your Happy or Home common stock after the applicable record date but before the date of the applicable special meeting, you will retain your right to vote at that special meeting (provided that such shares remain outstanding on the date of the special meeting). However, Happy shareholders will not have the right to receive any Merger Consideration for the transferred Happy shares. Happy shareholders will only be entitled to receive the Merger Consideration for Happy shares that they own at the effective time of the merger.

Q:	What do I do if I receive more than one joint proxy statement/prospectus or set of voting instructions?

A:

If you hold shares directly as a record holder and also in “street name” or otherwise through a nominee, you may receive more than one joint proxy statement/prospectus and/or set of voting instructions relating to the special meeting. These should each be voted or returned separately to ensure that all of your shares are voted.

Q:	What are the material U.S. federal income tax consequences of the merger?

A:

Each of Happy and Home expects the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that the Merger Agreement will constitute a “plan of reorganization” as such term is used in Sections 354 and 361 of the Code. Accordingly, a U.S. holder (as defined below) of Happy common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Happy common stock for Home common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of Home common stock or from the exercise of dissenters’ rights.

It is not anticipated that any gain or loss will be recognized by Home or Happy as a result of merger. The obligation of Home and Happy to complete the merger is conditioned upon the receipt of legal opinions from their respective counsels to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

For a more detailed discussion of the material U.S. federal income tax consequences of the transaction, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 85.

The U.S. federal income tax consequences described above may not apply to all Happy shareholders. Your particular tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you

Q:	Do I have appraisal or dissenters’ rights?

A:

Happy shareholders are entitled to appraisal rights under Subchapter H, Chapter 10, Title 1 of the Texas Business Organizations Code, a copy of which is attached as Appendix D to this joint proxy statement/

prospectus. If you wish to assert dissenters’ rights, you (i) must vote AGAINST the Merger Proposal at the Happy special meeting and (ii) must deliver to Happy, prior to the Happy special meeting, written notice of your objection to the Merger Proposal and your intent to demand payment for your shares if the merger is consummated. The procedure for dissenting is described in more detail in “The Merger—Dissenters’ Rights” beginning on page 40.

Home shareholders are not entitled to any appraisal or dissenters’ rights.

Q:	Should I send in my Happy stock certificates now?

A:

No. Please do not send your stock certificates with your Happy proxy card. If you are a holder of Happy common stock, you will receive written instructions from Computershare Trust Company, N.A., on how to exchange your stock certificates for Home common stock.

Q:	What if I have lost my Happy stock certificate?

A:

At the closing of the merger, the exchange agent will provide a letter of transmittal to Happy shareholders that will provide instructions for Happy shareholders who have lost their stock certificates. If you would like to obtain a replacement certificate prior to the closing of the merger, please contact Happy Bancshares, Inc., Attn: Eric Alexander, EVP – Chief Financial Officer, 701 S. Taylor, LB 120, Amarillo, Texas 79101, telephone number (806) 342-1012. An indemnity and surety bond will be required.

Q:	Does Happy expect to pay any dividends to the Happy shareholders before the merger?

A:	Happy has not historically paid dividends on its common stock and does not expect to pay any dividends before the merger.

Q:	Whom should I contact if I have any questions about the proxy materials or the special meeting?

A:

If you have any questions about the merger or any of the proposals to be considered at the special meeting, need assistance in submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact either Home or Happy as follows:

Home BancShares, Inc. 719 Harkrider Street, Suite 100 Conway, Arkansas 72032 Attention: Investor Relations Officer (501) 328-4625	Happy Bancshares, Inc. 701 S. Taylor, LB 120 Amarillo, Texas 79101 Attention: Kayla Carpenter, EVP – Stockholder Relations (806) 342-2417

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to carefully read the entire document and the other documents to which we refer you in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” included elsewhere in this joint proxy statement/prospectus. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The Companies (page 108)

Home. Home is a bank holding company headquartered in Conway, Arkansas and is registered under the federal Bank Holding Company Act of 1956. Home is primarily engaged in providing a broad range of commercial and retail banking and related financial services to businesses, real estate developers and investors, individuals and municipalities through its wholly owned community bank subsidiary, Centennial Bank. Centennial Bank has branch locations in Arkansas, Florida, South Alabama and New York.

Home’s total assets, total deposits, total revenue and net income for each of the past three years are as follows:

	As of or for the Years Ended December 31,
	2020	2019	2018
		(In thousands)
Total assets	$16,398,804	$15,032,047	$15,302,438
Total deposits	12,725,790	11,278,383	10,899,778
Total revenue (interest income plus non-interest income)	787,748	817,504	788,200
Net income available to all stockholders	214,448	289,539	300,403

Home common stock is currently traded on The Nasdaq Global Select Market under the symbol “HOMB.”

Home’s principal executive office is located at 719 Harkrider, Suite 100, Conway, Arkansas, 72032 and its telephone number is (501) 328-4625. Home’s internet address is www.homebancshares.com. Additional information about Home is included under “Certain Information Concerning Home” and “Where You Can Find More Information” included elsewhere in this joint proxy statement/prospectus.

Happy. Happy was incorporated under Texas law in 1990 and is registered under the federal Bank Holding Company Act of 1956. Happy’s wholly-owned bank subsidiary, Happy State Bank (“HSB”), is a Texas banking association regulated by the FDIC and the Texas Department of Banking. Happy is headquartered in Amarillo, Texas, and has a total of 61 HSB branches throughout Texas. Its deposits are insured by the FDIC up to applicable federal deposit insurance limits.

Happy provides a full range of commercial and consumer banking services. The banking products offered by Happy include checking and savings accounts, consumer loans, residential mortgage loans, business checking accounts, time deposits, money market accounts, real estate commercial and business loans. Happy also offers internet banking services, bill payment, remote deposit capture, retirement account services, CDARS deposits, wealth management services and cash management services.

At September 30, 2021, Happy had total assets of $6.4 billion, total deposits of $5.5 billion, and total stockholders’ equity of $696 million. Happy is a privately held company, and, as of September 30, 2021, had approximately 1,321 holders of record of its common stock. Happy does not have a class of securities registered under Section 12 of the Exchange Act and is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and, accordingly, does not file documents or reports with the SEC.

Happy’s principal executive offices are located at 701 S. Taylor, LB 120, Amarillo, Texas 79101, and its telephone number is (806) 373-2265. Additional information about Happy is included under “Certain Information Concerning Happy” included elsewhere in this joint proxy statement/prospectus.

Recent Developments

On November 9, 2021, Home, acting pursuant to authorization from its board of directors, announced that it is voluntarily withdrawing the principal listing of its common stock from The Nasdaq Global Select Market and transferring the listing to the New York Stock Exchange. Home expects that the listing and trading of its common stock on Nasdaq will end at the market close on November 19, 2021, and trading will begin on the NYSE at the market open on November 22, 2021 under the symbol “HOMB.”

The Merger (page 38)

The Merger Agreement, which is generally to be construed under Delaware law, provides that, subject to its terms and conditions, in a series of transactions, (i) Acquisition Sub will merge with and into Happy, and (ii) Happy will merge into Home, with Home as the surviving entity. Collectively, these transactions are referred to in this joint proxy statement/prospectus as the “merger.” Subsequent to the merger, HSB will merge with and into Centennial, with Centennial as the surviving entity.

Under the terms of the Merger Agreement, Happy shareholders will have the right to receive, in exchange for each share of Happy common stock, 2.17 shares of Home common stock (the “Merger Consideration”), together with cash in lieu of any fractional shares. Based on an assumed 19,412,518 shares of Happy common stock outstanding at closing (equal to the number of shares outstanding on November 1, 2021), Happy shareholders will receive, in the aggregate, approximately 42,125,164 shares of Home common stock, valued in the aggregate at $1,013,110,194 based on the volume-weighted average closing price per share of Home’s common stock as reported on Nasdaq for the 20 consecutive trading day period ending on November 1, 2021 of $24.05.

In addition, holders of Happy stock options outstanding at the time of the merger having an exercise price below the Merger Consideration value will receive shares of Home common stock, together with any cash in lieu of fractional shares. The number of shares of Home common stock to be issued for each outstanding Happy option will be determined based on the excess, if any, of the Merger Consideration value over the exercise price of each option, divided by the value of Home’s common stock at the time of the merger. For purposes of this calculation, the Merger Consideration value and the value of Home’s common stock at the time of the merger will be determined using the “Home Average Closing Price.” Assuming a Home Average Closing Price of $24.05 and a Merger Consideration value of $52.19 (2.17 multiplied by $24.05), approximately 157,125 shares of Home common stock would be issued for the Happy stock options (if no options are exercised prior to closing).

For illustrative purposes only, a Happy shareholder holding 50 shares of Happy common stock will receive 108 shares of Home common stock and $12.03 in cash in lieu of the resulting 0.5 fractional share (assuming a Home Average Closing Price of $24.05).

Assuming 163,845,498 Home shares are outstanding at the time of the merger (equal to the number of shares outstanding on November 1, 2021), an aggregate of 42,282,289 shares of Home common stock are issued in exchange for Happy’s outstanding shares and stock options, and no cash in lieu of fractional shares is paid, Happy shareholders would own approximately 20.5% of Home common stock after the merger is completed, excluding any shares of Home common stock they may already own.

It is not anticipated that any gain or loss will be recognized by Home or Happy as a result of the merger. The obligation of Home and Happy to complete the merger is conditioned upon the receipt of legal opinions from their respective counsels to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

For a more detailed discussion of the material United States federal income tax consequences of the transaction, see “Material United States Federal Income Tax Consequences of the Merger” beginning on page 85.

Recommendation of Home’s Board of Directors (page 54)

Home’s board of directors recommends that holders of Home common stock vote FOR the Share Issuance Proposal, FOR the Increase in Number of Directors Proposal and FOR the Home Adjournment Proposal.

For further discussion of Home’s reasons for the merger and the recommendations of Home’s board of directors, see “The Merger—Background of the Merger” and “The Merger—Recommendation of Home’s Board of Directors and Reasons for the Merger.”

Recommendation of Happy’s Board of Directors (page 46)

Happy’s board of directors recommends that holders of Happy common stock vote FOR the Merger Proposal and FOR the Happy Adjournment Proposal.

For further discussion of Happy’s reasons for the merger and the recommendations of Happy’s board of directors, see “The Merger—Background of the Merger” and “The Merger—Recommendation of Happy’s Board of Directors and Reasons for the Merger.”

Opinion of Piper Sandler & Co., Financial Advisor to Home (page 55)

Piper Sandler & Co. (“Piper Sandler”) acted as financial advisor to Home’s board of directors in connection with the proposed merger. At the September 13, 2021 meeting at which Home’s board of directors considered the Merger Agreement, Piper Sandler delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on September 13, 2021, to the effect that, as of such date, the exchange ratio was fair to Home from a financial point of view. Piper Sandler’s opinion was for the information and assistance of the Home board of directors in connection with its consideration of the merger. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to Home and did not address the underlying business decision of Home to engage in the merger, the form or structure of the merger or any other transactions contemplated in the Merger Agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Home or the effect of any other transaction in which Home might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Home or Happy, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder. Piper Sandler’s opinion does not constitute a recommendation to any holder of Home common stock as to how such holder should vote with respect to the adoption of the proposed Merger Agreement or any other proposal to be voted upon by them in connection with the merger.

The full text of Piper Sandler’s written opinion, dated September 13, 2021, is attached to this joint proxy statement/prospectus as Appendix B. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Piper Sandler in rendering its opinion. Holders of Home common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

For a further discussion of Piper Sandler’s opinion, Home’s relationship with Piper Sandler and the terms of Piper Sandler’s engagement, see “The Merger—Opinion of Piper Sandler & Co., Financial Advisor to Home” beginning on page 55 of this joint proxy statement/prospectus.

Opinion of Stephens Inc., Financial Advisor to Happy (page 47)

On September 13, 2021, Stephens Inc. (“Stephens), Happy’s financial advisors in connection with the merger, provided the Happy board of directors with an overview of its analyses performed as of the date of the meeting and advised the board that its analyses were as of such date and based upon and subject to various qualifications and assumptions described in the meeting. Stephens Inc. delivered its opinion to the board on September 13, 2021, that, as of such date and subject to and based upon the qualifications and assumptions set forth in its written opinion, the Merger Consideration was fair, from a financial point of view, to the shareholders of Happy.

The full text of Stephens’s opinion, dated September 13, 2021, is attached as Appendix C to this joint proxy statement/prospectus and constitutes part of this joint proxy statement/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Stephens in rendering its opinion. Stephens will be paid a fee for its services in connection with the delivery of its opinion, and will be reimbursed by Happy for certain of its expenses.

Stephens’s opinion is addressed to Happy’s board of directors and addresses only whether the consideration to be received by the Happy shareholders in the merger was fair, from a financial point of view. The opinion does not address the underlying business decision of Happy Bancshares to engage in the merger or any other term or aspect of the Merger Agreement or the transaction contemplated thereby. Stephens’ opinion does not constitute a recommendation to the Board of Directors or any shareholder of Happy Bancshares as to how such person should vote or otherwise act with respect to the merger or any other matter.

For a further discussion of Stephen’s opinion, Happy’s relationship with Stephens and the terms of Stephens’s engagement, see “The Merger—Opinion of Stephens Inc., Financial Advisor to Happy” beginning on page 47 of this joint proxy statement/prospectus.

Interests of Happy Directors and Officers in the Merger (page 177)

Certain of Happy’s directors and officers may have interests in the merger as individuals in addition to, or different from, their interests as shareholders of Happy, including, but not limited to, (i) share issuances or cash payments in connection with the termination of their stock options and stock appreciation rights; (ii) cash payments under their retention bonus agreements or non-competition agreements; (iii) obligations to vote in favor of the merger; (iv) continuation of employment with Centennial (or in the case of J. Pat Hickman, appointment to the board of directors of Home); and (v) continuation of indemnification after the merger. As of November 1, 2021, the directors and executive officers of Happy and their affiliates beneficially owned and were entitled to vote approximately 2,600,890 shares of Happy common stock (excluding shares underlying options) representing approximately 13.40% of the shares of Happy common stock outstanding on that date, and a vote of two-thirds of the Happy common stock outstanding is required to approve the Merger Proposal. See the section entitled “The Directors and Officers of Happy Have Financial Interests in the Merger” beginning on page 177 of this joint proxy statement/prospectus for a more detailed description of these interests.

Home has agreed to indemnify present and former directors and officers of Happy and its subsidiaries against certain costs, damages or liabilities incurred in connection with claims, investigations and other actions arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger, and to provide them with director’s and officer’s liability insurance coverage for a period of five years following the merger, subject to a cap on the expense related to such insurance.

Appraisal and Dissenters’ Rights (page 40)

Happy shareholders are entitled to appraisal rights under Subchapter H, Chapter 10, Title 1 of the Texas Business Organizations Code (“TBOC”), a copy of which is attached as Appendix D to this joint proxy statement/prospectus. Those rights, if properly exercised, will allow a shareholder who does not wish to accept the consideration provided for by the Merger Agreement instead to obtain payment in cash of the fair value of the shareholder’s shares of Happy common stock. If you wish to assert dissenters’ rights, you (i) must vote against the approval of the Merger Proposal and (ii) must deliver to Happy, prior to the Happy special meeting, written notice of your objection to the Merger and your intent to demand payment of fair value for your shares if the proposed merger is consummated. There are additional actions you must take if the Merger is consummated. The procedure for dissenting is described in more detail in “The Merger” section under the heading “Dissenters’ Rights.”

Home shareholders are not entitled to any appraisal or dissenters’ rights.

Regulatory Matters (page 42)

Each of Home and Happy has agreed to use its reasonable best efforts to obtain all regulatory approvals or make all regulatory notifications required to complete the merger and the other transactions contemplated by the Merger Agreement. These approvals and notifications include approval from or notifications to the Federal Reserve Board, the Arkansas State Bank Department, the FDIC and the Texas Banking Department, among others. Home and Happy have filed, or are in the process of filing, applications and notifications to obtain the required regulatory approvals. There can be no assurances that any such approvals will be received on a timely basis, or as to the ability of Home and Happy to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. See “The Merger—Regulatory Approvals and Notifications.”

Conditions to Completion of the Merger (page 82)

Currently, Home and Happy expect to complete the merger in the first quarter of 2022. As more fully described in this joint proxy statement/prospectus and in the Merger Agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement (page 83)

The Merger Agreement can be terminated at any time prior to completion of the merger by the following parties in the following circumstances:

•

Home and Happy may mutually agree to terminate the Merger Agreement and abandon the merger at any time. Subject to conditions and circumstances described in the Merger Agreement, Home, on the one hand, or Happy, on the other hand, as the case may be, may terminate the Merger Agreement as follows:

•

by either party if the merger is not completed by the first anniversary of the date of the Merger Agreement, provided that this termination right is not available to a party whose failure to fulfill any obligation under the Merger Agreement shall have caused the failure of the closing date to occur on or prior to such first anniversary date;

•

by either party in the event of a material breach by the other party of a representation or warranty or obligation contained in the Merger Agreement, which breach cannot be or has not been cured within 45 days after the giving of written notice to the breaching party of such breach, and which breach or breaches would result in a failure to satisfy any applicable closing condition;

•

by either party if final action has been taken by a regulatory agency whose approval is required for the merger, which final action has become final and nonappealable and does not approve the merger, or a governmental authority enacts a law or judgment which would make the merger illegal;

•

by Home if the Happy board fails to make recommendation to Happy shareholders to approve the Merger Agreement, or Happy has materially breached its covenant not to solicit alternative acquisition proposals;

•

by Happy if the Home board fails to make recommendation to Home shareholders to approve the issuance of Home common stock, as contemplated by the Merger Agreement, or Home has materially breached an obligation in respect of the Home shareholder meeting;

•	by either party if (i) the Happy shareholders fail to approve the Merger Agreement or (ii) if the Home shareholders fail to approve the issuance of Home common stock, as contemplated by the Merger

Agreement, provided that this termination right is not available to a party whose failure to fulfill any obligation under the Merger Agreement shall have caused the failure to obtain such approval; or

•	by Home if ten percent or more of the outstanding shares of Happy common stock are appraisal shares.

Termination Fee

Happy will pay Home a termination fee of $35 million if the Merger Agreement is terminated by Home because (i) the Happy board fails to make its recommendation at its shareholders’ meeting (as it may be adjourned or postponed) in favor of the approval of the Merger Agreement or has made an adverse Happy recommendation change or (ii) Happy has materially breached any of the provisions of the Merger Agreement with respect to obtaining shareholder approval of the merger or soliciting acquisition proposals.

In addition, Happy will pay such termination fee to Home if (i) an alternative acquisition proposal with respect to Happy is communicated to or otherwise made known to the shareholders, senior management or Happy board, or any person or group of persons publicly announces an intention to make an acquisition proposal with respect to Happy after the date of the Merger Agreement, (ii) thereafter the Merger Agreement is terminated (A) by Home or Happy because the merger has not closed by September 15, 2022 (if the Happy shareholder approval has not been obtained by such time), (B) by Home pursuant to an uncured material breach by Happy of a representation or warranty or its obligations contained in the Merger Agreement (as set forth above) or (C) by Home or Happy if Happy’s shareholders fail to approve the Merger Agreement at the Happy shareholders’ meeting and (iii) prior to the date that is 12 months after the date of such termination Happy consummates an alternative acquisition proposal or enters into an agreement with respect to an acquisition proposal.

Matters to Be Considered at the Home Special Meeting (page 98)

Home shareholders will be asked to vote on the following proposals:

•	the Share Issuance Proposal;

•	the Number of Directors Proposal; and

•	the Home Adjournment Proposal.

Approval of the Share Issuance Proposal is required for the completion of the merger. Home’s board of directors recommends that Home shareholders vote FOR the proposals set forth above. For further discussion of the Home special meeting, see “Home Special Meeting of Shareholders.”

Approval of the Share Issuance Proposal requires the affirmative vote of at least a majority of the shares of Home common stock voting on such proposal, provided that a quorum is present at the Home special meeting. Approval of the Number of Directors Proposal requires the affirmative vote of at least a majority of the shares of Home common stock voting on such proposal, provided that a quorum is present at the Home special meeting. Approval of the Home Adjournment Proposal requires the affirmative vote of at least a majority of shares of Home common stock voting on such proposal, whether or not a quorum is present.

Matters to Be Considered at the Happy Special Meeting (page 104)

Happy shareholders will be asked to vote on the following proposals:

•	the Merger Proposal; and

•	the Happy Adjournment Proposal

Approval of the Merger Proposal is required for the completion of the merger. Happy’s board of directors recommends that Happy shareholders vote FOR the proposals set forth above. For further discussion of the Happy special meeting, see “Happy Special Meeting of Shareholders.”

Approval of the Merger Proposal requires an affirmative vote by the holders of at least two-thirds of the outstanding shares of common stock of Happy outstanding and entitled to vote thereon. Certain directors and officers have entered into voting agreements pursuant to which they agreed to vote 2,335,666 shares, and any shares received upon exercise of options, in favor of the merger, subject to certain exceptions. These shares represent approximately 12.03% of the Happy common stock entitled to vote at the Happy special meeting (based on the number of shares of Happy common stock outstanding on November 1, 2021).

Approval of the Happy Adjournment proposal requires an affirmative vote by the holders of at least a majority of shares of Happy voting on such proposal, whether or not a quorum is present.

Rights of Happy Shareholders Will Change as a Result of the Merger (page 91)

The rights of Happy shareholders are governed by Texas law and by Happy’s certificate of formation and bylaws. Upon the completion of the merger, Happy shareholders will no longer have any direct interest in Happy. Those Happy shareholders receiving shares of Home common stock as merger consideration will only participate in the combined company’s future earnings and potential growth through their ownership of Home common stock. All of the other incidents of direct stock ownership in Happy will be extinguished upon completion of the merger. The rights of former Happy shareholders that become Home shareholders will be governed by Arkansas law and Home’s articles of incorporation and bylaws. Therefore, Happy shareholders that receive Home common stock in the merger will have different rights once they become Home shareholders. See “Comparison of Rights of Holders of Home and Happy Common Stock” beginning on page 91.

Litigation Relating to the Merger (page 67)

On November 3, 2021, a complaint captioned Pate Pearson v. Home BancShares, Inc. et al., Case No. 1:21-cv-09077, was filed in the United States District Court for the Southern District of New York by a purported Home shareholder, naming Home and its directors and Happy as defendants alleging that the registration statement is materially misleading and omits material facts regarding the proposed merger, in violation of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934. The complaint seeks, among other things, an order enjoining completion of the merger, rescinding and setting aside the merger or awarding recission damages if it is consummated, directing the dissemination of a new registration statement and awarding costs and attorneys’ fees. In addition, Home and Happy have received two written demands, one dated November 2, 2021 and one dated November 4, 2021, on behalf of separate purported individual shareholders of Home, requesting the disclosure of additional information in an amendment or supplement to the registration statement. For more information, see “The Merger—Litigation Relating to the Merger.”

SELECTED CONSOLIDATED FINANCIAL DATA OF HAPPY

Set forth below are highlights from Happy’s consolidated financial data as of and for the three and nine months ended September 30, 2021 and 2020 and as of and for the years ended December 31, 2016 through 2020. Happy’s management prepared the unaudited information in accordance with generally accepted accounting principles for interim financial statements; accounting measurements at interim dates involve greater reliance on estimates than those at year end dates, and the results shown for interim periods are not necessarily indicative of results to be expected for full fiscal years. In the opinion of Happy’s management, this information reflects all material adjustments necessary for a fair presentation of this data for those dates. You should read this information in conjunction with Happy’s audited consolidated financial statements for the year ended December 31, 2020 and Happy’s unaudited consolidated financial statements for the three and nine months ended September 30, 2021, which are included in this joint proxy statement/prospectus and from which this information has been derived.

Summary Consolidated Financial Data

	As of or for the Three Months Ended September 30,		As of or for the Nine Months Ended September 30,		As of or for the Years Ended December 31,
	2021	2020	2021	2020	2020	2019	2018	2017	2016
	(Dollars and shares in thousands, except per share data)
Income statement data:
Total interest income	$54,345	$54,566	$161,688	$141,256	$197,151	$164,171	$147,387	$125,606	113,182
Total interest expense	4,705	5,063	14,100	17,420	22,481	34,718	27,607	17,335	12,203

Net interest income	49,640	49,503	147,588	123,836	174,670	129,453	119,780	108,271	100,979
Provision for loan losses	1,400	6,400	(11,820)	14,750	23,350	8,650	6,300	6,200	6,385

Net interest income after provision for loan losses	48,240	43,103	159,408	109,086	151,320	120,803	113,480	102,071	94,594
Non-interest income	14,583	11,825	42,386	38,335	53,486	43,526	35,262	33,440	34,883
Non-interest expense	43,397	38,735	123,372	99,766	143,652	114,525	113,520	102,540	91,788

Income before income taxes	19,426	16,193	78,422	47,655	61,154	49,804	35,222	32,971	37,689
Provision for income taxes	3,572	2,912	14,332	8,263	10,625	7,794	3,408	8,346	9,685

Net income	15,854	13,281	64,090	39,392	50,529	42,010	31,814	24,625	28,004

Net income available to common shareholders	$15,854	$13,281	$64,090	$39,392	$50,529	$42,010	$31,814	$24,625	$28,004

Per share data:
Basic earnings per common share	$0.81	$0.72	$3.27	$2.17	$2.72	$2.38	$1.89	$1.56	$1.86
Diluted earnings per common share	$0.81	$0.72	$3.25	$2.16	$2.71	$2.35	$1.85	$1.52	$1.81
Book value per common share	$35.85	$32.69	$35.85	$32.69	$33.71	$28.80	$25.51	$23.05	$20.42
Selected Operating Ratios:
Return on average assets	1.00%	0.99%	1.40%	1.15%	1.06%	1.18%	0.94%	0.77%	0.96%
Return on average stockholder’s equity	8.95%	9.24%	12.53%	9.68%	8.81%	8.92%	8.05%	7.23%	9.39%
Net interest margin(1)	3.46%	4.12%	3.62%	4.07%	4.10%	4.13%	4.03%	3.91%	3.96%
Selected Asset Quality Data, Capital and Asset Quality Ratios:
Equity/assets	10.80%	11.96%	10.80%	11.96%	11.85%	13.99%	13.39%	11.14%	10.24%
Tangible equity/tangible assets (non-GAAP)(2)	8.80	9.64	8.80	9.64	9.64	12.70	12.05	9.83	8.81
Nonperforming loans/gross loans	2.23	1.72	2.23	1.72	1.53	1.87	1.19	1.36	1.47
Nonperforming assets/total assets	1.24	1.19	1.24	1.19	0.97	1.33	0.90	1.01	1.12
Allowance for loan losses/nonperforming loans	51.32	74.80	51.32	74.80	97.34	68.89	116.00	91.62	94.00
Net charge-offs (recoveries)/average gross loans	0.02	0.02	0.08	0.07	0.08	0.30	0.29	0.31	0.15

Summary Consolidated Financial Data — Continued

	As of or for the Three Months Ended September 30,		As of or for the Nine Months Ended September 30,		As of or for the Years Ended December 31,
	2021	2020	2021	2020	2020	2019	2018	2017	2016
	(Dollars and shares in thousands, except per share data)
Balance sheet data (period end):
Total assets	$6,442,828	$5,375,526	$6,442,828	$5,375,526	$5,640,931	$3,829,288	$3,446,381	$3,413,093	$3,135,819
Tangible assets (non-GAAP)(2)	6,301,519	5,237,303	6,301,519	5,237,303	5,502,908	3,772,812	3,394,096	3,363,413	3,086,344
Total loans	3,547,154	3,667,527	3,547,154	3,667,527	3,533,263	2,653,938	2,430,485	2,374,021	2,183,015
Allowance for loan losses	(40,305)	(46,742)	(40,305)	(46,742)	(54,855)	(34,152)	(32,980)	(29,417)	(30,121)
Debt securities available for sale	1,551,812	869,372	1,551,812	869,372	958,262	657,028	541,243	564,231	447,811
Goodwill and other intangible assets	141,309	138,223	141,309	138,223	138,023	56,476	52,285	49,680	49,475
Deposits	5,465,033	4,438,987	5,465,033	4,438,987	4,685,660	3,040,314	2,813,600	2,663,641	2,626,079
Noninterest-bearing deposits	1,734,237	1,389,671	1,734,237	1,389,671	1,504,410	849,494	758,531	766,409	667,942
Stockholders’ equity	695,846	643,135	695,846	643,135	668,640	535,548	461,323	380,193	321,237
Tangible stockholders’ equity (non-GAAP)(2)	554,537	504,912	554,537	504,912	530,617	479,072	409,038	330,513	271,762
Capital ratios:
Leverage ratio(3)	9.2%	9.7%	9.2%	9.7%	10.0%	13.3%	12.7%	10.4%	9.7%
Common equity Tier 1 capital	12.6	11.9	12.6	11.9	12.7	15.2	15.0	12.3	11.4
Tier 1 risk-based capital ratio	13.1	12.5	13.1	12.5	13.2	15.6	15.5	12.7	11.9
Total risk-based capital ratio	17.2	17.2	17.2	17.2	18.1	19.0	19.3	16.5	16.0

(1)	Fully taxable equivalent (assuming an income tax rate of 21%).
(2)

Tangible calculations eliminate the effect of goodwill and acquisition-related intangible assets and the corresponding amortization expense on a tax-effected basis. See “Certain Information Concerning Happy—Management’s Discussion and Analysis of Financial Condition and Results of Operations – Table 19,” for the non-GAAP tabular reconciliation of these measures.

(3)	Leverage ratio is Tier 1 capital to quarterly average total assets less intangible assets and gross unrealized gains/losses on available-for-sale investment securities.

SELECTED CONSOLIDATED FINANCIAL DATA OF HOME

Set forth below are highlights from Home’s consolidated financial data as of and for the three and nine months ended September 30, 2021 and 2020 and as of and for the years ended December 31, 2016 through 2020. The results of operations for the three and nine months ended September 30, 2021 and September 30, 2020 are not necessarily indicative of the results of operations for the full year or any other interim period. Home management prepared the unaudited information on the same basis as it prepared Home’s audited consolidated financial statements. In the opinion of Home management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with Home’s consolidated financial statements and related notes included in its Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Report on Form 10-Q for the nine months ended September 30, 2021, each of which is incorporated herein by reference in this document and from which this information is derived. See “Where You Can Find More Information” in the forepart of this registration statement and “Documents Incorporated by Reference” on page 182.

Summary Consolidated Financial Data

	As of or for the Three Months Ended September 30,		As of or for the Nine Months Ended September 30,		As of or for the Years Ended December 31,
	2021	2020	2021	2020	2020	2019	2018	2017	2016
	(Dollars and shares in thousands, except per share data)
Income statement data:
Total interest income	$157,060	$166,633	$474,192	$510,406	$675,962	$717,988	$685,368	$520,251	$436,537
Total interest expense	12,449	20,495	40,241	75,876	93,407	154,771	124,355	64,346	30,579

Net interest income	144,611	146,138	433,951	434,530	582,555	563,217	561,013	455,905	405,958
Provision for credit losses	—	14,000	(4,752)	129,253	112,264	1,325	4,322	44,250	18,608

Net interest income after provision for credit losses	144,611	132,138	438,703	305,277	470,291	561,892	556,691	411,655	387,350
Non-interest income	29,209	29,951	105,605	77,901	111,786	99,516	102,832	99,636	87,051
Non-interest expense	75,619	71,712	221,467	213,144	304,374	275,787	264,003	240,208	191,755

Income before income taxes	98,201	90,377	322,841	170,034	277,703	385,621	395,520	271,083	282,646
Provision for income taxes	23,209	21,057	77,177	37,380	63,255	96,082	95,117	136,000	105,500

Net income	74,992	69,320	245,664	132,654	214,448	289,539	300,403	135,083	177,146

Net income available to common shareholders	$74,992	$69,320	$245,664	$132,654	$214,448	$289,539	$300,403	$135,083	$177,146

Per share data:
Basic earnings per common share	$0.46	$0.42	$1.49	$0.80	$1.30	$1.73	$1.73	$0.90	$1.26
Diluted earnings per common share	$0.46	$0.42	$1.49	$0.80	$1.30	$1.73	$1.73	$0.89	$1.26
Book value per common share	$16.68	$15.38	$16.68	$15.38	$15.78	$15.10	$13.76	$12.70	$9.45
Selected Operating Ratios:
Return on average assets	1.68%	1.66%	1.90%	1.11%	1.33%	1.93%	2.06%	1.17%	1.85%
Return on average stockholder’s equity	10.97%	10.97%	12.32%	7.13%	8.57%	12.01%	13.17%	8.23%	14.08%
Net interest margin(1)	3.60%	3.92%	3.74%	4.08%	4.02%	4.29%	4.42%	4.51%	4.81%
Selected Asset Quality Data, Capital and Asset Quality Ratios:
Equity/assets	15.40%	15.35%	15.40%	15.35%	15.89%	16.71%	15.36%	15.25%	13.53%
Tangible equity/tangible assets (non-GAAP)(2)	10.36	9.88	10.36	9.88	10.41	10.80	9.43	9.11	9.89
Nonperforming loans/total loans	0.51	0.63	0.51	0.63	0.66	0.50	0.58	0.43	0.85
Nonperforming assets/total assets	0.29	0.47	0.29	0.47	0.48	0.43	0.51	0.44	0.81
Allowance for credit losses/nonperforming loans	468.77	336.42	468.77	366.42	331.10	186.20	169.35	246.70	126.74
Net charge-offs (recoveries)/average total loans	0.07	0.14	0.09	0.11	0.11	0.08	0.05	0.17	0.11
Dividend pay-out	30.63	30.98	28.17	48.66	40.88	29.57	26.59	44.69	27.15

Summary Consolidated Financial Data — Continued

	As of or for the Three Months Ended September 30,		As of or for the Nine Months Ended September 30,		As of or for the Years Ended December 31,
	2021	2020	2021	2020	2020	2019	2018	2017	2016
	(Dollars and shares in thousands, except per share data)
Balance sheet data (period end):
Total assets	$17,765,056	$16,549,758	$17,765,056	$16,549,758	$16,398,804	$15,032,047	$15,302,438	$14,449,760	$9,808,465
Tangible assets (non-GAAP)(2)	16,765,565	15,544,584	16,765,565	15,544,584	15,395,051	14,037,067	14,301,134	13,472,460	9,412,171
Total loans	9,901,100	11,691,470	9,901,100	11,691,470	11,220,721	10,869,710	11,071,879	10,331,188	7,387,699
Allowance for credit losses	(238,673)	(248,224)	(238,673)	(248,224)	(245,473)	(102,122)	(108,791)	(110,266)	(80,002)
Debt securities held to maturity	—	—	—	—	—	—	192,776	224,756	284,176
Debt securities available for sale	3,150,608	2,361,900	3,150,608	2,361,900	2,473,781	2,083,838	1,785,862	1,663,517	1,072,920
Goodwill and other intangible assets	999,491	1,005,174	999,491	1,005,174	1,003,753	994,980	1,001,304	977,300	396,294
Deposits	14,003,371	12,937,466	14,003,371	12,937,466	12,725,790	11,278,383	10,899,778	10,388,502	6,942,427
Noninterest-bearing deposits	4,139,149	3,207,967	4,139,149	3,207,967	3,266,753	2,367,091	2,401,232	2,385,252	1,695,184
Stockholders’ equity	2,736,062	2,540,799	2,736,062	2,540,799	2,605,758	2,511,531	2,349,886	2,204,291	1,327,490
Tangible stockholders’ equity (non-GAAP)(2)	1,736,571	1,535,625	1,736,571	1,535,625	1,602,005	1,516,551	1,348,582	1,226,991	931,196
Capital ratios:
Leverage ratio (3)	11.00%	10.40%	11.00%	10.40%	10.85%	11.27%	10.36%	9.98%	10.63%
Common equity Tier 1 capital	15.12	12.64	15.12	12.64	13.42	12.44	11.34	10.86	11.30
Tier 1 risk-based capital ratio	15.73	13.22	15.73	13.22	14.01	13.03	11.93	11.48	12.01
Total risk-based capital ratio	19.55	16.90	19.55	16.90	17.75	16.35	15.31	15.05	12.97

(1)	Fully taxable equivalent (assuming an income tax rate of 26.135%).
(2)

Tangible calculations eliminate the effect of goodwill and acquisition-related intangible assets and the corresponding amortization expense on a tax-effected basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Table 22” of Home’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Table 28” of Home’s Annual Report on Form 10-K for the year ended December 31, 2020, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Table 28” of Home’s Annual Report on Form 10-K for the year ended December 31, 2018, for the non-GAAP tabular reconciliation of these measures.

(3)	Leverage ratio is Tier 1 capital to quarterly average total assets less intangible assets and gross unrealized gains/losses on available-for-sale investment securities.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma combined consolidated financial information and explanatory notes present how the combined financial statements of Home and Happy may have appeared had the businesses actually been combined. The unaudited pro forma combined consolidated financial information shows the impact of the merger of Home and Happy on the companies’ respective historical financial positions and results of operations under the acquisition method of accounting with Home treated as the acquiror. Under this method of accounting, the assets and liabilities of Happy will be recorded by Home at their estimated fair values as of the date the merger is completed. The unaudited pro forma combined consolidated balance sheet gives effect to the merger as if the transaction had occurred on September 30, 2021. The unaudited pro forma combined consolidated statements of income for the nine months ended September 30, 2021 and for the year ended December 31, 2020 give effect to the merger as if these transactions had been completed on January 1, 2020. The unaudited pro forma combined selected financial data is derived from such balance sheets and statements of income.

According to the terms of the Merger Agreement which was announced on September 15, 2021, the Happy shareholders will receive approximately 42.3 million shares of Home common stock upon the completion of the merger, representing 2.17 shares of Home common stock (the “Merger Consideration”) for each share of Happy common stock outstanding at the Effective Time of the merger, which will include all unvested shares of restricted common stock of Happy outstanding at the Effective Time. No cash consideration will be paid in connection with the merger; however, Happy shareholders will receive cash payments in lieu of any fractional shares of Home common stock to which they are otherwise entitled in connection with the merger. The value of Home’s common stock for determining cash payments in lieu of fractional shares will be determined using a volume-weighted average closing price of Home’s common stock as reported on the New York Stock Exchange (“NYSE”) over the 20-trading day period ending on the third business day prior to the closing of the merger (the “Home Average Closing Price”).

Additionally, holders of options to purchase Happy common stock outstanding at the Effective Time will receive shares of Home common stock, together with any cash in lieu of fractional shares, for each such option equal to the product of (i) the number of shares of Happy common stock subject to the option, multiplied by (ii) the excess, if any, of the Merger Consideration value over the exercise price of the option, less applicable tax withholdings, divided by (iii) the Home Average Closing Price. Similarly, holders of stock appreciation rights of Happy outstanding at the Effective Time will receive a cash payment, without interest, equal to the product of (i) the number of shares of Happy common stock subject to the stock appreciation right, multiplied by (ii) the excess, if any, of the Merger Consideration value over the grant price of the stock appreciation right, less applicable tax withholdings. For purposes of these calculations, the Merger Consideration value will be determined using the Home Average Closing Price, multiplied by 2.17.

The unaudited pro forma combined consolidated financial information set forth below and the explanatory notes that follow are based upon assumptions that 19,412,518 shares of Happy common stock (the number of shares outstanding as of November 1, 2021) are outstanding on the closing date of the merger and that the Home Average Closing Price is equal to $24.05 per share, which represents the volume-weighted average closing price per share of Home’s common stock as reported on Nasdaq for the 20-trading day period ending on November 1, 2021.

The unaudited pro forma combined consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of both Home and Happy which are incorporated by reference or included elsewhere in this joint proxy statement/prospectus as of and for the periods indicated. See “Where You Can Find More Information” in the forepart of this document and “Documents Incorporated By Reference” on page 182.

The unaudited pro forma combined consolidated financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of the period presented and had the impact of possible revenue enhancements and expense efficiencies, among other factors, been considered and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during this period. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma combined consolidated financial information, the preliminary determination of fair values of Happy’s assets acquired and liabilities assumed reflected in the pro forma combined consolidated financial information are subject to adjustment and may vary from the actual fair values assigned that will be recorded upon completion of the merger. Subsequent to the completion of the merger, Home will finalize its determination of the fair values of the acquired assets and assumed liabilities, which could significantly change both the amount and the composition of these estimated purchase accounting adjustments.

Unaudited Pro Forma Combined Consolidated Balance Sheet

As of September 30, 2021

	Home BancShares, Inc.	Happy Bancshares, Inc.	Pro Forma Adjustments		Pro Forma Combined
	(In thousands)
Assets
Cash and due from banks	$146,378	$104,500	$—		$250,878
Interest-bearing deposits with other banks	3,133,878	795,661	—		3,929,539

Cash and cash equivalents	3,280,256	900,161	—		4,180,417
Investment securities – available for sale, net of allowance for credit losses	3,150,608	1,551,812	—		4,702,420
Loans receivable	9,901,100	3,547,154	13,700	(c)	13,461,954
Allowance for credit losses	(238,673)	(40,305)	(36,695)	(d)	(315,673)

Loans receivable, net	9,662,427	3,506,849	(22,995)		13,146,281
Bank premises and equipment, net	276,972	157,689	—		434,661
Foreclosed assets held for sale	1,171	1,064	(200)	(e)	2,035
Cash value of life insurance	104,638	105,121	—		209,759
Accrued interest receivable	48,577	31,092	—		79,669
Deferred tax asset, net	69,724	3,535	11,900	(f)	85,159
Goodwill	973,025	129,791	326,043	(g)	1,428,859
Core deposit and other intangibles	26,466	11,518	13,695	(h)	51,679
Other assets	171,192	44,196	—		215,388

Total assets	$17,765,056	$6,442,828	$328,443		$24,536,327

Liabilities and Stockholders’ Equity
Liabilities
Deposits:
Demand and non-interest-bearing	$4,139,149	$1,734,237	$—		$5,873,386
Savings and interest-bearing transaction accounts	8,813,326	3,308,305	1,300		12,122,931
Time deposits	1,050,896	422,491	—		1,473,387

Total deposits	14,003,371	5,465,033	1,300	(i)	19,469,704
Securities sold under agreements to repurchase	141,002	—	—		141,002
FHLB and other borrowed funds	400,000	74,652	9,000	(j)	483,652
Accrued interest payable and other liabilities	113,721	47,627	11,000	(b)	172,348
Subordinated debentures	370,900	159,670	15,500	(k)	546,070

Total liabilities	15,028,994	5,746,982	36,800		20,812,776

Stockholders’ equity
Common stock	1,640	19,413	423	(a)	2,063
			(19,413)	(l)
Capital surplus	1,492,588	294,548	1,016,466	(a)	2,509,054
			(294,548)	(l)
Retained earnings	1,215,831	364,649	(364,649)	(l)	1,186,431
			(29,400)	(m)
Accumulated other comprehensive income	26,003	17,236	(17,236)	(l)	26,003

Total stockholders’ equity	2,736,062	695,846	291,643		3,723,551

Total liabilities and stockholders’ equity	$17,765,056	$6,442,828	$328,443		$24,536,327

(See accompanying notes to Unaudited Pro Forma Combined Consolidated Financial Statements)

Unaudited Pro Forma Combined Consolidated Income Statement

For the Nine Months Ended September 30, 2021

(In thousands, except per share data)	Home BancShares, Inc.	Happy Bancshares, Inc.	Pro Forma Adjustments		Pro Forma Combined
Interest income
Loans	$435,210	$141,955	$(5,299	)(n)	$571,866
Investment securities
Taxable	21,933	12,118	(4,200	)(r)	29,851
Tax-exempt	14,815	6,714	—		21,529
Deposits — other banks	2,234	901	—		3,135

Total interest income	474,192	161,688	(9,499)		626,381

Interest expense
Interest on deposits	19,781	6,090	(975	)(s)	24,896
FHLB and other borrowed funds	5,688	1,403			7,091
Securities sold under agreements to repurchase	399	—	—		399
Subordinated debentures	14,373	6,607	(2,578	)(t)	18,402

Total interest expense	40,241	14,100	(3,553)		50,788

Net interest income	433,951	147,588	(5,946)		575,593

Provision for credit losses	—	(11,820)	—		(11,820)
Provision for credit losses – unfunded commitments	(4,752)	(180)	—		(4,932)

Total credit loss (benefit) expense	(4,752)	(12,000)	—		(16,752)

Net interest income after provision for credit losses	438,703	159,588	(5,946)		592,345

Non-interest income
Service charges on deposit accounts	16,059	8,515	—		24,574
Other service charges and fees	25,318	10,675	(4,500	)(u)	31,493
Trust fees	1,445	7,736	—		9,181
Mortgage lending income	20,317	6,298	—		26,615
Insurance commissions	1,556	—	—		1,556
Increase in cash value of life insurance	1,548	1,913	—		3,461
Dividends from FHLB, FRB, FNBB & other	13,916	20	—		13,936
Gain on sale of SBA loans	1,588	—	—		1,588
Loss on sale of branches, equipment and other assets, net	(86)	—	—		(86)
Gain on OREO, net	1,266	285	—		1,551
Gain on securities, net	219	758	—		977
Fair value adjustment for marketable securities	7,093	(44)	—		7,049
Other income	15,366	6,502	—		21,868

Total non-interest income	105,605	42,658	(4,500)		143,763

Non-interest expense
Salaries and employee benefits	126,990	74,885	—		201,875
Occupancy and equipment	27,584	15,817	—		43,401
Data processing expense	17,787	9,208	—		26,995
Core deposit intangible amortization	1,006	1,230	661	(o)	2,897
Other operating expenses	48,100	22,684	—		70,784

Total non-interest expense	211,467	123,824	661		345,952

Income before income taxes	322,841	78,442	(11,107)		390,156
Income tax expense	77,177	14,332	(2,903	)(p)	88,606

Net income	$245,664	$64,090	$(8,204)		$301,550

Basic earnings per common share	$1.49	$3.27	—		$1.46

Diluted earnings per common share	$1.49	$3.25	—		$1.45

Average common shares outstanding	164,717	19,624	42,282	(q)	206,999
Average diluted shares outstanding	165,050	19,698	42,282	(q)	207,332

(See accompanying notes to Unaudited Pro Forma Combined Consolidated Financial Statements)

Unaudited Pro Forma Combined Consolidated Income Statement

For the Year Ended December 31, 2020

(In thousands, except per share data)	Home BancShares, Inc.	Happy Bancshares, Inc.	Pro Forma Adjustments		Pro Forma Combined
Interest income
Loans	$625,338	$178,890	$(7,065	)(n)	$797,163
Investment securities
Taxable	32,596	10,015	(5,600	)(r)	37,011
Tax-exempt	16,158	7,069	—		23,227
Deposits — other banks	1,849	1,177	—		3,026
Federal funds sold	21	—	—		21

Total interest income	675,962	197,151	(12,665)		860,448

Interest expense
Interest on deposits	63,110	12,807	(1,300	) (s)	74,617
Federal funds purchased	13	—	—		13
FHLB and other borrowed funds	9,506	2,580	—		12,086
Securities sold under agreements to repurchase	1,167	—	—		1,167
Subordinated debentures	19,611	7,094	(3,437	) (t)	23,268

Total interest expense	93,407	22,481	(4,737)		111,151

Net interest income	582,555	174,670	(7,928)		749,297

Provision for credit losses	112,264	23,350	—		135,614
Provision for credit losses – unfunded commitments		(312)	—		(312)

Total credit loss expense	112,264	23,038	—		135,302

Net interest income after provision for credit losses	470,291	151,632	(7,928)		613,995

Non-interest income
Service charges on deposit accounts	21,381	10,380	—		31,761
Other service charges and fees	30,686	10,498	(6,000	) (u)	35,184
Trust fees	1,633	8,985	—		10,618
Mortgage lending income	29,065	6,439	—		35,504
Insurance commissions	1,848	—	—		1,848
Increase in cash value of life insurance	2,200	3,562	—		5,762
Dividends from FHLB, FRB, FNBB & other	12,472	217	—		12,689
Gain on sale of SBA loans	645	—	—		645
Gain on sale of branches, equipment and other assets, net	326	—	—		326
Gain (loss) on OREO, net	1,132	(767)	—		365
Gain on securities, net	—	9,045	—		9,045
Fair value adjustment for marketable securities	(1,978)	47	—		(1,931)
Other income	12,376	4,252	—		16,628

Total non-interest income	111,786	52,658	(6,000)		158,444

Non-interest expense
Salaries and employee benefits	163,950	87,736	—		251,686
Occupancy and equipment	38,412	16,662	—		55,074
Data processing expense	19,032	10,275	—		29,307
Core deposit intangible amortization	5,844	1,040	1,481	(o)	8,365
Other operating expenses	77,136	27,423	—		104,559

Total non-interest expense	304,374	143,136	1,481		448,991

Income before income taxes	277,703	61,154	(15,409)		323,448
Income tax expense	63,255	10,625	(4,027	)(p)	69,853

Net income	$214,448	$50,529	$(11,382)		$253,595

Basic earnings per common share	$1.30	$2.72	—		$1.22

Diluted earnings per common share	$1.30	$2.71	—		$1.22

Average common shares outstanding	165,373	18,548	42,282	(q)	207,655
Average diluted shares outstanding	165,373	18,638	42,282	(q)	207,655

(See accompanying notes to Unaudited Pro Forma Combined Consolidated Financial Statements)

Notes to Unaudited Pro Forma Combined Consolidated Financial Statements

Note 1. Basis of Presentation

The unaudited pro forma combined consolidated financial statements and explanatory notes show the impact on the historical financial condition and results of operations of Home resulting from the Happy acquisition under the acquisition method of accounting. Under the acquisition method of accounting, the assets and liabilities of Happy are recorded by Home at their respective fair values as of the date the transaction is completed. The unaudited pro forma combined consolidated balance sheets combine the historical financial information of Home as of September 30, 2021, and assume that the Happy acquisition was completed on that date. The unaudited pro forma combined consolidated statements of income for the nine months ended September 30, 2021 and for the year ended December 31, 2020, give effect to the Happy acquisition as if the transactions had been completed on January 1, 2020.

Since the transactions are recorded using the acquisition method of accounting, all loans are recorded at fair value, including adjustments for credit quality, and no allowance for credit losses is carried over to Home’s balance sheet. In addition, certain anticipated nonrecurring costs associated with the Happy acquisition such as potential severance, professional fees, legal fees and conversion-related expenditures are not reflected in the pro forma statements of income and will be expensed as incurred.

While the recording of the acquired loans at their fair value will impact the prospective determination of the provision for credit losses and the allowance for credit losses (ACL), for purposes of the unaudited pro forma combined consolidated statement of income for the nine months ended September 30, 2021 and for the year ended December 31, 2020, Home assumed no adjustments to the historical amount of Happy’s provision for credit losses. If such adjustments were estimated, there could be a significant change to the historical amounts of provision for credit losses presented.

Note 2. Merger and Acquisition Integration Costs

The retail branch operations, commercial lending activities, along with all other operations of Happy’s bank subsidiaries HSB, will be integrated into Centennial. The operation integration and the system conversion for HSB are scheduled for the second quarter of 2022.

The specific details of the plan to integrate the operations of HSB will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment and service contracts to determine where we may take advantage of redundancies. Certain decisions arising from these assessments may involve involuntary termination of employees, vacating leased premises, changing information systems, canceling contracts with certain service providers, and selling or otherwise disposing of certain premises, furniture and equipment. Home also expects to incur merger-related costs including professional fees, legal fees, system conversion costs and costs related to communications with customers and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature of the cost and the timing of these integration actions.

Note 3. Estimated Annual Cost Savings

Home expects to realize cost savings and to generate revenue enhancements from the Happy acquisition. Cost savings for Happy are projected at 33% of non-interest expense and are estimated to be $53.2 million, on a pre-tax basis, and $39.9 million, net of taxes, resulting in an increase of $0.19 to basic and diluted earnings per share. These cost savings and revenue enhancements are not reflected in the pro forma combined consolidated financial statements, and there can be no assurance they will be achieved in the amount or manner currently contemplated.

Note 4. Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma combined consolidated financial statements presented for Happy. All adjustments are based on current assumptions and valuations, which are subject to change. Unless otherwise noted, all adjustments are based on assumptions and valuations as of the merger agreement dates for the respective pending acquisitions and are subject to change.

(a)	This represents the estimated merger consideration of $1.02 billion in common stock of Home.

(b)	This represents the establishment of the ACL for Unfunded Commitments under CECL.

(c)	This adjustment represents Home’s estimate of the necessary adjustment of Happy’s loan portfolio to estimated fair value.

(d)	This adjustment represents the elimination of Happy’s allowance for loan losses as part of the purchase accounting adjustments and the establishment of the ACL under CECL.

(e)	This adjustment represents Home’s estimate of the necessary write down of Happy’s foreclosed assets due to the manner in which these assets would be resolved by the acquirer.

(f)

This adjustment is for the current and deferred income tax assets and liabilities recorded to reflect the differences in the carrying values of the acquired assets and assumed liabilities for financial reporting purposes and the cost basis for U.S. federal income tax purposes at Home’s statutory federal and state income tax rate of 26.135%. Additionally, this adjustment includes the deferred tax asset (DTA) on the established ACL under CECL.

(g)	The consideration paid for Happy exceeds the fair value of the assets received; therefore, Home expects to record $455.8 million of goodwill.

(h)

This intangible asset represents the value of the relationships Happy had with its deposit customers. The fair value of this intangible asset was estimated based on a discounted cash flow methodology that gave appropriate consideration to expected customer attrition rates, cost of the deposit base, and the net maintenance cost attributable to customer deposits.

(i)	The fair value of deposits is estimated based on current market rates for similar products.

(j)	The fair value of FHLB borrowed funds is estimated based on borrowing rates currently available to Home for borrowings with similar terms and maturities.

(k)	This adjustment represents Home’s estimate of the necessary adjustment of Happy’s trust preferred and subordinated debentures to estimated fair value.

(l)	This adjustment represents the elimination of the historical equity of Happy as part of the purchase price adjustment.

(m)	This adjustment represents the equity impact of the establishment of the ACL on Happy’s portfolio under CECL.

(n)

Upon the completion of the merger, the Company will evaluate the acquired loan portfolio to finalize the necessary credit and interest rate fair value adjustments. Subsequently, the interest rate portion of the fair value adjustment will be accreted into earnings as an adjustment to the yield of such acquired loans. This adjustment represents the Company’s best estimate of the expected accretion that would have been recorded in 2020 and the first nine months of 2021 assuming the merger closed on January 1, 2020. Subsequent to the closing of the transaction, the amount and timing of the estimated accretion of this purchase accounting adjustment could be revised significantly.

(o)

This adjustment represents the expected amortization during 2020 and the first nine months of 2021 of the core deposit intangible asset expected to be acquired in the merger, assuming the transaction closed on January 1, 2020. The estimated useful life of this intangible asset is estimated to be ten years. This intangible asset will be amortized using the straight-line method of amortization.

(p)	This adjustment represents income tax expense on the pro forma adjustments at the Home’s statutory U.S. federal and state income tax rate of 26.135%.

(q)

Pro forma weighted average common shares outstanding assumes 19,412,518 shares of Happy common stock outstanding at the time of the merger, the issuance of 2.17 shares of Home common stock for every share of Happy common stock outstanding at the time of the merger, the issuance of an aggregate of 157,125 shares of Home common in settlement of all in-the-money Happy stock options outstanding at the time of the merger, assuming a Home Average Closing Price (defined below) of $24.05 (equal to the volume-weighted average closing price per share of Home’s common stock as reported on Nasdaq for the 20 consecutive trading day period ending on November 1, 2021), and that all 448,211 Happy stock options outstanding on November 1, 2021 remain outstanding at the time of the merger.

In accordance with the Merger Agreement, Happy shareholders will receive, in exchange for each share of Happy common stock, 2.17 shares of Home common stock (the “Merger Consideration”), and holders of Happy stock options outstanding at the time of the merger having an exercise price below the Merger Consideration value will receive, upon cancellation and conversion of each such option, a number of shares of Home common stock equal to the excess of the Merger Consideration value over the exercise price of each option, divided by the value of Home’s common stock at the time of the merger. For purposes of this calculation, the Merger Consideration value and the value of Home’s common stock at the time of the merger will be determined using a volume-weighted average closing price of Home’s common stock as reported on the NYSE over the 20 consecutive trading day period ending on the third business day prior to the closing of the merger (the “Home Average Closing Price”).

(r)	This adjustment represents accretion of investment securities discount from estimated fair value adjustment.

(s)	This adjustment represents amortization of deposit premium resulting from estimated fair value adjustment over the remaining terms to maturity of deposits.

(t)	This adjustment represents amortization of subordinated debentures premium resulting from estimated fair value adjustment.

(u)	This adjustment represents estimated reduction in income due to Durbin limitations.

Note 5. Reclassifications

Certain items within the pro forma financial statements for Happy Bancshares, Inc. have been reclassified to conform to the presentation of the financial statements for Home BancShares, Inc. and provide more comparative information. These reclassifications had no effect on net income or stockholders’ equity.

COMPARATIVE PER-SHARE DATA OF HOME AND HAPPY (UNAUDITED)

The following table sets forth for Home common stock and Happy common stock certain historical, pro forma and pro forma equivalent per-share financial information at December 31, 2020 and September 30, 2021. The pro forma and pro forma equivalent per-share information gives effect to the merger as if the transaction had been effective on the dates presented, in the case of book value data, and as if the transaction had been effective on January 1, 2020 in the case of the earnings and dividend data. The pro forma information in the table assumes that the merger is accounted for under the acquisition method of accounting. The information in the following table is based on the historical financial statements of each of Happy and Home, and should be read together with the historical financial information that Home has presented in prior filings with the SEC. With respect to Home, see “Where You Can Find More Information” in the forepart of this document and “Documents Incorporated By Reference” on page 182.

The pro forma financial information is not necessarily indicative of results that would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

As of and for the Nine Months Ended September 30, 2021

	Home	Happy	Pro forma combined (1)		Pro forma per equivalent Happy share(3)
Basic Earnings Per Common Share	$1.49	$3.27	$1.46		$3.16
Diluted Earnings Per Common Share	$1.49	$3.25	$1.45		$3.16
Dividends Declared Per Common Share	$0.42	$—	$0.42	(2)	$0.91
Book Value Per Common Share (at period end)	$16.68	$35.85	$18.05		$39.17

As of and for the Year Ended December 31, 2020

	Home	Happy	Pro forma combined (1)		Pro forma per equivalent Happy share
Basic Earnings Per Common Share	$1.30	$2.72	$1.22		$2.65
Diluted Earnings Per Common Share	$1.30	$2.71	$1.22		$2.65
Dividends Declared Per Common Share	$0.53	$—	$0.53	(2)	$1.15
Book Value Per Common Share (at period end)	$15.78	$33.71	$12.57		$27.27

(1)

Pro forma combined amounts are calculated by adding together the historical amounts reported by Home and Happy, as adjusted for the estimated purchase accounting adjustments to be recorded in connection with the merger and an estimated 42,282,289 shares of Home common stock to be issued in connection with the merger based on the terms of the Merger Agreement.

(2)	Pro forma combined dividends are based on Home’s historical amounts.
(3)	The pro forma per equivalent Happy share is computed by multiplying the pro forma combined amounts by the exchange ratio in the Merger Agreement of 2.17.

MARKET PRICE AND DIVIDEND INFORMATION

Home’s common stock is currently listed on The Nasdaq Global Select Market under the symbol “HOMB.” On November 9, 2021, Home announced its intention to voluntarily withdraw the principal listing of its common stock from The Nasdaq Global Select Market and transfer the listing to the New York Stock Exchange. Home expects that the listing and trading of its common stock on Nasdaq will end at the market close on November 19, 2021, and trading will begin on the NYSE at the market open on November 22, 2021 under the symbol “HOMB.” Happy common stock is not listed on a public exchange. There is no established public trading market for Happy common stock. As of November 1, 2021, there were 163,845,498 shares of Home common stock issued and outstanding, which were held by approximately 1,245 shareholders of record. As of November 1, 2021, there were 19,412,518 shares of Happy common stock outstanding, which were held by approximately 1,321 shareholders of record. Such numbers of shareholders do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

Home has a history of paying quarterly dividends on Home common stock. The timing and amount of future dividends are at the discretion of Home’s board of directors and will depend upon its consolidated earnings, financial condition, liquidity and capital requirements, the amount of cash dividends paid to Home by its subsidiaries, applicable government regulations and policies and other factors considered relevant by Home’s board of directors. Home’s board of directors anticipates it will continue to pay quarterly dividends in amounts determined based on the factors discussed above, but dividends may be terminated at any time and in the sole discretion of its board of directors. Capital distributions, including dividends, by Home’s subsidiaries are subject to restrictions tied to such institution’s earnings. For a description of these restrictions, see the section of Home’s Annual Report on Form 10-K for the year ended December 31, 2020 entitled “Supervision and Regulation,” which is incorporated by reference herein.

The following table presents the closing prices of Home common stock on September 14, 2021, the last trading day before the public announcement of the signing of the merger agreement, and November 8, 2021, the last practicable trading day prior to the mailing of this joint proxy statement/prospectus. The table also shows the estimated equivalent value of the Merger Consideration for each share of Happy common stock on the relevant date.

Date	Home Closing Price	Exchange Ratio	Estimated Equivalent Per Share Value(1)
September 14, 2021	$21.04	2.17	$45.66
November 8, 2021	$26.34	2.17	$57.16

(1)

The estimated equivalent per share value represents a hypothetical Merger Consideration value to a Happy shareholder equal to the closing share price of Home common stock on such dates multiplied by an exchange ratio of 2.17. The information presented does not reflect the actual value of the Merger Consideration that will be received by Happy shareholders in the merger. The actual value of the Merger Consideration will not be determined until the effective time of the merger, and will depend on the volume-weighted average closing price of Home common stock on the NYSE for the 20 trading days ending on the third business day immediately prior to the date the merger closes.

The above table shows only historical comparisons. These comparisons may not provide meaningful information to Happy shareholders in determining whether to approve the Merger Agreement. Happy shareholders are urged to obtain current market quotations for shares of Home common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus in considering whether to approve the Merger Agreement. The market prices of Home common stock will fluctuate between the date of this joint proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market prices of Happy common stock before or after the effective date of the merger. Changes in the market price of Home common stock prior to the completion of the merger will affect the market value of the Merger Consideration that Happy shareholders will receive upon completion of the merger.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this joint proxy statement/prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements relate to future events or future financial performance and include statements about the benefits of the merger, including future financial and operating results of Home, Happy or the combined company following the merger, the combined company’s plans, objectives, expectations and intentions, the expected timing of the completion of the merger, and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. When words like “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “could,” “should,” “would,” and similar expressions are used, you should consider them as identifying forward-looking statements. These forward-looking statements involve risks and uncertainties and are based on beliefs and assumptions, and on the information available at the time that these disclosures were prepared. These forward-looking statements may not be realized due to a variety of factors, including, but not limited to, the following:

•	the merger may not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received on a timely basis or at all;

•	Home’s stock price could change before closing of the merger due to, among other things, broader stock market movements and the performance of financial companies and peer group companies;

•

benefits from the merger may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Happy operates;

•	the potential impact of the announcement or consummation of the proposed merger on relationships with third parties, including customers, employees, and competitors;

•	Happy’s business may not be integrated into Home’s successfully, or such integration may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected;

•	Home’s potential exposure to unknown or contingent liabilities of Happy;

•	the challenges of integrating, retaining, and hiring key personnel;

•	management time and effort may be diverted to the resolution of merger-related issues;

•	the outcome of pending or threatened litigation, or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger;

•	the availability of and access to capital on terms acceptable to Home;

•	the effects of future local, regional, national and international economic conditions, including inflation or a decrease in commercial real estate and residential housing values;

•

changes in interest rates, which may affect Home’s and Happy’s net income, prepayment penalty income, mortgage banking income, and other future cash flows, or the market value of Home’s and Happy’s assets, including its investment securities;

•

disruptions, uncertainties and related effects on credit quality, liquidity and other aspects of Home’s or Happy’s businesses and operations as a result of the ongoing COVID-19 pandemic and measures that have been or may be implemented or imposed in response to the pandemic, including the recently proposed federal vaccine and testing mandate for employers of 100 or more employees;

•	increased regulatory requirements and supervision as a result of Home having more than $10 billion in total assets;

•	legislation and regulation affecting the financial services industry, including as a result of initiatives of the administration of President Joseph R. Biden;

•	governmental monetary and fiscal policies;

•	the effects of terrorism and efforts to combat it;

•	political instability;

•	risks associated with Home’s customer relationship with the Cuban government and its correspondent banking relationship with Banco Internacional de Comercio, S.A. (BICSA), a Cuban commercial bank;

•	the ability to keep pace with technological changes, including changes regarding cybersecurity;

•	an increase in the incidence or severity of fraud, illegal payments, security breaches or other illegal acts impacting Home’s or Happy’s bank subsidiaries or customers;

•

the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with competitors offering banking products and services by mail, telephone and the Internet;

•

the effect of changes in accounting policies and practices and auditing requirements, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board, and other accounting standard setters;

•	higher defaults on Home’s or Happy’s loan portfolio than expected; and

•	the failure of assumptions underlying the establishment of Home’s or Happy’s allowance for loan losses or changes in their estimates of the adequacy of Home’s or Happy’s allowance for loan losses.

The factors identified in this section are not intended to represent a complete list of all the factors that could adversely affect Home’s and Happy’s respective business, operating results, financial condition or cash flows. Other factors not presently known to Home or Happy or that they currently deem immaterial to their respective companies may also have an adverse effect on their business, operating results, financial condition or cash flows, and the factors they have identified could affect us to a greater extent than they currently anticipate. Many of the important factors that will determine Home’s and Happy’s future financial performance and financial condition are beyond their ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date they are made. See “Risk Factors” below and in Home’s Annual Report on Form 10-K for the year ended December 31, 2020, which is hereby incorporated by reference into this joint proxy statement/prospectus, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Except as required by applicable law or the rules and regulations of the SEC, Home undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in Home’s subsequent filings and reports with the SEC, as applicable, should be consulted. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995, and all of the forward-looking statements in this document are expressly qualified in their entirety by the cautionary statements contained or referenced in this section.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including Home’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” you should consider the risk factors described below carefully in determining whether to vote to approve the proposal presented in this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. Please see the sections entitled “Where You Can Find More Information” in the forepart of this document and “Documents Incorporated By Reference” on page 182.

Risk Factors Relating to the Merger

Because the market price of Home common stock may fluctuate, Happy shareholders cannot be sure of the value of each share of Home common stock that they will receive.

Upon completion of the merger, each share of Happy common stock (other than shares owned by Happy or Home) will be converted into the right to receive merger consideration consisting of 2.17 shares of Home common stock (plus cash in lieu of fractional shares), pursuant to the terms of the Merger Agreement. The value of each share of Home common stock to be received by Happy shareholders will be based on the volume-weighted average closing price of Home common stock during the 20 trading day period ending on the date that is three business days before the date the merger closes. This average price may vary from the closing price of Home common stock on the date that the merger was announced, on the date that this joint proxy statement/prospectus was mailed to Home and Happy shareholders, on the dates of the respective special meetings of the Home and Happy shareholders, and on the date the merger is completed.

Stock price changes may result from a variety of factors, including, among other things general market and economic conditions, changes in Home’s business, operating results and prospects, and legislative and regulatory changes, among other things.

Many of these factors are beyond the control of Home. Happy shareholders should obtain current market quotations for shares of Home common stock and Happy common stock before voting their shares at the Happy special meeting.

Home may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on Home’s ability to successfully combine the Home and Happy organizations. If Home is not able to achieve this objective, the anticipated benefits of the merger may not be realized fully or at all or may take longer than expected to be realized.

Home and Happy have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process or other factors could result in the loss or departure of key employees, the disruption of the ongoing business of Happy or inconsistencies in standards, controls, procedures and policies. It is also possible that clients, customers, depositors and counterparties of Happy could choose to discontinue their relationships with the combined company post-merger because they prefer doing business with Happy or for any other reason, which would adversely affect the future performance of the combined company. These transition matters could have an adverse effect on each of Home and Happy during the pre-merger period and for an undetermined time after the completion of the merger.

The results of operations of Home and the market price of Home common stock after the merger may be affected by factors different from those currently affecting the results of operations of Home and Happy.

The businesses of Home and Happy differ in certain respects and, accordingly, the results of operations of the combined company and the market price of Home’s common stock may be affected by factors different from those currently affecting the independent results of operations of Home and Happy. For a discussion of the businesses of Home and Happy and certain factors to be considered in connection with Home’s and Happy’s businesses, see “Certain Information Concerning Home,” “Certain Information Concerning Happy” and the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information.”

The unaudited pro forma combined consolidated financial statements included in this document are preliminary and the actual financial condition and results of operations of Home after the merger may differ materially.

The unaudited pro forma combined consolidated financial statements in this document are presented for illustrative purposes only and are not necessarily indicative of what Home’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma combined consolidated financial statements reflect adjustments, which are based upon preliminary estimates, to record the Happy’s identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Happy as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, please see “Unaudited Pro Forma Combined Consolidated Financial Information” beginning on page 19.

The merger agreement contains provisions granting both Home and Happy the right to terminate the merger agreement in certain circumstances.

The merger agreement contains certain termination rights, including the right, subject to certain exceptions, of either party to terminate the Merger Agreement if the merger is not completed on or prior to September 15, 2022 and the right of Happy to terminate the Merger Agreement, subject to certain conditions, to accept a business combination transaction deemed to be superior to the merger by the Happy board of directors. If the merger is not completed, the ongoing business of Happy could be adversely affected and Happy will be subject to several risks, including the risks described elsewhere in this “Risk Factors” section.

The Merger Agreement limits Happy’s ability to pursue an alternative transaction and requires Happy to pay a termination fee under certain circumstances relating to alternative acquisition proposals.

The Merger Agreement prohibits Happy from soliciting, initiating, encouraging or knowingly facilitating certain alternative acquisition proposals with any third party, subject to exceptions set forth in the Merger Agreement. The Merger Agreement also provides for the payment by Happy to Home of a termination fee of $35 million in the event that the Merger Agreement is terminated in connection with another acquisition proposal or under certain other circumstances. These provisions may discourage a potential competing acquiror that might have an interest in acquiring Happy from considering or proposing such an acquisition. See “The Merger Agreement—Termination; Termination Fee” included elsewhere in this joint proxy statement/prospectus.

The fairness opinions that Home and Happy have obtained, have not been, and are not expected to be, updated to reflect any changes in circumstances that may have occurred since the dates thereof.

The fairness opinions issued to Home and Happy, regarding the fairness, from a financial point of view, of the consideration to be paid in connection with the merger or the exchange ratio, as the case may be, speak only as of their respective dates of delivery. Changes in the operations and prospects of Home or Happy, general market and economic conditions and other factors which may be beyond the control of Home and Happy may have altered the value of Home or Happy or the market prices of shares of Home or Happy as of the date of this joint proxy statement/prospectus, or may alter such values and market prices by the time the merger is completed. The financial advisors who rendered the fairness opinions do not have any obligation to update, revise or reaffirm their respective opinions to reflect subsequent developments, and have not done so. Because Home and Happy do not currently anticipate asking their respective financial advisors to update their respective opinions, the opinions will not address the fairness of the Merger Consideration or the exchange ratio, as the case may be, from a financial point of view at the time the merger is completed. The Home board of directors’ recommendation that Home shareholders vote FOR the Share Issuance Proposal and the Happy’s board of directors’ recommendation that Happy shareholders vote FOR the Merger Proposal are, however, made as of the date of this joint proxy statement/prospectus. For a description of the opinions that Home and Happy received from their respective financial advisors, see “Opinion of Piper Sandler & Co., Financial Advisor to Home” and “Opinion of Stephens Inc., Financial Advisor to Happy” included elsewhere in this joint proxy statement/prospectus.

The unaudited prospective financial information regarding Home and Happy is based on various assumptions that may not prove to be correct.

The unaudited prospective financial information set forth in the financial forecasts included under “The Merger—Certain Unaudited Prospective Financial Information” is based on assumptions of, and information available to, Home at the time such information was prepared and provided to Home’s financial advisor. Home does not know whether the assumptions made will prove correct. Any or all of such information may turn out to be wrong. Such information can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond Home’s and Happy’s control. Many factors mentioned in this joint proxy statement/prospectus, including the risks outlined in “Risk Factors,” the events and/or circumstances described under “Cautionary Note Regarding Forward-Looking Statements” and the information with respect to Home provided in the reports that Home files with the SEC from time to time will be important in determining the future results of Home. As a result of these contingencies, actual future results may vary materially from Home’s estimates. In view of these uncertainties, the inclusion of certain Home and Happy unaudited prospective financial information in this joint proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will be achieved.

The unaudited prospective financial information presented herein was prepared solely for internal use and not prepared with a view toward public disclosure or toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made. Neither Home nor Happy undertakes any obligation to update the unaudited prospective financial information herein to reflect events or circumstances after the date such unaudited prospective financial information was prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

The unaudited prospective financial information included in this joint proxy statement/prospectus has been prepared by management of Home. Neither Home’s nor Happy’s independent accountants have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The reports of the independent registered public accountants related to the Home and Happy financial statements and related notes for the year ended December 31, 2020, which for Home is included in its Annual Report on Form 10-K for the year ended December 31, 2020, that is incorporated herein by reference, and for Happy is included in its audited consolidated financial statements for the year ended December 31, 2020, that are included in this joint proxy statement/prospectus, relate to the historical financial information of Home and Happy. They do not extend to the unaudited prospective financial information and should not be read to do so. See “The Merger—Certain Unaudited Prospective Financial Information” for more information.

The merger is subject to the receipt of consents and approvals from governmental entities that may impose conditions that could have an adverse effect on the combined company following the merger.

Before the merger may be completed, various approvals and consents must be obtained from the Federal Reserve Board and, the Arkansas State Bank Department and various other securities, antitrust, and regulatory authorities. These governmental entities may impose conditions on the granting of such approvals and consents. Although Home and Happy do not currently expect that any such material conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs or limiting the revenues of the combined company following the merger, any of which might have an adverse effect on the combined company following the merger. In addition, if there is an adverse development in either company’s regulatory standing, Home may be required to withdraw some or all of the applications for approval of the proposed merger and, if possible, resubmit them after the applicable supervisory concerns have been resolved. See “The Merger—Regulatory Approvals and Notifications.” Finally, each of Home and Happy has agreed to use its commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the merger. Such actions may entail costs and may adversely affect Home, Happy, or the combined company following the merger.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may adversely affect Happy and Home.

The merger is subject to customary conditions to closing, including the receipt of required regulatory approvals and approval of the Happy shareholders. If any condition to the merger is not satisfied or waived, to the extent permitted by law, the merger will not be completed. In addition, Home and Happy may terminate the Merger Agreement under certain circumstances even if the Merger Agreement is approved by Happy shareholders and the share issuance is approved by the Home shareholders. If Home and Happy do not complete the merger, neither company would realize any of the expected benefits of having completed the merger. In addition, the market price of Home’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger is not completed and Happy’s board of directors seeks another merger or business combination, Happy shareholders cannot be certain that Happy will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Home has agreed to provide in the merger. If the merger is not completed, additional risks could materialize, which could materially and adversely affect the business, financial condition and results of Happy and Home. For more information on closing conditions to the Merger Agreement, see “The Merger Agreement—Conditions to the Merger” included elsewhere in this joint proxy statement/prospectus.

The combined company expects to incur substantial expenses related to the merger.

The combined company expects to incur substantial expenses in connection with completing the merger and combining the business, operations, networks, systems, technologies, policies and procedures of the two companies. Although Home and Happy have assumed that a certain level of transaction and combination expenses would be incurred, there are a number of factors beyond their control that could affect the total amount or the timing of their combination expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and combination expenses associated with the merger could, particularly in the near term, exceed the savings that the combined company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the combination of the businesses following the completion of the merger. As a result of these expenses, both Home and Happy expect to take charges against their earnings before and after the completion of the merger. The charges taken in connection with the merger are expected to be significant, although the aggregate amount and timing of such charges are uncertain at present.

Happy and/or Home may be subject to claims and litigation pertaining to the merger that could prevent or delay the completion of the merger.

Any lawsuits filed in connection with the proposed merger could prevent or delay completion of the merger and result in substantial costs to Happy and Home, including any costs associated with indemnification. The defense or settlement of any lawsuit or claim that may be filed seeking remedies against Happy, its board of directors or Home or its board of directors in connection with the merger that remains unresolved at the effective time of the merger may adversely affect Home’s business, financial condition, results of operations and cash flows.

Shares of Home common stock to be received by Happy shareholders as a result of the merger will have rights different from the shares of Happy common stock.

Upon completion of the merger, the rights of former Happy shareholders who receive Home common stock in the merger and thereby become Home shareholders will be governed by the articles of incorporation and bylaws of Home and by Arkansas law. The rights associated with Happy common stock are different from the rights associated with Home common stock. See “Comparison of Rights of Holders of Home and Happy Common Stock” beginning on page 91 for a discussion of the different rights associated with Home common stock.

Holders of Happy and Home common stock will have a reduced ownership and voting interest in the combined company after the merger and will exercise less influence over management.

Holders of Happy and Home common stock currently have the right to vote in the election of the board of directors and on other matters affecting Happy and Home, respectively. Upon completion of the merger, each Happy common shareholder who receives shares of Home common stock will become a stockholder of Home, with a percentage ownership of Home that is smaller than the shareholder’s percentage ownership of Happy. Based on the number of Home shares outstanding on November 1, 2021, and the shares expected to be issued in the merger assuming the Home Average Closing Price is $24.05, the former shareholders of Happy as a group will receive shares in the merger constituting approximately 20.5% of the outstanding shares of Home common stock immediately after the merger. As a result, current stockholders of Home as a group will own approximately 79.5% of the outstanding shares of Home common stock immediately after the merger. Because of this, Happy common shareholders may have less influence on the management and policies of Home than they now have on the management and policies of Happy, and current Home shareholders may have less influence than they now have on the management and policies of Home.

If a Happy shareholder exercises statutory dissenters’ rights, the value such shareholder receives could be less than the value of the Merger Consideration such shareholder would otherwise receive pursuant to the Merger Agreement.

Pursuant to Subchapter H, Chapter 10, Title 1 of the TBOC, a Happy shareholder who perfects dissenters’ rights as provided in such sections is entitled to receive payment in cash of the fair value of each share of Happy common stock held by such shareholder. The fair value of the share of Happy common stock, as determined in accordance with the TBOC, may be less than the value of a share of the Happy common stock such shareholder would otherwise receive pursuant to the Merger Agreement. See “The Merger—Dissenters’ Rights.”

Certain Happy directors and officers may have interests in the merger different from the interests of Happy shareholders.

In considering the recommendations of the board of directors of Happy, Happy shareholders should be aware that certain directors and officers of Happy have interests in the merger that may differ from, or may be in addition to, the interests of Happy shareholders generally. The board of directors of Happy was aware of these interests and considered them, among other matters, when it adopted the Merger Agreement and in making its recommendations that the Happy shareholders approve the Merger Proposal. These interests include:

•

Certain Happy directors and officers may receive Home common stock in connection with the termination of their stock options and/or cash payments in connection with the termination of their stock appreciation rights;

•	Certain Happy officers are parties to agreements that provide severance and other benefits upon or following a change in control of Happy subject to other conditions being satisfied;

•	Happy directors and officers are entitled to indemnification and insurance coverage under the Merger Agreement;

•	Certain Happy officers will be offered continued employment with Centennial at salaries agreed upon by the officer and Centennial; and

•	J. Pat Hickman will be appointed to the Home board of directors.

For a more complete description of the interests of Happy directors and officers in the merger, see “The Merger—Golden Parachute Compensation” and “The Merger—Termination of Stock Options and Stock Appreciation Rights” and “The Directors and Officers of Happy Have Financial Interests in the Merger.”

The merger may have adverse tax consequences.

Each of Home and Happy expects the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the obligation of Home and Happy to complete the merger is conditioned upon the receipt of legal opinions from their respective counsels to the effect that the merger will so qualify. A legal opinion represents the judgment of counsel rendering the opinion and is not binding on the Internal Revenue Service or the courts. If the merger were to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code, then each holder of Happy common stock generally would recognize gain or loss, as applicable, equal to the difference between (1) the sum of the fair market value of the shares of Home common stock and the amount of cash received in the merger and (2) such holder’s adjusted tax basis in the shares of Happy common stock surrendered in exchange therefor. The consequences of the merger to any particular shareholder will depend on that shareholder’s individual situation. We strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.

THE MERGER

The following is a discussion of the merger and the material terms of the Merger Agreement among Home, Centennial, Acquisition Sub, Happy and HSB. You are urged to read carefully the Merger Agreement in its entirety, a copy of which is attached as Appendix A to this joint proxy statement/prospectus and incorporated by reference herein. This summary may not contain all of the information about the Merger Agreement that is important to you. Factual information about Home and Happy can be found elsewhere in this joint proxy statement/prospectus. Additional factual information about Home can be found in the public filings Home makes with the SEC, as described in the section entitled “Where You Can Find More Information.”

Terms of the Merger

Transaction Structure. Home’s and Happy’s boards of directors have each approved the Merger Agreement. Home has elected to utilize an acquisition subsidiary structure as permitted by the Merger Agreement so that Home’s newly-formed acquisition subsidiary will merge with and into Happy with a subsequent merger of Happy with and into Home, with Home continuing as the surviving corporation. As soon as reasonably practicable following the merger, HSB will merge with and into Centennial, with Centennial as the surviving corporation.

Merger Consideration. Under the terms of the Merger Agreement, Happy shareholders will have the right to receive, in exchange for each share of Happy common stock, 2.17 shares of Home common stock (the “Merger Consideration”), together with cash in lieu of any fractional shares. Based on 19,412,518 shares outstanding at closing (equal to the number of shares outstanding on November 1, 2021), Happy shareholders will receive, in the aggregate, 42,125,164 shares of Home common stock valued in the aggregate at $1,013,110,194 based on the volume-weighted average closing price per share of Home’s common stock as reported on Nasdaq for the 20 consecutive trading day period ending on November 1, 2021 of $24.05.

In addition, holders of Happy stock options outstanding at the time of the merger having an exercise price below the Merger Consideration value will receive shares of Home common stock, together with any cash in lieu of fractional shares. The number of shares of Home common stock to be issued for each outstanding Happy option will be determined based on the excess, if any, of the Merger Consideration value over the exercise price of each option, divided by the value of Home’s common stock at the time of the merger. For purposes of this calculation, the Merger Consideration value and the value of Home’s common stock at the time of the merger will be determined using a volume-weighted average closing price of Home’s common stock as reported on the NYSE over the 20 consecutive trading day period ending on the third business day prior to the closing of the merger (the “Home Average Closing Price”). Assuming a Home Average Closing Price of $24.05 and a Merger Consideration value of $52.19 (2.17 multiplied by $24.05), approximately 157,125 shares of Home common stock would be issued for the Happy stock options (if no options are exercised prior to closing).

Assuming 163,845,498 Home shares are outstanding at the time of the merger (equal to the number of shares outstanding on November 1, 2021), an aggregate of 42,282,289 shares of Home common stock are issued in exchange for Happy’s outstanding shares and stock options, and no cash in lieu of fractional shares is paid, Happy shareholders would own approximately 20.5% of Home common stock after the merger is completed, excluding any shares of Home common stock they may already own.

Although the number of shares of Home common stock that will be issued to Happy shareholders will not change based on the Home Average Closing Price (other than in connection with the termination of the Happy stock options), the value of such Merger Consideration will change based on changes in the market price of Home’s common stock prior to the closing of the merger. The following table illustrates, for a range of potentially applicable Home Average Closing Prices, the value of Home common stock that would be exchanged for each share of Happy common stock. The Home Average Closing Prices shown on this table are for illustration only. Cash will be paid in lieu of issuing any resulting fractional shares of Home common stock.

Per Share Stock Consideration (a)

If the applicable Home Average Closing Price is:	Exchange Ratio	Value of Merger Consideration for each share of Happy common stock:
$17.00	2.17	$36.89
$18.00	2.17	$39.06
$19.00	2.17	$41.23
$20.00	2.17	$43.40
$21.00	2.17	$45.57
$21.77(b)	2.17	$47.24
$22.00	2.17	$47.74
$23.00	2.17	$49.91
$24.00	2.17	$52.08
$24.05(c)	2.17	$52.19
$25.00	2.17	$54.25
$26.00	2.17	$56.42
$27.00	2.17	$58.59
$28.00	2.17	$60.76

(a)

The value of the Merger Consideration, and any cash in lieu of fractional shares, to be paid to each Happy shareholder will be based on the actual Home Average Closing Price, which will be computed at the time of the merger; the Home Average Closing Prices shown on this table are for illustration only.

(b)

The volume-weighted average closing price per share of Home’s common stock as reported on Nasdaq for the 20 consecutive trading day period ending on September 13, 2021 (the latest practicable trading day to make such calculation prior the signing of the Merger Agreement on September 15, 2021), was $21.77

(c)

The volume-weighted average closing price per share of Home’s common stock as reported on Nasdaq for the 20 consecutive trading day period ending on November 1, 2021, was $24.05. Unless otherwise indicated, illustrations given in this joint proxy statement/prospectus use $24.05 as the Home Average Closing Price and are based on other information current as of November 1, 2021.

For illustrative purposes only, a Happy shareholder holding 50 shares of Happy common stock will receive 108 shares of Home common stock, and $12.03 in cash in lieu of the resulting 0.5 fractional share (assuming a Home Average Closing Price of $24.05).

Letters of Transmittal

Promptly upon the completion of the merger, the exchange agent will send a letter of transmittal and instructions for surrendering certificates or book-entry shares of Happy common stock in exchange for the Merger Consideration and/or any cash in lieu of fractional shares of Home common stock (as described below) to each holder of record of certificates or book-entry shares which, immediately prior to the completion of the merger, represented shares of Happy common stock, whose shares were converted into the right to receive the Merger Consideration.

Cash in Lieu of Fractional Shares

No fractional shares of Home common stock will be issued upon the surrender of certificates or book-entry shares of Happy common stock for exchange or upon termination of Happy stock options, and no dividend or distribution with respect to Home common stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of Home. In lieu of the issuance of any such fractional share, Home will pay to each former shareholder of Happy who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Home Average Closing Price by (ii) the fraction of a share (after taking into account all shares of Happy common stock held by such holder at the effective time of the merger and rounded to the nearest thousandth when expressed in decimal form) of Home common stock which such holder would otherwise be entitled to receive.

Lost, Stolen or Destroyed Stock Certificates

If a certificate for Happy common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the Merger Agreement upon receipt of an affidavit as to that loss, theft or destruction and, if requested by the exchange agent, the posting of a bond to indemnify the exchange agent against any claim that may be made against it with respect to such certificate. If a Happy shareholder would like to replace his, her or its stock certificate prior to the closing of the merger, please contact Happy Bancshares, Inc., Attn: Eric Alexander, 701 S. Taylor, LB 120, Amarillo, Texas 79101.

Dividends and Distributions of Home

Until certificates or book-entry shares representing shares of Happy common stock are surrendered for exchange, any dividends or other distributions of Home with a record date after the effective time of the merger with respect to Home common stock into which such shares of Happy common stock may have been converted will not be paid. Following surrender of any such certificates or book-entry shares, the record holder thereof will be entitled to receive, without interest, any Home dividends or other distributions with a record date after the effective time of the merger payable with respect to the whole shares of Home common stock represented by such certificates or book-entry shares and paid prior to the surrender date, and at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Home common stock represented by such certificates or book-entry shares with a record date after the effective time of the merger but before the surrender date and with a payment date after the issuance of Home common stock issuable with respect to such certificates or book-entry shares.

After the effective time of the merger, there will be no transfers on the stock transfer books of Happy of any shares of Happy common stock, other than to settle transfers that occurred prior to the effective time of the merger. If certificates representing such shares are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the Merger Consideration into which the shares represented by that certificate have been converted.

Dissenters’ Rights

Notwithstanding any other provisions of this joint proxy statement/prospectus, shares of Happy common stock issued and outstanding at the effective time of the merger which are held by a Happy shareholder who perfected his or her dissenters’ rights in accordance with Section 10.356 of the TBOC (“Dissenting Shares”) shall not be converted into or represent the right to receive the consideration payable thereon, and any such holder shall be entitled only to such rights of appraisal as are granted by Sections 10.351, et seq. of the TBOC (“Dissenter Provisions”), unless and until such holder fails to perfect or effectively withdraws or otherwise loses his or her right to appraisal; provided, however, that no payment in connection with Dissenting Shares shall be made to any dissenting stockholder unless and until such dissenting stockholder has complied with the applicable provisions of the Dissenter Provisions and surrendered to Home the certificate or certificates representing the Dissenting Shares for which payment is being made. If after the effective time of the merger any such dissenting stockholder fails to perfect or effectively withdraws or loses his or her right to appraisal, such shares of common stock shall be treated as if they had been converted at the effective time of the merger into the right to receive the consideration payable thereon. Happy shall give Home prompt notice upon receipt by Happy of any written objection to the merger under the Dissenter Provisions, and the withdrawals of such demands, and any other instruments provided to Happy pursuant to the Dissenter Provisions (any stockholder duly making such demand being hereinafter called a “Dissenting Stockholder”). Each Dissenting Stockholder that becomes entitled, pursuant to the Dissenter Provisions, to payment for any shares of common stock held by such Dissenting

Stockholder shall receive payment therefor from Home (but only after the amount thereof shall have been agreed upon or at the times and in the amounts required by the Dissenter Provisions). The value of the Happy share of common stock, as determined in accordance with the TBOC, may be less than the value of a share of the Happy common stock such shareholder would otherwise receive pursuant to the Merger Agreement.

TO THE SHAREHOLDERS OF HAPPY:

YOU ARE HEREBY NOTIFIED THAT YOU MAY BE ENTITLED TO ASSERT DISSENTERS’ RIGHTS PURSUANT TO SECTIONS 10.351, ET SEQ. OF THE TBOC, A COPY OF WHICH IS ATTACHED IN ITS ENTIRETY AS APPENDIX D TO THIS JOINT PROXY STATEMENT/PROSPECTUS.

Any Happy shareholder desiring to assert dissenters’ rights (1) must vote AGAINST the Merger Proposal at the Happy special meeting and (2) must deliver to Happy prior to the Happy special meeting written notice of the shareholder’s objection to the Merger and intent to exercise its right to dissent and demand payment of fair value for the shares of Happy common stock if the Merger Proposal is approved (“Initial Dissent Requirements”). Within ten (10) days after the date the merger takes effect, Home shall give the owners of Happy stock who complied with the Initial Dissent Requirements notice that the merger has been completed (the “Merger Completion Notice”). Within twenty (20) days after the Merger Completion Notice is sent, any Happy shareholder desiring to continue to assert dissenters’ rights must deliver to Home written notice demanding payment of the fair value of the shares of Happy common stock for which rights of dissent and appraisal are sought (“Fair Value Demand”). Within twenty (20) days after a Fair Value Demand is made the shareholder must submit to Home any certificates representing the shares of Happy common stock for which fair value is demanded for the purpose of noting on such certificates that such demand has been made. Within twenty (20) days after Home receives a Fair Value Demand, Home shall respond to such demand either accepting or rejecting the demand as the fair value of the shares of Happy common stock for dissenting shares of Happy. If Home accepts the amount of the Fair Value Demand from the owners of Dissenting Shares, such owners will be entitled to receive the amount demanded for such shares in cash upon surrendering the stock certificates representing such shares at any time within 90 days after the time that the merger is completed. If Home does not accept the amount of the Fair Value Demand and makes a counter-offer of the amount Home estimates is the fair value of the ownership interests which is accepted by the owners of Dissenting Shares, such owners will be entitled to receive the amount agreed upon with Home within 120 days after the time that the merger is completed.

If you intend to exercise your right to dissent from the merger, prior to the Happy special meeting, you must deliver the notice of objection to Happy, addressed to:

Happy Bancshares, Inc.

701 S. Taylor, LB 120

Amarillo, Texas 79101

Attention: Corporate Secretary

After the merger is completed, your written demand and any notice sent to Home must be addressed to:

Home BancShares, Inc.

719 Harkrider Street, Suite 100

Conway, Arkansas 72032

Attention: Corporate Secretary

In general, any shareholder who perfects their dissenters’ rights to be paid the “fair value” of the shareholder’s Happy common stock in cash will recognize taxable gain or loss for U.S. federal income tax purposes.

This is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 10.351, et seq. of the TBOC, which is reproduced in its entirety as Appendix D to this joint proxy statement/prospectus.

BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF THE TBOC RELATING TO DISSENTERS’ RIGHTS, HAPPY SHAREHOLDERS WHO ARE CONSIDERING EXERCISING DISSENTERS’ RIGHTS ARE URGED TO CONSULT THEIR OWN LEGAL ADVISERS.

Regulatory Approvals and Notifications

Each of Home and Happy has agreed to use its reasonable best efforts to obtain all regulatory approvals required to complete the merger and the other transactions contemplated by the Merger Agreement. These approvals include approval from the Federal Reserve Board and the Arkansas State Bank Department, among others. Home and Happy have filed, or are in the process of filing, applications and notifications to obtain these regulatory approvals.

Federal Reserve Board. The transaction contemplated by the Merger Agreement is subject to approval by the Federal Reserve Board pursuant to the Bank Holding Company Act of 1956, as amended, and the Bank Merger Act.

Arkansas State Bank Department. The transaction contemplated by the Merger Agreement is subject to approval by the Arkansas State Bank Department.

Texas Department of Banking. The transaction contemplated by the Merger Agreement requires notice to the Texas Department of Banking.

Additional Regulatory Approvals and Notices. The transaction contemplated by the Merger Agreement is also subject to approval by and notifications to various other regulatory agencies.

There can be no assurances that such approvals will be received on a timely basis, or as to the ability of Home and Happy to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. There can likewise be no assurances that U.S. or state regulatory authorities will not attempt to challenge the merger on antitrust grounds or for other reasons, or, if such a challenge is made, as to the result of such challenge. The parties’ obligations to complete the transactions contemplated by the Merger Agreement are subject to a number of conditions, including the receipt of all requisite regulatory approvals.

Accounting Treatment

Home will account for the merger using the acquisition method of accounting. Under this accounting method, Home would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is complete. Any excess of the cost of Happy over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. Home’s reported income would include the operations of Happy after the merger. Financial statements of Home after completion of the merger would reflect the impact of the acquisition of Happy. Financial statements of Home issued before completion of the merger would not be restated retroactively to reflect Happy historical financial position or results of operation.

Public Trading Market

Home common stock is currently listed on The Nasdaq Global Select Market under the symbol “HOMB.” On November 9, 2021, Home, acting pursuant to authorization from its board of directors, announced its intention to voluntarily withdraw the principal listing of its common stock from The Nasdaq Global Select Market and transfer the listing to the New York Stock Exchange. Home expects that the listing and trading of its common stock on Nasdaq will end at the market close on November 19, 2021, and trading will begin on the NYSE at the market open on November 22, 2021 under the symbol “HOMB.” The Home common stock issuable in the merger will be listed on the NYSE.

Resale of Home Common Stock

All shares of Home common stock received by Happy shareholders in the merger will be freely tradable for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, except for shares of Home common stock received by any such holder who becomes an “affiliate” of Home after completion of the merger. This joint proxy statement/prospectus does not cover resales of shares of Home common stock received by any person upon completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

Background of the Merger

As part of the ongoing consideration and evaluation of their respective long-term prospects and strategies, each of Home’s and Happy’s board of directors (which we refer to in this section as the “Home Board” and the “Happy Board”, respectively) and Home’s and Happy’s senior management have regularly reviewed and assessed their respective business strategies and objectives, including assessments of strategic growth opportunities potentially available to Home and Happy, as part of their respective continuous efforts to enhance value for their respective shareholders and deliver the best possible services to their respective customers and communities. These reviews have focused on, among other things, prospects and developments in the financial services industry, in the regulatory environment, in the economy generally, and in financial markets, and the implications of such developments for financial institutions generally and Home and Happy, in particular. These reviews have also included assessments of ongoing consolidation in the financial services industry and the benefits and risks to Home and Happy, respectively, and their respective shareholders of strategic combinations compared to the benefits and risks of continued operation as a stand-alone company. Factors assessed in connection with these reviews have included the risks and opportunities associated with operating in existing and new markets, competition, potential positive and negative expense and revenue synergies, regulatory requirements, interest rate environment and prospects, scale, credit risk, market risk and rapid changes in technology and in delivery and marketing channels.

In the past, Home has publicly expressed its desire to acquire a strategic acquisition target. John W. Allison, Chairman, Chief Executive Officer and President of Home, has engaged from time to time in discussions with executive officers of other companies in the financial services industry, including with respect to potential strategic business combination transaction opportunities that may be available to enhance value for their respective companies and shareholders. The Home Board and the Happy Board, as well as certain members of Home and Happy senior management, also regularly meet with representatives of various investment banking firms experienced in the banking industry to discuss market conditions, current industry trends, their respective company’s performance and potential strategic opportunities.

From time to time over the past few years, J. Pat Hickman discussed issues with the Happy Board concerning additional regulatory oversight that would be applicable to Happy State Bank once its assets exceeded $10 billion. The Happy Board also discussed the capital model of Happy and how, in its current state, the model might not be able to support Happy’s growth goals. The Happy Board discussed that, as Happy State Bank grew in size, it would be a challenge to maintain the same level of profitability and discussed various means by which Happy State Bank could continue to create shareholder value. The various solutions discussed included business combinations and capital markets transactions, among others.

On March 13, 2021, the independent directors of the Happy Board voted unanimously to establish a Strategic Review Committee (the “Strategic Review Committee”) to review strategic alternatives available to Happy that may maximize and preserve shareholder value, including in light of the fact that additional regulations and loss of interchange revenue will be imposed on the Bank once it exceeds $10 billion in assets. The Strategic Review Committee was authorized to engage an investment banker and counsel to assist with the review of Happy’s strategic options. Representatives of Haynes and Boone, LLP (“Haynes Boone”), counsel to the independent directors and committees thereof, attended this meeting.

From mid-March to mid-May, the Happy Board, the independent directors of the Happy Board and the Strategic Review Committee held several meetings where they discussed Happy’s valuation and explored strategic alternatives available to Happy in order to maximize shareholder value, including the possibility of a sale transaction. Representatives of Haynes Boone attended these meetings.

On April 9, 2021, the Strategic Review Committee interviewed representatives of Stephens Inc. (“Stephens”) and another investment banking firm, and the investment bankers discussed developments in the financial services industry, the overall mergers and acquisitions environment and implications for the financial services industry emerging from rapidly evolving technology, bank and non-bank competition and the potential effects of scale. They also discussed various ways in which to enhance Happy’s stockholder value, including through a strategic transaction with another financial institution, which potentially could result in strategic and other benefits for both companies, their respective stockholders and other constituencies.

On May 11, 2021, the Happy Board held a special meeting where Stephens provided the Happy Board with a list of potential acquisition partners, including detailed information concerning each party and factors to consider for a potential combination with each party. Following a review of the list, the Happy Board authorized Stephens to reach out to the parties listed as potential acquisition partners to explore their interest in an acquisition transaction.

On May 14, 2021, the Happy Board approved additional resolutions to establish and ratify the Strategic Review Committee, which included the following directors: Frank Marrs, as committee chair, Drayton McLane, Jr., Drayton McLane III, Matt Bumstead and Trent Sisemore. The mission of the Strategic Review Committee was to identify, review, evaluate and consider various alternatives available to Happy with the view of enhancing shareholder value, including the sale of assets, merger or other business combination, strategic acquisitions, capital markets transactions and the continued execution of Happy’s business plan.

From late-May to mid-July, the Happy Board, the independent directors and the Strategic Review Committee held multiple meetings, where they discussed the latest developments concerning a potential sale transaction. At certain of these meetings, Stephens provided presentations and answered questions related to Happy’s valuation and strategic alternatives that may increase shareholder value and later began providing updates concerning the sale process. Representatives of Haynes Boone attended such meetings.

Beginning in late May 2021, Stephens contacted potential acquisition partners to gauge interest in a business combination transaction and provided regular updates to Happy.

On June 18, 2021, Home contacted DD&F Consulting Group, Inc. (“DD&F”), an Arkansas-based consulting firm that specializes in mergers, acquisitions, bank performance and risk management services for the finance industry, and requested DD&F to consult on the potential acquisition of Happy.

Throughout the week beginning June 21, 2021, J. Pat Hickman, Mikel Williamson and representatives of Stephens met in person with the management teams of certain potential acquisition partners, and on June 22, 2021, they met with certain members of Home’s management team, including John W. Allison and Tracy French to discuss a potential acquisition and related parameters.

In late-June and early-July, members of the Happy management team provided Stephens with financial and operational information requested by the potential acquisition partners.

On July 15, 2021, the Home Board held a meeting to discuss the offer related to the potential acquisition of Happy.

On July 23, 2021, the potential acquisition partners submitted their indications of interest to Happy.

On July 27, 2021, the Strategic Review Committee held a meeting to review the indications of interest and discuss their terms with Stephens. Stephens provided a detailed presentation of the bidders as well as the positives and drawbacks of each indication of interest. The committee members then discussed their knowledge of the bidders and their considerations. The committee members then voted unanimously to recommend that the Happy Board move forward with a potential sale transaction. On July 29, 2021, Home provided an updated indication of interest.

On July 30, 2021, the Happy Board held a special meeting to discuss the proposed transaction and the related indications of interest. Representatives of Stephens and Alston & Bird LLP (“Alston & Bird”), Happy’s outside counsel, also attended this meeting. Stephens provided a presentation providing detailed information concerning each bidder, including separate and combined pro forma financial and operational information resulting from each potential merger. The Happy Board discussed the characteristics of the bidders and asked Stephens to provide additional information concerning each bidder and the bidding process. Alston & Bird provided a presentation regarding the terms of each indication of interest. The Happy Board engaged in further discussion regarding the terms of each indication of interest, including the consideration and other significant non-financial terms. The Happy Board discussed the positives and negative factors related to each indication of interest and bidder. The Happy Board then discussed market factors, geographic factors and the management team of each bidder. Following the discussions, the Happy Board unanimously voted in favor of executing the indication of interest with Home, and J. Pat Hickman executed the indication of interest. The Happy Board then voted unanimously to halt any stock repurchases for at least 90 days as the potential sale transaction progressed. Representatives of Haynes Boone also attended this meeting.

Also on July 30, 2021, the Home Board retained Piper Sandler to act as financial advisor to Home’s Board in connection with Home’s consideration of a possible business combination with Happy.

On August 20, 2021, representatives of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. (“Mitchell Williams”) sent an initial draft of the merger agreement to representatives of Alston & Bird. Thereafter, representatives of Mitchell Williams and Alston & Bird negotiated and finalized the merger agreement, reflecting discussions between the parties regarding key transaction terms.

On August 23, 2021, the Home Board held a meeting whereby the Home Board voted to approve and authorize Piper Sandler to provide a fairness opinion concerning the potential acquisition of Happy.

On August 30-31, 2021, Tracy French of Home met with J. Pat Hickman, Mikel Williamson and other executive staff members of Happy to discuss the terms of the potential transaction.

On September 8, 2021, John W. Allison and Tracy French of Home met individually with each of Frank Marrs, Drayton McLane and Robert Gottlich of Happy to discuss the potential transaction.

On September 9, 2021, the Strategic Review Committee held a meeting where Stephens led a discussion of the transaction with Home and the process whereby a fairness opinion would be prepared for and presented to the Happy Board.

Also on September 9, 2021, J. Pat Hickman, Mikel Williamson and Kayla Carpenter of Happy met with certain members of Home management, including certain members of the Home Board and certain Regional Presidents of Centennial Bank to discuss the potential transaction.

On September 12, 2021, the Happy Board held a special meeting to discuss the means by which Happy would repurchase shares under its stock incentive programs and how Happy would price stock appreciation rights exercised between the signing of the definitive agreement and the consummation of the merger. The Happy Board voted to continue to halt repurchases of its shares, including shares and equity rights obtained under the stock incentive programs, and voted to permit employees to exercise stock appreciation rights at a price equal to the exchange ratio used to calculate the merger consideration as set forth in the definitive agreement multiplied by the volume-weighted average closing price per share of Home common stock as reported on Nasdaq (based on “regular way” trading) over the twenty (20) consecutive trading day period preceding such date.

On September 13, 2021, the Happy Board held a special meeting to discuss the definitive agreement and approve the merger with Home. Representatives of Stephens and Alston & Bird attended this meeting. Stephens presented their fairness opinion presentation. The Happy Board discussed the terms of the merger agreement, including the purchase price calculation and other commonly negotiated deal terms. The Happy Board unanimously voted to approve the definitive agreement as well as the related transactions, the ancillary agreements and the required regulatory filings.

On September 13, 2021, Home’s board of directors held a meeting to consider the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger. Representatives of Piper Sandler and Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. (“Mitchell Williams”), Home’s outside counsel, attended the meeting by telephone. Management reviewed the material terms of the proposed transaction with the Home board of directors and each member had an opportunity to discuss and ask questions regarding the terms of the Merger Agreement. Representatives of Piper Sandler reviewed with the Home board of directors its financial analysis of the transaction and rendered an oral opinion regarding the fairness, from a financial point of view, to Home of the exchange ratio. Home’s board of directors discussed the terms of the Merger Agreement and the information presented to the board at the meeting. Following these discussions, Home’s board of directors unanimously approved the definitive agreement as well as the related transactions.

On September 15, 2021, Home and Happy executed the merger agreement. The transaction was announced the morning of September 15, 2021, before the opening of the financial markets in New York, in a press release jointly issued by Home and Happy.

Recommendation of Happy’s Board of Directors and Reasons for the Merger

The Happy Board reviewed and discussed the proposed merger with management and its financial and legal advisors in determining that the proposed merger was in the best interest of Happy and its shareholders. In reaching its conclusion to approve the Merger Agreement, Happys’s board of directors considered a number of factors, including the following:

•	the amount and the form of the consideration to be paid to Happy’s shareholders in connection with the transaction;

•	the proforma market footprint for the combined institution;

•	financial metrics of Home and the combined institution;

•	the potential earnings accretion for the combined institution in the future;

•	Happy’s existing knowledge of Home’s organization and management;

•	the potential market acceptance and approval of a transaction of this quality;

•	the limitations that the current capital model would impose on continued growth of Happy; and

•

the financial presentation of Stephens Inc., Happy’s financial advisor, to the Happy board of directors on September 13, 2021, and the written opinion dated September 13, 2021, delivered to the Happy board of directors to the effect that, as of that date, and subject to and based on the assumptions, limitations, qualifications and other matters set forth in the opinion, the Merger Consideration was fair, from a financial point of view, to Happy.

The discussion of the information and factors considered by the Happy board of directors is not exhaustive, but includes all the material factors considered by Happy’s board of directors. Happy’s board of directors evaluated the factors described above, including asking questions of management and its legal and financial advisors, and reached consensus that the merger was in the best interests of Happy and its shareholders.

Happy’s board of directors determined that the merger, the Merger Agreement and the transactions contemplated are advisable and in the best interests of Happy and its shareholders. Accordingly, the board of directors approved the Merger Agreement and recommends that Happy shareholders vote FOR the Merger Proposal.

Opinion of Stephens Inc., Financial Advisor to Happy

The fairness opinion and a summary of the underlying financial analyses of Happy’s financial advisor, Stephens Inc., is described below. The description contains projections, estimates and other forward-looking statements about the future earnings or other measures of the future performance of Happy. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections. You should not rely on any of these statements as having been made or adopted by Happy or Home. You should review the copy of the fairness opinion, which is attached as Appendix C.

On May 18, 2021, Happy Bancshares engaged Stephens to act as financial adviser to Happy Bancshares in connection with the proposed sale of Happy Bancshares, and, if requested, provide an opinion to the Happy Board as to the fairness, from a financial point of view, of the consideration to be received by the Company or the shareholders, as applicable, in connection with any such proposed sale of Happy Bancshares. Happy Bancshares engaged Stephens because, among other factors, Stephens is a nationally recognized investment banking firm with substantial experience in similar transactions. As part of its investment banking business, Stephens is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of Stephens’ engagement, representatives of Stephens participated in a meeting of the Happy Board held on September 13, 2021 in which the Happy Board evaluated the proposed merger of Happy Bancshares with and into Home BancShares Inc. (“Home BancShares”). At this meeting, the Happy Board requested and received reports, discussion and commentary from its advisors, management and members regarding the proposed merger. As Happy Bancshares’ financial advisor at that meeting, Stephens reviewed the financial aspects of the proposed merger and rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the board dated September 13, 2021, that, as of such date, the merger consideration to be received by the shareholders of Happy Bancshares (solely in their capacity as such, the “Shareholders”) was fair to them from a financial point of view, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of Stephens’ written opinion letter (the “Opinion Letter”) is attached as Appendix C to this proxy statement-prospectus. The Opinion Letter outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Stephens in rendering its opinion. Investors are urged to read the entire Opinion Letter carefully in connection with their consideration of the proposed merger. Happy Bancshares did not give any instruction to or impose any limitations on Stephens as it related to the issuance of its opinion.

Stephens’ opinion speaks only as of the date of the opinion, and Stephens has undertaken no obligation to update or revise its opinion. The opinion was directed to the Happy Board (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger. The opinion only addresses whether the consideration to be received by the Shareholder in the merger was fair, from a financial point of view, to them as of the date of the Opinion. The opinion does not address the underlying business decision of Happy Bancshares to engage in the merger or any other term or aspect of the merger agreement or the transaction contemplated thereby. Stephens’ opinion does not constitute a recommendation to the Happy Board or any shareholder of Happy Bancshares as to how such person should vote or otherwise act with respect to the merger or any other matter. Happy Bancshares and Home BancShares determined the merger consideration through a negotiation process.

In connection with developing its opinion Stephens:

•	reviewed certain publicly available financial statements and reports regarding Happy Bancshares and Home BancShares;

•	reviewed certain audited financial statements regarding Happy Bancshares and Home BancShares;

•

reviewed certain internal financial statements, management reports and other financial and operating data concerning Happy Bancshares and Home BancShares prepared by management of Happy Bancshares and Home BancShares, respectively;

•

reviewed, on a pro forma basis, in reliance upon consensus research estimates and upon financial projections and other information and assumptions concerning Happy Bancshares provided by the management team of Happy Bancshares, the effect of the merger on the balance sheet, capitalization ratios, earnings and book value both in the aggregate and, where applicable, on a per share basis of Happy Bancshares;

•	reviewed the reported prices and trading activity for the common stock of Home BancShares;

•

compared the financial performance of Happy Bancshares and Home BancShares with that of certain other publicly-traded companies and their securities that Stephens deemed relevant to its analysis of the merger;

•	reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that Stephens deemed relevant to its analysis of the merger;

•	reviewed the most recent draft of the merger agreement and related documents provided to Stephens by Happy Bancshares;

•

discussed with management of Happy Bancshares the operations of and future business prospects for Happy Bancshares and Home BancShares and the anticipated financial consequences of the merger to Happy Bancshares;

•	assisted in the deliberations of Happy BancShares regarding the material terms of the merger and its negotiations with Home BancShares; and

•	performed such other analyses and provided such other services as Stephens deemed appropriate.

Stephens relied on the accuracy and completeness of the information, financial data and financial forecasts provided to Stephens by Happy Bancshares and Home BancShares and of the other information reviewed by Stephens in connection with the preparation of Stephens’ opinion, and the opinion is based upon such information. Stephens did not independently verify or undertake any responsibility to independently verify the accuracy or completeness of any of such information, data or forecasts. Management of Happy Bancshares assured Stephens that it was not aware of any relevant information that had been omitted or remained undisclosed to Stephens. Stephens did not assume any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of Happy Bancshares or Home BancShares, and Stephens was not furnished with any such evaluations or appraisals; nor did Stephens evaluate the solvency or fair value of Happy Bancshares or Home BancShares under any laws relating to bankruptcy, insolvency or similar matters. Stephens did not assume any obligation to conduct any physical inspection of the properties, facilities, assets or liabilities (contingent or otherwise) of Happy Bancshares or Home BancShares. Stephens did not receive or review any individual loan or credit files nor did it make an independent evaluation of the adequacy of the allowance for loan and lease losses of Happy Bancshares or Home BancShares. Stephens did not make an independent analysis of the effects of the COVID-19 pandemic or related market developments or disruptions, or of any other disaster or adversity, on the business or prospects of Happy Bancshares or Home BancShares. With respect to the financial forecasts prepared by Happy Bancshares, including the forecasts of potential cost savings and potential synergies, Stephens also assumed that such financial forecasts had been reasonably prepared and reflected the best currently available estimates and judgments of the management of Happy Bancshares as to the future financial performance of Happy

Bancshares and provided a reasonable basis for Stephens’ analysis. Stephens recognized that such financial forecasts are based on numerous variables, assumptions and judgments that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and that actual results could vary significantly from such forecasts, and Stephens expressed no opinion as to the reliability of such financial projections and estimates or the assumptions upon which they were based.

Stephens does not provide legal, accounting, regulatory, or tax advice or expertise, and Stephens relied solely, and without independent verification, on the assessments of Happy Bancshares and its other advisors with respect to such matters. Stephens assumed, with Happy Bancshares’ consent, that the merger will not result in any materially adverse legal, regulatory, accounting or tax consequences for Happy Bancshares or its shareholders.

Stephens’ opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on September 13, 2021, and on the information made available to Stephens as of the date thereof. Subsequent developments occurring after the date of Stephens’ opinion could materially affect the opinion. Stephens did not undertake to update, revise or reaffirm the opinion or otherwise comment on events occurring after the date of its opinion. Stephens further noted that the current volatility and disruption in the credit and financial markets relating to, among other things, the COVID-19 pandemic, could have an effect on Happy Bancshares or Home BancShares, and Stephens did not express an opinion as to the effects of such volatility or such disruption on the merger or any party to the merger. Stephens further expressed no opinion as to the prices at which shares of Home BancShares’ or Happy Bancshares’ common stock may trade at any time subsequent to the announcement of the merger.

In connection with developing its opinion, Stephens assumed that, in all respects material to its analyses:

(i)	the merger and any related transactions will be consummated on the terms of the latest draft of the Merger Agreement provided to Stephens, without material waiver or modification;

(ii)	the representations and warranties of each party in the Merger Agreement and in all related documents and instruments referred to in the Merger Agreement are true and correct;

(iii)	each party to the Merger Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

(iv)	all conditions to the completion of the merger will be satisfied within the time frames contemplated by the merger agreement without any waivers;

(v)

that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the merger and any related transactions, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the merger to the Shareholders;

(vi)

there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of Happy Bancshares or Home BancShares since the date of the most recent financial statements made available to Stephens, and that no legal, political, economic, regulatory or other development has occurred that will adversely impact Happy Bancshares or Home BancShares; and

(vii)	the merger will be consummated in a manner that complies with applicable law and regulations.

Stephens’ opinion is limited to whether the consideration to be received by the Shareholders in the merger is fair to them from a financial point of view. Stephens was not asked to, and it did not, offer any opinion as to the terms of the merger agreement or the form of the merger transaction or any aspect of the merger, other than the fairness, from a financial point of view, of the consideration to be received in the merger by the Shareholders. The opinion did not address the merits of the underlying decision by Happy Bancshares to engage in the merger, the merits of the merger as compared to other alternatives potentially available to Happy Bancshares or the relative effects of any alternative transaction in which Happy Bancshares might engage, nor is it intended to be a recommendation to any person or entity as to any specific action that should be taken in connection with the merger, including with respect to how to vote or act with respect to the merger. Moreover, Stephens did not express any opinion as to the fairness of the amount or nature of the compensation to any of Happy Bancshares’ officers, directors or employees, or to any group of such officers, directors or employees, whether relative to the compensation to other shareholders of Happy Bancshares or otherwise.

The following is a summary of the material financial analyses performed and material factors considered by Stephens in connection with its opinion. Stephens performed certain procedures, including each of the financial analyses described below, and reviewed with Happy Bancshares’ executive management and the Happy Board the assumptions upon which the analyses were based, as well as other factors. Although this summary does not purport to describe all of the analyses performed or factors considered by Stephens within this regard, it does set forth those considered by Stephens to be material in arriving at its opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. The order of the summaries of analyses described does not represent the relative importance or weight given to those analyses by Stephens. It should be noted that in arriving at its opinion, Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Stephens believes that its analysis must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. Accordingly, Stephens’ analyses and the summary of its analyses must be considered as a whole, and selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

Summary of Proposed Transaction: Stephens reviewed the financial terms of the merger. The merger agreement provided that each outstanding share of Happy Bancshares’ common stock would be exchanged for 2.17 shares of common stock of Home BancShares. Based upon a 20-day volume weighted average price, as of September 10, 2021, for Home BancShares of approximately $21.83 per share, Stephens calculated an implied transaction value of approximately $47.37 per share of Happy Bancshares stock. Based upon the unaudited financial information as of and for the twelve months ended June 30, 2021, Stephens calculated the following per share transaction multiples:

Transaction Value / Tangible Book Value:	1.67	x
Transaction Value / Last Twelve Months (“LTM”) Earnings:	12.9	x
Transaction Value / 2022 Estimated Net Income:	13.4	x
Core Deposit Premium:	7.5%

Relevant Nationwide Public Companies Analysis: Stephens compared the financial condition, operating statistics and market valuation of Happy Bancshares to selected relevant public companies and their stock trading prices. Stephens selected the companies outlined below because their relative asset size and financial performance, among other factors, were reasonably similar to Happy Bancshares; however, no selected company below was identical or directly comparable to Happy Bancshares. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading values of the relevant public companies. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using relevant public company data.

Stephens selected the following relevant nationwide public companies with assets between $5.5 billion and $7.0 billion, as of June 30, 2021, excluding merger targets and banks with less than 20 total branches:

•	Midland States Bancorp, Inc.

•	Hanmi Financial Corporation

•	Byline Bancorp, Inc.

•	Allegiance Bancshares, Inc.

•	Univest Financial Corporation

•	Lakeland Financial Corporation

•	Republic Bancorp, Inc.

•	Horizon Bancorp, Inc.

•	Stock Yards Bancorp, Inc.

•	City Holding Company

•	Washington Trust Bancorp, Inc.

•	QCR Holdings, Inc.

•	Peapack-Gladstone Financial Corporation

•	First Mid Bancshares, Inc.

•	MidWestOne Financial Group, Inc.

•	Great Southern Bancorp, Inc.

•	The First Bancshares, Inc.

To perform this analysis, Stephens examined publicly available financial information as of and for the last twelve month period ended June 30, 2021, or the most recently reported period available, and the market trading multiples of the relevant public companies based on September 10, 2021 closing prices. The financial data included in the table presented below may not correspond precisely to the data reported in historical financial statements as a result of the assumptions and methods used by Stephens to compute the financial data presented. The table below contains selected information utilized by Stephens in the analysis:

	Happy Bancshares	25th Percentile		Median		75th Percentile
Tangible Common Equity / Tangible Assets	9.1%	8.6%		9.0%		9.8%
Price / Tangible Book Value	—	1.23	x	1.40	x	1.73	x
Price / LTM EPS	—	10.3	x	12.0	x	14.0	x
Price / 2022 Estimated EPS	—	9.6	x	11.1	x	14.9	x

Relevant Texas Public Companies Analysis: Stephens compared the financial condition, operating statistics and market valuation of Happy Bancshares to selected relevant Texas public companies and their stock trading prices. Stephens selected the companies outlined below because their relative asset size and financial performance, among other factors, were reasonably similar to Happy Bancshares; however, no selected company below was identical or directly comparable to Happy Bancshares. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading values of the relevant public companies. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using relevant public company data.

Stephens selected the following relevant Texas public companies with assets less $10 billion, as of June 30, 2021, excluding Triumph Bancorp, Inc. and South Plains Financial, Inc.:

•	Veritex Holdings, Inc.

•	Southside Bancshares, Inc.

•	Allegiance Bancshares, Inc.

•	CBTX, Inc.

•	Spirit of Texas Bancshares, Inc.

•	Guaranty Bancshares, Inc.

To perform this analysis, Stephens examined publicly available financial information as of and for the last twelve month period ended June 30, 2021, or the most recently reported period available, and the market trading multiples of the relevant public companies based on September 10, 2021 closing prices. The financial data included in the table presented below may not correspond precisely to the data reported in historical financial statements as a result of the assumptions and methods used by Stephens to compute the financial data presented. The table below contains selected information utilized by Stephens in the analysis:

	Happy Bancshares	25th Percentile		Median		75th Percentile
Tangible Common Equity / Tangible Assets	9.1%	8.9%		9.6%		9.8%
Price / Tangible Book Value	—	1.35	x	1.48	x	1.72	x
Price / LTM EPS	—	9.8	x	10.4	x	15.1	x
Price / 2022 Estimated EPS	—	11.9	x	12.4	x	13.5	x

Relevant Nationwide Transactions Analysis: Stephens reviewed publicly available selected transaction multiples and related financial data for relevant nationwide transactions announced since January 1, 2020 with target assets between $3 billion and $10 billion, excluding merger of equals transactions and targets with a Last Twelve Months return on average assets of less than 0.50%. The following transactions were considered by Stephens because each acquired company’s relative asset size, financial performance and markets of operation, among other factors, was reasonably similar to Happy Bancshares; however, no selected company below was identical or directly comparable to Happy Bancshares (in each transaction, the acquirer is listed first, the target is listed second and the transaction announcement date is listed third):

•	South State Corporation / Atlantic Capital Bancshares, Inc. (07/23/21)

•	United Community Banks, Inc. / Reliant Bancorp, Inc. (07/14/21)

•	Glacier Bancorp, Inc. / Altabancorp (05/18/21)

•	Independent Bank Corp. / Meridian Bancorp, Inc. (04/22/21)

•	Eastern Bankshares, Inc. / Century Bancorp, Inc. (04/07/21)

•	WSFS Financial Corporation / Bryn Mawr Bank Corporation (03/10/21)

•	Pacific Premier Bancorp, Inc. / Opus Bank (02/03/20)

Stephens considered these selected transactions to be reasonably similar, but not identical or directly comparable, to the merger. A complete analysis involves complex considerations and qualitative judgments concerning differences in the selected transactions and other factors that could affect the transaction values in those selected transactions to which the merger is being compared. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected transaction data. Stephens compared certain proposed transaction multiples of the merger to the 25th percentile, median and 75th percentile transaction multiples of the relevant transactions:

	Happy Bancshares		25th Percentile		Median		75th Percentile
Target LTM Core Return on Average Assets(1)	1.05%		0.75%		1.05%		1.26%
Target Tangible Common Equity/Tangible Assets	9.1%		8.5%		9.0%		9.4%
Transaction Value Per Share/Tangible Book Value Per Share	1.67	x	1.59	x	1.75	x	2.10	x
Transaction Value Per Share / LTM EPS(1)	15.8	x	14.9	x	16.3	x	19.3	x
Core Deposit Premium	7.5%		6.3%		10.4%		13.3%

(1)	Excludes Q2-2021 reserve release

Discounted Cash Flow Analysis: Stephens performed a discounted cash flow analysis using projections developed by Happy Bancshares executive management and then calculated a range of implied equity values for Happy Bancshares based upon the discounted net present value of the projected after-tax free cash flows for the projected period. Stephens determined the amount of cash flow assuming (i) a terminal earnings multiple of 11.5x, (ii) dividend payments for earnings and excess capital above a tangible common equity to tangible asset ratio of 9.0% from 2021 to 2025 and (iii) the present value of Happy Bancshares’ implied terminal value at the end of such period. Stephens calculated the terminal value of Happy Bancshares based on 2026 estimated earnings and multiples of 10.5x to 12.5x. Stephens considered discount rates from 9.0% to 11.0%. Based on this analysis, Stephens derived a range for the implied equity value of Happy Bancshares from $37.80 per share to $45.92 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, capital levels, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Happy Bancshares. For all of the above, the actual results may vary from the projected results, and the variations may be material.

Financial Impact Analysis: Stephens analyzed the estimated merger consequences of certain pro forma combined income statement and balance sheet information of Happy Bancshares and Home BancShares. Stephens discussed key assumptions regarding the expected accounting treatment, potential cost savings and other acquisition adjustments resulting from the merger with management of Happy Bancshares and Home BancShares. Stephens’ analysis utilized consensus earnings estimates for Home Bancshares as of September 10, 2021, as well as earnings estimates for Happy Bancshares provided by Happy Bancshares executive management. Based on this analysis, Stephens estimated that the merger would likely be accretive to Home BancShares’ consensus earnings per share following the closing of the merger and would be accretive to Home BancShares’ tangible book value per share. Stephens also estimated that Home BancShares would maintain capital ratios in excess of those required by Home BancShares to be considered well-capitalized under existing regulations. Like the discounted cash flow analysis, the financial impact analysis is highly dependent upon the assumptions that must be made, including with respect to earnings estimates, cost savings and other matters. Accordingly, the actual results achieved by the combined company following the merger may vary from the projected results, and the variations may be material.

Miscellaneous: The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Stephens considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgements as to significance and relevance of each analysis and factor, so the results from any particular analysis described above should not be taken to be the view of Stephens.

In performing its analyses, Stephens made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Happy Bancshares. The analyses performed by Stephens are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty.

Stephens is serving as financial adviser to Happy Bancshares in connection with the merger and is entitled to receive a fee from such services in an amount equal to 1.0% of the aggregate consideration paid in connection with the merger, a significant portion of which is contingent upon the consummation of the merger. Stephens also received an $800,000 fee from Happy Bancshares upon rendering its fairness opinion, which opinion fee will be credited in full towards any fee which will become payable to Stephens upon the closing of the merger. Stephens would also be entitled to a fee under certain circumstances following a termination of the proposed merger. Happy Bancshares has also agreed to indemnify Stephens against certain claims and liabilities arising out of Stephens’ engagement and to reimburse Stephens for certain of its out-of-pocket expenses incurred in connection with the engagement.

During the two years preceding the date of this letter, Stephens served as the lead placement agent for Happy Bancshares in an issuance of subordinated debt, and Stephens received customary fees in connection with such offering. Stephens has also received compensation for securities brokerage services in customary amounts from Home BancShares or its affiliates.

In the ordinary course of its business, Stephens Inc. and its affiliates and employees at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt, equity or derivative securities of participants in the merger.

Recommendation of Home’s Board of Directors and Reasons for the Merger

Home’s board of directors reviewed and discussed the proposed merger with management and its financial and legal advisors in determining that the proposed merger was in the best interest of Home and its shareholders. In reaching its conclusion to approve the Merger Agreement, Home’s board of directors considered a number of factors, including the following:

•	the proforma market footprint for Home in Texas that the acquisition would provide;

•	Home’s desire to enter the Texas banking market, which Home’s management believes to be an attractive pro-business market, with scale and experienced management;

•	the potential earnings accretion for Home in the future given the opportunities for improvement in operational efficiencies;

•	Home’s existing knowledge of Happy’s organization and management;

•	the common business philosophies and similarity in customer profiles;

•	the quality of Happy’s organization from a regulatory and financial perspective;

•	the potential market acceptance and approval of a transaction of this quality; and

•

the financial presentation of Piper Sandler & Co., Home’s financial advisor, to the Home board of directors on September 13, 2021, and the written opinion dated September 13, 2021, delivered to the Home board of directors to the effect that, as of that date, and subject to and based on the assumptions, limitations, qualifications and other matters set forth in the opinion, the exchange ratio was fair, from a financial point of view, to Home.

The discussion of the information and factors considered by the Home’s board of directors is not exhaustive, but includes all the material factors considered by Home’s board of directors. Home’s board of directors evaluated the factors described above, including asking questions of management and its legal and financial advisors, and reached consensus that the merger was in the best interests of Home and its shareholders.

Home’s board of directors determined that the merger, the Merger Agreement and the transactions contemplated are advisable and in the best interests of Home and its shareholders. Accordingly, the board of directors approved the Merger Agreement and recommends that Home shareholders vote FOR the Share Issuance Proposal.

Opinion of Piper Sandler & Co., Financial Advisor to Home

Home retained Piper Sandler to act as financial advisor to Home’s board of directors in connection with Home’s consideration of a possible business combination with Happy. Home selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Piper Sandler acted as financial advisor to Home’s board of directors in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the Merger Agreement. At the September 13, 2021 meeting at which Home’s board of directors considered the Merger Agreement, Piper Sandler delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on September 13, 2021, to the effect that, as of such date, the exchange ratio was fair to Home from a financial point of view. The full text of Piper Sandler’s opinion is attached as Appendix B to this joint proxy statement. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Home common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Piper Sandler’s opinion was directed to the board of directors of Home in connection with its consideration of the Merger Agreement and does not constitute a recommendation to any shareholder of Home as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Merger Agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to Home and did not address the underlying business decision of Home to engage in the merger, the form or structure of the merger or any other transactions contemplated in the Merger Agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Home or the effect of any other transaction in which Home might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Home or Happy, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.

In connection with its opinion, Piper Sandler reviewed and considered, among other things:

•	A draft of the Merger Agreement, dated September 12, 2021;

•	certain publicly available financial statements and other historical financial information of Home and Centennial that Piper Sandler deemed relevant;

•	certain publicly available financial statements and other historical financial information of Happy and HSB that Piper Sandler deemed relevant;

•	publicly available mean analyst earnings per share and share repurchase estimates for Home for the years ending December 31, 2021 and December 31, 2022 as well as publicly available consensus analyst net income estimates for Home for the year ending December 31, 2023, with a long-term annual earnings per share growth rate for the years ending December 31, 2024 and December 31, 2025 and estimated dividends per share for Home for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Home;

•

certain internal financial projections for Happy for the years ending December 31, 2021 and December 31, 2022, as well as long-term annual growth rates and return on average assets for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of Happy and approved for use in Piper Sandler’s analyses by the senior management of Home;

•

the pro forma financial impact of the merger on Home based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments for current expected credit losses (“CECL”) accounting standards, as provided by the senior management of Home;

•

the publicly reported historical price and trading activity for Home common stock, including a comparison of certain stock trading information for Home common stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded;

•	a comparison of certain financial and market information for Home and Happy with similar financial institutions for which information is publicly available;

•	the financial terms of certain recent business combinations in the bank and thrift industry (on a regional and nationwide basis), to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.

Piper Sandler also discussed with certain members of the senior management of Home and its representatives the business, financial condition, results of operations and prospects of Home and held similar discussions with certain members of the senior management of Happy and its representatives regarding the business, financial condition, results of operations and prospects of Happy.

In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Piper Sandler from public sources, that was provided to Piper Sandler by Home or Happy or their respective representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the respective managements of Home and Happy that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Piper Sandler was not asked to and did not undertake an independent verification of any of such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Home or Happy or any of their respective subsidiaries, nor was Piper Sandler furnished with any such evaluations or appraisals. Piper Sandler rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Home or Happy or any of their respective subsidiaries. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of Home or Happy, or of the combined entity after the merger, and Piper Sandler did not review any individual credit files relating to Home or Happy or any of their respective subsidiaries. Piper Sandler assumed, with Home’s consent, that the respective allowances for loan losses for both Home and Happy were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used publicly available mean analyst earnings per share and share repurchase estimates for Home for the years ending December 31, 2021 and December 31, 2022 as well as publicly available consensus analyst net income estimates for Home for the year ending December 31, 2023, with a long-term annual earnings per share growth rate for the years ending December 31, 2024 and December 31, 2025 and estimated dividends per share for Home for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Home. In addition, Piper Sandler used certain internal financial projections for Happy for the years ending December 31, 2021 and December 31, 2022, as well as certain long-term annual growth rates and return on average assets for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of Happy and approved for use in our analyses by the senior management of Home. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments for CECL accounting standards, as provided by the senior management of Home. With respect to the foregoing information, the respective senior managements of Home and Happy confirmed to Piper Sandler that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective senior managements as to the future financial performance of Home and Happy, respectively, and the other matters covered thereby, and Piper Sandler assumed that the future financial performance reflected in such information would be achieved. Piper Sandler expressed no opinion as to such information, or the assumptions on which such information was based. Piper Sandler also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Home or Happy since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analyses that Home and Happy would remain as going concerns for all periods relevant to its analyses.

Piper Sandler also assumed, with Home’s consent and to the extent material to its analyses, that (i) each of the parties to the Merger Agreement would comply in all material respects with all material terms and conditions of the Merger Agreement and all related agreements required to effect the merger, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect that would be material to Piper Sandler’s analyses of Home, Happy or the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the Merger Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with Home’s consent, Piper Sandler relied upon the advice that Home received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the Merger Agreement. Piper Sandler expressed no opinion as to any such matters.

Piper Sandler’s opinion was necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of Home common stock at any time or what the value of Home common stock would be once it is actually received by the holders of Happy common stock.

In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to Home’s board of directors, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to Home or Happy and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of Home and Happy and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the exchange ratio to Home on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Home, Happy, and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Home’s board of directors at its September 13, 2021 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of Home common stock or the prices at which Home common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by Home’s board of directors in making its determination to approve the Merger Agreement and the analyses described below should not be viewed as determinative of the decision of Home’s board of directors with respect to the fairness of the exchange ratio.

Summary of Proposed Merger Consideration and Implied Transaction Metrics.

Piper Sandler reviewed the financial terms of the proposed merger. Pursuant to the terms of the Merger Agreement, at the effective time of the merger each share of Happy common stock issued and outstanding immediately prior to the effective time of the merger, except for certain shares of Happy common stock as specified in the Merger Agreement, shall be converted into the right to receive the Merger Consideration. Piper Sandler calculated an aggregate implied transaction value of approximately $888.8 million and an implied purchase price per share of $45.74 consisting of the implied value of 19,409,776 Happy common shares outstanding, which includes an estimate of shares expected to be repurchased in conjunction with the termination and winding-up by Happy of the KSOP of an acquired bank, as provided by Happy management, and 448,211 Happy options outstanding (with a weighted average strike price of $43.76), and based on the closing price of Home common stock on September 10, 2021. Based upon financial information for Happy as of or for the last twelve months (“LTM”) ended June 30, 2021 and the closing price of Home’s common stock on September 10, 2021, Piper Sandler calculated the following implied transaction metrics:

Transaction Price Per Share / Tangible Book Value Per Share	161%
Transaction Price Per Share / LTM Earnings Per Share	12.3	x
Transaction Price Per Share / Estimated 2021 Earnings¹	11.7	x
Transaction Price Per Share / Estimated 2022 Earnings	13.0	x
Tangible Book Premium / Core Deposits (CDs > 100K) ¹	6.7%
Tangible Book Premium / Core Deposits (CDs > $250K)¹	6.5%

¹	Jumbo time deposits as of June 30, 2021 per Happy’s Call Report

Note: Projections provided by Happy management and approved for use by Home

Stock Trading History.

Piper Sandler reviewed the publicly available historical reported trading price of Home common stock for the one-year and three-year periods ended September 10, 2021. Piper Sandler then compared the relationship between the movements in the price of Home common stock to movements in its peer group as well as certain stock indices.

Home’s One-Year Stock Performance

	Beginning Value September 10, 2020	Ending Value September 10, 2021
Home	100%	134.5%
Home Peer Group	100%	156.8%
NASDAQ Bank Index	100%	169.3%
S&P 500 Bank Index	100%	133.5%

Home’s Three-Year Stock Performance

	Beginning Value September 10, 2018	Ending Value September 10, 2021
Home	100%	90.0%
Home Peer Group	100%	98.7%
NASDAQ Bank Index	100%	104.2%
S&P 500 Bank Index	100%	155.0%

Comparable Company Analyses.

Piper Sandler used publicly available information to compare selected financial information for Home with a group of financial institutions selected by Piper Sandler. The Home peer group included major exchange traded banks and thrifts headquartered in the Southeast and Southwest with total assets between $10 billion and $30 billion, but excluded targets of announced merger transactions and BXS due to its announced merger of equals with CADE. Institutions were not pro forma for pending or recently completed acquisitions or capital raises that occurred after period end (the “Home Peer Group”). The Home Peer Group consisted of the following companies:

Ameris Bancorp	Renasant Corporation
Atlantic Union Bankshares Corporation	ServisFirst Bancshares, Inc.
BancFirst Corporation	Simmons First National Corporation
Bank OZK	TowneBank
FB Financial Corporation	Trustmark Corporation
First Financial Bankshares, Inc.	United Bankshares, Inc.
Hilltop Holdings Inc.	United Community Banks, Inc.
Independent Bank Group, Inc.	WesBanco, Inc.
International Bancshares Corporation

The analysis compared publicly available financial information for Home with corresponding data for the Home Peer Group as of or for the period ended June 30, 2021 with pricing data as of September 10, 2021. The table below sets forth the data for Home and the median, mean, low and high data for the Home Peer Group.

Home Comparable Company Analysis

	Home	Home Peer Group Median	Home Peer Group Mean	Home Peer Group Low	Home Peer Group High
Total assets ($mm)	17,627	17,098	17,869	11,015	27,191
Loans / Deposits (%)	72.8	72.7	72.8	54.2	88.2
Non-performing assets¹ / Total assets (%)	0.38	0.39	0.40	0.11	0.69
Tangible common equity / Tangible assets (%)	10.20	8.87	9.78	8.03	14.77
Tier 1 Leverage Ratio (%)	10.86	9.30	10.25	8.10	14.49
Total RBC Ratio (%)	19.46	15.76	16.62	12.36	23.48
CRE / Total RBC Ratio (%)	214.4	229.6	216.9	93.4	323.3
LTM Return on average assets (%)	1.91	1.46	1.59	1.05	2.92
LTM Return on average equity (%)	12.43	11.82	12.30	7.42	21.32
LTM Net interest margin (%)	3.88	3.23	3.23	2.65	3.84
LTM Efficiency ratio (%)	40.1	53.9	52.9	28.3	70.7
Price / Tangible book value (%)	204	160	186	120	443
Price / LTM Earnings per share (x)	10.8	10.9	12.0	5.7	27.8
Price / 2021 Estimated earnings per share (x)	11.2	11.0	12.2	7.9	28.2
Price / 2022 Estimated earnings per share (x)	12.7	13.2	14.4	10.9	30.2
Current Dividend Yield (%)	2.6	2.6	2.5	1.1	4.1
Market value ($mm)	3,459	2,624	2,980	1,769	6,177

¹	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned

Piper Sandler used publicly available information to perform a similar analysis for Happy by comparing selected financial information for Happy with a group of financial institutions selected by Piper Sandler. The Happy peer group included major exchange traded banks and thrifts headquartered in the Southwest with total assets between $3 billion and $10 billion, but excluded targets of announced merger transactions. Institutions were not pro forma for pending or recently completed acquisitions or capital raises that occurred after period end (the “Happy Peer Group”). The Happy Peer Group consisted of the following companies:

Allegiance Bancshares, Inc.	South Plains Financial, Inc.
Business First Bancshares, Inc.	Southside Bancshares, Inc.
CBTX, Inc.	Spirit of Texas Bancshares, Inc.
First Foundation Inc.	Triumph Bancorp, Inc.
National Bank Holdings Corporation	Veritex Holdings, Inc.
Origin Bancorp, Inc.

The analysis compared publicly available financial information for Happy with corresponding data for the Happy Peer Group as of or for the period ended June 30, 2021 with pricing data as of September 10, 2021. The table below sets forth the data for Happy and the median, mean, low and high data for the Happy Peer Group.

Happy Comparable Company Analysis

	Happy	Happy Peer Group Median	Happy Peer Group Mean	Happy Peer Group Low	Happy Peer Group High
Total assets ($mm)	6,262	6,509	6,053	3,085	9,350
Loans / Deposits (%)	65.6	79.9	82.9	69.8	102.2
Non-performing assets¹ / Total assets (%)	0.39	0.42	0.54	0.21	1.30
Tangible common equity / Tangible assets (%)	9.10	9.47	9.42	8.04	11.84
Tier 1 Leverage Ratio (%)	9.22	9.73	9.63	8.23	11.63
Total RBC Ratio (%)	17.73	14.85	15.36	12.17	20.95
CRE / Total RBC Ratio (%)	185.5	220.4	234.9	89.5	556.0
LTM Return on average assets (%)	1.28	1.38	1.40	0.97	2.00
LTM Return on average equity (%)	11.21	12.92	12.40	7.01	16.82
LTM Net interest margin (%)	4.03	3.54	3.75	3.07	6.14
LTM Efficiency ratio (%)	59.4²	55.8	56.0	46.4	66.6
Price / Tangible book value (%)	—	143	176	112	448
Price / LTM Earnings per share (x)	—	10.9	11.8	6.8	18.1
Price / 2021 Estimated earnings per share (x)	—	11.7	11.8	8.2	18.3
Price / 2022 Estimated earnings per share (x)	—	12.2	13.3	9.9	20.8
Current Dividend Yield (%)	—	2.0	1.8	0.0	3.5
Market value ($mm)	—	942	979	404	2,035

¹	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned
²	Represents bank-level data

Analysis of Precedent Transactions

Piper Sandler reviewed two groups of merger and acquisition transactions, including a nationwide and regional group. The nationwide group consisted of nationwide bank and thrift transactions announced from January 1, 2020 through September 10, 2021 with targets with total assets between $2 billion and $10 billion at announcement, but excluded transactions with non-disclosed deal value, merger of equals and transactions with private investors (the “Nationwide Precedent Transactions”). The regional group consisted of bank and thrift transactions announced from January 1, 2018 through September 10, 2021 with targets headquartered in Texas with total assets between $1 billion and $25 billion at announcement, but excluded transactions with non-disclosed deal value and transactions with private investors (the “Regional Precedent Transactions”).

The Nationwide Precedent Transactions group was composed of the following transactions:

Acquiror	Target
Old Second Bancorp Inc.	West Suburban Bancorp Inc.
South State Corporation	Atlantic Capital Bancshares Inc.
United Community Banks Inc.	Reliant Bancorp Inc.
F.N.B. Corp.	Howard Bancorp Inc.
Regions Financial Corp.	EnerBank USA
First Foundation Inc.	TGR Financial Inc.
Glacier Bancorp Inc.	Altabancorp
Enterprise Financial Services	First Choice Bancorp
Independent Bank Corp.	Meridian Bancorp Inc.
Eastern Bankshares Inc.	Century Bancorp Inc.
WSFS Financial Corp.	Bryn Mawr Bank Corp.
SVB Financial Group	Boston Private Financial
Provident Financial Services	SB One Bancorp

Acquiror	Target
Pacific Premier Bancorp	Opus Bank
FB Financial Corp.	Franklin Financial Network Inc

The Regional Precedent Transactions group was composed of the following transactions:

Acquiror	Target
FirstSun Capital Bancorp	Pioneer Bancshares Inc.
BancorpSouth Bank	Cadence Bancorp.
Heartland Financial USA Inc.	AIM Bancshares Inc.
Prosperity Bancshares Inc.	LegacyTexas Financial Group Inc.
Veritex Holdings Inc.	Green Bancorp Inc.
Allegiance Bancshares Inc.	Post Oak Bancshares Inc.

Using the latest publicly available information prior to the announcement of the relevant transaction, Piper Sandler reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to estimated earnings per share, transaction price to tangible book value per share, and core deposit premium. Piper Sandler compared the indicated transaction metrics for the transaction to the median, mean, low and high metrics of the Nationwide Precedent Transactions group as well as to the median, mean, low and high metrics of the Regional Precedent Transactions group.

		Nationwide Precedent Transactions
	Home/ Happy	Median	Mean	Low	High
Transaction Price / LTM Earnings Per Share (x)	12.3	15.8	16.6	9.2	29.8
Transaction Price / Estimated Earnings Per Share (x)	11.7	15.7	16.3	8.8	27.1
Transaction Price / Tangible Book Value Per Share (%)	161	169	180	115	306
Core Deposit Premium (%)	6.7	7.0	9.9	2.2	32.6

		Regional Precedent Transactions
	Home/ Happy	Median	Mean	Low	High
Transaction Price / LTM Earnings Per Share (x)	12.3	16.6	16.6	9.6	24.2
Transaction Price / Estimated Earnings Per Share (x)	11.7	13.3	13.7	12.6	15.3
Transaction Price / Tangible Book Value Per Share (%)	161	213	196	129	250
Core Deposit Premium (%)	6.7	15.1	15.0	5.7	26.3

Net Present Value Analyses.

Piper Sandler performed an analysis that estimated the net present value of Home common stock assuming Home performed in accordance with certain publicly available mean analyst earnings per share and share repurchase estimates for Home for the years ending December 31, 2021 and December 31, 2022 as well as publicly available consensus analyst net income estimates for Home for the year ending December 31, 2023, with a long-term annual earnings per share growth rate for the years ending December 31, 2024 and December 31, 2025 and estimated dividends per share for Home for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Home. To approximate the terminal value of a share of Home common stock at December 31, 2025, Piper Sandler applied price to 2025 earnings multiples ranging from 11.0x to 16.0x and multiples of 2025 tangible book value ranging from 160% to 210%. The terminal values were then discounted to present values using different discount rates ranging from 7.0% to 12.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Home common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Home common stock of $15.46 to $26.21 when applying multiples of earnings and $16.85 to $26.12 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
7.0%	$18.77	$20.26	$21.75	$23.23	$24.72	$26.21
8.0%	$18.04	$19.47	$20.90	$22.32	$23.75	$25.17
9.0%	$17.35	$18.72	$20.08	$21.45	$22.82	$24.19
10.0%	$16.69	$18.00	$19.31	$20.63	$21.94	$23.25
11.0%	$16.06	$17.32	$18.58	$19.84	$21.10	$22.36
12.0%	$15.46	$16.67	$17.88	$19.09	$20.30	$21.51

Tangible Book Value Per Share Multiples

Discount Rate	160%	170%	180%	190%	200%	210%
7.0%	$20.48	$21.61	$22.74	$23.87	$24.99	$26.12
8.0%	$19.68	$20.76	$21.84	$22.93	$24.01	$25.09
9.0%	$18.92	$19.96	$21.00	$22.03	$23.07	$24.11
10.0%	$18.20	$19.19	$20.19	$21.18	$22.18	$23.18
11.0%	$17.51	$18.46	$19.42	$20.37	$21.33	$22.29
12.0%	$16.85	$17.77	$18.69	$19.60	$20.52	$21.44

Piper Sandler also considered and discussed with the Home’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming Home’s earnings varied from 10.0% above budget to 10% below budget. This analysis resulted in the following range of per share values for Home’s common stock, applying the price to 2025 earnings multiples range of 11.0x to 16.0x referred to above and a discount rate of 10.07%.

Earnings Per Share Multiples

Annual Estimate Variance	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
(10.00%)	$15.20	$16.38	$17.56	$18.74	$19.92	$21.09
(5.00%)	$15.92	$17.17	$18.41	$19.65	$20.90	$22.14
0.0%	$16.64	$17.95	$19.26	$20.57	$21.88	$23.19
5.00%	$17.36	$18.74	$20.11	$21.49	$22.86	$24.23
10.00%	$18.08	$19.52	$20.96	$22.40	$23.84	$25.28

Piper Sandler also performed an analysis that estimated the net present value per share of Happy common stock, assuming Happy performed in accordance with certain internal financial projections for Happy for the years ending December 31, 2021 and through December 31, 2022, as well as long-term annual growth rates and return on average assets for the years ending December 31, 2023 through December 31, 2025, as provided by Happy management and approved for use in Piper Sandler’s analyses by the senior management of Home. To approximate the terminal value of a share of Happy common stock at December 31, 2025, Piper Sandler applied price to 2025 earnings multiples ranging from 10.0x to 15.0x and multiples of 2025 tangible book value ranging from 130% to 180%. The terminal values were then discounted to present values using different discount rates ranging from 7.0% to 12.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Happy common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Happy common stock of $24.45 to $45.04 when applying multiples of earnings and $35.18 to $59.83 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
7.0%	$30.03	$33.03	$36.03	$39.04	$42.04	$45.04
8.0%	$28.80	$31.68	$34.56	$37.44	$40.32	$43.20
9.0%	$27.63	$30.39	$33.15	$35.91	$38.68	$41.44
10.0%	$26.51	$29.17	$31.82	$34.47	$37.12	$39.77
11.0%	$25.46	$28.00	$30.55	$33.09	$35.64	$38.18
12.0%	$24.45	$26.89	$29.34	$31.78	$34.23	$36.67

Tangible Book Value Per Share Multiples

Discount Rate	130%	140%	150%	160%	170%	180%
7.0%	$43.21	$46.53	$49.86	$53.18	$56.50	$59.83
8.0%	$41.44	$44.63	$47.81	$51.00	$54.19	$57.38
9.0%	$39.75	$42.81	$45.87	$48.93	$51.99	$55.04
10.0%	$38.15	$41.09	$44.02	$46.96	$49.89	$52.83
11.0%	$36.63	$39.45	$42.27	$45.08	$47.90	$50.72
12.0%	$35.18	$37.89	$40.60	$43.30	$46.01	$48.71

Piper Sandler also considered and discussed with the Happy’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming Happy’s earnings varied from 10% above budget to 10% below budget. This analysis resulted in the following range of per share values for Happy common stock, applying the price to 2025 earnings multiples range of 10.0x to 15.0x referred to above and a discount rate of 10.82%.

Earnings Per Share Multiples

Annual Estimate Variance	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
(10.0%)	$23.08	$25.39	$27.70	$30.00	$32.31	$34.62
(5.0%)	$24.36	$26.80	$29.23	$31.67	$34.11	$36.54
0.0%	$25.64	$28.21	$30.77	$33.34	$35.90	$38.47
5.0%	$26.93	$29.62	$32.31	$35.00	$37.70	$40.39
10.0%	$28.21	$31.03	$33.85	$36.67	$39.49	$42.31

In addition, Piper Sandler performed an analysis that estimated the net present value per share of Happy common stock, assuming Happy performed in accordance with certain internal financial projections for Happy for the years ending December 31, 2021 and December 31, 2022, as well as long-term annual growth rates and return on average assets for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of Happy and approved for use in Piper Sandler’s analyses by the senior management of Home, as well as assuming estimated cost savings of 33% of Happy’s projected expense base and projected pre-tax reduction in fee income of $6 million associated with the impact of the Durbin Amendment, as provided by Happy management, and cost savings and pre-tax transaction expenses tax-effected at 25%, as provided by Home’s management. To approximate the terminal value of a share of Happy common stock at December 31, 2025, Piper Sandler applied price to 2025 earnings multiples ranging from 10.0x to 15.0x and multiples of 2025 tangible book value ranging from 130% to 180%. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 13.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Happy common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Happy common stock of $36.26 to $66.67 when applying multiples of earnings and $38.50 to $65.35 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
8.0%	$44.45	$48.89	$53.33	$57.78	$62.22	$66.67
9.0%	$42.64	$46.90	$51.17	$55.43	$59.70	$63.96
10.0%	$40.92	$45.02	$49.11	$53.20	$57.29	$61.38
11.0%	$39.29	$43.22	$47.15	$51.08	$55.01	$58.93
12.0%	$37.74	$41.51	$45.28	$49.06	$52.83	$56.60
13.0%	$36.26	$39.88	$43.51	$47.13	$50.76	$54.38

Tangible Book Value Per Share Multiples

Discount Rate	130%	140%	150%	160%	170%	180%
8.0%	$47.20	$50.83	$54.46	$58.09	$61.72	$65.35
9.0%	$45.28	$48.76	$52.25	$55.73	$59.21	$62.70
10.0%	$43.46	$46.80	$50.14	$53.49	$56.83	$60.17
11.0%	$41.72	$44.93	$48.14	$51.35	$54.56	$57.77
12.0%	$40.07	$43.16	$46.24	$49.32	$52.40	$55.49
13.0%	$38.50	$41.46	$44.42	$47.39	$50.35	$53.31

Piper Sandler also considered and discussed with the Happy’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming Happy’s earnings varied from 10% above budget to 10% below budget. This analysis resulted in the following range of per share values for Happy common stock, applying the price to 2025 earnings multiples range of 10.0x to 15.0x referred to above and a discount rate of 10.82%.

Earnings Per Share Multiples

Annual Estimate Variance	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
(10.0%)	$35.62	$39.18	$42.74	$46.31	$49.87	$53.43
(5.0%)	$37.60	$41.36	$45.12	$48.88	$52.64	$56.40
0.0%	$39.58	$43.54	$47.49	$51.45	$55.41	$59.37
5.0%	$41.56	$45.71	$49.87	$54.02	$58.18	$62.34
10.0%	$43.54	$47.89	$52.24	$56.60	$60.95	$65.30

Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Transaction Analysis.

Piper Sandler analyzed certain potential pro forma effects of the merger on Home assuming the merger closes on December 31, 2021. Piper Sandler also utilized the following information and assumptions: (i) publicly available mean analyst earnings per share and share repurchase estimates for Home for the years ending December 31, 2021 and December 31, 2022 as well as publicly available consensus analyst net income estimates for Home for the year ending December 31, 2023, with a long-term annual earnings per share growth rate for the years ending December 31, 2024 and December 31, 2025 and estimated dividends per share for Home for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Home; (ii) certain internal financial projections for Happy for the years ending December 31, 2021 and December 31, 2022, as well as long-term annual growth rates and return on average assets for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of Happy and approved for use in Piper Sandler’s analyses by the senior management of Home; (iii) certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments for CECL accounting standards, as provided by the senior management of Home. The analysis indicated that the merger could be accretive to Home’s estimated earnings per share (excluding one-time transaction costs and expenses) in the year ending December 31, 2022 and immediately accretive to Home’s estimated tangible book value per share.

In connection with this analysis, Piper Sandler considered and discussed with the Home’s board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the merger, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Piper Sandler’s Relationship.

Piper Sandler is acting as Home’s financial advisor in connection with the merger and will receive a fee for such services, which fee is contingent upon consummation of the merger. At the time of announcement of the merger, Piper Sandler’s fee was $2.50 million. Piper Sandler also received a $1.0 million fee from Home upon rendering its opinion, which opinion fee will be credited towards any advisory fee, or portion thereof, which will become payable to Piper Sandler upon closing of the merger. Home has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.

Piper Sandler did not provide any other investment banking services to Home in the two years preceding the date of its opinion. Piper Sandler has provided certain investment banking services to Happy in the two years preceding the date of its opinion. In summary, Piper Sandler acted as a co-placement agent in connection with the offer and sale of Happy subordinated debt, which transaction occurred in July 2020 and for which Piper Sandler received approximately $630,000 in compensation. In addition, in the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to Home, Happy and their respective affiliates. Piper Sandler may also actively trade the equity and debt securities of Home for Piper Sandler’s account and for the accounts of Piper Sandler’s customers.

Management and Board of Directors of Home After the Merger

Upon completion of the merger, the board of directors of Home will consist of the directors serving on the board of directors of Home prior to the effective time of the merger and J. Pat Hickman will be appointed to the board of directors of Home following completion of the merger. The current directors and senior officers of Home are expected to continue in their current positions, other than Mikel Williamson who will serve as Executive Vice President and Regional President and others as have been or may be publicly announced by Home in the normal course.

J. Pat Hickman. Mr. Hickman is the founding President and Chairman of the Board of Happy. He served in the capacity of Chairman & CEO of Happy State Bank for 30 years. He now serves as the Chairman of the Board & President of Happy, and also serves as Chairman of Happy State Bank. Born and reared in Canyon, Texas, Mr. Hickman has 45 years of banking experience. He currently serves on the Amarillo Community Prayer Breakfast and the Texas Tech Foundation boards. He was recently appointed by Texas Governor Greg Abbott to a three-year term on the Texas Economic Development Corporation. He also serves on the Executive Committee of the Texas Tech Excellence in Banking program. He has previously served on the boards of several civic and volunteer organizations including the Canyon ISD School Board for nine years and Co-Chairman for the Amarillo-Canyon United Way Campaign. Mr. Hickman also served on the Board of Directors of the Independent Bankers Association of Texas (as Chairman in 2003-2004) and on the Texas Banking Commissioner’s Council.

Mikel Williamson. Mr. Williamson has been with Happy since 2013. He succeeded Mr. Hickman as Chief Executive Officer of Happy State Bank in April of 2020. In 2019, he was elected to the Board of Directors after being promoted to President of Happy State Bank in April of 2018. He also served as Chief Operating Officer from 2015 to 2019. Previously, Mr. Williamson served as the Happy State Bank’s Dallas Fort-Worth Market President and has 24 years of banking experience. Seventeen of those years were in publicly-traded banks serving in different local, statewide and national roles. His degree is from the University of North Texas, where he earned a Bachelor of Business Administration in Strategic Management and CBA Executive School of Banking. He has volunteered for many organizations and served on the board of directors for the Boys and Girls Club of Collin County and the Red Cross in Austin, Texas. Currently, Mr. Williamson serves on the board of the Independent Bankers Association of Texas, Amarillo Chamber of Commerce and in March of 2018 he joined the Board of Governors with Northwest Texas Healthcare System, Inc.

Information about the current Home directors and executive officers can be found in the documents listed under “Where You Can Find More Information” included elsewhere in this joint proxy statement/prospectus. Information about the current Happy directors and executive officers can be found in the documents listed under “Where You Can Find More Information” included elsewhere in this joint proxy statement/prospectus.

Termination of Stock Options and Stock Appreciation Rights

As of November 1, 2021, options to purchase 448,211 shares of Happy common stock are outstanding. Any Happy stock option that remains outstanding and unexercised immediately prior to the effective time will automatically, and without any action on the part of its holder, be terminated and will entitle the holder to such number of whole shares of Home common stock equal to the positive difference, if any, between (i) 2.17 times the Home Average Closing Price at the time of closing and (ii) the option exercise price (plus a cash payment in lieu of any resulting fractional shares). If none of the Happy stock options are exercised prior to closing and assuming a Home Average Closing Price of $24.05 and a Merger Consideration value of $52.19 (2.17 multiplied by $24.05), approximately 157,125 shares of Home common stock would be issued for the Happy stock options.

As of November 1, 2021, a total of 584,368 stock appreciation rights are outstanding. Any Happy stock appreciation right that remains outstanding and unexercised immediately prior to the effective time will automatically, and without any action on the part of its holder, be terminated and will entitle the holder to a cash payment equal to the positive difference, if any, between (i) 2.17 times the Home Average Closing at the time of closing and (i) the grant price of the applicable stock appreciation right. If none of the Happy stock appreciation rights are exercised prior to closing and assuming a Home Average Closing Price of $24.05 and a Merger Consideration value of $52.19 (2.17 multiplied by $24.05), the total amount to be paid for termination of the stock appreciation rights would be approximately $10,953,419.

For more information, see “The Directors and Officers of Happy Have Financial Interests in the Merger—Stock Options and Stock Appreciation Rights,” beginning on page 177.

Litigation Relating to the Merger

On November 3, 2021, a complaint captioned Pate Pearson v. Home BancShares, Inc. et al., Case No. 1:21-cv-09077, was filed in the United States District Court for the Southern District of New York by a purported Home shareholder, naming Home and its directors and Happy as defendants alleging that the registration statement is materially misleading and omits material facts regarding the proposed merger, in violation of

Sections 14(a) and 20(a) of the Securities Exchange Act of 1934. The complaint seeks, among other things, an order enjoining completion of the merger, if it is consummated then rescinding and setting it aside or awarding recission damages, directing the dissemination of a new registration statement and an award of costs and attorneys’ fees, and other just and proper relief.

Home and its directors and Happy intend to defend themselves vigorously against the lawsuit.

In addition, on November 2, 2021 and November 4, 2021, written demands were made on Home and Happy by separate purported individual shareholders of Home, requesting the disclosure of additional information in an amendment or supplement to the registration statement regarding the proposed merger. The demands state that each shareholder has reserved his or her rights to file a lawsuit in federal court if such disclosures are not made within a reasonable period of time. Home and Happy will review the demands and respond accordingly.

THE MERGER AGREEMENT

This section describes the material terms of the Merger Agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Appendix A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Happy, HSB, Home or Centennial Bank. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings that Home makes with the SEC, as described in the section entitled “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement contains representations and warranties by Happy and Happy Bank, on the one hand, and by Home and Centennial Bank, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the Merger Agreement by Happy, Happy Bank, Home and Centennial Bank were qualified and subject to important limitations agreed to by Happy and Home in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC and were qualified by the matters contained in the confidential disclosure schedules that Happy and Home each delivered in connection with the Merger Agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about Happy, Happy Bank, Home or Centennial Bank at the time they were made or otherwise.

Effective Time, Effects of the Merger; Organizational Documents of Surviving Corporation; Directors and Officers

Effect of Merger

The Merger Agreement provides for the merger of Happy with and into Acquisition Sub, with Happy surviving the merger, and then the merger of Happy with and into Home, with Home surviving the merger as the surviving corporation. We sometimes refer to Home following the merger as the “surviving corporation.”

As a result of the merger, there will no longer be any publicly held shares of Happy common stock. Happy shareholders will only participate in the surviving corporation’s future earnings and potential growth through their ownership of Home common stock. All of the other incidents of direct ownership of Happy common stock, such as the right to vote on certain corporate decisions, to elect directors and to receive dividends and distributions from Happy, will be extinguished upon completion of the merger. All of the properties, rights, privileges, powers and franchises of Happy will vest in the surviving corporation, and all debts, duties and liabilities of Happy will become the debts, liabilities and duties of the surviving corporation.

Under the Merger Agreement, Home may at any time change the method of combining Happy and Home (including by providing for the merger of Happy with a wholly-owned subsidiary of Home) and Happy agrees to enter into amendments to the Merger Agreement reasonably requested to give effect to such a change. However, no such amendment may (i) alter or change the amount or kind of the merger consideration or (ii) adversely affect the U.S. federal income tax treatment of the merger with respect to the Happy shareholders. Home has elected to use a wholly-owned subsidiary to first merge with and into Happy prior to the merger of Happy with and into Home. Home, Happy, Acquisition Sub, HSB and Centennial have amended the Merger Agreement accordingly.

Subsequent to the merger, HSB will merge with and into Centennial, with Centennial as the Surviving entity.

Effective Time

On the closing date, the surviving corporation will effect the merger by filing articles of merger with the Texas Secretary of State and the Arkansas Secretary of State. The merger will become effective upon the close of business of Happy on the closing date, or such later date and time as may be specified in accordance with the Texas Business Organizations Code (“TBOC”)and the Arkansas Business Corporation Act of 1987 (“ABCA”). We refer to this as the “effective time” of the merger.

Effects of the Merger on Happy Common Stock

At the effective time, each share of Happy common stock issued and outstanding immediately prior to the effective time, other than the excluded and appraisal shares described below, will be entitled to receive the Merger Consideration, which is described in the section entitled “The Merger—Merger Consideration” beginning on page 38 of this joint proxy statement/prospectus.

Also at the effective time, each share of Happy common stock issued and outstanding immediately prior to the effective time that is (i) held by Happy as treasury shares or otherwise or (ii) owned by Home or by any wholly-owned subsidiary of Home or Happy, which shares we refer to as “excluded shares,” will automatically be canceled and cease to exist. No consideration will be delivered in exchange for any excluded shares.

Each share of Happy common stock issued and outstanding and held by a shareholder who has given notice of its intention to assert the right to dissent in accordance with TBOC and who has not voted in favor of the Merger Agreement and has otherwise complied with the provisions of TBOC to become a “dissenting shareholder” as defined therein (collectively, the “appraisal shares”) will not be converted into the right to receive the Merger Consideration. Instead, appraisal shares will become the right to receive whatever consideration may be determined to be due to such dissenting shareholder under Sections 10.351 to 10.368 of the TBOC. If any dissenting shareholder fails to perfect or effectively withdraws its demand for appraisal or otherwise loses its rights as a dissenting shareholder under the TBOC, appraisal shares held by such dissenting shareholder will be treated as though such appraisal shares had been converted into and exchangeable, at the effective time, for the right to receive the Merger Consideration (without interest). For more information regarding dissenters’ rights, see the section entitled “The Merger—Dissenters’ Rights” beginning on page 40 of this joint proxy statement/prospectus. In addition, a copy of Sections 10.351 to 10.368 of the TBOC is attached as Appendix D to this joint proxy statement/prospectus.

All shares of Happy common stock converted into the right to receive the Merger Consideration will cease to exist as of the effective time. No fractional shares of Home common stock will be issued in connection with the merger. Instead, Home will pay to each holder of Happy common stock who would otherwise be entitled to a fractional share of Home common stock an amount in cash (without interest) determined by multiplying the Average Closing Price for Home common stock by the fraction of a share of Home common stock to which the Happy shareholder would otherwise be entitled.

Organizational Documents of Surviving Corporation; Directors and Officers

The articles of incorporation and bylaws of Home that are in effect immediately prior to the effective time will be the articles of incorporation and bylaws of the surviving corporation until amended in accordance with the respective terms thereof and applicable laws.

The individuals holding positions as directors and officers of Home immediately prior to the effective time will become the directors and officers of the surviving corporation. The Merger Agreement also provides that J. Pat Hickman will be appointed to serve as a director of the surviving corporation and that each director of the surviving corporation will serve until his or her respective successor has been duly elected and qualified, or until his or her earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the surviving corporation.

At the special meeting of Home’s shareholders to be held in connection with the merger, Home’s board of directors is asking its shareholders to approve, among things, a proposal to amend its articles of incorporation to increase the maximum number of directors that may serve on Home’s board of directors to up to 17 persons. Upon approval of the proposed amendment, Home’s board of directors intends to adopt a similar amendment to Home’s Bylaws to allow for up to 17 directors and to fix the number of directors at 16 directors, effective upon the Effective Time of the merger, and to appoint Mr. Hickman as a director following the completion of the merger to serve until Home’s next annual meeting of shareholders or until his earlier death, resignation or removal. See “Home Special Meeting of Shareholders—Number of Directors Proposal” beginning on page 98 of this joint proxy statement/prospectus for more information.

Exchange and Payment Procedures

At or prior to the closing, Home will deposit with Computershare Trust Company, N.A., as exchange agent, for the benefit of the holders of shares of Happy common stock, sufficient cash and Home common stock to be exchanged in accordance with the Merger Agreement. Within five business days of the effective time, Home will cause the exchange agent to mail to each record holder, as of the effective time, of shares of Happy common stock, a letter of transmittal for use in connection with the exchange and instructions for use in surrendering the applicable certificates or book entry shares in exchange for the Merger Consideration. Promptly after the effective time, Happy shareholders who surrender their certificates or book entry shares to the exchange agent, together with a properly completed and duly executed letter of transmittal, and such other documents as may be required pursuant to such instructions, will receive for each share of Happy common stock the Merger Consideration, including any cash payable in lieu of any fractional shares. No interest will be paid or accrued on any Merger Consideration.

Distributions with Respect to Unsurrendered Shares

No Home dividends or other distributions, declared or made with respect to Home common stock with a record date after the effective time, will be paid to the holder of any unsurrendered certificate or book entry share until the holder properly surrenders such shares. Subject to applicable law, after doing so, the holder will be entitled to receive, without interest, the fractional share cash amount to which such holder is entitled and any dividends or other distributions with a record date after the effective time with respect to the holder’s whole shares of Home common stock.

Transfers Following the Effective Time

At the closing date, the stock transfer books of Happy will be closed and there will be no further registration of transfers of shares of Happy common stock, except for the cancellation of shares in connection with the merger. After the effective time, the holders of certificates or book entry shares that evidenced ownership of Happy common stock outstanding immediately prior to the effective time will cease to have any rights with respect to such shares, except as otherwise provided for in the Merger Agreement or by applicable law. Any bona fide certificates or book entry shares presented to the surviving corporation after the effective time will be canceled and exchanged in accordance with the Merger Agreement.

Termination of Exchange Fund

Any portion of the exchange fund that is not distributed to the holders of Happy common stock after 180 days following the effective time will be delivered to Home upon demand, and from and after such delivery any former holders of Happy common stock (other than appraisal shares) who have not properly surrendered their shares may thereafter look only to Home for the Merger Consideration payable in respect of their shares of Happy common stock. Any amounts remaining unclaimed by holders of shares of Happy common stock two years after the effective time (or such earlier date immediately prior to the time such amounts would otherwise escheat to any governmental authority) will, to the extent permitted by applicable law, become the property of Home. Neither the exchange agent, Home nor any of Home’s subsidiaries will be liable to any holder of shares of Happy common stock for any shares of Home common stock (or any related dividends or distributions) or cash from the exchange fund that is delivered to any public official pursuant to applicable abandoned property, escheat or similar laws.

Lost, Stolen or Destroyed Stock Certificates

If any certificate representing shares of Happy common stock is lost, stolen or destroyed, upon affidavit by the person claiming the certificate to be lost, stolen or destroyed, in form and substance acceptable to Home, the exchange agent will pay in exchange for the lost, stolen or destroyed certificate the Merger Consideration payable in respect of the shares of Happy common stock represented by that certificate. Home may require that such holder post a bond as indemnity against any claims that may be made against Home with respect to that certificate.

Withholding Rights

Home and the exchange agent will each be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Happy common stock such amounts as Home or the exchange agent is required to deduct or withhold under applicable tax laws. Any withheld amounts that are paid to the appropriate taxing authorities will be treated for purposes of the Merger Agreement as having been paid to the holder of Happy common stock from whom such amounts were deducted or withheld.

Treatment of Happy Stock Options

Each Happy stock option that is outstanding at the effective time will fully vest and be canceled and converted into the right to receive a certain number of whole shares of Home common stock, together with cash in lieu of any resulting fractional shares of Home common stock. The number of shares of Home common stock to be issued for each outstanding Happy stock option, and any cash payment in lieu of any resulting fractional share, will be determined based on the product of (i) the number of shares of Happy common stock subject to the Happy stock option, multiplied by (ii) the excess, if any, of the value of the Merger Consideration over the per share exercise price of such Happy stock option. The value of the Merger Consideration will be determined using a volume-weighted average closing price of Home’s common stock as reported on the NYSE over the 20 consecutive trading day period ending on the third business day prior to the closing of the merger (the “Home Average Closing Price”), multiplied by 2.17.

Any Happy stock option that has a per share exercise price that is greater than or equal to the Home Average Closing Price multiplied by 2.17 will be canceled for no consideration.

Nothing in the Merger Agreement prevents any holder from exercising, before the effective time, any Happy stock option that is exercisable according to its terms, and any Happy common stock issued upon such exercise will be converted at the effective time into a right to receive the Merger Consideration.

Treatment of Happy Stock Appreciation Rights

Each Happy stock appreciation right that is outstanding at the effective time will fully vest and be canceled and converted into the right to receive an amount in cash equal to the product of (i) the number of shares of

Happy common stock subject to the Happy stock appreciation right, multiplied by (ii) the excess, if any, of the value of the Merger Consideration (which will be equal to the Home Average Closing Price multiplied by 2.17) over the per share grant price of such Happy stock appreciation right.

Any Happy stock appreciation right that has a per share grant price that is greater than or equal to the Home Average Closing Price multiplied by 2.17 will be canceled for no consideration.

Nothing in the Merger Agreement prevents any holder from exercising, before the effective time, any Happy stock appreciation right that is exercisable according to its terms. However, Happy has agreed that the valuation of each share of Happy common stock upon exercise will be consistent with the value of the Merger Consideration at the time of exercise (meaning that on any given date, the value is 2.17 times the volume-weighted average closing price of Home common stock over the 20 consecutive trading period preceding such date).

Representations and Warranties

The Merger Agreement contains representations and warranties made by Happy and Home. These include, among other things, representations relating to:

•	valid corporate organization and existence;

•	authority to enter into the merger and the binding nature of the Merger Agreement;

•	no breach of organizational documents, law or other agreements as a result of the merger;

•	third party consents and approvals;

•	filing of necessary reports with regulatory authorities and no current regulatory actions;

•	capitalization;

•	deposit accounts;

•	compliance with securities laws;

•	conformity with U.S. GAAP, absence of undisclosed liabilities and internal controls;

•	operation in the ordinary course of business and absence of material adverse changes;

•	absence of actions which would impair the U.S. federal income tax treatment of the merger as a tax-free reorganization;

•	involvement in litigation and issuance of orders by governmental authorities;

•	compliance with applicable laws;

•	compliance and rating under the Federal Community Reinvestment Act;

•	certain tax matters;

•	employee benefit matters;

•	loans;

•	material contracts;

•	related party transactions;

•	investment portfolio

•	broker/finder fees;

•	information identified in disclosure schedules;

•	information supplied for inclusion in registration statement/joint proxy statement/prospectus; and

•	no other representations and warranties other than those contained in the Merger Agreement.

Home also represents and warrants to Happy in the Merger Agreement that it does not own any shares of Happy common stock and makes representations and warranties regarding its filings with the SEC.

Happy makes additional representations and warranties to Home in the Merger Agreement relating to, among other things:

•	compliance with securities laws in its issuances and repurchases of Happy common stock;

•	title to assets and real property;

•	interest rate risk management instruments;

•	intellectual property;

•	environmental matters;

•	labor relations and employment matters;

•	exemption from Texas antitakeover laws;

•	insurance;

•	administration of fiduciary and custodial accounts; and

•	receipt of a fairness opinion for the merger.

Some of the representations and warranties contained in the Merger Agreement are qualified by “materiality” or by a “material adverse change” or “material adverse effect” standard. A “material adverse change” or “material adverse effect” with respect to Home and its subsidiaries, on the one hand, or Happy and its subsidiaries on the other, means any event, change, effect or development that (i) has a material and adverse effect on the condition (financial or otherwise), results of operations or business of Happy and its subsidiaries, taken as a whole, or Home and its subsidiaries, taken as a whole, as the case may be, or (ii) materially impairs the ability of Happy, on the one hand, or Home, on the other, as the case may be, to perform its obligations under the Merger Agreement or otherwise materially impedes or delays the consummation of the transactions contemplated by the Merger Agreement or constitutes, with respect to Happy, Home or any of their subsidiaries, a “specified regulatory action” (defined as the imposition of regulatory actions, the issuance of regulatory orders or the entry into regulatory agreements having certain consequential effects).

However, in the case of clause (i) above, a material adverse effect or material adverse change will not be deemed to include events, changes, effects or developments resulting from or arising out of:

•	changes after the date of the Merger Agreement in GAAP or regulatory accounting requirements or principles;

•	changes after the date of the Merger Agreement in laws, rules or regulations of general applicability to banking organizations;

•

changes after the date of the Merger Agreement in global, national or regional political conditions or general economic or market conditions, including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in U.S. or foreign securities markets;

•	a decline in the trading price of a party’s common stock or a failure, in and of itself, to meet earnings projections;

•

the impact of the public disclosure, pendency or performance of the Merger Agreement or the transactions contemplated thereby, including the impact of the transactions contemplated by the Merger Agreement on relationships with customers and employees;

•

any natural disaster, outbreak or escalation of hostilities, declared or undeclared acts or war or terrorism, or any escalation or worsening thereof, whether or not occurring or commenced before or after the date of the Merger Agreement; and

•

with respect to Happy and its subsidiaries, actions taken or omitted to be taken with the prior written consent of Home or required by the Merger Agreement, or with respect to Home and its subsidiaries, actions taken or omitted to be taken with the prior written consent of Happy or required by the Merger Agreement, as the case may be.

so long as, in the case of the first, second and third bullets above, Happy and its subsidiaries, on the one hand, or Home and its subsidiaries, on the other, as the case may be, are not materially disproportionately affected thereby.

Conduct of Businesses of Happy and Home Prior to Completion of the Merger

Happy has agreed to certain restrictions on its activities during the period from the date of the Merger Agreement to the closing date. In general, Happy is required to, and to cause its subsidiaries to, maintain its existence under applicable law, conduct its business and operations in the ordinary and usual course of business and in a manner consistent with prior practice and in accordance with applicable law and use commercially reasonable efforts to keep available the services of its current officers and employees and preserve the rights, franchises, goodwill and relations of its customers, clients and others with whom business relationships exist.

The following is a summary of the more significant restrictions imposed upon Happy, subject to the exceptions set forth in the Merger Agreement. Happy will not, and will cause its subsidiaries not to, without Home’s prior written consent:

•	amend its charter documents;

•

adjust any shares of its equity interests, pay any dividend or other distribution in respect of its equity interests (other than to a wholly owned subsidiary of Happy), or acquire any of its securities (except in connection with the exercise of an Happy stock option);

•

except as required by material contracts, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly-owned subsidiary of Happy;

•

sell, lease, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any person (except for sales of properties or assets in the ordinary course of business consistent with past practice) or merge or consolidate with any person;

•

acquire direct or indirect control over any business or person (except in connection with a foreclosure of collateral or conveyance of collateral in lieu of foreclosure taken in connection with collection of a loan in the ordinary course of business consistent with past practice and with respect to loans made to third parties who are not affiliates of Happy);

•

other than in the ordinary course of business, incur any indebtedness (excluding bank deposits) for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except that Happy may purchase federal funds and borrow from governmental authorities consistent with past practices;

•	make any change to its accounting methods, principles or practices, except as required by GAAP or applicable law;

•

except for certain payments specifically allowed by the Merger Agreement, (A) increase the compensation or any other amounts payable, or pay or award, or commit to pay or award, any bonuses or incentive compensation, to its present or former officers, employees or directors, other than, in each case, nonmaterial increases in compensation or benefits for non-executive employees made in the ordinary course of business consistent with past practice, (B) establish, amend or terminate any collective bargaining agreement or Happy employee benefit plan, other than amendments in the ordinary course of business consistent with past practice that do not materially increase the aggregate cost to Happy of maintaining such plan, or (C) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any such individual, provided that Happy may, in the ordinary course of business and consistent with past practice, make payments during fiscal 2021 that would otherwise be prohibited by (A) above, if the effective time has not occurred by December 31, 2020;

•

(A) grant any stock options or other equity-based compensation or grant to any person any right to acquire any shares of its capital stock, or amend or modify any of the foregoing; (B) issue or commit to issue any additional shares of capital stock of Happy, other than the issuance of shares of Happy common stock upon the exercise of outstanding Happy stock options; (C) issue, sell, encumber or otherwise dispose of any capital stock in any of Happy’s subsidiaries; or (D) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;

•

make any tax election, settle or compromise any tax liability, fail to file any tax return or remit taxes when due, enter into any closing agreement, agree to extend any statute of limitations relating to taxes, file any amended tax return or surrender, offset or reduce any right to claim a tax refund;

•	fail to use commercially reasonable efforts to maintain existing insurance policies to the extent available for a reasonable cost;

•

enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking and operating policies or practices;

•	except as specifically allowed by the Merger Agreement, file any application to establish, or to relocate or terminate the operations of, any banking office;

•	make, or commit to make, any capital expenditures in excess of $1 million in the aggregate, other than as disclosed in Happy’s capital expenditure budget;

•

make, amend or renew any extension of credit, individually or in the aggregate with other extensions of credit to the same relationship, outside of the ordinary course of business or inconsistent with past practice;

•

make, renew, or amend any extension of credit to a borrower who has an existing credit that is past due 90 days or more, or falls into certain nonaccrual or classified categories, or would be subject to the Federal Reserve Board’s Regulation O, other than as specifically permitted in the Merger Agreement;

•	enter into, renew or amend certain interest rate risk management arrangements, except in the ordinary course of business and consistent with past practice;

•

(A) grant, extend, amend, waive, or modify any material rights in or to, or sell or otherwise dispose of, any intellectual property, or (B) fail to exercise a right of renewal or extension under any material agreement under which Happy is licensed to use any intellectual property, unless Happy obtains a substantially similar license;

•	amend or extend any real property lease except as specifically allowed by the Merger Agreement;

•

except for transactions in the ordinary course of business, terminate, amend, or waive any material provision of, any Happy material contract or lease, other than normal renewals of contracts and leases without material adverse changes of terms with respect to Happy, or enter into any contract that would constitute a Happy material contract if it were in effect on the date of the Merger Agreement;

•

(A) settle any claim, action or proceeding other than claims, actions or proceedings in the ordinary course of business consistent with past practice involving solely money damages not in excess of $500,000 in the aggregate, or waive, compromise, assign, cancel or release any material rights or claims; or (B) agree or consent to the issuance of any settlement agreement, injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

•	materially restructure or materially change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	change in any material respect its credit policies and collateral eligibility requirements and standards;

•	participate in any program sponsored or administered by any governmental authority, which program is not part of the usual and customary banking business of Happy;

•

engage in (or modify in a manner adverse to Happy) any transactions with any director or officer of Happy or its affiliates, other than deposit relationships and other transactions in the ordinary course of business consistent with past practice, and extensions of credit on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons that did not involve more than the normal risk of collectability or present other unfavorable features;

•	adopt a plan of complete or partial liquidation or dissolution;

•

take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the merger or the subsequent bank merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	take or fail to take any action that could reasonably be expected to cause the representations and warranties made by Happy in the Merger Agreement to be inaccurate in any material respect;

•	take any action that is intended to or would reasonably be expected to result in any of the closing conditions not being satisfied or prevent or materially delay the consummation of the merger;

•	take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Happy to obtain any necessary regulatory approvals for the merger; or

•	agree to take, make any commitments to take, or adopt any resolutions of the board or shareholders in support of any of the actions described above.

Home has also agreed to certain restrictions on its activities and the activities of its subsidiaries during the period from the date of the Merger Agreement to the closing date. Subject to the exceptions set forth in the Merger Agreement, Home will not, and will cause its subsidiaries not to, without Happy’s prior written consent:

•	amend its charter documents in a manner that would materially and adversely affect the economic benefits of the merger to the holders of Happy common stock;

•	adopt a plan of complete or partial liquidation or dissolution;

•	take or fail to take any action that could reasonably be expected to cause the representations and warranties made by Home in the Merger Agreement to be inaccurate in any material respect;

•	take any action that is intended to or would reasonably be expected to result in any of the closing conditions not being satisfied or prevent or materially delay the consummation of the merger;

•

take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the merger or the subsequent bank merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Home to obtain any necessary regulatory approvals for the merger; or

•	agree to take, make any commitments to take, or adopt any resolutions of the board or shareholders in support of any of the actions described above.

Happy and Home have each agreed to use reasonable best efforts to take all actions and to do all things necessary to fulfill all closing conditions applicable to such party and its respective subsidiaries, and to complete the merger in the most expeditious manner practicable, including:

•

obtaining regulatory approvals, making all necessary registrations, filings and notices, and taking all steps necessary to obtain an approval, waiver or exemption from any governmental authority, but no party is required to take any action that would reasonably be expected to result in the imposition of a “materially burdensome regulatory condition” (see “The Merger—Regulatory Approvals and Notifications” beginning on page 42);

•	obtaining necessary consents, qualifications, approvals, waivers or exemptions from nongovernmental persons; and

•	executing and delivering any additional documents or instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement.

Happy, on the one hand, and Home on the other hand, have agreed to:

•

consult with each other before issuing any press release with respect to the merger and not to issue any such press release without the prior written consent of the other party, subject to certain exceptions;

•

promptly notify the other party (a) if it believes that such party has breached any representation, warranty, covenant or agreement contained in the Merger Agreement or (b) if it believes that any event has occurred that might reasonably be expected to result, individually or in the aggregate, in the failure of a closing condition; and

•

take any action that is required to cause the merger to qualify, and not take any actions which could reasonably be likely to prevent the merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Both Home and Happy have agreed to promptly notify each other in writing of any proceeding or potential proceeding against such party that is reasonably likely to result in a material adverse change, question the validity of the Merger Agreement or the other agreements contemplated thereby or seeks to enjoin or otherwise restrain the merger.

The Merger Agreement also contains certain covenants relating to employee benefits and other matters pertaining to officers and directors. See “The Merger Agreement—Employee Matters.”

No Solicitation

The Merger Agreement prohibits Happy from seeking or discussing an acquisition proposal from a third party. Happy has agreed that it will not, and will cause its subsidiaries and representatives to not, directly or indirectly, (i) take any action to solicit the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any acquisition proposal, (ii) participate in any discussions or negotiations regarding any acquisition proposal or furnish any nonpublic information with respect to Happy relating to an acquisition proposal, (iii) approve, endorse or recommend an acquisition proposal (other than the merger), (iv) enter into any agreement relating to any acquisition proposal or (v) propose to do any of the foregoing. As of the date of the Merger Agreement Happy is required to immediately cease any communications with any party with respect to any acquisition proposal.

Notwithstanding the restrictions described above, the Merger Agreement provides that Happy may take the actions set forth in clause (ii) above, but only if, (i) Happy has received a bona fide unsolicited written acquisition proposal prior to the Happy shareholders’ meeting, (ii) Happy’s board of directors determines (after consultation with its outside legal counsel and independent financial advisor) that such acquisition proposal constitutes, or is reasonably likely to lead to, a superior proposal as compared with the merger, (iii) Happy has provided Home with at least three days’ prior notice of such determination, (iv) prior to furnishing or affording access to any information of Happy relating to an acquisition proposal, Happy receives from such person certain confidentiality agreements and (v) the failure of Happy’s board to furnish such information or enter into discussions or negotiations would violate its fiduciary duties to Happy shareholders. Happy is required to promptly provide to Home any nonpublic information regarding Happy or its subsidiaries provided to any other person that was not previously provided to Home. Happy is also required to promptly notify Home in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Happy or any of its subsidiaries or any of their representatives in connection with any acquisition proposal.

As used in the Merger Agreement, an “acquisition proposal” means any proposal or offer for, whether in one transaction or a series of related transactions, a (i) merger, consolidation, share exchange, tender offer, business combination or similar transaction involving Happy, (ii) sale or other disposition, directly or indirectly, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of Happy or its subsidiaries representing 20% or more of the consolidated assets of Happy and its subsidiaries, (iii) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to Happy or (iv) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “acquisition proposal” does not include any of the transactions contemplated by the Merger Agreement.

Shareholders’ Meetings

Each of Happy and Home has agreed to give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining Happy shareholder approval of the Merger Agreement and Home shareholder approval of the issuance of Home common stock, as contemplated by the Merger Agreement, at such meetings to be held as promptly as practicable after the registration statement containing this joint proxy statement/prospectus is declared effective. The Happy board and the Home board are each required to use all reasonable best efforts to obtain approval from their respective shareholders of the Merger Agreement and other related matters with respect to Happy and the share issuance as contemplated by the Merger Agreement and other related matters with respect to Home. Except as expressly permitted by the Merger Agreement, neither the Happy board nor the Home board may make any adverse recommendation, qualify or withdraw its recommendation regarding the approval of the Merger Agreement, and, in the case of the Happy board, approve or recommend, or propose to approve or recommend, any acquisition proposal.

No Change in Recommendation or Entry into Acquisition Agreement; Fiduciary Exception

The Merger Agreement requires Happy’s board of directors to use all reasonable best efforts to solicit from Happy shareholders proxies in favor of approval of the Merger Agreement, including by communicating to Happy shareholders the recommendation of the Happy board that they approve the Merger Agreement, and to take other action to secure the vote of Happy shareholders required by applicable law to obtain such approval, except to the extent Happy’s board has withdrawn its recommendation in favor of approval of the Merger Agreement in accordance with the Merger Agreement. Subject to exceptions described below which permit the Happy board to withdraw its recommendation in favor of approval of the Merger Agreement in certain circumstances, the Happy board may not:

•

withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Home or any of Home’s subsidiaries, the recommendation of the Happy board that the Happy shareholders approve the Merger Agreement (which withdrawal or similar action by the Happy board we refer to as an “adverse Happy recommendation change”); or

•	approve or recommend, or propose to approve or recommend, any acquisition proposal.

However, Happy’s board of directors may submit the Merger Agreement to the Happy shareholders without recommendation (and in such event may communicate the basis for the board’s lack of a recommendation to the shareholders in the joint proxy statement/prospectus or an appropriate amendment or supplement thereto, to the extent required by law) if, and only if, (i) Happy’s board determines in good faith, after consultation with its outside legal counsel and independent financial advisor, that it has received an unsolicited bona fide acquisition proposal that is a superior proposal (and such superior proposal has not been withdrawn); (ii) Happy’s board determines, in good faith, after consultation with such outside legal counsel, that a failure to accept such superior proposal would result in the board breaching its fiduciary duties to Happy and its shareholders under applicable law; (iii) the board provides written notice to Home of its receipt of the superior proposal and its intent to withdraw its recommendation, such notice to specify in reasonable detail the material terms and conditions of the superior proposal; (iv) after providing such notice, Happy negotiates in good faith with Home (if requested by Home) and provides Home a reasonable opportunity to adjust the terms and conditions of the Merger Agreement as would enable Happy’s board to proceed without withdrawing its recommendation and (v) after such period, the board again determines in good faith, after consultation with its outside legal counsel and independent financial advisor, that such acquisition proposal nonetheless continues to constitute a superior proposal and that failure to withdraw its recommendation would violate its fiduciary duties to Happy and Happy shareholders under applicable law.

As used in the Merger Agreement, “superior proposal” refers to an unsolicited bona fide written acquisition proposal to acquire 100% of Happy made by a third person (or group of persons acting in concert) which Happy’s board of directors determines in its good faith judgment to be more favorable from a financial point of view to Happy’s shareholders than the merger and to be reasonably capable of being consummated, after (i) consultation with Happy’s financial advisors and outside counsel and (ii) taking into account all relevant factors, and all legal, regulatory and other aspects of such proposal and the person or persons making such proposal.

Access to Information

Subject to certain restrictions and exceptions, and upon reasonable prior notice, Happy will permit Home reasonable access during customary business hours to all books, papers and records relating to the assets, properties, operations, obligations and liabilities of Happy and its subsidiaries in which Home may have a reasonable interest. Happy will also permit Home access during and, as reasonably required, outside of customary business hours, to telecommunications and electronic data processing systems, facilities and personnel of Happy and its subsidiaries for the purpose of performing conversion activities related to data processing integration.

Expenses

Except as otherwise provided in the Merger Agreement, whether or not the merger is consummated, all costs and expenses incurred in connection with the merger, the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring or required to incur such expenses.

Employee Matters

As of the closing date, Home will provide to each employee of Happy or its subsidiaries who, as decided by Home in its sole discretion, will continue employment with the surviving corporation or any of its subsidiaries, with (i) base hourly wages or salaries, as applicable, as determined by Home in its sole discretion, and (ii) employee benefit plans, programs, policies, and arrangements, as determined by Home in its sole discretion (but in no event greater than the base wages, salaries or employee benefits provided to Home’s similarly situated employees).

Subject to certain exceptions included in the Merger Agreement, Home is required to use commercially reasonable efforts to waive all preexisting conditions, actively at work requirements, exclusion and waiting periods with respect to participation and coverage requirements under any Home employee benefit plan in which continuing employees become eligible to participate on or after the closing date to the extent they were inapplicable to, or were satisfied under, any Happy employee benefit plan in which the continuing employee participated prior to the closing date. In addition, Home is required to ensure that each continuing employee receives full credit (including eligibility to participate, vesting, vacation entitlement and severance benefits, but excluding benefit accrual under any defined benefit pension plan or any such credit that would result in a duplication of benefits) under each Home employee benefit plan in which the continuing employee participates solely to the extent such service was credited under the Happy employee benefit plans. Home also is obligated under the Merger Agreement to credit continuing employees with the amount of vacation time that such employees had accrued under certain vacation policies of Happy. With respect to any Home health plans in which continuing employees participate, Home will use commercially reasonable efforts to waive any eligibility waiting period, evidence of insurability, or pre-existing conditions requirements or limitations to the extent such requirements or limitations were inapplicable to, or satisfied under, any corresponding Happy health plan, and cause each continuing employee to be given credit for the plan year in which the closing occurs under the Home health plan for amounts paid with respect to such plan year under the corresponding Happy health plan prior to the closing date.

The Merger Agreement also requires Happy to terminate its KSOP, effective as of immediately prior to closing. In addition, Home will permit rollover of KSOP assets by continuing Happy employees in cash and with respect to loans, in kind, to a defined contribution plan of Home or its subsidiaries.

Indemnification and Insurance

From and after the effective time, Home will indemnify and hold harmless each individual who at the effective time is, or any time prior to the effective time was, a director, officer or employee of Happy or any of its subsidiaries, whom we refer to as “indemnitees,” against any claims, liabilities, losses, damages, judgments, fines, penalties costs and expenses (including legal expenses) in connection with a claim, suit, action, proceeding or investigation, whenever asserted, based on or arising out of the fact that such indemnitee was director, officer or employee of Happy or any of its subsidiaries for acts or omissions by indemnitee in such capacity or taken at the request of Happy or any subsidiary, at or any time prior to the effective time. From and after the effective time, Home will also assume all obligations of Happy and its subsidiaries to indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time.

The Merger Agreement requires Home to maintain for a period of five years after the effective time, Happy’s existing directors’ and officers’ liability insurance policy, or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured so long as substitution does not result in gaps or lapses in coverage, with respect to claims arising from facts or events occurring prior to the effective time.

However, Home is not required to make annual premium payments for such insurance in excess of a specified amount with respect to the annual premium payment on Happy’s policy in effect as of the date of the Merger Agreement and, in the event the cost of such coverage exceeds that amount, Home will purchase as much coverage as possible for such amount. In lieu of the foregoing, Home may obtain at or prior to the effective time a prepaid “tail” policy providing coverage equivalent to that described in the paragraph above for an aggregate price not to exceed a specified amount.

Certain Additional Covenants

The Merger Agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, covenants relating to regulatory filings and approvals (which are described under the section “The Merger—Regulatory Approvals and Notifications” beginning on page 42), the listing of shares of Home common stock to be issued in the merger, coordination with respect to litigation relating to the merger, and public announcements with respect to the transactions contemplated by the Merger Agreement.

In addition, Home has agreed to take all actions reasonably necessary to continue the use of and to preserve and protect the names of Happy and its subsidiaries and to cooperate with Happy to protect and defend the intellectual property rights in and exclusivity associated with the name of Happy and its subsidiaries.

Conditions to Completion of the Merger

Each of Home and Happy’s obligations to complete the transactions contemplated by the Merger Agreement are subject to fulfillment of certain conditions, including:

•	no applicable law or order by governmental authority making illegal or preventing or prohibiting the consummation of the transactions contemplated by the Merger Agreement;

•

approval of the Merger Agreement at the Happy special meeting by the Happy shareholders and approval of the share issuance as contemplated by the Merger Agreement at the Home special meeting by the Home shareholders; and

•

the registration statement having been declared effective by the SEC and continuing to be effective, and all necessary approvals under securities laws relating to the issuance of the shares of Home common stock pursuant to the merger having been received.

Home’s obligations to complete the transactions contemplated by the Merger Agreement are also subject to fulfillment of certain conditions, including:

•

accuracy of representations and warranties of Happy in the Merger Agreement as of the closing date, other than, in most cases, inaccuracies with an aggregate effect that do not have, or are not reasonably likely to have, a material adverse effect or material adverse change with respect to Happy;

•	performance and compliance in all material respects by Happy of all of its covenants and obligations required to be performed or complied with at or prior to the closing date;

•	an employment agreement with Mikel Williamson having been obtained and not revoked;

•	a non-competition and non-solicitation agreement with J. Pat Hickman having been obtained and not revoked;

•

all regulatory approvals having been obtained and remaining in full force and effect and not containing or resulting in the imposition of any materially burdensome regulatory condition, and all statutory waiting periods in respect of such regulatory approvals having expired or been terminated;

•	delivery by Happy of closing certificates and other documents as required by the Merger Agreement;

•	receipt of an opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. as to certain tax matters;

•	sale of a specified parcel of real property;

•	termination of Happy’s KSOP;

•	termination of Happy employee benefit plans;

•	wind-up of that certain Commerce Bancshares, Inc. 401(k) Employee Stock Ownership Plan;

•	no increase in the outstanding shares of Happy (other than as expressly permitted by the Merger Agreement);

•	completion of an audit and inspection of the precious metal assets held in safekeeping by Happy; and

•	confirmation by Home that environmental matters as reflected in environmental reports to be obtained by Home do not exceed $10 million in the aggregate.

Happy’s obligations to complete the transactions contemplated by the Merger Agreement are also subject to fulfillment of certain conditions, including:

•

accuracy of representations and warranties of Home in the Merger Agreement as of the closing date, other than, in most cases, inaccuracies with an aggregate effect that do not have, or are not reasonably likely to have, a material adverse effect or material adverse change with respect to Home;

•	performance and compliance in all material respects by Home of all of its covenants and obligations required to be performed or complied with at or prior to the closing date;

•	all regulatory approvals having been obtained and remaining in full force and effect;

•	approval of the listing of the shares of Home common stock issuable pursuant to the Merger Agreement on the NYSE;

•	delivery by Home of the evidence of the payment of the Merger Consideration to the exchange agent, and closing certificates and other documents as required by the Merger Agreement; and

•	receipt of an opinion of Alston & Bird LLP as to certain tax matters.

Termination; Termination Fee

Termination

Home and Happy may mutually agree to terminate the Merger Agreement and abandon the merger at any time. Subject to conditions and circumstances described in the Merger Agreement, Home, on the one hand, or Happy, on the other hand, as the case may be, may terminate the Merger Agreement as follows:

•

by either party if the merger is not completed by the first anniversary of the date of the Merger Agreement, provided that this termination right is not available to a party whose failure to fulfill any obligation under the Merger Agreement shall have caused the failure of the closing date to occur on or prior to such first anniversary date;

•

by either party in the event of a material breach by the other party of a representation or warranty or obligation contained in the Merger Agreement, which breach cannot be or has not been cured within 45 days after the giving of written notice to the breaching party of such breach, and which breach or breaches would result in a failure to satisfy any applicable closing condition;

•

by either party if final action has been taken by a regulatory agency whose approval is required for the merger, which final action has become final and nonappealable and does not approve the merger, or a governmental authority enacts a law or judgment which would make the merger illegal;

•

by Home if the Happy board fails to make recommendation to Happy shareholders to approve the Merger Agreement, or Happy has materially breached its covenant not to solicit alternative acquisition proposals;

•

by Happy if the Home board fails to make recommendation to Home shareholders to approve the issuance of Home common stock, as contemplated by the Merger Agreement, or Home has materially breached an obligation in respect of the Home shareholder meeting;

•

by either party if (i) the Happy shareholders fail to approve the Merger Agreement or (ii) if the Home shareholders fail to approve the issuance of Home common stock, as contemplated by the Merger Agreement; provided that this termination right is not available to a party whose failure to fulfill any obligation under the Merger Agreement shall have caused the failure to obtain such approval; or

•	by Home if ten percent or more of the outstanding shares of Happy common stock are appraisal shares.

Termination Fee

Happy will pay Home a termination fee of $35 million if the Merger Agreement is terminated by Home because (i) the Happy board fails to make its recommendation at its shareholders’ meeting (as it may be adjourned or postponed) in favor of the approval of the Merger Agreement or has made an adverse Happy recommendation change or (ii) Happy has materially breached any of the provisions of the Merger Agreement with respect to obtaining shareholder approval of the merger or soliciting acquisition proposals.

In addition, Happy will pay such termination fee to Home if (i) an alternative acquisition proposal with respect to Happy is communicated to or otherwise made known to the shareholders, senior management or Happy board, or any person or group of persons publicly announces an intention to make an acquisition proposal with respect to Happy after the date of the Merger Agreement, (ii) thereafter the Merger Agreement is terminated (A) by Home or Happy because the merger has not closed by September 15, 2022 (if the Happy shareholder approval has not been obtained by such time), (B) by Home pursuant to an uncured material breach by Happy of a representation or warranty or its obligations contained in the Merger Agreement (as set forth above) or (C) by Home or Happy if Happy’s shareholders fail to approve the Merger Agreement at the Happy shareholders’ meeting and (iii) prior to the date that is twelve (12) months after the date of such termination Happy consummates an alternative acquisition proposal or enters into an agreement with respect to an acquisition proposal.

Amendment; Waiver

The Merger Agreement may not be amended except by a written instrument executed by all parties. Any waiver of, or approval under, the Merger Agreement must be in writing and will be effective only to the extent specifically set forth in such writing.

Governing Law; Jurisdiction

The Merger Agreement is governed by the laws of the State of Delaware, except that the TBOC and ABCA, as applicable, will govern to the extent mandatorily applicable to Texas corporations and Arkansas corporations, respectively. The parties agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on, the Merger Agreement will be brought exclusively in any federal or state court of competent jurisdiction located in Dallas County, Texas, if initiated by Home or Centennial Bank, or (b) Faulkner County, Arkansas if initiated by Happy or Happy Bank.

Cumulative Remedies; Specific Performance

The parties agreed that all rights and remedies under the Merger Agreement, or otherwise afforded by applicable law, will be cumulative and not alternative. In addition, the parties agreed that the remedy at law for any failure to perform their respective obligations under the Merger Agreement would be inadequate and that each party will be entitled to specific performance, injunctive relief or other equitable remedies in the event of any such failure.

Voting Agreements

In connection with entering into the Merger Agreement, Home and Centennial Bank entered into a Voting and Support Agreement with certain shareholders of Happy. As of November 1, 2021, these shares represent approximately 12.03% of the Happy common stock entitled to vote at the Happy special meeting (excluding any shares issued upon exercise of Happy options). The following summary of the Voting Agreement is subject to, and qualified in its entirety by reference to, the full text of the Voting Agreement, which is Exhibit A to the Merger Agreement attached as Appendix A to this joint proxy statement/prospectus.

Each shareholder party to the Voting Agreement, agreed to vote his, her or its shares of Happy common stock:

•	in favor of the approval of the Merger Agreement and the transactions contemplated thereby;

•	in favor of any proposal to adjourn or postpone the shareholder’s meeting if there are not sufficient votes to adopt and approve the Merger Agreement;

•

against any action or agreement that would reasonably result in a breach of any covenant, representation or warranty or any other obligation or agreement of Happy contained in the Merger Agreement or of the shareholder contained in the Voting Agreement;

•	against any acquisition proposal; and

•

against any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement.

The Voting Agreement is not applicable in connection with an acquisition proposal that is a superior proposal, provided that Happy has complied with the terms and conditions of the Merger Agreement relating to acquisition proposals.

Each shareholder party to the Voting Agreement may not, subject to certain exceptions, with respect to any shares of Happy common stock owned by such shareholder, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of such shares.

The Voting Agreement will terminate upon the earlier of the effective time of the merger or the termination of the Merger Agreement in accordance with its terms, or upon the written agreement of the parties to the Voting Agreement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a general discussion of the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Happy common stock. The discussion is based on the Code, the Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect as of the date of this proxy statement/prospectus and all of which are subject to change (possibly with retroactive effect) and to differing interpretations by the Internal Revenue Service or the courts. Accordingly, the U.S. federal income tax consequences of the merger to holders of Happy common stock could differ from those described below.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Happy common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state or political subdivision thereof, or the District of Columbia;

•

a trust if (1) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (2) such trust has made a valid election to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Happy common stock, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Happy common stock, you should consult your own tax advisor regarding the particular tax consequences of the merger to you.

Holders of Happy common stock who are not U.S. holders may have different tax consequences than those described below and are urged to consult their own tax advisors regarding the tax treatment of the merger under United States and non-United States tax laws.

This discussion applies only to U.S. holders that hold their Happy common stock, and will hold the Home common stock received in exchange for their Happy common stock, as a capital asset within the meaning of Section 1221 of the Code (generally assets held for investment), and does not address all aspects of U.S. federal taxation that may be relevant to a particular U.S. holder in light of such holder’s individual circumstances or to a U.S holder subject to special treatment under U.S. federal income tax laws, including, without limitation:

•	financial institutions or mutual funds;

•	partnerships and other pass-through entities and investors in such entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or foreign currencies;

•	traders in securities who elect to use a mark to market method of accounting;

•	regulated investment companies and real estate investment trusts;

•	broker-dealers;

•	persons that hold Happy common stock as part of a straddle, hedge, constructive sale, conversion transaction or other integrated investment;

•	holders that have a functional currency other than the U.S. dollar;

•	U.S. expatriates or certain former citizens or long-term residents of the United States;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who are not U.S. holders; and

•	holders who acquired their shares of Happy common stock through the exercise of an employee stock option, through a tax-qualified retirement plan, deferred stock award or otherwise as compensation.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, or any tax consequences of the merger under any U.S. federal tax laws other than those pertaining to income tax (such as federal gift or estate taxes). Nor does this discussion address any considerations pursuant to the Foreign Account Tax Compliance Act (including the U.S. Treasury regulations issued thereunder and intergovernmental agreements entered into pursuant thereto). Determining the actual tax consequences of the merger to a U.S. holder is complex and depends on the U.S. holder’s specific situation. Each U.S. holder should consult its own independent tax advisor as to the tax consequences of the merger in its particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or other tax laws and changes in those laws.

Tax Consequences of the Merger Generally

The parties intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of the registration statement of which this document is a part, (i) Home has received an opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. (“MWSGW”) that, as of the date of such opinion, if certain factual circumstances exist, the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that Home and Happy will each be a party to that reorganization; (ii) Happy has received an opinion of Alston & Bird LLP (“Alston & Bird”) that, as of the date of such opinion, if certain factual circumstances exist, the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that Home and Happy will each be a party to that reorganization. Both tax opinions are an exhibit to this registration statement and the disclosure in this section is based upon such tax opinions. Home will not be required to consummate the merger unless Home receives an additional opinion of MWSGW, dated as of the closing date of the merger, confirming that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that Home and Happy will each be a party to that reorganization. Similarly, Happy will not be required to consummate the merger unless Happy receives an additional opinion of Alston & Bird, dated as of the closing date of the merger, confirming that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that Home and Happy will each be a party to that reorganization. The opinions of MWSGW and Alston & Bird regarding the merger will be based on factual assumptions, representations, warranties and covenants, including those contained in the Merger Agreement and in tax representation letters provided by Home and Happy. The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinions. These opinions, respectively, represent MWSGW’s and Alston & Bird’s best legal judgment and are not binding on the Internal Revenue Service or the courts. Home and Happy have not requested and do not intend to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. Accordingly, there can be no assurances that the Internal Revenue Service will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below or described in the tax opinions. Each Happy shareholder should consult his, her or its tax advisor with respect to the particular tax consequences of the merger to such holder. The remainder of this discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that the only consideration received by U.S. holders of Happy common stock (other than cash in lieu of fractional shares or cash received upon the exercise of dissenters’ rights) is Home common stock.

U.S. Federal Income Tax Consequences of the Merger Generally. On the basis of the opinions delivered in connection herewith:

•	no gain or loss will be recognized by Home or Happy as a result of the merger;

•	generally, a U.S. holder will not recognize gain or loss to the extent the holder exchanges its Happy common stock for Home common stock in the merger;

•

a U.S. holder’s aggregate tax basis in the shares of Home common stock received by a Happy shareholder in the merger (including fractional shares of Home common stock deemed received and redeemed as described below) will equal the holder’s aggregate tax basis of the Happy common stock surrendered in the merger; and

•

a U.S. holder’s the holding period of Home common stock received in the merger (including fractional shares of Home common stock deemed received and redeemed as described below) will include the holder’s holding period of the Happy common stock that is surrendered in the merger.

If a U.S. holder of Happy common stock acquired different blocks of Happy common stock at different times or at different prices, such holder’s basis and holding period in his or her shares of Home common stock may be determined with reference to each block of Happy common stock. Any such holders should consult their tax advisors regarding the manner in which Home common stock received in the exchange should be allocated among different blocks of Happy common stock and with respect to identifying the bases or holding periods of the particular shares of Home common stock received in the merger.

Cash Received Instead of a Fractional Share of Home Common Stock. If a U.S. holder receives cash instead of a fractional share of Home common stock, the holder will be treated as having received the fractional share of Home common stock pursuant to the merger and then as if that fractional share of Home common stock had been redeemed for cash. As a result, assuming that the cash received is not treated as a dividend (as described below), the U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to such fractional share of Home common stock. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for such shares is greater than one year. Long-term capital gain of non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Potential Dividend Treatment. In some cases, if a U.S. holder of Happy common stock actually or constructively owns shares of Home common stock (other than the shares of Home common stock received pursuant to the merger), the holder’s recognized gain could be treated as having the effect of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income to the extent of the holder’s ratable share of Home’s accumulated earnings and profits (as calculated for U.S. federal income tax purposes). The determination of whether a U.S. holder will recognize capital gain or dividend income as a result of its exchange of Happy common stock in the merger is complex and must be determined on a stockholder-by-stockholder basis. Accordingly, each holder should consult his, her or its own independent tax advisor as to the tax consequences of the merger, including such determination, in such holder’s particular circumstances.

Stockholders Exercising Dissenters’ Rights. Upon a U.S. holder’s exercise of dissenters’ rights, such holder of Happy common stock will exchange all of the holder’s Happy common stock for cash. A U.S. holder that receives only cash in exchange for his, her or its Happy common stock in the merger will generally recognize gain or loss equal to the difference between the amount of cash received and such U.S. holder’s tax basis in his, her or its Happy common stock. This gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the closing date of the merger, the U.S. holder’s holding period for his, her or its shares of Happy common stock surrendered is greater than one year. Long-term capital gain of non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Medicare Tax. If a U.S. holder that is an individual has modified gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending upon the individual’s U.S. federal income tax filing status), such individual is subject to a 3.8% tax (the “Medicare Tax”) on the lesser of: (i) his or her “net investment income” for the relevant taxable year; or (ii) the excess of his or her “modified gross income” for the taxable year over his or her applicable threshold. In the case of an estate or trust, the Medicare Tax will be imposed on the lesser of (1) undistributed net investment income, or (ii) the excess of adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins for the relevant taxable year. Net investment income generally would include any capital gain recognized in connection with the merger (including gain treated as dividend income), as well as other items of interest, dividends, capital gains, and rental or royalty income. U.S. holders of Happy common stock should consult their own tax advisors as to the application of the Medicare Tax in their circumstances.

Backup Withholding and Information Reporting. Payments of cash to a U.S. holder of Happy common stock may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 24%), unless the holder provides proof of an applicable exemption satisfactory to Home and the exchange agent or, in the case of backup withholding, furnishes its correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished in a timely manner to the Internal Revenue Service.

Reporting Requirements. A U.S. holder who receives shares of Home common stock upon completion of the merger and who is considered a “significant holder” will be required to retain records pertaining to the merger and to file with such holder’s U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. For this purpose, a U.S. holder is a significant holder if, immediately before the merger, the holder owns at least 1% by vote or value of Happy’s outstanding shares or has a tax basis of $1,000,000 or more in his, her or its Happy common stock and securities. Such statement must include, among other things, the U.S. holder’s tax basis in and fair market value of his, her or its Happy common stock and securities surrendered in the merger.

The discussion set forth above does not address all U.S. federal income tax consequences that may be relevant to holders of Happy common stock and may not be applicable to holders that are subject to special rules. This discussion is not a complete analysis of all potential tax effects that may be important to you. Determining the actual U.S. federal income tax consequences of the merger to you may be complex and will depend on your particular circumstances. Thus, you are strongly encouraged to consult your own tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

DESCRIPTION OF HOME’S CAPITAL STOCK

The following is a description of Home’s capital stock and certain provisions of Home’s Restated Articles of Incorporation, Bylaws and applicable law. The following is only a summary and is qualified by applicable law and by the provisions of Home’s Restated Articles of Incorporation and Bylaws, copies of which have been filed with the SEC and are also available upon request from Home.

General

Under Home’s Restated Articles of Incorporation, as amended, Home has authority to issue up to 300,000,000 shares of common stock, par value $0.01 per share, and up to 5,500,000 shares of preferred stock, par value $0.01 per share. Each share of Home common stock has the same relative rights as, and is identical in all respects to, each other share of Home common stock.

As of September 30, 2021, there were 164,007,998 shares of Home common stock issued and outstanding, and approximately 4,643,000 shares of common stock were reserved for issuance pursuant to Home’s stock option and performance incentive plan. Home common stock is currently listed on The Nasdaq Global Select Market under the symbol “HOMB.” However, Home has announced its intention to voluntarily withdraw the principal listing of its common stock from The Nasdaq Global Select Market and transfer the listing to the New York Stock Exchange. Home expects that the listing and trading of its common stock on Nasdaq will end at the market close on November 19, 2021, and trading will begin on the NYSE at the market open on November 22, 2021 under the symbol “HOMB.” The outstanding shares of Home common stock are validly issued, fully paid and non-assessable.

As of September 30, 2021, no shares of Home preferred stock are issued and outstanding.

Common Stock

Voting Rights. Holders of Home common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Holders of Home common stock do not have cumulative voting rights.

Dividend Rights. Holders of Home common stock are entitled to receive ratably dividends when, as, and if declared by Home’s board of directors out of funds legally available for the payment of dividends. Holders of any preferred stock Home may issue in the future may have a priority over holders of common stock with respect to dividends. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on Home’s subsidiaries by statute or regulation effectively may limit the amount of dividends Home can pay.

Liquidation and Dissolution. In the event of the liquidation, dissolution and winding up of Home, the holders of Home common stock are entitled to receive ratably all of the assets of Home available for distribution after satisfaction of all liabilities of Home, subject to the rights of the holders of any of Home’s preferred shares that may be issued from time to time.

Other Rights. Holders of Home common stock have no preferential or preemptive rights with respect to any securities of Home, and there are no conversion rights or redemption or sinking fund provisions applicable to Home common stock.

Restrictions on Ownership. The Bank Holding Company Act (the “BHCA”) requires any “bank holding company,” as defined in the BHCA, to obtain the approval of the Board of Governors of the Federal Reserve prior to the acquisition of 5% or more of Home common stock. Any “company,” as defined in the BHCA, other than a bank holding company would be required to obtain Federal Reserve approval before acquiring “control” of Home. “Control” generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to elect a majority of the directors or (iii) the ability otherwise to exercise a controlling influence over Home’s management and policies. A holder of 25% or more of Home’s outstanding common stock, other than an individual, is subject to regulation and supervision as a bank holding company under the BHCA. In addition, under the Change in Bank Control Act of 1978, as amended, and the Federal Reserve’s regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice to the Federal Reserve prior to acquiring, directly or indirectly, 10% or more of Home’s outstanding common stock.

Modification of Rights. Home’s board of directors acting by a majority vote of the members present, without shareholder approval, may amend Home’s Bylaws and may issue shares of its preferred stock under terms determined by the board of directors as described below under “Preferred Stock.” Rights of the holders of Home common stock may not be modified by less than a majority vote of the common stock outstanding. Additionally, under the Arkansas Business Corporation Act of 1987, a majority vote is required for the approval of a merger or consolidation with another corporation, and for the sale of all or substantially all of Home’s assets and liquidation or dissolution of Home.

Transfer Agent. The transfer agent and registrar for Home common stock is Computershare, 150 Royall Street, Canton, Massachusetts 02021.

For additional information concerning Home common stock, see “Comparison of Rights of Holders of Home and Happy Common Stock” below.

Preferred Stock

The 5,500,000 authorized shares of Home preferred stock, par value $0.01 per share, are typically referred to as “blank check” preferred stock. This term means that these shares of preferred stock may be issued with such preferences, limitations, relative rights, and terms as determined by Home’s board of directors. As such, the board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. As of the date of this joint proxy statement/prospectus, Home had no designated or outstanding shares of preferred stock.

COMPARISON OF RIGHTS OF HOLDERS OF HOME AND HAPPY COMMON STOCK

General

Happy is incorporated under the laws of the State of Texas and the rights of Happy shareholders are governed by the laws of the State of Texas, Happy’s Articles of Incorporation, as amended, and Happy’s Bylaws. As a result of the merger, Happy shareholders who receive shares of Home common stock will become Home shareholders. Home is incorporated under the laws of the State of Arkansas and the rights of Home shareholders are governed by the laws of the State of Arkansas, Home’s Restated Articles of Incorporation, as amended, and Home’s Amended and Restated Bylaws (the ”Restated Bylaws”). Thus, following the merger, the rights of Happy shareholders who become Home shareholders in the merger will no longer be governed by Happy’s Articles of Incorporation, as amended, and Happy’s Bylaws, and instead will be governed by Home’s Restated Articles of Incorporation, as amended, and Home’s Restated Bylaws.

Comparison of Shareholders’ Rights

Set forth below is a summary comparison of material differences between the rights of Home shareholders under the Home Restated Articles of Incorporation, as amended, and Restated Bylaws (right column), and the rights of Happy shareholders under Happy’s Articles of Incorporation, as amended, and its Bylaws, as amended (left column). The summary set forth below is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of Home’s Restated Articles of Incorporation and amendments thereto, Home’s Restated Bylaws, Happy’s Articles of Incorporation and amendments thereto, and Happy’s Bylaws.

Happy	Home
Removal of Directors
Happy’s Amended and Restated Bylaws provide that a director may only be removed from office for cause by the holders of two-thirds of the shares entitled to vote for the election of directors.	Home’s Restated Bylaws provide that a director may be removed at any time, with or without cause, by the shareholders at a special meeting called expressly for that purpose.

Vacancies on the Board of Directors
Happy’s Amended and Restated Bylaws provide that vacancies may be filled by election at an annual or special meeting or by the affirmative vote of a majority of remaining directors. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor. Any vacancy caused by removal of a director shall be filled by the shareholders at a shareholders’ meeting at which the vacancy is created or at a subsequent meeting.	Home’s Restated Bylaws provide that if a vacancy occurs in the Board of Directors by reason of death or resignation, or if the shareholders fail to fill all the vacancies on the board of directors at the annual meeting of shareholders or any meeting for the purpose of electing directors, the vacancies shall be filled by the affirmative vote of a majority of the remaining members of the board of directors. Any vacancy caused by removal of a director shall be filled by the shareholders at a shareholders’ meeting at which the vacancy is created or at a subsequent meeting.

Shareholder Proposals and Nominations

In order for a proposal by a shareholder to be included in Happy’s proxy statement and proxy form for an annual meeting of the Company’s shareholders, the proposal must: (1) comply with Rule 14a-8 of the Securities Exchange Act of 1934; and (2) be received by Happy’s secretary between 120 and 90 days prior to the anniversary of the prior year’s annual meeting. The notice shall include a description of the business desired to be brought before the meeting, the name and address of the shareholder, the share ownership information of the shareholder, any material interest of the shareholder in such proposed business and any agreements in connection with such business. Business to be brought before a special meeting must be submitted between 60 and 40 days prior to the meeting.

In order to nominate a director for election at an annual or a special meeting, the nominating shareholder must be a shareholder of record that is entitled to vote and must give timeline notice to the secretary of Happy of the nomination. The notice shall include the person whom the shareholder proposes to nominate, the shareholder’s name and address and other information concerning the nominee and their relationship to the shareholder. Additionally, the Happy board of directors may nominate individuals for election to the board of directors.

In order for a proposal by a shareholder to be included in Home’s proxy statement and proxy form for an annual meeting of Home’s shareholders, the proposal must: (1) concern a matter that may be properly considered and acted upon at the annual meeting in accordance with applicable laws, including our Bylaws and Rule 14a-8 of the Securities Exchange Act of 1934; and (2) be received by Home at its home office, 719 Harkrider Street, Suite 100, Conway, Arkansas 72032, Attention: Donna J. Townsell, Secretary, not less than 120 calendar days before the anniversary of the date of the previous year’s proxy statement, or November 5, 2021, in the case of the Annual Meeting of Shareholders in 2022. If no annual meeting was held the previous year and in any year in which the date of the annual meeting is moved by more than 30 days from the date of the previous year’s annual meeting, the proposal will be considered timely if received within a reasonable time before Home begins to print and mail its proxy materials. Such shareholder proposals must also comply with the additional requirements of Rule 14a-8 of the Exchange Act (or any successor rule) to be eligible for inclusion in the proxy statement for the Annual Meeting of Shareholders in 2022.

Home has adopted a policy stating that its Nominating and Corporate Governance Committee

Happy	Home

will consider a candidate properly and timely recommended for directorship by a stockholder or group of stockholders of Home if:

•  The recommendation is submitted by one or more stockholders that have individually or as a group owned beneficially at least two percent of Home’s issued and outstanding common stock for at least one year, determined as of the date the recommendation is submitted;

•  The recommendation is submitted to the Secretary of Home, in writing via certified U.S. mail, not less than 120 days prior to the first anniversary of the date of the proxy statement relating to Home’s previous annual meeting;

•  The recommendation includes specified information about the recommending shareholder(s) and the candidate, such required information is provided in more detail in Home’s “Policy Regarding Director Recommendations by Stockholders” and “Nominating and Corporate Governance Committee Directorship Guidelines and Selection Policy” published on Home’s website at www.homebancshares.com under the caption “Investor Relations”/“Corporate Profile”/“Governance Documents;” and

•  The recommending shareholder(s) and the candidate submit, with the recommendation, a signed statement agreeing and acknowledging that, among other things, the recommending shareholder will maintain an ownership of at least two percent of Home’s stock throughout the candidate’s term as director.

Upon receipt of the recommendation, the committee will consider the qualifications of the candidate. The committee does not intend to review and/or consider candidates in a manner different than other recommendations, although the committee may prefer director candidates who are personally known to the existing directors, have the requisite experience and whose reputations are highly regarded.

Home’s Restated Bylaws provide that only such nominations of persons for the election of directors and such other business that have been properly brought before a shareholder meeting will be conducted. For business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a shareholder, the shareholder must give written notice to the Secretary at Home’s principal executive offices, and such notice must be received by the Secretary not later than the close of business on the 90th day, nor earlier

Happy	Home
than the close of business on the 120th day, in advance of the anniversary of the previous year’s annual meeting if such meeting is held on a day not more than 30 days before and not later than 60 days after the anniversary of the previous year’s annual meeting. With respect to any other annual meeting of shareholders, including in the event that Home did not hold an annual meeting the previous year, the shareholder’s notice is timely only if it is delivered to the Secretary at Home’s principal executive offices no earlier than the close of business on the 120th day prior to the annual meeting and no later than the later of the 90th day prior to the annual meeting and the 10th day after Home publicly announces the date of the current year’s annual meeting. To be in proper written form, a shareholder’s notice to Home’s Secretary must comply with all requirements contained in Home’s Restated Bylaws.

Voting Rights in an Extraordinary Transaction
Neither Happy’s Amended and Restated Certificate of Formation, nor Happy’s Amended and Restated Bylaws impose heightened shareholder approval requirements for any action. Texas law therefore governs the number of votes required to take any action.	Neither Home’s Restated Articles of Incorporation, as amended, nor Home’s Restated Bylaws impose heightened shareholder approval requirements for any action. Arkansas law therefore governs the number of votes required to take any action.

Anti-Takeover Provisions and Other Shareholder Protections
Neither Happy’s Amended and Restated Certificate of Formation, nor Happy’s Amended and Restated Bylaws include anti-takeover provisions or other shareholder protections in the context of a takeover or merger.	Neither Home’s Restated Articles of Incorporation, as amended, nor Home’s Restated Bylaws include anti-takeover provisions or other shareholder protections in the context of a takeover or merger.

Indemnification of Directors and Officers

In Happy’s Amended and Restated Certificate of Formation and Happy’s Amended and Restated Bylaws, every person who was or is a party to, or is involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of Happy (or is or was serving at the request of Happy as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another entity at the request of Happy) shall be indemnified and held harmless to the fullest extent legally permissible under Texas law.

The rights to indemnification in the Amended and Restated Certificate of Formation of Happy are not exclusive of any rights which may be available under any agreement or otherwise. The rights of indemnification are not available for any person if their actions were committed in bad faith or were the result of deliberate dishonesty or such person gained a profit to which he or she was not legally entitled. In addition, the Happy’s Amended and Restated Certificate

In Home’s Restated Articles of Incorporation, as amended, and Restated Bylaws, every person who was or is a party to, or is involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of Home (or is or was serving at the request of Home as a director or officer of another entity) shall be indemnified and held harmless to the fullest extent legally permissible under and pursuant to any procedure specified in the Arkansas Business Corporation Act of 1987 (“ABCA”), against all expenses, liabilities and losses reasonably incurred or suffered by him in connection therewith.

The rights of indemnification provided in the Restated Articles of Incorporation are not exclusive of any rights which may be available under any agreement, vote of stockholders, provision of law or otherwise. In addition, the Articles of Incorporation authorize Home to maintain insurance on behalf of

Happy	Home
of Formation authorizes Happy to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Happy (or is or was serving at the request of Happy as a director or officer of another entity), whether or not Happy would have the power to provide indemnification to such person.	any person who is or was a director or officer of Home (or is or was serving at the request of Home as a director or officer of another entity), whether or not Home would have the power to provide indemnification to such person.

Shareholder Action by Written Consent
Shareholder action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if one or more written consents, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.	Shareholder action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if one or more written consents, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

Special Meetings
Special meetings of the shareholders may be called at any time (i) by the president, by the chief executive officer, by the board of directors or any other officer authorized to call a special meeting by resolution of the directors or (ii) by the holders of not less than twenty-five percent (25%) of all shares entitled to vote on any action to be presented at such meeting.

Special meetings of the shareholders may be called at any time by the Chairman or the President, by resolution of the Board of Directors, or by the Chairman or the President at the request of not less than ten percent (10%) of the holders of shares entitled to vote on any action to be presented at such meeting if such holders sign, date, and deliver to Home’s Secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held.

Shareholders’ Rights to Examine Books and Records

Happy’s Amended and Restated Bylaws provide a shareholder with a right to inspect a complete list of the shareholders entitled to vote, including addresses and number of shares held, at Happy’s principal place of business during usual business hours, which shall be made available at least ten (10) days prior to such meeting.

Texas law permits any Happy shareholder that has been a shareholder for at least six (6) months or that holds at least five (5%) percent of Happy’s shares of common stock, upon written demand stating a proper purpose, to examine and copy Happy’s books, records of account, minutes and share transfer records. The examination may be conducted in person or through an agent, accountant or attorney.

Arkansas law provides a shareholder and his, her, or its agent or attorney with a right to inspect (beginning two (2) business days after notice of a meeting is given and continuing through such meeting) at Home’s principal office during regular business hours and copy the corporation’s shareholder list at his, her, or its expense.

Arkansas law also permits any shareholder, on at least five (5) business days’ advance written demand to the corporation, to inspect (1) the articles of incorporation and bylaws of the corporation and all amendments thereto that are in effect, (2) board resolutions of the corporation relating to the creation of any classes or series of shares and fixing their relative rights, preferences and limitations, if shares issued pursuant to those resolutions are outstanding, (3) minutes of shareholder meetings, records of actions taken by shareholders without a meeting and all written communications to shareholders, including financial statements furnished to shareholders, for the past three (3) years, (4) the name and business addresses of the current directors and officers, and (5) the most recent annual franchise tax report delivered to the Arkansas Secretary of State. In

Happy	Home
addition, a shareholder satisfying specified conditions is entitled to inspect (a) excerpts of minutes of any meeting of the board of directors, records of any actions of any committee of the board of directors, minutes of any meeting of the shareholders, and records of actions taken by the shareholders or board of directors without a meeting, (b) accounting records, and (c) the record of shareholders, in each case if the demand is made in good faith and for a proper purpose, describes the purpose of the inspection and the desired records with reasonable particularity, and the desired records are directly connected to the purpose of such inspection.

Amendments to Articles of Incorporation and Bylaws

Under Texas law, an amendment to or restatement of Happy’s certificate of formation may be approved by the affirmative vote of at least two-thirds of its outstanding shares entitled to vote. Happy’s board of directors shall adopt a resolution stating the proposed amendment and a notice of the related meeting must be given to the shareholders.

Happy’s Amended and Restated Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the board of directors, subject to repeal or change by action of the shareholders, at any meeting of the board of directors at which a quorum is present, provided notice of the proposed alteration, amendment, or repeal is contained in the notice of the meeting.

Under Arkansas law, an amendment to the articles of incorporation generally is approved if a majority of the votes representing the quorum approves it. Pursuant to Home’s Restated Bylaws, a quorum at any meeting of the shareholders of Home consists of a majority in interest in the stock issued and outstanding then entitled to vote, represented in person or by proxy.

An amendment to the Restated Bylaws may be adopted, amended or repealed at any meeting of the board of directors.

Notwithstanding the foregoing, under Arkansas law, a majority of a class of stock must approve any amendment that adversely affects their particular class as further described in Ark. Code Ann. Section 4-27-1004.

Dividends

Under Texas law, the board of directors may declare and pay dividends on the shares of Happy’s stock. Dividends may be paid out of the net assets of Happy over and above its stated capital. A dividend cannot be made if the corporation either: (i) would be insolvent after the distribution or (ii) does not have net assets over and above its stated capital.

Approval of the Commissioner of the Texas Department of Banking is required for Happy State Bank to declare and pay any dividend.

In addition, the FDIC further limits the ability to pay dividends if the bank would be undercapitalized after the payment of such dividend.

Under Arkansas law, a corporation may not make any distribution to its shareholders if, after giving effect to the distribution (1) the corporation would not be able to pay its debts as they become due in the usual course of business or (2) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The ability of Home to pay dividends to its shareholders is directly influenced by the ability of Centennial Bank to pay dividends to Home, as its sole shareholder.

Approval of the Arkansas State Bank Commissioner is required before Centennial Bank can declare and pay any dividend of 75% or more of its net profits

Happy	Home

after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year.

In addition, the Federal Reserve further limits the ability to pay dividends if the total of all dividends declared in any calendar year by the bank exceeds the bank’s net profits to date for that year combined with its retained net profits for the preceding two years.

Dissenters’ Rights
Neither Happy’s Amended and Restated Certificate of Formation nor Happy’s Bylaws address dissenters’ rights. Texas law therefore governs when a shareholder is entitled to dissent, the process for dissenting and the amount of the payment.

Neither Home’s Restated Articles of Incorporation, as amended, nor Home’s Bylaws address dissenters’ rights. Arkansas law therefore governs when a shareholder is entitled to dissent, the process for dissenting and the amount of the payment.

The Home shareholders do not have dissenters’ rights for this transaction under Arkansas law.

HOME SPECIAL MEETING OF SHAREHOLDERS

Date, Time and Place

The Home special meeting of shareholders will be held at Home’s principal executive offices located at 719 Harkrider Street, Suite 100, Conway, Arkansas, at 1:00 p.m. Central Time, on December 15, 2021. This joint proxy statement/prospectus and the enclosed form of proxy will be mailed to the Home shareholders entitled to vote on or about [                ], 20[    ].

Purpose

At the special meeting, Home shareholders will:

•	consider and vote upon a proposal to approve the issuance of Home common stock in the merger as contemplated by the Merger Agreement (the “Share Issuance Proposal”);

•

consider and vote upon a proposal to approve an amendment to Home’s Restated Articles of Incorporation, as amended, to increase in the maximum size of Home’s board of directors from not more than 15 persons to not more than 17 persons (the “Number of Directors Proposal”); and

•

consider and vote upon a proposal to approve one or more adjournments of the Home special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the Share Issuance Proposal (the “Home Adjournment Proposal”).

Share Issuance Proposal

The Merger Agreement provides that Home will issue 2.17 shares of its common stock for each outstanding share of Happy common stock outstanding at the Effective Time of the merger. Under the terms of the Merger Agreement, Home expects to issue a total of approximately 42,282,289 shares of Home common stock to the holders of outstanding Happy common stock and Happy stock options in connection with the merger, assuming that 19,412,518 shares of Happy common stock (the number of shares outstanding as of November 1, 2021) are outstanding at the Effective Time, that the Home Average Closing Price at the time of the merger will be $24.05 (equal to the volume-weighted average closing price per share of Home’s common stock as reported on Nasdaq for the 20 consecutive trading day period ending on November 1, 2021), and that 157,125 shares of Home common stock will be issued for the Happy stock options (based on a $24.05 Home Average Closing Price). The actual number of shares of Home common stock to be issued will vary based on the number of shares of Happy common stock outstanding at the Effective Time of the merger and the actual Home Average Closing Price at the time of the merger.

Under NYSE Listed Company Manual Section 312.03(c), a company listed on the NYSE is required to obtain shareholder approval prior to the issuance of common stock or securities convertible into or exercisable for common stock, in connection with the acquisition of stock or assets of another company if the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock, or the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. If we complete the merger, the number of shares of Home common stock issued will exceed 20% of the shares of Home common stock outstanding before such issuance.

Accordingly, Home is seeking the approval of Home shareholders of the issuance of shares of Home common stock in connection with the merger and pursuant to the Merger Agreement.

Number of Directors Proposal

The terms and conditions of the Merger Agreement require that Happy’s Chairman, J. Pat Hickman, will be appointed to serve as director of Home following the consummation of the merger.

Home’s Restated Articles of Incorporation, as amended (“Articles of Incorporation”), and Home’s Amended and Restated Bylaws (“Bylaws”) currently provide that Home’s board of directors shall consist of not less than two nor more than 15 persons, with the exact number of directors to be fixed from time to time by resolution of the board of directors or the shareholders at any annual or special meeting. Pursuant to this authority, Home’s board of directors has fixed the number of directors at 15 persons. Because the appointment of Mr. Hickman to Home’s board of directors will cause the number of directors to exceed the maximum of 15 directors as set forth in Home’s Articles of Incorporation and Bylaws, the Home board of directors is recommending that the shareholders of Home approve an amendment to Home’s Articles of Incorporation to increase the maximum number of directors that may serve on Home’s board of directors to up to 17 persons.

Upon approval of the proposed amendment, Home’s board of directors intends to adopt a similar amendment to Home’s Bylaws to allow for up to 17 directors. Such amendment to Home’s bylaws does not require approval by Home’s shareholders. However, Home will describe and file a copy of such amendment with the SEC on a current report on Form 8-K within four business days following its adoption. The board of directors also intends to fix the number of directors at 16 directors, effective upon the Effective Time of the merger, and following the completion of the merger, to appoint Mr. Hickman to serve as a member of the Home board of directors until the next annual meeting of Home’s shareholders and until his successor is duly elected and qualified or until his earlier resignation or removal. The board of directors may, however, in its discretion and from time to time, fix the size of the board of directors at a different number of directors within the minimum and maximum numbers allowed under the Articles of Incorporation.

Accordingly, Home is seeking the approval of Home’s shareholders to increase the maximum number of directors from not more than 15 persons to not more than 17 persons. If the shareholders approve this proposal, the first sentence of Article SIXTH in Home’s Restated Articles of Incorporation, as amended, will be amended to read as follows:

The Board of Directors of this Corporation shall consist of not less than two (2) nor more than seventeen (17) persons, the exact number of directors within such minimum and maximum limits to be fixed and determined, from time to time, by resolution of a majority of the full Board of Directors or by resolution of the shareholders at any annual or special meeting thereof.

Home Adjournment Proposal

If, at the Home special meeting, the number of shares of Home common stock present or represented by proxy and voting in favor of the Share Issuance Proposal is insufficient to approve such proposal, Home intends to move to adjourn the Home special meeting in order to solicit additional proxies for such proposal.

In this proposal, Home is asking its shareholders to authorize the holder of any proxy solicited by the Home board of directors to vote in favor of granting discretionary authority to proxy holders to adjourn the Home special meeting to another time and/or place for the purpose of soliciting additional proxies. If Home shareholders approve the Home Adjournment Proposal, Home could adjourn the Home special meeting and any adjourned session of the Home special meeting and use the additional time to solicit additional proxies.

Home does not intend to call a vote on this proposal if the Share Issuance Proposal has been approved at the Home special meeting.

The Home board of directors recommends that holders of Home common stock vote FOR the approval of the Share Issuance Proposal, FOR the approval of the Number of Directors Proposal, and FOR approval of the Home Adjournment Proposal.

Record Date and Quorum

The Home board of directors has fixed November 8, 2021, as the record date for determining the holders of shares of Home common stock entitled to notice of and to vote at the special meeting. At the close of business on

November 8, 2021, there were 163,845,498 shares of common stock issued and outstanding. Holders of record of Home common stock on the record date are entitled to one vote per share.

The representation (in person or by proxy) of holders of at least a majority of the shares entitled to vote at the Home special meeting constitutes a quorum for action at the Home special meeting. All shares of Home common stock present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Home special meeting.

Vote Required

Share Issuance Proposal

Approval of the Share Issuance Proposal requires the affirmative vote of at least a majority of the shares of Home common stock voting on the proposal, provided that a quorum is present at the Home special meeting. Therefore, assuming that a quorum is present, your failure to vote, an abstention or a broker non-vote will have no effect on the approval of the Share Issuance Proposal.

Number of Directors Proposal

Approval of the Number of Directors Proposal requires the affirmative vote of at least a majority of the shares of Home voting on the proposal, provided that a quorum is present at the Home special meeting. Therefore, assuming that a quorum is present, your failure to vote, an abstention or a broker non-vote will have no effect on the approval of the Number of Directors Proposal.

Adjournment Proposal

Approval of the Home Adjournment Proposal requires the affirmative vote of at least a majority of the shares of Home voting on the proposal, whether or not a quorum is present at the Home special meeting. Therefore, whether or not a quorum is present, your failure to vote, an abstention or a broker non-vote will have no effect on the approval of the Home Adjournment Proposal.

Treatment of Abstentions; Failure to Vote

For purposes of the Home special meeting, an abstention occurs when a Home shareholder attends the Home special meeting, either in person or by proxy, but abstains from voting.

•	For the Share Issuance Proposal, an abstention or a failure to vote will have no effect on the outcome of this proposal.

•	For the Number of Directors Proposal, an abstention or a failure to vote will have no effect on the outcome of this proposal.

•	For the Home Adjournment Proposal, an abstention or a failure to vote will have no effect on the outcome of this proposal.

How to Vote

Vote by Telephone. You can vote by calling the toll-free telephone number on your proxy card. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded.

Vote by Internet. You also can choose to vote on the Internet by visiting the website for Internet voting printed on your proxy card. Easy-to-follow prompts allow you to vote your shares and confirm that your instructions have been properly recorded. If you vote on the Internet, you can also request electronic delivery of future proxy materials.

Vote by Mail. If you choose to vote by mail, simply mark your proxy, date and sign it, and return it to Computershare in the postage-paid envelope provided. If the envelope is missing, please mail your completed proxy card to Home BancShares, Inc., c/o Computershare, P. O. Box 505000, Louisville, Kentucky 40233.

Vote In Person. The method by which you vote will not limit your right to vote at the shareholder meeting if you decide to attend in person. If your shares are held in the name of a bank, broker or other holder of record, you must obtain a legal proxy, executed in your favor, from the holder of record to be able to vote at the special meeting.

All shares that have been properly voted and not revoked will be voted at the special meeting. If you sign and return your proxy card but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the Home board of directors.

Revocability of Proxies and Changes to a Home Shareholder’s Vote

A Home shareholder may revoke a proxy at any time before its shares of Home common stock are voted at the Home special meeting by:

•	sending a notice of revocation to Home’s Corporate Secretary at 719 Harkrider Street, Suite, 100, Conway, Arkansas 72032 stating that you would like to revoke your proxy;

•	sending a completed proxy card bearing a later date than your original proxy card; or

•

attending the Home special meeting and voting in person if your shares of Home common stock are registered in your name rather than in the name of a broker, bank or other nominee, at your so request, although attendance at the special meeting will not by itself revoke a previously granted proxy.

If you choose the first two methods, the notice or later dated proxy card must be received no later than five days prior to the Home special meeting. If you have instructed a bank, broker or other nominee to vote your shares of Home common stock, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

Attending the Home Special Meeting

Subject to space availability, all Home shareholders as of the record date, or their duly appointed proxies, may attend the Home special meeting. To protect the health and safety of those attending the Annual Meeting in person, only shareholders as of the record date, or their duly appointed proxies, may attend the special meeting. Registration and seating will begin at 12:30 p.m. Central Time.

The Company asks that any shareholders who plan to attend the special meeting please contact our Director of Investor Relations, Donna Townsell, at (501) 328-4625 at least 24 hours prior to the meeting to register your attendance. Attendees will be required to wear protective face coverings and adhere to social distancing guidelines at all times and may be subject to health screening procedures, including a temperature check, upon entering the building. Seating may be limited to comply with applicable directives and guidelines from the Arkansas Department of Health and the Centers for Disease Control and Prevention and will be on a first-come, first-served basis.

If you hold your shares of Home common stock in your name as a shareholder of record and you wish to attend the Home special meeting, please bring your proxy and valid picture identification to the Home special meeting.

If your shares of Home common stock are held in “street name” in a stock brokerage account or by a bank or nominee and you wish to attend the Home special meeting, you need to bring a copy of a bank or brokerage statement to the Home special meeting reflecting your stock ownership as of the record date, along with a legal proxy, executed in your favor, from the broker, bank or other nominee that is the holder of record of your shares. You should also bring valid picture identification.

Proxy Solicitations

Home is soliciting proxies for the Home special meeting on behalf of the Home board of directors. Home will bear the cost of soliciting proxies from its shareholders. In addition to solicitation of proxies by mail, Home will request that banks, brokers, nominees and other record holders send proxies and proxy materials to the beneficial owners of Home common stock and secure their voting instructions. Home will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, Home may use its directors, officers or employees, who will not be specially compensated, to solicit proxies from Home shareholders, either personally or by telephone, facsimile, letter or electronic means. Home does not expect to pay any compensation for the solicitation of proxies.

Delivery of Proxy Materials To Shareholders Sharing an Address

As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to multiple shareholders of Home sharing an address unless Home has previously received contrary instructions from one or more such shareholders. This is referred to as “householding.” Shareholders who hold shares in “street name” can request further information on householding through their banks, brokers or other holders of record. On written or oral request to Corporate Secretary, 719 Harkrider Street, Suite 100, Conway, Arkansas 72032, Telephone No. (501) 328-4625, Home will deliver promptly a separate copy of this joint proxy statement/prospectus to a shareholder at a shared address to which a single copy of the document was delivered.

HOME PROPOSALS

Share Issuance Proposal

As discussed throughout this joint proxy statement/prospectus, Home is asking its shareholders to approve the Share Issuance Proposal. Holders of Home common stock should read carefully this joint proxy statement/prospectus in its entirety, including the appendices, for more detailed information concerning the Merger Agreement, the merger and the shares of Home common stock to be issued in connection with the merger. In particular, holders of Home common stock are directed to the Merger Agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus.

Home’s board of directors recommends a vote FOR the Share Issuance Proposal.

Number of Directors Proposal

As discussed above in this joint proxy statement/prospectus, Home is asking its shareholders to approve the Number of Directors Proposal to amend Home’s Articles of Incorporation to increase the maximum number of directors that may serve on Home’s board of directors to up to 17 persons, with the exact number of directors to be fixed from time to time by resolution of the board of directors or the shareholders at any annual or special meeting. If the Home shareholders approve the Number of Directors Proposal, Home’s board of directors intends to similarly amend Home’s Bylaws to allow for up to 17 directors, to fix the number of directors at 16 directors, effective upon the Effective Time of the merger, and following the completion of the merger, to appoint Happy’s Chairman, J. Pat Hickman, to serve as a member of the Home board of directors. Holders of Home common stock should read carefully the information in this joint proxy statement/prospectus under “Home Special Meeting of Shareholders” for more detailed information concerning the Number of Directors Proposal.

Home’s board of directors recommends a vote FOR the Number of Directors Proposal.

Adjournment Proposal

The Home special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Home special meeting to approve the Share Issuance Proposal.

If, at the Home special meeting, the number of shares of Home common stock present or represented and voting in favor of the Share Issuance Proposal is insufficient to approve the Share Issuance Proposal, Home intends to move to adjourn the Home special meeting in order to enable Home’s board of directors to solicit additional proxies for approval of the Share Issuance Proposal. In that event, Home will ask its shareholders to vote only upon the Home Adjournment Proposal, and not the Share Issuance Proposal.

In this proposal, Home is asking its shareholders to authorize the holder of any proxy solicited by Home’s board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Home special meeting to another time and place for the purpose of soliciting additional proxies. If the Home shareholders approve the Home Adjournment Proposal, Home could adjourn the Home special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Home shareholders who have previously voted.

Home’s board of directors recommends a vote FOR the Home Adjournment Proposal.

No Other Matters to Come Before the Home Special Meeting

No other matters will be brought before the Home special meeting.

HAPPY SPECIAL MEETING OF SHAREHOLDERS

Date, Time and Place of the Happy Special Meeting

The Happy special meeting will be held at Happy Bancshares, Inc., 701 S. Taylor, LB 120, Amarillo, Texas 79101 at 10:00 a.m. Central Time, on December 15, 2021. This joint proxy statement/prospectus and the enclosed form of proxy will be mailed to Happy’s shareholders entitled to vote at the Happy special meeting on or about November 15, 2021.

Purpose of Happy Special Meeting

At the Happy special meeting, Happy shareholders will be asked to consider and vote on the following matters:

1.	The Merger Proposal; and

2.	The Happy Adjournment Proposal.

Recommendation of Happy’s Board of Directors

Happy’s board of directors has determined that the merger is advisable and in the best interests of Happy and its shareholders and has approved the merger agreement. Happy’s board of directors recommends that you vote FOR the Merger Proposal and FOR the Happy Adjournment Proposal. See “The Merger—Recommendation of Happy’s Board of Directors and Reasons for the Merger” on page 46.

Happy Record Date and Quorum

Only holders of record of common stock at the close of business on November 8, 2021, the record date for the Happy special meeting, will be entitled to vote at the Happy special meeting.

At the close of business on the record date, Happy had approximately 19,412,518 shares of common stock outstanding and entitled to vote. Holders of record of shares of common stock of Happy on the record date are entitled to one vote per share at the Happy special meeting on all matters to be considered at the Happy special meeting.

A quorum of shareholders is necessary to validly hold the Happy special meeting. A majority of the shares outstanding of Happy on the record date, present in person or represented by proxy, including abstentions, will constitute a quorum to transact business at the Happy special meeting.

Required Vote

Merger Proposal: Approval of the Merger Proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Happy common stock entitled to vote on the proposal. Directors and officers owning or controlling approximately 12.03% of the shares of Happy common stock have agreed to vote to approve and adopt the merger agreement, subject to certain exceptions.

Happy Adjournment Proposal: Approval of the Happy Adjournment Proposal requires the affirmative vote of the holders of a majority of shares of Happy common stock present in person or represented by proxy and entitled to vote thereon, whether or not a quorum is present.

The inspector of elections appointed for the Happy special meeting will separately tabulate affirmative and negative votes, abstentions and broker non-votes for each proposal.

Effect of Abstentions

If a Happy shareholder indicates on their proxy card or voting instruction card that they wish to abstain from voting, these shares are considered present and entitled to vote at the meeting and will count toward determining whether or not a quorum is present. If a Happy shareholder does not vote by proxy or vote in person at the Happy special meeting, or if the shareholder marks the “abstain” box on the proxy card or voting instruction card:

•

it will have the same effect as a vote AGAINST the Merger Proposal (but will not constitute a vote against the approval of the merger agreement and the merger for purposes of exercising dissenters’ rights); but

•	it will have no effect on the Happy Adjournment Proposal.

Effect of Broker Non-Votes

Under stock exchange rules, banks, brokers, and other nominees who hold shares of Happy common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank, or other nominee that are represented at the Happy special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank, or other nominee holds your shares of Happy common stock in “street name,” your broker, bank, or other nominee will vote your shares of Happy common stock only if you provide instructions on how to vote by filling out the voting card sent to you by your broker, bank, or other nominee with this joint proxy statement/prospectus. Broker non-votes will be deemed present for Happy quorum purposes for all proposals to be voted on at the Happy special meeting. Happy broker non-votes:

•

will have the same effect as a vote AGAINST the Merger Proposal (but will not constitute a vote against the approval of the merger agreement and the merger for purposes of exercising dissenters’ rights); but

•	will have no effect on the Happy Adjournment Proposal.

Shares Held by Officers and Directors

As of November 1, 2021, the directors and executive officers of Happy and their affiliates beneficially owned approximately 2,600,890 shares of Happy common stock representing approximately 13.40% of the shares of Happy common stock outstanding on that date.

Voting of Proxies

If you are a shareholder of record of Happy, you may submit a proxy for the Happy special meeting by completing, signing, dating and returning the proxy card in the pre-addressed envelope provided if paper copies of the joint proxy statement/prospectus were provided to you. All proxies that are not revoked will be voted in accordance with the instructions on the proxy card. Properly executed and returned proxies that give no instructions as to how they should be voted on a particular proposal will be voted FOR that proposal, unless the shareholder has timely delivered to Happy written notice regarding a shareholder’s dissenters’ rights as provided under Subchapter H, Chapter 10, Title 1 of the TBOC. For more information on dissenters’ rights, please see the heading entitled “The Merger—Dissenters’ Rights” on page 40.

If you are a shareholder of record of Happy, you may also vote in person at the Happy special meeting.

If you hold Happy shares in broker street name, you may not vote in person at the Happy special meeting unless you obtain a signed proxy from the record holder giving you the right to vote such shares.

Revoking of Proxies

A Happy shareholder may revoke a proxy at any time before it is voted. A proxy may be revoked by: (1) signing and returning a proxy card with a later date, if such proxy card is received by Happy at least 5 days prior to the special meeting; (2) delivering a written revocation letter to Happy’s corporate secretary, if such revocation letter is received by Happy at least 5 days prior to the special meeting; (3) attending the Happy special meeting in person, notifying the corporate secretary, and voting by ballot at the special meeting; or (4) voting by telephone or the Internet at a later time.

Any shareholder entitled to vote in person at the Happy special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying Happy’s corporate secretary) of a shareholder at the Happy special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy card should be addressed to:

HAPPY BANCSHARES, INC.

701 S. Taylor, LB 120

Amarillo, Texas 79101

Attention: Corporate Secretary

If a Happy shareholder has instructed a broker, bank or nominee to vote his, her or its shares of common stock of Happy by executing a voting instruction card, the shareholder must follow the directions received from the broker, bank or nominee to change his, her or its instructions.

Solicitation of Proxies

Proxies are being solicited on behalf of the board of directors of Happy for use at the Happy special meeting. Happy will bear the costs and expenses of the delivery of soliciting proxies from you. After the original mailing of the notice and access related to the proxies and other soliciting materials, Home, Happy and/or their respective agents may also solicit proxies by mail, telephone, facsimile, email or in person. To assist in the solicitation of proxies, Happy has retained Georgeson LLC, for a fee of $6,500 plus reimbursement of certain costs and expenses incurred in connection with the solicitation and certain other fees, if incurred.

Attending the Happy Special Meeting

If you are a Happy shareholder as of the Happy record date, you may vote your shares in person at the Happy special meeting. Even if you currently plan to attend the Happy special meeting, it is recommended that you also submit your proxy as described below, so your vote will be counted if you later decide not to attend the Happy special meeting. If you submit your vote by proxy and later decide to vote at the Happy special meeting, the vote you submit at the Happy special meeting will override your proxy vote. If your shares of Happy common stock are held in “street name” by a bank, broker or other nominee, please follow the instructions on the voting instruction form provided by the record holder. “Street name” shareholders who wish to vote in person at the Happy special meeting will need to obtain a legal proxy from the institution that holds their shares.

Assistance

If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of Happy common stock, please contact Investor Relations, Happy Bancshares, Inc., 701 S. Taylor, LB 120, Amarillo, Texas 79101, 806-373-2265.

HAPPY PROPOSALS

Merger Proposal

As discussed throughout this joint proxy statement/prospectus, Happy is asking its shareholders to approve the Merger Proposal. Holders of Happy common stock should read carefully this joint proxy statement/prospectus in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. In particular, holders of Happy common stock are directed to the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus.

After careful consideration, the Happy board of directors determined that the merger is in the best interests of Happy and its shareholders. Please see “The Merger—Recommendation of Happy Board of Directors and Reasons for the Merger” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the Happy board of directors’ recommendation.

HAPPY’S BOARD OF DIRECTORS RECOMMENDS THAT HAPPY SHAREHOLDERS VOTE FOR THE MERGER PROPOSAL.

Happy Adjournment Proposal

The Happy special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Merger Proposal.

If, at the Happy special meeting, the number of shares of Happy common stock present or represented and voting in favor of the Merger Proposal is insufficient to approve such proposal, Happy intends to move to adjourn the Happy special meeting in order to solicit additional proxies for the adoption of the merger agreement. In accordance with the Subchapter H, Chapter 10, Title 1 of the TBOC, a vote to approve the proposal to adjourn the Happy special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Happy special meeting to approve the Merger Proposal may be taken in the absence of a quorum.

In this proposal, Happy is asking its shareholders to authorize the holder of any proxy solicited by the Happy board of directors on a discretionary basis to vote in favor of adjourning the Happy special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Happy shareholders who have previously voted.

HAPPY’S BOARD OF DIRECTORS RECOMMENDS THAT HAPPY SHAREHOLDERS VOTE FOR THE HAPPY ADJOURNMENT PROPOSAL.

CERTAIN INFORMATION CONCERNING HOME

Home is a Conway, Arkansas headquartered bank holding company registered under the federal Bank Holding Company Act of 1956. Home’s common stock is currently traded through The Nasdaq Global Select Market under the symbol “HOMB.” However, Home has determined to voluntarily withdraw the principal listing of its common stock from The Nasdaq Global Select Market and transfer the listing to the New York Stock Exchange. Home expects that the listing and trading of its common stock on Nasdaq will end at the market close on November 19, 2021, and trading will begin on the NYSE at the market open on November 22, 2021 under the symbol “HOMB.” Home is primarily engaged in providing a broad range of commercial and retail banking and related financial services to businesses, real estate developers and investors, individuals and municipalities through its wholly owned community bank subsidiary, Centennial Bank. Centennial Bank has locations in Arkansas, Florida, South Alabama and New York City.

Financial and other information relating to Home is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021, June 30, 2021, and September 30, 2021. Information regarding the names, ages, positions, and business backgrounds of the executive officers and directors of Home, as well as additional information, including executive compensation, beneficial ownership of Home securities, and certain relationships and related person transactions, is set forth in or incorporated by reference in Home’s 10-K and in its proxy statement for its 2021 annual meeting of shareholders. See “Documents Incorporated by Reference.”

None of Home’s directors or executive officers is a party to, or participates in, any Home plan, program or arrangement that provides such director or officer with any kind of compensation that is based on or otherwise relates to the completion of the merger.

CERTAIN INFORMATION CONCERNING HAPPY

HAPPY BANCSHARES, INC.

701 S. Taylor, LB 120

Amarillo, Texas 79101

Attention: Kayla Carpenter, EVP – Stockholder Relations

806-342-2417

Company Overview

Happy Bancshares, Inc. (“Happy”) is a Texas corporation formed in 1990 to facilitate the purchase of Happy State Bank (“HSB”), a Texas state bank. Happy is a registered bank holding company, headquartered in Amarillo, Texas, offering a broad range of financial products and services through HSB’s network of 62 branch locations and one loan production office in 45 communities throughout the Texas Panhandle, Hill Country and South Plains, and in Dallas, Fort Worth and Abilene, Texas, as well as numerous ATMs. Happy’s total assets, total deposits, total revenue and net income for each of the past three years are as follows:

	As of or for the Years Ended December 31,
	2020	2019	2018
		(In thousands)
Total assets	$5,640,931	$3,829,288	$3,446,381
Total deposits	4,685,660	3,040,314	2,813,600
Total revenue (net interest income plus non-interest income)	228,156	172,979	155,042
Net income	50,529	42,010	31,814

Happy State Bank operates bank branches that serve both rural and urban markets. Happy’s executive management team has combined banking experience of nearly 400 years. In addition, Happy’s executive management team has a deep knowledge of the markets in which HSB operates. HSB was formed in 1990 by an investor group led by J. Pat Hickman, HSB’s Chairman. Much of HSB’s growth has been organic – customers in HSB’s markets choosing to do business with HSB. Since 2003, the year immediately before HSB’s first major acquisition, through September 30, 2021, 64.6% of the growth in HSB’s deposits has been organic, both from opening de novo branches in new markets and from growing in the communities HSB serves.

For purposes of this section entitled “Certain Information Concerning Happy,” all references to the “Company,” “us,” “we” and “our” shall mean Happy Bancshares, Inc.

Acquisitions

Happy has been successful in engaging in acquisitions, attracting new customers and expanding new services to existing customers. The following summary provides additional details concerning our acquisitions during the previous five fiscal years.

Purchase of Locations from First Bank & Trust. On June 7, 2019, Happy purchased and assumed the operations of the Memphis, Matador, Turkey, and White Deer locations in the Texas Panhandle from First Bank & Trust of Seymour. Through this transaction, HSB assumed $39.0 million in deposits and acquired $1.2 million in loan, which resulted in goodwill of $238,000 being recorded.

Acquisition of First State Bank of Mobeetie. On January 24, 2020, the Company acquired First State Bank of Mobeetie, a Texas state banking association headquartered in Mobeetie, Texas. The transaction resulted in the Company acquiring two branches in the Texas Panhandle towns of Mobeetie and Wheeler. Through this transaction, HSB assumed $68.2 million in deposits and acquired $11.1 million in loans, which resulted in goodwill of $1.8 million being recorded.

Acquisition of Centennial Bank. On July 1, 2020, the Company merged with Centennial Bank, a privately-held bank headquartered in Lubbock, Texas. The Company acquired 100% of Centennial Bank’s outstanding stock. The fourteen branches included in the merger are located in the Texas South Plains (Hart, Lubbock, Plainview, Post, Slaton and Tulia) and the Central Texas Hill Country (Austin, Boerne, Fredericksburg, Kerrville and New Braunfels). Through this transaction, HSB assumed $858.0 million in deposits and acquired $611.3 million in loans, which resulted in goodwill of $75.6 million being recorded.

First Bank of Muleshoe. On February 19, 2021, the Company acquired First Bank of Muleshoe, a privately-held bank headquartered in Muleshoe, Texas. The branches included in the acquisition are located in the Texas Panhandle towns of Muleshoe, Bovina and Dimmitt. Through this transaction, HSB assumed $92.9 million in deposits and acquired $11.9 million in loans, which resulted in goodwill of $2.5 million being recorded.

First National Bank of Tahoka. On June 4, 2021, the Company acquired First National Bank of Tahoka, a privately-held bank headquartered in Tahoka, Texas. As a result of this acquisition, HSB added one branch in the Texas South Plains town of Tahoka. Through this transaction, HSB assumed $58.0 million in deposits and acquired $6.1 million in loans, which resulted in goodwill of $1.2 million being recorded.

For an additional discussion regarding these acquisitions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 13 “Acquisitions” in the Notes to Consolidated Financial Statements for the period ended September 30, 2021.

Community Banking Philosophy

Our community banking philosophy is based on our company’s mission: “Work hard, have fun, make money, while providing outstanding customer service, and honoring the Golden Rule.”

These principles, which make up our community banking philosophy, are the driving force for our business. As we integrate new acquisitions, we capitalize on the strong relationships that regional leadership and our local bank officers have in their respective communities to maintain and grow our business. Through experienced and empowered local bankers and key partner relationships, we are committed to maintaining a community banking experience for our customers.

Operating Goals

Our operating goals focus on the following:

•	Enhance the financial well-being of our customers.

•	Support the communities we serve.

•	Increase shareholder value.

•	Effectively manage our risks.

•	Respect and adhere to safety & soundness and compliance regulations.

Our Market Areas

As of September 30, 2021, Happy conducted business principally through 62 branches and one loan production office in 45 communities throughout the Texas Panhandle, the Texas South Plains, the Texas Hill Country, and the Dallas/Fort Worth Metroplex. Happy’ branch footprint includes markets in which we are the deposit market share leader as well as markets where we believe we have opportunities for deposit market share growth.

Lending Activities

We originate loans primarily secured by single and multi-family real estate, residential construction and commercial buildings. In addition, we make loans to small and medium-sized commercial businesses as well as to consumers for a variety of purposes.

Our loan portfolio as of December 31, 2020, was composed as follows:

	Total Loans Receivable	Percentage of portfolio
	(Dollars in thousands)
Commercial	$815,291	23%
Real estate:
Real estate - other	1,788,154	51%
Real estate 1-4 family	605,954	17%
Agriculture	260,174	7%
Consumer	37,553	1%

Total loans	$3,507,126	100%

Commercial. The commercial portfolio includes loans to commercial customers for use in financing working capital needs, equipment purchases and expansions. The loans in this category are repaid primarily from the cash flow of a borrower’s principal business operation. Credit risk in these loans is driven by creditworthiness of a borrower and the economic conditions that impact the cash flow stability from business operations. Energy loans are included in this sector.

Real Estate – Other. Primary categories in this real estate sector of the loan portfolio are commercial real estate, construction, ranch, farmland and land development.

Commercial real estate loans typically involve larger principal amounts, and repayment of these loans is generally dependent on cash flow generated from lease income of the property securing the loan or the business conducted on the property securing the loan. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Credit risk in these loans may be impacted by the creditworthiness of a borrower, property values and the local economies in the borrower’s market area.

Construction and land development real estate loans are usually based upon estimates of costs and estimated value of the completed project and include independent appraisal reviews and a financial analysis of the developers and property owners. Sources of repayment of these loans may include permanent loans, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are considered to be higher risk than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, general economic conditions and the availability of long-term financing. Credit risk in these loans may be impacted by the creditworthiness of a borrower, property values and the local economies in the borrower’s market area.

Real Estate – 1-4 Family. The residential real estate loans are generally secured by owner-occupied 1-4 family residences. Repayment of these loans is primarily dependent on the personal income and credit rating of the borrowers. Credit risk in these loans can be impacted by economic conditions within the borrower’s market areas that might impact either property values or a borrower’s personal income. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Agriculture. Agricultural loans are subject to underwriting standards and processes similar to commercial loans. These agricultural loans are based primarily on the underlying collateral provided by the borrower. Most agricultural loans are secured by the agriculture-related assets being financed, such as cattle or equipment, and include personal guarantees.

Consumer. The consumer loan portfolio consists of various term and line of credit loans such as automobile loans and loans for other personal purposes. Repayment for these types of loans will come from a borrower’s income sources that are typically independent of the loan purpose. Credit risk is driven by consumer economic factors such as unemployment and general economic conditions in the Company’s market areas and the creditworthiness of a borrower.

Paycheck Protection Program. On March 27, 2020, the CARES Act was passed by Congress and signed into law in response to the initial economic impacts of the COVID-19 pandemic. The CARES Act included an allocation for loans to be issued by financial institutions through the Small Business Administration (“SBA”) through a program known as the Paycheck Protection Program (“PPP”). On April 24, 2020, the Paycheck Protection Program and Health Care Enhancement Act authorized additional funds under the CARES Act for PPP loans to be issued by financial institutions through the SBA. PPP loans are forgivable, in whole or in part, so long as employee and compensation levels of the borrower are maintained, and the proceeds are used for payroll and other permitted purposes in accordance with the requirements of the PPP. These loans carry a fixed rate of 1.00% and a term of two years, if not forgiven, in whole or in part. Payments are deferred for the first six months of the loan. The loans are 100% guaranteed by the SBA. The SBA pays the originating bank a processing fee ranging from 1.00% to 5.00%, based on the size of the loan. Our participation in the PPP has been composed largely of making commercial and industrial loans to qualified borrowers.

Credit Risks. The principal economic risk associated with each category of the loans that we make is the creditworthiness of the borrower and the ability of the borrower to repay the loan. General economic conditions and the strength of the services and retail market segments affect borrower creditworthiness. General factors affecting a commercial borrower’s ability to repay include interest rates, inflation and the demand for the commercial borrower’s products and services as well as other factors affecting a borrower’s customers, suppliers and employees.

Risks associated with real estate loans also include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates, and in the case of commercial borrowers, the quality of the borrower’s management. Consumer loan repayments depend upon the borrower’s financial stability and are more likely to be adversely affected by divorce, job loss, illness and other personal hardships.

Lending Policies. Happy State Bank has established common loan policy and procedures which govern all lending activities.

The Board of Directors annually approves lending policies. Any changes to policy are approved by the Board of Directors. All lending activities are under the general supervision of the Executive Lending Officers of HSB. These Executive Lending Officers are responsible for policy compliance and portfolio quality and also provide guidance concerning credit and workout decisions, including the interpretation and application of policy.

Procedures are largely governed by HSB’s lending authorities and HSB’s loan committees along with HSB’s documentation requirements, financial reporting requirements, and underwriting guidelines specific to the type of loan contemplated. When and where appropriate the Lending Authorities and Committee Structures are augmented with general guidelines to improve communication, efficiency and clarity in Lending Process.

Every loan is required to have a specific repayment plan agreed upon by the loan officer and the borrower at the note’s origination or renewal. The borrower should be capable of providing both a primary and secondary source of repayment.

There are legal restrictions on the dollar amount of loans available for each lending relationship.

The Texas Banking Code provides that no loan relationship may exceed 25% of a bank’s risk-based capital, and we are in compliance with this restriction. In addition, we are not dependent upon any single lending relationship for an amount exceeding 10% of our revenues. As of December 31, 2020, the maximum amount outstanding to a single borrower was $40.8 million.

Under most circumstances, for profit business loans require the 100% unlimited joint and several guarantee of any principal owning more than 25% of the enterprise. At every approval level, Account Officers, and Committees are to ensure that the guaranty actually provides support to the credit.

The Board of Directors and Management recognize that the lending of money is a charter responsibility that involves a degree of business risk. Happy State Bank is willing to undertake reasonable risks, however, earnings pressure alone will never be permitted to outweigh sound lending practices.

Loan Approval Procedures. Happy State Bank’s loan approval procedures are as follows:

•

Individual Authorities: Bank Management of Happy State Bank (HSB) establishes the authorization levels for individual loan officers on a case-by-case basis. Generally, the more experienced a loan officer, the higher the authorization level. These levels are ratified by HSB’s Board of Directors on an annual basis. The approval authority for individual loan officers ranges from $25,000 to $750,000 aggregate for secured loans and from $5,000 to $750,000 aggregate for unsecured loans. Any loan with a policy exception will require concurrence from a Regional Chairman or an Executive Lending Officer.

•

Regional Chairman Authority: Each geographical region of Happy State Bank has at least one designated Regional Chairman that possesses an elevated authorization level in order to provide concurrent loan approvals. The Regional Chairmen can approve new or renewal loans up to $500,000, regardless of aggregate debt. If the Regional Chairman is the originating officer and the aggregate debt exceeds their authorization level, the loan is to be submitted to an Executive Lending Officer for approval. Additional approval from the Special Assets team is also needed for criticized or classified loans. The approval authority for Regional Chairmen ranges from $1,000,000 to $2,000,000 aggregate for both secured and unsecured loans.

•

Senior Credit Officer Authority: HSB’s Senior Credit Officer can approve new loan requests or renewals up to $1,000,000 regardless of aggregate debt. The approval authority for the Senior Credit Officer is $3,000,000 aggregate for both secured and unsecured loans.

•

Executive Lending Officer Authority: HSB’s Executive Lending Officers can individually approve new loan requests or renewals up to $1,000,000 regardless of aggregate debt. The approval authority for the Executive Lending Officers is $5,000,000 aggregate for both secured and unsecured loans. Additionally, two Executive Lending Officers can together approve up to $10,000,000 aggregate debt.

•

Executive Loan Committee Authority: Credits in excess of the aforementioned authorities are submitted to one of HSB’s Executive Loan Committees. Executive Loan Committee members consist of HSB loan officers with expertise in that segment of lending, as well as the Senior Credit Officer. The Executive Loan Committees are chaired by the Senior Lending Officer and generally, these committees are co-chaired by a Regional Chairman or the Senior Corporate Banking Officer. The Executive Loan Committees have approval authority of up to $20,000,000 aggregate for both secured and unsecured loans.

•

Super Executive Committee Authority: Once reviewed by an Executive Loan Committee, credits in excess of $20,000,000 are submitted to HSB’s Super Executive Committee. Super Executive Committee members consist of HSB’s President & CEO, Executive Lending Officers, Senior Credit Officer, and Regional Chairmen. This committee is chaired by the Senior Lending Officer and co-chaired by the Senior Corporate Banking Officer. Super Executive Committee has approval authority of up to $40,000,000 aggregate for both secured and unsecured loans.

•

Directors Loan Committee Authority: The board of Directors of Happy State Bank established the Directors Loan Committee, which consists of at least four directors (i.e., non-employees), approved annually by the Board. The committee is chaired by the Senior Lending Officer. The committee requires 50% or more of the number of members in order to establish a quorum. The Directors Loan Committee has approval authority for aggregate loan relationships exceeding HSB’s in-house lending limit (currently $40,000,000) and up to HSB’s legal lending limit.

Deposits and Other Sources of Funds

Our principal source of funds for loans and investing in securities is core deposits. We offer a wide range of deposit services, including checking, savings, money market accounts and certificates of deposit. We obtain most of our deposits from individuals, small businesses, and municipalities in our market areas. We believe that the rates we offer for core deposits are competitive with those offered by other financial institutions in our market areas. Additionally, our policy also permits the acceptance of brokered deposits. Secondary sources of funding include advances from the Federal Home Loan Bank of Dallas, the Federal Reserve Bank Discount Window and other borrowings. These secondary sources enable us to borrow funds at rates and terms which, at times, are more beneficial to us.

Other Services

Given customer demand for increased convenience and account access, we offer a range of products and services, including 24-hour internet banking, mobile banking and voice response information, cash management, overdraft protection, direct deposit, safe deposit boxes, and automatic account transfers. We earn fees for most of these services. We also receive ATM transaction fees from transactions performed by our customers participating in a shared network of automated teller machines and a debit card system that our customers can use throughout the United States, as well as in other countries.

Happy State Bank also operates a corporate trust division as a non-depository branch which operates under the name “GoldStar Trust Company” (“GST”). GST serves in a fiduciary capacity as a trustee, paying agent, and registrar for church bond issuances, serves as a custodian for self-directed Individual Retirement Accounts (“IRAs”), and performs other fiduciary and non-fiduciary functions. The GST business line started in 2004, when Happy State Bank acquired the corporate trust assets of Colonial Trust Company (“Colonial”) in Phoenix,

Arizona. Colonial primarily served as trustee, paying agent, and registrar for churches (and other non-profit companies) for various bond issues throughout the United States and as a custodian for self-directed IRAs that primarily held these bonds. In 2006, the bank acquired the trust assets of American Church Trust Company (“ACT”) in Houston. ACT was also involved in church bonds and self-directed IRAs, but included precious metals as a primary investment held within the IRAs.

Competition

As of September 30, 2021, we conducted business through 62 branches and one loan production office in our primary market areas throughout the Texas Panhandle, Hill Country and South Plains, and in Dallas, Fort Worth and Abilene, Texas. In addition, we provide various trust services to consumer and commercial customers throughout the United States. Many other commercial banks, savings institutions and credit unions have offices in our primary market areas. These institutions include many of the largest banks operating in our state, including some of the largest banks in the country. Many of our competitors serve the same counties we do. Our competitors often have greater resources, have broader geographic markets, have higher lending limits, offer various services that we may not currently offer and may better afford and make broader use of media advertising, support services and electronic technology than we do. To offset these competitive disadvantages, we depend on our reputation as having greater personal service, consistency, and flexibility and the ability to make credit and other business decisions quickly.

Human Capital Resources

General. Our community banking philosophy relies heavily on the personal relationships and the quality of service provided by employees. We rely on experienced bankers and community bank boards who are empowered to make customer-related decisions quickly. Experienced and empowered local bankers and board members facilitate our commitment to provide exceptional service and develop strong customer relationships. At the local level, we have preserved lending authority by using local loan committees that maintain an integral connection to the communities we serve, which allows us to capitalize on the strong relationships that these individuals and our local bank officers have in their respective communities to maintain and grow our business. Accordingly, we aim to attract, develop and retain employees who can drive financial and strategic growth objectives and build long-term shareholder value while executing our community banking philosophy.

On December 31, 2020, we had 893 full-time equivalent employees. Except for any additional employees acquired in future acquisitions, we expect that our 2021 staffing levels will be slightly higher than those at year end 2020 to meet increased requirements resulting from organic asset growth. We consider our employee relations to be good, and we have no collective bargaining agreements with any employees.

In managing the Company’s business, management focuses on various human capital measures and objectives designed to address the development, attraction and retention of personnel. These include competitive compensation and benefits, paid time off, an employee retirement plan, bonus and other incentive compensation plans, modern equipment and support, leadership development and professional development as well as those benefits described below.

Diversity and Inclusion. We seek to recognize the unique contribution each individual brings to the Company, and we understand the associated value that comes with a diverse workforce. We strive to offer an inclusive environment where employees from all backgrounds can succeed. As of December 31, 2020, 66% of our employees were women and 30% of our employees identify as a person of color. Further, as of December 31, 2020, 16% of the Company’s leadership positions were held by women.

Employee Safety and Health. The health and well-being of our employees is a priority for our business. Our full-time officers and employees are provided hospitalization and major medical insurance. We pay a substantial part of the premiums for these coverages. We also provide other basic insurance coverage including dental, life, and long-term disability insurance.

In response to COVID-19, to support the health and well-being of our employees, we continue to support working remotely. To equip employees to work remotely, we deployed webcams and laptops to personnel. Beyond these efforts to support working remotely, departments were spread out to adhere to social distancing guidelines and personal protection equipment in the form of gloves, masks and hand sanitizer were routinely delivered to all of our banking facilities. In addition, all employees who were required or mandated to be quarantined or who chose to self-quarantine due to exposure received emergency paid time off. In the event of a daycare or school closing and the employee needed to care for their children or legal dependent(s), employees were authorized to utilize a telework arrangement, an alternative work schedule or emergency paid time off.

Supervision and Regulation General

We and our bank subsidiary are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of our company and its operations. These laws generally are intended to protect depositors, the deposit insurance fund of the Federal Deposit Insurance Corporation (“FDIC”) and the banking system as a whole, and not shareholders.

The following discussion describes the material elements of the regulatory framework that applies to us. This description is qualified in its entirety by reference to the full text of the statutes, regulations and policies that are described. Also, such statutes, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies. A change in statutes, regulations or regulatory policies applicable to us and our subsidiaries could have a material effect on our business, financial condition and results of operations.

Financial Regulatory Reform

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) made extensive changes in the regulation of financial institutions and their holding companies. The Dodd-Frank Act contains a comprehensive set of provisions designed to govern the practices and oversight of financial institutions and other participants in the financial markets. Some of these provisions are described in more detail below. Many provisions of the Dodd-Frank Act have delayed effective dates, and the legislation requires various federal agencies to adopt a broad range of new rules and regulations, some of which have not yet been issued in final form. We expect our operating and compliance costs to continue to increase as a result of the Dodd-Frank Act and implementing its regulations.

Happy Bancshares, Inc.

We are a bank holding company registered under the federal Bank Holding Company Act of 1956 (the “Bank Holding Company Act”) and are subject to supervision, regulation and examination by the Federal Reserve Board. The Bank Holding Company Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Acquisitions of Banks. The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve Board’s prior approval before:

•

acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares;

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.

Permitted Activities. A bank holding company is generally permitted under the Bank Holding Company Act to engage in or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in the following activities:

•	banking or managing or controlling banks; and

•	any activity that the Federal Reserve Board determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve Board has found to be so closely related to banking as to be a proper incident to the business of banking include but are not limited to: factoring accounts receivable; making, acquiring, brokering or servicing loans and usual related activities; leasing personal or real property; operating a non-bank depository institution, such as a savings association; trust company functions; financial and investment advisory activities; conducting securities brokerage activities; underwriting and dealing in government obligations and money market instruments; providing specified management consulting and counseling activities; performing selected data processing services and support services; acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and performing selected insurance underwriting activities.

Support of Subsidiary Institutions. Under the Dodd-Frank Act, we are required to act as a source of financial strength for our bank subsidiary and to commit resources to support the bank. Under current federal law, the Federal Reserve may require us to make capital injections into our bank subsidiary and may charge us with engaging in unsafe and unsound practices if we fail to commit resources to our bank subsidiary or if we undertake actions that the Federal Reserve believes might jeopardize our ability to commit resources to the bank. As a result, an obligation to support our bank subsidiary may be required at times when, without this requirement, we might not be inclined to provide it.

Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve Board’s Regulation Y, for example, generally requires a holding company to give the Federal Reserve Board prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve Board may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. Depending upon the circumstances, the Federal Reserve Board could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The Federal Reserve Board has broad authority to prohibit activities of bank holding companies and their non-banking subsidiaries which represent unsafe and unsound banking practices, or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as approximately $2 million for each day the activity continues.

Annual Reporting; Examinations. We are required to file annual reports with the Federal Reserve Board, and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may examine a bank holding company or any of its subsidiaries and charge the company for the cost of such examination.

Capital Adequacy Requirements. The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies having $500 million or more in assets on a consolidated basis. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a “risk-weighted” asset base. The guidelines in effect as of September 30, 2021 require a minimum total risk-based capital ratio of 8.0% (of which at least 6.0% is required to consist of Tier 1 capital elements) and a total risk-based capital ratio of at least 10% (of which at least 8.0% is required to consist of Tier 1 capital elements) to be “well-capitalized.” Total capital is the sum of Tier 1 and Tier 2 capital. As of September 30, 2021, our Tier 1 risk-based capital ratio was 13.1% and our total risk-based capital ratio was 17.2%. Thus, as of September 30, 2021, we are considered well-capitalized for regulatory purposes.

In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company’s Tier 1 capital divided by its average total consolidated assets. Certain highly-rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies are required to maintain a leverage ratio of at least 4.0%. Well-capitalized is a leverage ratio in excess of 5%. As of September 30, 2021, our leverage ratio was 9.2%.

The federal banking agencies’ risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions, substantially above the minimum supervisory levels, without significant reliance on intangible assets. The Dodd-Frank Act includes certain provisions concerning the capital regulations of the federal banking agencies. These provisions, often referred to as the “Collins Amendment,” are intended to subject bank holding companies to the same capital requirements as their bank subsidiaries and to eliminate or significantly reduce the use of hybrid capital instruments, especially trust preferred securities, as regulatory capital. Under the Collins Amendment, trust preferred securities issued before May 19, 2010 by a company, with total consolidated assets of less than $15 billion as of December 31, 2009, and treated as regulatory capital are grandfathered, but any such securities issued later are not eligible as regulatory capital. The Collins Amendment requires banking regulators to develop regulations setting minimum risk-based and leverage capital requirements for holding companies and banks on a consolidated basis that are no less stringent than the generally applicable requirements in effect for depository institutions under the prompt corrective action regulations discussed below. The banking regulators also must seek to make capital standards countercyclical so that the required levels of capital increase in times of economic expansion and decrease in times of economic contraction.

In July 2013, the Federal Reserve Board and the other federal bank regulatory agencies issued a final rule to revise their risk-based and leverage capital requirements and their method for calculating risk-weighted assets to make them consistent with the agreements that were reached by the Basel Committee on Banking Supervision in “Basel III: A Global Regulatory Framework for More Resilient Banks and Banking Systems” (“Basel III”) and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions, bank holding companies with total consolidated assets of $500 million or more and savings and loan holding companies (collectively, “banking organizations”). Among other things, the rule established a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets) and a higher minimum Tier 1 risk-based capital requirement (6% of risk-weighted assets) and assigns higher risk weightings (150%) to exposures that are more than 90 days past due or are on non-accrual status and certain commercial real estate facilities that finance the acquisition, development or construction of real property. As of September 30, 2021, the Company’s common equity Tier 1 capital ratio was 12.6%.

The final rule permanently grandfathers trust preferred securities and other non-qualifying capital instruments that were issued and outstanding as of May 19, 2010 in the Tier 1 capital of bank holding companies with total consolidated assets of less than $15 billion as of December 31, 2009. The rule phases out of Tier 1 capital these non-qualifying capital instruments issued before May 19, 2010 by all other bank holding companies. Because our total consolidated assets were less than $15 billion as of December 31, 2009, our outstanding trust preferred securities continue to be treated as Tier 1 capital.

The final rule also limits a banking organization’s capital distributions and certain discretionary bonus payments if the banking organization does not hold a “capital conservation buffer” of 2.5% of common equity Tier 1 capital to risk-weighted assets, which is in addition to the amount necessary to meet its minimum risk-based capital requirements. The final rule became effective for the Company and our bank subsidiary on January 1, 2015. The capital conservation buffer requirement began being phased in on January 1, 2016, and the full capital conservation buffer requirement became effective January 1, 2019. As of September 30, 2021, our capital conservation buffer was 7.1%.

Liquidity Requirements. Historically, the regulation and monitoring of bank and bank holding company liquidity has been addressed as a supervisory matter, without minimum required formulaic measures. The Basel III liquidity framework requires banks and bank holding companies to measure their liquidity against specific liquidity tests that, although similar in some respects to liquidity measures historically applied by banks and regulators for management and supervisory purposes, going forward would be required by regulation. One test, referred to as the liquidity coverage ratio, is designed to ensure that the banking entity maintains an adequate level of unencumbered high-quality liquid assets equal to the entity’s expected net cash outflow for a 30-day time horizon (or, if greater, 25% of its expected total cash outflow) under an acute liquidity stress scenario. The other test, referred to as the net stable funding ratio, is designed to promote more medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. These requirements are expected to incent banking entities to increase their holdings of U.S. Treasury securities and other sovereign debt as a component of assets and increase the use of long-term debt as a funding source. The federal banking agencies have not determined to what extent they will apply to U.S. banks that are not large, internationally active banks.

Payment of Dividends. We are a legal entity separate and distinct from our bank subsidiary and other affiliated entities. The principal sources of our cash flow, including cash flow to pay dividends, if any, to our shareholders, are dividends that our bank subsidiary pays to us as its sole shareholder. Statutory and regulatory limitations apply to the dividends that our bank subsidiary can pay to us, as well as to the dividends we can pay to our shareholders.

The policy of the Federal Reserve Board that a bank holding company should serve as a source of strength to its subsidiary bank also results in the position of the Federal Reserve Board that a bank holding company should not maintain a level of cash dividends to its shareholders that places undue pressure on the capital of its bank subsidiary or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company’s ability to serve as such a source of strength. Our ability to pay dividends is also subject to the provisions of Texas law.

There are certain limitations on the payment of dividends by our bank subsidiary. Happy State Bank, which is subject to Texas banking laws, may not declare or pay a dividend without the prior approval of the Texas Department of Banking Commissioner. In addition, the FDIC further limits the ability to pay dividends if the bank would be undercapitalized after the payment of such dividend. Although we have not historically paid quarterly dividends on our common stock, there are no assurances that we would be able to pay dividends in the future under the applicable regulatory limitations.

The payment of dividends by us, or by our bank subsidiary, may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under FDICIA, a depository institution may not pay any dividend if payment would result in the depository institution being undercapitalized.

Subsidiary Bank

General. Our bank subsidiary, Happy State Bank, is chartered as a Texas state bank and is not a member of the Federal Reserve System, and it is primarily subject to regulation and supervision by both the Federal Deposit Insurance Corporation and the Texas Department of Banking. In addition, our bank subsidiary is subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that they may charge, and limitations on the types of investments they may make and on the types of services they may offer. Various consumer laws and regulations also affect the operations of our bank subsidiary.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) in which all institutions are placed. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. The federal banking agencies have specified by regulation the relevant capital level for each category.

An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

The Basel III final rule issued by the federal bank regulatory agencies in July 2013 amended the prompt corrective action rules to incorporate a common equity Tier 1 capital requirement and to raise the capital requirements for certain capital categories. These rules became effective as of January 1, 2015. In order to be adequately capitalized for purposes of the prompt corrective action rules, a banking organization is required to have at least an 8% total risk-based capital ratio, a 6% Tier 1 risk-based capital ratio, a 4.5% common equity Tier 1 risk-based capital ratio and a 4% Tier 1 leverage ratio. To be well-capitalized, a banking organization is required to have at least a 10% total risk-based capital ratio, an 8% Tier 1 risk-based capital ratio, a 6.5% common equity Tier 1 risk-based capital ratio and a 5% Tier 1 leverage ratio.

Deposit Insurance and Assessments. Happy State Bank’s deposit accounts are insured up to applicable limits by the FDIC’s Deposit Insurance Fund (“DIF”). The Dodd-Frank Act permanently increased the deposit coverage limit to $250,000 per depositor retroactive to January 1, 2008.

The FDIC imposes an assessment against institutions for deposit insurance. This assessment is based primarily on the risk category of the institution and certain risk adjustments specified by the FDIC, with riskier institutions paying higher assessments. Under the FDIC’s risk-based assessment system, insured institutions are assessed on the basis of a scoring system that combines the institution’s regulatory ratings and certain financial measures. The scoring system assesses risk measures to produce two scores, a performance score and a loss severity score, that will be combined and converted to an initial assessment rate. The performance score measures an institution’s financial performance and its ability to withstand stress. The loss severity score quantifies the relative magnitude of potential losses to the FDIC in the event of an institution’s failure. Once the performance and loss severity scores are calculated, these scores will be converted to a total score. The FDIC has the authority to raise or lower assessment rates, subject to limits, and to impose special additional assessments.

In 2011, the FDIC approved a final rule implementing changes to the deposit insurance assessment system, as authorized by the Dodd-Frank Act, which, among other things, changed the assessment base for insured depository institutions from adjusted domestic deposits to the institution’s average consolidated total assets during an assessment period less average tangible equity capital (Tier 1 capital) during that period. The rule revised the assessment rate schedule so that it ranges from 2.5 basis points for the least risky institutions to 45 basis points for the riskiest institutions. The rule also suspended indefinitely the requirement of the FDIC to pay dividends from the DIF when it reaches 1.5% of insured deposits. In lieu of the dividends, the FDIC adopted progressively lower assessment rate schedules when the reserve ratio exceeds 1.15%, 2.0% and 2.5%, respectively. The designated reserve ratio (“DRR”) exceeded 1.15% as of June 30, 2016. As a result, the base deposit insurance rates now range from (i) 1.5 to 30 basis points of an institution’s assessment base for small banks and (ii) 1.5 to 40 basis points for institutions with an assessment base of over $10 billion.

The FDIC has historically imposed special additional assessments on depository institutions from time to time in order to bolster deposit insurance funds. Starting the quarter after the DRR surpassed 1.15% in 2016 and ending October 1, 2018, when the DRR reached 1.35%, insured institutions with an assessment base (total assets less tangible capital) of over $10 billion were required to pay surcharge insurance assessments at an annual rate of 4.5 basis points of their assessment base. In addition, for many years, all institutions with deposits insured by the FDIC were required to pay quarterly assessments to fund interest payments on bonds issued by the Financing Corporation, a mixed-ownership government corporation established as a financing vehicle to recapitalize the former Federal Savings & Loan Insurance Corporation. The final series of these bonds matured in September 2019, and the final assessment was collected in the first quarter of 2019.

Under the Federal Deposit Insurance Act, as amended, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Community Reinvestment Act. The Community Reinvestment Act requires, in connection with examinations of financial institutions, that federal banking regulators evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on our bank subsidiary. Additionally, we must publicly disclose the terms of various Community Reinvestment Act-related agreements. Our bank subsidiary received an “outstanding” CRA rating from the Federal Reserve Bank during its last exam as published in our bank’s CRA Public Evaluation.

Capital Requirements. Our bank subsidiary is also subject to certain restrictions on the payment of dividends as a result of the requirement that it maintain adequate levels of capital in accordance with guidelines promulgated from time to time by applicable regulators. The regulating agencies consider a bank’s capital levels when taking action on various types of applications and when conducting supervisory activities related to the safety and soundness of individual banks and the banking system. The Federal Reserve Bank monitors the capital adequacy of our bank subsidiary by using a combination of risk-based guidelines and leverage ratios.

The FDIC Improvement Act. The Federal Deposit Insurance Corporation Improvement Act of 1991, or “FDICIA,” made a number of reforms addressing the safety and soundness of the deposit insurance system, supervision of domestic and foreign depository institutions, and improvement of accounting standards. This statute also limited deposit insurance coverage, implemented changes in consumer protection laws and provided for least-cost resolution and prompt regulatory action with regard to troubled institutions.

FDICIA requires every bank with total assets in excess of $500 million to have an annual independent audit made of the bank’s financial statements by an independent public accountant to verify that the financial statements of the bank are presented fairly and in accordance with generally accepted accounting principles and comply with such other disclosure requirements as prescribed by the FDIC. FDICIA also places certain restrictions on activities of banks depending on their level of capital.

The capital classification of a bank affects the frequency of examinations of the bank and impacts the ability of the bank to engage in certain activities and affects the deposit insurance premiums paid by such bank. Under FDICIA, the federal banking regulators are required to conduct a full-scope, on-site examination of every bank at least once every 12 months.

Brokered Deposits. Under FDICIA, banks may be restricted in their ability to accept brokered deposits, depending on their capital classification. “Well-capitalized” banks are permitted to accept brokered deposits, but banks that are not well-capitalized are not permitted to accept such deposits. The FDIC may, on a case-by-case basis, permit banks that are adequately capitalized to accept brokered deposits if the FDIC determines that acceptance of such deposits would not constitute an unsafe or unsound banking practice with respect to the bank. The EGRRCPA enacted in May 2018 provides that most reciprocal deposits are no longer treated as brokered deposits.

Federal Home Loan Bank System. The Federal Home Loan Bank (“FHLB”) system, of which our bank subsidiary is a member, consists of regional FHLBs governed and regulated by the Federal Housing Finance Agency, or FHFA. The FHLBs serve as reserve or credit facilities for member institutions within their assigned regions. They are funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB system. They make loans (i.e., advances) to members in accordance with policies and procedures established by the FHLB and the boards of directors of each regional FHLB.

As a system member, our bank subsidiary is entitled to borrow from the FHLB of its region and is required to own a certain amount of capital stock in the FHLB. Our bank subsidiary is in compliance with the stock ownership rules with respect to such advances, commitments and letters of credit and home mortgage loans and similar obligations. All loans, advances and other extensions of credit made by the FHLB to our bank subsidiary are secured by a portion of its respective loan portfolio, certain other investments and the capital stock of the FHLB held by such bank.

Federal Reserve System. In January 2019, the Federal Open Market Committee announced its intention to implement monetary policy in an ample reserves regime. Reserve requirements do not play a significant role in this operating framework. In light of the shift to an ample reserves regime, the Federal Reserve reduced the reserve requirement ratios to zero percent effective on March 26, 2020. As a result, HSB is no longer required to maintain required reserve balance with either the FRB or in the form of cash on hand.

Concentrated Commercial Real Estate Lending Regulations. The federal banking agencies, including the FDIC, have promulgated guidance governing financial institutions with concentrations in commercial real estate lending, which was re-emphasized in December 2015. The guidance provides that a bank has a concentration in commercial real estate lending if (1) total reported loans for construction, land development and other land represent 100% or more of total capital or (2) total reported loans secured by multifamily and non-farm residential properties and loans for construction, land development and other land represent 300% or more of total capital and the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. Owner occupied loans are excluded from this second category. If a concentration is present, management must employ heightened risk management practices that address the following key elements: including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending.

Mortgage Banking Operations. Our bank subsidiary is subject to the rules and regulations of FHA and VA with respect to originating, processing, selling and servicing mortgage loans. Those rules and regulations, among other things, prohibit discrimination and establish underwriting guidelines which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts.

Consumer Financial Protection. Our bank subsidiary is subject to a number of federal and state consumer protection laws that extensively govern its relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act and these laws’ respective state-law counterparts, as well as state usury laws and laws regarding unfair and deceptive acts and practices. These and other federal laws, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices, restrict the bank’s ability to raise interest rates and subject the bank to substantial regulatory oversight. Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys’ fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which our bank subsidiary operates and civil money penalties. Failure to comply with consumer protection requirements may also result in our bank subsidiary’s failure to obtain any required bank regulatory approval for merger or acquisition transactions the bank may wish to pursue or its prohibition from engaging in such transactions even if approval is not required.

Loans to One Borrower. Our bank subsidiary generally may not make loans or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be loaned, up to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. As of September 30, 2021, our bank subsidiary was in compliance with the loans-to-one-borrower limitations.

Prohibitions Against Tying Arrangements. Under Regulation Y, our bank subsidiary is prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Restrictions on Transactions with Affiliates. We and our bank subsidiary are subject to Section 23A of the Federal Reserve Act. In general, Section 23A imposes limits on the amount of transactions between HSB and its affiliates and requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to affiliates which are collateralized by the securities or obligations of HSB or its nonbanking affiliates. An affiliate of a bank is generally any company or entity that controls, is controlled by, or is under common control with the bank.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain other transactions between HSB and its affiliates be on terms substantially the same, or at least as favorable to HSB, as those prevailing at that time for comparable transactions with or involving other non-affiliated persons.

Sections 22(g) and (h) of the Federal Reserve Act and its implementing regulation, Regulation O, also place restrictions on loans by a bank to executive officers, directors, and principal shareholders. Under Section 22(h), loans to a director, an executive officer and to a greater than 10% shareholder of a bank and certain of their related interests, or insiders, and insiders of affiliates, may not exceed, together with all other outstanding loans to such person and related interests, the bank’s loans-to-one-borrower limit. Section 22(h) also requires that loans to insiders and to insiders of affiliates be made on terms substantially the same as offered in comparable transactions to other persons, unless the loans are made pursuant to a benefit or compensation program that (i) is widely available to employees of the bank and (ii) does not give preference to insiders over other employees of the bank. In addition, Section 22(h) requires prior board of director’s approval for certain loans, and the aggregate amount of extensions of credit by a bank to all insiders cannot exceed the institution’s unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers.

The Volcker Rule. The Dodd-Frank Act prohibits banks and their affiliates from engaging in proprietary trading and investing in and sponsoring hedge funds and private equity funds. The statutory provision is commonly called the “Volcker Rule.” In December 2013, federal regulators adopted final rules to implement the Volcker Rule that generally became effective in July 2015. The Volcker Rule also requires covered banking entities, including us and our bank subsidiary, to implement certain compliance programs, and the complexity and rigor of such programs is determined based on the asset size and complexity of the business of the covered company. Since neither we nor our bank subsidiary engages in the types of trading or investing covered by the Volcker Rule, the Volcker Rule does not currently have any effect on our or our bank subsidiary’s operations.

Privacy. Under the Gramm-Leach-Bliley Act, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. We and our subsidiary have established policies and procedures to assure our compliance with all privacy provisions of the Gramm-Leach-Bliley Act.

We are also subject to various regulatory guidance as updated from time to time and implemented by the Federal Financial Institutions Examinations Council (the “FFIEC”), an interagency body of the FDIC, the OCC, the Federal Reserve, the National Credit Union Administration and various state regulatory authorities. The FFIEC has provided guidance in areas such as data privacy, disaster recovery, information security, and third-party vendor management to identify potential risks related to our services that could adversely affect our customers. In addition, lawmakers, regulators and the public are increasingly focused on the use of personal information and efforts to strengthen data protection, information security and consumer and personal privacy. The law in these areas continues to develop, and we expect regulation in these areas to continue to increase.

Anti-Terrorism and Anti-Money Laundering Legislation. Our bank subsidiary is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”), the Bank Secrecy Act (“BSA”) and rules and regulations of the Office of Foreign Assets Control (the “OFAC”). These statutes and related rules and regulations impose requirements and limitations on specific financial transactions and account relationships intended to guard against money laundering, terrorism financing and transactions with designated foreign countries, nationals and others on whom the United States has imposed economic sanctions. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required.

As part of our bank subsidiary’s anti-money laundering (“AML”) program, we are required to designate a BSA officer, maintain a BSA/AML training program, maintain internal controls to effectuate the BSA/AML program, implement independent testing of the BSA/AML program, and as of February 1, 2019, comply with the Financial Crimes Enforcement Network’s new “Customer Due Diligence for Financial Institutions Rule” (the “CDD Rule”). The CDD Rule adds a new requirement for our bank subsidiary to identify and verify the identity of natural persons (“beneficial owners”) of legal entity customers who own, control and profit from companies when those companies open accounts. The CDD Rule requires covered financial institutions to establish and maintain written policies and procedures that are reasonably designed to (1) identify and verify the identity of customers; (2) identify and verify the identity of the beneficial owners of companies opening accounts; (3) understand the nature and purpose of customer relationships to develop customer risk profiles; and (4) conduct ongoing monitoring to identify and report suspicious transactions and, on a risk basis, to maintain and update customer information. With respect to the new requirement to obtain beneficial ownership information, financial institutions will have to identify and verify the identity of any individuals who own 25 percent or more of a legal entity, and an individual who controls the legal entity.

Customer Information Security. The federal banking agencies have adopted guidelines for safeguarding confidential, personal, nonpublic customer information. These guidelines require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to create, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazard to the security or integrity of such information and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. Our bank subsidiary has adopted a customer information security program to comply with these requirements.

Regulatory Developments Relating to the CARES Act

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020 to provide national emergency economic relief measures. Many of the CARES Act’s programs are, and remain, dependent upon the direct involvement of U.S. financial institutions like we and our bank subsidiary. These programs have been implemented through rules and guidance adopted by federal departments and agencies, including the U.S. Department of Treasury, the Federal Reserve, and other federal bank regulatory authorities, including those with direct supervisory jurisdiction over the Company and its bank subsidiary. Set forth below is a brief overview of select provisions of the CARES Act and other regulations and supervisory guidance related to the COVID-19 pandemic that are applicable to the operations and activities of the Company and its bank subsidiary.

Paycheck Protection Program (“PPP”). The CARES Act established a new federal economic relief program administered by the Small Business Administration (“SBA”) called the Paycheck Protection Program (“PPP”), which provides for 100% federally guaranteed loans to be issued by participating private financial institutions to small businesses for payroll and certain other permitted expenses during the COVID-19 pandemic. Our bank subsidiary has participated in the PPP as a lender. These loans are eligible to be forgiven if certain conditions are satisfied and are fully guaranteed by the SBA. Additionally, loan payments will also be deferred for the first six months of the loan term. The PPP commenced on April 3, 2020 and was available to qualified borrowers through August 8, 2020. No collateral or personal guarantees were required. Neither the government nor lenders are permitted to charge the recipients any fees. The Paycheck Protection Program and Health Care Enhancement Act (“PPP/HCEA Act”) was passed by Congress on April 23, 2020 and signed into law on April 24, 2020. The PPP/HCEA Act authorizes additional funds under the CARES Act for PPP loans to be issued by financial institutions through the SBA. On December 27, 2020, the President signed into law omnibus federal spending and economic stimulus legislation titled the Consolidated Appropriations Act that included the Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act (the “HHSB Act”). Among other things, the HHSB Act renewed the PPP, allocating $284.45 billion for both new first time PPP loans under the existing PPP and the expansion of existing PPP loans for certain qualified, existing PPP borrowers. We continue to monitor legislative, regulatory, and supervisory developments related thereto, including the most recent changes implemented by the HHSB Act.

Troubled Debt Restructuring and Loan Modifications for Affected Borrowers. Section 4013 of the CARES Act provides financial institutions the option to temporarily suspend certain requirements under U.S. generally accepted accounting principles (“GAAP”) related to troubled debt restructurings (“TDR”) for a limited period of time to account for the effects of COVID-19. Such suspension may be made if: (i) the loan modification is made between March 1, 2020 and the earlier of December 31, 2020 or 60 days after the national COVID-19 emergency termination date, (ii) the applicable loan was not more than 30 days past due as of December 31, 2019, and (iii) the suspension applies to adverse impact on the credit of a borrower that is related to COVID-19. Section 541 of the Consolidated Appropriations Act extends this relief to the earlier of January 1, 2022 or 60 days after the national COVID-19 emergency termination date. Additionally, on March 22, 2020, certain banking regulators and other agencies issued a statement titled the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus” (the “Interagency Statement”), which encourages financial institutions to work prudently with borrowers who are or may be unable to meet their contractual payment obligations due to the effects of COVID-19. The Interagency Statement was subsequently revised in April 2020 to clarify the interaction of the original guidance with Section 4013 of the CARES Act, as well as setting forth the banking regulators’ views on consumer protection considerations. Consistent with the Interagency Statement and to support our customers, we have deferred loan payments for certain consumer and commercial customers, and have offered fee waivers, payment deferrals, and other expanded assistance for automobile, mortgage, small business and personal lending customers. The Company relied on Section 4013 of the CARES Act in accounting for loan modifications in the 1st quarter 2021. Our Section 4013 loans increased to $51.4 million on six loans, as of September 30, 2021.

Proposed Legislation and Regulatory Action

From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment for us and our bank subsidiary in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to banks and its influence over reserve requirements to which banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

Management Team

The following table sets forth, as of November 1, 2021, information concerning the executive officers and directors of Happy.

Name	Age	Positions Held with Happy Bancshares, Inc.	Positions Held with Happy State Bank
Eric Alexander	58	Vice President – CFO	Executive Vice President – CFO
Matthew Bumstead	50	Director	Director
Kayla J. Carpenter	57	—	Executive Vice President – Stockholder Relations
Wendi Costlow	52	—	Executive Vice President – Director of Marketing
Ross Glenn	59	—	Executive Vice President – Special Assets Officer
Robert Gottlich	43	—	Executive Vice President – Senior Corporate Banking Officer
J. Pat Hickman	69	Chairman, Director and President	Chairman and Director
William C. Jennings, Jr.	62	Director	Director
David Jones	65	General Counsel, Assistant Secretary	General Counsel, Assistant Secretary
Nancy Kernell	51	Director	Director
Mike Kuhlman	71	Director	Director
Scott Lewis	56	—	Executive Vice President – Senior Lending Officer
Frank Marrs	77	Director	Director
Drayton McLane, Jr.	85	Director	Director
Drayton McLane III	47	Director	Director
Renee McNeely	58	—	Executive Vice President – Director of Human Resources
Ginger Nelson	51	Director	Director

Name	Age	Positions Held with Happy Bancshares, Inc.	Positions Held with Happy State Bank
George Peyton	65	Director	Director
Jeff Peatrowsky	59	—	Executive Vice President – Corporate Treasurer
Connie Ratliff	66	Secretary	Executive Vice President – Enterprise Risk Management, Secretary
Alberto Rios	53	—	Executive Vice President – Chief Operating Officer
Brian Sims	60	Director	Director
Trent D. Sisemore	60	Director	Director
Alan VanOngevalle	53	—	Executive Vice President – Other Financial Services
Brian L. Vincent	56	Director	Director
Victor A. Weir II	77	Director	Director
Gary Wells	59	—	Executive Vice President – Cultural Ambassador
J. David Williams	68	Director	Director
Mikel Williamson	51	Chief Executive Officer and Director	President, Chief Executive Officer and Director
John Zwiacher	69	Director	Director

Executive Compensation

The following describes Happy’s compensation philosophy, objectives and practices in place for J. Pat Hickman and Mikel Williamson, the two individuals from Happy that will become a director and an executive officer of Home, respectively, following the proposed merger. Compensation for Mr. Hickman and Mr. Williamson is supported by market data and advice from an independent compensation consultant retained by the Happy board of directors (the “Happy Board”).

Happy seeks to fairly compensate its executives and has historically ordered a third-party compensation study each year to evaluate the compensation of senior executives in comparison to similarly situated executives in other peer group banks. The quantitative information from the study is used to adjust compensation as appropriate. The compensation of Happy’s Chief Executive Officer and Chairman is set by the Happy Board and is based in part on the metrics in the compensation study.

We are focused on building and maintaining a sustainable business model that consistently delivers superior returns to our shareholders. To be successful, we must attract, retain and motivate key talent to provide the needed leadership capabilities to develop and execute our business strategy. Our compensation philosophy and approach is designed to support these objectives.

Our compensation philosophy is to provide the opportunity for competitive compensation when quality performance is demonstrated. This pay-for-performance philosophy is reflected in each aspect of the compensation package for executive officers. All components of compensation for executive officers and key management are reviewed periodically by the Happy Board to ensure consistency with our compensation philosophy and to verify that the overall level of compensation is competitive.

The framework for the base total compensation of the Chief Executive Officer was established in 2015 and has been consistent through setting 2021 compensation. However, as noted in the sections entitled “—Executive Compensation—Employment Agreements” and “—Executive Compensation—Golden Parachute Compensation,” in 2021, the employment agreement with Mr. Williamson was amended and the arrangement with Mr. Hickman was also altered. The total compensation is based on the compensation study performed by a third party. The compensation study evaluates peer group banks that are publicly traded, similar in asset size, and in the proximate geographic area. For 2020, the survey was completed in November of 2019 and included 2018 compensation numbers for the following peer group. The peer group cumulative numbers were escalated 3%. The “total compensation” of the peer group was used as the metric for setting the Chief Executive Officer’s total compensation. Total compensation included salary, bonus, total equity awarded, all other compensation (such as benefits) and retirement benefits:

ABTX	Allegiance Bancshares, Inc.
BANF	BancFirst Corporation
CBF	CrossFirst Bankshares, Inc
CBTX	CBTX, Inc.
EFSC	Enterprise Financial Services Corp.
EQBK	Equity Bancshares, Inc.
FBMS	First Bancshares, Inc
GNTY	Guaranty Bancshares, Inc.
GSBC	Great Southern Bancorp, Inc.
NBHC	National Bank Holdings Corp
OBNK	Origin Bancorp, Inc.
SBSI	Southside Bancshares, Inc.
SPFI	South Plains Financial
TBK	Triumph Bancorp, Inc.

For Mr. Hickman, the Happy Board targeted total compensation at the 70th percentile for Chief Executive Officers at peer group banks.

In addition, the Board approved two incentive components based on Mr. Hickman’s performance as the Chief Executive Officer. If the Chief Executive Officer receives above a certain evaluation score based on individual valuations of each board member, then the Chief Executive Officer is eligible for a bonus equivalent to difference between the 70th and the 75th percentile of total compensation in the compensation study. If the Chief Executive Officer met satisfactory quantitative performance criteria related to six bank performance metrics, the Chief Executive Officer was eligible to receive an additional bonus equivalent to the difference between the 75th and 80th percentile of total compensation in the compensation study. This approach was intended to incentivize the Chief Executive Officer. For 2020, the Board evaluation metric was to rate 3.5 or better on a scale of one to five, with five being the highest rating. The quantitative performance criteria were satisfied if the Chief Executive Office met three of the following six metrics: (1) Return on Assets of 0.9% or higher, (2) Texas Ratio (which equals the quotient of Happy State Bank’s non-performing assets divided by its tangible common equity) of 10% or less, (3) loan growth of 7.5% or higher, (4) efficiency ratio (which equals the quotient of Happy State Bank’s non-interest expenses divided by its revenue) of 66% or less, (5) a composite CAMELS ratings of two or higher, and (6) an increase in the value of Happy’s common stock of 10% or more. In 2020, at least three of the six criteria were satisfied. After verification based on the audited financials for 2020, the bonus was paid in 2021.

The elements of total compensation for Mr. Hickman and Mr. Williamson during 2020 consisted of base salary, benefits, discretionary awards (in the form of cash and equity), and performance bonuses. These elements were based on the peer group bank percentiles as approved by the Happy Board. In addition, the Happy Board at year end generally considered the award of an extraordinary bonus typically based on earnings and performance.

The base salary portion of total compensation is a fixed amount each year based on other Chief Executive Officer salaries. The Chief Executive Officer is then allowed to allocate the remaining portion of total compensation (other than base salary) between cash, stock, or stock options, provided that the total compensation equals the target percentile compensation plus any extraordinary bonus awarded. This discretion on the part of the Chief Executive Officer was designed as a retention element to the extent compensation was paid in equity awards.

The final retention piece of the compensation framework provided for a five-year payout in the event the Chief Executive Officer retires. The payout compensation was based on the 80th percentile of Chief Executive Officer total compensation for peer group banks in the first year, and the retired Chief Executive Officer may elect to receive any amount of compensation in excess of salary and benefits in the form of cash or equity. This Chief Executive Officer retirement compensation does not include any performance or discretionary bonus. In the second, third, fourth and fifth years following retirement, the former Chief Executive Officer is paid based upon the 60th, 40th, 20th and zero percentiles for Chief Executive Officer total compensation for peer group banks. However, as noted below in “—Executive Compensation—Golden Parachute Compensation,” Mr. Hickman will receive a cash payment in the amount of $1,350,000 upon the closing of the merger in lieu of such five-year payout.

In April 2019, Mr. Williamson became Chief Executive Officer. In April 2020, Mr. Hickman began the first year of his five-year payout. Beginning January 2020, Mr. Williamson began to receive compensation under the Chief Executive Officer framework described above with the exception that his total compensation was set at the 40th percentile of the compensation study, with performance bonuses available to increase total compensation to the 45th and 50th percentiles, due to fewer years of experience in comparison to Mr. Hickman. Similarly to Mr. Hickman’s compensation structure prior to his retirement as Chief Executive Officer, Mr. Williams receives a set portion of his compensation as cash salary and can elect to receive the remainder in the form of cash or equity with the total equaling the target percentile for total compensation. For additional information concerning the elements of compensation for Mr. Hickman and Mr. Williamson, please see the following sections.

Summary Compensation Table

The following table summarizes the total compensation paid to or earned by Mikel Williamson and J. Pat Hickman for the year ended December 31, 2020. Mr. Williamson will serve as an executive officer and Mr. Hickman will serve as director of Home following the completion of the acquisition.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards (1) ($)	Option Awards (2) ($)	All Other Compensation ($)	Total ($)
Mikel Williamson CEO	2020	526,269	305,942	350,006	311,322	74,250	1,567,789
J. Pat Hickman Chairman and President	2020	559,532	264,568	496,975	1,606,758	85,241	3,013,075

(1)	On December 1, 2020, Happy common stock was granted at the share price of $48.25 to Mr. Williamson and Mr. Hickman.
(2)

Amounts represent a stock option award granted at the Black-Scholes value of $11.7387 per option on December 1, 2020 to Mr. Williamson and Mr. Hickman. Mr. Williamson’s options vested immediately. Mr. Hickman’s options vested 50% immediately and 50% at the one year anniversary date.

The following table details amounts included in All Other Compensation:

Name and Principal Position	Use of Vehicle Compensation ($)	Country Club Dues ($)	401 (k) Employer Contributions ($)	Life Insurance Premiums ($)	Employer HSA Contribution ($)	Director Fees ($) (1)
Mikel Williamson CEO	—	10,035	19,950	265	2,000	42,000
J. Pat Hickman Chairman and President	8,703	9,532	19,950	5,056	—	42,000

(1)	Director fees were paid out as $38,500 in Happy common stock and $3,500 in cash.

Employment Agreements

Happy and Mr. Williamson entered into an Executive Employment Agreement effective January 1, 2021, and amended on August 10, 2021, pursuant to which Mr. Williamson agreed to continue providing services as the Chief Executive Officer of Happy and HSB. The term of such agreement commenced on January 1, 2021, for a term of four years with automatic renewals unless terminated as provided therein. The agreement, as amended, provides for a base monthly salary of $176,667 and standard benefits consistent with those provided by Happy to other employees from time to time. In addition, beginning in 2022, Mr. Williamson is eligible to participate in Happy’s annual and long-term bonus and other incentive compensation plans and programs and is eligible for annual equity grants. Mr. Williamson also agreed to certain non-competition restrictions with a duration of two years after the termination of the agreement.

It is contemplated that Mr. Williamson will enter into a new employment agreement with Home on terms to be determined that will supersede Mr. Williamson’s existing Executive Employment Agreement.

Happy has not executed an employment agreement with Mr. Pat Hickman. The terms of his existing arrangements with Happy are described elsewhere in this “Executive Compensation” section.

Golden Parachute Compensation

The table below describes information related to the following compensation to which Messrs. Hickman and Williamson and certain other executive officers of Happy, sometimes referred to in this joint proxy statement/prospectus as “named executive officers,” will be entitled upon a change in control of Happy: (i) cash payments payable upon the occurrence of a change in control under a retention bonus agreement, (ii) issuance of Home common stock for Happy stock options and restricted stock upon the closing of the merger (iii) cash payments upon the termination of stock appreciation rights at the closing of the merger, (iv) accelerated vesting under the salary continuation plan, (v) the gross-up payment required by the officer’s retention bonus agreement, and (vi) the total amount of such payments. The information in the following table assumes that the closing of the merger occurred on November 1, 2021.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)	Tax Reim- bursement ($)(4)	Other ($)	Total ($)
J. Pat Hickman (Chairman)	1,350,000	719,798	—	—	—	—	2,069,798
Mikel Williamson (CEO)	3,000,000	424,683	266,784	—	1,258,219	—	4,950,149
Eric Alexander (CFO)	325,000	311,003	302,149	—	—	—	938,152
Scott Lewis	850,000	306,027	129,939	—	—	—	1,285,966
Robert Gottlich	3,500,000	—	35,590	—	—	—	3,535,590
Alberto Rios	1,000,000	174,958	145,640	—	—	—	1,320,598

(1)	Cash.

J. Pat Hickman. In accordance with that certain Non-Competition and Non-Solicitation Agreement dated September 13, 2021, Mr. Hickman is entitled to receive a lump sum cash payment equal to $1,350,000 as payment in full for any and all payments and benefits that may be otherwise due to Mr. Hickman under any severance benefit, retention plans or other agreements with Happy or HSB (except for outstanding restricted stock, stock option, or stock appreciation rights award agreements).

Others. Pursuant to Retention Bonus Agreements dated August 2021, each of Mikel Williamson, Eric Alexander, Scott Lewis, Robert Gottlich and Alberto Rios are entitled to receive the aforementioned cash amounts in lieu of any severance benefits set forth in prior employment agreements. The retention bonus is payable to such person provided that such person is continuously employed through the six-month anniversary of the closing of the merger.

(2)	Equity.

Name	Restricted Stock(a)(b) ($)	Stock Options(a)(c) ($)	Stock Appreciation Rights(a)(d) ($)	Total ($)
J. Pat Hickman	$—	$719,798	$—	$719,798
Mikel Williamson	$79,353	$69,742	$275,588	$424,683
Eric Alexander	$95,176	$8,770	$207,057	$311,003
Scott Lewis	$71,382	$—	$234,645	$306,027
Robert Gottlich	$—	$—	$—	$—
Alberto Rios	$118,970	$6,577	$49,411	$174,958

(a)

These amounts are based on an assumed value of Home common stock as of the closing date of $21.93 per share (equal to the average closing market price of Home common stock during the first five business days following the first public announcement of the transaction, September 16 through September 22, 2021).

(b)

All outstanding unvested restricted shares held by Happy’s named executive officers will become vested at the closing and will be settled for the Merger Consideration of 2.17 shares of Home common stock for each share of Happy common stock. The number of shares of Home common stock that each named executive officer would receive upon settlement of their outstanding restricted shares, assuming the closing had occurred on November 1, 2021, are set forth in the table below. The actual number of shares of Home common stock issued at closing to each named executive officer for Happy restricted stock will be determined based on the Home Average Closing Price.

Name	Number of Home Shares
J. Pat Hickman	—
Mikel Williamson	3,618
Eric Alexander	4,340
Scott Lewis	3,255
Robert Gottlich	—
Alberto Rios	5,425

(c)

All outstanding unvested options held by Happy’s named executive officers will become vested at the closing. All options not exercised prior to the closing date (including those already vested and those vesting upon the change of control) will be settled for the Merger Consideration (less the applicable exercise price for such stock options). The number of shares of Home common stock that each named executive officer would receive upon settlement of their outstanding stock options, assuming the closing had occurred on November 1, 2021, are set forth in the table below. The number of shares listed in the table below are based on the excess, if any, of a Merger Consideration value of $47.59 (equal to $21.93 multiplied by 2.17), over the per share exercise price of the applicable Happy stock option. The dollar value in the table includes the amount of cash that would be issued in lieu of fractional shares based upon these assumptions. The actual number of shares of Home common stock issued at closing to each named executive officer in settlement of his outstanding stock options will be determined based on the Home Average Closing Price.

Name	Number of Home Shares
J. Pat Hickman	32,822
Mikel Williamson	3,180
Eric Alexander	399
Scott Lewis	—
Robert Gottlich	—
Alberto Rios	299

(d)

All outstanding unvested stock appreciation rights held by Happy’s named executive officers will become vested at the closing. All stock appreciation rights not exercised prior to the closing date (including those already vested and those vesting upon the change of control) will be settled in cash at closing. These amounts are based on the excess, if any, of a Merger Consideration value of $47.59 (equal to $21.93 multiplied by 2.17) over the per share grant price of the applicable Happy stock appreciation right. The actual cash amount to be paid at closing to each named executive officer in settlement of his outstanding stock appreciation rights will be determined based on the Home Average Closing Price.

(3)	Non-qualified deferred compensation benefit enhancements.

HSB has entered into Executive Salary Continuation Plan Agreements with certain named executive officers. Under such agreements, HSB provides a defined, monthly benefit to retired executives, commencing upon the later of separation from service or attaining age 65 and continuing for a designated number of months thereafter (which varies by participant but is either 120 or 180 months). The agreements provide that the participants become 50% vested in their accrued account balance after 15 years of service and 100% vested in their accrued account balance upon his disability or attaining age 65 while employed, but such vesting is accelerated upon an earlier change in control. Although the amounts of the benefits vary for each participant, the participants will have accelerated vesting of their accrued account balances upon the consummation of the merger. The amounts included in the table for the named executive officers are calculated based upon the difference in (i) such participant’s total accrued account balance and (ii) such participant’s vested accrued balance, in both instances based on estimated amounts for December 31, 2021.

(4)	Tax Reimbursements.

Mikel Williamson. The tax reimbursement to Mikel Williamson is based upon a projection of the amount by which (i) the cash payments to Mr. Williamson described in footnote (1) above, plus (ii) the value attributable to his outstanding restricted stock for which vesting would be accelerated as a result of the merger (determined in accordance with Section 280G of the Code and estimated to be $11,350 based on 1,667.50 unvested shares of restricted stock outstanding as of November 1, 2021), plus (iii) the value attributable to his outstanding options for which vesting would be accelerated as a result of the merger (determined in accordance with Section 280G of the Code and estimated to be $47,678 based on 25,000 unvested options outstanding as of November 1, 2021), plus (iv) the value attributable to his outstanding stock appreciation rights for which vesting would be accelerated as a result of the merger (determined in accordance with Section 280G of the Code and estimated to be $4,525 based on 4,800 unvested stock appreciation rights outstanding as of November 1, 2021), plus (v) Mr. Williamson’s account balance for which vesting is accelerated as a result of the merger pursuant to that certain Executive Salary Continuation Plan Agreement dated January 1, 2015, exceed the average of Mr. Williamson’s taxable compensation for 2016-2020 ($625,165). Mr. Williamson is entitled to a “gross-up” payment to the extent that any excise tax, and/or interest or penalties related thereto, are imposed on Mr. Williamson under Section 4999 of the Internal Revenue Code, meaning that Home will pay such additional amount to Mr. Williamson as necessary to put Mr. Williamson in the same position as if he was not subject to Section 4999, which may result in an increase to this projected tax reimbursement payment. If, as currently anticipated, the merger does not close until 2022, Mr. Williamson’s actual gross-up payment, if any, will be determined based on his taxable compensation for 2017-2021 and thus the actual gross-up amount he may receive upon closing is expected to differ materially from the amount reported in the table, including the possibility that he would have no excess parachute payment liability or resulting gross-up payment.

Retention Bonus Agreements. Under the retention bonus agreements of Messrs. Mikel Williamson, Eric Alexander, Scott Lewis, Robert Gottlich and Alberto Rios, such persons are entitled to receive retention bonus amounts as specified in their individual agreements following a “Change of Control” provided that such person is continuously employed through the six-month anniversary of the Change in Control and provided that such executive officer has executed and not revoked a release of claims at least 30 days prior to such six-month anniversary. The merger constitutes a “Change in Control” under these retention bonus agreements. The total amount payable under the retention bonus agreements is $8,675,000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

We are a bank holding company headquartered in Amarillo, Texas, offering a broad array of financial services through our wholly-owned bank subsidiary, Happy State Bank. As of September 30, 2021, we had, on a consolidated basis, total assets of $6.44 billion, loans receivable, net of $3.48 billion, total deposits of $5.47 billion, and stockholders’ equity of $695.85 million.

We generate most of our revenue from interest on loans and investments, service charges, trust and investment service fees, and mortgage banking income. Deposits and Federal Home Loan Bank (“FHLB”) and other borrowed funds are our primary source of funding. Our largest expenses are interest on our funding sources, salaries and related employee benefits and occupancy and equipment. We measure our performance by calculating our return on average common equity, return on average assets and net interest margin. We also measure our performance by our efficiency ratio, which is calculated by dividing non-interest expense less amortization of core deposit intangibles by the sum of net interest income on a tax equivalent basis and non-interest income.

Table 1: Key Financial Measures

	As of or for the Three Months Ended September 30,		As of or for the Nine Months Ended September 30,
	2021	2020	2021	2020
	(Dollars in thousands, except per share data)
Total assets	$6,442,828	$5,375,526	$6,442,828	$5,375,526
Gross loans	$3,518,200	$3,624,749	$3,518,200	$3,624,749
Allowance for loan losses	$40,305	$46,742	$40,305	$46,742
Deposits	$5,465,033	$4,438,987	$5,465,033	$4,438,987
Total shareholders’ equity	$695,846	$643,135	$695,846	$643,135
Net income	$15,854	$13,281	$64,090	$39,392
Basic earnings per share	$0.81	$0.72	$3.27	$2.17
Diluted earnings per share	$0.81	$0.72	$3.25	$2.16
Book value per share	$35.85	$32.69	$35.85	$32.69
Tangible book value per share (a)	$28.57	$25.67	$28.57	$25.67
Net interest margin (b)	3.46%	4.12%	3.62%	4.07%
Efficiency ratio (b), (c)	67.14%	62.27%	63.95%	63.54%
Return on average assets	1.00%	0.99%	1.40%	1.15%
Return on average equity	8.95%	9.24%	12.53%	9.68%

(a)	Non-GAAP financial measures. See Table 19 for the non-GAAP tabular reconciliation of this measure.
(b)	Taxable equivalent. Tax rate is 21%.
(c)

Noninterest expense (less amortization of intangible assets) divided by the sum of net interest income (taxable equivalent) plus noninterest income (less net realized gain (loss) on sales of securities).

Overview

Recent Developments – COVID-19

In March 2020, the outbreak of the Coronavirus Disease 2019 (COVID-19) was recognized as a pandemic by the World Health Organization. The spread of COVID-19 caused economic and social disruption resulting in unprecedented uncertainty, volatility and disruption in financial markets, and has placed significant health, economic and other major pressures throughout the communities we serve, the United States and globally. As the current pandemic is ongoing and dynamic in nature, there are many uncertainties related to COVID-19 including, among other things: its ultimate geographic spread; its severity; the duration of the outbreak; the impact to our customers, employees and vendors; the impact to the financial services and banking industry; and the impact to the economy as a whole as well as the effect of actions taken, or that may yet be taken, or inaction by governmental authorities to contain the outbreak or to mitigate its impact (both economic and health-related). Since then, many of the more restrictive government orders eased on a national level and more specifically in Happy’s market of Texas, which has boosted commercial and consumer activity. However, the risk of a resurgence in infections, the spread of the Delta variant and possible reimplementation of restrictions remains significant.

As the pandemic continues to evolve, we will continue to evaluate protocols and processes in place to execute our business continuity plans and help promote the health and safety of our employees and customers. We have reopened our banking lobbies in order to serve customers in person, while still offering service through drive-thru tellers as well as electronic and online means. To support our customers or to comply with law, we have deferred loan payments for certain consumer and commercial customers, and we have suspended residential property foreclosure sales, evictions, and involuntary automobile repossessions, and are offering fee waivers, payment deferrals, and other expanded assistance for automobile, mortgage, small business and personal lending customers. Future governmental actions may require these and other types of customer-related responses.

The Texas economy, specifically in Happy’s lending areas, started to show improvement by mid-2020 following unprecedented declines caused by the pandemic. During the fourth quarter of 2020, COVID-19 infections increased in Texas which disrupted the budding economic recovery. During the first half of 2021, the COVID-19 vaccination roll-out ramped up, which helped the Texas economy to improve from the fourth quarter of 2020. Due to the COVID pandemic, certain loans were granted deferrals. Generally, these loans were deferred by principal and interest and were short-term deferrals, less than 90 days. Interest accrued during the time of deferral was moved to be paid at the end of the loan. Accrued deferred interest decreased to $4.6 million, as of September 30, 2021, from the December 31, 2020 balance of $5.4 million. Our review of deferment requests required updated interim operating statements, balance sheet and liquidity verifications, and validation of the current risk rating.

In April 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES” Act) established a new federal economic relief program administered by the Small Business Administration (“SBA”) called the Paycheck Protection Program (“PPP”), which provides for 100% federally guaranteed loans to be issued by participating private financial institutions to small businesses for payroll and certain other permitted expenses. PPP loans are forgivable, in whole or in part, so long as employee and compensation levels of the borrower are maintained, and the proceeds are used for payroll and other permitted purposes in accordance with the requirements of the PPP. These loans carry a fixed rate of 1.00% and a term of two years, if not forgiven, in whole or in part. Payments are deferred for the first six months of the loan. The Paycheck Protection Program and Health Care Enhancement Act (“PPP/HCEA Act”) was passed by Congress on April 23, 2020 and signed into law on April 24, 2020. The PPP/HCEA Act authorizes additional funds under the CARES Act for PPP loans to be issued by financial institutions through the SBA. The Consolidated Appropriations Act (“CAA”) was signed into law on December 27, 2020. The CAA also authorizes additional funds under the CARES Act for PPP loans to be issued by financial institutions through the SBA. As of September 30, 2021, as a participating lender, we have generated 5,450 loans to both existing and new customers totaling $414.26 million. As of September 30, 2021, the outstanding PPP loan balances were $119.0 million. The average loan size was $76,000.

Although the economic and public health outlooks improved in the United States during the first nine months of 2021, the future impact of the pandemic on our business, results of operations and financial condition remains uncertain. Should current economic conditions deteriorate or if the pandemic continues to intensify through the spread of more contagious or severe strains of COVID-19, the pandemic could have an adverse effect on our business and results of operations and financial condition.

Results of Operations for the Three Months Ended September 30, 2021 and 2020

Our net income increased $2.6 million, or 19.4%, to $15.9 million for the three-month period ended September 30, 2021, from $13.3 million for the same period in 2020. On a diluted earnings per share basis, our earnings were $0.81 per share for the three-month period ended September 30, 2021 compared to $0.72 per share for the three-month period ended September 30, 2020. During the three-month period ended September 30, 2021, the Company recorded a provision for loan losses of $1.4 million compared to a $6.4 million provision for loan losses for the three-month period ended September 30, 2020. The $6.4 million of total loan loss expense for the three-month period ended September 30, 2020 was primarily due to the COVID-19 pandemic. The Company’s provisioning model reflects changes in the economy which have continued to improve since the fourth quarter of 2020. The Company determined that the current level of the allowance for loan losses was considered adequate as of September 30, 2021.

Total interest expense decreased by $358,000, or 7.1%, and non-interest income increased by $2.8 million, or 23.3%. Total interest income decreased by $221,000 or, 0.4%, and non-interest expense increased by $4.7 million, or 12.0%. The decrease in interest expense was primarily due to a $355,000 decrease in interest on deposits . The increase in non-interest income was primarily due to a $1.3 million increase in service charges and fees, a $690,000 increase in trust, custodian and investment center fees and a $640,000 increase in realized gains on sales of securities. The decrease in interest income was due to a $3.2 million decrease in loan interest income and was partially offset by a $2.8 million increase in interest income on debt securities. The increase in non-interest expense was due to a $2.5 million increase in salaries and employee benefits, a $980,000 increase in occupancy expense, and a $765,000 increase in other legal and professional expenses. Income tax expense increased by $660,000 during the quarter due to an increase in pretax income.

Our net interest margin (on a non-taxable equivalent basis) decreased 0.66% from 4.07% for the three-month period ended September 30, 2020 to 3.41% for the three-month period ended September 30, 2021. The yield on interest earning assets was 3.74% and 4.47% for the three months ended September 30, 2021 and 2020, respectively, as average interest earning assets increased from $4.84 billion to $5.77 billion. The increase in average earning assets is primarily the result of a $651.1 million increase in average investment securities and a $419.7 million increase in average interest bearing balances due from banks. Average PPP loan balances were $115.2 million for the three months ended September 30, 2021. These loans bear interest at 1.00% plus the accretion of the origination fee. We recognized total interest income of $557,000 on PPP loans for the three months ended September 30, 2021. The PPP loans were dilutive to the net interest margin by 3 basis points for the three months ended September 30, 2021. This was due to the loans earning a lower rate than other earning assets and was offset by approximately $8.1 million of the Company’s PPP loans being forgiven during the third quarter of 2021 as well as the acceleration of deferred fees for the loans that were forgiven. The COVID-19 pandemic and the resulting governmental response have created a significant amount of excess liquidity in the market. As a result, we had an increase of $419.7 million in average interest-bearing cash balances for the three months ended September 30, 2021 compared to the three months ended September 30, 2020. This excess liquidity was dilutive to the net interest margin by 26 basis points. For the three months ended September 30, 2021 and 2020, we recognized $832,000 and $1.1 million, respectively, in total accretion for acquired loans. The accretion increased net interest margin by 6 basis points.

Our efficiency ratio was 67.1% for the three months ended September 30, 2021, compared to 62.3% for the same period in 2020.

Our annualized return on average assets was 1.00% for the three months ended September 30, 2021, compared to 0.99% for the same period in 2020. Our annualized return on average common equity was 8.95% for the three months ended September 30, 2021, compared to 9.24% for the same period in 2020.

Results of Operations for the Nine Months Ended September 30, 2021 and 2020

Our net income increased $24.7 million, or 62.7%, to $64.1 million for the nine-month period ended September 30, 2021, from $39.4 million for the same period in 2020. On a diluted earnings per share basis, our earnings were $3.25 per share for the nine-month period ended September 30, 2021 and $2.16 per share for the nine-month period ended September 30, 2020. During the nine-month period ended September 30, 2021, the Company recorded an $11.8 million negative provision for loan losses compared to a $14.8 million provision for loan losses for the nine-month period ended September 30, 2020. The $14.8 million of total loan loss expense for the nine-month period ended September 30, 2020 was primarily due to the COVID-19 pandemic. The Company’s provisioning model reflects changes in the economy which have continued to improve since the fourth quarter of 2020. The Company determined that the current level of the allowance for loan losses was considered adequate as of September 30, 2021.

Total interest expense decreased by $3.3 million, or 19.1%, and non-interest income increased by $4.1 million, or 10.6%. Total interest income increased by $20.4 million, or 14.5%, and non-interest expense increased by $23.6 million, or 23.7%. The decrease in interest expense was primarily due to a $4.5 million decrease in interest on deposits and was partially offset by a $1.8 million increase in interest on subordinated notes. The increase in non-interest income was primarily due to a $4.0 million increase in service charges and other fees, a $2.4 million increase in mortgage real estate fees, a $2.4 million increase in other income, and a $2.2 million increase in trust, custodian and investment fees. The increase was partially offset by a $6.8 million decrease in net realized holding gains on securities available for sale. The increase in interest income was due to a $14.1 million increase in loan interest income and a $6.4 million increase in debt security income. The increase in non-interest expense was due to a $13.4 million increase in salaries and employee benefits, a $4.2 million increase in occupancy expense, a $2.3 million increase in data processing, and a $1.9 million increase in legal and professional expenses. A significant portion of the increases in non-interest expense were related to the Centennial acquisition, which was completed on July 1, 2020. Income tax expense increased by $6.1 million during the quarter due to an increase in pretax income.

Our net interest margin (on a non-taxable equivalent basis) decreased 0.45% from 4.03% for the nine-month period ended September 30, 2020 to 3.58% for the nine-month period ended September 30, 2021. The yield on interest earning assets was 3.92% and 4.60% for the nine months ended September 30, 2021 and 2020, respectively, as average interest earning assets increased from $4.10 billion to $5.52 billion. The increase in average earning assets is primarily the result of a $523.3 million increase in average investment securities, a $489.6 million increase in average interest-bearing balances due from banks, and a $400.9 million increase in average loans receivable. Average PPP loan balances were $167.0 million for the nine months ended September 30, 2021. These loans bear interest at 1.00% plus the accretion of the origination fee. We recognized total interest income of $5.2 million on PPP loans for the nine months ended September 30, 2021. The PPP loans were accretive to the net interest margin by 2 basis points for the nine months ended September 30, 2021. This was primarily due to approximately $215.5 million of the Company’s PPP loans being forgiven during the first nine months of 2021 as well as the acceleration of deferred fees for the loans that were forgiven. The COVID-19 pandemic and the resulting governmental response have created a significant amount of excess liquidity in the market. As a result, we had an increase of $489.6 million in average interest-bearing cash balances for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. This excess liquidity was dilutive to the net interest margin by 33 basis points. For the nine months ended September 30, 2021 and 2020, we recognized $3.8 million and $1.2 million, respectively, in total accretion for acquired loans. The increase was accretive to the net interest margin by 10 basis points. Our efficiency ratio was 63.9% for the nine months ended September 30, 2021, compared to 63.5% for the same period in 2020.

Our annualized return on average assets was 1.40% for the nine months ended September 30, 2021, compared to 1.15% for the same period in 2020. Our annualized return on average common equity was 12.53% for the nine months ended September 30, 2021, compared to 9.68% for the same period in 2020.

Financial Condition as of and for the Period Ended September 30, 2021 and December 31, 2020

Our total assets as of September 30, 2021 increased $801.9 million to $6.44 billion from the $5.64 billion reported as of December 31, 2020. Cash and cash equivalents increased $179.0 million, or 24.8%, for the nine months ended September 30, 2021. The increase in cash and cash equivalents is due to loan paydowns as well as the significant amount of excess liquidity in the market as a continued result of the COVID-19 pandemic and the accompanying governmental response. Our loan portfolio balance increased to $3.48 billion as of September 30, 2021 from $3.44 billion at December 31, 2020 and reflects $215.5 million of the Company’s PPP loans being forgiven during the first nine months of 2021. PPP loan forgiveness was offset by $118.0 million in organic growth, $120.4 million new PPP loans, and $18.0 million of acquired loans during 2021. Total deposits increased $779.4 million to $5.47 billion as of September 30, 2021 from $4.69 billion as of December 31, 2020, which was due to customers holding higher deposit balances in response to the COVID-19 pandemic as well as the accompanying governmental response to the pandemic. Stockholders’ equity increased $27.2 million to $695.8 million as of September 30, 2021, compared to $668.6 million as of December 31, 2020. The $27.2 million increase in stockholders’ equity is primarily associated with the $64.1 million in net income for the nine months ended September 30, 2021, which was partially offset by the $23.6 million of stock repurchases in 2021.

Our non-performing loans were $78.5 million, or 2.23% of total loans as of September 30, 2021, compared to $53.6 million, or 1.53% of total loans as of December 31, 2020. The allowance for loan losses as a percent of non-performing loans decreased to 51.3% as of September 30, 2021, from 102.4% as of December 31, 2020.

As of September 30, 2021, our non-performing assets increased to $79.6 million, or 1.24% of total assets, from $54.7 million, or 0.97% of total assets, as of December 31, 2020.

Critical Accounting Policies

Overview. The accounting and reporting policies of Happy conform in all material respects with U.S. generally accepted accounting principles (GAAP) and to general practices of the banking industry. Policies and practices which materially affect the determination of financial position, results of operations and cash flows are summarized below. Our accounting policies are described in detail in the notes to our consolidated financial statements included as part of this document.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the valuation of goodwill, as well as assets and liabilities acquired in business combinations, and the valuation of other real estate owned.

Additionally, accounting measurements at interim dates inherently involve greater reliance on estimates than at year end, and the results for the interim periods shown in this report are not necessarily indicative of results to be expected for the full fiscal year. These interim unaudited consolidated financial statements should be read in conjunction with Happy’s audited consolidated financial statements and accompanying notes for the year ended December 31, 2020.

Loan Losses. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments.” Among other things, this ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Happy State Bank will then use forward-looking information to better determine credit loss estimates. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities, primarily related to impairment measurement, and purchased financial assets with credit deterioration. HSB is evaluating the impact of ASU No. 2016-13 on the financial statements. The impact is expected to be material to HSB’s financial position and results of operations; however, we have yet to determine the extent of the impact. It is anticipated that HSB will be able to make an estimate of the impact this update will have during 2021. In April 2019, ASU 2019-04, “Codification

Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” was issued to address certain codification improvements and to provide certain accounting policy elections related to accrued interest as well as disclosure related to credit losses, among other things. In May 2019, ASU 2019-05, “Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief,” was issued to provide transition relief in connection with the adoption of ASU 2016-03 whereby entities would have the option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. Happy has not yet adopted ASU No. 2019-10, “Financial Instruments - Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842),” but has been preparing for the adoption of the ASU with an effective date of January 1, 2023.

Securities. Debt securities not classified as held to maturity or trading are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss), net of tax.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities to the call date or maturity, whichever is applicable. Gain or loss on the sale of securities is recorded on the trade date and is determined using the specific identification method and are included in non-interest income. Purchases and sales of investment securities are recorded on a trade-date basis.

Declines in the fair value of securities available for sale below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In determining whether other-than temporary impairment exists, management considers many factors, including the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Investments in equity securities without a readily determinable fair value are carried at cost minus impairment plus or minus changes in observable price changes for the identical or similar instruments. Any changes to the cost basis of these investments are recorded in the income statement. These investments are reviewed periodically to determine if an impairment charge is necessary.

Loans. The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial loans throughout the Company’s service area. The ability of the Company’s debtors to honor their contracts is largely dependent upon the general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are generally reported at their outstanding unpaid principal balances net of any unearned income, charge-offs, and unamortized deferred fees and costs on originated loans. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to interest income over the lives of the related loans using a level yield methodology without (except for residential mortgage loans not held for sale) anticipating prepayments. Interest income is accrued based on the unpaid principal balance.

Acquired Loans. Happy evaluates all acquired loans for evidence of deterioration in credit quality since origination and evaluates whether it is probable that Happy will collect all contractually required payments from the borrower. Acquired loans from the transactions accounted for as a business combination include both loans with evidence of credit deterioration and performing loans. For performing loans, the related difference in the initial fair value and unpaid principal balance (the discount) is recognized as interest income on a level yield basis over the life of the loan.

The allowance for loan loss methodology for acquired performing loans includes estimating the change in risk on the loans from purchase date compared to the remaining unearned net discount value. If there is deterioration in the pool of loans, an allowance is recorded through provision expense.

For purchase credit impaired (PCI) loans, Happy recognizes the difference between the undiscounted cash flows Happy expects at the time of acquisition to be collected and the investment in the loan, or the accretable yield, as interest income using the interest method over the life of the loan. Happy does not recognize contractually required payments for interest and principal that exceed undiscounted cash flows expected at acquisition, or the nonaccretable difference, as a yield adjustment, loss accrual or valuation allowance. Increases in the expected cash flows subsequent to the initial investment are recognized prospectively through adjustment of the yield on the loan over the loan’s remaining life, while decreases in expected cash flows are recognized as impairment. Credit deterioration on these loans incurred subsequent to the acquisition date is recognized in the allowance for loan losses through the provision.

Allowance for Loan Losses. The allowance for loan losses represents management’s estimate of probable incurred loan losses and is established through a provision for loan losses charged to expense. Estimated loan losses represent the probable amount of loans that the Company will be unable to collect given circumstances as of the date of the balance sheet. Actual loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Management estimates the allowance balance based on various factors including the following: past loan loss experience; the nature and composition of the loan portfolio; information about specific borrower situations and underlying collateral values; economic conditions; and other factors. Management is responsible for determining the level of the allowance for loan losses, subject to review by the audit committee of the Company’s Board of Directors, and for determining its adequacy relative to the estimated losses in the loan portfolio.

Nonperforming loans are reviewed in accordance with applicable accounting guidance on impaired loans. If necessary, a specific allowance is established for these loans. Impaired loans include nonaccrual loans, troubled debt restructurings (TDRs) and partially charged-off loans. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all the circumstances surrounding the loan and the borrower, including the length of delay, the reason for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Impairment for nonperforming loans is measured on a loan by loan basis for loans generally over $250,000. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Impairment is computed as the excess of the carrying value of the loan over either the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral if the loan is collateral dependent, and a portion of the allowance is specifically allocated to such impairments.

In addition to the specific allocations related to impaired loans, the allowance includes a general component for homogenous pools of non-impaired loans. This general component is based on historical loss experience adjusted for qualitative factors. The historical loss experience is determined by portfolio sector (Commercial; Real Estate - Other; Real Estate - 1-4 Family; Agriculture; and Consumer) and is based on the actual history of losses, net of recoveries, experienced by the Company over the most recent three years. This actual loss experience is supplemented with relevant qualitative factors for each portfolio sector, including the following: levels of and trends in delinquencies, criticized loans and impaired loans (both TDRs and nonaccrual loans); levels of and trends in charge-offs and recoveries; trends in loan volume and concentrations (especially in the real estate sector); national and local economic trends and conditions (including, for agriculture loans, trends in commodity prices and precipitation levels; and trends in oil and gas prices for energy loans in the commercial sector); changes in lending policies, procedures and practices; experience, ability and depth of lending management and other relevant staff; and loss development periods. This qualitative factor evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available.

Though portions of the allowance relate to specific allocations for impaired loans, the entire allowance is available for any loan which should, in management’s judgment, be charged off as a loss.

The allowance does not include amounts related to accrued interest receivable as accrued interest receivable is reversed when a loan is placed on nonaccrual status.

The various analyses involved in management’s estimate of the allowance are related to and performed in concert with management’s periodic and systematic detailed reviews of the lending portfolios to identify credit risks and assess the overall collectability of those portfolios. Management utilizes a loan review process involving internal and external personnel to determine the credit risk exposure of significant specific loans and of the overall loan portfolio. This process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel.

Troubled Debt Restructurings. A TDR is a loan on which the Company, for reasons related to a borrower’s financial difficulties, grants a significant concession that the Company would not otherwise normally consider. Such a concession takes the form of a modification or restructuring of the loan’s terms which could include a reduction in the stated interest rate; an extension of the maturity at an interest rate below current market; a reduction in the face amount of the debt; a reduction in the accrued interest; or re-aging, extensions, deferrals, renewals and rewrites. A TDR would generally be considered impaired in the year of modification and will be assessed periodically for continued impairment.

Loans whose contractual terms have been modified in a TDR and are current at the time of the restructuring remain on accrual status if there is demonstrated performance prior to the restructuring and repayment in full under the restructured terms is expected. Otherwise, the loans are placed on nonaccrual status and reported as nonperforming until there is sustained repayment performance for a reasonable period, generally six months. TDRs that are on accrual status are reported as performing TDRs through the end of the calendar year in which the restructuring occurred or the year in which the loans are returned to accrual status. In addition, if accruing TDRs bear less than a market rate of interest at the time of modification, they are reported as performing TDRs throughout the remaining lives of the loans.

Nonperforming Loans, Charge-Offs and Delinquencies. Nonperforming loans generally include loans that have been placed on nonaccrual status (including nonaccrual TDRs). Loans within all portfolio sectors are generally placed on nonaccrual status and classified as nonperforming at 90 days past due, or when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due. Accrued interest receivable is reversed when a loan is placed on nonaccrual status. Interest collections on nonaccruing loans for which the ultimate collectability of principal is uncertain are applied as principal reductions; otherwise, such collections are credited to interest income when received (or to other income for interest related to prior fiscal years). These loans may be restored to accrual status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected, or when the loan otherwise becomes well-secured and is in the process of collection.

The entire balance of a loan is contractually delinquent if the minimum payment is not received by the specified due date on the customer’s billing statement. Interest and fees continue to accrue on past due loans until the date the loan goes into nonaccrual status, if applicable.

The outstanding loan balance of a nonperforming loan that is in excess of the estimated collateral value is generally charged off no later than the end of the month in which the loan becomes 90 days past due.

For loans in the Real Estate sector, the estimated collateral value is determined utilizing appraisals or broker price opinions of the fair value of the property, less estimated costs to sell. For loans in the Commercial, Agriculture and Consumer sectors, the fair value of the collateral is estimated by management based on current financial information, inspections, and appraisals.

Foreclosed Assets Held for Sale. Assets acquired through, or in lieu of, loan foreclosure are initially recorded at fair value less estimated selling cost at the date of foreclosure. Write-downs based on the asset’s fair value at the date of acquisition are charged to the allowance for loan losses. Foreclosed assets are subsequently carried at the lower of their new cost basis or estimated fair value less cost to sell. Costs of significant improvements are capitalized, whereas costs relating to holding the foreclosed assets are expensed. Valuations are periodically performed by management, and if fair value changes materially subsequent to acquisition, the adjustment is recorded in the consolidated statement of income.

Goodwill and Other Identifiable Intangible Assets. Goodwill results from business combinations and is generally determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill is determined to have an indefinite life and is not amortized; rather, it is tested for impairment at least annually or more frequently if events and circumstances exist that indicate an impairment test should be performed.

A qualitative assessment may be performed to determine whether the existence of events or circumstances leads to a determination that is more likely than not that the fair value is less than the carrying amount, including goodwill. If, based on the evaluation, it is determined to be more likely than not that the fair value is less than the carrying value or if the qualitative assessment is bypassed, a quantitative impairment test will be performed to determine if goodwill is in fact impaired and then written down at that time. Subsequent increases in goodwill value are not recognized in the financial statements.

Other identifiable intangible assets recorded by Happy relate to naming rights, customer lists and core deposits. Intangible assets with lives which may be reasonably estimated are amortized over those lives. Intangible assets with indefinite lives are not amortized. Such assets are periodically evaluated as to the recoverability of their carrying values, while considering their materiality.

Income Taxes. Happy’s income tax expense consists of current and deferred components. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the tax law to the taxable income or excess of deductions over revenues. Happy determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rate and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods.

Deferred tax assets related to uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that a tax position will be realized or sustained upon examination. A tax position that meets the “more likely than not” recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. This determination considers the facts, circumstances, and information available at the reporting date and is subject to Happy management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Happy recognizes interest and penalties, if any, on income taxes as a component of income tax expense. Happy files income tax returns in the U.S. federal jurisdiction. Happy files consolidated income tax returns with its subsidiaries. With few exceptions, Happy is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2014.

Stock Compensation Plans. Compensation expense for stock-based awards to employees and directors is based on the fair value of such awards and is generally recognized over the required service period, which is usually defined as the vesting period. Stock options and restricted stock qualify as equity-classified awards, under which the fair value of each grant is determined at the grant date, and that grant-date value is the amount recognized as expense over the service period. Stock appreciation rights (SARs) are accounted for under the liability method: the fair value of each vested SAR outstanding is estimated as of each balance sheet date, and the change in that liability from period to period is the amount recognized as expense. Fair value for stock options (at date of grant) and for SARs (at each balance sheet date) is based on the Black-Scholes model. The fair value for restricted stock is based on valuations of Happy’s stock.

Acquisitions

First National Bank of Tahoka

On June 6, 2021, Happy acquired First National Bank of Tahoka, a privately-held bank headquartered in Tahoka, Texas. As a result of this acquisition, Happy added one branch in the Texas South Plains town of Tahoka. Including the purchase accounting adjustments, as of the acquisition date, First National Bank of Tahoka had approximately $65.1 million in total assets, including $6.1 million in total loans, which resulted in goodwill of $1.2 million being recorded.

First Bank of Muleshoe

On February 19, 2021, Happy acquired First Bank of Muleshoe, a privately-held bank headquartered in Muleshoe, Texas. The branches included in the acquisition are located in the Texas Panhandle towns of Muleshoe, Bovina and Dimmitt. Including the purchase accounting adjustments, as of the acquisition date, First Bank of Muleshoe had approximately $112.1 million in total assets, including $11.9 million in total loans, which resulted in goodwill of $2.5 million being recorded.

Centennial Bank

On July 1, 2020, Happy merged with Centennial Bank, a privately-held bank headquartered in Lubbock, Texas. Happy acquired 100% of Centennial Bank’s outstanding stock. The fourteen branches included in the merger are located in the Texas South Plains and the Central Texas Hill Country. Including the purchase accounting adjustments, as of the acquisition date, Centennial Bank had approximately $1.0 billion in total assets, including $611.3 million in total loans, which resulted in goodwill of $75.6 million being recorded.

First State Bank of Mobeetie

On January 24, 2020, Happy acquired First State Bank of Mobeetie, a privately-held bank headquartered in Mobeetie, Texas. The branches included in the acquisition are located in the Texas Panhandle towns of Mobeetie and Wheeler. Including the purchase accounting adjustments, as of the acquisition date, First National Bank of Tahoka had approximately $80.3 million in total assets, including $11.1 million in total loans, which resulted in goodwill of $1.8 million being recorded.

See Note 13 “Acquisitions” in the Condensed Notes to Consolidated Financial Statements for additional information regarding these acquisitions of Happy.

Branches

As opportunities arise, Happy will continue to open new (commonly referred to as de novo) branches in our current markets and in other attractive market areas.

As of September 30, 2021, HSB had 62 branch locations and one loan production office in 45 communities throughout the Texas Panhandle, Hill Country and South Plains, and in Dallas, Fort Worth and Abilene, Texas.

Results of Operations

For the three and nine months ended September 30, 2021 and 2020

Our net income increased $2.6 million, or 19.4%, to $15.9 million for the three-month period ended September 30, 2021, from $13.3 million for the same period in 2020. On a diluted earnings per share basis, our earnings were $0.81 per share for the three-month period ended September 30, 2021 compared to $0.72 per share for the three-month period ended September 30, 2020. During the three-month period ended September 30, 2021, the Company recorded a provision for loan losses of $1.4 million compared to a $6.4 million provision for loan losses for the three-month period ended September 30, 2020. The $6.4 million of total loan loss expense for the three- month period ended September 30, 2020 was primarily due to the COVID-19 pandemic. The Company’s provisioning model reflects changes in the economy which have continued to improve since the fourth quarter of 2020. The Company determined that the current level of the allowance for loan losses was considered adequate as of September 30, 2021.

Our net income increased $24.7 million, or 62.7%, to $64.1 million for the nine-month period ended September 30, 2021, from $39.4 million for the same period in 2020. On a diluted earnings per share basis, our earnings were $3.25 per share for the nine-month period ended September 30, 2021 and $2.16 per share for the nine-month period ended September 30, 2020. During the nine-month period ended September 30, 2021, the Company recorded an $11.8 million negative provision for loan losses compared to a $14.8 million provision for loan losses for the nine-month period ended September 30, 2020. The $14.8 million of total loan loss expense for the nine-month period ended September 30, 2020 was primarily due to the COVID-19 pandemic. The Company’s provisioning model reflects changes in the economy which have continued to improve since the fourth quarter of 2020. The Company determined that the current level of the allowance for loan losses was considered adequate as of September 30, 2021.

Net Interest Income

Net interest income, our principal source of earnings, is the difference between the interest income generated by earning assets and the total interest cost of the deposits and borrowings obtained to fund those assets. Factors affecting the level of net interest income include the volume of earning assets and interest-bearing liabilities, yields earned on loans and investments, rates paid on deposits and other borrowings, the level of non-performing loans and the amount of non-interest-bearing liabilities supporting earning assets. Net interest income is analyzed in the discussion and tables below on a fully taxable equivalent basis. The adjustment to convert certain income to a fully taxable equivalent basis consists of dividing tax-exempt income by one minus the federal income tax rate of 21.0%.

The Federal Reserve Board sets various benchmark rates, including the Federal Funds rate, and thereby influences the general market rates of interest, including the deposit and loan rates offered by financial institutions. The Federal Reserve lowered the target rate two times in 2020. First, the target rate was lowered to 1.00% to 1.25% on March 3, 2020; second, the rate was lowered to 0.00% to 0.25% on March 15, 2020. The target rate remains at 0.00% to 0.25% as of September 30, 2021.

Our net interest margin (on a non-taxable equivalent basis) decreased 0.66% from 4.07% for the three-month period ended September 30, 2020 to 3.41% for the three-month period ended September 30, 2021. The yield on interest earning assets was 3.74% and 4.47% for the three months ended September 30, 2021 and 2020, respectively, as average interest earning assets increased from $4.84 billion to $5.77 billion. The increase in average earning assets is primarily the result of a $651.1 million increase in average investment securities and a $419.7 million increase in average interest bearing balances due from banks. Average PPP loan balances were

$115.2 million for the three months ended September 30, 2021. These loans bear interest at 1.00% plus the accretion of the origination fee. We recognized total interest income of $557,000 on PPP loans for the three months ended September 30, 2021. The PPP loans were dilutive to the net interest margin by 3 basis points for the three months ended September 30, 2021. This was due to the loans earning a lower rate than other earning assets and was offset by approximately $8.1 million of the Company’s PPP loans being forgiven during the third quarter of 2021 as well as the acceleration of deferred fees for the loans that were forgiven. The COVID-19 pandemic and the resulting governmental response have created a significant amount of excess liquidity in the market. As a result, we had an increase of $419.7 million in average interest-bearing cash balances for the three months ended September 30, 2021 compared to the three months ended September 30, 2020. This excess liquidity was dilutive to the net interest margin by 26 basis points. For the three months ended September 30, 2021 and 2020, we recognized $832,000 and $1.1 million, respectively, in total accretion for acquired loans. The accretion increased net interest margin by 6 basis points.

Our net interest margin (on a non-taxable equivalent basis) decreased 0.45% from 4.03% for the nine-month period ended September 30, 2020 to 3.58% for the nine-month period ended September 30, 2021. The yield on interest earning assets was 3.92% and 4.60% for the nine months ended September 30, 2021 and 2020, respectively, as average interest earning assets increased from $4.10 billion to $5.52 billion. The increase in average earning assets is primarily the result of a $523.3 million increase in average investment securities, a $489.6 million increase in average interest-bearing balances due from banks, and a $400.9 million increase in average loans receivable. Average PPP loan balances were $167.0 million for the nine months ended September 30, 2021. These loans bear interest at 1.00% plus the accretion of the origination fee. We recognized total interest income of $5.2 million on PPP loans for the nine months ended September 30, 2021. The PPP loans were accretive to the net interest margin by 2 basis points for the nine months ended September 30, 2021. This was primarily due to approximately $215.5 million of the Company’s PPP loans being forgiven during the first nine months of 2021 as well as the acceleration of deferred fees for the loans that were forgiven. The COVID-19 pandemic and the resulting governmental response have created a significant amount of excess liquidity in the market. As a result, we had an increase of $489.6 million in average interest-bearing cash balances for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. This excess liquidity was dilutive to the net interest margin by 33 basis points. For the nine months ended September 30, 2021 and 2020, we recognized $3.8 million and $1.2 million, respectively, in total accretion for acquired loans. The increase was accretive to the net interest margin by 10 basis points.

Net interest income on a fully taxable equivalent basis increased $236,000, or 0.5%, to $50.3 million for the three-month period ended September 30, 2021, from $50.0 million for the same period in 2020. This increase in net interest income for the three-month period ended September 30, 2021 was the result of a $122,000 decrease in interest income, offset by a $358,000 decrease in interest expense, on a fully taxable equivalent basis. The $122,000 decrease in interest income was the result of lower earning yields, partially offset by higher levels of earning assets. Average investment securities increased by $651.1 million while average interest-bearing balances due from banks increased by $419.7 million. The lower yield on earning assets resulted in a decrease in interest income of approximately $1.7 million, and the higher level of earning assets resulted in an increase in interest income of approximately $1.6 million. The decreased income was primarily the result of the increase in income on investment securities of $2.9 million, as well as an increase in income on interest-bearing balances due from banks of $165,000, and offset by a $3.2 million decrease in income on loans. The increase in interest income also reflected a $245,000 decrease in loan accretion income. The $358,000 decrease in interest expense for the three-month period ended September 30, 2021 is primarily the result of interest-bearing liabilities repricing in a decreasing interest rate environment, which lowered interest expense by $771,000, offset by a $413,000 increase in interest expense resulting from a change in the composition of average interest bearing liabilities. The decrease in interest expense was primarily driven by a $355,000 decrease in interest expense on deposits.

Net interest income on a fully taxable equivalent basis increased $24.2 million, or 19.3%, to $149.4 million for the nine-month period ended September 30, 2021, from $125.2 million for the same period in 2020. This increase in net interest income for the nine-month period ended September 30, 2021 was the result of a $20.9 million increase in interest income, on a fully taxable equivalent basis, accompanied by a $3.3 million decrease in interest expense. The $20.9 million increase in interest income was primarily the result of greater average balances on our earning assets. Average investment security balances increased by $523.3 million while average interest-bearing balances due from banks increased by $489.6 million and average loan balances increased $400.9 million. The yield on earning assets resulted in a decrease in interest income of approximately $7.0 million, and the higher level of earning assets resulted in an increase in interest income of approximately $27.9 million. The additional income was primarily driven by the increase in income on loans of $14.1 million, an increase in income on investment securities of $6.8 million. The increase in interest income also reflected a $2.6 million increase in loan accretion income. The $3.3 million decrease in interest expense for the nine-month period ended September 30, 2021 is primarily the result of interest-bearing liabilities repricing in a decreasing interest rate environment, which lowered interest expense by $9.8 million, offset by a $6.4 million increase in interest expense resulting from a change in the composition of average interest bearing liabilities. The decrease in interest expense was primarily driven by a $4.5 million decrease in interest expense on deposits and was partially offset by a $1.8 million increase in interest expense on subordinated notes.

Tables 2 and 3 reflect an analysis of net interest income on a fully taxable equivalent basis for the three and nine months ended September 30, 2021 and 2020, as well as changes in fully taxable equivalent net interest margin for the three and nine months ended September 30, 2021 compared to the same period in 2020.

Table 2: Analysis of Net Interest Income

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(Dollars in thousands)
Interest income	$54,345	$54,566	$161,688	$141,256
Fully taxable equivalent adjustment	632	533	1,785	1,358

Interest income – fully taxable equivalent	54,977	55,099	163,473	142,614
Interest expense	4,705	5,063	14,100	17,420

Net interest income – fully taxable equivalent	$50,272	$50,036	$149,373	$125,194

Net interest income –not fully taxable equivalent	$49,640	$48,457	$147,588	$123,631
Yield on earning assets – fully taxable equivalent	3.78%	4.52%	3.96%	4.64%
Cost of interest-bearing liabilities	0.48%	0.59%	0.51%	0.81%
Net interest spread – fully taxable equivalent	3.30%	3.93%	3.45%	3.83%
Net interest margin – fully taxable equivalent	3.46%	4.12%	3.62%	4.07%
Net interest margin – not fully taxable equivalent	3.41%	4.07%	3.58%	4.03%

Table 3: Changes in Net Interest Margin

	Three Months Ended September 30, 2021 vs. 2020	Nine Months Ended September 30, 2021 vs. 2020
	(In thousands)
Increase (decrease) in interest income due to change in earning assets	$1,562	$27,935
Increase (decrease) in interest income due to change in earning asset yields	(1,684)	(7,076)
(Increase) decrease in interest expense due to change in interest-bearing liabilities	(413)	(6,435)
(Increase) decrease in interest expense due to change in interest rates paid on interest-bearing liabilities	771	9,755

Increase (decrease) in net interest income- fully taxable equivalent	$236	$24,179

Table 4 shows, for each major category of earning assets and interest-bearing liabilities, the average amount outstanding, the interest income or expense on that amount and the average rate earned or expensed for the three and nine months ended September 30, 2021 and 2020, respectively. The table also shows the average rate earned on all earning assets, the average rate expensed on all interest-bearing liabilities, the net interest spread and the net interest margin for the same periods. The analysis is presented on a fully taxable equivalent basis. Non-accrual loans were included in average loans for the purpose of calculating the rate earned on total loans.

Table 4: Average Balance Sheets and Net Interest Income Analysis

(Fully taxable equivalent)

	Three Months Ended September 30,
	2021			2020
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate
	(Dollars in thousands)
ASSETS
Interest-earnings assets:
Fed funds sold & securities purchased under resale agreement	$—	$—	0.00%	$—	$—	0.00%
Interest-bearing deposits from other banks	781,167	348	0.18%	361,472	183	0.20%
Securities available for sale – taxable	1,108,263	4,856	1.74%	555,553	2,428	1.73%
Securities available for sale – tax-exempt	401,001	3,009	2.98%	302,577	2,543	3.34%
Loans receivable	3,479,885	46,764	5.33%	3,617,367	49,945	5.47%

Total interest-earning assets	5,770,316	54,977	3.78%	4,836,969	55,099	4.52%

Noninterest-earning assets:
Cash and due from banks	107,212			90,861
Allowance for loan losses	(39,640)			(43,512)
Premises and equipment, net	158,234			149,494
Other assets	341,892			356,900

Total assets	$6,338,015			$5,390,712

	Three Months Ended September 30,
	2021			2020
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate
	(Dollars in thousands)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Interest-bearing demand	$1,847,533	$779	0.17%	$1,519,397	$717	0.19%
Money market	737,584	597	0.32%	493,698	448	0.36%
Savings	602,346	156	0.10%	546,187	351	0.26%
Certificates of deposit (including IRAs and CDARS)	427,392	476	0.44%	427,027	847	0.79%

Total interest-bearing deposits	3,614,855	2,008	0.22%	2,986,309	2,363	0.31%
Short-term borrowings	—	—	0.00%	203,340	132	0.26%
Long-term FHLB advances	74,679	468	2.49%	67,413	456	2.69%
Advancement on line of credit	—	—	0.00%	6,522	54	3.29%
Subordinated debentures	21,427	186	3.44%	23,082	187	3.22%
Subordinated notes	138,146	2,043	5.87%	126,234	1,871	5.90%
Unused line of credit fee	—	—	0.00%	—	—	0.00%

Total interest-bearing liabilities	3,849,107	4,705	0.48%	3,412,900	5,063	0.59%

Non-interest-bearing liabilities
Non-interest-bearing deposits	1,728,016			1,350,464
Other liabilities	52,688			52,394

Total liabilities	5,629,812			4,815,758
Shareholders’ equity	708,203			574,954

Total liabilities and shareholders’ equity	$6,338,015			$5,390,712

Net interest income		$50,272			$50,036

Change in net interest income		$236

Net interest spread			3.30%			3.93%

Net interest margin			3.46%			4.12%

Table 4: Average Balance Sheets and Net Interest Income Analysis

(Fully taxable equivalent)

	Nine Months Ended September 30,
	2021			2020
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate
	(Dollars in thousands)
ASSETS
Interest-earnings assets:
Fed funds sold & securities purchased under resale agreement	$—	$—	0.00%	$119	$—	0.00%
Interest-bearing deposits from other banks	783,570	901	0.15%	293,958	959	0.44%
Securities available for sale – taxable	909,556	12,118	1.78%	502,380	7,341	1.95%
Securities available for sale – tax-exempt	367,272	8,499	3.09%	251,141	6,465	3.44%

	Nine Months Ended September 30,
	2021			2020
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate
	(Dollars in thousands)
Loans receivable	3,458,232	141,955	5.49%	3,057,375	127,849	5.59%

Total interest-earning assets	5,518,630	163,473	3.96%	4,104,973	142,614	4.64%

Noninterest-earning assets:
Cash and due from banks	108,262			81,477
Allowance for loan losses	(50,502)			(38,713)
Premises and equipment, net	157,955			128,703
Other assets	361,853			279,240

Total assets	$6,096,199			$4,555,680

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Interest-bearing demand	$1,741,459	$2,193	0.17%	$1,327,665	$4,002	0.40%
Money market	702,848	1,646	0.31%	443,842	2,417	0.73%
Savings	589,525	668	0.15%	396,111	642	0.22%
Certificates of deposit (including IRAs and CDARS)	428,656	1,583	0.49%	367,476	3,551	1.29%

Total interest-bearing deposits	3,462,488	6,090	0.24%	2,535,094	10,612	0.56%
Short-term borrowings	—	—	0.00%	187,789	624	0.44%
Long-term FHLB advances	74,681	1,403	2.51%	49,196	1,245	3.38%
Advancement on line of credit	—	—	0.00%	9,489	235	3.31%
Subordinated debentures	21,398	562	3.51%	16,036	475	3.96%
Subordinated notes	138,112	6,045	5.85%	90,429	4,229	6.25%
Unused line of credit fee	—	—	0.00%	—	—	0.00%

Total interest-bearing liabilities	3,696,680	14,100	0.51%	2,888,033	17,420	0.81%

Non-interest-bearing liabilities
Non-interest-bearing deposits	1,670,340			1,081,827
Other liabilities	47,422			43,198

Total liabilities	5,414,443			4,013,058
Shareholders’ equity	681,756			542,622

Total liabilities and shareholders’ equity	$6,096,199			$4,555,680

Net interest income		$149,373			$125,194

Change in net interest income		$24,179

Net interest spread			3.45%			3.83%

Net interest margin			3.62%			4.07%

Table 5 shows changes in interest income and interest expense resulting from changes in volume and changes in interest rates for the three and nine months ended September 30, 2021 compared to the same period in 2020, on a fully taxable basis. The changes in interest rate and volume have been allocated to changes in average volume and changes in average rates, in proportion to the relationship of absolute dollar amounts of the changes in rates and volume.

Table 5: Volume/Rate Analysis

(Fully taxable equivalent)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021 over 2020 Increase (Decrease) Due to Change in			2021 over 2020 Increase (Decrease) Due to Change in
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)
Fed funds sold and securities purchased under resale agreements	$—	$—	$—	$—	$—	$—
Interest-bearing deposits with other banks	185	(20)	165	1,179	(1,237)	(58)
Securities available for sale:
Taxable	2,414	14	2,428	5,855	(1,078)	4,777
Tax-exempt	763	(297)	466	3,108	(1,074)	2,034
Loans	(1,800)	(1,381)	(3,181)	17,793	(3,687)	14,106

Total interest-earning assets:	1,562	(1,684)	(122)	27,935	(7,076)	20,859

Interest bearing deposits:
Interest-bearing demand	$145	$(83)	$62	$1,511	$(3,320)	$(1,809)
Money market	203	(54)	149	1,489	(2,260)	(771)
Savings	35	(230)	(195)	351	(325)	26
CDs (including IRAs and CDARS)	1	(372)	(371)	828	(2,796)	(1,968)

Total interest bearing deposits	384	(739)	(355)	4,179	(8,701)	(4,522)

Short-term borrowings	(132)	—	(132)	(624)	—	(624)
Long-term Federal Home Loan Bank advances	47	(35)	12	677	(519)	158
Advancement on bank line of credit	(54)	—	(54)	(235)	—	(235)
Notes payable	—	—	—	—	—	—
Subordinated debentures	(14)	(13)	1	172	(86)	86
Subordinated notes	182	(10)	172	2,266	(449)	1,817
Unused line of credit fee	—	—	—	—	—	—

Total interest bearing liabilities	413	(771)	(358)	6,435	(9,755)	(3,320)

Net change	$1,149	$(913)	$236	$21,500	$2,679	$24,179

Provision for Loan Losses

Our management assesses the adequacy of the allowance for loan losses by applying the provisions of ASC 450 and FASB ASC 310-10-35. Specific allocations are determined for loans considered to be impaired and loss factors are assigned to the remainder of the loan portfolio to determine an appropriate level in the allowance for loan losses. The allowance is adjusted, as necessary, by making a provision for loan losses. The specific allocations for impaired loans are assigned based on an estimated net realizable value after a thorough review of the credit relationship. The potential loss factors associated with the remainder of the loan portfolio are based on an internal net loss experience, as well as management’s review of trends within the portfolio and related industries.

While general economic trends have continued to improve, we cannot be certain that the current economic conditions will continue in the future. Recent and ongoing events at the national and international levels can create uncertainty in the financial markets. Despite these economic uncertainties, we continue to follow our historically conservative procedures for lending and evaluating the provision and allowance for loan losses. Our practice continues to be primarily traditional real estate and commercial lending with strong loan-to-value ratios.

Generally, commercial, real estate other, real estate 1-4 family, and agriculture loans are assigned a level of risk at origination. Thereafter, these loans are reviewed on a regular basis. The periodic reviews generally include loan payment and collateral status, the borrowers’ financial data, and key ratios such as cash flows, operating income, liquidity, and leverage. A material change in the borrower’s credit analysis can result in an increase or decrease in the loan’s assigned risk grade. Aggregate dollar volume by risk grade is monitored on an on-going basis.

Our management reviews certain key loan quality indicators on a quarterly basis, including current economic conditions, delinquency trends and ratios, portfolio mix changes, and other information management deems necessary. This review process provides a degree of objective measurement that is used in conjunction with periodic internal evaluations. To the extent that this review process yields differences between estimated and actual observed losses, adjustments are made to the loss factors used to determine the appropriate level of the allowance for loan losses.

The provision for loan losses represents management’s determination of the amount necessary to be charged against the current period’s earnings to maintain the allowance for loan losses at a level that is considered adequate in relation to the estimated risk inherent in the loan portfolio.

We had provisions for loan losses of $1.4 million and $6.4 million for the three months ended September 30, 2021 and 2020, respectively, reflecting a $5.0 million decrease in the provision for loan losses for the third quarter of 2021 versus the third quarter of 2020. We had provisions for loan losses of negative $11.8 million and positive $14.8 million for the nine months ended September 30, 2021 and 2020, respectively. The decreases in the provision for loan losses during the three and nine-month periods of 2021 versus the three and nine-month periods of 2020 are primarily a result of improving economic factors and continued strong asset quality with non-performing loans to gross loans of 2.23% and non-performing assets of 1.24% as of September 30, 2021. Non-performing loans to gross loans were 1.72% and non-performing assets were 1.19% as of September 30, 2020. In addition, net charge-offs to average gross loans were 0.02% for the three month periods ended September 30, 2021 and September 30, 2020. Net charge-offs to average gross loans were 0.08% and 0.07% for the nine-month periods ended September 30, 2021 and September 30, 2020, respectively.

Based upon current accounting guidance, the allowance for loan losses is not carried over in an acquisition. As a result, none of the acquired loans had any allocation of the allowance for loan losses at merger date. This is the result of all purchased loans being recorded at fair value in accordance with the fair value methodology prescribed in ASC Topic 820. However, as the acquired loans payoff , renew, or experience deterioration in credit quality, and as the acquired footprint originates new loan production, it is necessary to establish an allowance which represents an amount that, in management’s judgment, will be adequate to absorb credit losses. The allowance for loan loss methodology for all originated loans as disclosed in Note 1 to the Notes to Consolidated Financial Statements for the year ended December 31, 2020 and in Note 1 of the Notes to the Unaudited Consolidated Financial Statements as of and for the periods ending September 30, 2021, was used for new loans originated in the acquired footprint. Our current or historical provision levels should not be relied upon as a predictor or indicator of future levels going forward.

Non-Interest Income

Total non-interest income was $14.6 million and $42.4 million for the three and nine months ended September 30, 2021, compared to $11.8 million and $38.3 million for the same periods in 2020. Our recurring non-interest income includes service charges on deposit accounts, other service charges and fees, trust, custodian and investment fees, mortgage lending income, increase in cash value of life insurance and dividends.

Table 6 measures the various components of our non-interest income for the three and nine months ended September 30, 2021 and 2020, respectively, as well as changes for the three and nine months ended September 30, 2021 compared to the same period in 2020.

Table 6: Non-Interest Income

	Three Months Ended				Nine Months Ended
	September 30,		2021 Change		September 30,		2021 Change
	2021	2020	from 2020		2021	2020	from 2020
	(Dollars in thousands)
Service charges and other fees	$7,291	$6,000	$1,291	21.5%	$18,827	$14,861	$3,966	26.7%
Net realized gain on sales of securities available for sale (1)	816	176	640	363.6%	758	7,531	(6,773)	(89.9)%
Net holding gain on marketable equity securities	(10)	—	(10)	0.0%	(44)	53	(97)	(183.0)
Net gain on sale of loans held for sale	—	—	—	0.0%	—	—	—	0.0%
Real estate mortgage fees	1,869	1,663	206	12.4%	6,298	3,901	2,397	61.4%
Trust, custodian and investment center fees	3,287	2,597	690	26.6%	9,780	7,581	2,199	29.0%
Other income	1,330	1,389	(59)	(4.2)%	6,767	4,408	2,359	53.5%

Total non-interest income	$14,583	$11,825	$2,758		$42,386	$38,335	$4,051

(1)	For both periods shown, these are also the amounts reflected in accumulated other comprehensive income related to reclassification adjustments.

Non-interest income increased $2.8 million, or 23.3%, to $14.6 million for three months ended September 30, 2021 from $11.8 million for the same period in 2020. The increase in non-interest income was primarily due to a $1.3 million increase in service charges and fees, a $690,000 increase in trust, custodian and investment center fees and a $640,000 increase in net realized holding gains on sales of securities.

Additional details for the three months ended September 30, 2021 on some of the more significant changes are as follows:

•	The $1.3 million increase in service charges and other fees is primarily due to an increase in customer volume.

•	The $690,000 increase in trust, custodian and investment center fees is primarily related to new account growth.

•	The $640,000 increase in net realized holding gains on sales of securities available for sale is due to more securities being sold in 2021 than in 2020.

Non-interest income increased $4.1 million, or 10.6%, to $42.4 million for nine months ended September 30, 2021 from $38.3 million for the same period in 2020. The primary factors that resulted in this increase were a $4.0 million increase in service charges and other fees, $2.4 million increase in real estate mortgage fees, $2.4 million increase in other income, and $2.2 million increase in trust, custodian and investment center fees. The increase was partially offset by a $6.8 million decrease in net realized gain of securities sold.

Additional details for the nine months ended September 30, 2021 on some of the more significant changes are as follows:

•	The $4.0 million increase in service charges and other fees is primarily due to an increase in customer volume.

•	The $2.4 million increase in real estate mortgage fees is related to additional secondary market production.

•	The $2.4 million increase in other income is primarily related to $2.3 million of recovered non-accrual interest from prior years.

•	The $2.2 million increase in trust, custodian and investment center fees is primarily related to new account growth.

•	The $6.8 million decrease in net realized holding gains on sales of securities available for sale is due to more securities being sold in 2020 than in 2021.

Non-Interest Expense

Non-interest expense primarily consists of salaries and employee benefits, occupancy and equipment, data processing, and other expenses such as advertising, merger and acquisition expenses, amortization of intangibles, electronic banking expense, FDIC and state assessment, insurance, legal and accounting fees and other professional fees.

Table 7 below sets forth a summary of non-interest expense for the three and nine months ended September 30, 2021 and 2020, as well as changes for the three and nine months ended September 30, 2021 compared to the same period in 2020.

Table 7: Non-Interest Expense

	Three Months Ended				Nine Months Ended
	September 30,		2021 Change		September 30,		2021 Change
	2021	2020	from 2020		2021	2020	from 2020
	(Dollars in thousands)
Salaries and employee benefits	$26,654	$24,123	$2,531	10.5%	$74,885	$61,493	$13,392	21.8%
Occupancy and equipment, net	5,321	4,341	980	22.6%	15,817	11,622	4,195	36.1%
Data processing expense	3,393	2,782	611	22.0%	9,208	6,899	2,309	33.5%
Legal and professional	3,356	2,591	765	29.5%	7,027	5,121	1,906	37.2%
FDIC assessment	417	351	66	18.8%	1,202	456	746	163.6%
Debit card expenses	399	394	5	1.3%	1,328	1,000	328	32.8%
Other expense	3,857	4,153	(296)	(7.1)%	13,905	13,175	730	5.5%

Total non-interest expense	$43,397	$38,735	$4,662		$123,372	$99,766	$23,606

Non-interest expense increased $4.7 million, or 12.0%, to $43.3 million for the three months ended September 30, 2021 from $38.7 million for the same period in 2020. The primary factor that resulted in this increase was the changes related to salaries and employee benefits. Other factors were changes related to occupancy and equipment expenses, data processing expenses, and legal and professional fees.

Additional details for the three months ended September 30, 2021 on some of the more significant changes are as follows:

•

The $2.5 million increase in salaries and employee benefits expense is primarily due to increased salary expenses related to employees acquired through recent acquisitions as well as the normal increased cost of doing business and an increase in salary expense incentives.

•	The $980,000 increase in occupancy and equipment expense is primarily related to repairs and depreciation of branches acquired through recent acquisitions.

•	The $765,000 increase in legal and professional fees is primarily due to additional holding company legal expenses and corporate matters.

•	The $611,000 increase in data processing expense is primarily related to an increase in software and licensing expenses.

Non-interest expense increased $23.6 million, or 23.7%, to $123.4 million for the nine months ended September 30, 2021 from $99.8 million for the same period in 2020. The primary factor that resulted in this increase was the changes related to salaries and employee benefits. Other factors were changes related to occupancy and equipment expenses, data processing expenses, and legal and professional fees.

Additional details for the nine months ended September 30, 2021 on some of the more significant changes are as follows:

•

The $13.4 million increase in salaries and employee benefits expense is primarily due to increased salary expenses related to employees acquired through recent acquisitions as well as the normal increased cost of doing business and an increase in salary expense incentives.

•	The $4.2 million increase in occupancy and equipment expense is primarily related to repairs and depreciation of branches acquired through recent acquisitions.

•

The $2.3 million increase in data processing expense is primarily related to an increase in software, licensing, software maintenance, core processing expenses, telecommunication services and bill pay expenses.

•	The $1.9 million increase in legal and professional fees is primarily due to additional holding company legal expenses and corporate matters.

Income Taxes

Income tax expense increased $660,000 or 22.7%, to $3.6 million for the three-month period ended September 30, 2021, from $2.9 million for the same period in 2020. Income tax expense increased $6.1 million, or 73.4%, to $14.3 million for the nine-month period ended September 30, 2021, from $8.3 million for the same period in 2020. The effective income tax rate was 18.39% and 18.28% for the three and nine-month period ended September 30, 2021, compared to 17.98% and 17.34% for the same periods in 2020.

Financial Condition as of and for the Period Ended September 30, 2021 and December 31, 2020

Our total assets as of September 30, 2021 increased $801.9 million to $6.44 billion from the $5.64 billion reported as of December 31, 2020. Cash and cash equivalents increased $179.0 million, or 24.8%, for the nine months ended September 30, 2021. The increase in cash and cash equivalents is due to loan paydowns as well as the significant amount of excess liquidity in the market as a continued result of the COVID-19 pandemic and the accompanying governmental response. Our loan portfolio balance increased to $3.48 billion as of September 30, 2021 from $3.44 billion at December 31, 2020 and reflects $215.5 million of the Company’s PPP loans being forgiven during the first nine months of 2021. PPP loan forgiveness was offset by $118.0 million in organic growth, $120.4 million new PPP loans, and $18.0 million of acquired loans during 2021. Total deposits increased $779.4 million to $5.47 billion as of Sept 30, 2021 from $4.69 billion as of December 31, 2020, which was due to customers holding higher deposit balances in response to the COVID-19 pandemic as well as the accompanying governmental response to the pandemic. Stockholders’ equity increased $27.2 million to $695.8 million as of September 30, 2021, compared to $668.6 million as of December 31, 2020. The $27.2 million increase in stockholders’ equity is primarily associated with the $64.1 million in net income for the nine months ended September 30, 2021, which was partially offset by the $23.5 million of stock repurchases in 2021.

Loan Portfolio

Loans Receivable

Our loan portfolio averaged $3.48 billion and $3.62 billion during the three months ended September 30, 2021 and 2020, respectively. Our loan portfolio averaged $3.46 billion and $3.06 billion during the nine months ended September 30, 2021 and 2020, respectively. Loans receivable were $3.53 billion and $3.51 billion as of September 30, 2021 and December 31, 2020, respectively.

The CARES Act was passed by Congress and signed into law on March 27, 2020. The CARES Act includes an allocation for loans to be issued by financial institutions through the Small Business Administration (“SBA”). This program is known as the Paycheck Protection Program (“PPP”). PPP loans are forgivable, in whole or in part, so long as employee and compensation levels of the borrower are maintained, and the proceeds are used for payroll and other permitted purposes in accordance with the requirements of the PPP. These loans carry a fixed rate of 1.00% and a term of two years, if not forgiven, in whole or in part. Payments are deferred for the first six months of the loan. The loans are 100% guaranteed by the SBA. The SBA pays the originating bank a processing fee ranging from 1.00% to 5.00%, based on the size of the loan. The Paycheck Protection Program and Health Care Enhancement Act (“PPP/HCEA Act”) was enacted on April 24, 2020. The PPP/HCEA Act authorizes additional funds under the CARES Act for PPP loans to be issued by financial institutions through the SBA. The Consolidated Appropriations Act (“CAA”) was signed into law on December 27, 2020. The CAA also authorizes additional funds under the CARES Act for PPP loans to be issued by financial institutions through the SBA. As of September 30, 2021, the Company had $112.5 million of PPP loans included in commercial, net of $6.6 million of net unearned deferred. From December 31, 2020 to September 30, 2021, the Company experienced an increase of approximately $36.8 million in loans. The increase in the loan portfolio is primarily due to the Muleshoe and Tahoka acquisition of $18.0 million and $118.0 million of organic growth. The increase is partially offset by $99.2 million in PPP loan decline resulting from $215.5 million of PPP loans being forgiven during the first nine months of 2021 and partially offset by $120.5 million in new PPP loans during the first nine months of 2021.

The most significant components of the loan portfolio were commercial real estate, residential real estate, and commercial and industrial loans. These loans are generally secured by residential or commercial real estate or business or personal property. Loans receivable were approximately $3.53 billion.

As of September 30, 2021, we had approximately $562.6 million of construction land development loans which were collateralized by land.

Table 8 presents our loans receivable balances by category as of September 30, 2021 and December 31, 2020.

Table 8: Loans Receivable

	As of	As of
	September 30, 2021	December 31, 2020
	(In thousands)
Commercial	$746,581	$815,291
Real estate – other	1,792,240	1,788,154
Real estate – 1-4 family	637,461	605,954
Agriculture	321,041	260,174
Consumer	36,674	37,553

Loans receivable	3,533,997	3,507,126
Net deferred loan origination fees	(15,797)	(11,143)

Gross loans	$3,518,200	$3,495,983

Real Estate - Other: Primary categories in this real estate sector of the loan portfolio are commercial real estate, construction, ranch, farm land and land development.

Commercial real estate loans typically involve larger principal amounts, and repayment of these loans is generally dependent on cash flow generated from lease income of the property securing the loan or the business conducted on the property securing the loan. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Credit risk in these loans may be impacted by the creditworthiness of a borrower, property values and the local economies in the borrower’s market area.

Construction and land development real estate loans are usually based upon estimates of costs and estimated value of the completed project and include independent appraisal reviews and a financial analysis of the developers and property owners. Sources of repayment of these loans may include permanent loans, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are considered to be higher risk than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, general economic conditions and the availability of long-term financing. Credit risk in these loans may be impacted by the creditworthiness of a borrower, property values and the local economies in the borrower’s market area.

As of September 30, 2021 and December 31, 2021, real estate - other loans totaled $1.79 billion, or 51% of loans receivable.

Real Estate - 1-4 Family: The residential real estate loans are generally secured by owner-occupied 1-4 family residences. Repayment of these loans is primarily dependent on the personal income and credit rating of the borrowers. Credit risk in these loans can be impacted by economic conditions within the borrower’s market areas that might impact either property values or a borrower’s personal income. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers. Residential real estate loans generally have a loan-to-value ratio of up to 80%. These loans are underwritten by giving consideration to the borrower’s ability to pay, stability of employment or source of income, debt-to-income ratio, credit history and loan-to-value ratio.

As of September 30, 2021 Real Estate – 1-4 Family loans totaled $637.5 million, or 18% of loans receivable, compared to $606.0 million, or 17% of loans receivable, as of December 31, 2020.

Consumer Loans. The consumer loan portfolio consists of various term and line of credit loans such as automobile loans and loans for other personal purposes. Repayment for these types of loans will come from a borrower’s income sources that are typically independent of the loan purpose. Credit risk is driven by consumer economic factors such as unemployment and general economic conditions in the Company’s market areas and the creditworthiness of a borrower.

As of September 30, 2021, consumer loans totaled $36.7 million, or 1% of loans receivable, compared to $37.6 million, or 1% of loans receivable, as of December 31, 2020.

Commercial Loans. The commercial portfolio includes loans to commercial customers for use in financing working capital needs, equipment purchases and expansions. The loans in this category are repaid primarily from the cash flow of a borrower’s principal business operation. Credit risk in these loans is driven by creditworthiness of a borrower and the economic conditions that impact the cash flow stability from business operations. Energy loans are included in this sector.

The loan to value ratio depends on the type of collateral. Generally, accounts receivable are financed at between 70% and 80% of accounts receivable less than 90 days past due. Inventory financing will range between 50% and 60% (with no work in process) depending on the borrower and nature of inventory. We require a first lien position for those loans.

As of September 30, 2021, commercial loans totaled $746.6 million, or 21% of loans receivable, compared to $815.3 million, or 23% of loans receivable, as of December 31, 2020.

Agriculture Loans. Agricultural loans are subject to underwriting standards and processes similar to commercial loans. These agricultural loans are based primarily on the underlying collateral provided by the borrower. Most agricultural loans are secured by the agriculture-related assets being financed, such as cattle or equipment, and include personal guarantees.

As of September 30, 2021, Agriculture loans totaled $321.0 million, or 9% of loans receivable, compared to $260.2 million, or 7% of loans receivable, as of December 31, 2020

Non-Performing Assets

The Company monitors credit quality within its loan portfolio based on primary credit quality indicators on an ongoing basis. All of the Company’s loans are evaluated, either individually or as part of groups of homogenous smaller loans, and identified either as pass or as criticized.

The classification of loans reflects a judgment about the risks of default and loss associated with the loans. Ratings are adjusted to reflect management’s assessment of the degree of risk and loss inherent in each credit.

Pass rated refers to loans that are not considered criticized.

Criticized loans pose an elevated risk and may have a high probability of default or total loss. These loans are further subdivided into risk ratings of special mention, substandard, doubtful or loss.

Loans rated special mention show clear signs of financial weaknesses or deterioration in credit worthiness; however, such concerns are not so pronounced that the Company generally expects to experience significant loss within the short term. Such loans typically maintain the ability to perform within standard credit terms.

Loans rated substandard are those for which the normal repayment of principal and interest may be, or has been, jeopardized by reason of adverse trends or developments of a financial, managerial, economic or political nature, or for which important weaknesses exist in collateral. Prompt corrective action is therefore required to strengthen the Company’s position, to reduce exposure, and to assure that adequate remedial measures are taken by the borrower. Credit exposure becomes more likely in such loans and a serious evaluation of the secondary support is performed.

Loans rated doubtful are those for which full collection of principal appears highly questionable, and for which some degree of loss is anticipated, even though the ultimate amount of loss may not yet be certain, or for which other factors exist which could affect collection of debt. Based upon available information, positive action by the Company is required to avert or minimize loss. Loans rated doubtful are generally also placed on nonaccrual.

Loans rated loss are those that are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off as a basically worthless asset even though partial recovery may occur in the future.

We have purchased loans with deteriorated credit quality in our September 30, 2021 financial statements as a result of our historical acquisitions. The credit metrics most heavily impacted by our acquisitions of acquired loans with deteriorated credit quality were the following credit quality indicators listed in Table 9 below:

•	Allowance for loan losses to non-performing loans;

•	Non-performing loans to total loans; and

•	Non-performing assets to total assets.

On the date of acquisition, acquired credit-impaired loans are initially recognized at fair value, which incorporates the present value of amounts estimated to be collectible. As a result of the application of this accounting methodology, certain credit-related ratios, including those referenced above, may not necessarily be directly comparable with periods prior to the acquisition of the credit-impaired loans and non-performing assets, or comparable with other institutions.

Table 9 sets forth information with respect to our non-performing assets as of September 30, 2021 and December 31, 2020. As of these dates, all non-performing restructured loans are included in non-accrual loans.

Table 9: Non-performing Assets

	As of	As of
	September 30, 2021	December 31, 2020
	(Dollars in thousands)
Non-accrual loans	$23,941	$51,871
Loans modified in a restructuring	3,838	1,718
Loans modified in a restructuring due to COVID-19	50,407	—
Other impaired loans	350	—

Total non-performing loans	78,536	53,589

Other non-performing assets
Foreclosed assets held for sale, net	1,064	1,080

Total non-performing assets	$79,600	$54,669

Allowance for loan loss to non-performing loans	51.32%	102.36%
Non-performing loans to gross loans	2.23%	1.53%
Non-performing assets to total assets	1.24%	0.97%

Our non-performing loans are composed of non-accrual loans, accruing restructured loans, and other loans for which it is probable that Happy will be unable to collect all amounts due from the borrower. Our bank subsidiary recognizes income principally on the accrual basis of accounting. When loans are classified as non-accrual, the accrued interest is charged off and no further interest is accrued, unless the credit characteristics of the loan improve. If a loan is determined by management to be uncollectible, the portion of the loan determined to be uncollectible is then charged to the allowance for loan losses.

Total non-performing loans were $78.5 million and $53.6 million as of September 30, 2021 and December 31, 2020, respectively.

Troubled debt restructurings (“TDRs”) generally occur when a borrower is experiencing, or is expected to experience, financial difficulties in the near term. As a result, we will work with the borrower to prevent further difficulties, and ultimately to improve the likelihood of recovery on the loan. In those circumstances it may be beneficial to restructure the terms of a loan and work with the borrower for the benefit of both parties, versus forcing the property into foreclosure and having to dispose of it in an unfavorable and depressed real estate market. When we have modified the terms of a loan, we usually either reduce the monthly payment and/or interest rate for generally about three to twelve months. For our TDRs that accrue interest at the time the loan is restructured, it would be a rare exception to have charged-off any portion of the loan.

A loan modification that might not otherwise be considered may be granted resulting in classification as a TDR. These loans can involve loans remaining on non-accrual, moving to non-accrual, or continuing on an accrual status, depending on the individual facts and circumstances of the borrower. Generally, a non-accrual loan that is restructured remains on non-accrual for a period of nine months to demonstrate that the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can pay under the new terms and may result in the loan being returned to an accrual status after a shorter performance period. If the borrower’s ability to meet the revised payment schedule is not reasonably assured, the loan will remain in a non-accrual status.

Section 4013 of the CARES Act enacted in March 2020 provides financial institutions optional temporary relief from the TDR classification requirements for certain COVID-19 related loan modifications. Specifically, financial institutions may elect to suspend TDR classification for certain loan modifications related to COVID-19 made between March 1, 2020 and the earlier of December 31, 2020 or 60 days after termination of the President’s national emergency declaration for COVID-19. On December 28, 2020, an extension of section 4013 of the CARES Act, provided institutions with an extension of the temporary option to not apply ASC Subtopic 310-40 until January 1, 2022. Further, financial institutions do not need to determine impairment associated with certain loan concessions that would otherwise have been required for TDRs (e.g., interest rate concessions, payment deferrals, or loan extensions). On April 7, 2020, the Federal Reserve Board and the other federal bank regulatory agencies issued an interagency statement clarifying the relationship between the Section 4013 of the CARES Act and previous guidance issued by the agencies on March 22, 2020. This interagency statement encourages financial institutions to work prudently with borrowers who are or may be unable to meet their payment obligations because of COVID-19 and states that the agencies view loan modification programs as positive actions that can mitigate adverse effects on borrowers due to COVID-19. The Company relied on Section 4013 of the CARES Act in accounting for loan modifications as of September 30, 2021. The Company has granted loan modifications of $50.8 million.

The majority of Happy State Bank’s loan modifications relates to commercial lending and involves reducing the interest rate, changing from a principal and interest payment to interest-only, lengthening the amortization period, or a combination of some or all of the three. In addition, it is common for Happy State Bank to seek additional collateral or guarantor support when modifying a loan. At September 30, 2021 and December 31, 2020, the amount of TDRs was $10.1 million and $13.5 million, respectively. As of September 30, 2021 and December 31, 2020, all restructured loans were performing to the terms of the restructure.

Total foreclosed assets held for sale were $1.1 million as of September 30, 2021 and December 31, 2020.

As of September 30, 2021, we had no foreclosed properties with a carrying value greater than $1.0 million.

Table 10 shows the summary of foreclosed assets held for sale as of September 30, 2021 and December 31, 2020.

Table 10: Foreclosed Assets Held For Sale

	As of	As of
	September 30, 2021	December 31, 2020
	(In thousands)
Construction, land development and other land	$—	$—
Farmland	—	—
1-4 Family Residential	143	213
Multifamily residential	—	—
Nonfarm nonresidential	921	867

Total other real estate owned	$1,064	$1,080

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include nonperforming commercial loans (generally those on nonaccrual), and loans modified in troubled debt restructurings when concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. As of September 30, 2021 and December 31, 2020, impaired loans were $78.5 million and $53.6 million, respectively. The amortized cost balance for loans with a specific allocation decreased from $11.0 million to $8.5 million, and the specific allocation for impaired loans decreased by approximately $1.7 million for the period ended September 30, 2021 compared to the period ended December 31, 2020. The decrease in the specific allocation was largely due to a charge off in 2021 of $1.4 million on loans with an amortized cost balance of $2.0 million as of December 31, 2020.

We evaluated loans purchased in conjunction with our historical acquisitions for impairment in accordance with the provisions of FASB ASC Topic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. Purchased loans are considered impaired if there is evidence of credit deterioration since origination and if it is probable that not all contractually required payments will be collected. As of September 30, 2021, there was $172,000 established in the allowance for loan losses relating to purchased credit impaired loans due to further additional deterioration in credit quality since acquisition. All purchased loans with deteriorated credit quality are considered impaired loans at the date of acquisition.

There were $10.5 million and $10.6 million of purchased credit impaired loans as of September 30, 2021 and December 31, 2020, respectively.

Past Due and Non-Accrual Loans

Table 11 shows the summary of non-accrual loans as of September 30, 2021 and December 31, 2020:

Table 11: Total Non-Accrual Loans

	As of	As of
	September 30, 2021	December 31, 2020
	(In thousands)
Commercial	$7,113	$12,431
Real estate – other	15,816	38,703
Real estate 1-4 family	682	449
Agriculture	218	288
Consumer	111	—

Total non-accrual loans	$23,941	$51,871

If non-accrual loans had been accruing interest in accordance with the original terms of their respective agreements, interest income of approximately $450,000 and $762,000, respectively, would have been recorded for the three-month periods ended September 30, 2021 and 2020. If non-accrual loans had been accruing interest in accordance with the original terms of their respective agreements, interest income of approximately $1.2 million and $2.3 million, respectively, would have been recorded for the nine-month periods ended September 30, 2021 and 2020. The interest income recognized on non-accrual loans for the three and nine months ended September 30, 2021 and 2020 was considered immaterial.

Table 12 shows the summary of accruing past due loans 90 days or more as of September 30, 2021 and December 31, 2020:

Table 12: Loans Accruing Past Due 90 Days or More

	As of	As of
	September 30, 2021	December 31, 2020
	(In thousands)
Commercial	$—	$538
Real estate – other	80	—
Real estate 1-4 family	396	582
Agriculture	—	—
Consumer	—	—

Total loans accruing past 90 days or more	$476	$1,120

Allowance for Loan Losses

Overview. The allowance for loan losses is maintained at a level which our management believes is adequate to absorb all probable losses on loans in the loan portfolio. The amount of the allowance is affected by: (i) loan charge-offs, which decrease the allowance; (ii) recoveries on loans previously charged off, which increase the allowance; and (iii) the provision of possible loan losses charged to income, which generally increases the allowance. In determining the provision for possible loan losses, it is necessary for our management to monitor fluctuations in the allowance resulting from actual charge-offs and recoveries and to periodically review the size and composition of the loan portfolio in light of current and anticipated economic conditions. If actual losses exceed the amount of allowance for loan losses, our earnings could be adversely affected.

As we evaluate the allowance for loan losses, we categorize it as follows: (i) specific allocations; (ii) general allocations; and (iv) miscellaneous allocations.

Specific Allocations. As a general rule, if a specific allocation is warranted, it is the result of an analysis of a previously classified credit or relationship. Typically, when it becomes evident through the payment history or a financial statement review that a loan or relationship is no longer supported by the cash flows of the asset and/or borrower and has become collateral dependent, we will use appraisals or other collateral analysis to determine if collateral impairment has occurred. The amount or likelihood of loss on this credit may not yet be evident, so a charge-off would not be prudent. However, if the analysis indicates that an impairment has occurred, then a specific allocation will be determined for this loan. If our existing appraisal is outdated or the collateral has been subject to significant market changes, we will obtain a new appraisal for this impairment analysis. The majority of our impaired loans are collateral dependent at the present time, so third-party appraisals were used to determine the necessary impairment for these loans. Cash flow available to service debt was used for the other impaired loans. This analysis is performed each quarter in connection with the preparation of the analysis of the adequacy of the allowance for loan losses, and if necessary, adjustments are made to the specific allocation provided for a particular loan.

The recognition of any provision or related charge-off on a collateral dependent loan is either through annual credit analysis or, many times, when the relationship becomes delinquent. If the borrower is not current, we will update our credit and cash flow analysis to determine the borrower’s repayment ability. If we determine this ability does not exist and it appears that the collection of the entire principal and interest is not likely, then the loan could be placed on non-accrual status. In any case, loans generally are classified as non-accrual no later than 90 days past due. If the loan requires a quarterly impairment analysis, this analysis is completed in conjunction with the completion of the analysis of the adequacy of the allowance for loan losses. Any exposure identified through the impairment analysis is shown as a specific reserve on the individual impairment. If it is determined that a new appraisal or internal validation report is required, it is ordered and will be taken into consideration during completion of the next impairment analysis.

In estimating the net realizable value of the collateral, management may deem it appropriate to discount the appraisal based on the applicable circumstances. In such case, the amount charged off may result in loan principal outstanding being below fair value as presented in the appraisal.

Between the receipt of the original appraisal and the updated appraisal, we monitor the loan’s repayment history. If the loan is $3.0 million or greater, our internal threshold requires an annual credit review. For loans greater than $250,000, our policy requires financial statements from the borrowers and guarantors at least annually.

As a general rule, when it becomes evident that the full principal and accrued interest of a loan may not be collected, generally at 90 days past due, we will reflect that loan as non-performing. It will remain non-performing until it performs in a manner that it is reasonable to expect that we will collect the full principal and accrued interest.

When the amount or likelihood of a loss on a loan has been determined, a charge-off should be taken in the period it is determined. If a partial charge-off occurs, the quarterly impairment analysis will determine if the loan is still impaired, and thus continues to require a specific allocation.

General Allocations. We establish general allocations for each major loan category. This section also includes allocations to loans, which are collectively evaluated for loss such as residential real estate, commercial real estate, consumer loans, agriculture and commercial and industrial loans. The allocations in this section are based on a historical review of loan loss experience. We give consideration to trends, changes in loan mix, delinquencies, prior losses, and other related information.

Loans Collectively Evaluated for Impairment. Loans receivable collectively evaluated for impairment were $3.45 billion at December 31, 2020 and September 30, 2021. The percentage of the allowance for loan losses allocated to loans receivable collectively evaluated for impairment to the total loans collectively evaluated for impairment was 1.09% and 1.49% at September 30, 2021 and December 31, 2020, respectively.

Charge-offs and Recoveries. Total charge-offs decreased to $1.1 million for the three months ended September 30, 2021, compared to $1.5 million for the same period in 2020. Total charge-offs increased to $4.2 million for the nine months ended September 30, 2021, compared to $4.1 million for the same period in 2020. Total recoveries decreased to $464,000 for the three months ended September 30, 2021, compared to $636,000 for the same period in 2020. Total recoveries decreased to $1.5 million for the nine months ended September 30, 2021, compared to $2.0 million for the same period in 2020. While the 2021 charge-offs and recoveries consisted of many relationships, there was one individual relationship consisting of a $1.4 million charge-off.

We have not charged off an amount less than what was determined to be the fair value of the collateral as presented in the appraisal, less estimated costs to sell (for collateral dependent loans), for any period presented. Loans partially charged-off are placed on non-accrual status until it is proven that the borrower’s repayment ability with respect to the remaining principal balance can be reasonably assured. This is usually established over a period of 6-12 months of timely payment performance.

Table 13 shows the allowance for loan losses, charge-offs and recoveries as of and for the three and nine-month periods ended September 30, 2021 and 2020.

Table 13: Analysis of Allowance for Loan Losses

	Three Months Ended September 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(Dollars in thousands)
Balance, beginning of period	$39,504	$41,158	$54,855	$34,152
Loans charged off:
Commercial	480	1,098	2,405	2,848
Real Estate	98	—	570	55
Agricultural	—	—	31	70
Consumer	485	354	1,242	1,141

Total loans charged off	1,063	1,452	4,248	4,114

Recoveries of loans previously charged off:
Commercial	179	367	515	666
Real Estate	43	92	200	184
Agricultural	—	1	10	493
Consumer	242	176	793	611

Total loan recoveries	464	636	1,518	1,954

Net loans charged off (recovered)	599	816	2,730	2,160
Total provision for loan losses	1,400	6,400	(11,820)	14,750

Balance at end of period	$40,305	$46,742	$40,305	$46,742

Allocated Allowance for Loan Losses. We use a specific reserve methodology in the calculation and allocation of our allowance for loan losses. While the allowance is allocated to various loan categories in assessing and evaluating the level of the allowance, the allowance is available to cover charge-offs incurred in all loan categories.

The changes for the period ended September 30, 2021 and the year ended December 31, 2020 in the allocation of the allowance for loan losses for the individual types of loans are primarily associated with changes in the ASC 310 calculations, both individual and aggregate, and changes in the ASC 450 calculations. These calculations are affected by changes in individual loan impairments, changes in asset quality, net charge-offs during the period and normal changes in the outstanding loan portfolio, as well any changes to the general allocation factors due to changes within the actual characteristics of the loan portfolio.

Table 14 presents the allocation of allowance for loan losses as of September 30, 2021 and December 31, 2020.

Table 14: Allocation of Allowance for Loan Losses

	As of September 30, 2021		As of December 31, 2020
	Allocated Allowance	% of Total	Allocated Allowance	% of Total
	(Dollars in thousands)
Balance at end of each period applicable to:
Commercial	11,229	27.9%	17,395	31.7%
Real Estate – Other	20,538	51.0%	29,738	54.2%
Real Estate 1-4 Family	330	0.8%	272	0.5%
Agriculture	7,622	18.9%	6,856	12.5%
Consumer	586	1.5%	594	1.1%

Total allowance for loan losses	$40,305	100.0%	$54,855	100.0%

Investment Securities

Our debt securities portfolio is the second largest component of earning assets and provides a significant source of revenue. Debt securities within the portfolio are classified as held-to-maturity, available-for-sale, or trading based on the intent and objective of the investment and the ability to hold to maturity. Currently, all of our securities portfolio is classified as available-for-sale. Fair values of debt securities are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable debt securities. The estimated effective duration of our debt securities portfolio was 6.8 years as of September 30, 2021.

Debt securities available-for-sale are reported at fair value with unrealized holding gains and losses reported as a separate component of stockholders’ equity as other comprehensive income. Debt securities that are held as available-for-sale are used as a part of our asset/liability management strategy. Debt securities that may be sold in response to interest rate changes, changes in prepayment risk, the need to increase regulatory capital, and other similar factors are classified as available-for-sale. Available-for-sale debt securities were $1.55 billion and $958.3 million as September 30, 2021 and December 31, 2020, respectively.

As of September 30, 2021, $1.08 billion, or 69.3%, of our available-for-sale debt securities portfolio were invested in obligations of state and political subdivisions, of which a portion are tax exempt, compared to $567.6 million, or 59.2%, of our available-for-sale debt securities as of December 31, 2020. As of September 30, 2021, $261.2 million, or 16.8%, of our available-for-sale debt securities were invested in collateralized mortgage obligations, compared to $208.1 million, or 21.7%, of our available-for-sale debt securities as of December 31, 2020. We had $72.9 million, or 4.7%, invested in asset-backed debt securities as of September 30, 2021, compared to $99.1 million, or 10.3%, of our available-for-sale debt securities as of December 31, 2020. Also, we had approximately $142.6 million, or 9.2%, invested in other debt securities as of September 30, 2021, compared to $83.5 million, or 8.7% of our available-for-sale debt securities as of December 31, 2020.

See Note 2 “Securities” in the Condensed Notes to Consolidated Financial Statements for the carrying value and fair value of investment securities.

Deposits

Our deposits averaged $5.34 billion and $5.13 billion for the three and nine months ended September 30, 2021, respectively. Total deposits were $5.47 billion as of September 30, 2021, and $4.69 billion as of December 31, 2020. Deposits are our primary source of funds. We offer a variety of products designed to attract and retain deposit customers. Those products consist of checking accounts, regular savings deposits, NOW accounts, money market accounts and certificates of deposit. Deposits are gathered from individuals, partnerships and corporations in our market areas. In addition, we obtain deposits from state and local entities and, to a lesser extent, U.S. Government and other depository institutions.

As part of normal interest rate risk management practices, we maintain brokered deposits under reciprocal brokered Insured Cash Sweep and CDARs deposits with primarily public fund customers in the normal course of business. This allows us to pledge fewer investment securities to collateralize these accounts and utilize the funds for other purposes, such as lending.

We have other transaction accounts with stated terms and balance targets of up to one year that are considered brokered at the current time as noted below. These funds are generally tied to an index that floats with either the target federal funds or effective federal funds rates and are used in the normal course of business.

From time to time, brokered certificates of deposit may be utilized to provide enhanced interest rate risk protection through retained call options when they provide needed funding with additional rates down protection, through our ability to call the deposits and reissue at lower rates, in addition to capped funding costs for those deposits.

To the extent that our condition or reputation deteriorates, or to the extent that there are significant changes in market interest rates which we do not elect to match, we may experience an outflow of non-reciprocal brokered deposits. In that event we would be required to obtain alternate sources for funding.

Table 15 reflects the classification of the brokered deposits as of September 30, 2021 and December 31, 2020.

Table 15: Brokered Deposits

	September 30, 2021	December 31, 2020
	(In thousands)
Time Deposits	$16,534	$16,505
Insured Cash Sweep	330,129	281,302
Other Transaction Accounts	128,034	165,999

Total Brokered Deposits	$474,697	$463,806

The interest rates paid are competitively priced for each particular deposit product and structured to meet our funding requirements. We will continue to manage interest expense through deposit pricing. We may allow higher rate deposits to run off during periods of limited loan demand. We believe that additional funds can be attracted, and deposit growth can be realized through deposit pricing if we experience increased loan demand or other liquidity needs.

The Federal Reserve Board sets various benchmark rates, including the Federal Funds rate, and thereby influences the general market rates of interest, including the deposit and loan rates offered by financial institutions. The Federal Reserve lowered the target rate two times in 2020. First, the target rate was lowered to 1.00% to 1.25% on March 3, 2020; second, the rate was lowered to 0.00% to 0.25% on March 15, 2020. The target rate is currently at 0.00% to 0.25% as of September 30, 2021, which remains unchanged from the target rate as of September 30, 2020.

Table 16 reflects the classification of the average deposits and the average rate paid on each deposit category, which are in excess of 10 percent of average total deposits, for the three and nine months ended September 30, 2021 and 2020.

Table 16: Average Deposit Balances and Rates

	Three Months Ended September 30,
	2021		2020
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
	(Dollars in thousands)
Non-interest-bearing deposits	$1,728,016	0.00%	$1,350,464	0.00%
Interest-bearing demand	1,847,533	0.17%	1,519,397	0.19%
Money market	737,584	0.32%	493,698	0.36%
Savings	602,346	0.10%	546,187	0.26%
CDs (including IRAs and CDARS)	427,392	0.44%	427,027	0.79%

Total deposits	$5,342,871	0.15%	$4,336,773	0.22%

	Nine Months Ended September 30,
	2021		2020
	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
	(Dollars in thousands)
Non-interest-bearing deposits	$1,670,340	0.00%	$1,081,827	0.00%
Interest-bearing demand	1,741,459	0.17%	1,327,665	0.40%
Money market	702,848	0.31%	443,842	0.73%
Savings	589,525	0.15%	396,111	0.22%
CDs (including IRAs and CDARS)	428,656	0.49%	367,476	1.29%

Total deposits	$5,132,829	0.16%	$3,616,921	0.39%

Securities Sold Under Agreements to Repurchase

There were no short-term purchases of securities made under agreements to resell (resale agreements) or sales of securities under agreements to repurchase (repurchase agreements) as of September 30, 2021 or December 31, 2020.

FHLB and Other Borrowed Funds

The Company’s FHLB borrowed funds, which are secured by our loan portfolio, were $74.7 million at September 30, 2021 and December 31, 2020. The Company had no other borrowed funds as of September 30, 2021 or December 31, 2020. At September 30, 2021, and December 31, 2020 all of the outstanding balances were classified as long-term advances. Our remaining FHLB borrowing capacity was $1.20 billion and $1.21 billion as of September 30, 2021 and December 31, 2020, respectively. The FHLB advances mature from 2021 to 2029 with fixed interest rates ranging from 0.561% to 6.712%. Expected maturities could differ from contractual maturities because FHLB may have the right to call or the Company may have the right to prepay certain obligations.

Subordinated Debentures and Subordinated Notes

Subordinated debentures, which consist of subordinated debt securities and guaranteed payments on trust preferred securities, were $21.4 million as of both September 30, 2021 and December 31, 2020.

The trust preferred securities are tax-advantaged issues that qualify for Tier 1 capital treatment subject to certain limitations. Distributions on these securities are included in interest expense. Each of the trusts is a statutory business trust organized for the sole purpose of issuing trust securities and investing the proceeds in our subordinated debentures, the sole asset of each trust. The trust preferred securities of each trust represent preferred beneficial interests in the assets of the respective trusts and are subject to mandatory redemption upon payment of the subordinated debentures held by the trust. We wholly own the common securities of each trust. Each trust’s ability to pay amounts due on the trust preferred securities is solely dependent upon our making payment on the related subordinated debentures. Our obligations under the subordinated securities and other relevant trust agreements, in the aggregate, constitute a full and unconditional guarantee by us of each respective trust’s obligations under the trust securities issued by each respective trust.

In July 2020, the Company completed an private placement of $140 million in aggregate principal amount of its 5.500% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Notes”). Issuance costs totaled $2.3 million and will be amortized to the first call date. The Notes are unsecured, subordinated debt obligations of the Company and will mature on July 31, 2030. The Notes qualify as Tier 2 capital for regulatory purposes.

Stockholders’ Equity

Stockholders’ equity was $695.8 million at September 30, 2021 compared to $668.6 million at December 31, 2020. The $27.2 million increase in stockholders’ equity is primarily associated with the $64.1 million in net income for the nine months ended September 30, 2021, which was partially offset by stock repurchases of $23.6 million in 2021. The annualized increase in stockholders’ equity for the first nine months of 2021 was 5.4%. As of September 30, 2021 and December 31, 2020, our equity to asset ratio was 10.80% and 11.85%, respectively. Book value per share was $35.85 as of September 30, 2021, compared to $33.71 as of December 31, 2020, a 8.5% annualized increase.

Common Stock Cash Dividends. Dividends were not declared during the nine months ended September 30, 2021 or 2020.

Stock Repurchases. There is not a public market for the repurchase of Happy common shares. Historically, Happy has repurchased stock from its shareholders at the market value agreed upon by the board, $48.25 and $53.50 as of September 30, 2020 and December 31, 2020, respectively. During the first nine months of 2021, Happy repurchased 438,867 shares.

Liquidity and Capital Adequacy Requirements

Risk-Based Capital. We, as well as our bank subsidiary, are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and other discretionary actions by regulators that, if enforced, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Our capital amounts and classifications are also subject to qualitative judgments by the regulators as to components, risk weightings and other factors.

Basel III permanently grandfathers trust preferred securities and other non-qualifying capital instruments that were issued and outstanding as of May 19, 2010 in the Tier 1 capital of bank holding companies with total consolidated assets of less than $15 billion as of December 31, 2009. The rule phases out of Tier 1 capital these non-qualifying capital instruments issued before May 19, 2010 by all other bank holding companies.

Basel III amended the prompt corrective action rules to incorporate a “common equity Tier 1 capital” requirement and to raise the capital requirements for certain capital categories. In order to be adequately capitalized for purposes of the prompt corrective action rules, a banking organization will be required to have at least a 4.5% “common equity Tier 1 risk-based capital” ratio, a 4% “Tier 1 leverage capital” ratio, a 6% “Tier 1 risk-based capital” ratio and an 8% “total risk-based capital” ratio.

Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes that, as of September 30, 2021 and December 31, 2020, we met all regulatory capital adequacy requirements to which we were subject.

Table 17 presents our risk-based capital ratios on a consolidated basis as of September 30, 2021 and December 31, 2020.

Table 17: Risk-Based Capital

	As of September 30, 2021	As of December 31, 2020
	(Dollars in thousands)
Tier 1 capital
Stockholders’ equity	$695,846	$668,640
Goodwill and core deposit intangibles, net	134,468	131,294
Unrealized gain on available-for-sale securities	17,236	30,511

Total common equity Tier 1 capital	544,142	506,835
Qualifying trust preferred securities	21,446	21,359

Total Tier 1 capital	565,588	528,194

Tier 2 capital
Allowance for loan losses and off-balance sheet credit exposures	40,967	55,698
Disallowed allowance for loan losses (limited to 1.25% of risk weighted assets)	—	5,821

Qualifying allowance for loan losses	40,967	49,877
Qualifying subordinated notes	138,224	145,370

Total Tier 2 capital	179,191	195,247

Total risk-based capital	$744,779	$723,441

Average total assets for leverage ratio	$6,163,723	$5,296,246

Risk weighted assets	$4,323,844	$3,989,306

Ratios at end of period
Common equity Tier 1 capital	12.6%	12.7%
Leverage ratio	9.2%	10.0%
Tier 1 risk-based capital	13.1%	13.2%
Total risk-based capital	17.2%	18.1%
Minimum guidelines – Basel III
Common equity Tier 1 capital	7.00%	7.00%
Leverage ratio	4.00	4.00
Tier 1 risk-based capital	8.50	8.50
Total risk-based capital	10.50	10.50
Well-capitalized guidelines
Common equity Tier 1 capital	6.50%	6.50%
Leverage ratio	5.00	5.00
Tier 1 risk-based capital	8.00	8.00
Total risk-based capital	10.00	10.00

As of the most recent notification from regulatory agencies, our bank subsidiary was “well-capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well-capitalized,” we, as well as our banking subsidiary, must maintain minimum common equity Tier 1 capital, leverage, Tier 1 risk-based capital, and total risk-based capital ratios as set forth in the table. There are no conditions or events since that notification that we believe have changed the bank subsidiary’s category.

Non-GAAP Financial Measurements

Happy’s accounting and reporting policies conform to generally accepted accounting principles in the United States (“GAAP”) and the prevailing practices in the banking industry. However, this report contains financial information of Happy determined by methods other than in accordance with GAAP, including tangible book value per share and tangible equity to tangible assets.

Happy’s management believes these non-GAAP measures and ratios, when taken together with the corresponding GAAP measures and ratios, provide meaningful supplemental information regarding Happy’s performance. Happy believes investors benefit from referring to these non-GAAP measures and ratios in assessing its operating results and related trends, and when planning and forecasting future periods. However, these non-GAAP measures and ratios should be considered in addition to, and not as a substitute for or preferable to, ratios prepared in accordance with GAAP.

The following tables present non-GAAP reconciliations of tangible book value per share and tangible equity to tangible assets of Happy. The items used in these calculations are included in financial results presented in accordance with GAAP.

Happy had $141.3 million and $138.0 million total goodwill, core deposit intangibles and other intangible assets as of September 30, 2021 and December 31, 2020, respectively. Because of its level of intangible assets and related amortization expenses, Happy’s management believes tangible book value per share and tangible equity to tangible assets are useful in evaluating the company. These calculations, which are similar to the GAAP calculations of book value per share and equity to assets, are presented in Tables 18 and 19, respectively.

Table 18: Tangible Book Value Per Share

	As of September 30, 2021	As of December 31, 2020
	(In thousands, except per share data)
Book value per share: A/B	$35.85	$33.71
Tangible book value per share: (A-C)/B	$28.57	$26.75
(A) Total equity	$695,846	$668,640
(B) Shares outstanding	19,413	19,838
(C) Goodwill and other identifiable intangibles	$141,309	$138,023

Table 19: Tangible Equity to Tangible Assets

	As of September 30, 2021	As of September 30, 2020	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Equity to assets: B/A	10.80%	11.96%	11.85%	13.99%	13.39%	11.14%	10.24%
Tangible equity to tangible assets: (B-C)/(A-C)	8.80%	9.64%	9.64%	12.70%	12.05%	9.83%	8.81%
(A) Total assets	$6,442,828	$5,375,526	$5,640,931	$3,829,288	$3,446,381	$3,413,093	$3,135,819
(B) Total equity	$695,846	$643,135	$668,640	$535,548	$461,323	$380,193	$321,237
(C) Goodwill and other identifiable intangibles	$141,309	$138,223	$138,023	$56,476	$52,285	$49,680	$49,475

Recently Issued Accounting Pronouncements

See Note 1 in Happy’s Condensed Notes to Consolidated Financial Statements for a discussion of certain recently issued and recently adopted accounting pronouncements.

Troubled Debt Restructuring and Loan Modifications for Affected Borrowers. Section 4013 of the CARES Act provides financial institutions the option to temporarily suspend certain requirements under U.S. generally accepted accounting principles (“GAAP”) related to troubled debt restructurings (“TDR”) for a limited period of time to account for the effects of COVID-19. Such suspension may be made if: (i) the loan modification is made between March 1, 2020 and the earlier of December 31, 2020 or 60 days after the national COVID-19 emergency termination date, (ii) the applicable loan was not more than 30 days past due as of December 31, 2019, and (iii) the suspension applies to adverse impact on the credit of a borrower that is related to COVID-19. Section 541 of the Consolidated Appropriations Act extends this relief to the earlier of January 1, 2022 or 60 days after the national COVID-19 emergency termination date. Additionally, on March 22, 2020, certain banking regulators and other agencies issued a statement titled the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus” (the “Interagency Statement”), which encourages financial institutions to work prudently with borrowers who are or may be unable to meet their contractual payment obligations due to the effects of COVID-19. The Interagency Statement was subsequently revised in April 2020 to clarify the interaction of the original guidance with Section 4013 of the CARES Act, as well as setting forth the banking regulators’ views on consumer protection considerations. Consistent with the Interagency Statement and to support our customers, we have deferred loan payments for certain consumer and commercial customers, and have offered fee waivers, payment deferrals, and other expanded assistance for automobile, mortgage, small business and personal lending customers. The Company relied on Section 4013 of the CARES Act in accounting for loan modifications in the first quarter 2021. Our Section 4013 loans increased to $51.4 million on six loans, as of September 30, 2021.

Proposed Legislation and Regulatory Action

From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment for us and our bank subsidiary in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Polices

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to banks and its influence over reserve requirements to which banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

Liquidity and Market Risk Management

Liquidity Management. Liquidity refers to the ability or the financial flexibility to manage future cash flows to meet the needs of depositors and borrowers and fund operations. Maintaining appropriate levels of liquidity allows us to have sufficient funds available for reserve requirements, customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. Our primary source of liquidity at our holding company is cash and the line of credit from Frost Bank noted below. Applicable statutes and regulations impose restrictions on the amount of dividends that may be declared by our bank subsidiary. Further, any dividend payments are subject to the continuing ability of the bank subsidiary to maintain compliance with minimum federal regulatory capital requirements and to retain its characterization under federal regulations as a “well-capitalized” institution.

Our bank subsidiary has potential obligations resulting from the issuance of standby letters of credit and commitments to fund future borrowings to our loan customers. Many of these obligations and commitments to fund future borrowings to our loan customers are expected to expire without being drawn upon; therefore, the total commitment amounts do not necessarily represent future cash requirements affecting our liquidity position.

Liquidity needs can be met from either assets or liabilities. On the asset side, our primary sources of liquidity include cash and due from banks, federal funds sold, unpledged available-for-sale investment securities and scheduled repayments and maturities of loans. We maintain adequate levels of cash and cash equivalents to meet our day-to-day needs. As of September 30, 2021, our cash and cash equivalents were $900.2 million, or 14.0% of total assets, compared to $721.2 million, or 12.8% of total assets, as of December 31, 2020. Our unpledged available-for-sale investment securities was $587.4 million and $258.1 million as of September 30, 2021 and December 31, 2020, respectively.

As of September 30, 2021, our investment portfolio was comprised of approximately $365.0 million, or 23.5%, of securities which mature or are expected to paydown within five years. As of September 30, 2021 and December 31, 2020, $964.4 million and $700.1 million, respectively, were pledged to secure public deposits, as collateral for repurchase agreements, and for other purposes required or permitted by law. The Company defines the liquidity ratio as the sum of cash, unpledged securities and federal funds sold divided by total liabilities. The Company’s liquidity ratio was 10.24% as of September 30, 2021 compared to 5.21% as of December 31, 2020.

On the liability side, our principal sources of liquidity are deposits, borrowed funds, and access to capital markets. Customer deposits are our largest sources of funds. As of September 30, 2021, our total deposits were $5.47 billion, or 84.8% of total assets, compared to $4.69 billion, or 83.1% of total assets, as of December 31, 2020. We attract our deposits primarily from individuals, business, and municipalities located in our market areas.

In the event that additional short-term liquidity is needed to temporarily satisfy our liquidity needs, we have established and currently maintain a line of credit with the Federal Reserve Bank (“Federal Reserve”) to provide short-term borrowings in the form of discount window advances. In addition, we maintain fed funds lines of credit with three other financial institutions and a secured line of credit for holding company liquidity.

As of September 30, 2021 and December 31, 2020, we could have borrowed under these lines of credit up to $64.4 million and $66.3 million, respectively, on a secured basis from the Federal Reserve, up to $60.0 million from Frost Bank by the holding company on a secured basis and up to $125.0 million in the aggregate from other financial institutions on an unsecured basis. The unsecured lines may be terminated by the respective institutions at any time.

The lines of credit we maintain with the FHLB can provide us with both short-term and long-term forms of liquidity on a secured basis. FHLB borrowed funds were $74.7 million at September 30, 2021 and December 31, 2020, respectively. At September 30, 2021 and December 31, 2020, all of the outstanding balances were classified as long-term advances. Our FHLB borrowing capacity was $1.20 billion and $1.21 billion as of September 30, 2021 and December 31, 2020, respectively.

We believe that we have sufficient liquidity to satisfy our current operations.

Market Risk Management. Our primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. We do not hold market risk sensitive instruments for trading purposes.

Asset/Liability Management. Our management actively measures and manages interest rate risk. The asset/liability committees of the boards of directors of our holding company and bank subsidiary are also responsible for approving our asset/liability management policies, overseeing the formulation and implementation of strategies to improve balance sheet positioning and earnings, and reviewing our interest rate sensitivity position.

One of the tools that our management uses to measure short-term interest rate risk is a net interest income simulation model. This analysis calculates the difference between net interest income forecasted using base market rates and using a rising and a falling interest rate scenario. The income simulation model includes various assumptions regarding the re-pricing relationships for each of our products. Many of our assets are floating rate loans, which are assumed to re-price immediately, and proportionally to the change in market rates, depending on their contracted index. Some loans and investments include the opportunity of prepayment (embedded options), and accordingly the simulation model uses indexes to estimate these prepayments and reinvest their proceeds at current yields. Our non-term deposit products re-price more slowly, usually changing less than the change in market rates and at our discretion.

This analysis indicates the impact of changes in net interest income for the given set of rate changes and assumptions. It assumes the balance sheet remains static and that its structure does not change over the course of the year. It does not account for all factors that impact this analysis, including changes by management to mitigate the impact of interest rate changes or secondary impacts such as changes to our credit risk profile as interest rates change.

Furthermore, loan prepayment rate estimates and spread relationships change regularly. Interest rate changes create changes in actual loan prepayment rates that will differ from the market estimates incorporated in this analysis. Changes that vary significantly from the assumptions may have significant effects on our net interest income.

For the rising and falling interest rate scenarios, the base market interest rate forecast was increased and decreased over twelve months by 200 and 100 basis points, respectively. At September 30, 2021, our net interest margin exposure related to these hypothetical changes in market interest rates was within our current guidelines.

Table 20 presents our sensitivity to net interest income as of September 30, 2021.

Table 20: Sensitivity of Net Interest Income

Interest Rate Scenario	Percentage Change from Base
Up 200 basis points	7.41%
Up 100 basis points	4.03
Down 100 basis points	(0.02)
Down 200 basis points	(2.90)

Interest Rate Sensitivity. Our primary business is banking and the resulting earnings, primarily net interest income, are susceptible to changes in market interest rates. Management’s goal is to maximize net interest income within acceptable levels of interest rate and liquidity risks.

A key element in the financial performance of financial institutions is the level and type of interest rate risk assumed. The single most significant measure of interest rate risk is the relationship of the repricing periods of earning assets and interest-bearing liabilities. The more closely the repricing periods are correlated, the less interest rate risk we assume. We use repricing gap and simulation modeling as the primary methods in analyzing and managing interest rate risk.

Gap analysis attempts to capture the amounts and timing of balances exposed to changes in interest rates at a given point in time. As of September 30, 2021, our gap position was asset sensitive with a one-year cumulative repricing gap as a percentage of total earning assets of 36.0%. During the COVID-19 pandemic, Happy participated in the PPP loan program under the CARES Act. The Company had $120.3 million of PPP loans as of September 30, 2021. In addition, total deposits have increased by $1.79 billion, $1.78 million of which were demand and non-interest-bearing deposits, for the nine months ended September 30, 2021. This, along with the rise in demand and non-interest-bearing deposits and the resulting increase in cash on hand, has caused an uneven shift in the sensitivity of the repricing gap between short-term assets and liabilities. Although PPP loans have maturities of two years, a large percentage of these loans are anticipated to receive SBA forgiveness and be repaid in advance of stated maturities. Happy feels that funding these loans was both beneficial and necessary for our customers in light of the current economic environment and believes the one-year repricing gap increase is temporary in nature. Happy believes the repricing gap would have been more in line with historical experiences had it not been for the funding of the PPP loans, and the excess liquidity that we have with the Federal Reserve.

We have a portion of our securities portfolio invested in mortgage-backed securities. Mortgage-backed securities are included based on their final maturity date. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Table 21 presents a summary of the repricing schedule of our interest-earning assets and interest-bearing liabilities (gap) as of September 30, 2021.

Table 21: Interest Rate Sensitivity

	0-90 Days	91-180 Days	181-365 Days	1-2 Years	2-5 Years	Over 5 Years	Total
Earning assets
Interest-bearing deposits due from banks	$795,661	$—	$—	$—	$—	$—	$795,661
Investment securities	22,024	22,077	42,772	77,624	200,483	1,186,833	1,551,812
Loans receivable	747,076	415,626	557,313	634,329	795,106	357,399	3,506,849

Total earning assets	1,564,761	437,703	600,085	711,953	995,589	1,544,232	5,854,322

Interest-bearing liabilities
Interest-bearing transaction and savings deposits	$27,336	$27,105	$53,528	$104,377	$292,770	$2,803,674	$3,308,790
Time deposits	120,223	105,072	126,114	41,891	28,706	—	422,006
FHLB and other borrowed funds	448	111	43	19	26,022	48,009	74,652
Subordinated debentures	21,446	—	—	—	138,224	—	159,670

	0-90 Days	91-180 Days	181-365 Days	1-2 Years	2-5 Years	Over 5 Years	Total
Total interest-bearing liabilities	169,453	132,288	179,685	146,287	485,722	2,851,683	3,965,118

Interest rate sensitivity gap	$1,395,308	$305,415	$420,400	$565,666	$509,867	$(1,307,451)	$1,889,204

Cumulative interest rate sensitivity gap	$1,395,308	$1,700,723	$2,121,123	$2,686,788	$3,196,655	$1,889,204
Cumulative rate sensitive assets to rate sensitive liabilities	923.4%	663.6%	540.6%	528.0%	387.1%	147.6%
Cumulative gap as a % of total earning assets	23.8%	29.1%	36.2%	45.9%	54.6%	32.3%

Principal Holders of Happy Common Stock

The following table sets forth certain information as of November 1, 2021, concerning the number and percentage of shares of our common stock beneficially owned by our directors, our executive officers, and all of our directors and executive officers as a group. There are no persons known to us who beneficially owned more than 5% of the outstanding shares of our common stock.

Information in this table is based upon “beneficial ownership” concepts described in the rules issued under the Exchange Act. Under these rules, a person is deemed to be a beneficial owner of any shares of our common stock if that person has or shares “voting power,” which includes the power to vote or direct the voting of the shares, or “investment power,” which includes the right to dispose or direct the disposition of the shares. Thus, under the rules, more than one person may be deemed to be a beneficial owner of the same shares.

Except as otherwise indicated, all shares are owned directly or through the Happy Employee Stock Ownership Plan, and the named person possesses voting and investment power with respect to his or her shares. The address for each of our directors and named executive officers is c/o Happy Bancshares, Inc., 701 S. Taylor, LB 120, Amarillo, Texas, 79101.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Shares Outstanding (31)
Eric Alexander (1)	14,723	0.08%
Matthew Bumstead (2)	26,852	0.14%
Kayla J. Carpenter (3)	21,537	0.11%
Wendi Costlow (4)	55	0.00%
Ross Glenn (5)	74,908	0.39%
Robert Gottlich (6)	6,108	0.03%
J. Pat Hickman (7)	288,930	1.49%
William C. Jennings, Jr. (8)	36,799	0.19%
David Jones (9)	21,126	0.11%
Nancy Kernell (10)	12,721	0.07%
Mike Kuhlman (11)	134,010	0.69%
Scott Lewis (12)	15,376	0.08%
Frank Marrs (13)	3,299	0.02%
Drayton McLane, Jr. (14)	710,440	3.66%
Drayton McLane, III (15)	3,000	0.02%
Renee McNeely (16)	11,927	0.06%
Ginger Nelson (17)	7,840	0.04%
Jeff Peatrowsky (18)	7,178	0.04%
George B. Peyton (19)	266,676	1.37%
Connie Ratliff (20)	56,221	0.29%
Alberto Rios (21)	6,318	0.03%
Brian Sims (22)	76,626	0.39%
Trent D. Sisemore (23)	43,185	0.22%
Alan VanOngevalle (24)	16,235	0.08%
Brian L. Vincent (25)	221,101	1.14%
Victor A. Weir II (26)	5,000	0.03%
Gary Wells (27)	77,576	0.40%
J. David Williams (28)	330,449	1.70%
Mikel Williamson (29)	47,875	0.25%
John Zwiacher (30)	56,799	0.29%
All directors and executive officers as a group (30 persons)	2,600,890	13.40%

(1)

Includes 2,700 shares held jointly by Mr. Alexander and his spouse, 2,000 shares of restricted stock and 10,023 shares owned indirectly by Mr. Alexander through the Happy ESOP. In addition, Mr. Alexander owns 6,780 shares of vested stock options not included in the total above.

(2)

Includes 352 shares owned by Mr. Bumstead’s spouse and 352 shares for which Mr. Bumstead is custodian for his child. In addition, Mr. Bumstead owns 1,000 shares of vested stock options as well as 1,000 stock options that will vest within 60 days not included in the total above.

(3)

Includes 2,381 shares owned indirectly in an IRA held by the Happy Trust department, 1,000 shares of restricted stock and 18,156 shares owned indirectly by Mrs. Carpenter through the Happy ESOP. In addition, Mrs. Carpenter owns 2,540 shares of vested stock options not included in the total above.

(4)	Includes 55 shares owned indirectly by Ms. Costlow through the Happy ESOP. Ms. Costlow owns 2,150 shares of vested stock options not included in the total above.

(5)	Includes 2,000 shares of restricted stock and 40,408 shares owned indirectly by Mr. Glenn through the Happy ESOP. Mr. Glenn owns 9,560 shares of vested stock options not included in the total above.
(6)	Includes 6,108 shares owned indirectly by Mr. Gottlich through the Happy ESOP.
(7)

Includes 176,661 shares held jointly by Mr. Hickman and his spouse, 5,581 shares owned by his spouse in an IRA held by the Happy Trust department, 21,000 shares beneficially owned and controlled by Mr. Hickman as trustee for the Hickman Family Education Trust and 71,959 shares owned indirectly by Mr. Hickman through the Happy ESOP. In addition, Mr. Hickman owns 169,858.50 shares of vested stock options as well as 68,438.50 stock options that will vest within 60 days not included in the total above.

(8)

Includes 5,000 shares beneficially owned and controlled by Mr. Jennings as trustee for the William C. Jennings, Jr. and Jill Gartner Jennings Children’s Irrevocable Trust and 6,000 shares owned by W3J3 Family Investments, Ltd, a company of which Mr. Jennings is a partner. In addition, Mr. Jennings owns 3,500 shares of vested stock options as well as 1,000 stock options that will vest within 60 days not included in the total above.

(9)	Includes 10,000 shares owned indirectly in an IRA held by the Happy Trust department, 2,500 shares of restricted stock and 8,626 shares owned indirectly by Mr. Jones through the Happy ESOP.
(10)

Includes 11,596 shares held jointly by Mrs. Kernell and her spouse and 1,125 shares owned indirectly in an IRA held by the Happy Trust department In addition, Mrs. Kernell owns 1,000 shares of stock options that will vest within 60 days not included in the total above.

(11)

Includes 1,569 shares held jointly by Mr. Kuhlman and his spouse, 7,106 shares owned by his spouse in an IRA held by Happy Trust Department, 1,335 shares beneficially owned and controlled by Mr. Kuhlman as trustee for the Herbert and RoJean Kuhlman Descendants Trust and 124,000 shares owned by Kuhlman Investment, Ltd, a company of which Mr. Kuhlman is a partner. In addition, Mr. Kuhlman owns 3,500 shares of vested stock options and 1,000 stock options that will vest within 60 days not included in the total above.

(12)

Includes 2,750 shares held jointly by Mr. Lewis and his spouse, 1,500 shares of restricted stock and 7,538 shares owned indirectly by Mr. Lewis through the Happy ESOP. In addition, Mr. Lewis owns 12,900 shares of vested stock options not included in the total above.

(13)	In addition, Mr. Marrs owns 1,000 shares of vested stock options as well as 1,000 stock options that will vest within 60 days not included in the total above.
(14)

Includes 174,352 shares owned by McLane Champions, LLC, a company of which Mr. McLane is a partner, 235,294 shares beneficially owned and controlled by Mr. McLane as trustee for the Richard Denton McLane Irrevocable Family Trust, 235,294 shares beneficially owned and controlled by Mr. McLane as trustee for the Robert Drayton McLane III Irrevocable Family Trust, 12,500 shares beneficially owned and controlled by Mr. McLane as trustee for the Benjamin Brooks McLane Irrevocable Asset Trust, 12,500 shares beneficially owned and controlled by Mr. McLane as trustee for the Robert Drayton McLane Irrevocable Asset Trust, 12,500 shares beneficially owned and controlled by Mr. McLane as trustee for the Jake Altman McLane Irrevocable Asset Trust, 12,500 shares beneficially owned and controlled by Mr. McLane as trustee for the Jefferson Blaylock McLane Irrevocable Asset Trust, and 12,500 shares beneficially owned and controlled by Mr. McLane as trustee for the William Walker McLane Irrevocable Asset Trust. In addition, Mr. McLane owns 3,500 shares of vested stock options as well as 1,000 stock options that will vest within 60 days not included in the total above.

(15)	In addition, Mr. McLane, III owns 3,500 shares of vested stock options as well as 1,000 stock options that will vest within 60 days not included in the total above.
(16)

Includes 500 shares held jointly by Mrs. McNeely and her spouse, 2,500 shares of restricted stock and 8,927 shares owned indirectly by Mrs. McNeely through the Happy ESOP. In addition, Mrs. McNeely owns 2,770 shares of vested stock options not included in the total above.

(17)

Includes 7,540 shares owned by Elso Investments, LLC, a company of which Mrs. Nelson is a partner, 100 shares beneficially owned and controlled by Mrs. Nelson as trustee for the JHN Irrevocable Trust, 100 shares beneficially owned and controlled by Mrs. Nelson as trustee for the TPN Irrevocable Trust and 100 shares beneficially owned and controlled by Mrs. Nelson as trustee for the MAN Irrevocable Trust. In addition, Mrs. Nelson owns 3,500 shares of vested stock options and 1,000 shares of stock options that will vest within 60 days not included in the total above.
(18)

Includes 7,178 shares owned indirectly by Mr. Peatrowsky through the Happy ESOP. In addition, Mr. Peatrowsky owns 1,995 shares of vested stock options and 400 shares of stock options that will vest within 60 days not included in the total above.

(19)

Includes 240,276 shares held jointly by Mr. Peyton and his spouse and 26,400 shares owned by Peyton Holdings Corp, a company of which Mr. Peyton is the president. In addition, Mr. Peyton owns 6,500 shares of vested stock options and 1,000 shares of stock options that will vest within 60 days not included in the total above.

(20)	Includes 10,000 shares held jointly by Mrs. Ratliff and her spouse, 4,000 shares of restricted stock and 37,860 shares owned indirectly by Mrs. Ratliff through the Happy ESOP.
(21)

Includes 2,500 shares of restricted stock and 2,113 shares owned indirectly by Mr. Rios through the Happy ESOP. In addition, Mr. Rios owns 13,900 shares of vested stock options not included in the total above.

(22)

Includes 76,626 shares owned by Julbri, Ltd, a company of which Mr. Sims is the partner. In addition, Mr. Sims owns 3,500 shares of vested stock options and 1,000 shares of stock options that will vest within 60 days not included in the total above.

(23)

Includes 23,170 shares beneficially owned and controlled by Mr. Sisemore as trustee for the Sisemore Family Trust. In addition, Mr. Sisemore owns 6,500 shares of vested stock options and 1,000 shares of stock options that will vest within 60 days not included in the total above.

(24)

Includes 2,650 shares owned by Vo Vraven, a company of which Mr. VanOngevalle is the partner, 2,000 shares of restricted stock and 11,170 shares owned indirectly by Mr. VanOngevalle through the Happy ESOP. In addition, Mr. VanOngevalle owns 6,780 shares of vested stock options not included in the total above.

(25)

Includes 20,018 shares owned indirectly in an IRA held by Happy Trust Department and 38,050 for which Mr. Vincent is custodian for his children. In addition, Mr. Vincent owns 3,500 shares of vested stock options and 1,000 shares of stock options that will vest within 60 days not included in the total above.

(26)	In addition, Mr. Weir, II owns 3,500 shares of vested stock options as well as 1,000 stock options that will vest within 60 days not included in the total above.
(27)	Includes 33,423 shares owned indirectly by Mr. Wells through the Happy ESOP.
(28)

Includes 6,041 shares beneficially owned and controlled by Mr. Williams for the EJW 2010 Trust, 27,822 shares beneficially owned and controlled by Mr. Williams as trustee for the David Williams 2013 Exempt Trust, 36,818 shares beneficially owned and controlled by Mr. Williams as trustee for the David Williams 2015 Non Exempt Trust, 27,822 shares beneficially owned and controlled by Mr. Williams as trustee for the E. W. Williams III 2013 Exempt Trust, 43,144 shares beneficially owned and controlled by Mr. Williams as trustee for the E. W. Williams III 2015 Non Exempt Trust, 28,698 shares beneficially owned and controlled by Mr. Williams as trustee for the EW 1996 Trust, 27,187 shares beneficially owned and controlled by Mr. Williams as trustee for the RW 1996 Trust, 6,041 shares beneficially owned and controlled by Mr. Williams as trustee for the CVW 2010 Trust and 6,041 shares beneficially owned and controlled by Mr. Williams as trustee for the HAW 2010 Trust. In addition, Mr. Williams owns 1,000 shares of stock options that will vest within 60 days not included in the total above.

(29)

Includes 9,875 shares held jointly by Mr. Williamson and his spouse, 1,667 shares of restricted stock and 7,488 shares owned indirectly by Mr. Williamson through the Happy ESOP. In addition, Mr. Williamson owns 34,921 shares of vested stock options not included in the total above.

(30)

Includes 56,799 shares owned by Zwiacher, Ltd, a company of which Mr. Zwiacher is the president. In addition, Mr. Zwiacher owns 3,500 shares of vested stock options and 1,000 shares of stock options that will vest within 60 days not included in the total above.

(31)	Percentage ownership is based on 19,412,518 shares outstanding as of November 1, 2021.

Stock Option Plans

Happy Bancshares, Inc. currently maintains the following compensation plans, which provide for the issuance of stock-based compensation to directors, officers and other employees: Happy Bancshares, Inc.

Incentive Stock Option and Nonstatutory Stock Option Plan, and Happy Bancshares, Inc. Restricted Stock and Stock Appreciation Rights Plan. These plans have been approved by the board of directors of Happy Bancshares, Inc., but have not been approved by the shareholders.    The following table summarizes information regarding outstanding options and shares reserved for future issuance under the foregoing plans as of September 30, 2021:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by the stockholders	—	—	—
Equity compensation plans not approved by the stockholders	448,211	$43.76	7,001,662

Stock Options. Happy Bancshares, Inc. has entered into various stock option agreements that grant options to its directors, officers, and employees. Both incentive stock options and non-qualified stock options have been granted under the plans. As of September 30, 2021, the weighted average exercise price was $43.76 for 448,211 outstanding options. The number of remaining options available for future issuance is 7,001,662. Stock options are settled in common stock or cash based on the grantee’s election.

Stock Appreciation Rights. Happy Bancshares, Inc. has entered into various stock appreciation rights (SAR) award agreements that grant SARs to its directors and employees. As of September 30, 2021, the weighted average exercise price was $33.19 for 622,268 outstanding SARs. The number of remaining SARs available for future issuance is 118,150. SARs are settled in cash.

THE DIRECTORS AND OFFICERS OF HAPPY

HAVE FINANCIAL INTERESTS IN THE MERGER

In considering the recommendation of the Happy board of directors that you vote to approve the Merger Proposal, you should be aware that the directors and executive officers of Happy have interests in the merger and have arrangements that are different from, or are in addition to, those of Happy’s shareholders generally. The Happy board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that you vote in favor of approving the merger agreement.

Share Ownership

As of November 1, 2021, the directors and executive officers of Happy owned 2,600,890 shares of Happy common stock (excluding shares underlying options), representing 13.40% of the outstanding shares of Happy common stock with voting power, including outstanding options to acquire Happy common stock. See “Certain Information Concerning Happy—Principal Holders of Happy Common Stock” on page 172.

Restricted Stock, Stock Options and Stock Appreciation Rights

Certain of Happy’s directors and employees own restricted shares of Happy common stock, hold options to purchase shares of Happy common stock and/or own Happy stock appreciation rights. Under the Merger Agreement, each unvested restricted share of Happy common stock outstanding at the effective time of the merger will fully vest and be converted into the right to receive 2.17 shares of Home common stock, each option outstanding immediately prior to the merger will fully vest, be canceled and be paid out in shares of Home common stock, and each stock appreciation right outstanding immediately prior to the merger will fully vest, be canceled and be paid out in cash.

For an estimate of the amounts that would be payable to each of Happy’s named executive officers upon settlement of their unvested Happy equity awards, see “The Merger—Golden Parachute Compensation.” Assuming a Home Average Closing Price of $21.93 (equal to the average closing market price of Home common stock during the first five business days following the first public announcement of the transaction, September 16 through September 22, 2021), the estimated aggregate amount that would be payable (i) to Happy’s executive officers who are not named executive officers is $1,241,074 for outstanding Happy stock appreciation rights, 3,673 shares of Home common stock for outstanding Happy stock options, and 30,380 shares of Home common stock for unvested restricted shares of Happy common stock that vest as a result of the merger, and (ii) to Happy’s current non-employee directors is 28,580 shares of Home common stock for outstanding Happy stock options. No outstanding stock appreciation rights or restricted shares of Happy common stock are held by Happy’s current non-employee directors.

Appointment of J. Pat Hickman as a Director of Home

The Merger Agreement provides that J. Pat Hickman will be appointed to serve as a director of Home following the closing of the merger until his successor has been duly elected and qualified, or until his earlier death, resignation or removal in accordance with Home’s articles of incorporation and bylaws. Upon his appointment to the Home board of directors, Mr. Hickman will be entitled to receive certain customary fees and other compensation for his service as a non-employee director of Home. For example, during fiscal year 2020, each non-employee director of Home received an annual cash retainer of $10,000, cash payments of $3,000 for each board meeting attended and additional cash payments ranging from $500 to $1,500 for each board committee meeting attended, depending on the specific committee on which the director served (or generally double the committee attendance fees for committee chairmen). In addition, during fiscal year 2020, each director of Home, other than Home’s Chairman, was granted 3,000 restricted shares of Home common stock which vest annually in three equal installments beginning on the first anniversary of the grant date. The actual fees and other compensation which Mr. Hickman will receive as a director of Home will be determined from time to time by Home’s board of directors or the compensation committee of the board.

Non-Competition and Non-Solicitation Agreement with J. Pat Hickman

Pursuant to that certain Non-Competition and Non-Solicitation Agreement dated September 13, 2021, J. Pat Hickman is entitled to receive a lump sum cash payment from Happy equal to $1,350,000 as payment in full for any and all payments and benefits that may be otherwise due to Mr. Hickman under any severance, or retention plans or agreements with Happy or HSB. Mr. Hickman agreed that for so long as he serves on the board of directors of Home and for a period of two years after the last date he serves as a director of Home, he will not directly or indirectly (other than in the ordinary course of performing his duties hereunder or as agreed by Home or Centennial Bank in writing), engage in any business of Home or Centennial Bank, with any state or nationally chartered bank that has a branch or loan production office within 50 miles of any branch or loan production office of HSB as of the effective time of the merger. In addition, during such period, Mr. Hickman must comply with certain non-solicitation provisions relating to employees, independent contractors, customers and suppliers of Home and/or Centennial Bank.

Retention Bonus Agreements and Employment Agreements with Happy Named Executive Officers

Under the retention bonus agreements of Messrs. Mikel Williamson, Eric Alexander, Scott Lewis, Robert Gottlich and Alberto Rios, such persons are entitled to receive retention bonus amounts as specified in their individual agreements following a “Change of Control” provided that such person is continuously employed through the six-month anniversary of the Change in Control and provided that such executive officer has executed and not revoked a release of claims at least 30 days prior to such six-month anniversary. The merger constitutes a “Change in Control” under these retention bonus agreements. The total amount payable under the retention bonus agreements is $8,675,000. The individual amounts payable to these executive officers are described in more detail in the section titled “The Merger—Golden Parachute Compensation” on page 129. Both the retention bonus agreements and the employment agreements contain non-competition and non-solicitation covenants.

Other Compensation Matters

Salary Continuation Plan. HSB has entered into Executive Salary Continuation Plan Agreements with certain of the named executive officers. Under such agreements, HSB provides a defined, monthly benefit to retired executives. The agreements provide that the participants become 100% vested in their accrued liability amount upon attainment of “normal retirement age” (for most, age 65) while employed, but such vesting is accelerated upon an earlier change in control. Although the amounts of the benefits vary for each participant, the participants will have accelerated vesting of their accrued liability amount upon the consummation of the merger.

First Bank of Muleshoe Employment Letter Agreements. Certain former employees of First Bank of Muleshoe (“FBM”), which was acquired by Happy, are parties to an Employment Letter Agreement pursuant to which either their annual salaries are guaranteed for a period of one (1) year (unless the employee voluntarily severs their employment) or they are to receive a specified sum for contract labor following Happy’s acquisition of FBM. Certain of the Employment Letter Agreements also contain terms for a retention bonus if the employee remains employed with Happy for one (1) year after Happy’s acquisition of FBM and for a lump sum severance payment upon a termination without cause prior to the second anniversary of Happy’s acquisition of FBM. In addition, certain of the Employment Letter Agreements contain a non-compete restriction within a fifty (50) mile radius surrounding any Happy banking center for either a one (1) year or a two (2) year period.

Centennial Bank – Texas Retention Package Letter Agreements & Transition Agreement. Certain former employees of Centennial Bank, a financial institution previously headquartered in Lubbock, Texas (“Centennial-Texas”), which was acquired by Happy, are parties to Retention Package Letter Agreement pursuant to which

Happy will pay a retention bonus if the employee remains employed with Happy for one (1) year after Happy’s acquisition of Centennial-Texas. If the employee is terminated without cause prior to one (1) year after Happy’s acquisition of Centennial-Texas the employee will receive a pro-rata portion of the retention bonus. Certain of the Retention Package Letter Agreements also contain a severance provision for a termination without cause before or after a specified retention date. In addition, the Retention Package Letter Agreements contain non-compete and non-solicitation restrictions for a twelve (12) month duration following the employee’s termination of employment with Happy.

A former employee of Centennial-Texas is a party to a transition agreement (the “Transition Agreement”) with Happy pursuant to which the employee will remain employed with Happy for a specified initial term with the option to extend for an additional renewal term. The Transition Agreement contains severance provisions whereby the employee will receive a severance of varying amounts dependent on the basis for employee’s termination with Happy and whether the termination occurs during the initial term or the renewal term. In addition to a base salary, the employee is entitled to receive a conversion bonus consisting of a cash bonus, stock appreciation rights award, and executive supplemental income award if employee remains employed with Happy through Centennial-Texas’s conversion into Happy. The Transition Agreement contains non-compete and non-solicitation restrictions for a twelve (12) month period following the employee’s termination of employment with Happy.

First National Bank of Tahoka Employment Letter Agreements & Non-Compete Agreements. Certain former employees of First National Bank of Tahoka (“FNBT”), which was acquired by Happy, are parties to an Employment Letter Agreement pursuant to which either their annual salaries are guaranteed for a period of one (1) year (unless the employee voluntarily severs their employment). Certain of the Employment Letter Agreements also contain terms for a retention bonus if the employee remains employed with Happy for one (1) year after the consummation of Happy’s merger with FNBT.

In addition, certain former employees of FNBT are parties to Non-Compete Agreements containing non-solicitation restrictions and non-competition restrictions within a fifty (50) mile radius surrounding any Happy location for one (1) year after the consummation of Happy’s merger with FNBT

Happy Employment Agreements. Certain employees of Happy are parties to an employment agreement with a specified term (the “Happy Employment Agreements”). The Happy Employment Agreements provide for an annual salary and a severance provision for a termination without cause. In addition, the Happy Employment Agreements contains a non-solicitation provision for a twelve (12) month period following the employee’s termination of employment with Happy.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that after the effective time of the merger, Home will indemnify and hold harmless all present and former directors, officers, and employees of Happy and its subsidiaries against any costs or liabilities arising out of the fact that such person is or was a director, officer, or employee of Happy or any of its subsidiaries and pertaining to matters, acts, or omissions existing or occurring at or prior to the effective time of the merger, to the fullest extent permitted by applicable law, and will also advance expenses to such persons to the fullest extent permitted by applicable law, provided that such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

Subject to certain limitations, the merger agreement also requires Home to maintain, for a period of six years after the completion of the merger, Happy’s existing directors’ and officers’ liability insurance policy, with respect to claims against present and former officers and directors of Happy and its subsidiaries arising from facts or events that occurred at or prior to the effective time of the merger. Home will not, however, be required to spend annually in the aggregate an amount in excess of $1,000,000 of the annual premium currently paid by Happy under its current policy and, in the event the cost of such coverage shall exceed that amount, Home will purchase as much coverage as possible for such amount. In lieu of the foregoing, Home may obtain at or prior to the effective time a prepaid “tail” policy providing equivalent coverage to that described in the preceding sentence, if such policy can be obtained at an aggregate price of no more than the cap described in the preceding sentence.

New Employment Agreements with Officers

Home or Centennial Bank plans to enter into employment agreements with Mikel Williamson and other non-executive officers of Happy; the terms of these employment agreements have not yet been finalized.

CERTAIN LEGAL MATTERS

The validity of the Home common stock to be issued in the merger will be passed upon for Home by its counsel, Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., Little Rock, Arkansas. Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., will also pass upon certain U.S. federal income tax matters for Home. Alston & Bird LLP will pass upon certain U.S. federal income tax matters for Happy. As of November 5, 2021, attorneys with Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. participating in this matter beneficially own approximately 5,268 shares of Home common stock.

EXPERTS

The consolidated financial statements incorporated in this joint proxy statement/prospectus by reference from Home’s Annual Report on Form 10-K for the year ended December 31, 2020, and the effectiveness of Home’s internal control over financial reporting have been audited by BKD, LLP (“BKD”), an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance on the reports of BKD given as experts in accounting and auditing.

With respect to the unaudited interim consolidated financial information of Home appearing in its Quarterly Reports on Form 10-Q for the periods ended March 31, 2021, June 30, 2021, and September 30, 2021, that is incorporated herein by reference, BKD, LLP, Home’s independent registered public accounting firm, has applied limited procedures in accordance with professional standards for review of such information. However, BKD did not audit that interim financial information and, as stated in its separate report included therein, and BKD does not express an opinion on that interim financial information. Because of the limited nature of the review procedures applied, the degree of reliance on its reports on such information should be restricted. Pursuant to Rule 436(c) under the Securities Act, this report on Home’s unaudited interim consolidated financial information should not be considered a report or a part of the registration statement prepared or certified by its independent registered public accounting firm within the meaning of Sections 7 and 11 of the Securities Act.

SUBMISSION OF ANNUAL MEETING SHAREHOLDER PROPOSALS

Home

In order for a proposal by a shareholder to be included in the Home’s proxy statement and proxy form for an annual meeting of Home’s shareholders, the proposal must: (1) concern a matter that may be properly considered and acted upon at the annual meeting in accordance with applicable laws, including our Bylaws and Rule 14a-8 of the Securities Exchange Act of 1934; and (2) be received by Home at its home office, 719 Harkrider Street, Suite 100, Conway, Arkansas 72032, Attention: Donna J. Townsell, Secretary, not less than 120 calendar days before the anniversary of the date of the previous year’s proxy statement, or November 5, 2021, in the case of the Annual Meeting of Shareholders in 2022. If no annual meeting was held the previous year and in any year in which the date of the annual meeting is moved by more than 30 days from the date of the previous year’s annual meeting, the proposal will be considered timely if received within a reasonable time before Home begins to print and mail its proxy materials. Such shareholder proposals must also comply with the additional requirements of Rule 14a-8 of the Exchange Act (or any successor rule) to be eligible for inclusion in the proxy statement for the Annual Meeting of Shareholders in 2022.

Home’s Bylaws provide that only such nominations of persons for the election of directors and such other business that have been properly brought before a shareholder meeting will be conducted. For business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a shareholder, the shareholder must give written notice to the Secretary at Home’s principal executive offices, and such notice must be received by the Secretary not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, in advance of the anniversary of the previous year’s annual meeting if such meeting is held on a day not more than 30 days before and not later than 60 days after the anniversary of the previous year’s annual meeting. With respect to any other annual meeting of shareholders, including in the event that Home did not hold an annual meeting the previous year, the shareholder’s notice is timely only if it is delivered to the Secretary at Home’s principal executive offices no earlier than the close of business on the 120th day prior to the annual meeting and no later than the later of the 90th day prior to the annual meeting and the 10th day after Home publicly announces the date of the current year’s annual meeting. To be in proper written form, a shareholder’s notice to Home’s Secretary must comply with all requirements contained in Home’s Bylaws, a copy of which may be obtained upon written request to Home’s Secretary.

Accordingly, in connection with our Annual Meeting of Shareholders in 2022, a shareholder intending to introduce a proposal or nominate a director but not intending the proposal or nomination to be included in Home’s proxy materials for such Annual Meeting must provide written notice to the Secretary at Home’s home office, 719 Harkrider Street, Suite 100, Conway, Arkansas 72032, Attention: Donna Townsell, Secretary, and such notice must be received by the Secretary not earlier than the close of business on December 16, 2021 and not later than the close of business on January 14, 2022. The persons appointed by our Board to act as proxy holders for such Annual Meeting (named in the form of proxy) will be allowed to use their discretionary voting authority with respect to any such matter or proposal properly presented for a vote at such meeting.

Happy

Happy does not anticipate holding a 2022 annual meeting of Happy shareholders if the merger is completed during the first quarter of 2022. However, if the merger is not completed within the expected time frame, or at all, Happy may hold an annual meeting of its shareholders in 2022.

The Happy Bylaws do not provide any express provisions regarding a shareholder’s right to make proposals or nominate directors. In practice, the Happy board of directors may consider any proposals submitted by a Happy shareholder, including any nomination of directors. Pursuant to the Texas Business Organizations Code, the chairman presides shareholder meetings and determines the order or business and rules for shareholder meetings. During Happy shareholder meetings, shareholders may present proposals, subject to complying with the order and rules of the meeting as may be established by the chairman.

Any Happy shareholder proposals should be sent to the attention of Happy’s head of investor relations.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows Home to “incorporate by reference” information into this joint proxy statement/prospectus, which means that Home can disclose important information to you by referring you to another document filed separately by them with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by any information in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by Home (other than documents or information deemed to have been furnished and not filed according to the SEC rules):

•	Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on February 26, 2021;

•

Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021, June  30, 2021, and September 30, 2021, filed with the SEC on May 6, 2021, August 5, 2021, and November 4, 2021 (as amended on November 5, 2021), respectively;

•	Definitive Proxy Statement on Schedule 14A for Home’s 2021 Annual Meeting of Shareholders, filed with the SEC on March 2, 2021;

•	Current Reports on Form 8-K filed with the SEC on January 25, 2021, January 28, 2021, March 5, 2021, April 19, 2021, September 15, 2021 and November 9, 2021; and

•

The description of Home common stock set forth in its registration statement on Form 10-12G, as amended, filed on April  7, 2006, including any amendment or report filed with the SEC for the purpose of updating this description, including Exhibit 4.2 to our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on February 26, 2021.

In addition, Home is incorporating by reference any documents it may separately file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of this joint proxy statement/prospectus and through the dates of the special meetings of the Home and Happy shareholders, and (ii) after the date of the initial registration statement and prior to the effectiveness of the registration statement; provided, however, that Home is not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

Home files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials that Home files with the SEC without charge by accessing the website maintained by the SEC at https://www.sec.gov. The site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. In addition to the foregoing, Home maintains a website at https://www.homebancshares.com. Home’s website content is made available for informational purposes only. It should neither be relied upon for investment purposes nor is it incorporated by reference into this joint proxy statement/prospectus. Home makes available on its Internet website copies of its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to such documents as soon as practicable after it electronically files such material with or furnish such documents to the SEC.

Home and Happy have not authorized anyone to give any information or make any representation about the merger or its companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated into this joint proxy statement/prospectus. Except where the context otherwise indicates, information contained in this document regarding Home has been provided by Home and information contained in this document regarding Happy has been provided by Happy.

Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF HAPPY

Page
Unaudited Consolidated Financial Statements as of and for the three and nine months ended September 30, 2021:
Consolidated Balance Sheets as of September 30, 2021 and 2020 and December 31, 2020	F-2
Consolidated Statements of Income for the three months and nine ended September 30, 2021 and 2020	F-3
Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2021 and 2020	F-5
Consolidated Statements of Shareholders’ Equity for the three and nine months ended September 30, 2021 and 2020	F-6
Consolidated Statements of Cash Flows for the nine months ended September 30, 2021 and 2020	F-8
Notes to Consolidated Financial Statements	F-10

Audited Consolidated Financial Statements as of and for the years ended December 31, 2020 and 2019:
Reports of BKD, LLP, Independent Registered Public Accounting Firm	F-65
Management Report Regarding Statement of Management’s Responsibilities, Compliance with Designated Laws and Regulations, and Management’s Assessment of Internal Control over Financial Reporting	F-70
Consolidated balance sheets as of December 31, 2020 and 2019	F-72
Consolidated Statements of Income for the years ended December 31, 2020 and 2019	F-73
Consolidated Statements of Comprehensive Income for the years ended December 31, 2020 and 2019	F-75
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2020 and 2019	F-76
Consolidated Statements of Cash Flows for the years ended December 31, 2020 and 2019	F-78
Notes to Consolidated Financial Statements	F-80

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(Dollars in thousands, except for share amounts)

	September 30,		December 31,
	2021	2020	2020
	(Unaudited)
Assets
Cash and noninterest-bearing deposits with other banks	$104,500	$94,173	$123,327
Interest-bearing deposits with other banks	795,661	313,021	597,880

Cash and cash equivalents	900,161	407,194	721,207

Debt securities available for sale, at fair value	1,551,812	869,372	958,262
Loans held for sale	28,954	42,778	37,280
Loans, net of allowance for loan losses $40,305, $46,742 and $54,855 at September 30, 2021 and 2020 and December 31, 2020, respectively	3,477,895	3,578,007	3,441,128
Premises and equipment, net	157,689	151,170	157,076
Other real estate owned	1,064	1,660	1,080
Cash surrender value of life insurance	105,121	112,744	113,230
Goodwill	129,791	126,132	126,114
Other identifiable intangible assets, net	11,518	12,091	11,909
Equity investments	30,242	28,451	28,696
Other assets	48,581	45,927	44,949

Total assets	$6,442,828	$5,375,526	$5,640,931

Liabilities
Noninterest-bearing deposits	$1,734,237	$1,389,671	$1,504,410
Interest-bearing deposits	3,730,796	3,049,316	3,181,250

Total deposits	5,465,033	4,438,987	4,685,660

Advances from Federal Home Loan Bank	74,652	74,719	74,701
Subordinated debentures, net of premium	21,446	21,330	21,359
Subordinated notes, net of unamortized issuance cost	138,224	145,254	145,370
Accrued expenses and other liabilities	47,627	52,101	45,201

Total liabilities	5,746,982	4,732,391	4,972,291

Shareholders' Equity
Common stock, $1 par value; 50,000,000 shares authorized; 19,412,518, 19,672,284 and 19,837,972 shares issued and outstanding at September 30, 2021 and 2020 and December 31, 2020, respectively	19,413	19,672	19,838
Additional paid-in capital	294,548	308,009	317,732
Retained earnings	364,649	289,422	300,559
Accumulated other comprehensive income, net of tax	17,236	26,032	30,511

Total shareholders' equity	695,846	643,135	668,640

Total liabilities and shareholders' equity	$6,442,828	$5,375,526	$5,640,931

See Notes to the Unaudited Consolidated Financial Statements

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Interest income
Loans, including fees	$46,764	$49,945	$141,955	$127,849
Debt securities:
Taxable	4,856	2,428	12,118	7,341
Tax exempt	2,377	2,010	6,714	5,107
Deposits with other banks	348	183	901	959

Total interest income	54,345	54,566	161,688	141,256

Interest expense
Deposits	2,008	2,363	6,090	10,612
Advances from Federal Home Loan Bank and other borrowings	468	642	1,403	2,104
Subordinated debentures	186	187	562	475
Subordinated notes, including amortization of issuance costs	2,043	1,871	6,045	4,229

Total interest expense	4,705	5,063	14,100	17,420

Net interest income	49,640	49,503	147,588	123,836
Provision for loan losses	1,400	6,400	(11,820)	14,750

Net interest income after provision for loan losses	48,240	43,103	159,408	109,086

Noninterest income
Service charges and other fees	7,291	6,000	18,827	14,861
Net realized gain on sales of debt securities available for sale	816	176	758	7,531
Net holding gain (loss) on marketable equity securities	(10)	—	(44)	53
Real estate mortgage fees	1,869	1,663	6,298	3,901
Trust, custodian and investment center fees	3,287	2,597	9,780	7,581
Other	1,330	1,389	6,767	4,408

Total noninterest income	14,583	11,825	42,386	38,335

See Notes to the Unaudited Consolidated Financial Statements

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Noninterest expense
Salaries and employee benefits	$26,654	$24,123	$74,885	$61,493
Occupancy and equipment, net	5,321	4,341	15,817	11,622
Legal and professional	3,356	2,591	7,027	5,121
Data processing	3,393	2,782	9,208	6,899
FDIC assessment	417	351	1,202	456
Debit card	399	394	1,328	1,000
Other	3,857	4,153	13,905	13,175

Total noninterest expense	43,397	38,735	123,372	99,766

Income before income taxes	19,426	16,193	78,422	47,655

Income tax expense (includes $171 and $37 for the three months ended September 30, 2021 and 2020 respectively and includes $159 and $1,582 for the nine months ended September 30, 2021 and 2020 respectively, related to income tax expense for realized gains reclassified from other comprehensive income)	3,572	2,912	14,332	8,263

Net income	$15,854	$13,281	$64,090	$39,392

Earnings per share:
Basic	$0.81	$0.72	$3.27	$2.17
Diluted	$0.81	$0.72	$3.25	$2.16

See Notes to the Unaudited Consolidated Financial Statements

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(In thousands)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net income	$15,854	$13,281	$64,090	$39,392

Other items of comprehensive income (loss)
Unrealized gain (loss) arising during the period on debt securities available for sale	(11,269)	5,654	(16,046)	32,309
Reclassification adjustment for realized gain on debt securities available for sale included in net income	(816)	(176)	(758)	(7,531)

Total other items of comprehensive income (loss)	(12,085)	5,478	(16,804)	24,778

Comprehensive income before tax	3,769	18,759	47,286	64,170
Less income tax expense (benefit) related to other items of comprehensive income	(2,538)	1,150	(3,529)	5,203

Comprehensive income	$6,307	$17,609	$50,815	$58,967

See Notes to the Unaudited Consolidated Financial Statements

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

For the Three and Nine Months Ended September 30, 2021

(Dollars in thousands, except for share amounts)

(Unaudited)

	Common Stock ($1 par)		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount
Balance at January 1, 2021	19,837,972	$19,838	$317,732	$300,559	$30,511	$668,640
Net income	—	—	—	14,859	—	14,859
Purchase and retirement of common stock	(177,707)	(178)	(9,324)	—	—	(9,502)
Stock-based compensation activity	8,413	9	(773)	—	—	(764)
Net change in unrealized gains and losses on debt securities available for sale, net of tax benefit of $5,817	—	—	—	—	(21,884)	(21,884)

Balance at March 31, 2021 (unaudited)	19,668,678	$19,669	$307,635	$315,418	$8,627	$651,349

Net income	—	—	—	33,377	—	33,377
Purchase and retirement of common stock	(77,761)	(78)	(4,082)	—	—	(4,160)
Stock-based compensation activity	5,000	5	261	—	—	266
Net change in unrealized gains and losses on debt securities available for sale, net of taxes of $4,826	—	—	—	—	18,156	18,156

Balance at June 30, 2021 (unaudited)	19,595,917	$19,596	$303,814	$348,795	$26,783	$698,988

Net income	—	—	—	15,854	—	15,854
Purchase and retirement of common stock	(183,399)	(183)	(9,629)	—	—	(9,812)
Stock-based compensation activity	—	—	363	—	—	363
Net change in unrealized gains and losses on debt securities available for sale, net of tax benefit of $2,538	—	—	—	—	(9,547)	(9,547)

Balance at September 30, 2021 (unaudited)	19,412,518	$19,413	$294,548	$364,649	$17,236	$695,846

See Notes to the Unaudited Consolidated Financial Statements

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

For the Three and Nine Months Ended September 30, 2020

(Dollars in thousands, except for share amounts)

(Unaudited)

	Common Stock ($1 par)		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount
Balance at January 1, 2020	18,593,298	$18,593	$260,467	$250,030	$6,458	$535,548
Net income	—	—	—	12,895	—	12,895
Issuance of common stock	60,187	60	2,845	—	—	2,905
Purchase and retirement of common stock	(925,891)	(925)	(43,747)	—	—	(44,672)
Stock-based compensation activity	12,236	12	(1,920)	—	—	(1,908)
Net change in unrealized gains and losses on debt securities available for sale, net of taxes of $883	—	—	—	—	3,319	3,319

Balance at March 31, 2020 (unaudited)	17,739,830	$17,740	$217,645	$262,925	$9,777	$508,087

Net income	—	—	—	13,216	—	13,216
Issuance of common stock	12,022	12	568	—	—	580
Purchase and retirement of common stock	(129,181)	(129)	(6,103)	—	—	(6,232)
Stock-based compensation activity	(1,262)	(2)	(437)	—	—	(439)
Net change in unrealized gains and losses on debt securities available for sale, net of tax benefit of $3,170	—	—	—	—	11,927	11,927

Balance at June 30, 2020 (unaudited)	17,621,409	$17,621	$211,673	$276,141	$21,704	$527,139

Net income	—	—	—	13,281	—	13,281
Issuance of common stock	2,092,607	2,093	98,874	—	—	100,967
Purchase and retirement of common stock	(48,913)	(49)	(2,295)	—	—	(2,344)
Stock-based compensation activity	7,181	7	(243)	—	—	(236)
Net change in unrealized gains and losses on debt securities available for sale, net of taxes of $1,150	—	—	—	—	4,328	4,328

Balance at September 30, 2020 (unaudited)	19,672,284	$19,672	$308,009	$289,422	$26,032	$643,135

See Notes to the Unaudited Consolidated Financial Statements

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities
Net income	$64,090	$39,392
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	(11,820)	14,750
Securities premium amortization (discount accretion), net	6,561	4,960
Amortization of deferred loan origination fees	(8,724)	(6,227)
Accretion of net discount recognized on acquired loans	(3,558)	—
Depreciation	8,695	7,307
Amortization of other indentifiable intangibles	1,231	640
Net realized gain on sales of securities available for sale	(758)	(7,531)
Net holding (gain) loss on marketable equity securities	44	(53)
Gain on sale of premises and equipment	—	(12)
Gain on sale of other real estate owned, net	(554)	(18)
Reduction in value of other real estate owned	10	253
Appreciation in cash surrender value of life insurance	(1,910)	(1,811)
Non-cash (income) loss on equity investments	(443)	74
Stock-based compensation	1,097	825
Deferred income tax expense (benefit)	(2,252)	3,716
Amortization of issuance costs on subordinated notes	354	365
Accretion of fair value discount on subordinated debentures	87	—
Excess tax benefit related to stock-based compensation awards	359	752
Changes in:
Other assets	3,217	(10,999)
Accrued expenses and other liabilities	2,042	12,582
Originations of loans held for sale	(155,550)	(164,097)
Proceeds from loans held for sale	173,851	128,529

Net cash provided by operating activities	76,069	23,397

Cash flows from investing activities
Cash acquired in connection with acquisitions, net	106,625	126,439
Activity in debt securities available for sale:
Sales	112,933	111,820
Maturities, calls and principal repayments	63,860	103,644
Purchases	(774,510)	(305,574)
Net incrrease in loans	(7,716)	(352,640)
Proceeds from sale of premises and equipment, net	—	14
Additions to premises and equipment	(6,765)	(16,609)
Proceeds from sale of other real estate owned	3,563	418
Purchase of life insurance policies	(2,000)	(12,800)
Proceeds from life insurance policies	631	534
Surrender of life insurance policies	11,387	—
Premiums paid on life insurance policies	—	(11)
Investments in intangibles	(300)	(1,150)
Purchase of equity investments	(1,130)	(678)
Proceeds from redemption of equity securities	10	10,961

Net cash used in investing activities	(493,412)	(335,632)

See Notes to the Unaudited Consolidated Financial Statements

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2021	2020
Cash flows from financing activities
Net increase in deposits	$628,552	$472,610
Repayments of Federal Home Loan Bank advances	(49)	(56,917)
Proceeds from subordinated notes, net of issuance costs	—	137,675
Repayment of subordinated notes	(7,500)	(65,000)
Proceeds from issuance of common stock	—	67,971
Purchase and retirement of common stock	(23,474)	(53,248)
Purchase and retirement of common stock related to stock-based award activities, net of tax payments of $129 and $239 for the nine months ended September 30, 2021 and 2020, respectively	(1,232)	(3,408)

Net cash provided by financing activities	596,297	499,683

Net change in cash and cash equivalents	178,954	187,448
Cash and cash equivalents at beginning of period	721,207	219,746

Cash and cash equivalents at end of period	$900,161	$407,194

Supplementary cash flow information
Cash transactions:
Interest paid	$16,405	$18,174
Income taxes paid	15,986	12,075
Non-cash transactions:
Transfer of loans to loans held for sale (portfolio of mortgage loans)	9,975	—

See Notes to the Unaudited Consolidated Financial Statements

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Happy Bancshares, Inc. (Bancshares, or the Company) provides through its subsidiary, Happy State Bank, a Texas state banking corporation (the Bank), loans, trust, and banking services to consumers and commercial customers throughout the Texas Panhandle, Hill Country and South Plains, and in Dallas, Fort Worth and Abilene, Texas. The Company also provides various trust services to consumer and commercial customers throughout the United States.

The accounting and reporting policies of the Company conform in all material respects with U.S. generally accepted accounting principles (GAAP) and to general practices of the banking industry. Policies and practices which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with GAAP for interim financial statements, but do not include all of the information and footnotes required for complete financial statements. In the opinion of management, these interim unaudited consolidated financial statements include all adjustments necessary for a fair presentation. The consolidated balance sheet as of December 31, 2020 has been derived from the audited consolidated financial statements as of that date but does not include all of the information and footnotes required by GAAP for complete financial statements.

The accompanying unaudited consolidated financial statements include the accounts of Bancshares and all other entities in which Bancshares has a controlling financial interest, including its wholly-owned subsidiary, the Bank, collectively referred to as “the Company.” All significant intercompany transactions and balances have been eliminated in consolidation.

The accompanying consolidated financial statements also include the accounts of 1908 Properties, LLC, a wholly-owned subsidiary of the Bank (1908 Properties).

The primary assets of 1908 Properties are commercial properties in Amarillo, Bedford and a newly acquired building renovation project in Round Rock, Texas. The Bank leases from 1908 Properties certain properties in Amarillo which it uses as its headquarters and from which it also earns sublease income (the Headquarters Property). The Bedford property also earns sublease income. Included on the consolidated balance sheet as of September 30, 2021 is a net balance in “premises and equipment” of $30,758,000 for these properties. An additional balance of $10,108,000 remains in construction in progress related to land intended to be used for parking at the Headquarters property and upgrades to the Bedford property. Costs to complete these projects have not yet been determined. The Bank manages the Headquarters Property and 1908 Properties’ operating activities. A third party manages the Bedford property.

The Company has one reportable segment. The Company’s chief operating decision-maker uses consolidated and Bank results to make operating and strategic decisions.

In December 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-12, “Definition of a Public Business Entity.” ASU No. 2013-12 amended the master glossary applied by the FASB as it relates to the definition of a Public Business Entity (PBE) for purposes of application of GAAP. Authoritative clarifications required that the Company re-assess its classification under ASU No. 2013-12. In 2017, the Company determined that it is not a PBE.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the valuation of goodwill, as well as assets and liabilities acquired in business combinations, and the valuation of other real estate owned.

Additionally, accounting measurements at interim dates inherently involve greater reliance on estimates than at year end, and the results for the interim periods shown in this report are not necessarily indicative of results to be expected for the full fiscal year. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the year ended December 31, 2020.

Significant Group Concentrations of Credit Risk

Most of the Company’s loans and banking activity are with customers located within the following areas in Texas: the Texas Panhandle; the Texas South Plains; the Central Texas Hill Country; the Dallas-Fort Worth metroplex; and Abilene. The Company’s trust activities are with customers located throughout the United States. The Company does not have any significant concentrations to any one industry or customer.

The Company carries certain assets with other financial institutions which are subject to credit risk by the amount such assets exceed federal deposit insurance limits. At September 30, 2021 and 2020 and December 31, 2020, the Company’s assets on deposit with these institutions in excess of the federal deposit insurance limits were $101,754,000, $130,001,000, and $121,263,000, respectively. Management monitors the financial stability of these correspondent banks and considers amounts advanced in excess of FDIC insurance limits to present no significant additional risk to the Company.

Cash and Cash Equivalents

Cash and cash equivalents include cash, balances due from banks, federal funds sold and securities purchased under resale agreements, all of which mature within ninety days. Interest-bearing deposits with other banks are demand accounts and have a term within ninety days.

Securities

Debt securities not classified as held to maturity or trading are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss), net of tax.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities to the call date or maturity, whichever is applicable. Gain or loss on the sale of securities is recorded on the trade date and is determined using the specific identification method and are included in non-interest income. Purchases and sales of investment securities are recorded on a trade-date basis.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities (continued)

Declines in the fair value of securities available for sale below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In determining whether other-than temporary impairment exists, management considers many factors, including the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Investments in equity securities without a readily determinable fair value are carried at cost minus impairment plus or minus changes in observable price changes for the identical or similar instruments. Any changes to the cost basis of these investments are recorded in the income statement. These investments are reviewed periodically to determine if an impairment charge is necessary.

Loans Held for Sale and Mortgage-Related Derivatives

As part of its standard mortgage lending practice, the Company agrees to lock in the interest rate on mortgage originations. The Company also routinely commits to sell new mortgage originations into the secondary market. These interest rate lock commitments (IRLCs) and forward sales commitments (FSCs) are both deemed to be derivatives under GAAP. The fair values of both derivatives are based primarily on fluctuations in interest rates subsequent to the respective commitment dates. At September 30, 2021 and 2020, the Company’s IRLC and FSC derivative assets and corresponding derivative liabilities were not material.

Once an IRLC is converted into a loan that was originated and intended for sale in the secondary market, it is classified as held for sale and carried at the lower of aggregate cost or estimated fair value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. There were no unrealized losses recognized as of September 30, 2021 and 2020 and December 31, 2020.

Included in loans held for sale as of September 30, 2021 is a portfolio of approximately $9,975,000 of mortgage loans that management is marketing for sale and has, accordingly, transferred from gross loans held for investment. These loans are carried at their aggregate cost, which is below the estimated fair value as of the balance sheet date. Management did not market any mortgage loans as for sale as of September 30, 2020 and December 31, 2020.

Gains and losses on sales of mortgage loans originated for sale are included in “real estate mortgage fees” in the consolidated statements of income.

Loans

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial loans throughout the Company’s service area. The ability of the Company’s debtors to honor their contracts is largely dependent upon the general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are generally reported at their outstanding unpaid principal balances net of any unearned income, charge-offs, and unamortized deferred fees and costs on originated loans. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to interest income over the lives of the related loans using a level yield methodology without (except for residential mortgage loans not held for sale) anticipating prepayments. Interest income is accrued based on the unpaid principal balance.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Acquired Loans

The Company evaluates all acquired loans for evidence of deterioration in credit quality since origination and evaluates whether it is probable that the Company will collect all contractually required payments from the borrower. Acquired loans from the transactions accounted for as a business combination include both loans with evidence of credit deterioration and performing loans. For performing loans, the related difference in the initial fair value and unpaid principal balance (the discount) is recognized as interest income on a level yield basis over the life of the loan.

The allowance for loan loss methodology for acquired performing loans includes estimating the change in risk on the loans from purchase date compared to the remaining unearned net discount value. If there is deterioration in the pool of loans, an allowance is recorded through provision expense.

For purchase credit impaired (PCI) loans, the Company recognizes the difference between the undiscounted cash flows the Company expects at the time of acquisition to be collected and the investment in the loan, or the accretable yield, as interest income using the interest method over the life of the loan. The Company does not recognize contractually required payments for interest and principal that exceed undiscounted cash flows expected at acquisition, or the nonaccretable difference, as a yield adjustment, loss accrual or valuation allowance. Increases in the expected cash flows subsequent to the initial investment are recognized prospectively through adjustment of the yield on the loan over the loan’s remaining life, while decreases in expected cash flows are recognized as impairment. Credit deterioration on these loans incurred subsequent to the acquisition date is recognized in the allowance for loan losses through the provision.

Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of probable incurred loan losses and is established through a provision for loan losses charged to expense. Estimated loan losses represent the probable amount of loans that the Company will be unable to collect given circumstances as of the date of the balance sheet. Actual loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Management estimates the allowance balance based on various factors including the following: past loan loss experience; the nature and composition of the loan portfolio; information about specific borrower situations and underlying collateral values; economic conditions; and other factors. Management is responsible for determining the level of the allowance for loan losses, subject to review by the audit committee of the Company’s Board of Directors, and for determining its adequacy relative to the estimated losses in the loan portfolio.

Nonperforming loans are reviewed in accordance with applicable accounting guidance on impaired loans. If necessary, a specific allowance is established for these loans. Impaired loans include nonaccrual loans, troubled debt restructurings (TDRs) and partially charged-off loans. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Loan Losses (continued)

basis, taking into consideration all the circumstances surrounding the loan and the borrower, including the length of delay, the reason for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Impairment for nonperforming loans is measured on a loan by loan basis for loans generally over $250,000. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Impairment is computed as the excess of the carrying value of the loan over either the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral if the loan is collateral dependent, and a portion of the allowance is specifically allocated to such impairments.

In addition to the specific allocations related to impaired loans, the allowance includes a general component for homogenous pools of non-impaired loans. This general component is based on historical loss experience adjusted for qualitative factors. The historical loss experience is determined by portfolio sector (Commercial; Real Estate - Other; Real Estate - 1-4 Family; Agriculture; and Consumer) and is based on the actual history of losses, net of recoveries, experienced by the Company over the most recent three years. This actual loss experience is supplemented with relevant qualitative factors for each portfolio sector, including the following: levels of and trends in delinquencies, criticized loans and impaired loans (both TDRs and nonaccrual loans); levels of and trends in charge-offs and recoveries; trends in loan volume and concentrations (especially in the real estate sector); national and local economic trends and conditions (including, for agriculture loans, trends in commodity prices and precipitation levels; and trends in oil and gas prices for energy loans in the commercial sector); changes in lending policies, procedures and practices; experience, ability and depth of lending management and other relevant staff; and loss development periods. This qualitative factor evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available.

Though portions of the allowance relate to specific allocations for impaired loans, the entire allowance is available for any loan which should, in management’s judgment, be charged off as a loss.

The allowance does not include amounts related to accrued interest receivable as accrued interest receivable is reversed when a loan is placed on nonaccrual status.

The various analyses involved in management’s estimate of the allowance are related to and performed in concert with management’s periodic and systematic detailed reviews of the lending portfolios to identify credit risks and assess the overall collectability of those portfolios. Management utilizes a loan review process involving internal and external personnel to determine the credit risk exposure of significant specific loans and of the overall loan portfolio. This process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel.

Troubled Debt Restructurings

A TDR is a loan on which the Company, for reasons related to a borrower’s financial difficulties, grants a significant concession that the Company would not otherwise normally consider. Such a concession takes the form of a modification or restructuring of the loan’s terms which could include a reduction in the stated interest rate; an extension of the maturity at an interest rate below current market; a reduction in the face amount of the debt; a reduction in the accrued interest; or re-aging, extensions, deferrals, renewals and rewrites. A TDR would generally be considered impaired in the year of modification and will be assessed periodically for continued impairment.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Troubled Debt Restructurings (continued)

Loans whose contractual terms have been modified in a TDR and are current at the time of the restructuring remain on accrual status if there is demonstrated performance prior to the restructuring and repayment in full under the restructured terms is expected. Otherwise, the loans are placed on nonaccrual status and reported as nonperforming until there is sustained repayment performance for a reasonable period, generally six months. TDRs that are on accrual status are reported as performing TDRs through the end of the calendar year in which the restructuring occurred or the year in which the loans are returned to accrual status. In addition, if accruing TDRs bear less than a market rate of interest at the time of modification, they are reported as performing TDRs throughout the remaining lives of the loans.

Nonperforming Loans, Charge-Offs and Delinquencies

Nonperforming loans generally include loans that have been placed on nonaccrual status (including nonaccrual TDRs). Loans within all portfolio sectors are generally placed on nonaccrual status and classified as nonperforming at 90 days past due, or when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due. Accrued interest receivable is reversed when a loan is placed on nonaccrual status. Interest collections on nonaccruing loans for which the ultimate collectability of principal is uncertain are applied as principal reductions; otherwise, such collections are credited to interest income when received (or to other income for interest related to prior fiscal years). These loans may be restored to accrual status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected, or when the loan otherwise becomes well-secured and is in the process of collection.

The entire balance of a loan is contractually delinquent if the minimum payment is not received by the specified due date on the customer’s billing statement. Interest and fees continue to accrue on past due loans until the date the loan goes into nonaccrual status, if applicable.

The outstanding loan balance of a nonperforming loan that is in excess of the estimated collateral value is generally charged off no later than the end of the month in which the loan becomes 90 days past due.

For loans in the Real Estate sector, the estimated collateral value is determined utilizing appraisals or broker price opinions of the fair value of the property, less estimated costs to sell. For loans in the Commercial, Agriculture and Consumer sectors, the fair value of the collateral is estimated by management based on current financial information, inspections, and appraisals.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are initially recorded at fair value less estimated selling cost at the date of foreclosure. Write-downs based on the asset’s fair value at the date of acquisition are charged to the allowance for loan losses. Foreclosed assets are subsequently carried at the lower of their new cost basis or estimated fair value less cost to sell. Costs of significant improvements are capitalized, whereas costs relating to holding the foreclosed assets are expensed. Valuations are periodically performed by management, and if fair value changes materially subsequent to acquisition, the adjustment is recorded in the consolidated statement of income.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill and Other Identifiable Intangible Assets

Goodwill results from business combinations and is generally determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill is determined to have an indefinite life and is not amortized; rather, it is tested for impairment at least annually or more frequently if events and circumstances exist that indicate an impairment test should be performed.

A qualitative assessment may be performed to determine whether the existence of events or circumstances leads to a determination that is more likely than not that the fair value is less than the carrying amount, including goodwill. If, based on the evaluation, it is determined to be more likely than not that the fair value is less than the carrying value or if the qualitative assessment is bypassed, a quantitative impairment test will be performed to determine if goodwill is in fact impaired and then written down at that time. Subsequent increases in goodwill value are not recognized in the financial statements.

Other identifiable intangible assets recorded by the Company relate to naming rights, customer lists and core deposits. Intangible assets with lives which may be reasonably estimated are amortized over those lives. Intangible assets with indefinite lives are not amortized. Such assets are periodically evaluated as to the recoverability of their carrying values, while considering their materiality.

Equity Securities

Equity securities with readily determinable fair values are included in “equity investments” on the consolidated balance sheets and are stated at fair value with holding gains and losses reported in income as a component of noninterest income. Equity securities without readily determinable fair values are recorded based on cost (less impairment, if any), equity or proportional amortization methods, depending on the investment’s structure.

Stock-Based Compensation Plans

Compensation expense for stock-based awards to employees and directors is based on the fair value of such awards and is generally recognized over the required service period, which is usually defined as the vesting period. Stock options and restricted stock qualify as equity-classified awards, under which the fair value of each grant is determined at the grant date, and that grant-date value is the amount recognized as expense over the service period. Stock appreciation rights (SARs) are accounted for under the liability method: the fair value of each vested SAR outstanding is estimated as of each balance sheet date, and the change in that liability from period to period is the amount recognized as expense. Fair value for stock options (at date of grant) and for SARs (at each balance sheet date) is based on the Black-Scholes model. The fair value for restricted stock is based on valuations of the Company’s stock.

Income Taxes

The Company’s income tax expense consists of current and deferred components. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rate and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

Deferred tax assets related to uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that a tax position will be realized or sustained upon examination. A tax position that meets the “more likely than not” recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. This determination considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties, if any, on income taxes as a component of income tax expense. The Company files income tax returns in the U.S. federal jurisdiction. The Company files consolidated income tax returns with its subsidiaries. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2014.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases.” ASU 2016-02 was also amended by ASU 2018-11 and ASU 2018-20 which, among other changes, allow an optional transition method whereby an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current GAAP. The amendments in ASU No. 2016-02 require lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date:

•	A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and

•	A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, “Revenue from Contracts with Customers.” The Company is evaluating the potential impact of ASU No. 2016-02 as amended; however, the impact is not expected to be material to the Company’s financial position, results of operations or cash flows. Effective with the issuance of ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606), and Leases (Topic 842),” the effective date of this guidance for the Company is January 1, 2022.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments.” Among other things, this ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Company will then use forward-looking information to better determine credit loss estimates. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities, primarily related to impairment measurement, and purchased financial assets with credit deterioration. The Company is evaluating the impact of ASU No. 2016-13 on the financial statements. The impact is expected to be material to the Company’s financial position and results of operations; however, the Company has yet to determine the extent of the impact. The Company is currently

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

determining the data required and is in the early stage of implementing a third-party vendor system to enable the Company to comply with the new standard and to estimate the update’s impact on the financial statements prior to its adoption. It is anticipated that the Company will be able to make an estimate of the impact this update will have during 2021. In April 2019, ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” was issued to address certain codification improvements and to provide certain accounting policy elections related to accrued interest as well as disclosure related to credit losses, among other things. In May 2019, ASU 2019-05, “Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief,” was issued to provide transition relief in connection with the adoption of ASU 2016-03 whereby entities would have the option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. Effective with the issuance of ASU No. 2019-10, “Financial Instruments - Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842),” the effective date of this guidance for the Company is January 1, 2023.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement.” The amendment requires disclosures and modifications primarily related to Level 3 fair value measurements and measurement uncertainty. In addition, several disclosures are removed as follows:

•	The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy;

•	The policy for timing of transfers between levels;

•	The valuation processes for Level 3 fair value measurements; and

•	For nonpublic entities, the changes in unrealized gains and losses for the period included in earnings for recurring Level 3 fair value measurements held at the end of the reporting period.

This guidance was effective for the Company on January 1, 2020. The amendment did not have a material impact on the Company’s financial position, results of operations or cash flows.

In March 2021, the FASB issued ASU No. 2021-013-13, “Intangibles – Goodwill and Other (Topic 350): Accounting Alternative for Evaluating Triggering Events.” The amendment provides an accounting alternative that allows private companies and not-for-profit organizations to perform a goodwill triggering event assessment, and any resulting test for goodwill impairment, as of the end of the reporting period, whether the reporting period is an interim or annual period. It eliminates the requirement for companies and organizations that elect this alternative to perform this assessment during the reporting period, limiting it to the reporting date only. The scope of the alternative is limited to goodwill that is tested for impairment in accordance with Subtopic 350-20, Intangibles - Goodwill and Other - Goodwill.

This guidance was effective for the Company on January 1, 2021. The amendment did not have a material impact on the Company’s financial position, results of operations or cash flows.

Subsequent Events

Subsequent events have been evaluated through November 9, 2021, which is the date the unaudited consolidated financial statements were issued.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares, including restricted shares, outstanding during each period. Diluted earnings per share reflects additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to exercisable stock options and are determined using the treasury stock method, whereby the proceeds from the options assumed to be exercised are assumed to be used to purchase common stock at the average market price during the period.

Computation of earnings per share (EPS) was as follows (dollar amounts in thousands, except per share data):

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Net income	$15,854	$13,281	$64,090	$39,392

Average common shares outstanding	19,487,319	18,347,911	19,624,477	18,145,878
Basic earnings per share	$0.81	$0.72	$3.27	$2.17

Average common shares outstanding	19,487,319	18,347,911	19,624,477	18,145,878
Effect of dilutive securities: stock-based compensation	68,799	74,226	73,803	95,327

Average shares - fully diluted impact	19,556,118	18,422,137	19,698,280	18,241,205
Diluted earnings per share	$0.81	$0.72	$3.25	$2.16

NOTE 2 - SECURITIES

The amortized cost and fair value of securities classified as available for sale, with gross unrealized gains and losses, follows (in thousands):

	September 30, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt Securities:
U.S. government and agency	$29,631	$171	$—	$29,802
Mortgage-backed securities	94,674	226	(1,794)	93,106
State and political subdivisions	1,052,326	30,667	(7,857)	1,075,136
Collateralized mortgage obligations	261,316	2,223	(2,362)	261,177
Asset-backed securities	72,045	861	(22)	72,884
Other debt securities	20,002	33	(328)	19,707

Total securities available for sale	$1,529,994	$34,181	$(12,363)	$1,551,812

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 2 - SECURITIES (continued)

The amortized cost and fair value of securities classified as available for sale, with gross unrealized gains and losses, follows (in thousands):

	September 30, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt Securities:
Mortgage-backed securities	$79,479	$552	$(1,742)	$78,289
State and political subdivisions	483,204	31,199	(545)	513,858
Collateralized mortgage obligations	208,128	4,386	(212)	212,302
Asset-backed securities	65,610	93	(780)	64,923

Total securities available for sale	$836,421	$36,230	$(3,279)	$869,372

	December 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt Securities:
Mortgage-backed securities	$82,665	$532	$(1,650)	$81,547
State and political subdivisions	531,697	36,368	(499)	567,566
Collateralized mortgage obligations	204,391	3,904	(237)	208,058
Asset-backed securities	98,887	490	(286)	99,091
Other debt securities	2,000	—	—	2,000

Total securities available for sale	$919,640	$41,294	$(2,672)	$958,262

Mortgage-backed securities and collateralized mortgage obligations included in the above table were issued by U.S. government agencies and corporations and include residential and commercial instruments.

Beginning January 1, 2019, upon adoption of ASU No. 2016-01, equity securities with readily determinable fair values are stated at fair value with holding gains and losses reported in income and are included in “equity investments” on the consolidated balance sheets as of December 31, 2020.

Proceeds from sales of debt securities and gross gains and losses for the periods ended September 30, 2021 and 2020 were as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Proceeds from sales	$92,935	$2,646	$112,933	$111,820
Gross realized gains	917	176	923	7,592
Gross realized losses	(101)	—	(165)	(61)

At September 30, 2021 and 2020 and December 31, 2020, debt securities with a carrying value of $964,417,718, $696,190,000, and $700,114,000 respectively, were pledged to secure public deposits, trust deposits, and for other purposes required or permitted by law.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 2 - SECURITIES (continued)

The amortized cost and fair value of debt securities available for sale at September 30, 2021 are shown below by contractual maturity (in thousands). Expected maturities may differ from contractual maturities for issuers who have the right to call or prepay obligations with or without penalties. Mortgage-backed securities, collateralized mortgage obligations, and asset-backed securities are shown separately since they are not due at single maturity dates.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$659	$676
Due from one to five years	16,851	17,227
Due from five to ten years	815,537	839,215
After ten years	268,912	267,527
Mortgage-backed securities	94,674	93,106
Collateralized mortgage obligations	261,316	261,177
Asset-backed securities	72,045	72,884

	$1,529,994	$1,551,812

At September 30, 2021 and 2020 and December 31, 2020, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of shareholders’ equity.

The following tables show information regarding securities available for sale with unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2021 and 2020 and December 31, 2020 (in thousands):

	September 30, 2021
	Less than 12 months		12 months or longer		Total
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
Mortgage-backed securities	$37,542	$720	$40,576	$1,074	$78,118	$1,794
State and political subdivisions	410,848	7,340	12,885	517	423,733	7,857
Collateralized mortgage obligations	136,740	2,218	13,300	144	150,040	2,362
Asset-backed securities	9,207	22	—	—	9,207	22
Other debt securities	16,674	328	—	—	16,674	328

Total	$611,011	$10,628	$66,761	$1,735	$677,772	$12,363

	September 30, 2020
	Less than 12 months		12 months or longer		Total
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
Mortgage-backed securities	$7,799	$83	$48,775	$1,659	$56,574	$1,742
State and political subdivisions	26,519	434	1,794	111	28,313	545
Collateralized mortgage obligations	14,015	26	17,691	186	31,706	212
Asset-backed securities	21,007	195	27,541	585	48,548	780

Total	$69,340	$738	$95,801	$2,541	$165,141	$3,279

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 2 - SECURITIES (continued)

	December 31, 2020
	Less than 12 months		12 months or longer		Total
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
Mortgage-backed securities	$7,542	$81	$45,761	$1,569	$53,303	$1,650
State and political subdivisions	47,866	475	1,881	24	49,747	499
Collateralized mortgage obligations	17,331	33	16,836	204	34,167	237
Asset-backed securities	10,158	1	27,283	285	37,441	286

Total	$82,897	$590	$91,761	$2,082	$174,658	$2,672

Unrealized losses are generally due to changes in interest rates. The Company intends to hold these securities until maturity or until value recovers, and it is more likely than not that the Company will not have to sell these securities before the recovery of their cost basis. Consequently, the unrealized losses detailed in the table above are deemed to be temporary, and no impairment losses have been realized in the consolidated income statements.

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES

A summary of the quarter-end balances of loans follows (in thousands):

	September 30,		December 31,
	2021	2020	2020
Commercial	$746,581	$910,904	$815,291
Real estate - other	1,792,240	1,823,885	1,788,154
Real estate - 1-4 family	637,461	582,619	605,954
Agriculture	321,041	282,910	260,174
Consumer	36,674	37,147	37,553

Loans receivable	3,533,997	3,637,465	3,507,126
Net deferred loan origination fees	(15,797)	(12,716)	(11,143)

Gross loans	3,518,200	3,624,749	3,495,983
Less: allowance for loan losses	(40,305)	(46,742)	(54,855)

Loans, net	$3,477,895	$3,578,007	$3,441,128

As of September 30, 2021 and 2020, discounts, net of premiums, related to acquired loans were approximately $8,979,000 and $11,573,000 respectively, and are included as a net reduction in the loan receivable balances above. As of December 31, 2020, discounts, net of premiums, related to acquired loans were approximately $12,290,000, and are included as a net reduction in the loan receivable balances above.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Allowance for Loan Losses

The following tables set forth information regarding the activity in the allowance for loan losses by portfolio sector for the three and nine-month periods ended September 30, 2021 (in thousands):

	Three Months Ended September 30, 2021
	Beginning Balance	Charge-offs	Recoveries	Provision	Ending Balance
Commercial	$13,030	$(480)	$179	$(1,500)	$11,229
Real estate - other	19,093	(32)	37	1,440	20,538
Real estate - 1-4 family	224	(66)	6	166	330
Agriculture	6,570	—	—	1,052	7,622
Consumer	587	(485)	242	242	586

Total	$39,504	$(1,063)	$464	$1,400	$40,305

	Nine Months Ended September 30, 2021
	Beginning Balance	Charge-offs	Recoveries	Provision	Ending Balance
Commercial	$17,395	$(2,405)	$515	$(4,276)	$11,229
Real estate - other	29,738	(500)	193	(8,893)	20,538
Real estate - 1-4 family	272	(70)	7	121	330
Agriculture	6,856	(31)	10	787	7,622
Consumer	594	(1,242)	793	441	586

Total	$54,855	$(4,248)	$1,518	$(11,820)	$40,305

The following tables set forth information regarding the activity in the allowance for loan losses by portfolio sector for the three and nine-month periods ended September 30, 2020 (in thousands):

	Three Months Ended September 30, 2020
	Beginning Balance	Charge-offs	Recoveries	Provision	Ending Balance
Commercial	$14,093	$(1,098)	$367	$2,091	$15,453
Real estate - other	20,441	—	91	2,807	23,339
Real estate - 1-4 family	252	—	1	(24)	299
Agriculture	5,849	—	1	1,238	7,088
Consumer	523	(354)	176	288	633

	$41,158	$(1,452)	$636	$6,400	$46,742

	Nine Months Ended September 30, 2020
	Beginning Balance	Charge-offs	Recoveries	Provision	Ending Balance
Commercial	$12,319	$(2,848)	$666	$5,316	$15,453
Real estate - other	15,056	(2)	178	8,107	23,339
Real estate - 1-4 family	244	(53)	6	32	229
Agriculture	5,929	(70)	493	736	7,088
Consumer	604	(1,141)	611	559	633

Total	$34,152	$(4,114)	$1,954	$14,750	$46,742

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Allowance for Loan Losses (continued)

The following table details the allowance for loan losses and recorded investment in loans by portfolio sector (in thousands):

Allowance for Loan Losses:

	September 30, 2021
	On loans evaluated for impairment:
	Individually	Collectively	Acquired with deteriorated credit	Total
Commercial	$354	$10,824	$51	$11,229
Real estate - other	1,474	18,310	754	20,538
Real estate - 1-4 family	78	252	—	330
Agriculture	—	7,615	7	7,622
Consumer	—	586	—	586

Total	$1,906	$37,587	$812	$40,305

Loans Receivable:

	September 30, 2021
	Evaluated for impairment:
	Individually	Collectively	Acquired with deteriorated credit	Total
Commercial	$37,880	$706,804	$1,897	$746,581
Real estate - other	33,228	1,750,467	8,545	1,792,240
Real estate - 1-4 family	1,317	636,144	—	637,461
Agriculture	—	321,030	11	321,041
Consumer	—	36,670	4	36,674

Total	$72,425	$3,451,115	$10,457	$3,533,997

Included in collectively evaluated above is a total of $376,306,000 purchased non-impaired loans (including $44,000 of nonaccrual loans), and $2,432,000 of impaired loans made up of loans with principal balances below $250,000 each.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Allowance for Loan Losses (continued)

The following table details the allowance for loan losses and recorded investment in loans by portfolio sector (in thousands):

Allowance for Loan Losses:

	September 30, 2020
	On loans evaluated for impairment:
	Individually	Collectively	Acquired with deteriorated credit	Total
Commercial	$2,094	$13,359	$—	$15,453
Real estate - other	1,220	22,119	—	23,339
Real estate - 1-4 family	—	229	—	229
Agriculture	—	7,088	—	7,088
Consumer	—	633	—	633

Total	$3,314	$43,428	$—	$46,742

Loans Receivable:

	September 30, 2020
	Evaluated for impairment:
	Individually	Collectively	Acquired with deteriorated credit	Total
Commercial	$10,648	$898,448	$1,808	$910,904
Real estate - other	38,843	1,776,372	8,670	1,823,885
Real estate - 1-4 family	2,013	580,599	7	582,619
Agriculture	283	282,582	45	282,910
Consumer	—	37,147	—	37,147

Total	$51,787	$3,575,148	$10,530	$3,637,465

Included in collectively evaluated above is a total of $559,830,000 purchased non-impaired loans.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Allowance for Loan Losses (continued)

The following table details the allowance for loan losses and recorded investment in loans by portfolio sector (in thousands):

Allowance for Loan Losses:

	December 31, 2020
	On loans evaluated for impairment:
	Individually	Collectively	Acquired with deteriorated credit	Total
Commercial	$1,995	$15,400	$—	$17,395
Real estate - other	1,591	28,147	—	29,738
Real estate - 1-4 family	—	272	—	272
Agriculture	—	6,856	—	6,856
Consumer	—	594	—	594

Total	$3,586	$51,269	$—	$54,855

Loans Receivable:

	December 31, 2020
	Evaluated for impairment:
	Individually	Collectively	Acquired with deteriorated credit	Total
Commercial	$9,778	$803,545	$1,968	$815,291
Real estate - other	35,721	1,743,871	8,562	1,788,154
Real estate - 1-4 family	1,712	604,242	—	605,954
Agriculture	—	260,135	39	260,174
Consumer	—	37,553	—	37,553

Total	$47,211	$3,449,346	$10,569	$3,507,126

Included in collectively evaluated above is a total of $537,611,000 purchased non-impaired loans (including $944,000 of nonaccrual loans), and $1,522,000 of impaired loans made up of loans with principal balances below $250,000 each.

Risk Characteristics

Risk characteristics applicable to each sector of the loan portfolio include the following:

Commercial: The commercial portfolio includes loans to commercial customers for use in financing working capital needs, equipment purchases and expansions. The loans in this category are repaid primarily from the cash flow of a borrower’s principal business operation. Credit risk in these loans is driven by creditworthiness of a borrower and the economic conditions that impact the cash flow stability from business operations. Energy loans are included in this sector.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Risk Characteristics (continued)

The commercial portfolio also includes loans to customers for the Paycheck Protection Program (PPP) created by Congress in the CARES Act during 2020 to help businesses during the COVID-19 pandemic. As of September 30, 2021, the Company had $112,469,000 of PPP loans outstanding, net of $6,556,000 of net unearned deferred fees. Loans that meet the criteria set by the Small Business Administration (SBA) and the CARES Act will be forgiven. As of September 30, 2021, there was minimal credit risk related to the PPP loans based on SBA guarantees. The remaining unforgiven loans are fully guaranteed by the SBA.

Real Estate - Other: Primary categories in this real estate sector of the loan portfolio are commercial real estate, construction, ranch, farm land and land development.

Commercial real estate loans typically involve larger principal amounts, and repayment of these loans is generally dependent on cash flow generated from lease income of the property securing the loan or the business conducted on the property securing the loan. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Credit risk in these loans may be impacted by the creditworthiness of a borrower, property values and the local economies in the borrower’s market area.

Construction and land development real estate loans are usually based upon estimates of costs and estimated value of the completed project and include independent appraisal reviews and a financial analysis of the developers and property owners. Sources of repayment of these loans may include permanent loans, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are considered to be higher risk than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, general economic conditions and the availability of long-term financing. Credit risk in these loans may be impacted by the creditworthiness of a borrower, property values and the local economies in the borrower’s market area.

Real Estate - 1-4 Family: The residential real estate loans are generally secured by owner-occupied 1-4 family residences. Repayment of these loans is primarily dependent on the personal income and credit rating of the borrowers. Credit risk in these loans can be impacted by economic conditions within the borrower’s market areas that might impact either property values or a borrower’s personal income. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Agriculture: Agricultural loans are subject to underwriting standards and processes similar to commercial loans. These agricultural loans are based primarily on the underlying collateral provided by the borrower. Most agricultural loans are secured by the agriculture-related assets being financed, such as cattle or equipment, and include personal guarantees.

Consumer: The consumer loan portfolio consists of various term and line of credit loans such as automobile loans and loans for other personal purposes. Repayment for these types of loans will come from a borrower’s income sources that are typically independent of the loan purpose. Credit risk is driven by consumer economic factors such as unemployment and general economic conditions in the Company’s market areas and the creditworthiness of a borrower.

COVID-19 Risks

The Texas economy, specifically in the Company’s lending areas, started to show improvement by mid-2020 following unprecedented declines caused by the pandemic. During the fourth quarter of 2020, COVID-19

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

COVID-19 Risks (continued)

infections increased in Texas which disrupted the budding economic recovery. During the first nine months of 2021, the COVID-19 vaccination roll-out ramped up, which helped the Texas economy to improve from the fourth quarter of 2020. The pandemic crisis has been impactful and the timing and magnitude of recovery cannot be predicted. The risk of loss associated with all segments of the portfolio could increase due to these factors.

Asset Quality

The Company monitors credit quality within its loan portfolio based on primary credit quality indicators on an ongoing basis. All of the Company’s loans are evaluated, either individually or as part of groups of homogenous smaller loans, and identified either as pass or as criticized.

The classification of loans reflects a judgment about the risks of default and loss associated with the loans. Ratings are adjusted to reflect management’s assessment of the degree of risk and loss inherent in each credit.

The methodology is structured so that specific allocations in the allowance for loan losses are increased in accordance with deterioration in credit quality (and a corresponding increase in risk of loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk of loss).

Pass rated refers to loans that are not considered criticized.

Criticized loans pose an elevated risk and may have a high probability of default or total loss. These loans are further subdivided into risk ratings of special mention, substandard, doubtful or loss.

Loans rated special mention show clear signs of financial weaknesses or deterioration in credit worthiness; however, such concerns are not so pronounced that the Company generally expects to experience significant loss within the short term. Such loans typically maintain the ability to perform within standard credit terms.

Loans rated substandard are those for which the normal repayment of principal and interest may be, or has been, jeopardized by reason of adverse trends or developments of a financial, managerial, economic or political nature, or for which important weaknesses exist in collateral. Prompt corrective action is therefore required to strengthen the Company’s position, to reduce exposure, and to assure that adequate remedial measures are taken by the borrower. Credit exposure becomes more likely in such loans and a serious evaluation of the secondary support is performed.

Loans rated doubtful are those for which full collection of principal appears highly questionable, and for which some degree of loss is anticipated, even though the ultimate amount of loss may not yet be certain, or for which other factors exist which could affect collection of debt. Based upon available information, positive action by the Company is required to avert or minimize loss. Loans rated doubtful are generally also placed on nonaccrual.

Loans rated loss are those that are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off as a basically worthless asset even though partial recovery may occur in the future.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Asset Quality (continued)

As of September 30, 2021, there were no changes to the Company’s loan risk grading system definitions.

The following table sets forth information regarding the internal classification of the loan portfolio (in thousands):

	September 30, 2021
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
Commercial	$710,274	$4,819	$30,948	$540	$—	$746,581
Real estate - other	1,663,217	75,969	53,054	—	—	1,792,240
Real estate - 1-4 family	633,149	653	3,659	—	—	637,461
Agriculture	310,193	7,754	3,094	—	—	321,041
Consumer	36,464	—	210	—	—	36,674

Total loans receivable	$3,353,297	$89,195	$90,965	$540	$—	$3,533,997

	September 30, 2020
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
Commercial	$871,015	$17,279	$22,251	$359	$—	$910,904
Real estate - other	1,669,784	78,024	76,077	—	—	1,823,885
Real estate - 1-4 Family	571,866	6,710	4,043	—	—	582,619
Agriculture	274,176	2,636	6,098	—	—	282,910
Consumer	36,996	—	151	—	—	37,147

Total loans receivable	$3,423,837	$104,649	$108,620	$359	$—	$3,637,465

	December 31, 2020
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
Commercial	$765,266	$12,336	$37,577	$112	$—	$815,291
Real estate - other	1,644,653	62,435	81,066	—	—	1,788,154
Real estate - 1-4 family	594,702	6,672	4,580	—	—	605,954
Agriculture	254,411	1,938	3,825	—	—	260,174
Consumer	37,451	—	102	—	—	37,553

Total loans receivable	$3,296,483	$83,381	$127,150	$112	$—	$3,507,126

The Company has acquired certain loans which had experienced credit deterioration since origination (see Note 13, Acquisitions). Such loans are considered purchased credit impaired (or PCI) loans under GAAP.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Asset Quality (continued)

The Company has included PCI loans in the above grading tables. The following provides additional detail on the grades applied to those loans (in thousands):

	Pass	Special Mention	Substandard	Doubtful	Loss	Total
September 30, 2021	$3,191	$2,661	$4,535	$70	$—	$10,457
September 30, 2020	2,810	55	7,624	41	—	10,530
December 31, 2020	3,285	49	7,197	38	—	10,569

As of December 31, 2020, the Company had a loan in process of foreclosure which was included in the real estate – other sector. This loan was impaired and classified as nonaccrual carrying a specific allocation included in the allowance of $202,000. The foreclosure was completed shortly after year end and the amount of $1,727,000 was recorded to other real estate owned. Upon movement to other real estate owned, a charge against the allowance of $202,000 was recognized on this property.

PCI loans may remain on accrual status to the extent the company can reasonably estimate the amount and timing of expected future cash flows. Nonaccrual PCI loans were $2,390,000, $3,318,000 and $3,912,000 at September 30, 2021 and 2020 and December 31, 2020, respectively. These loans are returning a market rate of return given the accretable yield.

The following table sets forth information regarding nonaccrual loans, excluding loans acquired with deteriorated credit quality (in thousands):

	September 30,		December 31,
	2021	2020	2020
Commercial	$7,042	$10,630	$10,995
Real estate - other	13,563	35,239	36,257
Real estate - 1-4 family	682	572	449
Agriculture	207	283	258
Consumer	107	—	—

	$21,601	$46,724	$47,959

The following table sets forth information regarding delinquencies (in thousands):

	September 30, 2021
	30 - 89 Days Past Due	90 Days and Greater	Total Past Due	Current	Total Loans Receivable	Accruing Loans 90 or More Days Past Due
Commercial	$3,605	$6	$3,611	$741,073	$744,684	$—
Real estate - other	2,724	80	2,804	1,780,891	1,783,695	80
Real estate - 1-4 family	1,818	808	2,626	634,835	637,461	396
Agriculture	—	—	—	321,030	321,030	—
Consumer	30	107	137	36,533	36,670	—

	$8,177	$1,001	$9,178	$3,514,362	$3,523,540	$476

Acquired with deteriorated credit quality	$—	$1,606	$1,606	$8,851	$10,457	$—

	$8,177	$2,607	$10,784	$3,523,213	$3,533,997	$476

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Asset Quality (continued)

The following table sets forth information regarding delinquencies (in thousands):

	September 30, 2020
	30 - 89 Days Past Due	90 Days and Greater	Total Past Due	Current	Total Loans Receivable	Accruing Loans 90 or More Days Past Due
Commercial	$4,207	$2,382	$6,589	$902,507	$909,096	$26
Real estate - other	9,141	16,878	26,019	1,789,196	1,815,215	59
Real estate - 1-4 family	971	493	1,464	581,148	582,612	118
Agriculture	30	187	217	282,648	282,865	—
Consumer	41	—	41	37,106	37,147	—

	$14,390	$19,940	$34,330	$3,592,605	$3,626,935	$203

Acquired with deteriorated credit quality	$—	$2,476	$2,476	$8,054	$10,530	$—

	$14,390	$22,416	$36,806	$3,600,659	$3,637,465	$203

	December 31, 2020
	30 - 89 Days Past Due	90 Days and Greater	Total Past Due	Current	Total Loans Receivable	Accruing Loans 90 or More Days Past Due
Commercial	$3,521	$3,719	$7,240	$806,083	$813,323	$538
Real estate - other	981	20,538	21,519	1,758,073	1,779,592	—
Real estate - 1-4 family	1,498	955	2,453	603,501	605,954	582
Agriculture	—	—	—	260,135	260,135	—
Consumer	151	—	151	37,402	37,553	—

	$6,151	$25,212	$31,363	$3,465,194	$3,496,557	$1,120

Acquired with deteriorated credit quality	$3	$1,709	$1,712	$8,857	$10,569	$—

	$6,154	$26,921	$33,075	$3,474,051	$3,507,126	$1,120

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include nonperforming commercial loans (generally those on nonaccrual) and loans modified in troubled debt restructurings when concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Asset Quality (continued)

The following table sets forth information regarding the recorded investment for impaired loans, excluding loans acquired with deteriorated credit quality (in thousands):

	September 30,		December 31,
	2021	2020	2020
Nonaccrual loans (other than TDRs)	$14,073	$34,656	$36,147
Troubled debt restructurings:
Accruing	2,542	5,063	1,718
Not accruing	7,528	12,068	11,812
Other	50,757	—	—

	$74,900	$51,787	$49,677

Included in “Other” above are loans deemed impaired which are neither nonaccrual nor TDRs, including $50,757,000 that meet the criteria for Section 4013 TDRs under the CARES Act.

The following is a summary of information pertaining to impaired loans (excluding loans acquired with deteriorated credit quality) as of and for the nine months ended September 30, 2021 (in thousands):

	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized Accrual Basis	Interest Income Recognized Cash Basis
With no related allowance:
Commercial	$37,990	$37,453	$—	$14,324	$255	$—
Real estate - other	29,107	27,322	—	26,046	215	—
Real estate - 1-4 family	1,361	1,360	—	1,634	46	—
Agriculture	207	207	—	240	—	—
Consumer	107	107	—	80	—	—
With a related allowance:
Commercial	1,261	1,261	354	2,069	—	—
Real estate - other	6,825	6,822	1,474	6,638	66	—
Real estate - 1-4 family	368	368	78	92	18	—
Agriculture	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Total:
Commercial	39,251	38,714	354	16,393	255	—
Real estate - other	35,932	34,144	1,474	32,684	281	—
Real estate - 1-4 family	1,729	1,728	78	1,726	64	—
Agriculture	207	207	—	240	—	—
Consumer	107	107	—	80	—	—

	$77,226	$74,900	$1,906	$51,123	$600	$—

The unpaid principal balances above include amounts previously charged off.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Asset Quality (continued)

The following is a summary of information pertaining to impaired loans (excluding loans acquired with deteriorated credit quality) as of and for the nine months ended September 30, 2020 (in thousands):

	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized Accrual Basis	Interest Income Recognized Cash Basis
With no related allowance:
Commercial	$8,556	$7,617	$—	$7,984	$936	$—
Real estate - other	34,781	33,324	—	26,037	509	—
Real estate - 1-4 family	2,018	2,013	—	1,595	—	—
Agriculture	283	283	—	7,913	—	—
Consumer	—	—	—	1	—	—
With a related allowance:
Commercial	3,030	3,031	2,094	2,668	37	—
Real estate - other	5,522	5,519	1,220	3,549	224	—
Real estate - 1-4 family	—	—	—	233	—	—
Agriculture	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Total:
Commercial	11,586	10,648	2,094	10,652	973	—
Real estate - other	40,303	38,843	1,220	29,586	733	—
Real estate - 1-4 family	2,018	2,013	—	1,828	—	—
Agriculture	283	283	—	7,913	—	—
Consumer	—	—	—	1	—	—

	$54,190	$51,787	$3,314	$49,980	$1,706	$—

The unpaid principal balances above include amounts previously charged off.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Asset Quality (continued)

The following is a summary of information pertaining to impaired loans (excluding loans acquired with deteriorated credit quality) as of and for the year ended December 31, 2020 (in thousands):

	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized Accrual Basis	Interest Income Recognized Cash Basis
With no related allowance:
Commercial	$8,703	$8,064	$—	$7,923	$2	$—
Real estate - other	30,175	28,458	—	25,751	60	—
Real estate - 1-4 family	1,883	1,883	—	1,624	82	—
Agriculture	258	258	—	7,446	—	—
Consumer	—	—	—	—	—	—
With a related allowance:
Commercial	2,947	2,948	1,995	2,910	—	—
Real estate - other	8,066	8,066	1,591	4,211	—	—
Real estate - 1-4 family	—	—	—	139	—	—
Agriculture	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Total:
Commercial	11,650	11,012	1,995	10,833	2	—
Real estate - other	38,241	36,524	1,591	29,962	60	—
Real estate - 1-4 family	1,883	1,883	—	1,763	82	—
Agriculture	258	258	—	7,446	—	—
Consumer	—	—	—	—	—	—

	$52,032	$49,677	$3,586	$50,004	$144	$—

The unpaid principal balances above include amounts previously charged off.

During the nine-month period ended September 30, 2021, there were no loans modified under troubled debt restructurings.

Following is a summary of loans modified under troubled debt restructurings (excluding acquired loans) during the nine-month period ended September 30, 2020 (in thousands):

	Number	Pre-Modification Recorded Investment	Post- Modification Recorded Investment
				Type of Modification
				Interest Only	Term	Combination	Total Modification

Commercial	2	$2,011	$2,011	$—	$2,011	$—	$2,011
Real estate - other	1	2,745	2,745	2,745	—	—	2,745
Real estate - 1-4 family	—	—	—	—	—	—	—
Agriculture	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	—	—

Total	3	$4,756	$4,756	$2,745	$2,011	$—	$4,756

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Asset Quality (continued)

The impact of the recognition of the troubled debt restructurings described above did not increase the allowance for loan losses and resulted in no charge-offs during the nine-month period ending September 30, 2021 and 2020. The Company has no material commitments to lend additional funds to these debtors.

There were no loans modified under troubled debt restructurings in default during the nine-month periods ended September 30, 2021 and 2020.

Under Section 4013 of the CARES Act, banks may elect relief from certain accounting requirements relating to loan restructurings if the loan modification is COVID-related, is not more than 30 days past due as of December 31, 2019 and if modification occurs during the national emergency. The Company’s TDR loans noted above do not include loans that are modifications to borrowers impacted by COVID. As of September 30, 2021, the Company had $51,406,000 impaired due to COVID ($50,757,000 that meet the criteria for Section 4013 TDRs under the CARES Act, $649,000 included in PCI loans).

The following table summarizes the outstanding balance and related carrying amount of PCI loans acquired (see also Note 13, Acquisitions) during the nine-month period ended September 30, 2021 (in thousands):

	Mobeetie	Centennial	Tahoka	Total
Outstanding balance	$—	$14,023	$703	$14,726
Nonaccretable difference	—	(361)	(247)	(608)
Accretable yield	—	(3,661)	—	(3,661)

Carrying amount	$—	$10,001	$456	$10,457

There was $1,500 established in the allowance for loan losses relating to PCI loans as of September 30, 2021.

The following table summarizes the outstanding balance and related carrying amount of PCI loans acquired (see also Note 13, Acquisitions) as of September 30, 2020 (in thousands):

	Mobeetie	Centennial	Total
Outstanding balance	$12	$15,171	$15,183
Nonaccretable difference	—	(4,476)	(4,476)
Accretable yield	—	(165)	(165)

Carrying amount	$12	$10,530	$10,542

There was no allocation established in the allowance for loan losses relating to PCI loans as September 30, 2020.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Asset Quality (continued)

The following table summarizes the outstanding balance and related carrying amount of PCI loans acquired (see also Note 13, Acquisitions) as of December 31, 2020 (in thousands):

	Mobeetie	Centennial	Total
Outstanding balance	$9	$15,152	$15,161
Nonaccretable difference	—	(4,252)	(4,252)
Accretable yield	—	(340)	(340)

Carrying amount	$9	$10,560	$10,569

There was no allocation established in the allowance for loan losses relating to PCI loans as December 31, 2020.

The changes in accretable yield during the three and nine-month periods ended September 30, 2021 and 2020 in regards to loans transferred at acquisition, for which it was probable that all contractually required payments would not be collected, are presented in the table below (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Beginning balance	$3,659	$—	$340	$—
Additions	—	(182)	—	(182)
Accretion	(201)	17	(571)	17
Reclassification from nonaccretable	203	—	3,892	—

Ending balance	$3,661	$(165)	$3,661	$(165)

NOTE 4 - GOODWILL AND OTHER IDENTIFIABLE INTANGIBLE ASSETS

Goodwill

A summary of goodwill follows (in thousands):

	Nine-month periods ending		Year ending
	September 30, 2021	September 30, 2020	December 31, 2020
Beginning balance	$126,114	$48,668	$48,668
Goodwill recorded during year	3,677	77,464	77,446

Ending balance	$129,791	$126,132	$126,114

The change of $3,677,000 for the nine-month period ending September 30, 2021 relates to the acquisitions of First Bank of Muleshoe and First National Bank of Tahoka. The change of $77,464,000 for the nine-month period ending September 30, 2020 relates to the acquisition of First State Bank of Mobeetie and Centennial Bank. The change of $77,446,000 during the year ending December 31, 2020 relates to the acquisitions of First State Bank of Mobeetie and Centennial Bank and differs from the nine-month period due to true up activity during the fourth quarter 2020. Further details are included in Note 13, Acquisitions.

Goodwill impairment tests during 2020 and 2021 produced no changes in the carrying amount of goodwill.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 4 - GOODWILL AND OTHER IDENTIFIABLE INTANGIBLE ASSETS (continued)

Other Identifiable Intangible Assets

A summary of the gross carrying amounts and accumulated amortization of intangible assets other than goodwill follows (in thousands):

	September 30, 2021
	Gross Carrying Amount	Accumulated Amortization	Net Balances
Core deposits	$4,589	$1,609	$2,980
Naming rights	8,340	608	7,732
Customer list	1,250	444	806

	$14,179	$2,661	$11,518

	September 30, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Balances
Core deposits	$5,832	$2,417	$3,415
Naming rights	7,840	379	7,461
Customer list	1,250	35	1,215

	$14,922	$2,831	$12,091

	December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Balances
Core deposits	$4,049	$862	$3,187
Naming rights	8,040	429	7,611
Customer list	1,250	139	1,111

	$13,339	$1,430	$11,909

The following table summarizes the core deposits intangibles (other than those which are fully amortized) as of September 30, 2021 (in thousands). The company used sum-of-years-digits method for the core deposit intangibles amortization calculation. Further details are included in Note 13, Acquisitions.

Year Acquired	Gross Carrying Amount	Amortization Period (years)	Accumulated Amortization	Description
2019	$1,509	10	$595	First State Bank & Trust of Seymour
2020	685	6	304	First State Bank of Mobeetie
2020	1,855	6	640	Centennial Bank
2021	310	6	52	First Bank of Muleshoe
2021	230	8	18	First National Bank of Tahoka

	$4,589		$1,609

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 4 - GOODWILL AND OTHER IDENTIFIABLE INTANGIBLE ASSETS (continued)

Other Identifiable Intangible Assets (continued)

The following table summarizes the naming rights intangibles as of September 30, 2021 (in thousands):

Year Funded	Gross Carrying Amount	Amortization Period (years)	Accumulated Amortization	Description
2015	$1,000	40	$87	Collegiate sporting venue
2017	250	10	94	Performing arts center
2017	2,500	50	179	University building project
2018	100	20	18	Non-profit facility
2018	100	10	33	Non-profit facility
2019	2,500	50	104	University building project
2019	100	10	20	Non-profit facility
2019	140	10	28	Non-profit facility
2020	50	10	6	University building project
2020	100	10	13	Non-profit facility
2020	1,000	15	—	High school sporting venue
2020	200	10	7	Community center
2021	200	10	13	Non-profit facility
2021	100	10	6	Non-profit facility

	$8,340		$608

The following table summarizes the customer list intangibles as of September 30, 2021 (in thousands):

Year Acquired	Gross Carrying Amount	Amortization Period (years)	Accumulated Amortization	Description
2020	$1,250	5	$444	Investment firm

Amortization Expense

Amortization expenses related to these intangibles was $1,231,000 and $640,000 for the nine-month periods ended September 30, 2021 and 2020, respectively.

At September 30, 2021, the expected amortization expense related to intangible assets for the remainder of 2021 and each of the following four calendar years and thereafter is as follows (in thousands):

2021 - remaining	$419
2022	1,543
2023	1,293
2024	1,044
2025	794
Thereafter	6,425

Total	$11,518

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 5 - EQUITY INVESTMENTS

The Company invests in various entities including partnerships and limited liability companies. Certain investments relate to business arrangements with key counterparties (including the Federal Reserve Bank, the Federal Home Loan Bank and a key correspondent bank). Others provide income opportunities, Community Reinvestment Act benefits, or both. Marketable equity securities are carried at fair value, but active markets do not exist for the remaining investments. Equity securities without readily determinable fair values are recorded based on cost (less impairment, if any), equity or proportional amortization methods, depending on the investment’s structure. Losses due to impairment are recorded when it is determined that the investment no longer has the ability to recover its carrying value. During the nine-month periods ending, September 30, 2021 and 2020 and twelve months ending December 31, 2020, no impairment charges were recorded.

The following table presents the carrying value for these investments at September 30, 2021 and 2020 and December 31, 2020 (in thousands):

	September 30, 2021	September 30, 2020	December 31, 2020	Accounting Method
Federal Home Loan Bank stock	$4,531	$4,032	$4,066	Cost
Correspondent bank stock	1,782	1,755	1,755	Cost
Preferred unit investment in a single Community Development Financial Institution (CDFI)	10,000	10,000	10,000	Cost
Other preferred equity investments	2,872	2,625	2,500	Cost
Partnership and similar investments	8,283	7,074	7,451	Equity
Investment in qualified affordable housing project	550	719	677	Proportional amortization
Marketable equity securities at fair value	2,224	2,246	2,247	Fair Value

Total equity investments	$30,242	$28,451	$28,696

Income from these investments is included in “interest income” on the consolidated statements of income. Unrealized holdings gains related to the marketable equity securities are included in “other interest income” on the consolidated statements of income.

Equity securities without readily determinable fair values are recorded based on cost (less impairment, if any), equity or proportional amortization methods, depending on the investment’s structure.

Under the cost method of accounting for investments, the net accumulated earnings of an investee subsequent to the date of investment are recognized by the Company only to the extent distributed by the investee as dividends. Dividends received in excess of earnings subsequent to the date of investment are considered a return of investment and are recorded as reductions of cost of the investment.

Under the equity method, the Company records the initial investment at cost, and then that value is periodically adjusted to reflect the changes in value due to the Company’s share in the investee’s income or losses. The Company periodically analyzes investments for impairment.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 5 - EQUITY INVESTMENTS (continued)

Under the proportional amortization method, the Company amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits allocated to the Company.

Income from affordable housing projects is included as an adjustment to income tax expense and includes amortization of the Company’s investment, tax benefit of loss deductions and tax credits.

The Bank purchased $10,000,000 of preferred units during 2017 in a single CDFI. This CDFI’s primary purpose is to provide home loans to low and moderate income borrowers in one of the Bank’s Community Reinvestment Act assessment areas.

The Company is a member bank of the Federal Home Loan Bank and is required to purchase stock based on a percentage of its borrowings. During 2020, the Company purchased stock, as required with increased borrowings, to support loans made as part of the Paycheck Protection Program and also increased its stock by $2,500,000 with FHLB stock acquired as part of the Centennial transaction (see Note 13, Acquisitions). Stock is restricted and can only be sold back to the company when owned in excess of required amounts. Due to excess liquidity, the Company decided to pay back the majority of borrowed funds and excess stock in the bank was redeemed near the end of the year. The company received stock dividends of $19,800 and $185,000, during the nine-month periods ending September 30, 2021 and 2020, respectively.

NOTE 6 - DEPOSITS

The aggregate amount of time deposits greater than $250,000 at September 30, 2021 and 2020 and December 31, 2020 was $163,297,000, $105,452,000, and $156,586,000, respectively.

At September 30, 2021, the scheduled maturities of time deposits were as follows (in thousands):

2021	$120,158
2022	245,529
2023	30,547
2024	12,777
2025	6,096
Thereafter	7,384

Total	$422,491

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 7 - BORROWINGS

Federal Home Loan Bank Advances

The following table summarizes Federal Home Loan Bank (FHLB) advances (dollars in thousands):

	September 30, 2021		September 30, 2020		December 31, 2020
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Maturing within one year	$574	6.23%	$1	2.73%	$334	5.79%
Maturing one year through two years	34	1.45%	613	6.09%	269	6.46%
Maturing two years through three years	—	0.00%	54	1.45%	49	1.45%
Maturing three years through four years	18,000	0.73%	—	0.00%	—	—
Maturing four years through five years	8,000	1.20%	18,000	0.71%	—	—
Maturing six years and thereafter	48,044	3.09%	56,051	3.05%	74,049	2.48%

Total	$74,652	2.34%	$74,719	2.51%	$74,701	2.51%

Each advance bears a fixed rate of interest and includes prepayment penalties.

The Bank has pledged FHLB stock and certain mortgage loans free of pledges, liens and encumbrances as collateral for advances. Loans with carrying values of approximately $2,402,243,000, $1,923,684,000 and $2,450,077,000 were pledged as collateral for outstanding advances at September 30, 2021 and 2020 and December 31, 2020, respectively.

Short-Term Borrowings & Lines of Credit

The Bank periodically borrows funds on a short-term basis. Such borrowings may include FHLB advances (with maturities less than a year), Federal Funds purchased, or securities sold under repurchase agreements. Other than FHLB advances with maturities less than a year, there were no short-term borrowings outstanding at September 30, 2021 or 2020, or December 31, 2020.

On April 19, 2019, the Company entered into a $40,000,000 line of credit with a correspondent bank. The line matured April 19, 2021, at which time the Company renewed and increased the line of credit by $20,000,000. The line matures April 19, 2028. The line of credit bears interest at the prime rate (currently 3.25%). Advances during 2020 were repaid in full with no balance outstanding as of September 30, 2021 and 2020 and December 31, 2020. Interest expense for the nine-month periods ending September 30, 2021 and 2020, was $0 and $235,000, respectively.

At September 30, 2021, the Bank has two unsecured lines of credit totaling $50,000,000 for the purchase of Federal Funds from correspondent banks. The lines are in the amount of $25,000,000 each and do not have expiration dates. A third unsecured line in the amount of $50,000,000 expired on June 20, 2021 and was renewed in the amount of $75,000,000. The rate of interest for an advance on both lines of credit is set at the time of such advance and is based on the market rates prevailing at that time. There were no advances outstanding on any of the lines of credit as of September 30, 2021 and 2020 and December 31, 2020, respectively.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 7 - BORROWINGS (continued)

Subordinated Debentures

On December 31, 2003, the Company completed the private placement of $10,310,000 in subordinated debentures to Happy Capital Trust I (the Trust). The Trust funded the purchase of the subordinated debentures through the sale of trust preferred securities with a liquidation value of $10,310,000. Using interest payments made by the Company on the debentures, the Trust began paying quarterly dividends to preferred security holders on April 7, 2004. The annual percentage rate of the interest payable on the subordinated debentures and distributions payable on the preferred securities is 3-Month LIBOR plus 2.85% (2.98% and 3.13% at September 30, 2021 and 2020, respectively and 3.09% at December 31, 2020). Dividends on the preferred securities are cumulative and the Trust may defer the payments for up to five years. The preferred securities mature in December 2034 unless the Company elects and obtains regulatory approval to accelerate the maturity date.

In the Signature Bank merger, the Company assumed the $2,165,000 in floating rate Preferred Capital Securities originally issued in February 2004 through Signature Capital Trust, a statutory business trust and wholly-owned subsidiary of the Company. As guarantor, the Company unconditionally guarantees payment of accrued and unpaid distributions required to be paid on the preferred capital securities, the redemption price when a capital security is called for redemption, and amounts due if a trust is liquidated or terminated. The Preferred Capital Securities pay cumulative cash distributions quarterly at a rate per annum, reset quarterly, equal to the 3-month LIBOR plus 4% (4.14% and 4.26% at September 30, 2021 and 2020, respectively, and 4.21% at December 31, 2020). The Preferred Capital Securities are subject to mandatory redemption in whole or in part upon repayments of the debentures at the stated maturity in the year 2034 or their earlier redemption, in each case at a redemption price equal to the aggregate liquidation preference of the Preferred Capital Securities plus any accumulated and unpaid distributions thereon to the date of redemption.

In the Centennial Bank merger (see Note 13, Acquisitions), the Company assumed the $6,083,000 in floating rate Cumulative Trust Preferred Securities originally issued in September 2006 through HaleCo, a statutory business trust and wholly-owned subsidiary of the Company. As guarantor, the Company unconditionally guarantees payment of accrued and unpaid distributions required to be paid on the preferred capital securities, the redemption price when a capital security is called for redemption, and amounts due if a trust is liquidated or terminated. The Cumulative Trust Preferred Securities pay cumulative cash distributions quarterly at a rate per annum, reset quarterly, equal to the 3-month LIBOR plus 1.7% (1.82%, 1.95%, and 1.92% at September 30, 2021 and 2020 and December 31, 2020, respectively). The Cumulative Trust Preferred Capital Securities are subject to mandatory redemption in whole or in part upon repayments of the debentures at the stated maturity in the year 2036 or their earlier redemption, in each case at a redemption price equal to the aggregate liquidation preference of the Cumulative Trust Preferred Capital Securities plus any accumulated and unpaid distributions thereon to the date of redemption.

In the Centennial Bank merger (see Note 13, Acquisitions), the Company assumed the $4,640,000 in floating rate the Cumulative Trust Preferred Securities originally issued in September 2007 through LubCo, a statutory business trust and wholly-owned subsidiary of the Company. As guarantor, the Company unconditionally guarantees payment of accrued and unpaid distributions required to be paid on the preferred capital securities, the redemption price when a capital security is called for redemption, and amounts due if a trust is liquidated or terminated. The Cumulative Trust Preferred Securities pay cumulative cash distributions quarterly at a rate per annum, reset quarterly, equal to the 3-month LIBOR plus 2.2% (2.32%, 2.45% and 2.42% at September 30, 2021 and 2020 and December 31, 2020). The Cumulative Trust Preferred Capital Securities are subject to mandatory redemption in whole or in part upon repayments of the debentures at the stated maturity in the year 2037 or their earlier redemption, in each case at a redemption price equal to the aggregate liquidation preference of the

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 7 - BORROWINGS (continued)

Subordinated Debentures (continued)

Cumulative Trust Preferred Capital Securities plus any accumulated and unpaid distributions thereon to the date of redemption.

Subordinated debentures related to trust preferred securities may be included in regulatory Tier 1 capital subject to a limitation that such amounts not exceed 25% of Tier 1 capital. The remainder of this and other subordinated debt is included in Tier 2 capital. There is no limitation for inclusion of subordinated debt in total risk-based capital and, as such, all subordinated debt was included in total risk-based capital.

For the three-month periods ended September 30, 2021 and 2020, interest expense on the subordinated debentures was $186,000 and $187,000, respectively (including premium amortization of $29,000 and $20,000 for September 30, 2021 and 2020, respectively). For the nine-month periods ended September 30, 2021 and 2020, interest expense on the subordinated debentures was $562,000 and $475,000, respectively (including premium amortization of $87,000 and $20,000 for June 30, 2021 and 2020, respectively).

Included in “subordinated debentures” on the unaudited consolidated balance sheets as of September 30, 2021 and 2020 and December 31, 2020 is a reduction of $1,752,000, $1,868,000, and $1,839,000 respectively, to reflect the estimated fair value of these liabilities assumed in the Centennial acquisition (see Note 13, Acquisitions).

Subordinated Notes

In July 2020, the Company completed the private placement of $140,000,000 in subordinated notes. The notes have a maturity date of July 31, 2030 and carry a fixed rate of 5.500% for the first five years. Thereafter, the notes bear interest at 3-month Secured Overnight Funding Rate (SOFR) plus 5.435% resetting quarterly. Interest payments are due semiannually in January and July. The notes include a right of prepayment without penalty on or after July 31, 2025. The principal balance and all accrued but unpaid interest are due at the maturity date.

In August 2020, the Company paid all outstanding balances associated with the July 2015 issuance of $65,000,000 in private placement subordinated notes. The notes had a maturity date of August 1, 2025 and carried a fixed rate of interest of 5.875% for the first five years. Thereafter, the notes would bear interest at 3-month LIBOR plus 4.12%, resetting quarterly. Interest payments were due semiannually in February and August. The notes included a right of prepayment without penalty on or after August 1, 2020. The principal balance and all accrued but unpaid interest were paid at the August 2020 prepayment date.

In January 2021, the Company also paid the remaining principal and all accrued but unpaid interest of an additional $7,500,000 private placement subordinated note issued on September 30, 2015. The note had a maturity date of October 1, 2025 and carried a fixed rate of interest of 5.875% until maturity. Interest payments were due quarterly. The note included a right of prepayment without penalty on or after October 1, 2020.

These subordinated notes have been structured to qualify as Tier 2 capital for regulatory purposes. Interest expense on the subordinated notes was $6,045,000 and $4,229,000 for the nine-month periods ended September 30, 2021 and 2020, respectively (including amortization of issuance costs of $354,000 and $344,000 for the nine-month periods ended September 30, 2021 and 2020, respectively). Issuance costs for the initial $65,000,000 issuance totaled $1,181,000 and were fully amortized upon prepayment in August 2020. Issuance costs for the most recent placement of $140,000,000 totaled $2,328,000 and will be amortized over the period

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 7 - BORROWINGS (continued)

Subordinated Notes (continued)

from issuance to the date of earliest prepayment. The unamortized balances of total issuances costs were $1,776,000 and $2,246,000 as of September 30, 2021 and 2020 and $2,130,000 as of December 31, 2020, respectively, and are reported on the consolidated balance sheets as a direct deduction from the face of the notes.

Maturities

The following table summarizes maturities of the Company’s borrowings as of September 30, 2021 (in thousands):

	FHLB Advances	Subordinated Debentures	Subordinated Notes	Total
Maturing within one year	$574	$—	$—	$574
Maturing one year through two years	34	—	—	34
Maturing two years through three years	—	—	—	—
Maturing three years through four years	18,000	—	—	18,000
Maturing four years through five years	8,000	—	—	8,000
Maturing six years and thereafter	48,044	21,446	138,224	207,714

Total	$74,652	$21,446	$138,224	$234,322

NOTE 8 - CAPITAL AND REGULATORY MATTERS

Regulatory Capital Requirements

The Company (as a bank holding company and on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting rules. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors. Furthermore, the Company’s and Bank’s regulators could require adjustments to regulatory capital not reflected in these financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total, Tier 1 and CET1 capital (each as defined in the regulations) relative to risk weighted assets (as defined), and of Tier 1 capital to average assets (as defined). The following tables present actual and required capital amounts (in thousands) and ratios as of September 30, 2021 and 2020 and December 31, 2020 for the Company and the Bank under the Basel III Capital Rules. The minimum required capital amounts presented include the minimum required capital levels as of September 30, 2021 and 2020 and December 31, 2020, including the Basel III capital conservation buffer. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules. Management believes, as of September 30, 2021 and 2020 and December 31, 2020, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 8 - CAPITAL AND REGULATORY MATTERS (continued)

Regulatory Capital Requirements (continued)

The Company’s and the Bank’s actual regulatory capital amounts (in thousands) and ratios are presented in the table below:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions		Minimum Capital Requirement - Basel III Including Capital Conservation Buffer
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2021 (estimated)
Total capital to risk-weighted assets
Consolidated	$744,779	17.2%	$345,908	8.0%	N/A	N/A	$454,004	10.5%
Happy State Bank	709,397	16.4	345,534	8.0	$431,917	10.0%	453,513	10.5

Tier 1 capital to risk-weighted assets
Consolidated	565,588	13.1	259,431	6.0	N/A	N/A	367,527	8.5
Happy State Bank	668,430	15.5	259,150	6.0	345,534	8.0	367,129	8.5

Common equity tier 1 capital to risk-weighted assets
Consolidated	544,142	12.6	194,573	4.5	N/A	N/A	302,669	7.0
Happy State Bank	668,430	15.5	194,363	4.5	280,746	6.5	302,342	7.0

Tier 1 capital to average assets (leverage ratio)
Consolidated	565,588	9.2	246,547	4.0	N/A	N/A	246,547	4.0
Happy State Bank	668,430	10.9	246,360	4.0	307,950	5.0	246,360	4.0

September 30, 2020
Total capital to risk-weighted assets
Consolidated	$697,526	17.2%	$323,972	8.0%	N/A	N/A	$425,214	10.5%
Happy State Bank	588,645	14.6	323,522	8.0	$404,403	10.0%	424,623	10.5

Tier 1 capital to risk-weighted assets
Consolidated	504,662	12.5	242,979	6.0	N/A	N/A	344,221	8.5
Happy State Bank	541,035	13.4	242,642	6.0	323,522	8.0	343,742	8.5

Common equity tier 1 capital to risk-weighted assets
Consolidated	483,332	11.9	182,235	4.5	N/A	N/A	283,476	7.0
Happy State Bank	541,035	13.4	181,981	4.5	262,863	6.5	283,082	7.0

Tier 1 capital to average assets (leverage ratio)
Consolidated	504,662	9.7	209,415	4.0	N/A	N/A	209,415	4.0
Happy State Bank	541,035	10.4	209,211	4.0	261,514	5.0	209,211	4.0

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 8 - CAPITAL AND REGULATORY MATTERS (continued)

Regulatory Capital Requirements (continued)

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions		Minimum Capital Requirement - Basel III Including Capital Conservation Buffer
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2020
Total capital to risk-weighted assets
Consolidated	$723,441	18.1%	$319,073	8.0%	N/A	N/A	$418,783	10.5%
Happy State Bank	648,185	16.3	318,744	8.0	$398,430	10.0%	418,352	10.5

Tier 1 capital to risk-weighted assets
Consolidated	528,194	13.2	239,305	6.0	N/A	N/A	339,015	8.5
Happy State Bank	598,308	15.0	239,058	6.0	318,744	8.0	338,666	8.5

Common equity tier 1 capital to risk-weighted assets
Consolidated	506,835	12.7	179,479	4.5	N/A	N/A	279,189	7.0
Happy State Bank	598,308	15.0	179,294	4.5	258,981	6.5	278,901	7.0

Tier 1 capital to average assets (leverage ratio)
Consolidated	528,194	10.0	211,850	4.0	N/A	N/A	211,850	4.0
Happy State Bank	598,308	11.3	211,606	4.0	264,508	5.0	211,606	4.0

As of September 30, 2021, the most recent notification from the FDIC categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” the Bank must maintain minimum total risk based, Tier 1 risk based, CET1 risk-based and Tier 1 leverage ratios as set forth in the table. Prompt corrective action provisions are not applicable to bank holding companies.

Capital Activity

During the nine-month period ending September 30, 2021, no private placement offerings had taken place. During the nine-month period ending September 30, 2020, the Company issued common stock through three separate private placement offerings; approximately $71,239,000 of common stock was issued through a private placement offering during September 2020, approximately $36,481,000 of common stock was issued through the merger with Centennial Bancshares in July 2020 and approximately $2,904,000 of common stock was issued through a separate private placement offering in February 2020. There were no material issuance costs associated with any of these offerings.

In July 2020, the Company completed the private placement of $140,000,000 in subordinated notes. The notes are structured to qualify as Tier 2 capital for regulatory purposes (see Note 7, Borrowings). In August 2020, the Company paid all outstanding balances associated with the July 2015 issuance of $65,000,000 in private placement subordinated notes. In January 2021, the Company paid the outstanding balance associated with the September 2015 issuance of a $7,500,000 private placement subordinated note.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 8 - CAPITAL AND REGULATORY MATTERS (continued)

Capital Activity (continued)

Banking regulations may limit the amount of dividends that the Bank may pay to the Company. Specifically, approval by regulatory authorities is required if the effect of dividends declared would cause the Bank’s capital to fall below specified levels, or if dividends declared exceed the Bank’s retained earnings. These limitations on the Bank’s ability to pay dividends to the Company could limit the Company’s ability to pay dividends to its shareholders. During the nine-month periods ending September 30, 2021 and 2020, the Bank paid dividends of $0 and $2,130,000, respectively, to the Company; these were eliminated in consolidation. The dividend was used by the Company to pay interest on Subordinated Notes. Regulatory approval was not required for the dividend.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Off-Balance Sheet Arrangements

The Company is a party to credit-related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the audited consolidated balance sheets. The Company’s exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments.

As of September 30, 2021 and 2020 and December 31, 2020, respectively, the approximate amounts of these financial instruments were as follows (in thousands):

	September 30,		December 31,
	2021	2020	2020
Commitments to extend credit	$1,306,124	$1,110,199	$1,236,498
Standby letters of credit	61,013	13,771	20,181

	$1,367,137	$1,123,970	$1,256,679

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses, may require payment of a fee, and may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management’s credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Most letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments if deemed necessary.

The Company has no other off-balance sheet arrangements; nor does it have any transactions, other than those reflected in the consolidated financial statements, with unconsolidated, special purpose entities where those transactions would expose the Company to liability.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 9 - COMMITMENTS AND CONTINGENCIES (continued)

Other

At September 30, 2021, the future minimum lease payments due from the Bank as lessee for the remainder of 2021 and each of the following four calendar years and thereafter are as follows (in thousands):

2021 - remaining	$422
2022	1,332
2023	1,034
2024	758
2025	469
Thereafter	476

$4,491

Various legal claims arise from time to time in the normal course of business. As of September 30, 2021, such claims asserted against the Company will not, in the opinion of management, have a material effect on the Company’s financial condition, results of operations or cash flows.

NOTE 10 - EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plan

The Company sponsors an Employee Stock Ownership Plan (ESOP) which contains Code Section 401(k) provisions. Employees are generally eligible to participate on January 1st, July 1st, or other dates that may be selected by the Company following their initial date of service, provided that the employee has attained the age of 18 and is employed in a position requiring at least 1,000 hours of service for the plan year. The Company may make matching contributions, discretionary basic contributions, or discretionary additional contributions. The Company contribution is based on the employee’s annual compensation.

Employer matching contributions are included in “salaries and employee benefits” in the unaudited consolidated statements of income and were $2,800,000 and $2,315,000 for the nine-month periods ended September 30, 2021 and 2020, respectively. The ESOP had no unearned shares or shares committed to be released at September 30, 2021 and 2020 or at December 31, 2020. The ESOP owned 1,479,510 and 1,506,685 and 1,511,316 shares at September 30, 2021 and 2020 and December 31, 2020, respectively, and these shares are included in the total of shares outstanding for purposes of computing earnings per share for the Company. The ESOP did not purchase any shares during the nine-month periods ended September 30, 2021. The ESOP purchased 10,580 shares, approximately $508,000, during the nine-month period ended September 30, 2020.

The Company has an obligation to repurchase shares from ESOP participants for distributions from the ESOP. The market value for the shares for this purpose is $53.50 per share and is based on a December 31, 2020 valuation by an independent external firm. The market value utilized as of September 30, 2020 was $48.25 per share based on the December 31, 2019 valuation.

Deferred Compensation Agreements

The Company established non-qualified deferred compensation agreements covering certain employees and directors. The unfunded liabilities related to these agreements are based on predetermined post-retirement benefits for each individual. Expense related to benefits accrued for these agreements is included in “salaries and

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 10 - EMPLOYEE BENEFIT PLANS (continued)

Deferred Compensation Agreements (continued)

employee benefits” in the unaudited consolidated statements of income and was $1,102,000 and $1,191,000 for the nine-months ended September 30, 2021 and 2020, respectively. The unfunded liability included in “accrued expenses and other liabilities” on the unaudited consolidated balance sheets amounted to $12,200,000, $11,154,000 and $11,292,000 for September 30, 2021 and 2020 and December 31, 2020, respectively.

Stock-Based Compensation

Stock Options

The Company has entered into various stock option agreements that grant options to its directors, officers, and employees for up to 8,820,550 shares of common stock. Both incentive stock options and non-qualified stock options have been granted under the plans. The exercise price of each option equals the market price of the Company’s stock on the date of grant. Vesting periods are generally five years from the date of grant with options expiring in ten years. The Company issues new shares for options when they are exercised.

Expense for the stock options is computed using the equity-classified awards method, under which the fair value of each option grant is calculated utilizing a Black-Scholes option-pricing model, and that value is recognized as expense (and as an equal increase in “additional paid-in capital” on the consolidated balance sheets) over the vesting period. Expense related to stock options is included in “salaries and employee benefits” in the unaudited consolidated statements of income and was $643,000 and $409,000 for the nine-month periods ended September 30, 2021 and 2020, respectively. Expense related to stock options for directors is included in “legal and professional fees” in the unaudited consolidated statements of income and was $132,000 and $60,000 for the nine-month periods ended September 30, 2021 and 2020, respectively. The combined stock option expense was $775,000 and $469,000, for the nine-month periods ended September 30, 2021 and 2020, and the associated income tax benefit was $163,000 and $98,000, respectively, for the same periods. There were no modifications of the terms of any options during the nine-month periods ended September 30, 2021 and 2020. As of September 30, 2021, the unrecognized compensation expense for outstanding options was $557,000. The cost is expected to be recognized over a weighted-average period of 2.18 years.

There were no options granted during the nine-month periods ended September 30, 2021 and 2020.

An analysis of stock option activity is presented below:

	Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	Number of Options	Weighted Exercise Price	Number of Options	Weighted Exercise Price
Options outstanding, beginning of period	498,758	$40.94	419,024	$28.90
Granted	—	—	—	—
Exercised	(50,547)	16.00	(129,627)	16.21
Forfeited	—	—	(7,750)	16.00
Expired	—	—	—	—

Options outstanding, end of period	448,211	43.76	281,647	35.10

Options exercisable, end of period	333,173	42.45	197,037	30.64

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 10 - EMPLOYEE BENEFIT PLANS (continued)

Stock-Based Compensation (continued)

Stock Options (continued)

The total intrinsic value of outstanding options and outstanding exercisable options (all of which were in the money) was $4,367,000 and $3,681,000, respectively, at September 30, 2021. The total intrinsic value of outstanding options and outstanding exercisable options (all of which were in the money) was $3,703,000 and $3,471,000, respectively, at September 30, 2020. The total intrinsic value of outstanding options and outstanding exercisable options (all of which were in the money) was $6,138,000 and $5,478,000, respectively, at December 31, 2020.

The total intrinsic value of exercised options during the nine-month periods ended September 30, 2021 and 2020 was $1,896,000 and $4,153,000, respectively. Cash received from stock option exercises during the nine-month periods ended September 30, 2021 and 2020 was $808,000 and $2,100,000, respectively. The actual tax benefit for the tax deductions related to stock option exercises totaled $170,000 and $441,000 for the same periods. Cash used to repurchase shares issued for option exercises during the nine-month periods ended September 30, 2021 and 2020 was $2,174,000 and $5,508,000, respectively.

The information above regarding cash received from option exercises and cash used to repurchase shares issued for option exercises is on a gross basis. In practice, many option exercise transactions combine both an exercise component and a repurchase component, for either some or all of the options exercised; in these instances, the cash effect is experienced and recognized on a net basis.

The following table summarizes information concerning outstanding and exercisable (vested) stock options as of September 30, 2021:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$15.00 - $19.99	36,063	1.30 years	$17.08	36,063	1.30 years	$17.08
$20.00 - $24.99	—	—	—	—	—	—
$25.00 - $29.99	—	—	—	—	—	—
$30.00 - $34.99	25,000	5.18 years	32.00	25,000	5.18 years	32.00
$35.00 - $39.99	2,500	5.22 years	37.00	2,500	5.22 years	37.00
$40.00 - $44.99	—	—	—	—	—	—
$45.00 - $49.99	384,648	8.92 years	47.07	269,610	8.69 years	46.87

Total	448,211	8.08 years	43.76	333,173	7.60 years	42.45

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 10 - EMPLOYEE BENEFIT PLANS (continued)

Stock-Based Compensation (continued)

Stock Options (continued)

An analysis of activity in non-vested options is presented below:

	Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	Number of Options	Weighted Average Grant Date Fair Value	Number of Options	Weighted Average Grant Date Fair Value
Non-vested options, beginning of period	115,438	$12.68	84,610	$12.50
Granted	—	—	—	—
Vested	(400)	11.74	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—

Non-vested options outstanding, end of period	115,038	12.69	84,610	12.50

Restricted Stock and Stock Appreciation Rights

The Company has entered into various restricted stock and stock appreciation rights (SAR) award agreements that grant restricted stock or SARs to its directors and employees. Under the terms of the plans, the Company may award up to 1,500,000 units to the plan participants, either in the form of shares of restricted stock or as SARs.

Restricted Stock

All shares of restricted stock issued under the plans are subject to a restriction period whereby the shares cannot be sold, assigned, transferred, pledged or otherwise encumbered based on each individual’s agreement. This restriction period may be adjusted at any time at the discretion of the Board of Directors. Any participant that terminates employment or ceases services for the Bank prior to the end of the restriction period will forfeit all restricted shares subject to the plans. These shares generally have a term of up to ten years, with vesting ranging from immediate to ten years. These shares generally have conditions related to the individual’s longevity, performance, or both, and such conditions may be revised as, for example, an individual’s job duties change. Upon vesting, restrictions lift and the shares cease to be counted as restricted stock. Consequently, all of the restricted shares outstanding are also non-vested. Restricted shares are included in the total of shares outstanding on the Company’s consolidated balance sheets and for purposes of computing earnings per share.

Compensation expense for restricted stock is computed using the equity-classified awards method, under which the fair value of each restricted share is based on the share value computed for the ESOP ($53.50 per share as of the December 31, 2020 valuation), and that value is recognized as compensation expense (and as an equal increase in “additional paid-in capital” on the consolidated balance sheets) over the period of each grant. Expense related to restricted stock is included in “salaries and employee benefits” in the unaudited consolidated statements of income and was $322,000 and $356,000 for the nine-month periods ended September 30, 2021 and 2020, respectively. The income tax benefit associated with that expense was $68,000 and $75,000, respectively, for the same periods. As of September 30, 2021, the unrecognized compensation expense for outstanding restricted stock options was $518,000. The cost is expected to be recognized over a weighted-average period of 1.45 years.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 10 - EMPLOYEE BENEFIT PLANS (continued)

Stock-Based Compensation (continued)

Restricted Stock (continued)

An analysis of restricted stock activity is presented below:

	Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	Number of Shares	Weighted Average Grant Date Share Value	Number of Shares	Weighted Average Grant Date Share Value
Shares outstanding, beginning of period	40,849	$38.34	48,968	$35.00
Granted	1,000	53.50	7,181	48.25
Exercised	(6,500)	38.52	(8,700)	30.55
Forfeited	—	—	(1,500)	43.25
Expired	—	—	(3,000)	27.00

Shares outstanding, end of period	35,350	39.26	42,949	38.47

Stock Appreciation Rights

SARs are settled in cash, expire in four to ten years, and are generally subject to vesting in three to five years. Expense related to SARs is included in “salaries and employee benefits” in the unaudited consolidated statements of income and was $3,059,000 and $2,663,000 for the nine-month periods ended September 30, 2021 and 2020, respectively. The income tax benefit associated with that expense was $642,000 and $559,000, respectively, for the same periods. Compensation expense for SARs is computed using the liability method and is recognized over the vesting period based on the fair value at each balance sheet date based on the Black-Scholes option-pricing model. The SAR liability of $14,147,000, $13,384,000, and $13,799,000 as of September 30, 2021 and 2020 and December 31, 2020, respectively, is included in “accrued expenses and other liabilities” on the unaudited consolidated balance sheets.

The fair value of each SAR is estimated at each balance sheet date based on the Black-Scholes option-pricing model. The following table shows the weighted-average assumptions used in the Black-Scholes model:

	September 30, 2021	September 30, 2020	December 31, 2020
Dividend yield	0%	0%	0%
Expected life	1.5 years	1.5 years	1.5 years
Expected volatility	21.8%	21.8%	21.8%
Risk-free interest rate	0.2%	0.1%	0.1%

The dividend yield assumption is based on the Company’s history and expectation of dividend payouts. The expected life is based on historical exercise experience. The expected volatility is based on historical volatility in the value of the Company’s shares as well as an analysis of stock volatility of selected peers performed by a third party. The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve as of the balance sheet dates.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 10 - EMPLOYEE BENEFIT PLANS (continued)

Stock-Based Compensation (continued)

Stock Appreciation Rights (continued)

An analysis of SAR activity is presented below:

	Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	Number of SARs	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price
SARs outstanding, beginning of period	720,215	$31.59	682,864	$28.05
Granted	16,500	53.50	69,750	48.25
Exercised	(95,147)	23.54	(56,312)	24.89
Forfeited	(19,300)	38.49	(13,700)	35.88
Expired	—	—	—	—

SARs outstanding, end of period	622,268	33.19	682,602	30.22

SARs exercisable, end of period	430,368	27.63	467,985	25.00

The following table summarizes information concerning outstanding and exercisable (vested) SARs as of September 30, 2021:

	SARs Outstanding			SARs Exercisable
Range of Exercise Prices	Number of SARs	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of SARs	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$15.00 - $19.99	167,216	1.56 years	$18.22	167,216	1.56 years	$18.22
$20.00 - $24.99	27,030	2.84 years	22.75	27,030	2.84 years	22.75
$25.00 - $29.99	53,122	4.05 years	27.00	53,122	4.05 years	27.00
$30.00 - $34.99	72,600	4.97 years	32.00	66,400	4.95 years	32.00
$35.00 - $39.99	82,550	5.85 years	37.00	61,100	5.83 years	37.00
$40.00 - $44.99	61,900	6.80 years	41.24	34,850	6.78 years	41.17
$45.00 - $49.99	157,850	8.85 years	48.31	20,650	8.45 years	47.21

Total	622,268	5.17 years	33.19	430,368	3.83 years	27.63

The total intrinsic value of outstanding SARs and outstanding exercisable SARs (all of which were in the money) was $12,640,000 and $11,134,000, respectively, at September 30, 2021. The total intrinsic value of outstanding SARs and outstanding exercisable SARs (all of which were in the money) was $12,307,000 and $10,881,000, respectively, at September 30, 2020. The total intrinsic value of outstanding SARs and outstanding exercisable SARs (all of which were in the money) was $15,600,000 and $13,291,000, respectively, at December 31, 2020.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 10 - EMPLOYEE BENEFIT PLANS (continued)

Stock-Based Compensation (continued)

Stock Appreciation Rights (continued)

An analysis of non-vested SAR activity is presented below:

	Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	Number of SARs	Weighted Average Grant Date Fair Value	Number of SARs	Weighted Average Grant Date Fair Value
Non-vested SARs outstanding, beginning of period	241,867	$16.13	211,183	$16.22
Granted	16,500	13.63	69,750	11.23
Vested	(47,167)	17.47	(52,616)	15.60
Forfeited	(19,300)	19.25	(13,700)	16.32
Expired	—	—	—	—

Non-vested SARs outstanding, end of period	191,900	15.59	214,617	13.21

The following table sets forth information regarding the stock-based compensation activity in the unaudited consolidated statement of shareholders’ equity for the nine-month period ended September 30, 2021 (in thousands, except for shares):

As of September 30, 2021:	Common Stock ($1 par)		Additional Paid In Capital	Total
	Shares	Amount
Restricted Stock:
Grants	1,000	$1	$(1)	$—
Expense recognized in earnings	—	—	322	322
Stock Options:
Exercises	50,547	$51	$757	$808
Repurchases of shares from option exercises	(40,637)	(41)	(2,133)	(2,174)
Expense recognized in earnings	—	—	775	775
SARs:
Purchases of stock with SAR exercises	2,503	3	131	134

	13,413	$14	$(149)	$(135)

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 10 - EMPLOYEE BENEFIT PLANS (continued)

Stock-Based Compensation (continued)

Stock Appreciation Rights (continued)

The following table sets forth information regarding the stock-based compensation activity in the unaudited consolidated statement of shareholders’ equity for the nine-month period ended September 30, 2020 (in thousands, except for shares):

As of September 30, 2020:	Common Stock ($1 par)		Additional Paid In Capital
	Shares	Amount		Total
Restricted Stock:
Grants	7,181	$7	$(7)	$—
Expense recognized in earnings	—	—	502	502
Expired or forfeited grants	(4,500)	(5)	(141)	(146)

Stock Options:
Exercises	129,627	$129	$1,971	$2,100
Repurchases of shares from option exercises	(114,153)	(114)	(5,394)	(5,508)
Expense recognized in earnings	—	—	469	469

	18,155	$17	$(2,600)	$(2,583)

NOTE 11 - INCOME TAXES

Allocation of income tax expense between current and deferred portions is as follows (in thousands) for the nine-month periods ended September 30:

	September 30,
	2021	2020
Current income tax	$16,524	$4,075
State tax	60	472
Deferred income tax (benefit) expense	(2,252)	3,716

Total income tax expense	$14,332	$8,263

Income tax expense, as a percentage of pretax earnings, differs from the statutory federal income tax rate as follows for the nine-month periods ended September 30:

	September 30,
	2021	2020
Statutory federal income tax rate	21.0%	21.0%
Increase (reduction) resulting from:
Tax-exempt interest income	-1.8%	-2.3%
Stock-based compensation	-0.5%	-1.6%
Nondeductible expenses	0.4%	0.9%
Effect of state income taxes	0.1%	1.0%
Other	-0.9%	-1.7%

Effective income tax rate	18.3%	17.3%

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 11 - INCOME TAXES (continued)

The components of the net deferred tax asset included in “other assets” on the consolidated balance sheets are as follows (in thousands):

	September 30, 2021	September 30, 2020	December 31, 2020
Deferred tax assets:
Loans receivable	$13,121	$12,823	$15,081
Employee benefits	6,692	5,679	6,536
Other real estate owned	376	296	374

	20,189	18,798	21,991

Deferred tax liabilities:
Other identifiable intangible assets	(6,378)	(4,734)	(5,121)
Premises and equipment	(5,486)	(4,332)	(6,350)
Unrealized gains on securities available for sale	(4,582)	(6,920)	(8,111)
Other	(208)	(342)	(151)

	(16,654)	(16,328)	(19,733)

Net deferred tax asset	$3,535	$2,470	$2,258

NOTE 12 - FAIR VALUE MEASUREMENTS

Fair value of an asset or liability is the price that would be received to sell that asset or to transfer that liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Inputs - Quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Inputs - Significant unobservable inputs that reflect an entity’s own assumptions regarding what market participants would use in pricing the assets or liabilities.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 12 - FAIR VALUE MEASUREMENTS (continued)

Recurring Measurements

The following table presents assets reported on the consolidated balance sheets at fair value on a recurring basis, along with the fair value hierarchy level employed (in thousands):

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Measured at Fair Value
September 30, 2021 (unaudited)
Debt securities available for sale:
U.S. government and agency	$—	$29,802	$—	$29,802
Mortgage backed securities	—	93,106	—	93,106
State and political subdivisions	—	1,075,136	—	1,075,136
Collateralized mortgage obligations	—	261,177	—	261,177
Asset-backed securities	—	72,884	—	72,884
Other debt securities	—	19,707	—	19,707
Marketable equity securities	2,224	—	—	2,224

September 30, 2020 (unaudited)
Securities available for sale:
Mortgage backed securities	$—	$78,289	$—	$78,289
State and political subdivisions	—	513,858	—	513,858
Collateralized mortgage obligations	—	212,302	—	212,302
Asset-backed securities	—	64,923	—	64,923
Marketable equity securities	2,245	—	—	2,245

December 31, 2020
Debt securities available for sale:
Mortgage backed securities	$—	$81,547	$—	$81,547
State and political subdivisions	—	567,566	—	567,566
Collateralized mortgage obligations	—	208,058	—	208,058
Asset-backed securities	—	99,091	—	99,091
Other debt securities	—	2,000	—	2,000
Marketable equity securities	2,247	—	—	2,247

The Company reports its marketable equity securities utilizing Level 1 inputs. For these securities, there is a quoted market price. All debt securities are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayments speeds, credit information and the bond’s terms and conditions, among other factors.

Transfers between levels would occur based on changes in overall or specific market conditions. There were no transfers between fair value hierarchy levels for the periods presented.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 12 - FAIR VALUE MEASUREMENTS (continued)

Nonrecurring Measurements

Certain assets are measured at fair value on a nonrecurring basis; that is, the assets are not measured at fair value on an ongoing basis but are instead subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents the assets carried on the consolidated balance sheets for which a nonrecurring measurement in fair value has been recorded, along with the fair value hierarchy level employed (in thousands):

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Measured at Fair Value
September 30, 2021 (unaudited)
Assets:
Impaired loans	$—	$—	$6,546	$6,546
Other real estate owned	—	488	576	1,064
September 30, 2020 (unaudited)
Assets:
Impaired loans	$—	$—	$5,235	$5,235
Other real estate owned	—	1,084	576	1,660
December 31, 2020
Assets:
Impaired loans	$—	$—	$7,427	$7,427
Other real estate owned	—	504	576	1,080

Impaired loans are reported at fair value based on the discounted present value of expected cash flows (Level 3 inputs), or on the value of underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using Level 3 inputs: independent appraisals; and subjective adjustments (generally 10-30%) applied by management to reflect estimated selling costs and other expected discounts to appraised values.

During the nine months ended September 30, 2021, certain impaired loans were remeasured and reported at fair value through a specific allocation of the allowance for loan losses. Impaired loans with a carrying value of $8,451,000 were reduced by specific allowance allocations totaling $1,906,000 to a total reported fair value of $6,546,000 based on values determined utilizing Level 3 valuation inputs.

During the nine months ended September 30, 2020, certain impaired loans were remeasured and reported at fair value through a specific allocation of the allowance for loan losses. Impaired loans with a carrying value of $8,549,000 were reduced by specific allowance allocations totaling $3,314,000 to a total reported fair value of $5,235,000 based on values determined utilizing Level 3 valuation inputs.

During the twelve months ending December 31, 2020, certain impaired loans were remeasured and reported at fair value through a specific allocation of the allowance for loan losses. Impaired loans with a carrying value of $11,013,000 were reduced by specific allowance allocations totaling $3,586,000 to a total reported fair value of $7,427,000 based on values determined utilizing Level 3 valuation inputs.

Other real estate owned is valued at the time the loan is foreclosed upon and the asset is transferred to other real estate owned. The value is based primarily on third party appraisals, less estimated costs to sell. Appraisals based upon comparable sales result in a Level 2 classification while appraisals based upon expected cash flows of the property result in a Level 3 classification.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 13 - ACQUISITIONS

First National Bank of Tahoka

On June 4, 2021, the Company acquired First National Bank of Tahoka, a privately-held bank headquartered in Tahoka, Texas. As a result of this acquisition, the Bank added one branch in the Texas South Plains town of Tahoka. The total cash purchase price for the acquisition was allocated based on management’s best estimates of the fair value of the assets acquired and liabilities assumed, as follows (in thousands):

Assets acquired:
Cash	$41,924
Securities	14,316
Loans	6,116
Premises	1,040
Goodwill	1,179
Core deposit intangible asset	230
Other assets	292
Liabilities assumed:
Deposits	(57,961)
Other liabilities	48

Cash consideration paid	$7,184

The net cash and cash equivalents received as a result of the transaction was $34,741,000: $41,924,000 in teller cash and due from banks included with the assets acquired, less $7,183,000 of cash consideration paid.

The estimated fair value of non-credit impaired loans was not materially different from the contractual balance of $5,640,000. As of the acquisition date, the Company expects an insignificant amount of the contractual balance of these loans to be uncollectible. Purchased credit impaired loans (PCI loans) had an estimated fair value of $470,000 at the acquisition date and a total contractual balance of $717,000. The difference of $247,000 remains on the balance sheet as a credit mark unless the loans experience changes in fair value or collectability. The remaining variance of $6,000 relates to loans in process and overdrafts as of the acquisition date.

The Company recorded goodwill of $1,179,000 in this acquisition; this goodwill relates to the combination of expected synergy and desirable branch location within the Company’s Texas South Plains market. Goodwill is calculated as the excess of the estimated fair value of the consideration exchanged compared to the net of (a) the estimated fair value of identifiable assets acquired, and (b) the estimated fair value of the liabilities assumed. The core deposit intangible of $230,000 represents the estimated value of the core deposits of the acquired branches based on their costs relative to the higher costs of alternative funding sources. None of the goodwill that was recognized in this transaction is expected to be deductible for income tax purposes.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 13 - ACQUISITIONS (continued)

First Bank of Muleshoe

On February 19, 2021, the Company acquired First Bank of Muleshoe, a privately-held bank headquartered in Muleshoe, Texas. The branches included in the acquisition are located in the Texas Panhandle towns of Muleshoe, Bovina and Dimmitt. The total cash purchase price for the acquisition was allocated based on management’s best estimates of the fair value of the assets acquired and liabilities assumed, as follows (in thousands):

Assets acquired:
Cash	$91,010
Securities	4,152
Loans	11,864
Premises	1,504
Goodwill	2,498
Core deposit intangible asset	310
Other assets	720
Liabilities assumed:
Deposits	(92,861)
Other liabilities	(72)

Cash consideration paid	$19,125

The net cash and cash equivalents received as a result of the transaction was $71,885,000: $91,010,000 in teller cash and due from banks included with the assets acquired, less $19,125,000 of cash consideration paid.

The estimated fair value of the loan portfolio was not materially different from the contractual balance of $11,864,000. As of the acquisition date, the Company expects that an insignificant amount of the contractual balance will be uncollectible. There were not any material loans purchased through the transaction determined to be credit impaired.

The Company recorded goodwill of $2,498,000 in this acquisition; this goodwill relates to the combination of expected synergies and desirable branch locations within the Company’s Texas Panhandle market. Goodwill is calculated as the excess of the estimated fair value of the consideration exchanged compared to the net of (a) the estimated fair value of identifiable assets acquired, and (b) the estimated fair value of the liabilities assumed. The core deposit intangible of $310,000 represents the estimated value of the core deposits of the acquired branches based on their costs relative to the higher costs of alternative funding sources. None of the goodwill that was recognized in this transaction is expected to be deductible for income tax purposes.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 13 - ACQUISITIONS (continued)

Centennial Bank

On July 1, 2020, the Company merged with Centennial Bank, a privately-held bank headquartered in Lubbock, Texas. The Company acquired 100% of Centennial Bank’s outstanding stock. The fourteen branches included in the merger are located in the Texas South Plains and the Central Texas Hill Country. The total purchase price for the acquisition was allocated based on the estimated fair value of the assets acquired and liabilities assumed, as follows (in thousands):

Assets acquired:
Cash	$179,695
Securities	91,113
Loans	611,260
Premises	25,895
Goodwill	75,635
Core deposit intangible asset	1,855
Other assets	17,852
Liabilities assumed:
Deposits	(857,882)
Subordinated debentures	(8,836)
Other liabilities	(1,605)

Consideration paid	$134,982

The net cash received as a result of the transaction was $81,194,000: $179,695,000 in cash included with the assets acquired less the $98,501,000 cash consideration paid to Centennial Bank. The Company also issued 756,079 shares of Bancshares stock, with an estimated fair value of $36,481,000 as of closing (based on the valuation of $48.25 per share by an independent external firm as of December 31, 2019).

Non-credit impaired loans had an estimated fair value of $600,228,000 at the acquisition date and a total contractual balance of $610,371,000. As of the acquisition date, the Company expects an insignificant amount of the contractual balance of these loans to be uncollectible. The difference of $10,143,000 will be recognized into interest income as an adjustment to yield over the life of the loans. Purchased credit impaired loans (PCI loans) had an estimated fair value of $10,756,000 at the acquisition date and a total contractual balance of $15,589,000. An amount of $182,000 will be recognized into interest income as an adjustment to yield over the life of the loans. The difference of $4,651,000 remains on the balance sheet as a credit mark unless the loans experience changes in fair value or collectability. The remaining variance of $276,000 relates to loans in process and overdrafts as of the acquisition date.

The Company recorded goodwill of $75,635,000 in this acquisition; this goodwill relates to the combination of expected synergies and desirable branch locations within the Company’s Texas Panhandle market and new Central Texas Hill Country market. Goodwill is calculated as the excess of the estimated fair value of the consideration exchanged compared to the net of (a) the estimated fair value of identifiable assets acquired, and (b) the estimated fair value of the liabilities assumed. The core deposit intangible of $1,855,000 represents the estimated value of the core deposits of the acquired branches based on their costs relative to the higher costs of alternative funding sources. The goodwill that was recognized in this transaction is expected to be deductible for income tax purposes.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 13 - ACQUISITIONS (continued)

Centennial Bank (continued)

Under the terms of the purchase agreement related to the Centennial merger, the Company deposited $1,500,000 of the total consideration paid into escrow as security for potential losses and expenses related to the acquired substandard, doubtful, loss, or other real-estate owned loans as of December 31, 2019. The escrow amount will be held and monitored by the Company for three years, commencing with the merger date. The Company will be reimbursed 50% of loan losses from the escrow amount during the escrow period as losses and expenses related to acquired loans are incurred. The Company fully expects to recover the entire amount placed into escrow. The escrow amount is included in “other assets” in the consolidated balance sheet as of September 30, 2021 and 2020 and December 31, 2020.

In addition, a separate escrow amount of $1,053,000 was established and funded by the seller to indemnify the Company for contract termination fees and deconversion costs incurred following closing. The escrow amount was held by the Company for a period of one year from the date of acquisition and the balance was released to the Company based on final transaction costs at the conclusion of the escrow period. The Company recorded an indemnification asset as contract termination and deconversion costs were incurred, totaling the amount in escrow. The effect of the recognition of the indemnification asset was an offset during 2020 of $1,053,000 to the expenses incurred related to the contract termination and deconversion costs. The indemnification asset was derecognized when the Company received the cash due from the escrow in 2021.

First State Bank of Mobeetie

On January 24, 2020, the Company acquired First State Bank of Mobeetie, a privately-held bank headquartered in Mobeetie, Texas. The branches included in the acquisition are located in the Texas Panhandle towns of Mobeetie and Wheeler. The total cash purchase price for the acquisition was allocated based on management’s best estimates of the fair value of the assets acquired and liabilities assumed, as follows (in thousands):

Assets acquired:
Cash	$2,972
Fed funds sold	55,583
Securities	7,090
Loans	11,075
Premises	312
Goodwill	1,811
Core deposit intangible asset	685
Other assets	791
Liabilities assumed:
Deposits	(68,180)
Other liabilities	(79)

Cash consideration paid	$12,060

The net cash and cash equivalents received as a result of the transaction was $46,495,000: $55,583,000 in fed funds sold and $2,972,000 in teller cash and due from banks included with the assets acquired, less $12,060,000 of cash consideration paid.

Non-credit impaired loans had an estimated fair value of $10,414,000 at the acquisition date and a total contractual balance of $10,437,000. As of the acquisition date, the Company expects that an insignificant amount

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2021 and 2020

NOTE 13 - ACQUISITIONS (continued)

First State Bank of Mobeetie (continued)

of the contractual balance of these loans will be uncollectible. The difference of $23,000 will be recognized into interest income as an adjustment to yield over the life of the loans. Purchased credit impaired loans (PCI loans) had an estimated fair value of $638,000 at the acquisition date and a total contractual balance of $816,000. The difference of $178,000 remains on the balance sheet as a credit mark unless the loans experience changes in fair value or collectability. The remaining variance of $23,000 relates to loans in process and overdrafts as of the acquisition date.

The Company recorded goodwill of $1,811,000 in this acquisition; this goodwill relates to the combination of expected synergies and desirable branch locations within the Company’s Texas Panhandle market. Goodwill is calculated as the excess of the estimated fair value of the consideration exchanged compared to the net of (a) the estimated fair value of identifiable assets acquired, and (b) the estimated fair value of the liabilities assumed. The core deposit intangible of $685,000 represents the estimated value of the core deposits of the acquired branches based on their costs relative to the higher costs of alternative funding sources. None of the goodwill that was recognized in this transaction is expected to be deductible for income tax purposes.

Merger Announcement

On September 15, 2021, the Company entered into an Agreement and Plan of Merger with Home BancShares, Inc. for an acquisition by Home BancShares, Inc. of all of the outstanding stock of the Company. The merger requires prior regulatory and shareholder approval and is anticipated to close in early 2022.

Acquisition Costs

Related to the above transactions, the Company recorded acquisition costs of $858,000 and $2,435,000 for various professional services during the nine-month periods ending September 30, 2021 and 2020. Acquisition costs are included in “legal and professional expenses” on the unaudited consolidated financial statements.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AND

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors

and Shareholders

Happy Bancshares, Inc. and Subsidiary

Amarillo, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Happy Bancshares, Inc. and Subsidiary (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and in accordance with auditing standards generally accepted in the United States of America, the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2021, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Loan Losses

As more fully described in Notes 1 and 3 to the Company’s consolidated financial statements, the allowance for loan losses represents losses that are estimated to have been incurred as of the balance sheet date.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management determines that an outstanding loan will not be collected. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a quarterly basis by Company management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to revision as more information becomes available.

The allowance consists of allocated and general components. The allocated component relates to specific allowances on loans that are classified as impaired. The general component relates to loans that are not classified as impaired and is based on historical charge-off experience. Other adjustments for each segment, such as qualitative or environmental considerations, may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss experience. Management discloses that this evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

We identified the valuation of the allowance for loan losses as a critical audit matter. Auditing the allowance for loan losses involves a high degree of subjectivity in evaluating management’s estimates, such as evaluating management’s assessment of economic conditions and other qualitative or environmental factors, evaluating the adequacy of specific allowances associated with impaired loans and assessing the appropriateness of loan risk ratings.

The primary procedures we performed to address this critical audit matter included:

•

Testing the design and operating effectiveness of controls, including those related to technology, over the allowance for loan losses including data completeness and accuracy, classifications of loans by loan segment, historical loss data, the calculation of loss rates, the establishment of qualitative adjustments, grading and risk classification of loans and establishment of specific reserves on impaired loans and management’s review and disclosure controls over the allowance for loan losses;

•	Testing of completeness and accuracy of the information utilized in the allowance for loan losses;

•	Testing the allowance for loan losses model’s computational accuracy;

•

Evaluating the qualitative and environmental adjustments to historical loss rates, including assessing the basis for the adjustments and the reasonableness, reliability and relevance of the significant assumptions and underlying data;

•	Testing the external loan review functions and evaluating the reasonableness of loan risk ratings; and

•	Evaluating the reasonableness of specific allowances and estimates on impaired loans through review of collateral values and any associated management adjustments.

F-66

Acquisitions

As described in Note 17 to the consolidated financial statements, the Company consummated the acquisitions of a bank holding company and a bank during the year ended December 31, 2020. As part of the acquisitions consummated during the year, management determined that each of the acquisitions qualified as a business and accordingly all identifiable assets and liabilities acquired were valued at fair value as part of the purchase price allocation as of acquisition date. The identification and valuation of such acquired assets and assumed liabilities requires management to exercise significant judgment and consider the use of outside specialists to estimate the fair value allocations.

We identified the consummated acquisitions and the valuation of acquired assets and assumed liabilities as a critical audit matter. Auditing the acquired balance sheets and acquisition related considerations involved a high degree of subjectivity in evaluating management’s operational assumptions of the newly acquired divisions, fair value estimates, purchase price allocations and assessing the appropriateness of outside specialists’ valuation models.

The primary procedures we performed to address this critical audit matter included:

•

Testing the design and operating effectiveness of controls that addressed asset and liability identification, review and approval of valuations and underlying assumptions, completeness and accuracy of underlying data, and disclosure controls;

•	Obtaining and reviewing executed Plan and Agreement of Merger documents to gain an understanding of the underlying terms of the consummated acquisition;

•

Testing management’s purchase accounting allocation support, focusing on the completeness and accuracy of the balance sheet acquired and related fair value purchase price allocations made to identified assets acquired and liabilities assumed;

•	Utilizing internal specialists and other specialists to assist with testing the related fair value purchase price allocations made to the identified assets acquired and liabilities assumed; and

•	Testing and evaluating the adequacy of disclosures made in the footnotes.

BKD, LLP

We have served as the Company’s auditor since 2014.

Houston, Texas

March 5, 2021

F-67

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors

and Shareholders

Happy Bancshares, Inc. and Subsidiary

Amarillo, Texas

Opinion on the Internal Control Over Financial Reporting

We have audited Happy Bancshares, Inc. and Subsidiary’s (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets and statements of income, comprehensive income, shareholders’ equity and cash flows of the Company and our report dated March 5, 2021, expressed an unmodified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report Regarding Statement of Management’s Responsibilities, Compliance with Designated Laws and Regulations, and Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. Because management’s assessment and our audit also were conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), our audit of the Company’s internal control over financial reporting included controls over the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

BKD, LLP

Houston, Texas

March 5, 2021

F-69

Management Report Regarding Statement of Management’s Responsibilities, Compliance with

Designated Laws and Regulations, and Management’s Assessment of Internal Control over

Financial Reporting

Happy Bancshares, Inc. and Subsidiaries.

Statement of Management’s Responsibilities

The management of Happy Bancshares, Inc. and Subsidiary (the Company) is responsible for preparing the Company’s annual consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; for establishing and maintaining an adequate internal control structure and procedures for financial reporting, including controls over the preparation of regulatory financial statements in accordance with the instructions for the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C); and for complying with the federal laws and regulations pertaining to insider loans, and the federal and, if applicable, state laws and regulations pertaining to dividend restrictions. Happy State Bank is a subsidiary of the Company that is subject to 12 CFR Part 363 and it is included in this statement of management’s responsibilities.

Management’s Assessment of Compliance with Designated Laws and Regulations

The management of the Company has assessed the Company’s compliance with the federal laws and regulations pertaining to insider loans, and the federal and, if applicable, state laws and regulations pertaining to dividend restrictions during the fiscal year that ended on December 31, 2020. Based upon its assessment, management has concluded that the Company complied with the federal laws and regulations pertaining to insider loans, and the federal and, if applicable, state laws and regulations pertaining to dividend restrictions during the fiscal year that ended on December 31, 2020. Happy State Bank is a subsidiary of the Company that is subject to 12 CFR Part 363 and is included in this assessment of compliance with these designated laws and regulations.

Management’s Assessment of Internal Control over Financial Reporting

The Company’s internal control over financial reporting is a process designed and effected by those charged with governance, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America and financial statements for regulatory reporting purposes in accordance with the instructions for the Form FR Y-9C.

The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and financial statements for regulatory reporting purposes, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting, including controls over the preparation of regulatory financial statements in accordance with the instructions for the Form

FR Y-9C, as of December 31, 2020, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based upon its assessment, management has concluded that, as of December 31, 2020, the Company’s internal control over financial reporting, including controls over the preparation of regulatory financial statements in accordance with the instructions for the Form FR Y-9C, is effective based on the criteria established in Internal Control-Integrated Framework. Happy State Bank is a subsidiary of the Company that is subject to 12 CFR· Part 363 and is included iii this assessment of the effectiveness of internal control over financial reporting.

Management’s assessment of the effectiveness of internal control over financial reporting, including controls over the preparation of regulatory financial statements in accordance with the instructions for the Form FR Y-9C, as of December 31, 2020, has been audited by BKD, LLP, an independent public accounting firm, as stated in their report dated March 5, 2021.

/s/ Mikel Williamson	/s/ Eric R. Alexander
Mikel Williamson, Chief Executive Officer	Eric R. Alexander, Chief Financial Officer

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2020 and 2019

(Dollars in thousands, except for share amounts)

	2020	2019
Assets
Cash and noninterest-bearing deposits with other banks	$123,327	$90,527
Interest-bearing deposits with other banks	597,880	129,219

Cash and cash equivalents	721,207	219,746
Debt securities available for sale, at fair value	958,262	657,028
Loans held for sale	37,280	7,210
Loans, net of allowance for loan losses of $54,855 and $34,152 at December 31, 2020 and 2019, respectively	3,441,128	2,612,576
Accrued interest receivable	30,314	24,328
Premises and equipment, net	157,076	115,662
Other real estate owned	1,080	1,455
Cash surrender value of life insurance	113,230	84,967
Goodwill and other identifiable intangible assets, net	138,023	56,476
Equity investments	28,696	35,439
Other assets	14,635	14,401

Total assets	$5,640,931	$3,829,288

Liabilities
Noninterest-bearing deposits	$1,504,410	$849,494
Interest-bearing deposits	3,181,250	2,190,820

Total deposits	4,685,660	3,040,314
Accrued expenses and other liabilities	45,201	37,081
Advances from Federal Home Loan Bank	74,701	131,636
Subordinated debentures	21,359	12,475
Subordinated notes, net of unamortized issuance cost	145,370	72,234

Total liabilities	4,972,291	3,293,740

Shareholders’ Equity
Common stock, $1 par value; 50,000,000 shares authorized; 19,837,972, and 18,593,298 shares issued and outstanding at December 31, 2020 and 2019, respectively	19,838	18,593
Additional paid-in capital	317,732	260,467
Retained earnings	300,559	250,030
Accumulated other comprehensive income, net of tax	30,511	6,458

Total shareholders’ equity	668,640	535,548

Total liabilities and shareholders’ equity	$5,640,931	$3,829,288

See Notes to the Consolidated Financial Statements

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years Ended December 31, 2020 and 2019

(In thousands, except per share amounts)

	2020	2019
Interest income
Loans, including fees	$178,890	$145,575
Debt securities:
Taxable	10,015	7,860
Tax exempt	7,069	7,867
Deposits with other banks	1,177	2,869

Total interest income	197,151	164,171

Interest expense
Deposits	12,807	26,688
Advances from Federal Home Loan Bank and other borrowings	2,580	2,624
Subordinated debentures	669	691
Subordinated notes, including amortization of issuance costs	6,425	4,715

Total interest expense	22,481	34,718

Net interest income	174,670	129,453

Provision for loan losses	23,350	8,650

Net interest income after provision for loan losses	151,320	120,803

Noninterest income
Trust and custodian services	8,985	7,765
Service charges and other fees	20,548	18,816
Net realized gain on sales of debt securities available for sale (for both periods shown, these are also the amounts reflected in accumulated other comprehensive income related to reclassification adjustments)	9,045	6,270
Net holding gain on marketable equity securities	47	62
Net gain on sale of loans held for sale (portfolio of mortgage loans)	—	275
Real estate mortgage fees	6,439	3,322
Investment center fees	1,717	1,325
Other	6,705	5,691

Total noninterest income	53,486	43,526

See Notes to the Consolidated Financial Statements

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years Ended December 31, 2020 and 2019

(In thousands, except per share amounts)

	2020	2019
Noninterest expense
Salaries and employee benefits	$87,736	$68,385
Occupancy and equipment expense, net	16,662	14,221
Legal and professional	7,645	5,876
Data processing	10,275	7,871
FDIC assessment	825	494
Debit card	1,344	998
Other	19,165	16,680

Total noninterest expense	143,652	114,525

Income before income taxes	61,154	49,804

Income tax expense (includes $1,899 and $1,317 for 2020 and 2019, respectively related to income tax expense for realized gains reclassified from other comprehensive income)	10,625	7,794

Net income	$50,529	$42,010

Earnings per share:
Basic	$2.72	$2.38
Diluted	$2.71	$2.35

See Notes to the Consolidated Financial Statements

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2020 and 2019

(In thousands)

	2020	2019
Net income	$50,529	$42,010

Other items of comprehensive income
Unrealized gain arising during the period on debt securities available for sale	39,492	22,040

Reclassification adjustment for realized gain on debt securities available for sale included in net income	(9,045)	(6,270)

Total other items of comprehensive income	30,447	15,770

Comprehensive income before tax	80,976	57,780

Less income tax expense related to other items of comprehensive income	6,394	3,312

Comprehensive income	$74,582	$54,468

See Notes to the Consolidated Financial Statements

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2020 and 2019

(Dollars in thousands, except for share amounts)

	Common Stock ($1 par)

	Shares	Amount
Balance at January 1, 2019	18,086,452	$18,086
Cumulative effect of accounting change - reclassification of beginning-of-year unrealized loss on marketable equity securities	—	—
Net income	—	—
Issuance of common stock	1,512,788	1,513
Purchase and retirement of common stock	(1,065,084)	(1,065)
Stock-based compensation activity	59,142	59
Net change in unrealized gains and losses on debt securities available for sale, net of taxes of $ 3,312	—	—

Balance at December 31, 2019	18,593,298	$18,593
Net income	—	—
Issuance of common stock	2,384,293	2,384
Purchase and retirement of common stock	(1,156,309)	(1,156)
Stock-based compensation activity	16,690	17
Net change in unrealized gains and losses on debt securities available for sale, net of taxes of $ 6,394	—	—

Balance at December 31, 2020	19,837,972	$19,838

See Notes to the Consolidated Financial Statements

Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
$241,217	$208,102	$(6,082)	$461,323
—	(82)	82	—
—	42,010	—	42,010
67,318	—	—	68,831
(45,820)	—	—	(46,885)
(2,248)	—	—	(2,189)
—	—	12,458	12,458

$260,467	$250,030	$6,458	$535,548
—	50,529	—	50,529
112,654	—	—	115,038
(54,612)	—	—	(55,768)
(777)	—	—	(760)
—	—	24,053	24,053

$317,732	$300,559	$30,511	$668,640

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2020 and 2019

(In thousands)

	2020	2019
Cash flows from operating activities
Net income	$50,529	$42,010
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	23,350	8,650
Net amortization of securities	6,396	7,338
Amortization of deferred loan origination costs	(10,413)	(2,341)
Accretion of net discount recognized on acquired loans	(2,603)	—
Depreciation	10,111	9,557
Amortization of other indentifiable intangibles	1,040	296
Net realized gain on sales of securities available for sale	(9,045)	(6,270)
Net holding gain on marketable equity securities	(47)	(62)
Net gain on sale of loans held for sale (portfolio of mortgage loans)	—	(275)
Gain on sale of premises and equipment	(12)	(3)
Loss on sale of other real estate owned, net	13	51
Reduction in value of other real estate owned	603	245
Appreciation in cash surrender value of life insurance	(2,518)	(2,045)
Non-cash income (loss) on equity investments	125	(731)
Stock-based compensation	2,675	1,742
Other non-cash compensation	1,631	157
Deferred income tax benefit	(4,695)	(1,171)
Amortization of issuance costs on subordinated notes	511	455
Excess tax benefit related to stock-based compensation awards	763	925
Changes in:
Accrued interest receivable	(3,153)	(1,272)
Other assets	500	522
Accrued expenses and other liabilities	5,672	4,707
Originations of loans held for sale (secondary market)	(229,924)	(106,923)
Proceeds from loans held for sale (secondary market)	199,854	103,950

Net cash provided by operating activities	41,363	59,512

Cash flows from investing activities
Cash acquired in connection with acquisitions, net	126,439	35,743
Activity in debt securities available for sale:
Sales	129,348	223,253
Maturities, calls and principal repayments	521,414	383,803
Purchases	(824,013)	(710,188)
Proceeds from loans held for sale (portfolio of mortgage loans)	—	42,038
Net increase in loans	(217,777)	(266,753)
Proceeds from sale of premises and equipment, net	14	3
Additions to premises and equipment	(25,320)	(12,379)
Proceeds from sale of other real estate owned	673	1,273
Purchase of life insurance policies	(12,800)	—
Proceeds from life insurance policies	755	—
Premiums paid on life insurance policies	(11)	(17)
Investments in intangibles	(1,350)	(2,740)
Purchase of equity investments	(740)	(2,381)
Proceeds from redemption of equity investments	10,721	9,411

Net cash used in investing activities	(292,647)	(298,934)

See Notes to the Consolidated Financial Statements

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2020 and 2019

(In thousands)

	2020	2019
Cash flows from financing activities
Net increase in deposits	$719,284	$187,702
Proceeds from Federal Home Loan Bank advances	2,412,656	5,686,071
Repayments of Federal Home Loan Bank advances	(2,469,591)	(5,610,288)
Proceeds from subordinated notes, net of issuance costs	137,673	—
Repayment of subordinated notes	(65,000)	—
Proceeds from issuance of common stock	76,926	65,021
Purchase and retirement of common stock	(55,768)	(46,885)
Purchase and retirement of common stock related to stock-based award activities, net of tax payments of $290 and $283 for the years ended December 31, 2020 and 2019, respectively	(3,435)	(3,931)

Net cash provided by financing activities	752,745	277,690

Net change in cash and cash equivalents	501,461	38,268
Cash and cash equivalents at beginning of year	219,746	181,478

Cash and cash equivalents at end of year	$721,207	$219,746

Supplementary cash flow information
Cash transactions:
Interest paid	$21,422	$34,308
Income taxes paid	15,427	8,700
Non-cash transactions:
Assets acquired through foreclosure	1,226	594
Transfer of loans to loans held for sale (portflio of mortgage loans)	—	27,162
Transfer of loans from held for sale (portfolio of mortgage loans) to loans	—	25,758
Transfer of marketable equity securities from available for sale to equity investments	—	2,049
Reclassification of beginning-of-year unrealized loss on marketable equity securities	—	82
Issuance of stock in exchange for airplane	—	1,201
Stock purchased by the ESOP with a receivable	—	2,452
Stock issued as consideration in connection with an acquisition	36,481	—

See Notes to the Consolidated Financial Statements

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Happy Bancshares, Inc. (Bancshares, or the Company) provides through its subsidiary, Happy State Bank, a Texas state banking corporation (the Bank), loans, trust, and banking services to consumers and commercial customers throughout the Texas Panhandle, Hill Country and South Plains, and in Dallas, Fort Worth and Abilene, Texas. The Company also provides various trust services to consumer and commercial customers throughout the United States.

The accounting and reporting policies of the Company conform in all material respects with U.S. generally accepted accounting principles (GAAP) and to general practices of the banking industry. Policies and practices which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Basis of Presentation

The consolidated financial statements include the accounts of Bancshares and all other entities in which Bancshares has a controlling financial interest, including its wholly-owned subsidiary, the Bank, collectively referred to as “the Company.” All significant intercompany transactions and balances have been eliminated in consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The material estimates included in the financial statements relate to the allowance for loan losses, the valuation of goodwill and valuation of assets and liabilities acquired in business combinations.

The accompanying consolidated financial statements also include the accounts of 1908 Properties, LLC, a wholly-owned subsidiary of the Bank (1908 Properties).

The primary assets of 1908 Properties are commercial properties in Amarillo, Bedford and a newly acquired building renovation project in Round Rock, Texas. The Bank leases from 1908 Properties certain properties in Amarillo which it uses as its headquarters and from which it also earns sublease income (the Headquarters Property). The Bedford property also earns sublease income. Included on the consolidated balance sheet as of December 31, 2020 is a net balance in “premises and equipment” of $26,592,000 for these properties. An additional balance of $7,965,000 remains in construction in progress related to land intended to be used for parking at the Headquarters property and upgrades to the Bedford property. Costs to complete these projects have not yet been determined. The Bank manages the Headquarters Property and 1908 Properties’ operating activities. A third party manages the Bedford property.

In December 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-12, “Definition of a Public Business Entity.” ASU No. 2013-12 amended the master glossary applied by the FASB as it relates to the definition of a Public Business Entity (PBE) for purposes of application of GAAP. Authoritative clarifications required that the Company re-assess its classification under ASU No. 2013-12. In 2017, the Company determined that it is not a PBE.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant Group Concentrations of Credit Risk

Most of the Company’s loans and banking activity are with customers located within the following areas in Texas: the Texas Panhandle; the Texas South Plains; the Central Texas Hill Country; the Dallas-Fort Worth metroplex; and Abilene. The Company’s trust activities are with customers located throughout the United States. The Company does not have any significant concentrations to any one industry or customer.

The Company carries certain assets with other financial institutions which are subject to credit risk by the amount such assets exceed federal deposit insurance limits. At December 31, 2020 and 2019, the Company’s assets on deposit with these institutions in excess of the federal deposit insurance limits were $121,263,000 and $119,070,000, respectively. Management monitors the financial stability of these correspondent banks and considers amounts advanced in excess of FDIC insurance limits to present no significant additional risk to the Company.

Cash and Cash Equivalents

Cash and cash equivalents include cash, balances due from banks, federal funds sold and securities purchased under resale agreements, all of which mature within ninety days. Interest-bearing deposits with other banks are demand accounts and have a term within ninety days.

Securities

Debt securities not classified as held to maturity or trading are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss), net of tax.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities, to the call date or maturity, whichever is applicable. Gain or loss on the sale of securities is recorded on the trade date and is determined using the specific identification method and are included in non-interest income. Purchases and sales of investment securities are recorded on a trade-date basis.

Declines in the fair value of securities available for sale below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In determining whether other-than temporary impairment exists, management considers many factors, including the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Investments in equity securities without a readily determinable fair value are carried at cost minus impairment plus or minus changes in observable price changes for the identical or similar instruments. Any changes to the cost basis of these investments are recorded in the income statement. These investments are reviewed periodically to determine if an impairment charge is necessary. As of December 31, 2020 and 2019, no impairment charges were recorded.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans Held for Sale and Mortgage-Related Derivatives

As part of its standard mortgage lending practice, the Company agrees to lock in the interest rate on mortgage originations. The Company also routinely commits to sell new mortgage originations into the secondary market. These interest rate lock commitments (IRLCs) and forward sales commitments (FSCs) are both deemed to be derivatives under GAAP. The fair values of both derivatives are based primarily on fluctuations in interest rates subsequent to the respective commitment dates. At December 31, 2020 and 2019, the Company’s IRLC and FSC derivative assets and corresponding derivative liabilities were not material. The notional amounts of loan commitments under both the IRLCs and FSCs were $3,880,000 and $5,734,000 at December 31, 2020 and 2019, respectively.

Once an IRLC is converted into a loan that was originated and intended for sale in the secondary market, it is classified as held for sale and carried at the lower of aggregate cost or estimated fair value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. As of December 31, 2020 and 2019, no unrealized losses were recognized.

Gains and losses on sales of mortgage loans originated for sale are included in “real estate mortgage fees” in the consolidated statements of income.

Loans

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial loans throughout the Company’s service area. The ability of the Company’s debtors to honor their contracts is largely dependent upon the general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are generally reported at their outstanding unpaid principal balances net of any unearned income, charge-offs, and unamortized deferred fees and costs on originated loans. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to interest income over the lives of the related loans using a level yield methodology without (except for residential mortgage loans not held for sale) anticipating prepayments. Interest income is accrued based on the unpaid principal balance.

Acquired Loans

The Company evaluates all acquired loans for evidence of deterioration in credit quality since origination and evaluates whether it is probable that the Company will collect all contractually required payments from the borrower. Acquired loans from the transactions accounted for as a business combination include both loans with evidence of credit deterioration and performing loans. For performing loans, the related difference in the initial fair value and unpaid principal balance (the discount) is recognized as interest income on a level yield basis over the life of the loan.

The allowance for loan loss methodology for acquired performing loans includes estimating the change in risk on the loans from purchase date compared to the remaining unearned net discount value. If there is deterioration in the pool of loans, an allowance is recorded through provision expense.

For purchase credit impaired (PCI) loans, the Company recognizes the difference between the undiscounted cash flows the Company expects at the time of acquisition to be collected and the investment in the loan, or the accretable yield, as interest income using the interest method over the life of the loan. The Company does not

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Acquired Loans (continued)

recognize contractually required payments for interest and principal that exceed undiscounted cash flows expected at acquisition, or the nonaccretable difference, as a yield adjustment, loss accrual or valuation allowance. Increases in the expected cash flows subsequent to the initial investment are recognized prospectively through adjustment of the yield on the loan over the loan’s remaining life, while decreases in expected cash flows are recognized as impairment. Credit deterioration on these loans incurred subsequent to the acquisition date is recognized in the allowance for loan losses through the provision.

Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of probable incurred loan losses and is established through a provision for loan losses charged to expense. Estimated loan losses represent the probable amount of loans that the Company will be unable to collect given circumstances as of the date of the balance sheet. Actual loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Management estimates the allowance balance based on various factors including the following: past loan loss experience; the nature and composition of the loan portfolio; information about specific borrower situations and underlying collateral values; economic conditions; and other factors. Management is responsible for determining the level of the allowance for loan losses, subject to review by the audit committee of the Company’s Board of Directors, and for determining its adequacy relative to the estimated losses in the loan portfolio.

Nonperforming loans are reviewed in accordance with applicable accounting guidance on impaired loans. If necessary, a specific allowance is established for these loans. Impaired loans include nonaccrual loans, troubled debt restructurings (TDRs) and partially charged-off loans. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all the circumstances surrounding the loan and the borrower, including the length of delay, the reason for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Impairment for nonperforming loans is measured on a loan by loan basis for loans generally over $250,000. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Impairment is computed as the excess of the carrying value of the loan over either the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral if the loan is collateral dependent, and a portion of the allowance is specifically allocated to such impairments.

In addition to the specific allocations related to impaired loans, the allowance includes a general component for homogenous pools of non-impaired loans. This general component is based on historical loss experience adjusted for qualitative factors. The historical loss experience is determined by portfolio sector (Commercial; Real Estate - Other; Real Estate - 1-4 Family; Agriculture; and Consumer) and is based on the actual history of losses, net of

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Loan Losses (continued)

recoveries, experienced by the Company over the most recent three years. This actual loss experience is supplemented with relevant qualitative factors for each portfolio sector, including the following: levels of and trends in delinquencies, criticized loans and impaired loans (both TDRs and nonaccrual loans); levels of and trends in charge-offs and recoveries; trends in loan volume and concentrations (especially in the real estate sector); national and local economic trends and conditions (including, for agriculture loans, trends in commodity prices and precipitation levels; and trends in oil and gas prices for energy loans in the commercial sector); changes in lending policies, procedures and practices; experience, ability and depth of lending management and other relevant staff; and loss development periods. This qualitative factor evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available.

Though portions of the allowance relate to specific allocations for impaired loans, the entire allowance is available for any loan which should, in management’s judgment, be charged off as a loss.

The allowance does not include amounts related to accrued interest receivable as accrued interest receivable is reversed when a loan is placed on nonaccrual status.

The various analyses involved in management’s estimate of the allowance are related to and performed in concert with management’s periodic and systematic detailed reviews of the lending portfolios to identify credit risks and assess the overall collectability of those portfolios. Management utilizes a loan review process involving internal and external personnel to determine the credit risk exposure of significant specific loans and of the overall loan portfolio. This process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel.

Troubled Debt Restructurings

A TDR is a loan on which the Company, for reasons related to a borrower’s financial difficulties, grants a concession that the Company would not otherwise normally consider. Such a concession takes the form of a modification or restructuring of the loan’s terms which could include a reduction in the stated interest rate; an extension of the maturity at an interest rate below current market; a reduction in the face amount of the debt; a reduction in the accrued interest; or re-aging, extensions, deferrals, renewals and rewrites. A TDR would generally be considered impaired in the year of modification and will be assessed periodically for continued impairment.

Loans whose contractual terms have been modified in a TDR and are current at the time of the restructuring remain on accrual status if there is demonstrated performance prior to the restructuring and repayment in full under the restructured terms is expected. Otherwise, the loans are placed on nonaccrual status and reported as nonperforming until there is sustained repayment performance for a reasonable period, generally six months. TDRs that are on accrual status are reported as performing TDRs through the end of the calendar year in which the restructuring occurred or the year in which the loans are returned to accrual status. In addition, if accruing TDRs bear less than a market rate of interest at the time of modification, they are reported as performing TDRs throughout the remaining lives of the loans.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Nonperforming Loans, Charge-Offs and Delinquencies

Nonperforming loans generally include loans that have been placed on nonaccrual status (including nonaccrual TDRs). Loans within all portfolio sectors are generally placed on nonaccrual status and classified as nonperforming at 90 days past due, or when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due. Accrued interest receivable is reversed when a loan is placed on nonaccrual status. Interest collections on nonaccruing loans for which the ultimate collectability of principal is uncertain are applied as principal reductions; otherwise, such collections are credited to interest income when received (or to other income for interest related to prior fiscal years). These loans may be restored to accrual status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected, or when the loan otherwise becomes well-secured and is in the process of collection.

The entire balance of a loan is contractually delinquent if the minimum payment is not received by the specified due date on the customer’s billing statement. Interest and fees continue to accrue on past due loans until the date the loan goes into nonaccrual status, if applicable.

The outstanding loan balance of a nonperforming loan that is in excess of the estimated collateral value is generally charged off no later than the end of the month in which the loan becomes 90 days past due.

For loans in the Real Estate sectors, the estimated collateral value is determined utilizing appraisals or broker price opinions of the fair value of the property, less estimated costs to sell. For loans in the Commercial, Agriculture and Consumer sectors, the fair value of the collateral is estimated by management based on current financial information, inspections, and appraisals.

Financial Instruments

In the ordinary course of business the Company has entered into commitments to extend credit, including commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets or the expected terms of the leases, if shorter. Computer software programs, including software developed for internal use, are amortized over their estimated useful lives.

The estimated useful lives for each major depreciable classification of premises and equipment are generally as follows:

Bank premises	10-40 years
Furniture and equipment	4-7 years
Software	3-10 years

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are initially recorded at fair value less estimated selling cost at the date of foreclosure. Write-downs based on the asset’s fair value at the date of acquisition are charged to the allowance for loan losses. Foreclosed assets are subsequently carried at the lower of their new cost basis or estimated fair value less cost to sell. Costs of significant improvements are capitalized, whereas costs relating to holding the foreclosed assets are expensed. Valuations are periodically performed by management, and if fair value changes materially subsequent to acquisition, the adjustment is recorded in the consolidated statement of income.

Cash Surrender Value of Life Insurance

The Company has purchased life insurance policies on certain employees of the Company. Life insurance policies are initially recorded at cost at the date of purchase. Subsequent to purchase, the policies are periodically adjusted for changes in contract value. The adjustment to contract value increases or decreases the carrying value of the policies and is recorded as an income or expense on the consolidated statements of income.

Goodwill and Other Identifiable Intangible Assets

Goodwill results from business combinations and is generally determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill is determined to have an indefinite life and is not amortized; rather, it is tested for impairment at least annually or more frequently if events and circumstances exist that indicate an impairment test should be performed.

A qualitative assessment may be performed to determine whether the existence of events or circumstances leads to a determination that is more likely than not that the fair value is less than the carrying amount, including goodwill. If, based on the evaluation, it is determined to be more likely than not that the fair value is less than the carrying value or if the qualitative assessment is bypassed, a quantitative impairment test will be performed to determine if goodwill is in fact impaired and then written down at that time. Subsequent increases in goodwill value are not recognized in the financial statements.

Other identifiable intangible assets recorded by the Company relate to naming rights, customer lists and core deposits. Intangible assets with lives which may be reasonably estimated are amortized over those lives. Intangible assets with indefinite lives are not amortized. Such assets are periodically evaluated as to the recoverability of their carrying values, while considering their materiality.

Equity Securities

Beginning January 1, 2019, upon adoption of ASU No. 2016-01, “Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities,” equity securities with readily determinable fair values are included in “equity investments” on the consolidated balance sheets and are stated at fair value with holding gains and losses reported in income as a component of noninterest income. For periods prior to January 1, 2019, equity securities with readily determinable fair values were classified as available-for-sale and stated at fair value with unrealized gains and losses reported as a separate component of accumulated other comprehensive income (loss), net of tax. Equity securities without readily determinable fair values are recorded based on cost (less impairment, if any), equity or proportional amortization methods, depending on the investment’s structure.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Federal Home Loan Bank

The Company’s investment in Federal Home Loan Bank (FHLB) stock is an equity investment carried at cost, which approximates its fair value. As a member of the FHLB system, the Company is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding FHLB advances. The Company may request redemption at par value of any stock in excess of the amount it is required to hold. Stock redemptions are made at the discretion of the FHLB.

Preferred Stock

The Company has the authority to issue up to 5,000,000 shares of preferred stock for various purposes as determined by the Board of Directors, including making future acquisitions, raising additional equity capital and financing.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company – put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Stock-Based Compensation Plans

Compensation expense for stock-based awards to employees and directors is based on the fair value of such awards and is generally recognized over the required service period, which is usually defined as the vesting period. Stock options and restricted stock qualify as equity-classified awards, under which the fair value of each grant is determined at the grant date, and that grant-date value is the amount recognized as expense over the service period. Stock appreciation rights (SARs) are accounted for under the liability method: the fair value of each vested SAR outstanding is estimated as of each balance sheet date, and the change in that liability from period to period is the amount recognized as expense. Fair value for stock options (at date of grant) and for SARs (at each balance sheet date) is based on the Black-Scholes model. The fair value for restricted stock is based on valuations of the Company’s stock.

Advertising

Advertising costs are expensed as incurred. Advertising and related expenses for the years ended December 31, 2020 and 2019 amounted to $3,588,000 and $3,288,000, respectively.

Income Taxes

The Company’s income tax expense consists of current and deferred components. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rate and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods.

Deferred tax assets related to uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that a tax position will be realized or sustained upon examination. A tax position that meets the “more likely than not” recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. This determination considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties, if any, on income taxes as a component of income tax expense. During the years ended December 31, 2020 and 2019, the Company recognized no material interest and penalties. The Company has no material unrecognized tax benefits at December 31, 2020 and 2019. The Company files income tax returns in the U.S. federal jurisdiction. The Company files consolidated income tax returns with its subsidiaries. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2014.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) is recognized as a separate component of shareholders’ equity and includes unrealized gains and losses on securities available for sale, net of tax.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters not already reflected in the consolidated balance sheets which would have a material effect on the financial statements.

Reclassifications and Revisions

Some items in the prior year financial statements have been reclassified to conform to the current presentation. Reclassifications had no effect on prior year consolidated net income or shareholders’ equity.

Contingencies

In March 2020, the outbreak of the Coronavirus Disease 2019 (COVID-19) was recognized as a pandemic by the World Health Organization. The spread of COVID-19 has caused economic and social disruption resulting in unprecedented uncertainty, volatility and disruption in financial markets, and has placed significant health, economic and other major pressures throughout the communities we serve, the United States and globally. As the current pandemic is ongoing and dynamic in nature, there are many uncertainties related to COVID-19 including,

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contingencies (continued)

among other things: its ultimate geographic spread; its severity; the duration of the outbreak; the impact to our customers, employees and vendors; the impact to the financial services and banking industry; and the impact to the economy as a whole as well as the effect of actions taken, or that may yet be taken, or inaction by governmental authorities to contain the outbreak or to mitigate its impact (both economic and health-related). During Summer 2020, many of the more restrictive government orders eased on a national level and more specifically in the Company’s market of Texas, which has boosted commercial and consumer activity. However, the risk of a resurgence in infections and possible reimplementation of restrictions remains significant. COVID-19 did not negatively impact our business operations during 2020, but loan loss provisions increased due to economic conditions and increasing risks in the loan portfolio, and asset yields were affected by a lower interest rate environment. Business results could be negatively affected in the future with a continuation of the lower interest rate environment.

Recent Accounting Pronouncements

Beginning January 1, 2019, upon adoption of Accounting Standards Update (ASU) No. 2014-09, “Revenue Recognition,” the Company adopted certain policies related to this ASU. In general, for revenue not associated with financial instruments, guarantees and lease contracts, the Company applies the following steps when recognizing revenue from contracts with customers: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when a performance obligation is satisfied. The Company’s contracts with customers are generally short term in nature, typically due within one year or less or cancellable by the Company or the customer upon a short notice period. Performance obligations for customer contracts are generally satisfied at a single point in time, typically when the transaction is complete, or over time. For performance obligations satisfied over time, the Company primarily uses the output method, directly measuring the value of the products/services transferred to the customer, to determine when performance obligations have been satisfied. The Company typically receives payment from customers and recognizes revenue concurrent with the satisfaction of performance obligations. In most cases, this occurs within a single financial reporting period. For payments received in advance of the satisfaction of performance obligations, revenue recognition is deferred until such time as the performance obligations have been satisfied. In cases where the Company has not received payment despite satisfaction of the Company’s performance obligations, the Company accrues an estimate of the amount due in the period the performance obligations have been satisfied. For contracts with variable components, only amounts for which collection is probable are accrued. The Company generally acts in a principal capacity, on its own behalf, in most of its contracts with customers. In such transactions, the Company recognizes revenue and the related costs to provide its services on a gross basis in the financial statements. In some cases, the Company acts in an agent capacity, deriving revenue through assisting other entities in transactions with its customers. In such transactions, the Company recognizes revenue and the related costs to provide its services on a net basis in the financial statements. These transactions recognized on a net basis primarily relate to storage fees with its self-directed IRA precious metal services and fees derived from its customers’ use of various interchange and ATM/debit card networks. The Company elected to use the full retrospective method and has netted the costs noted with the applicable revenue for all periods presented. The costs netted for the years ended December 31, 2020 and 2019 were $1,765,000 and $1,722,000, respectively.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities.” The amendments require the following:

•

Equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income.

•	Separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables).

This guidance was effective for the Company on January 1, 2019. The amendment did not have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2016, the FASB issued ASU No. 2016-02, “Leases.” ASU 2016-02 was also amended by ASU 2018-11 and ASU 2018-20 which, among other changes, allow an optional transition method whereby an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current GAAP. The amendments in ASU No. 2016-02 require lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date:

•	A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and

•	A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, “Revenue from Contracts with Customers.” The Company is evaluating the potential impact of ASU No. 2016-02 as amended; however, the impact is not expected to be material to the Company’s financial position, results of operations or cash flows. Effective with the issuance of ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606), and Leases (Topic 842),” the effective date of this guidance for the Company is January 1, 2022.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments.” Among other things, this ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Company will then use forward-looking information to better determine credit loss estimates. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities, primarily related to impairment measurement, and purchased financial assets with credit deterioration. The Company is evaluating the impact of ASU No. 2016-13 on the financial statements. The impact is expected to be material to the Company’s financial position and results of operations; however, the Company has yet to determine the extent of the impact. The Company is currently determining the data required and is in the early stage of implementing a third-party vendor system to enable the Company to comply with the new standard and to estimate the update’s impact on the financial statements prior to its adoption. It is anticipated that the Company will be able to make an estimate of the impact this update will have during 2021. In April 2019, ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

Hedging, and Topic 825, Financial Instruments,” was issued to address certain codification improvements and to provide certain accounting policy elections related to accrued interest as well as disclosure related to credit losses, among other things. In May 2019, ASU 2019-05, “Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief,” was issued to provide transition relief in connection with the adoption of ASU 2016-03 whereby entities would have the option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. Effective with the issuance of ASU No. 2019-10, “Financial Instruments - Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842),” the effective date of this guidance for the Company is January 1, 2023.

In August 2016, the FASB issued ASU No. 2016-15, “Classification of Certain Cash Receipts and Payments.” The update addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. This guidance was effective for the Company on January 1, 2019. The amendment did not have a material impact on the Company’s financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-01 “Business Combinations - Clarifying the Definition of a Business.” The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments are intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The guidance was effective on January 1, 2019. The adoption did not result in any material impact on the Company’s financial position, results of operations or cash flow as of adoption. See Note 17, Acquisitions, for activity during 2020 and 2019 that was accounted for under this amendment.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement.” The amendment requires disclosures and modifications primarily related to Level 3 fair value measurements and measurement uncertainty. In addition, several disclosures are removed as follows:

•	The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy;

•	The policy for timing of transfers between levels;

•	The valuation processes for Level 3 fair value measurements; and

•	For nonpublic entities, the changes in unrealized gains and losses for the period included in earnings for recurring Level 3 fair value measurements held at the end of the reporting period.

This guidance was effective for the Company on January 1, 2020. The amendment did not have a material impact on the Company’s financial position, results of operations or cash flows.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

Subsequent events have been evaluated through March 5, 2021, which is the date the consolidated financial statements were issued, and no subsequent events requiring financial statement recognition or disclosure were noted, except as disclosed in Note 17, Acquisitions.

Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares, including restricted shares, outstanding during each period. Diluted earnings per share reflects additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to exercisable stock options and restricted stock and are determined using the treasury stock method, whereby the proceeds from the options assumed to be exercised are assumed to be used to purchase common stock at the average market price during the period.

Computation of earnings per share (EPS) was as follows (dollar amounts in thousands, except per share data):

	2020	2019
Net income	$50,529	$42,010

Average common shares outstanding	18,548,128	17,687,144
Basic earnings per share	$2.72	$2.38

Average common shares outstanding	18,548,128	17,687,144
Effect of dilutive securities: stock-based compensation	89,876	179,079

Average shares - fully diluted impact	18,638,004	17,866,223
Diluted earnings per share	$2.71	$2.35

NOTE 2 - SECURITIES

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows (in thousands):

	December 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt Securities:
Mortgage-backed securities	82,665	532	(1,650)	81,547
State and political subdivisions	531,697	36,368	(499)	567,566
Collateralized mortgage obligations	204,391	3,904	(237)	208,058
Asset-backed securities	98,887	490	(286)	99,091
Other debt securities	2,000	—	—	2,000

Total securities available for sale	$919,640	$41,294	$(2,672)	$958,262

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 2 - SECURITIES (continued)

	December 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt Securities:
Mortgage-backed securities	79,068	186	(1,845)	77,409
State and political subdivisions	308,334	11,685	(2,043)	317,976
Collateralized mortgage obligations	221,804	1,767	(849)	222,722
Asset-backed securities	39,648	—	(727)	38,921
Other debt securities	—	—	—	—

Total securities available for sale	$648,854	$13,638	$(5,464)	$657,028

Mortgage-backed securities included in the above table were issued by U.S. government agencies and corporations and include residential and commercial instruments.

Beginning January 1, 2019, upon adoption of ASU No. 2016-01, equity securities with readily determinable fair values are stated at fair value with holding gains and losses reported in income and are included in “equity investments” on the consolidated balance sheets as of December 31, 2020 and 2019 (see Note 7, Equity Investments). For periods prior to January 1, 2019, equity securities with readily determinable fair values were classified as securities available for sale.

Proceeds from sales of debt securities and gross gains and losses for the periods ended December 31, 2020 and 2019 were as follows (in thousands):

	2020	2019
Proceeds from sales	$129,348	$223,253
Gross realized gains	9,107	6,962
Gross realized losses	(62)	(692)

At December 31, 2020 and 2019, debt securities with a carrying value of $700,114,000 and $446,855,000 respectively, were pledged to secure public deposits, trust deposits, and for other purposes required or permitted by law.

The amortized cost and fair value of debt securities available for sale at December 31, 2020 are shown below by contractual maturity (in thousands). Expected maturities may differ from contractual maturities for issuers who have the right to call or prepay obligations with or without penalties. Mortgage-backed securities, collateralized mortgage obligations, asset-backed securities, and other debt securities are shown separately since they are not due at single maturity dates.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$198	$199
Due from one to five years	152	153
Due from five to ten years	16,322	17,651
After ten years	517,025	551,563

Mortgage-backed securities	82,665	81,547
Collateralized mortgage obligations	204,391	208,058
Asset-backed securities	98,887	99,091

	$919,640	$958,262

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 2 - SECURITIES (continued)

At December 31, 2020 and 2019, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of shareholders’ equity.

The following tables show information regarding securities available for sale with unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2020 and 2019 (in thousands):

	December 31, 2020
	Less than 12 months		12 months or longer
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
U.S. government and agency	$—	$—	$—	$—
Mortgage-backed securities	7,542	81	45,761	1,569
State and political subdivisions	47,866	475	1,881	24
Collateralized mortgage obligations	17,331	33	16,836	204
Asset-backed securities	10,158	1	27,283	285
Other debt securities	—	—	—	—

Total	$82,897	$590	$91,761	$2,082

	December 31, 2019
	Less than 12 months		12 months or longer
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
Mortgage-backed securities	$2,200	$18	$58,349	$1,827
State and political subdivisions	73,755	2,043	—	—
Collateralized mortgage obligations	84,307	454	21,187	395
Asset-backed securities	30,283	488	8,638	239
Other debt securities	—	—	—	—

Total	$190,545	$3,003	$88,174	$2,461

Unrealized losses are generally due to changes in interest rates. The Company intends to hold these securities until maturity or until value recovers, and it is more likely than not that the Company will not have to sell these securities before the recovery of their cost basis. Consequently, the unrealized losses detailed in the table above are deemed to be temporary, and no impairment losses have been realized in the consolidated income statements.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES

A summary of the year-end balances of loans follows (in thousands):

	2020	2019
Commercial	$815,291	$573,134
Real estate - other	1,788,154	1,366,130
Real estate - 1-4 family	605,954	423,951
Agriculture	260,174	256,220
Consumer	37,553	33,010

Loans receivable	3,507,126	2,652,445
Net deferred loan fees	(11,143)	(5,717)

Gross loans	3,495,983	2,646,728
Less: allowance for loan losses	(54,855)	(34,152)

Loans, net	$3,441,128	$2,612,576

As of December 31, 2020, discounts, net of premiums, related to acquired loans, were approximately $12,290,000, and are included as a net reduction in the loan receivable balances above. As of December 31, 2019, there were no premiums or discounts recorded.

Allowance for Loan Losses

The following tables set forth information regarding the activity in the allowance for loan losses by portfolio sector for 2020 and 2019 (in thousands):

	2020
	Beginning Balance	Charge-offs	Recoveries	Provision	Ending Balance
Commercial	$12,319	$(3,075)	$744	$7,407	$17,395
Real estate - other	15,056	(2)	219	14,465	29,738
Real estate - 1-4 family	244	(207)	7	228	272
Agriculture	5,929	(70)	493	504	6,856
Consumer	604	(1,559)	803	746	594

Total	$34,152	$(4,913)	$2,266	$23,350	$54,855

	2019
	Beginning Balance	Charge-offs	Recoveries	Provision	Ending Balance
Commercial	$12,429	$(7,206)	$415	$6,681	$12,319
Real estate - other	12,930	(104)	196	2,034	15,056
Real estate - 1-4 family	145	(64)	5	158	244
Agriculture	7,060	(30)	202	(1,303)	5,929
Consumer	416	(1,775)	883	1,080	604

Total	$32,980	$(9,179)	$1,701	$8,650	$34,152

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Allowance for Loan Losses (continued)

The following table details the allowance for loan losses and recorded investment in loans by portfolio sector (in thousands):

Allowance for Loan Losses:

	December 31, 2020
	On loans evaluated for impairment:
	Individually	Collectively	Acquired with deteriorated credit	Total
Commercial	$1,995	$15,400	$—	$17,395
Real estate - other	1,591	28,147	—	29,738
Real estate - 1-4 family	—	272	—	272
Agriculture	—	6,856	—	6,856
Consumer	—	594	—	594

Total	$3,586	$51,269	$—	$54,855

Loans Receivable:

	December 31, 2020
	Evaluated for impairment:
	Individually	Collectively	Acquired with deteriorated credit	Total
Commercial	$9,778	$803,545	$1,968	$815,291
Real estate - other	35,721	1,743,871	8,562	1,788,154
Real estate - 1-4 family	1,712	604,242	—	605,954
Agriculture	—	260,135	39	260,174
Consumer	—	37,553	—	37,553

Total	$47,211	$3,449,346	$10,569	$3,507,126

Included in collectively evaluated above is a total of $537,611,000 purchased non-impaired loans (including $944,000 of nonaccrual loans), and $1,522,000 of impaired loans (each with a principal balance below $250,000).

Allowance for Loan Losses:

	December 31, 2019
	On loans evaluated for impairment:
	Individually	Collectively	Total
Commercial	$980	$11,339	$12,319
Real estate - other	1,203	13,853	15,056
Real estate - 1-4 family	81	163	244
Agriculture	—	5,929	5,929
Consumer	—	604	604

Total	$2,264	$31,888	$34,152

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Allowance for Loan Losses (continued)

Loans Receivable:

	December 31, 2019
	Evaluated for impairment:
	Individually	Collectively	Total
Commercial	$10,288	$562,846	$573,134
Real estate - other	35,018	1,331,112	1,366,130
Real estate - 1-4 family	2,144	421,807	423,951
Agriculture	2,125	254,095	256,220
Consumer	3	33,007	33,010

Total	$49,578	$2,602,867	$2,652,445

Risk Characteristics

Risk characteristics applicable to each sector of the loan portfolio include the following:

Commercial: The commercial portfolio includes loans to commercial customers for use in financing working capital needs, equipment purchases and expansions. The loans in this category are repaid primarily from the cash flow of a borrower’s principal business operation. Credit risk in these loans is driven by creditworthiness of a borrower and the economic conditions that impact the cash flow stability from business operations. Energy loans are included in this sector.

The commercial portfolio also includes loans to customers for the Paycheck Protection Program (PPP) created by Congress in the CARES Act during 2020 to help businesses during the COVID-19 pandemic. As of December 31, 2020, the Company had $211,705,000 of PPP loans outstanding net of recorded net unearned deferred fees associated with PPP loans of $3,025,000. Loans that meet the criteria set by the Small Business Administration (SBA) and the CARES Act will be forgiven. As of December 31, 2020, there was minimal credit risk related to the PPP loans based on SBA guarantees. The remaining unforgiven loans are fully guaranteed by the SBA.

Real Estate - Other: Primary categories in this real estate sector of the loan portfolio are commercial real estate, construction, ranch, farm land and land development.

Commercial real estate loans typically involve larger principal amounts, and repayment of these loans is generally dependent on cash flow generated from lease income of the property securing the loan or the business conducted on the property securing the loan. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Credit risk in these loans may be impacted by the creditworthiness of a borrower, property values and the local economies in the borrower’s market area.

Construction and land development real estate loans are usually based upon estimates of costs and estimated value of the completed project and include independent appraisal reviews and a financial analysis of the developers and property owners. Sources of repayment of these loans may include permanent loans, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are considered to be higher risk than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, general economic conditions and the availability of long-term financing. Credit risk in these loans may be impacted by the creditworthiness of a borrower, property values and the local economies in the borrower’s market area.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Risk Characteristics (continued)

Real Estate - 1-4 Family: The residential real estate loans are generally secured by owner-occupied 1-4 family residences. Repayment of these loans is primarily dependent on the personal income and credit rating of the borrowers. Credit risk in these loans can be impacted by economic conditions within the borrower’s market areas that might impact either property values or a borrower’s personal income. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Agriculture: Agricultural loans are subject to underwriting standards and processes similar to commercial loans. These agricultural loans are based primarily on the underlying collateral provided by the borrower. Most agricultural loans are secured by the agriculture-related assets being financed, such as cattle or equipment, and include personal guarantees.

Consumer: The consumer loan portfolio consists of various term and line of credit loans such as automobile loans and loans for other personal purposes. Repayment for these types of loans will come from a borrower’s income sources that are typically independent of the loan purpose. Credit risk is driven by consumer economic factors such as unemployment and general economic conditions in the Company’s market areas and the creditworthiness of a borrower.

COVID-19 Risks

The Texas economy, specifically in the Company’s lending areas, started to show improvement by mid-2020 following unprecedented declines caused by the pandemic. During the fourth quarter of the year, COVID-19 infections increased in Texas which disrupted the budding economic recovery and is the biggest risk to the near-term outlook. Activity in the manufacturing and financial sectors continued to expand while the service sector activity declined overall. While retail spending stabilized, activity remained below pre-pandemic levels. Outlooks are increasingly uncertain, with concerns over surging COVID-19 cases and the possible disruption to business and overall economic recovery. The pandemic crisis has been impactful and the timing and magnitude of recovery cannot be predicted. The risk of loss associated with all segments of the portfolio could increase due to these factors.

Asset Quality

The Company monitors credit quality within its loan portfolio based on primary credit quality indicators on an ongoing basis. All of the Company’s loans are evaluated, either individually or as part of groups of homogenous smaller loans, and identified either as pass or as criticized.

The classification of loans reflects a judgment about the risks of default and loss associated with the loans. Ratings are adjusted to reflect management’s assessment of the degree of risk and loss inherent in each credit.

The methodology is structured so that specific allocations in the allowance for loan losses are increased in accordance with deterioration in credit quality (and a corresponding increase in risk of loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk of loss).

Pass rated refers to loans that are not considered criticized.

Criticized loans pose an elevated risk and may have a high probability of default or total loss. These loans are further subdivided into risk ratings of special mention, substandard, doubtful or loss.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Asset Quality (continued)

Loans rated special mention show clear signs of financial weaknesses or deterioration in credit worthiness; however, such concerns are not so pronounced that the Company generally expects to experience significant loss within the short term. Such loans typically maintain the ability to perform within standard credit terms.

Loans rated substandard are those for which the normal repayment of principal and interest may be, or has been, jeopardized by reason of adverse trends or developments of a financial, managerial, economic or political nature, or for which important weaknesses exist in collateral. Prompt corrective action is therefore required to strengthen the Company’s position, to reduce exposure, and to assure that adequate remedial measures are taken by the borrower. Credit exposure becomes more likely in such loans and a serious evaluation of the secondary support is performed.

Loans rated doubtful are those for which full collection of principal appears highly questionable, and for which some degree of loss is anticipated, even though the ultimate amount of loss may not yet be certain, or for which other factors exist which could affect collection of debt. Based upon available information, positive action by the Company is required to avert or minimize loss. Loans rated doubtful are generally also placed on nonaccrual.

Loans rated loss are those that are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off as a basically worthless asset even though partial recovery may occur in the future.

As of December 31, 2020, there were no changes to the Company’s loan risk grading system definitions.

The following table sets forth information regarding the internal classification of the loan portfolio (in thousands):

	December 31, 2020
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
Commercial	$765,266	$12,336	$37,577	$112	$—	$815,291
Real estate - other	1,644,653	62,435	81,066	—	—	1,788,154
Real estate - 1-4 family	594,702	6,672	4,580	—	—	605,954
Agriculture	254,411	1,938	3,825	—	—	260,174
Consumer	37,451	—	102	—	—	37,553

Total loans receivable	$3,296,483	$83,381	$127,150	$112	$—	$3,507,126

	December 31, 2019
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
Commercial	$541,296	$12,829	$18,797	$212	$—	$573,134
Real estate - other	1,314,569	7,626	43,935	—	—	1,366,130
Real estate - 1-4 family	417,948	2,403	3,600	—	—	423,951
Agriculture	245,070	4,431	6,719	—	—	256,220
Consumer	32,790	—	220	—	—	33,010

Total loans receivable	$2,551,673	$27,289	$73,271	$212	$—	$2,652,445

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Asset Quality (continued)

In January and July 2020, the Company acquired certain loans which had experienced credit deterioration since origination (see Note 17, Acquisitions). Such loans are considered purchased credit impaired (or PCI) loans under GAAP.

The Company has included PCI loans in the above grading tables. The following provides additional detail on the grades applied to those loans (in thousands):

	Pass	Special Mention	Substandard	Doubtful	Loss	Total
December 31, 2020	$3,285	$49	$7,197	$38	$—	$10,569

As of December 31, 2020, the Company had a loan in process of foreclosure which was included in the real estate – other sector. This loan was impaired and classified as nonaccrual carrying a specific allocation included in the allowance of $202,000. The foreclosure was completed shortly after year end and the amount of $1,727,000 was recorded to other real estate owned. Upon movement to other real estate owned, a charge against the allowance of $202,000 was recognized on this property. There were no loans in process of foreclosure as of December 31, 2019.

PCI loans may remain on accrual status to the extent the company can reasonably estimate the amount and timing of expected future cash flows. At December 31, 2020, nonaccrual PCI loans were $3,912,000. These loans are returning a market rate of return given the accretable yield.

The following table sets forth information regarding nonaccrual loans, excluding loans acquired with deteriorated credit quality (in thousands):

	December 31,
	2020	2019
Commercial	$10,995	$10,269
Real estate - other	36,257	31,042
Real estate - 1-4 family	449	678
Agriculture	258	2,125
Consumer	—	2

	$47,959	$44,116

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Asset Quality (continued)

The following table sets forth information regarding delinquencies (in thousands):

	December 31, 2020
	30 - 89 Days Past Due	90 Days and Greater	Total Past Due	Current	Total Loans Receivable	Accruing Loans 90 or More Days Past Due
Commercial	$3,521	$3,719	$7,240	$806,083	$813,323	$538
Real estate - other	981	20,538	21,519	1,758,073	1,779,592	—
Real estate - 1-4 family	1,498	955	2,453	603,501	605,954	582
Agriculture	—	—	—	260,135	260,135	—
Consumer	151	—	151	37,402	37,553	—

	$6,151	$25,212	$31,363	$3,465,194	$3,496,557	$1,120

Acquired with deteriorated credit quality	3	1,709	1,712	8,857	10,569	—

	$6,154	$26,921	$33,075	$3,474,051	$3,507,126	$1,120

	December 31, 2019
	30 - 89 Days Past Due	90 Days and Greater	Total Past Due	Current	Total Loans Receivable	Accruing Loans 90 or More Days Past Due
Commercial	$1,196	$—	$1,196	$571,938	$573,134	$—
Real estate - other	7,559	10,051	17,610	1,348,520	1,366,130	—
Real estate - 1-4 family	3,594	1,630	5,224	418,727	423,951	—
Agriculture	—	48	48	256,172	256,220	—
Consumer	17	—	17	32,993	33,010	—

	$12,366	$11,729	$24,095	$2,628,350	$2,652,445	$—

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include nonperforming commercial loans (generally those on nonaccrual) and loans modified in troubled debt restructurings when concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

The following table sets forth information regarding the recorded investment for impaired loans, excluding loans acquired with deteriorated credit quality (in thousands):

	December 31,
	2020	2019
Nonaccrual loans (other than TDRs)	$36,147	$35,002
Troubled debt restructurings:
Accruing	1,718	5,462
Not accruing	11,812	9,114
Other	—	—

	$49,677	$49,578

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Asset Quality (continued)

The following is a summary of information pertaining to impaired loans (excluding loans acquired with deteriorated credit quality) as of and for the year ended December 31, 2020 (in thousands):

	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized Accrual Basis	Interest Income Recognized Cash Basis
With no related allowance:
Commercial	$8,703	$8,064	$—	$7,923	$2	$—
Real estate - other	30,175	28,458	—	25,751	60	—
Real estate - 1-4 family	1,883	1,883	—	1,624	82	—
Agriculture	258	258	—	7,446	—	—
Consumer	—	—	—	—	—	—
With a related allowance:
Commercial	2,947	2,948	1,995	2,910	—	—
Real estate - other	8,066	8,066	1,591	4,211	—	—
Real estate - 1-4 family	—	—	—	139	—	—
Agriculture	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Total:
Commercial	11,650	11,012	1,995	10,833	2	—
Real estate - other	38,241	36,524	1,591	29,962	60	—
Real estate - 1-4 family	1,883	1,883	—	1,763	82	—
Agriculture	258	258	—	7,446	—	—
Consumer	—	—	—	—	—	—

	$52,032	$49,677	$3,586	$50,004	$144	$—

The unpaid principal balances above include amounts previously charged off.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Asset Quality (continued)

The following is a summary of information pertaining to impaired loans (excluding loans acquired with deteriorated credit quality) as of and for the twelve months ended December 31, 2019 (in thousands):

	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized Accrual Basis	Interest Income Recognized Cash Basis
With no related allowance:
Commercial	$12,617	$8,311	$—	$6,139	$3	$—
Real estate - other	30,539	29,600	—	14,070	268	—
Real estate - 1-4 family	1,553	1,766	—	2,636	88	—
Agriculture	3,125	2,125	—	2,849	—	—
Consumer	3	3	—	5	—	—
With a related allowance:
Commercial	1,977	1,977	980	4,168	—	—
Real estate - other	5,418	5,418	1,203	2,129	—	—
Real estate - 1-4 family	—	378	81	95	—	—
Agriculture	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Total:
Commercial	14,594	10,288	980	10,307	3	—
Real estate - other	35,957	35,018	1,203	16,199	268	—
Real estate - 1-4 family	1,553	2,144	81	2,731	88	—
Agriculture	3,125	2,125	—	2,849	—	—
Consumer	3	3	—	5	—	—

	$55,232	$49,578	$2,264	$32,091	$359	$—

The unpaid principal balances above include amounts previously charged off.

Following is a summary of loans modified under troubled debt restructurings (excluding acquired loans) during 2020 (in thousands):

		Pre-Modification Recorded Investment	Post- Modification Recorded Investment	Type of Modification
	Number			Interest Only	Term	Combination	Total Modification
Commercial	2	$2,011	$2,011	$—	$2,011	$—	$2,011
Real estate - other	1	2,745	2,745	2,745	—	—	2,745
Real estate - 1-4 family	—	—	—	—	—	—	—
Agriculture	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	—	—

Total	3	$4,756	$4,756	$2,745	$2,011	$—	$4,756

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Asset Quality (continued)

Following is a summary of loans modified under troubled debt restructurings during 2019 (in thousands):

		Pre-Modification Recorded Investment	Post- Modification Recorded Investment	Type of Modification
	Number			Interest Only	Term	Combination	Total Modification
Commercial	3	$2,697	$2,697	$104	$2,593	$—	$2,697
Real estate - other	2	2,224	2,224	—	1,946	278	2,224
Real estate - 1-4 family	—	—	—	—	—	—	—
Agriculture	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	—	—

Total	5	$4,921	$4,921	$104	$4,539	$278	$4,921

The impact of the recognition of the troubled debt restructurings described above increased the allowance for loan losses by $1,394,000 and resulted in no charge-offs during the years ended December 31, 2020. The impact of 2019 troubled debt restructurings did not increase the allowance for loan losses and resulted in no chargeoffs during the year ended December 31, 2019. The Company has no material commitments to lend additional funds to these debtors.

There were no loans modified under troubled debt restructurings in default during the year ended December 31, 2020. As of December 31, 2019, there was a real-estate other loan modified under troubled debt restructurings in default. This loan amount is for $278,151, and did not increase the allowance for loan losses.

The following table summarizes the outstanding balance and related carrying amount of PCI loans acquired (see also Note 17, Acquisitions) during the year ended December 31, 2020 (in thousands). There were no PCI loans for the year ended December 31, 2019.

	Mobeetie	Centennial	Total
Outstanding balance	$9	$15,152	$15,161
Nonaccretable difference	—	(4,252)	(4,252)
Accretable yield	—	(340)	(340)

Carrying amount	$9	$10,560	$10,569

There was no allocation established in the allowance for loan losses relating to PCI loans as of December 31, 2020.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

Asset Quality (continued)

The changes in accretable yield during the year ended December 31, 2020 in regards to loans transferred at acquisition, for which it was probable that all contractually required payments would not be collected, are presented in the table below (in thousands):

2020
Beginning balance	$—
Additions	182
Accretion	(108)
Reclassification from nonaccretable	266

Ending balance	$340

NOTE 4 - PREMISES AND EQUIPMENT

A summary of the year-end cost and accumulated depreciation of premises and equipment follows (in thousands):

	2020	2019
Land	$21,055	$13,685
Bank premises	143,183	112,964
Furniture, equipment and software	69,850	60,767
Construction in progress	14,417	9,981

	248,505	197,397
Accumulated depreciation	(91,431)	(81,735)

	$157,076	$115,662

Depreciation expense for 2020 and 2019 amounted to $8,448,000 and $7,817,000, respectively, and is included in “occupancy and equipment expense, net” on the consolidated statements of income. Software amortization for 2020 and 2019 amounted to $1,663,000 and $1,740,000, respectively, and is included in “data processing” on the consolidated statements of income.

As of December 31, 2020, construction in progress (CIP) includes approximately $969,000 related to land projects intended for parking and potential new branch sites. The remaining balance in CIP relates to building remodeling and upgrades for purchased and existing branches including the Headquarters Property; although the cost to complete individual projects cannot be estimated, management concludes that the total cost for all current projects will not exceed $2 million.

The Bank has several operating leases with tenants, primarily in its Headquarters Property but also in a few branches. These leases expire within the next ten years and generally contain renewal options for periods ranging from one year to five years. Rental income of $3,605,000 and $3,491,000 for 2020 and 2019, respectively, related to these operating leases is reflected as a reduction in “occupancy and equipment expense, net” on the consolidated statements of income. As of December 31, 2020, the cost and accumulated depreciation of the properties with operating leases included in the summary above were $77,112,000 and $17,933,000, respectively.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 4 - PREMISES AND EQUIPMENT (continued)

Future minimum noncancellable lease payments due to the Bank as lessor are as follows (in thousands):

2021	3,061
2022	2,466
2023	2,095
2024	1,691
2025	1,506
Thereafter	913

$11,732

NOTE 5 - OTHER REAL ESTATE OWNED

A summary of the year-end balances of other real estate owned is presented below (in thousands):

	2020	2019
1-4 family residential	$213	$385
Multifamily residential	—	—
Nonfarm nonresidential	867	1,070

Total other real estate owned	$1,080	$1,455

Costs of operation and other expenses applicable to other real estate owned net of associated income and gains, included in “other expense” on the consolidated income statements, were as follows (in thousands):

	2020	2019
Net loss on sales of real estate	$13	$51
Write-downs	603	245
Operating expenses, net of income	212	484

	$828	$780

The Company obtained a fertilizer plant in California through foreclosure in 2013 and has accounted for the plant in “other real estate owned” on the consolidated balance sheets. The Company is in the process of having the soil contamination at the California plant remediated by a third party. During 2020, this property’s value was remeasured to reflect an updated estimate of fair value based on a new appraisal and revised estimates of costs to sell. The remeasurement resulted in an impairment write-down of $229,000 included in “other expense” on the consolidated income statement for 2020. There was no impairment recognized related to this asset in 2019.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 6 - GOODWILL AND OTHER IDENTIFIABLE INTANGIBLE ASSETS

Goodwill

A summary of goodwill follows (in thousands):

	2020	2019
Beginning balance	$48,668	$48,430
Goodwill recorded during year	77,446	238

Ending balance	$126,114	$48,668

The change of $77,446,000 during 2020 relates to the acquisitions of First State Bank of Mobeetie and Centennial Bank. The change of $238,000 during 2019 relates to the acquisition of the Matador, Memphis, Turkey and White Deer branches of First Bank & Trust of Seymour. Further details are included in Note 17, Acquisitions.

Goodwill impairment tests conducted in 2020 and 2019 produced no changes in the carrying amount of goodwill.

Other Identifiable Intangible Assets

A summary of the year-end gross carrying amounts and accumulated amortization of intangible assets other than goodwill follows (in thousands):

	2020			2019
	Gross Carrying Amount	Accumulated Amortization	Net Balances	Gross Carrying Amount	Accumulated Amortization	Net Balances
Core deposits	$4,049	$862	$3,187	$1,509	$160	$1,349
Naming rights	8,040	429	7,611	6,690	231	6,459
Customer list	1,250	139	1,111	—	—	—

	$13,339	$1,430	$11,909	$8,199	$391	$7,808

The following table summarizes the core deposits intangibles (other than those which are fully amortized) as of December 31, 2020 (in thousands). Further details are included in Note 17, Acquisitions.

Year Acquired	Gross Carrying Amount	Amortization Period (years)	Accumulated Amortization	Description
2019	$1,509	10	$418	First State Bank & Trust of Seymour
2020	685	6	179	First State Bank of Mobeetie
2020	1,855	6	265	Centennial Bank

	$4,049		$862

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 6 - GOODWILL AND OTHER IDENTIFIABLE INTANGIBLE ASSETS (continued)

Other Identifiable Intangible Assets (continued)

The following table summarizes the naming rights intangibles as of December 31, 2020 (in thousands):

Year Funded	Gross Carrying Amount	Amortization Period (years)	Accumulated Amortization	Description
2015	$1,000	40	$69	Collegiate sporting venue
2017	250	10	75	Performing arts center
2017	2,500	50	142	University building project
2018	100	20	14	Non-profit facility
2018	100	10	26	Non-profit facility
2019	2,500	50	67	University building project
2019	100	10	12	Non-profit facility
2019	140	10	17	Non-profit facility
2020	50	10	2	University building project
2020	100	10	5	Non-profit facility
2020	1,000	15	—	High School sporting venue
2020	200	10	—	Community center

	$8,040		$429

The following table summarizes the customer list intangibles as of December 31, 2020 (in thousands):

Year Acquired	Gross Carrying Amount	Amortization Period (years)	Accumulated Amortization	Description
2020	$1,250	5	$139	Investment firm

Amortization Expense

Amortization expenses related to these intangibles was $1,040,000 and $296,000 for 2020 and 2019, respectively.

At December 31, 2020, the expected amortization expense related to intangible assets for each of the following five years is as follows (in thousands):

2021	$1,645
2022	1,422
2023	1,190
2024	975
2025	727

Total	$5,959

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 7 - EQUITY INVESTMENTS

The Company invests in various entities including partnerships and limited liability companies. Certain investments relate to business arrangements with key counterparties (including the Federal Reserve Bank, the Federal Home Loan Bank and a key correspondent bank). Others provide income opportunities, Community Reinvestment Act benefits, or both. Marketable equity securities are carried at fair value, but active markets do not exist for the remaining investments. Equity securities without readily determinable fair values are recorded based on cost (less impairment, if any), equity or proportional amortization methods, depending on the investment’s structure. Losses due to impairment are recorded when it is determined that the investment no longer has the ability to recover its carrying value. During 2020 and 2019, no impairment charges were recorded.

The following table presents the carrying value for these investments at December 31, 2020 and 2019 (in thousands):

	2020	2019	Accounting Method
Federal Home Loan Bank stock	$4,066	$14,600	Cost
Federal Reserve Bank stock	—	—	Cost
Correspondent bank stock	1,755	1,133	Cost
Preferred unit investment in a single Community Development Financial Institution (CDFI)	10,000	10,000	Cost
Other preferred equity investments	2,500	—	Cost
Partnership and similar investments	7,451	6,700	Equity
Investment in qualified affordable housing project	677	845	Proportional amortization
Marketable equity securities at fair value	2,247	2,161	Fair Value

Total equity investments	$28,696	$35,439

Income from these investments is included in “interest income” on the consolidated statements of income. Unrealized holding gains related to the marketable equity securities are included in “other interest income” on the consolidated statements of income.

Beginning January 1, 2019, upon adoption of ASU No. 2016-01, equity securities with readily determinable fair values are stated at fair value with holding gains and losses reported in income.

Equity securities without readily determinable fair values are recorded based on cost (less impairment, if any), equity or proportional amortization methods, depending on the investment’s structure.

Under the cost method of accounting for investments, the net accumulated earnings of an investee subsequent to the date of investment are recognized by the Company only to the extent distributed by the investee as dividends. Dividends received in excess of earnings subsequent to the date of investment are considered a return of investment and are recorded as reductions of cost of the investment.

Under the equity method, the Company records the initial investment at cost, and then that value is periodically adjusted to reflect the changes in value due to the Company’s share in the investee’s income or losses. The Company periodically analyzes investments for impairment.

Under the proportional amortization method, the Company amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits allocated to the Company.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 7 - EQUITY INVESTMENTS (continued)

Income from affordable housing projects is included as an adjustment to income tax expense and includes amortization of the Company’s investment, tax benefit of loss deductions and tax credits.

The Bank purchased $10,000,000 of preferred units during 2017 in a single CDFI. This CDFI’s primary purpose is to provide home loans to low and moderate income borrowers in one of the Bank’s Community Reinvestment Act assessment areas.

The Company is a member bank of the Federal Home Loan Bank and is required to purchase stock based on a percentage of its borrowings. During 2020, the Company purchased stock, as required with increased borrowings, to support loans made as part of the Paycheck Protection Program and also increased its stock by $2,500,000 with FHLB stock acquired as part of the Centennial transaction (see Note 17, Acquisitions). Stock is restricted and can only be sold back to the company when owned in excess of required amounts. Due to excess liquidity, the Company decided to pay back the majority of borrowed funds and excess stock in the bank was redeemed near the end of the year. The company received stock dividends of $216,700 and $380,000 during 2020 and 2019, respectively.

During 2020, the Company purchased stock while borrowing from the Federal Reserve Bank of Dallas and later in the year sold those same shares back to them. The Company also owned stock during 2019 but redeemed all of its outstanding stock that same year with the change in primary regulators to the Federal Deposit Insurance Corporation.

NOTE 8 - DEPOSITS

The aggregate amount of time deposits greater than $250,000 at December 31, 2020 and 2019 was $156,586,000 and $118,682,000, respectively.

At December 31, 2020, the scheduled maturities of time deposits were as follows (in thousands):

2021	$359,657
2022	37,261
2023	11,052
2024	9,502
2025	5,717
Thereafter	—

Total	$423,189

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 9 - BORROWINGS

Federal Home Loan Bank Advances

The following table summarizes Federal Home Loan Bank (FHLB) advances (dollars in thousands):

	December 31, 2020		December 31, 2019
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Maturing within one year	$334	5.79%	$100,870	1.52%
Maturing one year through two years	269	6.46%	356	5.78%
Maturing two years through three years	49	1.45%	285	6.46%
Maturing three years through four years	—	—	70	1.45%
Maturing six years and thereafter	74,049	2.48%	30,055	4.77%

Total	$74,701	2.51%	$131,636	2.29%

Each advance bears a fixed rate of interest and includes prepayment penalties.

The Bank has pledged FHLB stock and certain mortgage loans free of pledges, liens and encumbrances as collateral for advances. Loans with carrying values of approximately $2,450,077,000 and $1,717,995,000 were pledged as collateral for outstanding advances at December 31, 2020 and 2019, respectively.

Short-Term Borrowings & Lines of Credit

The Bank periodically borrows funds on a short-term basis. Such borrowings may include FHLB advances (with maturities less than a year), Federal Funds purchased, or securities sold under repurchase agreements. Other than FHLB advances with maturities less than a year, there were no short-term borrowings outstanding at December 31, 2020 or 2019.

On April 19, 2019, the Company entered into a $40 million line of credit with a correspondent bank. The line matures April 19, 2021. The line of credit bears interest at the prime rate (currently 3.25%). There was no activity during 2019; advances during 2020 were repaid in full with no balance outstanding as of December 31, 2020. Interest expense was $234,000 for 2020 and $0 for 2019.

On March 27, 2015, the Company entered into a $10 million line of credit with a correspondent bank. The line was renewed on March 30, 2018 and matured on March 30, 2019. The line of credit bore interest at the prime rate; there were no outstanding balances or interest expense related to this line of credit during 2019.

At December 31, 2020, the Bank has two unsecured lines of credit totaling $50,000,000 for the purchase of Federal Funds from correspondent banks. The lines are in the amount of $25,000,000 each and do not have expiration dates. A third unsecured line in the amount of $50,000,000 expires on June 20, 2021. The rate of interest for an advance on both lines of credit is set at the time of such advance and is based on the market rates prevailing at that time. There were no advances outstanding on any of the lines of credit as of December 31, 2020 and 2019, respectively.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 9 - BORROWINGS (continued)

Subordinated Debentures

On December 31, 2003, the Company completed the private placement of $10,310,000 in subordinated debentures to Happy Capital Trust I (the Trust). The Trust funded the purchase of the subordinated debentures through the sale of trust preferred securities with a liquidation value of $10,310,000. Using interest payments made by the Company on the debentures, the Trust began paying quarterly dividends to preferred security holders on April 7, 2004. The annual percentage rate of the interest payable on the subordinated debentures and distributions payable on the preferred securities is 3-Month LIBOR plus 2.85% (3.09% and 4.84% at December 31, 2020 and 2019, respectively). Dividends on the preferred securities are cumulative and the Trust may defer the payments for up to five years. The preferred securities mature in December 2034 unless the Company elects and obtains regulatory approval to accelerate the maturity date.

In the Signature Bank merger, the Company assumed the $2,165,000 in floating rate Preferred Capital Securities originally issued in February 2004 through Signature Capital Trust, a statutory business trust and wholly-owned subsidiary of the Company. As guarantor, the Company unconditionally guarantees payment of accrued and unpaid distributions required to be paid on the preferred capital securities, the redemption price when a capital security is called for redemption, and amounts due if a trust is liquidated or terminated. The Preferred Capital Securities pay cumulative cash distributions quarterly at a rate per annum, reset quarterly, equal to the 3-month LIBOR plus 4% (4.21% and 5.93% at December 31, 2020 and 2019, respectively). The Preferred Capital Securities are subject to mandatory redemption in whole or in part upon repayments of the debentures at the stated maturity in the year 2034 or their earlier redemption, in each case at a redemption price equal to the aggregate liquidation preference of the Preferred Capital Securities plus any accumulated and unpaid distributions thereon to the date of redemption.

In the Centennial Bank merger (see Note 17, Acquisitions), the Company assumed the $6,083,000 in floating rate Cumulative Trust Preferred Securities originally issued in September 2006 through HaleCo, a statutory business trust and wholly-owned subsidiary of the Company. As guarantor, the Company unconditionally guarantees payment of accrued and unpaid distributions required to be paid on the preferred capital securities, the redemption price when a capital security is called for redemption, and amounts due if a trust is liquidated or terminated. The Cumulative Trust Preferred Securities pay cumulative cash distributions quarterly at a rate per annum, reset quarterly, equal to the 3-month LIBOR plus 1.7% (1.92% at December 31, 2020). The Cumulative Trust Preferred Capital Securities are subject to mandatory redemption in whole or in part upon repayments of the debentures at the stated maturity in the year 2036 or their earlier redemption, in each case at a redemption price equal to the aggregate liquidation preference of the Cumulative Trust Preferred Capital Securities plus any accumulated and unpaid distributions thereon to the date of redemption.

In the Centennial Bank merger (see Note 17, Acquisitions), the Company assumed the $4,640,000 in floating rate the Cumulative Trust Preferred Securities originally issued in September 2007 through LubCo, a statutory business trust and wholly-owned subsidiary of the Company. As guarantor, the Company unconditionally guarantees payment of accrued and unpaid distributions required to be paid on the preferred capital securities, the redemption price when a capital security is called for redemption, and amounts due if a trust is liquidated or terminated. The Cumulative Trust Preferred Securities pay cumulative cash distributions quarterly at a rate per annum, reset quarterly, equal to the 3-month LIBOR plus 2.2% (2.42% at December 31, 2020). The Cumulative Trust Preferred Capital Securities are subject to mandatory redemption in whole or in part upon repayments of the debentures at the stated maturity in the year 2037 or their earlier redemption, in each case at a redemption price equal to the aggregate liquidation preference of the Cumulative Trust Preferred Capital Securities plus any accumulated and unpaid distributions thereon to the date of redemption.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 9 - BORROWINGS (continued)

Subordinated Debentures (continued)

Subordinated debentures related to trust preferred securities may be included in regulatory Tier 1 capital subject to a limitation that such amounts not exceed 25% of Tier 1 capital. The remainder of this and other subordinated debt is included in Tier 2 capital. There is no limitation for inclusion of subordinated debt in total risk-based capital and, as such, all subordinated debt was included in total risk-based capital.

For 2020 and 2019, interest expense on the subordinated debentures was $669,000 and $691,000, respectively (including premium amortization of $49,000 and $0 for 2020 and 2019, respectively). Debt financing costs are being amortized to the first call date of the debentures. Amortization of debt financing costs for 2020 and 2019 was insignificant.

Included in “subordinated debentures” on the consolidated balance sheet as of December 31, 2020 is a reduction of $1,839,000 to reflect the estimated fair value of these liabilities assumed in the Centennial acquisition (see Note 17, Acquisitions).

Subordinated Notes

In July 2020, the Company completed the private placement of $140,000,000 in subordinated notes. The notes have a maturity date of July 31, 2030 and carry a fixed rate of 5.500% for the first five years. Thereafter, the notes bear interest at 3-month Secured Overnight Funding Rate (SOFR) plus 5.435% resetting quarterly. Interest payments are due semiannually in January and July. The notes include a right of prepayment without penalty on or after July 31, 2025. The principal balance and all accrued but unpaid interest are due at the maturity date.

In August 2020, the Company paid all outstanding balances associated with the July 2015 issuance of $65,000,000 in private placement subordinated notes. The notes had a maturity date of August 1, 2025 and carried a fixed rate of interest of 5.875% for the first five years. Thereafter, the notes would bear interest at 3-month LIBOR plus 4.12%, resetting quarterly. Interest payments were due semiannually in February and August. The notes included a right of prepayment without penalty on or after August 1, 2020. The principal balance and all accrued but unpaid interest were paid at the August 2020 prepayment date.

In January 2021, the Company also paid the remaining principal and all accrued but unpaid interest of an additional $7,500,000 private placement subordinated note issued on September 30, 2015. The note had a maturity date of October 1, 2025 and carried a fixed rate of interest of 5.875% until maturity. Interest payments were due quarterly. The note included a right of prepayment without penalty on or after October 1, 2020.

These subordinated notes have been structured to qualify as Tier 2 capital for regulatory purposes. Interest expense on the subordinated notes was $5,962,000 and $4,715,000 for 2020 and 2019, respectively (including amortization of issuance costs of $463,000 and $456,000 for 2020 and 2019, respectively). Issuance costs for the initial $65,000,000 issuance totaled $1,181,000 and were fully amortized upon prepayment in August 2020. Issuance costs for the most recent placement of $140,000,000 totaled $2,327,000 and will be amortized over the period from issuance to the date of earliest prepayment. The unamortized balances of total issuances costs were $2,130,000 and $265,000 as of December 31, 2020 and 2019, respectively, and are reported on the consolidated balance sheets as a direct deduction from the face of the notes.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 9 - BORROWINGS (continued)

Maturities

The following table summarizes maturities of the Company’s borrowings as of December 31, 2020 (in thousands):

	FHLB Advances	Subordinated Debentures	Subordinated Notes	Total
Maturing within one year	$334	$—	$—	$334
Maturing one year through two years	269	—	—	269
Maturing two years through three years	49	—	—	49
Maturing six years and thereafter	74,049	21,359	145,370	240,778

Total	$74,701	$21,359	$145,370	$241,430

NOTE 10 - CAPITAL AND REGULATORY MATTERS

Regulatory Capital Requirements

The Company (as a bank holding company and on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting rules. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors. Furthermore, the Company’s and Bank’s regulators could require adjustments to regulatory capital not reflected in these financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total, Tier 1 and Common Equity Tier 1 capital (CET1) (each as defined in the regulations) relative to risk weighted assets (as defined), and of Tier 1 capital to average assets (as defined). The following tables present actual and required capital amounts (in thousands) and ratios as of December 31, 2020 and 2019 for the Company and the Bank under the Basel III Capital Rules. The minimum required capital amounts presented include the minimum required capital levels as of December 31, 2020 and 2019, including the Basel III capital conservation buffer. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules. Management believes, as of December 31, 2020 and December 31, 2019, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 10 - CAPITAL AND REGULATORY MATTERS (continued)

Regulatory Capital Requirements (continued)

The Company’s and the Bank’s actual regulatory capital amounts (in thousands) and ratios are presented in the table below:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions		Minimum Capital Requirement - Basel III Including Capital Conservation Buffer
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2020
Total capital to risk-weighted assets
Consolidated	$723,441	18.1%	$319,073	8.0%	N/A	N/A	$418,783	10.5%
Happy State Bank	648,185	16.3	318,744	8.0	$398,430	10.0%	418,352	10.5

Tier 1 capital to risk-weighted assets
Consolidated	528,194	13.2	239,305	6.0	N/A	N/A	339,015	8.5
Happy State Bank	598,308	15.0	239,058	6.0	318,744	8.0	338,666	8.5

Common equity tier 1 capital to risk-weighted assets
Consolidated	506,835	12.7	179,479	4.5	N/A	N/A	279,189	7.0
Happy State Bank	598,308	15.0	179,294	4.5	258,981	6.5	278,901	7.0

Tier 1 capital to average assets (leverage ratio)
Consolidated	528,194	10.0	211,850	4.0	N/A	N/A	211,850	4.0
Happy State Bank	598,308	11.3	211,606	4.0	264,508	5.0	211,606	4.0

December 31, 2019
Total capital to risk-weighted assets
Consolidated	$596,888	19.0%	$251,147	8.0%	N/A	N/A	$329,631	10.5%
Happy State Bank	570,077	18.2	250,757	8.0	$313,447	10.0%	329,119	10.5

Tier 1 capital to risk-weighted assets
Consolidated	489,347	15.6	188,361	6.0	N/A	N/A	266,844	8.5
Happy State Bank	534,771	17.1	188,068	6.0	250,758	8.0	266,430	8.5

Common equity tier 1 capital to risk-weighted assets
Consolidated	477,247	15.2	141,271	4.5	N/A	N/A	219,754	7.0
Happy State Bank	534,771	17.1	141,051	4.5	203,741	6.5	219,413	7.0

Tier 1 capital to average assets (leverage ratio)
Consolidated	489,347	13.3	147,086	4.0	N/A	N/A	147,086	4.0
Happy State Bank	534,771	14.6	146,953	4.0	183,691	5.0	146,953	4.0

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 10 - CAPITAL AND REGULATORY MATTERS (continued)

Regulatory Capital Requirements (continued)

As of December 31, 2020, the most recent notification from the FDIC categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” the Bank must maintain minimum total risk based, Tier 1 risk based, CET1 risk-based and Tier 1 leverage ratios as set forth in the table. Prompt corrective action provisions are not applicable to bank holding companies.

Capital Activity

The Company issued common stock through three separate private placement offerings in 2020. Common stock of $71,239,000 was issued during September 2020; common stock of $36,481,000 was issued through the merger with Centennial Bank in July 2020 (see Note 17, Acquisitions); and common stock of $2,904,000 was issued in February 2020. The Company issued common stock of $64,895,000 through a private placement offering during 2019. There were no material issuance costs associated with any of these offerings. Other material issuances of common stock during 2020 included the following: $2,532,000 of purchases by the ESOP (see Note 12, Employee Benefit Plans); $1,400,000 as employee compensation; and $231,000 paid to directors who elected to receive their board fees in the form of common stock. Other material issuances of common stock during 2019 included the following: $2,452,000 of purchases by the ESOP (see Note 12, Employee Benefit Plans); and $1,201,000 as consideration for the purchase of a plane (see Note 14, Related Party).

In July 2020, the Company completed the private placement of $140,000,000 in subordinated notes. The notes are structured to qualify as Tier 2 capital for regulatory purposes (see Note 9, Borrowings). In August 2020, the Company paid all outstanding balances associated with the July 2015 issuance of $65,000,000 in private placement subordinated notes. In January 2021, the Company paid the outstanding balance associated with the September 2015 issuance of a $7,500,000 private placement subordinated note.

Banking regulations may limit the amount of dividends that the Bank may pay to the Company. Specifically, approval by regulatory authorities is required if the effect of dividends declared would cause the Bank’s capital to fall below specified levels, or if dividends declared exceed the Bank’s retained earnings. These limitations on the Bank’s ability to pay dividends to the Company could limit the Company’s ability to pay dividends to its shareholders. During 2020 and 2019, the Bank paid dividends of $2,130,000 and $4,259,000, respectively, to the Company; these were eliminated in consolidation. The dividends were used by the Company to pay interest on Subordinated Notes. Regulatory approval was not required for the dividends.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Off-Balance Sheet Arrangements

The Company is a party to credit-related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the audited consolidated balance sheets. The Company’s exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 11 - COMMITMENTS AND CONTINGENCIES (continued)

Off-Balance Sheet Arrangements (continued)

As of December 31, 2020 and 2019, respectively, the approximate amounts of these financial instruments were as follows (in thousands):

	December 31,
	2020	2019
Commitments to extend credit	$1,236,498	$867,586
Standby letters of credit	20,181	11,609

	$1,256,679	$879,195

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses, may require payment of a fee, and may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management’s credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Most letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments if deemed necessary.

The Company has no other off-balance sheet arrangements; nor does it have any transactions, other than those reflected in the consolidated financial statements, with unconsolidated, special purpose entities where those transactions would expose the Company to liability.

Other

Future minimum lease payments due from the Bank as lessee are as follows as of December 31, 2020 (in thousands):

2021	$1,061
2022	865
2023	646
2024	364
2025	121
Thereafter	—

$3,057

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 11 - COMMITMENTS AND CONTINGENCIES (continued)

Other (continued)

Rent expense under all noncancellable operating lease obligations, net of sublease rentals, is included in “occupancy and equipment expense, net” on the consolidated statements of income. Rental expense on noncancellable operating leases is as follows (in thousands):

	2020	2019
Minimum rentals	$1,530	$1,217
Less: sublease rentals	(118)	(116)

	$1,412	$1,101

Various legal claims arise from time to time in the normal course of business. As of December 31, 2020, such claims asserted against the Company will not, in the opinion of management, have a material effect on the Company’s financial condition, results of operations or cash flows.

NOTE 12 - EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plan

The Company sponsors an Employee Stock Ownership Plan (ESOP) which contains Code Section 401(k) provisions. Employees are generally eligible to participate on January 1st, July 1st, or other dates that may be selected by the Company following their initial date of service, provided that the employee has attained the age of 18 and is employed in a position requiring at least 1,000 hours of service for the plan year. The Company may make matching contributions, discretionary basic contributions, or discretionary additional contributions. The Company contribution is based on the employee’s annual compensation.

Employer matching contributions are included in “salaries and employee benefits” in the consolidated statements of income and were $3,171,000 and $2,608,000 for 2020 and 2019, respectively. The ESOP had no unearned shares or shares committed to be released at December 31, 2020 and 2019. The ESOP owned 1,511,316 and 1,513,687 shares at December 31, 2020 and 2019, respectively, and these shares are included in the total of shares outstanding for purposes of computing earnings per share for the Company. The ESOP purchased 52,475 shares, approximately $2,532,000, during 2020. The ESOP purchased 53,877 shares, approximately $2,452,000, during 2019.

The Company has an obligation to repurchase shares from ESOP participants for distributions from the ESOP. The market value for the shares for this purpose is $53.50 per share and is based on a December 31, 2020 valuation by an independent external firm. The valuation as of December 31, 2019 was $48.25.

Deferred Compensation Agreements

The Company established non-qualified deferred compensation agreements covering certain employees and directors. The unfunded liabilities related to these agreements are based on predetermined post-retirement benefits for each individual. Expense related to benefits accrued for these agreements is included in “salaries and employee benefits” in the consolidated statements of income and was $1,384,000 and $576,000 for 2020 and 2019, respectively. The unfunded liability included in “accrued expenses and other liabilities” on the consolidated balance sheets amounted to $11,292,000 and $10,535,000 for December 31, 2020 and 2019, respectively.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 12 - EMPLOYEE BENEFIT PLANS (continued)

Stock-Based Compensation

Stock Options

The Company has entered into various stock option agreements that grant options to its directors, officers, and employees for up to 8,820,550 shares of common stock. Both incentive stock options and non-qualified stock options have been granted under the plans. The exercise price of each option equals the market price of the Company’s stock on the date of grant. Vesting periods are generally five years from the date of grant with options expiring in ten years. The Company issues new shares for options when they are exercised.

Expense for the stock options is computed using the equity-classified awards method, under which the fair value of each option grant is calculated utilizing a Black-Scholes option-pricing model, and that value is recognized as expense (and as an equal increase in “additional paid-in capital” on the consolidated balance sheets) over the vesting period. Expense related to stock options is included in “salaries and employee benefits” in the consolidated statements of income and was $2,112,000 and $993,000 for 2020 and 2019, respectively. Expense related to stock options for directors is included in “legal and professional fees” in the consolidated statements of income and was $80,000 and $24,000 for 2020 and 2019, respectively. The combined stock option expense was $2,192,000 and $1,017,000, for 2020 and 2019, and the associated income tax benefit was $460,000 and $213,000, respectively, for the same periods. There were no modifications of the terms of any options during 2020 and 2019. As of December 31, 2020 the unrecognized compensation expense for outstanding options was $1,333,000. The cost is expected to be recognized over a weighted-average period of 1.44 years.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. There were 218,948 and 166,540 options granted during 2020 and 2019, respectively. The weighted-average fair value for the 2020 grants was $11.74. The following table shows the weighted-average assumptions related to those grants:

	2020	2019
Dividend yield	0%	0%
Expected life	6.9 years	7.4 years
Expected volatility	21.8%	20.6%
Risk-free interest rate	0.7%	1.8%

The dividend yield assumption is based on the Company’s history and expectation of dividend payouts. The expected life is based on historical exercise experience. The expected volatility is based on historical volatility in the value of the Company’s shares as well as an analysis of stock volatility of selected peers performed by a third party. The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 12 - EMPLOYEE BENEFIT PLANS (continued)

Stock-Based Compensation (continued)

Stock Options (continued)

An analysis of stock option activity is presented below:

	2020		2019
		Weighted		Weighted
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
Options outstanding, beginning of year	419,024	$28.90	443,203	$17.12
Granted	218,948	48.25	166,540	45.50
Exercised	(131,464)	16.21	(190,719)	16.02
Forfeited	(7,750)	16.00	—	—
Expired	—	—	—	—

Options outstanding, end of year	498,758	40.94	419,024	28.90

Options exercisable, end of year	383,320	38.96	334,414	24.71

The total intrinsic value of outstanding options and outstanding exercisable options (all of which were in the money) was $6,138,000 and $5,478,000, respectively, at December 31, 2020. The total intrinsic value of outstanding options and outstanding exercisable options (all of which were in the money) was $8,106,000 and $7,873,000, respectively, at December 31, 2019.

The total intrinsic value of exercised options during 2020 and 2019 was $4,212,000 and $5,307,000, respectively. Cash received from stock option exercises during 2020 and 2019 was $2,131,000 and $3,054,000, respectively. The actual tax benefit for the tax deductions related to stock option exercises totaled $448,000 and $642,000 for the same periods. Cash used to repurchase shares issued for option exercises during 2020 and 2019 was $5,566,000 and $6,985,000, respectively. The Company expects to repurchase between 110,000 and 240,000 shares issued for option exercises during 2021, based on activity in prior periods.

The information above regarding cash received from option exercises and cash used to repurchase shares issued for option exercises is on a gross basis. In practice, many option exercise transactions combine both an exercise component and a repurchase component, for either some or all of the options exercised; in these instances the cash effect is experienced and recognized on a net basis.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 12 - EMPLOYEE BENEFIT PLANS (continued)

Stock-Based Compensation (continued)

Stock Options (continued)

The following table summarizes information concerning outstanding and exercisable (vested) stock options as of December 31, 2020:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$15.00 - $19.99	86,610	1.13 years	$16.45	86,610	1.13 years	$16.45
$20.00 - $24.99	—	—	—	—	—	—
$25.00 - $29.99	—	—	—	—	—	—
$30.00 - $34.99	25,000	5.93 years	32.00	25,000	5.93 years	32.00
$35.00 - $39.99	2,500	5.97 years	37.00	2,500	5.97 years	37.00
$40.00 - $44.99	—	—	—	—	—	—
$45.00 - $49.99	384,648	9.67 years	47.07	269,210	9.44 years	46.86

Total	498,758	7.98 years	40.94	383,320	7.31 years	38.96

An analysis of activity in non-vested options is presented below:

	2020		2019
	Number of Options	Weighted Average Grant Date Fair Value	Number of Options	Weighted Average Grant Date Fair Value
Non-vested options, beginning of year	84,610	$12.50	1,250	$6.82
Granted	218,948	11.74	166,540	12.26
Vested	(180,370)	11.50	(83,180)	11.94
Forfeited	(7,750)	5.18	—	—
Expired	—	—	—	—

Non-vested options outstanding, end of year	115,438	12.68	84,610	12.50

Restricted Stock and Stock Appreciation Rights

The Company has entered into various restricted stock and stock appreciation rights (SAR) award agreements that grant restricted stock or SARs to its directors and employees. Under the terms of the plans, the Company may award up to 1,500,000 units to the plan participants, either in the form of shares of restricted stock or as SARs.

All shares of restricted stock issued under the plans are subject to a restriction period whereby the shares cannot be sold, assigned, transferred, pledged or otherwise encumbered based on each individual’s agreement. This restriction period may be adjusted at any time at the discretion of the Board of Directors. Any participant that terminates employment or ceases services for the Bank prior to the end of the restriction period will forfeit all

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 12 - EMPLOYEE BENEFIT PLANS (continued)

Stock-Based Compensation (continued)

Restricted Stock (continued)

restricted shares subject to the plans. These shares generally have a term of up to ten years, with vesting ranging from immediate to ten years. These shares generally have conditions related to the individual’s longevity, performance, or both, and such conditions may be revised as, for example, an individual’s job duties change. Upon vesting, restrictions lift and the shares cease to be counted as restricted stock. Consequently, all of the restricted shares outstanding are also non-vested. Restricted shares are included in the total of shares outstanding on the Company’s consolidated balance sheets and for purposes of computing earnings per share.

Compensation expense for restricted stock is computed using the equity-classified awards method, under which the fair value of each restricted share is based on the share value computed for the ESOP ($48.25 per share as of the December 31, 2019 valuation), and that value is recognized as compensation expense (and as an equal increase in “additional paid-in capital” on the consolidated balance sheets) over the period of each grant. Expense related to restricted stock is included in “salaries and employee benefits” in the consolidated statements of income and was $483,000 and $725,000 for 2020 and 2019, respectively. The income tax benefit associated with that expense was $101,000 and $152,000, respectively, for the same periods. As of December 31, 2020 the unrecognized compensation expense for outstanding restricted stock options was $780,000. The cost is expected to be recognized over a weighted-average period of 1.43 years.

An analysis of restricted stock activity is presented below:

	2020		2019
	Number of Shares	Weighted Average Grant Date Share Value	Number of Shares	Weighted Average Grant Date Share Value
Shares outstanding, beginning of year	48,968	$35.00	28,970	$28.53
Granted	7,181	48.25	27,500	42.53
Exercised	(8,700)	30.55	(7,502)	37.61
Forfeited	(3,600)	41.94	—	—
Expired	(3,000)	27.00	—	—

Shares outstanding, end of year	40,849	38.34	48,968	35.00

Stock Appreciation Rights

SARs are settled in cash, expire in four to ten years, and are generally subject to vesting in three to five years. Expense related to SARs is included in “salaries and employee benefits” in the consolidated statements of income and was $3,374,000 and $3,067,000 for 2020 and 2019, respectively. The income tax benefit associated with that expense was $709,000 and $644,000, respectively, for the same periods. Compensation expense for SARs is computed using the liability method and is recognized over the vesting period based on the fair value at each balance sheet date based on the Black-Scholes option-pricing model. The SAR liability of $13,799,000 and $12,035,000 as of December 31, 2020 and 2019, respectively, is included in “accrued expenses and other liabilities” on the consolidated balance sheets. As of December 31, 2020, the unrecognized compensation expense (based on the $53.50 current share value) for outstanding SARs was $1,901,000. The cost is expected to be recognized over a weighted-average period of 1.05 years.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 12 - EMPLOYEE BENEFIT PLANS (continued)

Stock-Based Compensation (continued)

Stock Appreciation Rights (continued)

The fair value of each SAR is estimated at each balance sheet date based on the Black-Scholes option-pricing model. The following table shows the weighted-average assumptions used in the Black-Scholes model:

	December 31, 2020	December 31, 2019
Dividend yield	0%	0%
Expected life	1.5 years	1.6 years
Expected volatility	21.8%	20.8%
Risk-free interest rate	0.1%	1.6%

The dividend yield assumption is based on the Company’s history and expectation of dividend payouts. The expected life is based on historical exercise experience. The expected volatility is based on historical volatility in the value of the Company’s shares as well as an analysis of stock volatility of selected peers performed by a third party. The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve as of the balance sheet dates.

An analysis of SAR activity is presented below:

	2020		2019
	Number of SARs	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price
SARs outstanding, beginning of year	682,864	$28.05	721,521	$27.04
Granted	122,250	48.25	31,500	45.32
Exercised	(67,699)	24.44	(49,557)	21.92
Forfeited	(17,200)	37.74	(20,600)	33.81
Expired	—	—	—	—

SARs outstanding, end of year	720,215	31.59	682,864	28.05

SARs exercisable, end of year	478,348	25.46	471,681	23.75

The following table summarizes information concerning outstanding and exercisable (vested) SARs as of December 31, 2020:

	SARs Outstanding			SARs Exercisable
Range of Exercise Prices	Number of SARs	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of SARs	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$15.00 - $19.99	223,563	2.30 years	$18.26	223,563	2.30 years	$18.26
$20.00 - $24.99	36,230	3.57 years	22.75	36,230	3.57 years	22.75
$25.00 - $29.99	64,222	4.78 years	27.00	64,222	4.78 years	27.00
$30.00 - $34.99	83,900	5.64 years	32.00	65,650	5.64 years	32.00
$35.00 - $39.99	97,550	6.60 years	37.00	56,650	6.60 years	37.00
$40.00 - $44.99	66,500	7.55 years	41.24	26,333	7.54 years	41.21
$45.00 - $49.99	148,250	9.51 years	47.72	5,700	8.74 years	45.50

Total	720,215	5.53 years	31.59	478,348	4.06 years	25.46

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 12 - EMPLOYEE BENEFIT PLANS (continued)

Stock-Based Compensation (continued)

Stock Appreciation Rights (continued)

The total intrinsic value of outstanding SARs and outstanding exercisable SARs (all of which were in the money) was $15,600,000 and $13,291,000, respectively, at December 31, 2020. The total intrinsic value of outstanding SARs and outstanding exercisable SARs (all of which were in the money) was $13,792,000 and $11,557,000, respectively, at December 31, 2019.

An analysis of non-vested SAR activity is presented below:

	2020		2019
	Number of SARs	Weighted Average Grant Date Fair Value	Number of SARs	Weighted Average Grant Date Fair Value
Non-vested SARs outstanding, beginning of year	211,183	$16.22	279,650	$14.25
Granted	122,250	14.72	31,500	13.69
Vested	(74,366)	20.26	(79,367)	18.90
Forfeited	(17,200)	19.38	(20,600)	18.41
Expired	—	—	—	—

Non-vested SARs outstanding, end of year	241,867	16.13	211,183	16.22

Stock-Based Compensation Activity

The following tables set forth information regarding the stock-based compensation activity in the consolidated statement of shareholders’ equity for 2020 and 2019, respectively (in thousands, except for shares):

As of December 31, 2020:

	Common Stock ($1 par)		Additional Paid In Capital
	Shares	Amount		Total
Restricted Stock:
Grants	7,181	$7	$(7)	$—
Expense recognized in earnings	—	—	714	714
Expired or forfeited grants, netted against earnings	(6,600)	(7)	(224)	(231)

Stock Options:
Exercises	131,464	$132	$1,999	$2,131
Repurchases of shares from option exercises	(115,355)	(115)	(5,451)	(5,566)
Expense recognized in earnings	—	—	2,192	2,192

	16,690	$17	$(777)	$(760)

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 12 - EMPLOYEE BENEFIT PLANS (continued)

Stock-Based Compensation (continued)

Stock-Based Compensation Activity (continued)

As of December 31, 2019:

	Common Stock ($1 par)		Additional Paid In Capital
	Shares	Amount		Total
Restricted Stock:
Grants	27,500	$28	$(28)	$—
Expense recognized in earnings	—	—	725	725

Stock Options:
Exercises	190,719	$191	$2,863	$3,054
Repurchases of shares from option exercises	(159,077)	(159)	(6,826)	(6,985)
Expense recognized in earnings	—	—	1,017	1,017

	59,142	$59	$(2,248)	$(2,189)

NOTE 13 - INCOME TAXES

Allocation of income tax expense between current and deferred portions is as follows (in thousands):

	2020	2019
Current income tax	$15,010	$8,781
State tax	310	184
Deferred income tax benefit	(4,695)	(1,171)

Total income tax expense	$10,625	$7,794

Income tax expense, as a percentage of pretax earnings, differs from the statutory federal income tax rate as follows:

	2020	2019
Statutory federal income tax rate	21.0%	21.0%
Increase (reduction) resulting from:
Tax-exempt interest income	-2.7%	-3.8%
Stock-based compensation	-1.3%	-1.9%
Nondeductible expenses	0.8%	1.0%
Effect of state income taxes	0.4%	0.3%
Other	-0.8%	-1.0%

Effective income tax rate	17.4%	15.6%

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 13 - INCOME TAXES (continued)

The components of the net deferred tax asset included in “other assets” on the consolidated balance sheets are as follows (in thousands):

	December 31,
	2020	2019
Deferred tax assets:
Loans receivable	$15,081	$9,121
Employee benefits	6,536	5,550
Unrealized losses on securities available for sale	—	—
Other real estate owned	374	248

	21,991	14,919

Deferred tax liabilities:
Other identifiable intangible assets	(5,121)	(4,262)
Premises and equipment	(6,350)	(4,590)
Unrealized gains on securities available for sale	(8,111)	(1,717)
Other	(151)	(393)

	(19,733)	(10,962)

Net deferred tax asset	$2,258	$3,957

NOTE 14 - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to principal officers and directors and their affiliates. Annual activity consisted of the following (in thousands):

	2020	2019
Beginning balance	$14,067	$15,427
Additions	7,640	2,124
Repayments and other reductions	(4,849)	(3,466)
Change in composition of related parties	26	(18)

Ending balance	$16,884	$14,067

In management’s opinion, such loans and other extensions of credit and deposits were generally made in the ordinary course of business; though some reflect adjustments for employees, they are still on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management’s opinion, these loans did not involve more than a normal risk of collectability or present other unfavorable features.

Deposits from related parties held by the bank at December 31, 2020 and 2019 totaled $25,624,000 and $10,489,000, respectively.

During 2019, the Board approved the purchase of an aircraft from a current director for 26,400 shares of common stock in the Company, a value of approximately $1,201,000. This aircraft is held in a wholly-owned subsidiary of the Bank and is included in “premises and equipment, net” on the consolidated balance sheets.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 14 - RELATED PARTY TRANSACTIONS (continued)

The Bank is lessor in several leasing transactions with entities associated with related parties (current directors). These transactions are at market rates and terms, and the associated lease revenue of $44,000 and $44,000 for 2020 and 2019, respectively, is included as a reduction of “occupancy and equipment expense, net” on the consolidated statements of income.

The Bank obtains professional services from related parties in the ordinary course of business. The payments associated with these related party services totaled $129,000 and $275,000 as of December 31, 2020 and 2019, respectively, and are included in “legal and professional fees” on the consolidated statements of income.

NOTE 15 - FAIR VALUE MEASUREMENTS

Fair value of an asset or liability is the price that would be received to sell that asset or to transfer that liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Inputs - Quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Inputs - Significant unobservable inputs that reflect an entity’s own assumptions regarding what market participants would use in pricing the assets or liabilities.

Recurring Measurements

The following table presents assets reported on the consolidated balance sheets at fair value on a recurring basis, along with the fair value hierarchy level employed (in thousands):

	Level 1	Level 2	Level 3	Measured at
	Inputs	Inputs	Inputs	Fair Value
December 31, 2020
Debt securities available for sale:
Mortgage backed securities	$—	$81,547	$—	$81,547
State and political subdivisions	—	567,566	—	567,566
Collateralized mortgage obligations	—	208,058	—	208,058
Asset-backed securities	—	99,091	—	99,091
Other debt securities	—	2,000	—	2,000
Marketable equity securities	2,247	—	—	2,247

December 31, 2019
Debt securities available for sale:
Mortgage backed securities	$—	$77,409	$—	$77,409
State and political subdivisions	—	317,976	—	317,976
Collateralized mortgage obligations	—	222,722	—	222,722
Asset-backed securities	—	38,921	—	38,921
Marketable equity securities	2,161	—	—	2,161

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 15 - FAIR VALUE MEASUREMENTS (continued)

Recurring Measurements (continued)

The Company reports its marketable equity securities utilizing Level 1 inputs. For these securities, there is a quoted market price. All debt securities are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayments speeds, credit information and the bond’s terms and conditions, among other factors.

Transfers between levels would occur based on changes in overall or specific market conditions. There were no transfers between fair value hierarchy levels for the periods presented.

Nonrecurring Measurements

Certain assets are measured at fair value on a nonrecurring basis; that is, the assets are not measured at fair value on an ongoing basis but are instead subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents the assets carried on the consolidated balance sheets for which a nonrecurring measurement in fair value has been recorded, along with the fair value hierarchy level employed (in thousands):

	Level 1	Level 2	Level 3	Measured at
	Inputs	Inputs	Inputs	Fair Value
December 31, 2020
Assets:
Impaired loans	$—	$—	$7,427	$7,427
Other real estate owned	—	504	576	1,080

December 31, 2019
Assets:
Impaired loans	$—	$—	$5,509	$5,509
Other real estate owned	—	650	805	1,455

Impaired loans are reported at fair value based on the discounted present value of expected cash flows (Level 3 inputs), or on the value of underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using Level 3 inputs: independent appraisals; and subjective adjustments (generally 10-30%) applied by management to reflect estimated selling costs and other expected discounts to appraised values.

During 2020, certain impaired loans were remeasured and reported at fair value through a specific allocation of the allowance for loan losses. Impaired loans with a carrying value of $11,013,000 were reduced by specific allowance allocations totaling $3,586,000 to a total reported fair value of $7,427,000 based on values determined utilizing Level 3 valuation inputs.

During 2019, certain impaired loans were remeasured and reported at fair value through a specific allocation of the allowance for loan losses. Impaired loans with a carrying value of $7,773,000 were reduced by specific allowance allocations totaling $2,264,000 to a total reported fair value of $5,509,000 based on values determined utilizing Level 3 valuation inputs.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 15 - FAIR VALUE MEASUREMENTS (continued)

Nonrecurring Measurements (continued)

Other real estate owned is valued at the time the loan is foreclosed upon and the asset is transferred to other real estate owned. The value is based primarily on third party appraisals, less estimated costs to sell. Appraisals based upon comparable sales result in a Level 2 classification while appraisals based upon expected cash flows of the property result in a Level 3 classification.

NOTE 16 - CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

Below are the condensed unconsolidated financial statements of Happy Bancshares, Inc. (in thousands):

Condensed Balance Sheets

	December 31,
	2020	2019
Assets:
Cash and cash equivalents	$88,953	$36,413
Investment in subsidiary	760,113	593,072
Accrued interest receivable	3	4
Equity investments	2,747	2,007
Other	1,360	2,866

Total assets	$853,176	$634,362

Liabilities and Shareholders’ Equity:
Accrued expenses and other liabilities	$17,807	$14,105
Subordinated debentures	21,359	12,475
Subordinated notes, net of unamortized issuance cost	145,370	72,234
Shareholders’ equity	668,640	535,548

Total liabilities and shareholders’ equity	$853,176	$634,362

Condensed Statements of Income

	Years Ended December 31,
	2020	2019
Income:
Undistributed earnings of subsidiary	$60,113	$47,618
Other	59	244

	60,172	47,862
Expenses:
Salaries and employee benefits	4,315	1,337
Interest expense	7,329	5,406
Other operating expenses	613	600

	12,257	7,343

Income before income taxes	47,915	40,519
Income tax benefit	(2,614)	(1,491)

Net income	$50,529	$42,010

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 16 - CONDENSED PARENT COMPANY FINANCIAL STATEMENTS (continued)

Condensed Statements of Cash Flows

	Years Ended December 31,
	2020	2019
Cash flows from operating activities:
Net income	$50,529	$42,010
Adjustments to reconcile net income to net cash used in operating activities:
Undistributed earnings of subsidiary	(60,113)	(47,618)
Other adjustments, net	10,339	4,191

Net cash provided by (used in) operating activities	755	(1,417)

Cash flows from investing activities:
Capital contributions to subsidiary	(40,000)	(30,000)
Cash dividends received from subsidiary	2,129	4,259
Other, net	(740)	(420)

Net cash used in investing activities	(38,611)	(26,161)

Cash flows from financing activities:
Proceeds from subordinated notes, net of issuance costs	137,673	—
Repayment of subordinated notes	(65,000)	—
Proceeds from issuance of common stock	76,926	65,021
Purchase and retirement of common stock	(55,768)	(46,885)
Other, net	(3,435)	(3,931)

Net cash provided by investing activities	90,396	14,205

Net change in cash and cash equivalents	52,540	(13,373)
Cash and cash equivalents at beginning of year	36,413	49,786

Cash and cash equivalents at end of year	$88,953	$36,413

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 17 - ACQUISITIONS

Centennial Bank

On July 1, 2020, the Company merged with Centennial Bank, a privately-held bank headquartered in Lubbock, Texas. The Company acquired 100% of Centennial Bank’s outstanding stock. The fourteen branches included in the merger are located in the Texas South Plains and the Central Texas Hill Country. The total purchase price for the acquisition was allocated based on the estimated fair value of the assets acquired and liabilities assumed, as follows (in thousands):

Assets acquired:
Cash	$179,695
Securities and other investments	91,113
Loans	611,260
Premises	25,895
Goodwill	75,635
Core deposit intangible asset	1,855
Other assets	17,852
Liabilities assumed:
Deposits	(857,882)
Subordinated debentures	(8,836)
Other liabilities	(1,605)

Consideration paid	$134,982

The net cash received as a result of the transaction was $81,194,000: $179,695,000 in cash included with the assets acquired less the $98,501,000 cash consideration paid to Centennial Bank. The Company also issued 756,079 shares of Bancshares stock, with an estimated value of $36,481,000 as of closing.

Non-credit impaired loans had an estimated fair value of $600,228,000 at the acquisition date and a total contractual balance of $610,371,000. As of the acquisition date, the Company expects an insignificant amount of the contractual balance of these loans to be uncollectible. The difference of $10,143,000 will be recognized into interest income as an adjustment to yield over the life of the loans. Purchased credit impaired loans (PCI loans) had an estimated fair value of $10,756,000 at the acquisition date and a total contractual balance of $15,589,000. An amount of $182,000 will be recognized into interest income as an adjustment to yield over the life of the loans. The difference of $4,651,000 remains on the balance sheet as a credit mark unless the loans experience changes in fair value or collectability. The remaining variance of $276,000 relates to loans in process and overdrafts as of the acquisition date.

The Company recorded goodwill of $75,635,000 in this acquisition; this goodwill relates to the combination of expected synergies and desirable branch locations within the Company’s Texas Panhandle market and new Central Texas Hill Country market. Goodwill is calculated as the excess of the estimated fair value of the consideration exchanged compared to the net of (a) the estimated fair value of identifiable assets acquired, and (b) the estimated fair value of the liabilities assumed. The core deposit intangible of $1,855,000 represents the estimated value of the core deposits of the acquired branches based on their costs relative to the higher costs of alternative funding sources. The goodwill that was recognized in this transaction is expected to be deductible for income tax purposes.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 17 - ACQUISITIONS (continued)

Centennial Bank (continued)

Under the terms of the purchase agreement related to the Centennial merger, the Company deposited $1,500,000 of the total consideration paid into escrow as security for potential losses and expenses related to the acquired substandard, doubtful, loss, or other real-estate owned loans as of December 31, 2019. The escrow amount will be held and monitored by the Company for three years, commencing with the merger date. The Company will be reimbursed 50% of loan losses from the escrow amount during the escrow period as losses and expenses related to acquired loans are incurred. The Company fully expects to recover the entire amount placed into the escrow amount based on a fair value analysis by a third party valuation firm. The escrow amount is included in “other assets” in the consolidated balance sheet as of December 31, 2020.

In addition, a separate escrow amount of $1,053,000 was established and funded by the seller, based on vendor estimates, to indemnify the Company for contract termination fees and deconversion costs incurred following closing. The escrow amount will be held by the Company for a period of one year from the date of acquisition and will be released to either the Company or the seller based on final transaction costs at the conclusion of the escrow period. The Company recorded an indemnification asset as contract termination and deconversion costs were incurred, totaling the amount in escrow. The effect of the recognition of the indemnification asset was an offset during 2020 of $1,053,000 to the expenses incurred related to the contract termination and deconversion costs. The indemnification asset will be derecognized when the Company receives the cash due from the escrow.

First State Bank of Mobeetie

On January 24, 2020, the Company acquired First State Bank of Mobeetie, a privately-held bank headquartered in Mobeetie, Texas. The branches included in the acquisition are located in the Texas Panhandle towns of Mobeetie and Wheeler. The total cash purchase price for the acquisition was allocated based on management’s best estimates of the fair value of the assets acquired and liabilities assumed, as follows (in thousands):

Assets acquired:
Cash	$2,972
Fed funds sold	55,583
Securities	7,090
Loans	11,075
Premises	312
Goodwill	1,811
Core deposit intangible asset	685
Other assets	791
Liabilities assumed:
Deposits	(68,180)
Other liabilities	(79)

Cash consideration paid	$12,060

The net cash and cash equivalents received as a result of the transaction was $46,495,000: $55,583,000 in fed funds sold and $2,972,000 in teller cash and due from banks included with the assets acquired, less $12,060,000 of cash consideration paid.

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 17 - ACQUISITIONS (continued)

First State Bank of Mobeetie (continued)

Non-credit impaired loans had an estimated fair value of $10,414,000 at the acquisition date and a total contractual balance of $10,437,000. As of the acquisition date, the Company expects that an insignificant amount of the contractual balance of these loans will be uncollectible. The difference of $23,000 will be recognized into interest income as an adjustment to yield over the life of the loans. Purchased credit impaired loans (PCI loans) had an estimated fair value of $638,000 at the acquisition date and a total contractual balance of $816,000. The difference of $178,000 remains on the balance sheet as a credit mark unless the loans experience changes in fair value or collectability. The remaining variance of $23,000 relates to loans in process and overdrafts as of the acquisition date.

The Company recorded goodwill of $1,811,000 in this acquisition; this goodwill relates to the combination of expected synergies and desirable branch locations within the Company’s Texas Panhandle market. Goodwill is calculated as the excess of the estimated fair value of the consideration exchanged compared to the net of (a) the estimated fair value of identifiable assets acquired, and (b) the estimated fair value of the liabilities assumed. The core deposit intangible of $685,000 represents the estimated value of the core deposits of the acquired branches based on their costs relative to the higher costs of alternative funding sources. None of the goodwill that was recognized in this transaction is expected to be deductible for income tax purposes.

First Bank & Trust

On June 7, 2019, the Company acquired four branches from First Bank & Trust, a privately-held bank headquartered in Seymour, Texas. The branches are located in the Texas Panhandle towns of Matador, Memphis, Turkey and White Deer. The Company purchased the branches’ loans, premises and certain other assets and assumed the branches’ deposits and certain other liabilities. The total cash purchase price for the acquisition was allocated based on the estimated fair value of the assets acquired and liabilities assumed, as follows (in thousands):

Assets acquired:
Teller cash	$956
Loans	1,221
Premises	374
Goodwill	238
Core deposit intangible asset	1,509
Other assets	25
Liabilities assumed:
Deposits	(39,012)
Other liabilities	(98)

Net liabilities	$(34,787)

The net cash received as a result of the transaction was $35,743,000: a $34,787,000 payment from First Bank & Trust plus $956,000 in teller cash included with the assets acquired.

The Company recorded goodwill of $238,000 in this acquisition; this goodwill relates to the combination of expected synergies and desirable branch locations within the Company’s Texas Panhandle market. Goodwill is calculated as the excess of the estimated fair value of the consideration exchanged compared to the net of (a) the

HAPPY BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

NOTE 17 - ACQUISITIONS (continued)

First Bank & Trust (continued)

estimated fair value of identifiable assets acquired, and (b) the estimated fair value of the liabilities assumed. The core deposit intangible of $1,509,000 represents the estimated value of the core deposits of the acquired branches based on their costs relative to the higher costs of alternative funding sources. The goodwill that was recognized in this transaction is expected to be deductible for income tax purposes.

Subsequent Acquisition Activity

On February 19, 2021, the Company is scheduled to acquire First Bank of Muleshoe, a privately-held bank headquartered in Muleshoe, Texas with approximately $81,149,000 in assets, $68,600,000 in deposits and $4,406,000 in loans. As a result of this acquisition, the Bank will add one branch each in the Texas Panhandle towns of Muleshoe, Bovina and Dimmitt. The total purchase price will be approximately $19,125,000. The initial allocation of the purchase price to the fair value of assets and liabilities acquired has not been completed. The Company is working with a third-party valuation firm to determine the fair value of the loans along with the amounts of the core deposit intangible and goodwill; the Company does not expect the intangibles to be materially significant. The goodwill in this acquisition is the result of a combination of expected synergies in the Texas Panhandle market.

In addition, during 2020 the Company entered into a purchase agreement with another financial institution with approximately $56,000,000 in total assets. The purchase is pending regulatory approval and is anticipated to close in 2021.

Acquisition Costs

Related to the above transactions, the Company recorded acquisition costs of $2,496,000 and $754,000 for various professional services during 2020 and 2019. Acquisition costs are included in “legal and professional expenses” on the consolidated financial statements.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

Dated as of September 15, 2021

among

Home BancShares, Inc.,

Centennial Bank

and

Happy Bancshares, Inc.

Happy State Bank

ARTICLE I DEFINITIONS		A-2
1.1	Certain Definitions	A-2
1.2	Other Defined Terms	A-8
1.3	Other Definitional Provisions	A-9

ARTICLE II THE MERGER		A-10
2.1	The Merger.	A-10
2.2	Second-Step Merger.	A-10
2.3	Closing	A-10
2.4	Effective Time	A-10
2.5	Effects of the Merger	A-11
2.6	Articles of Incorporation; Bylaws.	A-11
2.7	Directors and Officers of the Surviving Corporation	A-11
2.8	Conversion of Securities	A-11
2.9	Exchange of Happy Common Stock	A-12
2.10	Certain Adjustments.	A-14
2.11	Transfer Books; No Further Ownership Rights in Happy Common Stock	A-14
2.12	Appraisal Rights	A-14
2.13	Proxy and Registration Statement.	A-15
2.14	Happy Shareholders Meeting	A-15
2.15	Happy Stock Options and Stock Appreciation Rights	A-17
2.16	HOMB Shareholders Meeting	A-17
2.17	Closing Deliveries by Happy	A-18
2.18	Closing Deliveries by HOMB	A-19

ARTICLE III REPRESENTATIONS AND WARRANTIES OF HAPPY		A-19
3.1	Organization	A-19
3.2	Authority; Binding Nature	A-20
3.3	No Conflicts.	A-20
3.4	Consents and Approvals	A-21
3.5	Regulatory Matters.	A-21
3.6	Capitalization	A-21
3.7	Deposits.	A-22
3.8	Stock Issuances and Repurchases.	A-22
3.9	Financial Statements	A-22
3.10	Ordinary Course; Lack of Material Adverse Change	A-23
3.11	Reorganization	A-23
3.12	Taxes	A-23
3.13	Title to Assets; Real Property	A-25
3.14	Litigation; Orders	A-26
3.15	Compliance	A-26
3.16	Loans	A-27
3.17	CRA Compliance	A-28
3.18	Investment Portfolio	A-28
3.19	Interest Rate Risk Management Instruments	A-28
3.20	Intellectual Property	A-28
3.21	Environmental Matters	A-29
3.22	Material Contracts	A-29
3.23	Employee Benefit Matters	A-30
3.24	Labor Relations (Employment Matters)	A-32

A-i

3.25	Related Party Transactions	A-32
3.26	Insurance	A-32
3.27	Trust Business; Administration of Fiduciary and Custodial Accounts	A-33
3.28	Brokers	A-33
3.29	Happy Information	A-33
3.30	Information Supplied	A-33
3.31	Fairness Opinion	A-33
3.32	No Other Representations or Warranties	A-33

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF HOMB		A-34
4.1	Organization.	A-34
4.2	Authority; Binding Nature	A-34
4.3	No Conflicts	A-34
4.4	Consents and Approvals	A-35
4.5	Regulatory Matters	A-35
4.6	Capitalization	A-35
4.7	Deposits	A-36
4.8	HOMB SEC Filings	A-36
4.9	Financial Statements.	A-36
4.10	Ordinary Course; Lack of Material Adverse Change	A-37
4.11	Reorganization	A-38
4.12	Litigation; Orders	A-38
4.13	Compliance	A-38
4.14	CRA Compliance	A-38
4.15	Material Contracts	A-38
4.16	Brokers	A-39
4.17	Information Supplied	A-39
4.18	Ownership of Happy Common Stock	A-39
4.19	Related Party Transactions	A-39
4.20	HOMB Information	A-39
4.21	Investment Portfolio.	A-39
4.22	Taxes	A-40
4.23	Employee Benefit Matters	A-41
4.24	Loans	A-42
4.25	No Other Representations or Warranties	A-43

ARTICLE V COVENANTS		A-43
5.1	Conduct of Business of Happy	A-43
5.2	Conduct of Business of HOMB	A-46
5.3	Approvals and Filings	A-47
5.4	Access; Integration of Data Processing; Confidentiality	A-48
5.5	Notification	A-49
5.6	Public Announcements	A-49
5.7	No Control of Happy	A-49
5.8	Employee Benefit Matters	A-49
5.9	No Solicitation of Transaction by Happy	A-50
5.10	Indemnification; Directors’ and Officers’ Insurance	A-51
5.11	Efforts to Consummate; Further Assurances	A-52
5.12	Continuity of Business	A-52
5.13	Tax Matters	A-52
5.14	Nasdaq Listing	A-53
5.15	Litigations and Claims	A-53

A-ii

5.16	Preservation of Happy Name	A-53

ARTICLE VI CONDITIONS TO CLOSE		A-54
6.1	Conditions to Each Party’s Obligations	A-54
6.2	Conditions to Obligations of HOMB	A-54
6.3	Conditions to the Obligations of Happy	A-55

ARTICLE VII TERMINATION		A-56
7.1	Termination	A-56
7.2	Notice of Termination; Effect of Termination	A-57
7.3	Fees and Expenses Following Termination	A-57

ARTICLE VIII MISCELLANEOUS		A-58
8.1	Notices	A-58
8.2	Entire Agreement	A-59
8.3	Amendments	A-59
8.4	Waivers	A-59
8.5	Binding Effect; Assignment; No Third Party Beneficiaries	A-59
8.6	Governing Law; Jurisdiction.	A-59
8.7	Waiver of Jury Trial	A-60
8.8	Cumulative Remedies; Specific Performance	A-60
8.9	Expenses	A-60
8.10	Prevailing Party	A-60
8.11	Counterparts; Effectiveness; Electronic Signatures	A-60
8.12	Nonsurvival	A-61
8.13	Severability	A-61

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 15, 2021, is entered into by and among Home BancShares, Inc., an Arkansas corporation (“HOMB”), Centennial Bank, an Arkansas state bank and a direct wholly-owned subsidiary of HOMB (“Centennial”), Happy Bancshares, Inc., a Texas corporation (“Happy”), and Happy State Bank, a Texas banking association and a direct wholly-owned subsidiary of Happy (“Target Bank”).

WITNESSETH:

WHEREAS, the board of directors of each of Happy and HOMB has determined that it is in the best interests of their respective corporations and their respective shareholders to consummate the business combination transaction provided for in this Agreement in which Happy will, subject to the terms and conditions set forth in this Agreement, merge with and into HOMB (the “Merger”), with HOMB being the surviving entity in the Merger;

WHEREAS, the board of directors of each of Happy and HOMB has (i) adopted this Agreement and approved the transactions contemplated by this Agreement, including the Merger, and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, the board of directors of Happy has resolved and agreed, upon the terms and subject to the conditions set forth in this Agreement, to recommend that Happy’s shareholders (the “Happy Shareholders”) approve this Agreement;

WHEREAS, as an inducement for HOMB to enter into this Agreement, certain Happy Shareholders have simultaneously herewith entered into a Voting and Support Agreement substantially in the form attached hereto as Exhibit A (each, a “Voting and Support Agreement” and collectively, the “Voting and Support Agreements”) in connection with the Merger;

WHEREAS, the board of directors of HOMB has resolved to recommend that the holders of shares of HOMB’s common stock, par value $0.01 per share (the “HOMB Common Stock”) approve the issuance of shares of HOMB Common Stock in connection with the Merger on the terms and subject to the conditions set forth in this Agreement (the “HOMB Stock Issuance”);

WHEREAS, as soon as reasonably practicable following the Merger, HOMB shall cause Target Bank to be merged with and into Centennial (the “Second-Step Merger,” and together with the Merger, the “Mergers”), with Centennial as the surviving bank in the Second-Step Merger;

WHEREAS, the parties intend for U.S. federal income tax purposes that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement shall constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants, and agreements contained in this Agreement, and subject to the conditions contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions. As used herein, the following terms shall have the following meanings:

(a) “ABCA” shall mean the Arkansas Business Corporation Act of 1987, Ark. Code Ann. §§ 4-27-101, et seq.

(b) “Acquisition Proposal” shall mean any proposal or offer for, whether in one transaction or a series of related transactions, a (i) merger, consolidation, share exchange, tender offer, business combination or similar transaction involving Happy, (ii) sale or other disposition, directly or indirectly, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of Happy or its Subsidiaries representing 20% or more of the consolidated assets of Happy and its Subsidiaries, (iii) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to Happy or (iv) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include any of the transactions contemplated by this Agreement.

(c) “Affiliate” shall mean, with respect to any Person, any other Person that, alone or together with any other Person, directly or indirectly controls, is controlled by or is under common control with, such Person. For the purpose of this definition, “control” (including the terms “controlling,” “controlled by” and “under common control with”), shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract, agency or otherwise. In addition, references to “controlled Affiliate” shall mean, with respect to any Person, any Affiliate of such Person which is controlled by such Person (without regard to any other Affiliates except its Subsidiaries) as determined in accordance with the preceding sentence.

(d) “Affiliated Group” shall mean any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of any Applicable Law.

(e) “Applicable Law” or “Law” shall mean and include: (i) any statute, decree, constitution, rule, regulation, ordinance, code, requirement, order, judgment, decree, directive or other binding action of or by any Governmental Authority as to which a party is subject; (ii) any treaty, pact, compact or other agreement to which any Governmental Authority is a signatory or party as to which a party is subject; (iii) any judicial or administrative interpretation of the application of any Applicable Law described in (i) or (ii) above; and (iv) any amendment or revision of any Applicable Law described in (i), (ii) or (iii) above.

(f) “Arkansas Banking Code” shall mean the Arkansas Banking Code, Ark. Code Ann. §§ 23-45-101, et seq.

(g) “ASBD” shall mean the Arkansas State Bank Department.

(h) “Balance Sheet Date” shall mean December 31, 2020.

(i) “Business Day” shall mean any day other than Saturday, Sunday, a day which is a legal holiday in Texas or Arkansas, or a day on which commercial banks in Texas or Arkansas are authorized or required by Applicable Law to close.

(j) “COBRA” shall mean Section 4980B of the Code, Section 6432 of the Code, Section 9501 of the American Rescue Plan Act of 2021, Part 6 of Subtitle B of Title I of ERISA, and any similar state law.

(k) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(l) “Commerce KSOP” shall mean the Commerce BancShares, Inc. 401(k) Employee Stock Ownership Plan.

(m) “Confidentiality Agreement” shall mean the Non-Disclosure and Confidentiality Agreement, dated as of June 4, 2021, by and between Happy Bancshares, Inc., a Texas corporation, and Home Bancshares, Inc., an Arkansas corporation.

(n) “Contract” shall mean any agreement, contract, arrangement or understanding, whether oral or written, that is legally binding on Happy or HOMB, as the case may be, or any of their Subsidiaries.

(o) “Environmental Law” shall mean all laws, rules and regulations of any Governmental Authority relating to pollution or the protection of the environment, including, without limitation, laws relating to releases, discharges or disposal of hazardous, toxic or radioactive substances, oils, pollutants or contaminants into the environment or otherwise relating to the distribution, use, treatment, storage, transport or handling of such substances, oils, pollutants or contaminants.

(p) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

(q) “ERISA Affiliate” shall mean all employers (whether or not incorporated) that would be treated together with the Seller or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code or Section 4001 of ERISA.

(r) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(s) “Exchange Ratio” means a fixed exchange ratio equal to 2.17 shares of HOMB Common Stock for each share of Happy Common Stock.

(t) “FDIC” shall mean the Federal Deposit Insurance Corporation.

(u) “Federal Reserve Board” shall mean the Board of Governors of the Federal Reserve System.

(v) “GAAP” shall mean generally accepted accounting principles in the United States, consistently applied, as in effect from time to time.

(w) “GoldStar Policies” mean the policies and procedures adopted by the Target Bank and applicable to the Trust Business conducted by the GoldStar Trust Company division of the Trust Business, including but not limited to the GoldStar Program Manual and the GoldStar Trust Policy.

(x) “Governing Documents” shall mean with respect to any entity, the certificate of formation, certificate of incorporation, articles of organization, articles of incorporation, bylaws, regulations, operating agreement, limited liability company agreement or other organizational document of such entity and any amendments thereto.

(y) “Governmental Authority” shall mean any governmental, regulatory or administrative body, agency, commission, board, or authority, including any Regulatory Agency, or any court or judicial authority, to which a party is subject, whether international, national, federal, state or local or any quasi-governmental or private body exercising regulatory, taxing or other governmental authority.

(z) “Happy Employee Benefit Plan” shall mean any plan, agreement, policy or arrangement (including without limitation any “employee benefit plan” as defined in Section 3(3) of ERISA) and any trust or other funding medium relating thereto with respect to which Happy has or may have any liability or whereby Happy and any of its ERISA Affiliates provides or is obligated to provide any benefit, to any current or former officer, director, employee or individual independent contractor of Happy or its ERISA Affiliates, including, without limitation, the KSOP, any profit sharing, “golden parachute,” deferred compensation, top hat plan, incentive compensation, stock option, stock purchase, Section 125 of the Code cafeteria plan or flexible benefit arrangement, rabbi trust, severance, retention, supplemental income, change in control, fringe benefit, educational assistance program, perquisite, pension, retirement, health or insurance plans, agreements, policies or arrangements.

(aa) “Happy Incentive Plans” shall mean both (i) the Happy Bancshares, Inc. Incentive Stock Option and Nonstatutory Stock Option Plan and (ii) the Happy Bancshares, Inc. Restricted Stock and Stock Appreciation Rights Plan.

(bb) “Happy Material Contract” shall mean any of the following Contracts:

(i) any “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC ;

(ii) any lease of real property;

(iii) any Contract for the purchase, sale, license or lease of tangible or intangible property or services (including materials, supplies, goods, services, equipment or other assets) (other than those specified elsewhere in this definition) that provides for aggregate payments or obligations of $250,000 or more;

(iv) any employment agreement, severance agreement, retention agreement, change of control agreement, consulting agreement or similar Contract that is with any director or executive officer of Happy or its Subsidiaries;

(v) any partnership, joint venture or other similar Contract;

(vi) any Contract relating to the acquisition or disposition of any business or operations or, other than in the ordinary course of business, any assets or liabilities (whether by merger, sale of stock, sale of assets, outsourcing or otherwise);

(vii) any indenture, mortgage, promissory note, loan agreement, guarantee, sale and leaseback agreement, capitalized lease or other agreement or commitment by Happy or its Subsidiaries for the borrowing of money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice);

(viii) any Contract that would be terminable other than by Happy or any of its Subsidiaries or any Contract under which a material payment obligation would arise or be accelerated, in each case as a result of the announcement or consummation of this Agreement or the transactions contemplated hereby (either alone or upon the occurrence of any additional acts or events);

(ix) any Contract that creates future payments or obligations in excess of $500,000 in the aggregate and which by its terms does not terminate or is not terminable without penalty or payment upon notice of 90 days or less, but not including any loan agreement or similar agreement pursuant to which Happy is a lender;

(x) any exclusive dealing or third-party referral agreement imposed on Happy or its Subsidiaries or any Contract that contains express noncompetition or nonsolicitation covenants that limit or purport to limit the freedom of Happy or its Subsidiaries to compete in any permissible line of business or with any Person or in any area, or to solicit the business of any Person or category of Persons;

(xi) any Contract that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or property of Happy or its Subsidiaries; and

(xii) any Contract constituting a Happy Regulatory Agreement.

(cc) “Happy Outstanding Shares” means the aggregate number of shares of Happy Common Stock issued and outstanding immediately prior to the Effective Time, (including without limitation any shares of Happy Common Stock issued upon the exercise or termination of any Happy Stock Options and Happy Stock Appreciation Rights and any Appraisal Shares).

(dd) “Happy Restricted Stock” shall mean all restricted stock issued and outstanding immediately prior to the Closing under the Happy Incentive Plans which for the avoidance of doubt includes restricted stock not yet vested.

(ee) “Happy Stock Appreciation Rights” shall mean all stock appreciation rights issued and outstanding immediately prior to the Closing under the Happy Incentive Plans.

(ff) “Happy Stock Options” shall mean all options to acquire Happy Common Stock issued and outstanding immediately prior to the Closing under the Happy Incentive Plans.

(gg) “Happy’s Knowledge” shall mean the actual knowledge of each of the individuals set forth on Section 1.1 of the Disclosure Schedule.

(hh) “Hazardous Substance” shall mean (i) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws, and (ii) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls in concentrations regulated by Environmental Law.

(ii) “HOMB Common Stock” means the Common Stock, $0.01 par value per share, of HOMB.

(jj) “HOMB Employee Benefit Plan” shall mean any plan, agreement, policy or arrangement (including without limitation any “employee benefit plan” as defined in Section 3(3) of ERISA) and any trust or other funding medium relating thereto with respect to which HOMB has or may have any liability or whereby HOMB and any of its ERISA Affiliates provides or is obligated to provide any benefit, to any current or former officer, director, employee or individual independent contractor of HOMB or its ERISA Affiliates, including, without limitation, any profit sharing, “golden parachute,” deferred compensation, top hat plan, incentive compensation, stock option, stock purchase, Code Section 125 cafeteria plan or flexible benefit arrangement, rabbi trust, severance, retention, supplemental income, change in control, fringe benefit, educational assistance program, perquisite, pension, retirement, health or insurance plans, agreements, policies, or arrangements.

(kk) “HOMB Share Average Closing Price” shall mean the volume-weighted average closing price per share of HOMB Common Stock as reported on Nasdaq (based on “regular way” trading) over the twenty (20) consecutive trading day period ending on the third business day prior to the Closing Date, rounded to the nearest whole cent.

(ll) “HOMB’s Knowledge” shall mean the actual knowledge of each of the individuals set forth on Section 1.1 of the HOMB Disclosure Schedule.

(mm) “IRS” shall mean the Internal Revenue Service.

(nn) “KSOP” means the Happy Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions and the Happy Bancshares, Inc. Employee Stock Ownership/401(k) Trust.

(oo) “Lien” shall mean any mortgage, lien, pledge, charge, encumbrance, security interest, easement, encroachment or other similar encumbrance or claim.

(pp) “Losses” shall mean losses, liabilities, claims, damages and expenses (including reasonable attorneys’ fees and costs of investigation); provided, that the term “Losses” shall not include any special, punitive or exemplary damages, unless and to the extent such damages are actually paid or required to be paid to a third party.

(qq) “Material Adverse Change” or “Material Adverse Effect” shall mean, with respect to HOMB, Centennial and their Subsidiaries, on the one hand, or Happy and its Subsidiaries on the other, any event, change, effect or development that (i) has a material and adverse effect on the condition (financial or otherwise), results of operations or business of Happy and its Subsidiaries, taken as a whole, or HOMB, Centennial and their Subsidiaries, taken as a whole, as the case may be, or (ii) materially impairs the ability of Happy, on the one hand, or HOMB, on the other, as the case may be, to perform its obligations under this Agreement or otherwise materially impede or delay the consummation of the transactions contemplated by this Agreement or constitutes, with respect to Happy or any of its Subsidiaries or HOMB, Centennial or any of their Subsidiaries, a Specified Regulatory Action; provided, however, that in the case of clause (i) only, a “Material Adverse Change” or “Material Adverse Effect” shall not be deemed to include events, changes, effects or developments resulting from or arising out of (A) changes after the date of this Agreement in GAAP or regulatory accounting requirements or principles (so long as Happy and its Subsidiaries, on the one hand, or HOMB and its Subsidiaries, on the other, as the case may be, are not materially disproportionately affected thereby), (B) changes after the date of this Agreement in laws, rules or regulations of general applicability to banking organizations (so long as Happy and its Subsidiaries, on the one hand, or HOMB and its Subsidiaries, on the other, as the case may be, are not materially disproportionately affected thereby), (C) changes after the date of this Agreement in global, national or regional political conditions or general economic or market conditions, including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in U.S. or foreign securities markets (so long as Happy and its Subsidiaries, on the one hand, or HOMB and its Subsidiaries, on the other, as the case may be, are not materially disproportionately affected thereby), (D) a decline in the trading price of a party’s common stock or a failure, in and of itself, to meet earnings projections, but not, in either case, including any underlying causes thereof; (E) the impact of the public disclosure, pendency or performance of this Agreement or the transactions contemplated hereby including the impact of the transactions contemplated by this Agreement on relationships with customers and employees, (F) any natural disaster, outbreak or escalation of hostilities, declared or undeclared acts or war or terrorism, or any escalation or worsening thereof, whether or not occurring or commenced before or after the date of this Agreement, and (G) with respect to Happy and its Subsidiaries, actions taken or omitted to be taken with the prior written consent of HOMB or required by this Agreement, or with respect to HOMB and its Subsidiaries, actions taken or omitted to be taken with the prior written consent of Happy or required by this Agreement, as the case may be.

(rr) “Nasdaq” shall mean The Nasdaq Stock Market LLC.

(ss) “Order” shall mean any writ, judgment, injunction, determination, consent, order, decree, stipulation, award or executive order of or by any Governmental Authority applicable to HOMB, Happy or an Affiliate thereof, as the case may be.

(tt) “Per Share Merger Consideration Value” shall mean the product of the HOMB Share Average Closing Price multiplied by 2.17.

(uu) “Permit” shall mean any permit, license, registration, authorization, certificate or approval of or from any Governmental Authority or any Order.

(vv) “Permitted Lien” shall mean (i) Liens for current Taxes not yet due and payable or the validity of which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP in the financial statements, and (ii) other Liens and imperfections of title that do not materially detract from the current value of the property subject thereto or materially interfere with the current use by Happy or HOMB, as the case may be, of the property subject thereto.

(ww) “Person” shall mean any natural person, bank, corporation, association, partnership, limited liability company, organization, business, firm, trust, joint venture, unincorporated organization or any other entity or organization, including a Governmental Authority.

(xx) “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

(yy) “Proxy Statement/Prospectus” shall mean the prospectus in connection with the issuance of shares of HOMB Common Stock to the Happy Shareholders pursuant to the Merger, and the joint proxy statement of Happy and HOMB, relating to the Happy Shareholder Approval and the HOMB Shareholder Approval, including any amendments or supplements thereto.

(zz) “Registration Statement” shall mean the registration statement on Form S-4 to register the HOMB Common Stock to be issued pursuant to Section 2.8, including any amendments or supplements thereto.

(aaa) “Regulatory Approval” shall mean the following approvals of, or actions taken with respect to, any Regulatory Agency or Governmental Authority that is required to consummate the transactions contemplated hereby: (i) the filing of applications, filings and notices, as applicable, with Nasdaq, (ii) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (“BHC Act”) and approval of such applications, filings and notices, (iii) the filing of applications, filings and notices, as applicable, with the FDIC, the ASBD and the TDB in connection with the Merger, and approval of such applications, filings and notices, (iv) the filing with the SEC of the Proxy Statement/Prospectus and the filing with the SEC of the Registration Statement and the declaration of effectiveness of the Registration Statement by the SEC , (v) the filing of the Articles of Merger with the Texas Secretary pursuant to the TBOC and the Arkansas Secretary pursuant to the ABCA, and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of HOMB Common Stock pursuant to this Agreement and the approval of the listing of such HOMB Common Stock on Nasdaq.

(bbb) “Related Party” shall mean: (a) any Person that serves as a director or executive officer of Happy or HOMB, as the case may be, or any of its Subsidiaries as of the date of this Agreement, (b) any Person controlled by a Person described in (a) above (other than Happy or HOMB, as the case may be, or its Subsidiaries), (c) any trust of which a Person described in (a) above is grantor, and (d) any member of the Immediate Family of any Person described in (a) above. For purposes of this definition, the “Immediate Family” of an individual means (x) the individual’s spouse, and (y) the individual’s parents, brothers, sisters and children; and “control” of a specified Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through ownership of voting securities, by contract, agency or otherwise.

(ccc) “Representatives” shall mean, with respect to any Person, such Person’s directors, managers, officers, employees, agents, consultants, advisors or other representatives, including, without limitation, legal counsel, accountants and financial advisors.

(ddd) “SEC” shall mean the United States Securities and Exchange Commission or any successor thereof.

(eee) “Securities Act” shall mean the Securities Act of 1933, as amended.

(fff) “Specified Regulatory Action” means, with respect to Happy and any of its Subsidiaries, the imposition by any Happy Regulatory Agency or other Governmental Authority of a Happy Regulatory Agreement and with respect to HOMB, Centennial and any of their Subsidiaries, the imposition by any HOMB Regulatory Agency or other Governmental Authority of a HOMB Regulatory Agreement.

(ggg) “Subsidiary” and “Significant Subsidiary” shall have the meanings ascribed to them in Rule 1-02 of SEC Regulation S-X.

(hhh) “Superior Proposal” shall mean an unsolicited, bona fide written Acquisition Proposal made by a third person (or group of persons acting in concert within the meaning of Rule 13d-5 under the Exchange Act) which Happy’s Board of Directors determines in its good faith judgment to be more favorable, from a financial point of view to Happy’s Shareholders than the Merger and to be reasonably capable of being consummated on the terms proposed, after (i) consultation with its financial advisors and outside counsel and (ii) taking into account all relevant factors (including the likelihood of consummation of such transaction, and the anticipated timing of such consummation relative to the anticipated timing of the Merger, on the terms set forth therein; any proposed changes to this Agreement that may be proposed by HOMB in response to such Acquisition Proposal; and all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal

(including any expense reimbursement provisions and conditions to closing) and the Person or Persons making such proposal; provided, that for purposes of the definition of “Superior Proposal,” the reference to “20%” in the definitions of Acquisition Proposal shall be deemed to be references to “100%”.

(iii) “Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

(jjj) “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to any Tax, including any schedule or attachment thereto and including any amendment thereof.

(kkk) “TBOC” shall mean the Texas Business Organizations Code, as amended, codified at Tex. Bus. Orgs. Code Ann. §§ 1.001, et seq.

(lll) “TDB” shall mean the Texas Department of Banking.

(mmm) “Texas Finance Code” shall mean Tex. Fin. Code Ann. §§ 1.001, et seq.

(nnn) “Treasury Regulations” means the regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(ooo) “Trust Business” means the trusts, executorships, guardianships, conservatorships, and other representative or custodial capacities at Target Bank’s banking and trust offices, as applicable, including but not limited to such activities performed by its Happy Trust and GoldStar Trust Company divisions.

(ppp) “WARN ACT” shall mean the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

(qqq) “Well-Capitalized” shall mean “well-capitalized” as that term is defined in 12 C.F.R. 325.103.

1.2 Other Defined Terms. The following capitalized terms have the meanings in the Sections indicated below:

Defined Term	Section Reference
Acquisition Agreement	5.9(a)
Adverse Happy Recommendation Change	2.14(c)
Adverse HOMB Recommendation Change	2.16(b)
Agreement	First Paragraph
Appraisal Shares	2.12
Arkansas Articles of Merger	2.4(a)
Articles of Merger	2.4(a)
Audited Financial Statements	3.9(a)
BHC Act	1.1(aaa)
Book Entry Shares	2.9(b)
Centennial Certificates	First Paragraph 2.9(b)
Closing	2.3
Closing Date	2.3
Closing Date Plan Year	5.8(c)
Continuing Employee	5.8(a)
CRA	3.17
Disclosure Schedule	Article III

Defined Term	Section Reference
DOL	3.23(a)
Effective Time	2.4
Employment Payment	3.23(j)
Exchange Agent	2.9(a)
Exchange Agent Agreement	2.9(a)
Exchange Fund	2.9(a)
Excluded Shares	2.8(c)
Happy	First Paragraph
Happy Common Stock	2.8(a)
Happy Recommendation	2.14(a)
Happy Regulatory Agencies	3.5
Happy Regulatory Agreement	3.5
Happy Shareholder Approval	2.14(b)
Happy Shareholders	Recitals
Happy Shareholders’ Meeting	2.14(a)
Happy’s Financial Statements	3.9(a)
HOMB	First Paragraph
HOMB Board Recommendation	2.16(a)
HOMB Capitalization Date	4.6(a)
HOMB Disclosure Schedule	Article IV
HOMB Regulatory Agencies	4.5
HOMB Regulatory Agreement	4.5
HOMB SEC Filings	4.8
HOMB Shareholder Approval	2.16(a)
HOMB Shareholders’ Meeting	2.16(a)
HOMB’s Financial Statements	4.9(a)
Merger Consideration Premium Cap	2.8(a) 5.10(b)
Regulatory Agencies	4.5
Requisite HOMB Vote	2.16(a)
Second-Step Merger Surviving Corporation	Recitals 2.1(a)
Target Bank	First Paragraph
Termination Fee	7.3(a)
Voting and Support Agreement(s)	Recitals

1.3 Other Definitional Provisions.

(a) All terms defined in this Agreement shall have the meanings specified herein when used in any certificates or other documents made or delivered pursuant hereto or thereto, unless expressly stated otherwise therein or the context otherwise requires.

(b) Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c) As used herein, the neuter gender shall also denote the masculine and feminine, and the masculine gender shall also denote the neuter and feminine, where the context so permits.

(d) Any document shall include that document as amended, notated, supplemented or otherwise modified from time to time and includes all exhibits, appendices, schedules, attachments and supplements thereto.

(e) The words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation” whether or not such words appear.

(f) References to statutes shall include all amendments thereto, and any rules and regulations promulgated thereunder.

ARTICLE II

THE MERGER

2.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, (i) Happy shall merge with and into HOMB; (ii) the separate corporate existence of Happy will cease; and (iii) HOMB will continue its corporate existence as the surviving corporation in the Merger (hereinafter referred to for the period at and after the Effective Time as the “Surviving Corporation”).

(b) HOMB may at any time change the method of effecting the combination (including by providing for the merger of Happy with a wholly-owned Subsidiary of HOMB) if and to the extent requested by HOMB, and Happy agrees to enter into such amendments to this Agreement as HOMB may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement or (ii) adversely affect the Tax treatment of the Merger with respect to the Happy Shareholders.

2.2 Second-Step Merger. As soon as reasonably practicable following the Effective Time, Target Bank shall be merged with and into Centennial in the Second-Step Merger, in accordance with the provisions of applicable federal and state banking laws and regulations. Centennial shall be the surviving bank in the Second-Step Merger and shall continue its existence under the laws of the State of Arkansas, and the separate corporate existence of Target Bank shall cease as the effective time of the Second-Step Merger. On and after the effective time of the Second-Step Merger, the Second-Step Merger shall have the effects as set forth under applicable federal and state banking laws and regulations. HOMB and Happy, as the sole shareholders of Centennial and Target Bank, respectively, have approved a separate merger agreement (the “Bank Plan of Merger”) in a form complying with the requirements of applicable state and federal banking laws and regulations and shall have caused the Bank Plan of Merger to be executed and delivered by Centennial and Target Bank within ten (10) Business Days of the date of this Agreement. The Bank Merger may be abandoned at the election of HOMB at any time, whether before or after filings are made for regulatory approval of the Bank Merger, but if the Bank Merger is abandoned for any reason, Target Bank shall continue to operate under its name; provided, however, that prior to any such election, HOMB shall (a) reasonably consult with Happy and its regulatory counsel and (b) reasonably determine in good faith that such election will not, and would not reasonably be expected to, prevent, delay, or impair any party’s ability to consummate the Merger or the other transactions contemplated by this Agreement.

2.3 Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Central time, at the corporate headquarters of HOMB in Conway, Arkansas, or remotely by exchange of documents and signatures (or their electronic counterparts), on a date to be specified by the parties, which date shall be no later than five (5) Business Days after the satisfaction or, to the extent permitted hereunder, waiver of all conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time, place or date, or any or all, is agreed to in writing by the parties hereto. The date on which the Closing occurs is herein referred to as the “Closing Date”.

2.4 Effective Time.

(a) Subject to the terms and conditions of this Agreement, on the Closing Date, the Surviving Corporation shall file articles of merger complying with the requirements of the TBOC (the “Texas Articles of Merger”) with the Secretary of State of the State of Texas (the “Texas Secretary”) and articles of merger complying with the requirements of the ABCA (the “Arkansas Articles of Merger,” and together with the Texas Articles of Merger, the “Articles of Merger”) with the Secretary of State of the State of Arkansas (the “Arkansas Secretary”). The Merger shall become effective at such time as may be agreed by the parties and specified in the Articles of Merger in accordance with the relevant provisions of the TBOC and the ABCA (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

(b) In furtherance of the Second-Step Merger, HOMB shall cause to be filed with the Arkansas State Banking Board, and the TDB, in accordance with the ABCA, the Arkansas Banking Code, the TBOC, the Texas Finance Code and other applicable laws, articles of merger (“Bank Articles of Merger”) relating to the Second-Step Merger. The Second-Step Merger shall become effective as of the date and time specified in the Bank Articles of Merger and by the issuance of a Certificate of Merger by the Arkansas State Banking Board and the TDB.

2.5 Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the ABCA and the TBOC. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses, and authority of Happy and HOMB shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of Happy and HOMB shall become the debts, liabilities, obligations, restrictions, and duties of the Surviving Corporation.

2.6 Articles of Incorporation; Bylaws. The Articles of Incorporation of HOMB, as in effect immediately prior to the Effective Time, shall become and remain the Articles of Incorporation of the Surviving Corporation until amended in accordance with the respective terms thereof and applicable law. The Bylaws of HOMB, as in effect immediately prior to the Effective Time, shall become and remain the Bylaws of the Surviving Corporation until amended in accordance with the respective terms thereof and applicable law.

2.7 Directors and Officers of the Surviving Corporation. As of the Effective Time:

(a) The directors of the Surviving Corporation shall be the directors of HOMB immediately prior to the Effective Time and J. Pat Hickman shall be appointed following the Effective Time to serve as a director of the Surviving Corporation, each of whom shall serve as a director of the Surviving Corporation until his or her respective successor has been duly elected and qualified, or until his or her earlier death, resignation or removal in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

(b) The officers of the Surviving Corporation shall be the officers of HOMB immediately prior to the Effective Time, each of whom shall serve until his or her respective successor is duly appointed and qualified or his or her earlier death, resignation or removal from office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

2.8 Conversion of Securities. Subject to the other provisions of this Agreement, at the Effective Time, as a result of the Merger and without any action on the part of HOMB, Happy, or the holder of any capital stock of HOMB or Happy:

(a) Merger Consideration. Each share of the common stock of Happy, $1.00 par value (the “Happy Common Stock”), issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares and any Appraisal Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and shall thereafter represent the right to receive (subject to ARTICLE VII), without interest, that number of shares of HOMB Common Stock that equals the Exchange Ratio. For purposes of this Agreement, the “Merger Consideration” means the right to receive the consideration described in the preceding sentence pursuant to the Merger with respect to each issued and outstanding share of Happy Common Stock (excluding any Excluded Shares and any Appraisal Shares), together with any cash in lieu of fractional shares as specified in Section 2.9(d).

(b) Cancellation of Shares. Shares of Happy Common Stock, when converted in accordance with Section 2.8(a), shall cease to be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Certificate or Book Entry Share shall cease to have any rights with respect thereto, except the right to receive in respect of each share of Happy Common Stock previously represented thereby (i) the consideration set forth in Section 2.8(a), (ii) any dividends or other distributions to which the holder thereof becomes entitled in accordance with Section 2.9(c), and (iii) any cash to be paid in lieu of any fractional shares of HOMB Common Stock in accordance with Section 2.9(d), in each case without interest, and in each case to be issued or paid in consideration therefor upon the surrender of such Certificate or Book Entry Share in accordance with Section 2.9.

(c) Treasury Stock; Excluded Shares. All shares of Happy Common Stock held by Happy as treasury shares or otherwise, or by HOMB or by any wholly-owned Subsidiary of HOMB or Happy, immediately prior to the Effective Time (other than (i) shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (ii) shares held, directly or indirectly, by HOMB, Happy, or any wholly-owned Subsidiary of HOMB or Happy in respect of a debt previously contracted) shall automatically be cancelled and retired and will cease to exist as of the Effective Time, and no consideration shall be delivered or deliverable in exchange therefor (all such shares, the “Excluded Shares”).

(d) No Effect on HOMB Common Stock. Each share of HOMB Common Stock outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the consummation of the Merger.

2.9 Exchange of Happy Common Stock.

(a) Exchange Agent. At or promptly following the Closing, HOMB shall deposit, or shall cause to be deposited, with Computershare Trust Company, N.A. or such other exchange agent selected by HOMB (the “Exchange Agent”), for the benefit of the holders of shares of Happy Common Stock, for exchange in accordance with this ARTICLE II, through the Exchange Agent, sufficient HOMB Common Stock to make all deliveries of HOMB Common Stock as required by this ARTICLE II, including the Merger Consideration, and cash sufficient to make payments in lieu of fractional shares pursuant to Section 2.9(d), pursuant to an exchange agent agreement between HOMB and the Exchange Agent (the “Exchange Agent Agreement”) in a form reasonably acceptable to the parties hereto. In addition, HOMB agrees to make available to the Exchange Agent, from time to time after the Effective Time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.9(c). Any cash and HOMB Common Stock deposited with the Exchange Agent (including as payment for any dividends or other distributions in accordance with Section 2.9(c) and fractional shares in accordance with Section 2.9(d)) shall hereinafter be referred to collectively as the “Exchange Fund”. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of Happy Common Stock pursuant to this Agreement out of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by HOMB, provided that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of shares of Happy Common Stock. Any interest and other income resulting from such investments shall be paid to HOMB. Except as contemplated by this Agreement and the Exchange Agent Agreement, the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. HOMB shall cause the Exchange Agent to mail, within five (5) Business Days of the Effective Time, to each record holder, as of the Effective Time, of an outstanding Certificate or Book Entry Share that immediately prior to the Effective Time represented shares of Happy Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the shares of Happy Common Stock shall pass, only upon proper delivery of the corresponding certificates (the “Certificates”) representing such shares to the Exchange Agent or receipt by the Exchange Agent of an “agent’s message” with respect to non-certificated shares represented by book entry (“Book Entry Shares”), and shall be in customary form and have such other provisions as HOMB may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for the Merger Consideration payable in respect of the shares of Happy Common Stock represented thereby. Promptly after the Effective Time, upon surrender of Certificates or Book Entry Shares for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holders of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor, upon completion of the calculations required by Section 2.8, (A) shares of HOMB Common Stock representing, in the aggregate, the whole number of shares of HOMB Common Stock that such holder has the right to receive pursuant to Section 2.8 and (B) a check or wire of immediately available funds in an amount equal to the aggregate of (1) any dividends and other distributions pursuant to Section 2.9(c), plus (2) any cash payable in lieu of any fractional shares of HOMB Common Stock pursuant to Section 2.9(d). No interest shall be paid or accrued on any Merger Consideration. In the event of a transfer of ownership of shares of Happy Common Stock which is not registered in the transfer records of Happy, the Merger Consideration payable in respect of such shares of Happy Common Stock may be paid to a transferee if the Certificate representing such shares of Happy Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.

(c) Distributions with Respect to Unexchanged Happy Common Stock. No dividends or other distributions declared or made with respect to HOMB Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book Entry Share with respect to the HOMB Common Stock that such holder would be entitled to receive upon surrender of such Certificate or Book Entry Share and no cash payment in lieu of fractional shares of HOMB Common Stock shall be paid to any such holder until such holder shall surrender such Certificate or Book Entry Share in accordance with this Section 2.9. Subject to applicable Law, following surrender of any such Certificate or Book Entry Share, there shall be paid to such holder of HOMB Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional shares of HOMB Common Stock to which such holder is entitled pursuant to Section 2.9(d) and the amount of dividends or other distributions with a record date after the Effective Time and paid prior to such surrender with respect to such holder’s whole shares of HOMB Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such holder’s whole shares of HOMB Common Stock.

(d) Fractional Shares. No certificates or scrip representing fractional shares of HOMB Common Stock or book entry credit of the same shall be issued upon the surrender for exchange of Certificates or Book Entry Shares, no dividend or other distribution, stock split or interest shall relate to any such fractional share and such fractional share shall not entitle the owner thereof to vote or to have any rights as a holder of any HOMB Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Happy Common Stock exchanged in the Merger who would otherwise have been entitled to receive a fraction of a share of HOMB Common Stock (after taking into account all Certificates and Book Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount, rounded to the nearest whole cent, equal to the product of (i) the HOMB Share Average Closing Price, and (ii) the fraction of a share of HOMB Common Stock that such holder would otherwise be entitled to receive pursuant to Section 2.8 hereof (rounded to the nearest ten-thousandth when expressed in decimal form).

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Happy Common Stock after one hundred eighty (180) days following the Effective Time shall be delivered to HOMB upon demand and, from and after such delivery to HOMB, any former holders of Happy Common Stock (other than Appraisal Shares) who have not theretofore complied with this ARTICLE II shall thereafter look only to HOMB (subject to abandoned property, escheat, or other similar Laws), as general creditors thereof, for the Merger Consideration payable in respect of such shares of Happy Common Stock, in each case, without any interest thereon. Any amounts remaining unclaimed by holders of shares of Happy Common Stock two (2) years after the Effective Time (or such earlier date, immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Authority) shall, to the extent permitted by Applicable Law, thereupon become the property of HOMB free and clear of any Liens, claims or interest of any Person previously entitled thereto.

(f) No Liability. Neither Exchange Agent, HOMB nor any of HOMB’s Subsidiaries shall be liable to any holder of shares of Happy Common Stock for any shares of HOMB Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official or Governmental Authority in the reasonable belief that such delivery was required pursuant to any abandoned property, escheat or similar law.

(g) Lost Certificates. If any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed in form and substance acceptable to HOMB and, if required by HOMB, the posting by such Person of a bond, in such reasonable amount as HOMB may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen, or destroyed Certificate, the Merger Consideration payable in respect of the shares of Happy Common Stock represented by such Certificate.

(h) Withholding. Each of HOMB and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Happy Common Stock such amounts as HOMB or the Exchange Agent is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax law, with respect to the making of such payment. HOMB or the Exchange Agent, as the case may be, shall use commercially reasonable efforts to provide such holder of Happy Common Stock with written notice of any intended withholding at least five (5) Business Days before the making of any such payment pursuant to this Agreement, and shall cooperate in good faith with such holder of Happy Common Stock to obtain any available exception from, or reduction in, such withholding to the extent permitted under Applicable Law. To the extent that amounts are so withheld by HOMB or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Happy Common Stock in respect of whom such deduction and withholding was made by HOMB or the Exchange Agent, as the case may be.

(i) Book Entry. All shares of HOMB Common Stock to be issued in the Merger shall be issued in book entry form, without physical certificates.

2.10 Certain Adjustments. If, after the date of this Agreement and at or prior to the Effective Time, the outstanding shares of HOMB Common Stock or Happy Common Stock are changed into a different number of shares or type of securities by reason of any reclassification, recapitalization, split-up, stock split, subdivision, combination or exchange of shares, or any dividend payable in stock or other securities is declared thereon or rights issued in respect thereof with a record date within such period, or any similar event occurs, the Exchange Ratio will be adjusted accordingly to provide to the holders thereof the same economic effect as contemplated by this Agreement prior to such adjustment event.

2.11 Transfer Books; No Further Ownership Rights in Happy Common Stock. At the Closing Date, the stock transfer books of Happy shall be closed and thereafter there shall be no further registration of transfers of shares of Happy Common Stock on the records of Happy, except for the cancellation of such shares in connection with the Merger. From and after the Effective Time, the holders of Certificates or Book Entry Shares that evidenced ownership of shares of Happy Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, bona fide Certificates or Book Entry Shares are presented to HOMB for any reason, they shall be cancelled and exchanged as provided in this ARTICLE II.

2.12 Appraisal Rights. Notwithstanding any other provision of this Agreement to the contrary, shares of Happy Common Stock that are outstanding immediately prior to the Effective Time and with respect to which the shareholders thereof who are entitled to demand and have properly demanded the fair value of such shares in accordance with Sections 10.351 to 10.368 of the TBOC and which shareholders have not voted in favor of the Merger and otherwise complied with the applicable provisions of the TBOC in all respects (collectively, the “Appraisal Shares”) shall not be converted into or represent the right to receive the Merger Consideration. Such shareholders instead shall be entitled to receive payment of the fair value of such shares held by them in accordance with the provisions of Sections 10.351 to 10.368 of the TBOC, except that all Appraisal Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting shareholders under the TBOC shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration pursuant to Section 2.8. Happy shall give HOMB (i) prompt notice of any written demands for payment of fair value of any shares of Happy Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the TBOC and received by Happy relating to shareholders’ appraisal rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under the TBOC consistent with the obligations of Happy thereunder. Happy shall not, except with the prior written consent of HOMB, (x) make any payment with respect to such demand, (y) offer to settle or settle any demand for payment of fair value or (z) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the TBOC.

2.13 Proxy and Registration Statement. HOMB shall prepare the Registration Statement on Form S-4 or other applicable form, which HOMB shall file with the SEC as promptly as reasonably practicable following the date of this Agreement, but no later than 30 days after the date of this Agreement, and will include the Proxy Statement/Prospectus; provided, however, that any delay in filing the Registration Statement within such time period attributable in whole or in part to Happy’s delay in furnishing information required to be included therein shall not be deemed a breach by HOMB of this Section 2.13. HOMB shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. HOMB will cause the Proxy Statement/Prospectus to be filed with the SEC and mailed to the shareholders of HOMB as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act. HOMB shall also take any action required to be taken under any applicable state securities laws in connection with the issuance of HOMB Common Stock in the Merger, and Happy shall furnish all information concerning Happy and the holders of Happy Common Stock, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. If at any time prior to the Effective Time any information relating to HOMB or Happy, or any of their respective affiliates, officers or directors, is discovered by HOMB or Happy which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to Happy Shareholders and shareholders of HOMB.

2.14 Happy Shareholders’ Meeting.

(a) Happy shall take all action necessary in accordance with applicable laws and Happy’s current articles of incorporation and bylaws to duly give notice of, convene and hold a meeting of its shareholders (the “Happy Shareholders’ Meeting”), to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, for the purpose of obtaining the approval by Happy Shareholders of this Agreement. The board of directors of Happy has resolved to recommend to Happy Shareholders that they approve this Agreement and Happy shall, acting through its board of directors, (x) recommend that Happy Shareholders approve this Agreement (the “Happy Recommendation”), (y) include the Happy Recommendation in the Proxy Statement/Prospectus, and (z) use all reasonable best efforts to solicit from Happy Shareholders proxies in favor of the approval of this Agreement and any other matters to be voted on at the Happy Shareholders’ Meeting related to this Agreement, including by communicating to Happy Shareholders the recommendation of the board of directors of Happy that they approve this Agreement, and to take all other action necessary or advisable to secure the vote or consent of Happy Shareholders required by Applicable Law to obtain such approvals, except to the extent Happy’s board of directors has withdrawn the Happy Recommendation in accordance with the terms of this Agreement. Happy agrees that it has an unqualified obligation to submit this Agreement to Happy Shareholders at the Happy Shareholders’ Meeting, including after any withdrawal of the Happy Recommendation.

(b) If on the date of the Happy Shareholders’ Meeting, Happy has not received proxies representing a sufficient number of shares of Happy Common Stock to obtain the Happy Shareholder Approval (as defined below), Happy shall adjourn the Happy Shareholders’ Meeting until such date as shall be mutually agreed upon by Happy and HOMB, which date shall not be less than five (5) calendar days nor more than ten (10) calendar days after the date of adjournment, and subject to the terms and conditions of this Agreement shall continue to use all reasonable best efforts, together with its proxy solicitor, to assist in the solicitation of proxies from shareholders relating to the Happy Shareholder Approval; provided, however, Happy shall only be required to adjourn, delay or postpone the Happy Shareholders’ Meeting as described above once. For purposes of this Agreement, “Happy Shareholder Approval” shall mean the affirmative vote of two-thirds of the votes entitled to vote and represented in person or by proxy at the Happy Shareholders’ Meeting or such other number of affirmative votes as may be required by Happy’s governing documents and Applicable Law.

(c) Neither Happy’s Board of Directors nor any committee thereof shall (x) except as expressly permitted by this Section 2.14, withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to HOMB or any of HOMB’s Subsidiaries, the Happy Recommendation (an “Adverse Happy Recommendation Change”) or (y) approve or recommend, or propose to approve or recommend, any Acquisition Proposal. Notwithstanding the foregoing, Happy’s board of directors may submit this Agreement to its shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the board of directors of Happy may communicate the basis for its lack of a recommendation to the shareholders in the Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent required by law, if and only if:

(i) Happy’s board of directors determines in good faith, after consultation with its outside legal counsel and independent financial advisor, that it has received an unsolicited bona fide Acquisition Proposal (that did not result from a breach of Section 5.9) that is a Superior Proposal and such Superior Proposal has not been withdrawn;

(ii) Happy’s board of directors determines in good faith, after consultation with such outside legal counsel, that a failure to accept such Superior Proposal would result in Happy’s board of directors breaching its fiduciary duties to Happy and Happy Shareholders under Applicable Law;

(iii) Happy’s board of directors provides written notice (a “Notice of Happy Recommendation Change”) to HOMB of its receipt of the Superior Proposal and its intent to withdraw the Happy Recommendation on the fifth (5th) Business Day following delivery of such notice, which notice shall specify in reasonable detail the material terms and conditions of the Superior Proposal (it being understood that any amendment (and each successive amendment) to any term of such Acquisition Proposal shall require a new Notice of Recommendation Change, except that, in each such case, the five (5) Business Day period referred to in this clause (iii) and in clauses (iv) and (v) shall be reduced to three (3) Business Days following the giving of each such new Notice of Recommendation Change);

(iv) after providing such Notice of Recommendation Change, Happy shall negotiate in good faith with HOMB (if requested by HOMB) and provide HOMB reasonable opportunity during the subsequent five (5) (or three (3), as applicable) Business Day period(s) to make such adjustments in the terms and conditions of this Agreement as would enable Happy’s board of directors to proceed with the Happy Recommendation; and

(v) Happy’s board of directors, following the final such five (5) (or three (3), as applicable) Business Day period, again determines in good faith, after consultation with such outside legal counsel and such independent financial advisor, that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would violate their fiduciary duties to Happy and the Happy Shareholders under Applicable Law.

2.15 Happy Stock Options and Stock Appreciation Rights.

(a) Each Happy Stock Option outstanding at the Effective Time, whether or not then exercisable, shall fully vest and immediately be cancelled and converted into the right to receive that number of whole shares of HOMB Common Stock (determined using the HOMB Share Average Closing Price, together with any cash in lieu of fractional shares) having a value equal to the product of (i) the number of shares of Happy Common Stock subject to the Happy Stock Option, multiplied by (ii) the excess, if any, of (A) the Per Share Merger Consideration Value over (B) the per share exercise price for the applicable Happy Stock Option, less applicable Taxes required to be withheld with respect to such payment. Any Happy Stock Option that has a per share exercise price that is greater than or equal to Per Share Merger Consideration Value shall be cancelled for no consideration. Any shares of Happy Common Stock issued upon such exercise between the date of the Agreement and the Effective Time shall be converted at the Effective Time into a right to receive the Merger Consideration, subject to appraisal rights under Applicable Law.

(b) Each share of Happy Bancshares, Inc. Restricted Stock outstanding at the Effective Time shall fully vest and be converted into the right to receive the Merger Consideration.

(c) Each Happy Stock Appreciation Right outstanding at the Effective Time, whether or not then exercisable, shall fully vest and immediately be cancelled and only entitle the holder thereof to receive an amount in cash, without interest, equal to the product of (i) the number of shares of Happy Common Stock subject to the Happy Stock Appreciation Right, multiplied by (ii) the excess, if any, of (A) the Per Share Merger Consideration Value over (B) the per share grant price for the applicable Happy Stock Appreciation Right, less applicable Taxes required to be withheld with respect to such payment. HOMB shall pay such cash amount to the holder of each such Happy Stock Appreciation Right promptly after the Effective Time. Any Stock Appreciation Right that has a per share grant price that is greater than or equal to Per Share Merger Consideration Value shall be cancelled for no consideration.

2.16 HOMB Shareholders’ Meeting.

(a) HOMB shall take all action necessary in accordance with applicable laws and HOMB’s current Articles of Incorporation and Bylaws to duly give notice of, convene and hold a meeting of its shareholders (the “HOMB Shareholders’ Meeting”), to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, for the purpose of obtaining the approval by HOMB shareholders of this Agreement, approval of the issuance of HOMB Common Stock in connection with the Merger for purposes of Nasdaq Listing Rule 5635 and Arkansas Law and any other matters required to be approved by HOMB’s shareholders in order to carry out the transactions contemplated by this Agreement (the “Requisite HOMB Vote”). HOMB shall, acting through its board of directors, (i) recommend that the HOMB shareholders approve this Agreement and approve the issuance of HOMB Common Stock in connection with the Merger for purposes of Nasdaq Listing Rule 5635 and Arkansas Law (the “HOMB Board Recommendation”), (ii) include in the Proxy Statement/Prospectus the HOMB Board Recommendation and (iii) use all reasonable best efforts to obtain from its shareholders the HOMB Shareholder Approval with respect to the approval of the matters to be voted on at the HOMB Shareholders’ Meeting. For purposes of this Agreement, “HOMB Shareholder Approval” shall mean the affirmative vote of a majority of all the votes entitled to be cast by holders of outstanding HOMB Common Stock.

(b) Nothing contained in this Agreement shall be deemed to relieve HOMB of its obligation to submit this Agreement to its shareholders to a vote. Neither HOMB’s board of directors nor any committee thereof shall except as expressly permitted by this Section 2.16, withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Happy or any of Happy’s Subsidiaries, the HOMB Board Recommendation (an “Adverse HOMB Recommendation Change”). Notwithstanding the foregoing, prior to receipt of the Requisite HOMB Vote, the board of directors of HOMB, after consultation with its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to make the HOMB Board Recommendation to its shareholders, HOMB and its Board of Directors may submit this Agreement and the transactions contemplated hereby to its shareholders without recommendation or otherwise make an Adverse HOMB Recommendation Change (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the HOMB and its board of directors, may communicate the basis for its Adverse HOMB Recommendation Change to its shareholders in the Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent required by law; provided, that neither HOMB nor its board of directors may take any actions under this sentence unless (i) it gives Happy at least five (5) Business Days prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action, (ii) during such notice period HOMB and its board of directors and its representatives negotiate in good faith with Happy and its representatives any amendment or modification to this Agreement proposed by such other party and (iii) at the end of such notice period, the HOMB’s board of directors takes into account any amendment or modification to this Agreement proposed in writing by the other party prior to the expiration of such notice period, and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless continue to be more likely than not to result in a violation of its fiduciary duties under applicable law to continue to make the HOMB Board Recommendation.

(c) If on the date of the HOMB Shareholders’ Meeting, HOMB has not received proxies representing a sufficient number of shares of HOMB Common Stock to obtain the HOMB Shareholder Approval, HOMB shall adjourn the HOMB Shareholders’ Meeting until such date as shall be mutually agreed upon by Happy and HOMB, which date shall not be less than five (5) calendar days nor more than ten (10) calendar days after the date of adjournment, and subject to the terms and conditions of this Agreement shall continue to use all reasonable best efforts, together with its proxy solicitor, to assist in the solicitation of proxies from shareholders relating to the HOMB Shareholder Approval; provided, however, that HOMB shall only be required to adjourn, delay or postpone the HOMB Shareholders’ Meeting as described above once.

2.17 Closing Deliveries by Happy. At the Closing, Happy and Target Bank shall deliver or cause to be delivered to HOMB:

(a) a certificate of the Secretary of Happy, dated as of the Closing Date, certifying to: (i) the Governing Documents of Happy; (ii) resolutions of the board of directors of Happy approving the Merger and the execution, delivery and performance of this Agreement; (iii) incumbency and signatures of the officers of Happy executing this Agreement and any other certificate or document delivered by Happy in connection with this Agreement; and (iv) action by Happy Shareholders holding the requisite voting power under its Governing Documents and Applicable Law approving the Merger and the execution, delivery and performance of this Agreement;

(b) certificates of Happy and Target Bank, dated as of the Closing Date and signed by a duly authorized officer of Happy or Target Bank, as the case may be, certifying that each of the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied;

(c) a statement from Happy, dated as of the Closing Date, pursuant to Sections 1.897-2(h) and 1.1445-2(c)(3) of the Treasury Regulations, certifying that interests in Happy are not “U.S. real property interests” and that Happy is not a “U.S. real property holding corporation,” together with a notice to the IRS in accordance with Treasury Regulations Section 1.897-2(h)(2), provided that HOMB’s sole remedy for any failure of Happy to deliver such statement and notice shall be to withhold in accordance with Section 2.9(h) from the consideration payable pursuant to this Agreement;

(d) resignations effective as of the Effective Time of the officers and directors of Happy and Target Bank; and

(e) such other documents as HOMB reasonably deems necessary or appropriate to consummate the transactions contemplated by this Agreement.

2.18 Closing Deliveries by HOMB. At the Closing, HOMB and Centennial shall deliver or cause to be delivered to Happy:

(a) evidence reasonably satisfactory to Happy of the issuance and payment of the Merger Consideration to the Exchange Agent;

(b) a certificate of the Secretary of HOMB, dated as of the Closing Date, certifying the: (i) Governing Documents of HOMB; (ii) resolutions of the board of directors of HOMB approving the Merger and the execution, delivery and performance of this Agreement; (iii) incumbency and signatures of the officers of HOMB executing this Agreement and any other certificate or document delivered by HOMB in connection with this Agreement; and (iv) receipt of the Requisite HOMB Vote;

(c) certificates of HOMB and Centennial, dated as of the Closing Date and signed by a duly authorized officer of HOMB or Centennial, as the case may be, that each of the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied; and

(d) such other documents as Happy reasonably deems necessary or appropriate to consummate the transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF HAPPY

Except as disclosed in the disclosure schedule delivered by Happy to HOMB concurrently herewith (the “Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Happy that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on Happy, and (c) any disclosures made with respect to a Section of ARTICLE III shall be deemed to qualify (1) any other Section of ARTICLE III specifically referenced or cross-referenced and (2) other Sections of ARTICLE III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other Sections, Happy and Target Bank hereby represent and warrant to HOMB as follows:

3.1 Organization.

(a) Happy is a Texas corporation (i) duly organized, validly existing and in good standing under the laws of the State of Texas, (ii) with all requisite power and authority to own, lease, and operate its assets and to carry on its business as presently conducted, and (iii) duly qualified or licensed and in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its activities or the character of the assets and properties it owns, leases, or operates make such qualification or license necessary, except in such cases where the lack of said qualification or license has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Happy. True, complete and correct copies of the Governing Documents of Happy, as in effect as of the date of this Agreement, have previously been made available to the HOMB. Happy is not in violation of any of the provisions of its Governing Documents.

(b) Each Subsidiary of Happy that is set forth on Section 3.1(c) of the Disclosure Schedule is (i) duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization, or formation, as applicable, (ii) with all requisite power and authority to own, lease, and operate its assets and to carry on its business as presently conducted, and (iii) duly qualified or licensed and in good standing in each jurisdiction in which the nature of its activities or the character of the assets and properties it owns, leases, or operates make such qualification or license necessary, except in such cases where the lack of said qualification or license has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Happy. True, complete and correct copies of the Governing Documents of each Subsidiary of Happy, as in effect as of the date of this Agreement, have previously been made available to the HOMB. No Subsidiary of Happy is in violation of any of the provisions of its respective Governing Documents.

(c) Section 3.1(c) of the Disclosure Schedule sets forth a true and complete list of each Subsidiary of Happy, its place of formation and the percentage ownership of such Subsidiary owned by Happy. Other than as set forth on Section 3.1(c) of the Disclosure Schedule, there are no corporations, partnerships, limited liability companies, associations or other entities in which Happy owns, directly or indirectly, any equity or other interest. All outstanding shares or ownership interests of Happy’s Subsidiaries are validly issued, fully paid and nonassessable and owned by Happy free and clear of any Liens, including any restrictions on the right to vote, sell, or otherwise dispose of such shares or ownership interests, except for Permitted Liens.

3.2 Authority; Binding Nature.

(a) Happy has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by Happy of this Agreement and the consummation by Happy of the transactions contemplated by this Agreement have been duly and validly approved by the board of directors of Happy. Subject to the Happy Shareholders’ approval as contemplated by Sections 2.13 and 6.2(c), no other corporate proceedings on the part of Happy are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Happy and constitutes (in each case assuming due authorization, execution and delivery by HOMB and Centennial, as applicable) the legal, valid and binding obligations of Happy enforceable against Happy in accordance with its terms, except as such enforceability may be limited by applicable laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator or receiver, bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting creditors’ rights and remedies generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b) Happy has taken all reasonable actions by it in order to exempt this Agreement and the transactions contemplated hereby from the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “anti-greenmail,” “business combination” or other antitakeover Laws of the State of Texas to the extent such antitakeover Laws are applicable to the transactions contemplated by this Agreement. Happy has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and the transactions contemplated hereby do comply with, the requirements of any provisions of its Governing Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

3.3 No Conflicts. The execution, delivery and performance of this Agreement by Happy and the consummation of the transactions contemplated hereby by Happy and its Subsidiaries, including the Merger, do not and will not (a) conflict with, or result in a breach or violation of or default under, any terms or conditions of the Governing Documents of Happy or any of its Subsidiaries, or (b) assuming that the consents and approvals referred to in Section 3.4 hereof are duly obtained, (x) conflict with or violate in any material respect any Applicable Law as to Happy or any of its Subsidiaries, (y) result in any material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation pursuant to, any Happy Material Contract, or (z) result in the creation or imposition of any Lien on any of the assets of Happy or its Subsidiaries.

3.4 Consents and Approvals. Other than (i) the Regulatory Approvals, (ii) the approval by Happy Shareholders of the Merger and the execution, delivery and performance of this Agreement, and (iii) such other filings, authorizations, consents, notices or approvals as may be set forth on Section 3.4 of the Disclosure Schedule, no consents, approvals, authorizations or other actions by, or filings with or notifications to, any Person or any Governmental Authority on the part of Happy or any of its Subsidiaries are required in connection with the execution, delivery and performance by Happy of this Agreement and the consummation of the transactions contemplated hereby.

3.5 Regulatory Matters. Happy and each of its Subsidiaries has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2021 with, as applicable, (i) the Federal Reserve Board; (ii) the FDIC; (iii) the TDB and any predecessor agency; (iv) any other applicable bank regulatory agencies (collectively, “Happy Regulatory Agencies”) and (v) any other applicable Governmental Authority and have paid all applicable fees, premiums and assessments due and payable thereto. Each such report, registration and statement, including financial statements, exhibits and schedules thereto, complied, in all material respects, with Applicable Law. Since January 1, 2021, neither Happy nor any of its Subsidiaries is subject to any cease-and-desist or other formal or informal order or enforcement action issued by, or is a party to any written agreement, consent agreement, operating agreement or memorandum of understanding with, or is a party to any commitment letter, regulatory directive or similar undertaking with, or is subject to any capital directive by, or has been ordered to pay any civil money penalty by or at the request of, any Happy Regulatory Agency or other Governmental Authority of any kind or has adopted any board resolutions at the request or suggestion of any Happy Regulatory Agency or other Governmental Authority that currently restricts in any material respect the conduct of its business, imposes any material requirements or procedures, relates to its credit or risk management policies or activities pursuant to such credit or risk management policies, including Anti-money Laundering and Bank Secrecy Act requirements or in any material manner relates to its capital adequacy, its ability to pay dividends or its management (each, a “Happy Regulatory Agreement”), nor has Happy or any of its Subsidiaries been advised since January 1, 2021 by any Happy Regulatory Agency or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Happy Regulatory Agreement. Except as set forth on Section 3.5 of the Disclosure Schedule, there is no material unresolved written violation, criticism, comment or exception by any Happy Regulatory Agency or other Governmental Authority relating to Happy or any of its Subsidiaries, and Happy is not aware of any reason why all required Regulatory Approvals would not be received on a timely basis without undue delay and without the imposition of any Materially Burdensome Regulatory Condition as described in the proviso to Section 5.3(a)(i). Except for normal examinations conducted by Governmental Authorities in the regular course of business, no Governmental Authority has initiated any investigation or proceeding into the business or operations of Happy since January 1, 2021.

3.6 Capitalization.

(a) The authorized capital stock of Happy consists only of (i) 50,000,000 shares of Happy Common Stock, $1.00 par value, of which 19,412,518 are issued and outstanding as of the date of this Agreement (which number includes all unvested Happy Restricted Stock), and (ii) 5,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding as of the date of this Agreement. The above issued and outstanding shares of Happy Common Stock constitute all of the issued and outstanding capital stock of Happy as of the date of this Agreement, and have been duly authorized, validly issued, and are fully paid and nonassessable. None of the shares of Happy Common Stock have been issued or disposed of in violation of any preemptive rights of any Person. As of the date of this Agreement, 448,211 Happy Stock Options were outstanding. Happy has furnished or otherwise made available to HOMB a true, complete copy of the Happy Incentive Plans, and Section 3.6(a) of the Disclosure Schedule sets forth a complete and correct list of all holders of Happy Stock Options, Happy Restricted Stock and Happy Stock Appreciation Rights outstanding under the Happy Incentive Plans as of the date hereof identifying the number of shares of Happy Common Stock subject to awards of Happy Stock Options, Happy Restricted Stock and Happy Stock Appreciation Rights held by each holder thereof, the exercise or grant price or prices of such Happy Stock Options or Happy Stock Appreciation Rights, and the date on which each award of Happy Stock Option, Happy Restricted Stock or Happy Stock Appreciation Right was granted, vests or becomes exercisable (as applicable), and expires (if applicable). Except as disclosed in Section 3.6(a) of the Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Happy or any of its Subsidiaries are issued or outstanding.

(b) Except as disclosed in Section 3.6(b) of the Disclosure Schedule, there are no outstanding (i) rights, plans, options, warrants, calls, conversion rights or any agreements, arrangements or commitments of any kind or character (either firm or conditional) obligating Happy or any of its Affiliates to issue, deliver or sell, or cause to be delivered or sold, any capital stock of Happy or its Subsidiaries, or any securities exchangeable for or convertible into the capital stock of Happy or its Subsidiaries, (ii) contractual obligations of Happy or any of its Affiliates, or rights of a Person, to repurchase, redeem or otherwise acquire any shares of capital stock of Happy or its Subsidiaries, or (iii) proxies, voting agreements (except for the Voting and Support Agreements), voting trusts, preemptive rights, rights of first refusal, rights of first offer, rights of co-sale or tag-along rights, shareholder agreements or other rights, understandings or arrangements regarding the voting or disposition of the shares of Happy Common Stock or capital stock of its Subsidiaries. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the holders of capital stock may vote have been issued by Happy or any of its Subsidiaries and are outstanding. As of the date of this Agreement, the total amount payable upon exercise of all of the Happy Stock Appreciation Rights outstanding is, in all material respects, equal to or less than the amount accrued therefor on Happy’s Interim Financial Statements; provided, that the Happy Stock Appreciation Rights are exercised in accordance with the past practices of Happy.

(c) No Subsidiary of Happy owns any capital stock of Happy except for shares held in a fiduciary capacity or in respect of a debt previously contracted.

3.7 Deposits. The deposit accounts of Target Bank are insured by the FDIC to the fullest extent permitted by Applicable Law, and all premiums and assessments required to be paid in connection therewith have been duly, timely and fully paid. No proceedings for the revocation or termination of such deposit insurance are pending or, to Happy’s Knowledge, threatened.

3.8 Stock Issuances and Repurchases. All shares of Happy Common Stock have been issued in compliance with all applicable federal and state securities laws and regulations or exemptions therefrom. All repurchases of Happy Common Stock have been conducted in accordance with Happy’s Governing Documents, the Texas Business Organizations Code and applicable federal and state securities laws and regulations. All issuances and repurchases of Happy Common Stock have been issued in material compliance with all federal and state securities laws.

3.9 Financial Statements.

(a) Section 3.9 of the Disclosure Schedule contains true and complete copies of the audited consolidated financial statements of Happy and its Subsidiaries for the year ended December 31, 2020 (the “Audited Financial Statements”), the unaudited consolidated financial statements of Happy and its Subsidiaries for the six (6) months ended June 30, 2021 and the unaudited financial statements of Happy and Target Bank for the eight (8) months ended August 31, 2021 (the “Interim Financial Statements” and, together with the Audited Financial Statements, “Happy’s Financial Statements”). Happy’s Financial Statements (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Happy and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Happy and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of the Interim Financial Statements to recurring year-end audit adjustments normal in nature and amount and subject to the fact that the eight (8) months of financials ended August 31, 2021 are not consolidated and are for Happy and Target Bank only), (iii) complied as to form, in all material respects, with applicable accounting requirements and with the published rules and regulations of the Federal Reserve with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. As of the date hereof, the books and records of Happy and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, BKD, LLP has not resigned (or informed Happy that it intends to resign) or been dismissed as independent public accountants of Happy as a result of or in connection with any disagreements with Happy on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither Happy nor any of its Subsidiaries has incurred any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due) in any material respect, except for (i) those liabilities or obligations that are reflected or reserved against on the consolidated balance sheet of the Audited Financial Statements for the year ended on the Balance Sheet Date (including any notes thereto), (ii) liabilities or obligations incurred in the ordinary course of business consistent in nature and amount with past practice since the Balance Sheet Date and shown on the consolidated balance sheet of the Interim Financial Statements, or (iii) liabilities or obligations incurred in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Happy and its Subsidiaries are in all material respects recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Happy or its Subsidiaries or accountants (including all means of access thereto and therefrom). Happy (x) has implemented and maintains disclosure controls and procedures to ensure that material information relating to Happy, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Happy by others within those entities as appropriate, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Happy’s outside auditors and the audit committee of Happy’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Happy’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Happy’s internal controls over financial reporting.

3.10 Ordinary Course; Lack of Material Adverse Change. Except as listed on Section 3.10 of the Disclosure Schedule, from the Balance Sheet Date, except as otherwise specifically provided by this Agreement, Happy and its Subsidiaries have operated in all material respects in the ordinary course of business consistent with past practice, and there has not been (i) any Material Adverse Change in Happy; (ii) any fact, effect, event, change occurrence or circumstance that would reasonably be expected to have a Material Adverse Change in Happy or (iii) action taken by Happy or any of its Subsidiaries during the period from the Balance Sheet Date through the date of this Agreement that would have required HOMB’s consent if Happy had been subject to Section 5.1 hereof at such time.

3.11 Reorganization. Neither Happy nor any of its Subsidiaries has taken any action, nor are they aware of any fact or circumstance, that would reasonably be expected to prevent the Merger or the Second-Step Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.12 Taxes.

(a) (i) All income and other material Tax Returns that were or are required to be filed on or before the Closing Date by Happy or its Subsidiaries have been or will be timely filed on or before the Closing Date, and all such Tax Returns are or will be true, correct and complete in all material respects and were or will be prepared in substantial compliance with all Applicable Laws; and (ii) all income and other material Taxes due and owing by Happy or its Subsidiaries (whether or not shown on the Tax Returns referred to in clause (i)) have been or will be timely paid in full on or before the Closing Date. Neither Happy nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return, other than its 2020 federal corporate income tax return and 2020 Texas franchise tax return.

(b) No federal, state, local or non-U.S. tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Happy or any of its Subsidiaries. Neither Happy nor its Subsidiaries has received from any federal, state, local or non-U.S. taxing authority (including jurisdictions where Happy or its Subsidiaries have not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any taxing authority against Happy or any of its Subsidiaries or regarding the assets of Happy or any of its Subsidiaries. Section 3.12(b) of the Disclosure Schedule lists all federal and state Tax Returns filed by Happy and each of its Subsidiaries for taxable periods ended on or after December 31, 2019, indicating those that have been audited and those that are currently the subject of audit, and all examination reports and statements of deficiencies related to federal and state income Tax assessed against or agreed to by Happy or any of its Subsidiaries with respect to those taxable periods.

(c) There are no Liens on Happy’s or any of its Subsidiaries’ assets that arose in connection with any failure (or alleged failure) to pay any Tax other than Permitted Liens.

(d) Neither Happy nor any of its Subsidiaries has waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency.

(e) Happy and its Subsidiaries have materially withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other party.

(f) Neither Happy nor any of its Subsidiaries is (or has been) a party to or bound by any Tax allocation, sharing, or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Happy and its Subsidiaries). Neither Happy nor any of its Subsidiaries (A) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was Happy); or (B) has any liability for Taxes of any Person (other than Happy or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law) as a transferee, successor, by contract (other than contracts entered into in the ordinary course of business, the primary subject matter of which is not Taxes), or otherwise by operation of Law.

(g) There are no joint ventures, partnerships, limited liability companies, or other arrangements or contracts to which Happy or any Subsidiary is a party and that could be treated as a partnership for U.S. federal income Tax purposes.

(h) Neither Happy nor any Subsidiary has, nor has it ever had, a “permanent establishment” in any foreign country, as such term is defined in any applicable Tax treaty or convention between the United States and such foreign country, nor has it otherwise taken steps that have exposed, or will expose, it to the taxing jurisdiction of a foreign country.

(i) No claim has been made in the last five (5) years by a taxing authority in a jurisdiction where Happy or any Subsidiary does not file Tax Returns that Happy (or such Subsidiary) is or may be subject to taxation by that jurisdiction.

(j) Neither Happy nor any Subsidiary has, in the last five (5) years, distributed stock of another corporation, or had its stock distributed by another corporation, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(k) Neither Happy nor any Subsidiary is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l) Neither Happy nor any Subsidiary has engaged in any “reportable transaction” or “listed transaction” under Section 6707A of the Code or Section 1.6011-4(b) of the Treasury Regulations.

(m) Neither Happy nor any of its Subsidiaries has requested or obtained a private letter ruling or closing agreements from the Internal Revenue Service (or any comparable ruling from any other taxing authority).

(n) Happy and each Subsidiary is in material compliance with all the terms and conditions of any Tax exemption or other Tax reduction agreement or order of a foreign or state government and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption or other Tax reduction agreement or order.

(o) Except as listed on Section 3.12(o) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could reasonably be expected to give rise directly or indirectly to any “excess parachute payment” within in the meaning of Section 280G(b)(1) of the Code.

(p) Neither Happy nor any Subsidiary has been, nor will any of them be, required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date (i) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions, events, or accounting methods employed prior to the transactions contemplated hereby, (ii) as a result of any installment sale or open transaction disposition made on or prior to the Closing Date, (iii) as a result of any prepaid amount received on or prior to the Closing Date; (iv) as a result of an election under Section 108(i) of the Code; or (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law).

(q) The unpaid Taxes of Happy and each Subsidiary (a) did not, as of the Balance Sheet Date, materially exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) reflected in Happy’s Financial Statements and (b) will not materially exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Happy and each Subsidiary in filing its Tax Returns. Since the Balance Sheet Date, neither Happy nor any Subsidiary has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(r) Happy has provided or otherwise made available to HOMB all of Happy’s and its Subsidiaries’ books and records with respect to Tax matters pertinent to Happy or its Subsidiaries relating to any Tax periods commencing on or before the Closing Date.

3.13 Title to Assets; Real Property.

(a) Happy or one of its Subsidiaries has good and marketable title or a valid leasehold interest in, easement or right to use all of its assets and properties, including those reflected in either the balance sheet contained in the Audited Financial Statements or the Interim Financial Statements (except for assets sold or otherwise disposed of or leases that have expired since the Balance Sheet Date in the ordinary course of business or been terminated as provided in Section 5.1(xix) of the Disclosure Schedule), as being owned or leased, as applicable, free and clear of any and all Liens other than Permitted Liens. All properties and assets of Happy and its Subsidiaries are in good operating condition and repair, ordinary wear and tear and commercially reasonable deferred maintenance excepted, and except for such failures to be in good operating condition and repair which would not reasonably be expected to materially impair the use thereof in the operation of the business of Happy or any of its Subsidiaries.

(b) Section 3.13(b) of the Disclosure Schedule contains a true and complete list of all real property owned or leased by Happy as of the date of this Agreement, identifying the real property as leased or owned. Happy is in possession of all real property leased to it, as set forth in Section 3.13(b) of the Disclosure Schedule, and each such lease is valid without default thereunder by the lessee and has not been assigned or subleased by Happy unless so indicated in Section 3.13(b) of the Disclosure Schedule. The real property listed in Section 3.13(b) of the Disclosure Schedule is in material compliance with all applicable zoning laws and building codes and all applicable health and safety related requirements. There are no pending or, to Happy’s Knowledge, threatened material condemnation proceedings against the real property listed in Section 3.13(b) of the Disclosure Schedule.

(c) Neither Happy nor any of its Subsidiaries owns any real property, except (i) real property acquired through foreclosure or deed in lieu of foreclosure and (ii) real property used for its headquarters, branches or banking operations.

3.14 Litigation; Orders.

(a) Except as set forth on Section 3.14(a) of the Disclosure Schedule, there is no material Proceeding pending or, to Happy’s Knowledge, threatened either (i) against Happy or any of its Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or materially delay any of the transactions contemplated by this Agreement.

(b) There is no material Order either (i) outstanding against Happy or any of its Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or materially delay any of the transactions contemplated by this Agreement.

(c) To Happy’s Knowledge, no event has occurred or circumstance exists that would reasonably be expected to give rise to or serve as a basis for the commencement of any material Proceeding against Happy or any of its Subsidiaries.

3.15 Compliance.

(a) Since January 1, 2021, Happy and each of its Subsidiaries are and have been in material compliance with all Applicable Laws and Orders, including without limitation all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Happy and each of its Subsidiaries have all Permits of, and have made all required filings, applications and registrations with, all applicable Government Authorities necessary to permit it to carry on its business in all material respects as presently conducted.

(b) Neither Happy nor any of its Subsidiaries is in default under or in violation of any term or provision of (i) its Governing Documents or (ii) any material Permit which it holds. No event has occurred or circumstance exists that will (with or without notice or lapse of time) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of or materially and adversely modify any material Permit.

(c) Happy has implemented one or more formal codes addressing each of ethics, personal trading policies, conflicts of interest policies, customer privacy policies, anti-money laundering policies, and other material policies as may be required by any Applicable Law for itself and its Subsidiaries, and a complete and correct copy of each such policy has been made available to HOMB. Such policies comply in all material respects with the requirements of any Laws applicable thereto.

3.16 Loans.

(a) Each loan, revolving credit facility, letter of credit or other extension of credit (including guarantees) or commitment to extend credit originated or acquired by Happy and its Subsidiaries (collectively, “Loans”) (i) complies in all material respects with Applicable Laws, (ii) has been made, entered into or acquired by Happy or one of its Subsidiaries in accordance with customary board of director-approved loan policies, (iii) is evidenced by promissory notes or other evidences of indebtedness, which are true, genuine and correct in all material respects, and which, together with all security agreements and guarantees, constitute a valid and legally binding obligation of the obligor named therein, and as applicable, Happy or one of its Subsidiaries and are enforceable in accordance with their terms, (iv) is in full force and effect, and (v) to Happy’s Knowledge, is not subject to any offset, recoupment, adjustment or any other valid or cognizable claim or defense by the applicable borrower; provided that the enforcement of each of (iii) and (v) above may be limited by applicable laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator or receiver, bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles. None of the rights or remedies under the documentation relating to the Loans has in any material respect been amended, modified, waived, subordinated or otherwise altered by Happy, except as evidenced by a written instrument which is a part of the file with respect to such Loans made available to HOMB and was entered into by Happy in good faith and in its ordinary course of business. For purposes of this Section 3.16(a), the phrase “enforceable in accordance with its terms” as it relates to a Loan does not mean that the borrower has the financial ability to repay a Loan or that any collateral is sufficient to result in payment of the Loan secured thereby.

(b) Section 3.16(b) of the Disclosure Schedule sets forth a complete and correct list of all Loans (together with the principal amount on each such Loan and the identity of the obligor thereunder) that, as of the Balance Sheet Date (i) have a balance exceeding $250,000, and (ii) are (x) contractually past due 90 days or more in the payment of principal and/or interest, (y) on nonaccrual status or (z) classified as “Watch List,” “Special Mention,” “Substandard,” “Doubtful” or “Loss,” (or words of similar import).

(c) Section 3.16(c) of the Disclosure Schedule sets forth a complete list of other real estate owned, acquired by foreclosure or by deed in-lieu thereof and owned by Happy or its Subsidiaries as of the Balance Sheet Date, including the book value thereof. True, correct and complete copies of the currently effective lending policies and practices of Happy and each of its Subsidiaries have been made available to HOMB.

(d) (i) Each outstanding Loan (including Loans held for resale or previously sold to investors) has been solicited and originated and is administered and, where applicable, serviced, and the relevant files are being maintained, in accordance with the relevant loan documents, in each case in all material respects, Happy’s underwriting and servicing standards (and, in the case of Loans held for resale or previously sold to investors, the underwriting standards, if any, of the applicable investors) in all material respects and with Applicable Laws and applicable requirements of any government-sponsored enterprise program in all material respects, and (ii) Happy and its Subsidiaries have properly fulfilled in all material respects their contractual responsibilities and duties with respect to any Loan in which they act as the lead lender or servicer and have complied in all material respects with their duties as required under applicable regulatory requirements.

(e) Except as set forth on Section 3.16(e) of the Disclosure Schedule none of the agreements pursuant to which Happy or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein, other than repurchase obligations arising upon breach of representations and warranties, covenants and other obligations of Happy or its Subsidiaries, as applicable.

(f) As to each Loan that is secured, whether in whole or in part, by a guaranty of the United States Small Business Administration or any other Governmental Authority, such guaranty is in full force and effect, and to Happy’s Knowledge, will remain in full force and effect following the Closing Date, in each case, without any further action by Happy or any of its Subsidiaries subject to the fulfillment of their obligations under the Small Business Administration Agreement that arise after the date hereof.

(g) Section 3.16(g) of the Disclosure Schedule sets forth a complete and correct list of all Loans by Happy and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of Happy or any of its Subsidiaries. There are no Loans to any employee, officer, director or other Affiliate of Happy on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement. All such Loans are and were made in compliance in all material respects with all Applicable Laws. Each Loan disclosed on Section 3.16(g) of the Disclosure Schedule has been made in the ordinary course of business, and on the same terms, including interest rate and collateral, as those prevailing at the time for comparable arms’-length transactions, did not involve more than the normal risk of collectability or present other unfavorable features.

3.17 CRA Compliance. Happy is Well-Capitalized and most recent examination rating under the Federal Community Reinvestment Act, as amended, and the regulations promulgated thereunder (“CRA”), was “satisfactory” or better. To Happy’s Knowledge, there is no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause Happy to receive any notice of non-compliance with such provisions of the CRA or cause Happy’s CRA rating to decrease below the “satisfactory” level.

3.18 Investment Portfolio. All investment securities held by Happy or its Subsidiaries, as reflected in the Happy Financial Statements, are in all material respects carried in accordance with GAAP and in a manner consistent with the applicable guidelines issued by the Happy Regulatory Agencies. Each of Happy and its Subsidiaries has good, valid and marketable title to all securities held by it, except securities sold under repurchase agreements or held in any fiduciary or agency capacity, free and clear of any Lien, except as set forth in the Happy Financial Statements and except to the extent any such securities are pledged in the ordinary course of business consistent with prudent banking practices to secure obligations of Happy or its Subsidiaries.

3.19 Interest Rate Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Happy, any of its Subsidiaries or for the account of a customer of Happy or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Happy or one of its Subsidiaries enforceable in accordance with their terms except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies, and are in full force and effect. Happy and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Happy’s Knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.20 Intellectual Property. Happy and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. To Happy’s Knowledge, the use of any Intellectual Property by Happy and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person in any material respect and is in accordance in all material respects with any applicable license pursuant to which Happy or any Happy Subsidiary acquired the right to use any Intellectual Property, and no person has asserted in writing to Happy that Happy or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person. To Happy’s Knowledge and except as set forth on Section 3.20 of the Disclosure Schedules, no person is challenging, infringing on or otherwise violating any right of Happy or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Happy or its Subsidiaries. Neither Happy nor any Happy Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Happy or any Happy Subsidiary, and Happy and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Happy and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.21 Environmental Matters.

(a) Except as set forth on Section 3.21 of the Disclosure Schedule, (i) no notice, notification, demand, request for information, citation, summons or order has been received by Happy or any of its Subsidiaries, no complaint has been filed against Happy or any of its Subsidiaries, no penalty has been assessed against Happy or any of its Subsidiaries, and no investigation, action, claim or suit is pending or, to Happy’s Knowledge, is threatened against Happy or any of its Subsidiaries by any Governmental Authority or other Person, in each case relating to or arising out of any Environmental Law; (ii) Happy, each of its Subsidiaries and the Happy Real Property are in compliance in all material respects with all Environmental Laws and all Permits relating to Environmental Law matters; (iii) neither Happy nor any of its Subsidiaries is conducting or paying for any response or corrective action under any Environmental Law at any location; (iv) neither Happy nor any of its Subsidiaries is party to any Order that imposes any obligations under any Environmental Law; and (v) neither Happy nor any of its Subsidiaries have assumed by contract or by operation of law a claim or suit related to a violation of any Environmental Law or any obligation to investigate and/or remediate Hazardous Substances.

(b) To Happy’s Knowledge, (i) there has been no release of any Hazardous Substance by Happy or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any unpaid remedial obligation, corrective action requirement or liability under applicable Environmental Laws, (ii) there are no underground storage tanks used for storage of Hazardous Substance which were or are located on or below the surfaces of properties owned or operated by Happy, and (iii) no part of the properties owned or operated by Happy contains asbestos in friable condition.

(c) To Happy’s Knowledge, no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by Happy or any of its Subsidiaries, and Hazardous Substances are not otherwise present at or about any such properties or facilities in amounts or conditions that has resulted in or would reasonably be expected to result in liability to Happy or any of its Subsidiaries under any Environmental Law.

(d) Happy has made available to HOMB all assessments, reports, data, audits and other material information in possession of Happy or to which it has reasonable access regarding the presence or release of Hazardous Substances or compliance with Environmental Laws related to properties it owns or operates.

3.22 Material Contracts. Except for the Contracts set forth on Section 3.22 of the Disclosure Schedule, as of the date of this Agreement, neither Happy nor any of its Subsidiaries, nor any of their respective assets, properties, businesses or operations is a party to, bound or affected by, or receives benefits under any Happy Material Contract. All Happy Material Contracts are valid and binding agreements of Happy or its Subsidiaries, as applicable, and are in full force and effect and are enforceable in accordance with their terms except as such enforceability may be limited by laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator or receiver, bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws, rules or regulations affecting creditors’ rights and remedies generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Neither Happy nor its Subsidiaries is in material violation or breach of or material default under any Happy Material Contract. To Happy’s Knowledge, no third party is in violation or breach of or default under any Happy Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default.

3.23 Employee Benefit Matters.

(a) Section 3.23(a) of the Disclosure Schedule sets forth a true and complete list of each Happy Employee Benefit Plan. Only employees and directors and former employees and directors (and their eligible dependents) of Happy and its Subsidiaries participate in the Happy Employee Benefit Plans. Neither Happy nor any of its Subsidiaries has been notified that any Happy Employee Benefit Plan is undergoing an audit or is subject to an investigation by any of the IRS, the United States Department of Labor (“DOL”) or other Governmental Authority. At least thirty (30) days prior to the Effective Time, Happy shall cause to be provided a complete and correct list of the names of the participants in each of the Happy Employment Benefit Plans.

(b) With respect to each Happy Employee Benefit Plan, complete and correct copies of the following documents have been made available to HOMB: (i) the most recent plan documents or written agreements thereof, and all amendments thereto and all related trust or other funding vehicles with respect to each such Happy Employee Benefit Plan and, in the case of any Happy Employee Benefit Plan that is not in written form, a written description of all material aspects of such plan; (ii) the most recent summary plan description, and all related summaries of material modifications thereto, if applicable; (iii) Forms 5500 (including schedules and attachments), financial statements and actuarial reports for the past three (3) years, if applicable; (iv) the most recent IRS determination letter or opinion letter and any pending application with respect to each such Happy Employee Benefit Plan which is intended to qualify under Section 401(a) of the Code; and (v) all material correspondence to and from the IRS, DOL, or any other Governmental Agency within the past three (3) years relating to any Happy Employee Benefit Plan (other than the documentation provided under (iii) and (iv) above).

(c) Each Happy Employee Benefit Plan has been administered in all material respects in compliance with its terms and with all Applicable Laws, including, but not limited to, ERISA, the Code, the Health Insurance Portability and Accountability Act and the Patient Protection and Affordable Care Act; and, with regard to each Employee Benefit Plan: (i) no Proceedings are pending, or to Happy’s Knowledge, threatened; (ii) all premiums, contributions, or other payments required to have been made by Applicable Law or under the terms of any such Happy Employee Benefit Plan or any Contract relating thereto have been made; (iii) all material reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any plan participant have been correctly filed or distributed; and (iv) no non-exempt “prohibited transaction” or “reportable event” has occurred within the meaning of the applicable provisions of ERISA or the Code.

(d) With respect to each Happy Employee Benefit Plan intended to qualify under Section 401(a) of the Code, the IRS has issued a favorable determination letter or opinion letter or advisory letter upon which Happy is entitled to rely under IRS pronouncements, no such determination letter, opinion letter or advisory letter has been revoked nor, to Happy’s Knowledge, has revocation been threatened, and no circumstance exists that would reasonably be expected to result in the loss of such qualification.

(e) Happy has complied in all material respects with the minimum essential coverage and minimum value requirements of the Affordable Care Act. Neither Happy nor its ERISA Affiliates have any existing or potential liability relating to employer mandate penalties under Code Section 4980H.

(f) No Happy Employee Benefit Plan is designed to provide benefits for employees whose primary work location is in a jurisdiction outside the United States.

(g) Except as set forth in Section 3.23(g) of the Disclosure Schedule neither Happy nor any Happy Employee Benefit Plan provides (or will provide) health or other welfare benefits to one or more former employees, officers, directors, or other individuals (including dependents of any of the foregoing) other than benefits that are required to be provided pursuant to the applicable requirements of COBRA.

(h) Happy has at all times complied with COBRA in all material respects, and has maintained adequate records to evidence such compliance. No event or condition exists with respect to any Happy Employee Benefit Plan that could result in any material tax under Section 4980B of the Code.

(i) No Happy Employee Benefit Plan is, and neither Happy nor any ERISA Affiliate maintains or contributes to, or has at any time maintained or contributed to, or has any liability, whether actual or contingent, under a plan subject to Section 302 or Title IV of ERISA or to Section 412 of the Code. No Happy Employee Benefit Plan is or was at any time a multiemployer plan, as defined in Section 3(37) of ERISA, and neither Happy nor any ERISA Affiliate has ever contributed to, or had an obligation to contribute to, or incurred any liability with respect to, any such multiemployer plan. None of the Happy Employee Benefit Plans are part of, or have at any time been part of, a multiple employer welfare arrangement, as that term is defined in ERISA Section 3(40). No Happy Employee Benefit Plan is or was at any time a multiple employer plan, as described in Code Section 413(c) or ERISA Sections 4063 or 4064, and neither Happy nor any ERISA Affiliate has ever contributed to or had an obligation to contribute to any such plan.

(j) Section 3.23(j) of the Disclosure Schedule sets forth a complete list of all severance and termination benefits with respect to which Happy or any of its Subsidiaries has or will have any liability, under any Happy Employee Benefit Plan or other employment agreement, noncompetition or severance agreement, program, practice, or arrangement and the amount of any required payments thereunder due upon Closing, upon termination of employment or both (each, an “Employment Payment”).

(k) Except as set forth on Section 3.23(k) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement could (whether alone or in conjunction with any other event) (i) require the funding (whether on a formal or informal basis) of the benefits under any Happy Employee Benefit Plan; (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by Happy or any of its Subsidiaries under any Happy Employee Benefit Plan; or (iii) result in the acceleration of the time of payment or vesting of any compensation, equity award or other benefit under any Happy Employee Benefit Plan.

(l) No participants in any Happy Employee Benefit Plan participate in such plan pursuant to the terms of a collective bargaining agreement.

(m) Except as set forth on Section 3.23(m) of the Disclosure Schedule neither Happy nor any of its Subsidiaries is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax). Each Happy Employee Benefit Plan that is a “nonqualified deferred compensation plan” within in the meaning of Section 409A of the Code has been operated in material documentary and operational compliance with Section 409A of the Code and the Treasury Regulations and other guidance promulgated thereunder.

(n) Section 3.23(n) of the Disclosure Schedules sets forth a true and complete list of all participants in the Salary Continuation Plan, their benefit commencement date, and their normal retirement benefit.

(o) Section 3.23(o) of the Disclosure Schedules sets forth a true and complete list of all participants in the Endorsement Split-Dollar Life Insurance Plan. For each such participant, Happy has provided (or will provide or will cause to be provided prior to Closing) a copy of each of the underlying policies and the beneficiary designation(s), if any, related thereto. For each underlying policy: (i) Happy is the sole owner; (ii) Happy retains the right to the entire cash value; and (iii) the policy is transferable to HOMB. The

Endorsement Split-Dollar Life Insurance Plan is taxed under the economic benefit regime of 26 CFR 1.61-22.

3.24 Labor Relations (Employment Matters).

(a) There is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to Happy’s Knowledge, threatened against or affecting Happy or any of its Subsidiaries. Neither Happy nor any of its Subsidiaries is a party to any collective bargaining agreements or similar labor agreements and to Happy’s Knowledge there are no organizing efforts by any union or other group seeking to represent any employees of Happy or any of its Subsidiaries.

(b) Happy and each of its Subsidiaries is, and during the past three (3) years has at all relevant times been, in compliance in all material respects with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, equal opportunity, nondiscrimination, immigration, labor, wages, hours of work and occupational safety and health. Neither Happy nor any of its Subsidiaries is engaged in any unfair labor practices defined in the National Labor Relations Act or other Applicable Law.

(c) Neither Happy nor any of its Subsidiaries has received any written notice that any Governmental Authority responsible for the enforcement of labor or employment laws, rules or regulations intends to conduct an investigation with respect to or relating to Happy and its Subsidiaries and, to Happy’s Knowledge, no such investigation is in progress.

(d) Section 3.24(d) of the Disclosure Schedule sets forth a complete and accurate list of all non-solicitation agreements (with regard to customers or employees) and non-competition agreements currently existing between current employees of Happy and Happy or any of its subsidiaries.

(e) Since the Balance Sheet Date, Happy has not effectuated a “mass layoff” or “plant closing” as defined in the WARN Act affecting any site of employment or facility of Happy or its Subsidiaries.

(f) Except as set forth on Section 3.24(f) of the Disclosure Schedule, Happy is not a party to any Contract with respect to the employment of any officer, director, employee or consultant that is not terminable at will and without any penalty or other severance or obligation.

(g) Other than accrued payroll expense not yet paid, Happy and each of its Subsidiaries have made all required payments due to employees. Happy and each of its Subsidiaries have made all required payments due to their respective unemployment compensation reserve accounts with the appropriate federal, state and local governments (and all agencies thereof) of the jurisdictions where either Happy or the respective Subsidiary is required to maintain such accounts.

3.25 Related Party Transactions. Except as set forth on Section 3.25 of the Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Happy or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Happy or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Happy Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Happy) on the other hand, except those of a type available to employees of Happy or its Subsidiaries generally.

3.26 Insurance. Except as would not reasonably be expected to have a Material Adverse Effect on Happy, each of Happy and its Subsidiaries are insured against such risks and in such amounts as are adequate and as the management of Happy reasonably has determined to be prudent with respect to their businesses, properties and assets. All insurance policies with respect to the business and assets of Happy are in full force and effect, all premiums due and payable thereon have been paid, Happy and its Affiliates have not received notice to the effect that any of them are in default under any such insurance policy, and all claims have been filed in a timely fashion. To Happy’s Knowledge, there is no claim pending under any such policies with respect to Happy or any of its Subsidiaries as to which coverage has been denied or disputed by the underwriters of such policies.

3.27 Trust Business; Administration of Fiduciary and Custodial Accounts. Target Bank (a) has been duly appointed to all fiduciary, custodial, or representative capacities it holds with respect to the Trust Business and all such appointments are currently in effect; and (b) has all Regulatory Approvals or other consents, approvals, authorizations or other actions by all applicable Governmental Authorities for the conduct of its Trust Business. Target Bank has conducted the Trust Business and properly administered all client accounts for the Trust Business, including without limitation, accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator, investment advisor, or other similar capacity, in accordance, in all material respects, with the terms of the governing documents of Target Bank, the GoldStar Policies, and all Applicable Laws and Orders and prudent risk management practices. None of Target Bank, its directors or the officer or employees of the Target Bank has committed any breach of trust with respect to any client account or the records for such client account.

3.28 Brokers. Except for Stephens Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Happy.

3.29 Happy Information. True and complete copies of all documents listed in the Disclosure Schedule have been made available or provided to HOMB. Except for the minutes and actions related to the process leading to this Agreement and the transactions contemplated hereunder, which have not yet been prepared, approved, executed and/or placed in Happy’s corporate minute books, the corporate minute books, the books of account, stock record books and other financial and corporate records of Happy and each of its Subsidiaries, all of which have been made available to HOMB, are complete and correct in all material respects.

3.30 Information Supplied. None of the information supplied or to be supplied by Happy for inclusion or incorporation by reference in (a) the Proxy Statement/Prospectus, on the date it (or any amendment or supplement thereto) is first mailed to the Happy Shareholders or at the time of the Happy Shareholders’ Meeting, (b) the Registration Statement, when it or any amendment thereto becomes effective under the Securities Act, or (c) the documents and financial statements of Happy incorporated by reference in the Proxy Statement/Prospectus, the Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Happy with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of HOMB or its Subsidiaries for inclusion in the Proxy Statement/Prospectus or the Registration Statement.

3.31 Fairness Opinion. The Board of Directors of Happy has received the opinion of Stephens Inc., dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the Happy Shareholders.

3.32 No Other Representations or Warranties. Except for the representations and warranties made by Happy in this Agreement, neither Happy nor any other person makes any express or implied representation or warranty with respect to Happy, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Happy hereby disclaims any such other representations or warranties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HOMB

Except as disclosed in the disclosure schedule delivered by HOMB to Happy concurrently herewith (the “HOMB Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the HOMB Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by HOMB that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on HOMB and (c) any disclosures made with respect to a Section of ARTICLE IV shall be deemed to qualify (1) any other Section of ARTICLE IV specifically referenced or cross-referenced and (2) other Sections of ARTICLE IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other Sections, HOMB and Centennial hereby represent and warrant to Happy as follows:

4.1 Organization.

(a) HOMB is an Arkansas corporation (i) duly organized, validly existing and in good standing under the Laws of the State of Arkansas (ii) which is a bank holding company duly registered under the BHC Act, (iii) with all requisite power (corporate or otherwise) and authority to own and operate its properties and to carry on its business as presently conducted. HOMB is duly qualified and in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect on HOMB. True, complete and correct copies of the Governing Documents of HOMB, as in effect as of the date of this Agreement, have previously been made available to Happy.

(b) Each Subsidiary of HOMB is (i) duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, as applicable, (ii) with all requisite power and authority to own and operate its properties and to carry on its business as presently conducted, and (iii) duly qualified in good standing in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect on HOMB.

4.2 Authority; Binding Nature. Each of HOMB and, to the extent applicable, its Subsidiaries has all requisite power and authority to enter into this Agreement and to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by HOMB and Centennial, and the consummation of the transactions contemplated hereby has been duly authorized by all necessary action on the part of each of HOMB and, to the extent applicable, its Subsidiaries and no other corporate proceedings on the part of HOMB or such Subsidiaries are necessary to authorize the execution and delivery of this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by HOMB and Centennial and constitutes (in each case assuming due authorization, execution and delivery by Happy) the legal, valid and binding obligations of HOMB and Centennial enforceable against HOMB and Centennial, as applicable, in accordance with its terms, subject to the effect of any applicable laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. § 1818(b), the appointment of a conservator or receiver, bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

4.3 No Conflicts. The execution, delivery and performance of this Agreement by HOMB and Centennial, and the consummation of the transactions contemplated hereby by HOMB and its Subsidiaries, including the

Merger, do not and will not (a) conflict with, or result in a breach of or default under, any terms or conditions of the Governing Documents of HOMB or any of its Subsidiaries, or (b) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) conflict with or violate in any material respect any Applicable Law as to HOMB or any of its Subsidiaries, (y) result in any material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation pursuant to any Contract set forth on the “Exhibit Index” included in HOMB’s Form 10-K for the year ended December 31, 2020 or the HOMB SEC filings subsequently filed, or (z) result in the creation or imposition of any Lien on any of the assets of HOMB or any of its Subsidiaries.

4.4 Consents and Approvals. Other than (i) the Regulatory Approvals, (ii) the Requisite HOMB Vote, and (iii) such other filings, authorizations, consents, notices or approvals as may be set forth on Section 4.4 of the HOMB Disclosure Schedule, no consents, approvals, authorizations or other actions by, or filings with or notifications to, any Person or any Governmental Authority on the part of HOMB or any of its Subsidiaries is required in connection with the execution, delivery and performance of this Agreement by HOMB and Centennial and the consummation of the transactions contemplated hereby.

4.5 Regulatory Matters. HOMB and each of its Subsidiaries has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2021 with, as applicable, (i) the Federal Reserve Board; (ii) the FDIC; (iii) the ASBD and any predecessor agency; (iv) any other applicable bank regulatory agencies (collectively, “HOMB Regulatory Agencies” and, together with Happy Regulatory Agencies, the “Regulatory Agencies”) and (v) any other applicable Governmental Authority and has paid all applicable fees, premiums and assessments due and payable thereto. Each such report, registration and statement, including financial statements, exhibits and schedules thereto, complied, in all material respects, with Applicable Law. Since January 1, 2021, neither HOMB, Centennial nor any of their Subsidiaries is subject to any cease-and-desist or other formal or informal order or enforcement action issued by, or is a party to any written agreement, consent agreement, operating agreement or memorandum of understanding with, or is a party to any commitment letter, regulatory directive or similar undertaking with, or is subject to any capital directive by, or has been ordered to pay any civil money penalty by or at the request of, any HOMB Regulatory Agency or other Governmental Authority of any kind, or has adopted any board resolutions at the request or suggestion of any HOMB Regulatory Agency or other Governmental Authority that currently restricts in any material respect the conduct of its business, imposes any material requirements or procedures, relates to its credit or risk management policies or activities pursuant to such credit or risk management policies, including Anti-money Laundering and Bank Secrecy Act requirements or in any material manner relates to its capital adequacy, its ability to pay dividends or its management (each, a “HOMB Regulatory Agreement”), nor has HOMB, Centennial or any of their Subsidiaries been advised since January 1, 2021 by any HOMB Regulatory Agency or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any such HOMB Regulatory Agreement. Except as set forth on Section 4.5 of the HOMB Disclosure Schedule, there is no material unresolved written violation, criticism, comment or exception by any HOMB Regulatory Agency or other Governmental Authority relating to HOMB, Centennial or any of their Subsidiaries, and HOMB is not aware of any reason why all required Regulatory Approvals would not be received on a timely basis without undue delay and without the imposition of any Materially Burdensome Regulatory Condition as described in the proviso to Section 5.3(a)(i). Except for normal examinations conducted by Governmental Authorities in the regular course of business, no Governmental Authority has initiated any investigation or proceeding into the business or operations of HOMB or Centennial since January 1, 2021. HOMB is not aware of any reason why it or any of its Subsidiaries would not receive all required Regulatory Approvals on a timely basis without undue delay and without the imposition of any Materially Burdensome Regulatory Condition as described in the proviso to Section 5.3(a)(i).

4.6 Capitalization.

(a) As of the date of this Agreement (the “HOMB Capitalization Date”) the authorized capital stock of HOMB consists of (i) 200,000,000 shares of HOMB Common Stock, and (ii) 5,500,000 shares of preferred stock par value $0.01 per share. As of the HOMB Capitalization Date, there are 164,084,498 shares of HOMB Common Stock outstanding (which number includes (i) 1,321,978 shares of HOMB Common Stock subject to outstanding awards of restricted HOMB Common Stock granted by HOMB, (ii) no shares of HOMB Common Stock held in treasury, and (iii) 3,040,349 shares of HOMB Common Stock subject to and reserved for issuance upon the exercise of outstanding stock options to purchase shares of HOMB Common Stock granted by HOMB), and no other shares of capital stock or other voting securities or equity interests of HOMB are issued, reserved for issuance or outstanding. The above shares constitute all of the issued and outstanding HOMB Common Stock as of the HOMB Capitalization Date. All of the issued and outstanding shares of HOMB Common Stock and shares of HOMB’s preferred stock have been duly authorized, validly issued and are fully paid and nonassessable. None of such shares have been issued or disposed of in violation of any preemptive rights of any Person. The HOMB Common Stock to be issued in exchange for Happy Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any preemptive rights. As of the date hereof there are, and as of the Effective Time there will be, sufficient authorized and unissued HOMB Common Stock to enable HOMB to issue the Merger Consideration as contemplated in this Agreement.

(b) All of the issued and outstanding shares of capital stock of Centennial are, on the date of this Agreement, and on the Closing Date will be, held by HOMB.

(c) Except as disclosed in Section 4.6(c) of the HOMB Disclosure Schedule, as of the HOMB Capitalization Date, there are no outstanding rights, plans, options, warrants, calls, conversion rights or any agreements, arrangements or commitments of any kind or character (either firm or conditional) obligating HOMB or any of its Affiliates to issue, deliver or sell, or cause to be delivered or sold, any capital stock of HOMB or its Subsidiaries, or any securities exchangeable for or convertible into the capital stock of HOMB or its Subsidiaries. As of the HOMB Capitalization Date, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the holders of capital stock may vote have been issued by HOMB and are outstanding.

4.7 Deposits. The deposit accounts of Centennial are insured by the FDIC to the fullest extent permitted by Applicable Law, and all premiums and assessments required to be paid in connection therewith have been duly, timely and fully paid. No proceedings for the revocation or termination of such deposit insurance are pending or, to HOMB’s Knowledge, threatened.

4.8 HOMB SEC Filings. HOMB has filed (or furnished) all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed (or furnished) with the SEC by it under Section 5 of the Securities Act or Sections 13(a), 14 or 15(d) of the Exchange Act, as the case may be, from and after January 1, 2021 (collectively, the “HOMB SEC Filings”). Each HOMB SEC Filing, as amended or supplemented if applicable, (A) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

4.9 Financial Statements.

(a) The financial statements of HOMB and its Subsidiaries included (or incorporated by reference) in the HOMB SEC Filings (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of HOMB and its Subsidiaries; (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of HOMB and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto (the “HOMB’s Financial Statements”). As of the date hereof, the books and records of HOMB and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, BKD, LLP has not resigned (or informed HOMB or indicated it intends to resign) or been dismissed as independent public accountants of HOMB as a result of or in connection with any disagreements with HOMB on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to HOMB and its Subsidiaries, taken as a whole, neither HOMB nor any of its Subsidiaries has incurred any material liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of HOMB included in its Annual Report on Form 10-K for the fiscal year ended the Balance Sheet Date (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent in nature and amount with past practice since the Balance Sheet Date or (iii) liabilities incurred in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of HOMB and its Subsidiaries are in all material respects recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of HOMB or its Subsidiaries or accountants (including all means of access thereto and therefrom). HOMB (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to HOMB, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of HOMB by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to HOMB’s outside auditors and the audit committee of HOMB’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect HOMB’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in HOMB’s internal controls over financial reporting. There is no reason to believe that HOMB’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

4.10 Ordinary Course; Lack of Material Adverse Change. From the Balance Sheet Date, except as reflected in the HOMB SEC Filings or Section 4.10 of the HOMB Disclosure Schedule, or as contemplated by this Agreement, there has not been (i) any Material Adverse Change in HOMB, (ii) any fact, effect, event, change occurrence or circumstance that would reasonably be expected to have a Material Adverse Change in HOMB or (iii) any action taken by HOMB or any of its Subsidiaries during the period from the Balance Sheet Date through the date of this Agreement that would have required Happy’s consent if HOMB had been subject to Section 5.2 at such time.

4.11 Reorganization. Neither HOMB nor any of its Subsidiaries has taken any action, nor are they aware of any fact or circumstance, that would reasonably be expected to prevent the Merger or the Second-Step Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.12 Litigation; Orders.

(a) There is no material Proceeding pending or, to HOMB’s Knowledge, threatened either (i) against HOMB or any of its Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.

(b) There is no material Order either (i) outstanding against HOMB, Centennial or any of their Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or materially delay any of the transactions contemplated by this Agreement.

(c) To HOMB’s Knowledge, no event has occurred or circumstance exists that would reasonably be expected to give rise to or serve as a basis for the commencement of any material Proceeding against HOMB, Centennial or any of their Subsidiaries.

4.13 Compliance.

(a) HOMB and each of its Subsidiaries are in compliance in all material respects with all Applicable Laws and Orders, including without limitation all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. HOMB and each of its Subsidiaries have all Permits of, and have made all required filings, applications and registrations with, all applicable Government Authorities necessary to permit it to carry on its business in all material respects as presently conducted.

(b) Neither HOMB nor any of its Subsidiaries is in default under or in violation of any term or provision of (i) its Governing Documents or (ii) any material Permit which it holds. No event has occurred or circumstance exists that will (with or without notice or lapse of time) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of or materially and adversely modify any material Permit.

(c) HOMB has implemented one or more formal codes addressing each of ethics, personal trading policies, conflicts of interest policies, customer privacy policies, anti-money laundering policies, and other material policies as may be required by any Applicable Law for itself, Centennial and their Subsidiaries, and a complete and correct copy of each such policy has been made available to Happy. Such policies comply in all material respects with the requirements of any Laws applicable thereto.

4.14 CRA Compliance. Centennial is Well Capitalized and its most recent examination rating under the CRA, was “satisfactory” or better. To HOMB’s Knowledge, there is no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause HOMB or Centennial to receive any notice of non-compliance with such provisions of the CRA or cause HOMB or Centennial’ s CRA rating to decrease below the “satisfactory” level.

4.15 Material Contracts. As of the date of this Agreement, neither HOMB nor any Subsidiary of HOMB is a party to any Contract or amendment thereto that would be required to be, and has not been, filed as an exhibit to

HOMB SEC Filings as of the date of this Agreement. With respect to any Contract or amendment thereto required to be filed as an exhibit to a HOMB SEC Filing: (i) the Contract is in full force and effect; (ii) neither HOMB nor any Subsidiary of HOMB is in material violation or breach of or material default thereunder; and (iii) no other party to any such Contract is, to HOMB’s Knowledge as of the date of this Agreement, in violation or breach of or default thereunder.

4.16 Brokers. Except for Piper Sandler & Co., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of HOMB or its Subsidiaries.

4.17 Information Supplied. None of the information supplied or to be supplied by HOMB or its Subsidiaries for inclusion or incorporation by reference in (a) the Proxy Statement/Prospectus, on the date it (or any amendment or supplement thereto) is first mailed to the Happy Shareholders or at the time of the Happy Shareholders’ Meeting, (b) the Registration Statement, when it or any amendment thereto becomes effective under the Securities Act, or (c) the documents and financial statements of HOMB incorporated by reference in the Proxy Statement/Prospectus, the Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by HOMB with respect to information supplied by Happy for inclusion in the Proxy Statement/Prospectus or the Registration Statement. The Proxy Statement/Prospectus and Registration Statement will, when filed by HOMB in final form with the SEC, comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder.

4.18 Ownership of Happy Common Stock. Neither HOMB, nor any of its Subsidiaries, or to HOMB’s Knowledge, any of its other Affiliates or associates, owns beneficially or of record, directly or indirectly, or, except for the Voting and Support Agreements, is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, shares of Happy Common Stock for its own account.

4.19 Related Party Transactions. Except as set forth in the HOMB SEC Filings, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between HOMB, Centennial or any of their Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of HOMB, Centennial or any of their Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding HOMB Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of HOMB) on the other hand, except those of a type available to employees of HOMB, Centennial or their Subsidiaries generally.

4.20 HOMB Information. True and complete copies of all documents listed in the HOMB Disclosure Schedule have been made available or provided to Happy. Except for the minutes and actions related to the process leading to this Agreement and the transactions contemplated hereunder, which have not yet been prepared, approved, executed and/or placed in HOMB’s corporate minute books, the corporate minute books, the books of account, stock record books and other financial and corporate records of HOMB, Centennial and each of its Subsidiaries are complete and correct in all material respects.

4.21 Investment Portfolio. All investment securities held by HOMB, Centennial or their Subsidiaries, as reflected in the financial statements included in the HOMB SEC Filings, are in all material respects carried in accordance with GAAP and in a manner consistent with the applicable guidelines issued by the HOMB Regulatory Agencies. Each of HOMB, Centennial and their Subsidiaries has good, valid and marketable title to all securities held by it, except securities sold under repurchase agreements or held in any fiduciary or agency capacity, free and clear of any Lien, except as set forth in the financial statements included in the HOMB SEC

Filings and except to the extent any such securities are pledged in the ordinary course of business consistent with prudent banking practices to secure obligations of HOMB, Centennial or their Subsidiaries.

4.22 Taxes.

(a) (i) All income and other material Tax Returns that were or are required to be filed on or before the Closing Date by HOMB, Centennial or their Subsidiaries have been or will be timely filed on or before the Closing Date, and all such Tax Returns are or will be true, correct and complete in all material respects and were or will be prepared in substantial compliance with all Applicable Laws; and (ii) all Taxes due and owing by HOMB, Centennial or their Subsidiaries (whether or not shown on the Tax Returns referred to in clause (i)) have been or will be timely paid in full on or before the Closing Date; (Neither HOMB, Centennial nor any of their Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return.

(b) No federal, state, local or non-U.S. tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to HOMB, Centennial or their Subsidiaries. Neither HOMB, Centennial nor any of their Subsidiaries has received from any federal, state, local or non-U.S. taxing authority (including jurisdictions where HOMB, Centennial or their Subsidiaries have not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any taxing authority against HOMB, Centennial or their Subsidiaries.

(c) There are no Liens on HOMB’s, Centennial’s or any of their Subsidiaries’ assets that arose in connection with any failure (or alleged failure) to pay any Tax other than Permitted Liens.

(d) Neither HOMB, Centennial nor any of their Subsidiaries has waived any statute of limitations in respect of income Taxes or agreed to any extension of time with respect to an income Tax assessment or deficiency.

(e) HOMB, Centennial and their Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other party.

(f) Neither HOMB, Centennial nor any of their Subsidiaries is (or has been) a party to any Tax allocation or sharing agreement (other than such an agreement or arrangement exclusively between or among HOMB, Centennial and their Subsidiaries). Neither HOMB, Centennial nor any of their Subsidiaries (A) has been a member of an Affiliated Group filing a consolidated federal Tax Return (other than a group the common parent of which was HOMB); or (B) has any liability for Taxes of any Person (other than HOMB, Centennial or their Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law) as a transferee, successor, by contract or otherwise.

(g) There are no joint ventures, partnerships, limited liability companies, or other arrangements or contracts to which HOMB, Centennial or their Subsidiaries is a party and that could be treated as a partnership for federal income Tax purposes.

(h) No claim has been made in the last five (5) years by a taxing authority in a jurisdiction where HOMB, Centennial or their Subsidiaries does not file Tax Returns that HOMB (or such Subsidiary) is or may be subject to taxation by that jurisdiction.

(i) Neither HOMB, Centennial nor any of their Subsidiaries has, in the last five (5) years, distributed stock of another corporation, or had its stock distributed by another corporation, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(j) Neither HOMB, Centennial nor any of their Subsidiaries is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k) Neither HOMB, Centennial nor any of their Subsidiaries has engaged in any “reportable transaction” or “listed transaction” under Section 6707A of the Code or Section 1.6011-4(b) of the Treasury Regulations.

(l) Neither HOMB, Centennial nor any of their Subsidiaries has obtained a private letter ruling or closing agreements from the Internal Revenue Service (or any comparable ruling from any other taxing authority).

(m) HOMB, Centennial and each of their Subsidiaries is in material compliance with all the terms and conditions of any Tax exemption or other Tax reduction agreement or order of a foreign or state government and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption or other Tax reduction agreement or order.

(n) Neither HOMB, Centennial nor any of their Subsidiaries has been, nor will any of them be, required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date (i) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions, events, or accounting methods employed prior to the transactions contemplated hereby, (ii) as a result of any installment sale or open transaction disposition made on or prior to the Closing Date, (iii) as a result of any prepaid amount received on or prior to the Closing Date; (iv) as a result of an election under Section 108(i) of the Code; or (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law).

(o) The unpaid Taxes of HOMB, Centennial and each of their Subsidiaries (a) did not, as of the Balance Sheet Date, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of HOMB’s Financial Statements (rather than in any notes thereto) and (b) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of HOMB, Centennial and each of their Subsidiaries in filing its Tax Returns. Since the Balance Sheet Date, neither HOMB, Centennial nor any of their Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(p) HOMB and Centennial have provided or otherwise made available to Happy all of HOMB’s, Centennial’s and each of their Subsidiaries’ books and records with respect to Tax matters pertinent to HOMB, Centennial and each of their Subsidiaries relating to any Tax periods commencing on or before the Closing Date.

4.23 Employee Benefit Matters.

(a) Section 4.23(a) of the HOMB Disclosure Schedule sets forth a true and complete list of each HOMB Employee Benefit Plan. Only employees and directors and former employees and directors (and their eligible dependents) of HOMB and its Subsidiaries participate in the HOMB Employee Benefit Plans. Neither HOMB nor any of its Subsidiaries has been notified that any HOMB Employee Benefit Plan is undergoing an audit or is subject to an investigation by any of the IRS, the United States Department of Labor (“DOL”) or other Governmental Authority.

(b) With respect to each HOMB Employee Benefit Plan, complete and correct copies of the following documents have been made available to Happy: (i) the most recent plan documents or written agreements thereof, and all amendments thereto and all related trust or other funding vehicles with respect to each such HOMB Employee Benefit Plan and, in the case of any HOMB Employee Benefit Plan that is not in written form, a written description of all material aspects of such plan; (ii) the most recent summary plan description, and all related summaries of material modifications thereto, if applicable; (iii) Forms 5500 (including schedules and attachments), financial statements and actuarial reports for the past three (3) years, if applicable; (iv) the most recent IRS determination letter or opinion letter and any pending application with respect to each such HOMB Employee Benefit Plan which is intended to qualify under Section 401(a) of the Code; and (v) all material correspondence to and from the IRS, DOL, or any other Governmental Agency within the past three (3) years relating to any Happy Employee Benefit Plan (other than the documentation provided under (iii) and (iv) above).

(c) No HOMB Employee Benefit Plan has been administered in a manner that would be expected to result in material liability to HOMB or Happy with respect to compliance with plan terms or with all Applicable Laws, including, but not limited to, ERISA, the Code, the Health Insurance Portability and Accountability Act and the Patient Protection and Affordable Care Act; and, with regard to each Employee Benefit Plan: (i) no Proceedings are pending, or to HOMB’s Knowledge, threatened; (ii) all premiums, contributions, or other payments required to have been made by Applicable Law or under the terms of any such HOMB Employee Benefit Plan or any Contract relating thereto have been made; (iii) all material reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any plan participant have been correctly filed or distributed; and (iv) no non-exempt “prohibited transaction” or “reportable event” has occurred within the meaning of the applicable provisions of ERISA or the Code.

(d) With respect to each HOMB Employee Benefit Plan intended to qualify under Section 401(a) of the Code, the IRS has issued a favorable determination letter or opinion letter or advisory letter upon which HOMB is entitled to rely under IRS pronouncements, no such determination letter, opinion letter or advisory letter has been revoked nor, to HOMB’s Knowledge, has revocation been threatened, and no circumstance exists that would reasonably be expected to result in the loss of such qualification.

(e) HOMB has at all times complied with COBRA in all material respects, and has maintained adequate records to evidence such compliance. No event or condition exists with respect to any HOMB Employee Benefit Plan that could result in any material tax under Section 4980B of the Code.

(f) No HOMB Employee Benefit Plan is, and neither HOMB nor any Affiliate maintains or contributes to, or has at any time maintained or contributed to, or has any liability, whether actual or contingent, under a plan subject to Section 302 or Title IV of ERISA or to Section 412 of the Code. No HOMB Employee Benefit Plan is or was at any time a multiemployer plan, as defined in Section 3(37) of ERISA, and neither HOMB nor any Affiliate has ever contributed to, or had an obligation to contribute to, or incurred any liability with respect to, any such multiemployer plan. None of the HOMB Employee Benefit Plans are part of, or have at any time been part of, a multiple employer welfare arrangement, as that term is defined in ERISA Section 3(40). No HOMB Employee Benefit Plan is or was at any time a multiple employer plan, as described in Code Section 413(c) or ERISA Sections 4063 or 4064, and neither HOMB nor any Affiliate has ever contributed to or had an obligation to contribute to any such plan.

(g) No participants in any HOMB Employee Benefit Plan participate in such plan pursuant to the terms of a collective bargaining agreement.

(h) Each HOMB Employee Benefit Plan that is a “nonqualified deferred compensation plan” within in the meaning of Section 409A of the Code has been operated in material documentary and operational compliance with Section 409A of the Code and the Treasury Regulations and other guidance promulgated thereunder.

4.24 Loans.

(a) Each loan, revolving credit facility, letter of credit or other extension of credit (including guarantees) or commitment to extend credit originated or acquired by HOMB and its Subsidiaries (collectively, “HOMB Loans”) (i) complies in all material respects with Applicable Laws, (ii) has been made, entered into or acquired by HOMB or one of its Subsidiaries in accordance with customary board of director-approved loan policies, (iii) is evidenced by promissory notes or other evidences of indebtedness, which are true, genuine and correct in all material respects, and which, together with all security agreements and guarantees, constitute a valid and legally binding obligation of the obligor named therein, and as applicable, HOMB or one of its Subsidiaries and are enforceable in accordance with their terms, (iv) is in full force and effect, and (v) to HOMB’s Knowledge, is not subject to any offset, recoupment, adjustment or any other valid or cognizable claim or defense by the applicable borrower; provided that the enforcement of each of (iii) and (v) above may be limited by applicable laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator or receiver, bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles. For purposes of this Section 4.24(a), the phrase “enforceable in accordance with its terms” as it relates to a HOMB Loan does not mean that the borrower has the financial ability to repay an HOMB Loan or that any collateral is sufficient to result in payment of the Loan secured thereby.

(b) (i) Each outstanding HOMB Loan (including HOMB Loans held for resale or previously sold to investors) has been solicited and originated and is administered and, where applicable, serviced, and the relevant files are being maintained, in accordance with the relevant loan documents, in each case in all material respects, HOMB’s underwriting and servicing standards (and, in the case of HOMB Loans held for resale or previously sold to investors, the underwriting standards, if any, of the applicable investors) in all material respects and with Applicable Laws and applicable requirements of any government-sponsored enterprise program in all material respects, and (ii) HOMB and its Subsidiaries have properly fulfilled in all material respects their contractual responsibilities and duties with respect to any HOMB Loan in which they act as the lead lender or servicer and have complied in all material respects with their duties as required under applicable regulatory requirements.

4.25 No Other Representations or Warranties. Except for the representations and warranties made by HOMB in this Agreement, neither HOMB, Centennial nor any other person makes any express or implied representation or warranty with respect to HOMB, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and HOMB hereby disclaims any such other representations or warranties.

ARTICLE V

COVENANTS

5.1 Conduct of Business of Happy. During the period from the date of this Agreement to the Closing Date, except (A) as otherwise expressly contemplated or permitted by this Agreement, (B) as set forth on Section 5.1 of the Disclosure Schedule, (C) as required by any Governmental Authority or Applicable Law, or (D) with the written consent of HOMB, Happy shall, and shall cause its Subsidiaries to, (x) maintain its existence under Applicable Law, (y) conduct its business and operations in the ordinary and usual course of business and in a manner consistent with prior practice and in accordance with Applicable Law, and (z) use commercially reasonable efforts to keep available the services of its current officers and employees and preserve the rights, franchises, goodwill and relations of its customers, clients and others with whom business relationships exist. Without limiting the foregoing, Happy covenants and agrees that between the date of this Agreement and the Closing Date, without the prior written consent of HOMB (which consent shall not be unreasonably withheld or delayed) or as expressly contemplated or permitted by this Agreement, or required by Applicable Law, or as set forth in Section 5.1 of the Disclosure Schedule, it shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(i) amend the Governing Documents of Happy or its Subsidiaries or otherwise add, amend or modify in any respect the duties or obligations of indemnification by Happy or such Subsidiary with respect to any of its respective directors, officers, employees, agents or other Persons;

(ii) adjust, split, combine or reclassify any shares of its capital stock or other equity interests or declare, set aside, make or pay any dividend or other distribution (whether in cash, shares, equity interests or property or any combination thereof) in respect of its capital stock or equity interests (other than to a wholly-owned Subsidiary of Happy), or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its securities (other than the withholding or acceptance of shares of Happy Common Stock as payment for the exercise price of Happy Stock Options or for withholding Taxes incurred in connection with the exercise of Happy Stock Options, in each case, that are outstanding on the date hereof and in accordance with past practice and the terms of the applicable award agreements);

(iii) except as required by Happy Material Contracts, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly-owned Subsidiary of Happy;

(iv) sell, lease, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any Person (except for sales of properties or assets in the ordinary course of business consistent with past practice) or merge or consolidate with any Person;

(v) acquire direct or indirect control over any business or Person, whether by stock purchase, merger, consolidation or otherwise; except, in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a Loan in the ordinary course of business consistent with past practice and with respect to Loans made to third parties who are not Affiliates of Happy;

(vi) other than in the ordinary course of business, incur any indebtedness (excluding bank deposits) for borrowed money (other than indebtedness of Happy or any of its wholly-owned Subsidiaries to Happy or any of its Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity; provided that Happy may continue to purchase federal funds and borrow money from the Federal Home Loan Bank System, the Federal Reserve Bank of Dallas or any other Governmental Authority in the ordinary course of business consistent with past practice;

(vii) make any change to its accounting methods, principles or practices, except as required by GAAP or Applicable Law;

(viii) except for any payments disclosed in Section 5.1(viii) of the Disclosure Schedule, (A) increase the compensation, severance, benefits, change of control payments or any other amounts payable, or pay or award, or commit to pay or award, any bonuses or incentive compensation, to its present or former officers, employees or directors, other than, in each case, nonmaterial increases in compensation or benefits for employees made in the ordinary course of business consistent with past practice and earned but unpaid bonuses with respect to any fiscal year ending prior to the Effective Time, (B) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Happy Employee Benefit Plan, other than any amendments in the ordinary course of business consistent with past practice that do not materially increase the cost to Happy, in the aggregate, of maintaining such Happy Employee Benefit Plan, or (C) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any such individual;

(ix) (A) grant any stock appreciation rights, options, restricted stock, restricted stock units, awards based on the value of Happy’s capital stock or other equity-based compensation or grant to any Person any right to acquire any shares of its capital stock, or amend or modify (including by way of interpretation) any of the foregoing; (B) issue or commit to issue any additional shares of capital stock of Happy, other than the issuance of shares of Happy Common Stock upon the exercise of any Happy Stock Options or Happy Stock Appreciation Rights that are outstanding on the date hereof and in accordance with the terms of the applicable award agreement; (C) issue, sell, lease, transfer, mortgage, encumber or otherwise dispose of any capital stock in any of Happy’s Subsidiaries; or (D) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;

(x) (A) make or change any Tax election, (B) settle or compromise any Tax liability, claim, audit or assessment, (C) fail to file any Tax Return when due (taking extensions into account) or fail to remit any Taxes due, whether or not shown on the Tax Return, (D) enter into any closing agreement, (E) agree to extend any statute of limitations relating to Taxes; (F) file any amended Tax Return or (G) surrender, offset or reduce any right to claim a Tax refund;

(xi) fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(xii) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking and operating policies or practices;

(xiii) except set forth in Section 5.1(xiii) of the Disclosure Schedule, file any application to establish, or to relocate or terminate the operations of, any banking office;

(xiv) make, or commit to make, any capital expenditures in excess of $1 million in the aggregate, other than as disclosed in Happy’s capital expenditure budget set forth in Section 5.1(xiv) of the Disclosure Schedule;

(xv) make, amend or renew any extension of credit, individually or in the aggregate with other extensions of credit to the same relationship, outside of the ordinary course of business or inconsistent with past practice;

(xvi) make, renew, or amend any extension of credit to a borrower who has an existing credit that falls into the past due 90 days or more, nonaccrual or classified categories, other than “Watch List”, described in Section 3.16(b) (i) - (iii) or would be subject to the Federal Reserve Board’s Regulation O, other than as permitted by Section 5.1(xxv);

(xvii) enter into, renew or amend any interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for its account or for the account of a customer of it, except in the ordinary course of business and consistent with past practice;

(xviii) (A) grant, extend, amend (except as required in the diligent prosecution of the Intellectual Property owned (beneficially, and of record where applicable) by or developed for Happy, waive, or modify any material rights in or to, sell, assign, lease, transfer, license, let lapse, abandon, cancel, or otherwise dispose of, or extend or exercise any option to sell, assign, lease, transfer, license, or otherwise dispose of, any Intellectual Property, or (B) fail to exercise a right of renewal or extension under any material agreement under which Happy is licensed or otherwise permitted by a third party to use any Intellectual Property (other than “shrink wrap” or “click through” licenses), unless Happy obtains a substantially similar license or right to use such Intellectual Property on terms as favorable as the terms under the existing agreement;

(xix) amend or extend any leases for real property other than as provided in Section 5.1(xix) of the Disclosure Schedule;

(xx) except for transactions in the ordinary course of business, terminate, amend, or waive any material provision of, any Happy Material Contract, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to Happy, or enter into any contract that would constitute a Happy Material Contract if it were in effect on the date of this Agreement;

(xxi) (A) settle any claim, action or proceeding other than claims, actions or proceedings in the ordinary course of business consistent with past practice involving solely money damages not in excess of $500,000 in the aggregate, or waive, compromise, assign, cancel or release any material rights or claims; or (B) agree or consent to the issuance of any settlement agreement, injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

(xxii) materially restructure or materially change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(xxiii) change in any material respect its credit policies and collateral eligibility requirements and standards;

(xxiv) participate in any program sponsored or administered by any Governmental Authority, which program is not part of the usual and customary banking business of Happy;

(xxv) engage in (or modify in a manner adverse to Happy) any transactions with any director or officer of Happy or its Affiliates, other than deposit relationships and other transactions in the ordinary course of business consistent with past practice, and extensions of credit which are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with Persons unaffiliated with Happy and did not involve more than the normal risk of collectability or present other unfavorable features;

(xxvi) adopt a plan of complete or partial liquidation or dissolution;

(xxvii) take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger or the Second-Step Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xxviii) agree to take, make any commitments to take, or adopt any resolutions of the board of directors or shareholders in support of, any of the actions prohibited by this Section 5.1;

(xxix) take or fail to take any action that would reasonably be expected to cause the representations and warranties made in ARTICLE III to be inaccurate in any material respect at the time of the Closing or preclude Happy from making such representations and warranties at the time of the Closing;

(xxx) take any action that is intended to or would reasonably be likely to result in any of the conditions set forth in ARTICLE VI not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby; or

(xxxi) take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Happy or its Subsidiaries to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

In addition to the foregoing restrictions, Happy agrees that the valuation of the Happy Common Stock for the purpose of any Happy Stock Appreciation Rights shall be consistent with the Merger Consideration calculation included herein meaning that the valuation of Happy Common Stock on any given date between the date hereof and the Effective Time shall be the Exchange Ratio multiplied by the volume-weighted average closing price per share of HOMB Common Stock as reported on Nasdaq (based on “regular way” trading) over the twenty (20) consecutive trading day period preceding such date.

5.2 Conduct of Business of HOMB. During the period from the date of this Agreement to the Closing Date, except (A) as otherwise expressly contemplated or permitted by this Agreement, (B) as set forth on Section 5.2 of the HOMB Disclosure Schedule, (C) as required by any Governmental Authority or Applicable Law, or (D) with the written consent of the Happy, HOMB and Centennial shall not, and shall cause their Subsidiaries not to, directly or indirectly:

(i) amend its Governing Documents in a manner that would materially and adversely affect the economic benefits of the Merger to the holders of Happy Common Stock;

(ii) adopt a plan of complete or partial liquidation or dissolution;

(iii) agree to take, make any commitments to take, or adopt any resolutions of the board of directors or shareholders in support of, any of the actions prohibited by this Section 5.2;

(iv) take or fail to take any action that would reasonably be expected to cause the representations and warranties made in ARTICLE IV to be inaccurate in any material respect at the time of the Closing or preclude HOMB from making such representations and warranties at the time of the Closing;

(v) take any action that is intended to or would reasonably be likely to result in any of the conditions set forth in ARTICLE VI not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby;

(vi) take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger or the Second-Step Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(vii) take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of HOMB or its Subsidiaries to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby, that would reasonably be expected to adversely affect or materially delay the ability of HOMB or its Subsidiaries to obtain the Regulatory Approvals, or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

5.3 Approvals and Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Happy and HOMB agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party and its respective Subsidiaries pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) obtaining all Regulatory Approvals and all other approvals necessary, proper or advisable actions or non-actions, waivers, consents, qualifications and approvals from Governmental Authorities and making all necessary, proper or advisable registrations, filings and notices and taking all steps as may be necessary to obtain an approval, waiver or exemption from any Governmental Authority; provided that nothing contained herein shall be deemed to require HOMB, or require or permit Happy, to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the permits, consents, approvals and authorizations of any Governmental Authority that would (A) reasonably be expected to result in HOMB or Centennial becoming subject to any cease-and-desist order or other order, formal or informal enforcement action issued by, or written agreement, consent agreement, operating agreement, memorandum of understanding, commitment letter or similar undertaking with, or any request to adopt any board resolutions by, any Governmental Authority, in each case solely resulting from or arising out of the conduct of Happy’s business, or (B) reasonably be expected to have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger, (including, for the avoidance of doubt, any determination by any Regulatory Agency or other Governmental Authority that the Mergers may not be consummated as contemplated herein or in a substantially similar manner immediately following the Effective Time or that any Happy Regulatory Agreement will not terminate and be of no further force and as of and following the consummation of the Merger) (any of the foregoing matters in clauses (A) and (B), a “Materially Burdensome Regulatory Condition”); (ii) obtaining all necessary, proper or advisable consents, qualifications, approvals, waivers or exemptions from nongovernmental Persons; and (iii) executing and delivering any additional documents or instruments necessary, proper or advisable to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b) Without limiting the generality of the foregoing, as soon as practicable and in no event later than thirty (30) calendar days after the date of this Agreement, HOMB and Happy shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required in order to obtain the Regulatory Approvals. HOMB and Happy shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such approval as promptly as reasonably practicable. The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Regulatory Approvals). Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing, other than material filed in connection therewith under a claim of confidentiality.

(c) Subject to Applicable Law (including Applicable Law relating to the exchange of information), the parties shall advise each other within twenty-four (24) hours of receiving any communication from any Governmental Authority in connection with the Regulatory Approvals that causes such party to believe that there is a reasonable likelihood that the Regulatory Approvals or any other consent or approval required hereunder will not be obtained or that the receipt of any such approval will be materially delayed.

(d) Upon the terms and subject to the conditions set forth in this Agreement, Happy agrees to use its reasonable best efforts to obtain (i) estoppel certificates dated as of the Closing Date executed by each landlord of Happy and its Subsidiaries (other than those landlords who have executed consents as contemplated by Section 3.4 of the Disclosure Schedule) in forms as may be reasonably acceptable to HOMB and (ii) the written authorizations, consents, notices and approvals identified on Section 3.4 of the Disclosure Schedule.

5.4 Access; Integration of Data Processing; Confidentiality.

(a) In order to facilitate the consummation of the transactions contemplated hereby and the integration of the business and operations of Happy and its Subsidiaries, subject to Section 5.4(c) and Applicable Laws relating to confidentiality and the exchange of information, Happy shall permit HOMB and its Subsidiaries and their respective officers, employees, counsel, accountants and other authorized representatives, access, throughout the period before the Closing Date, upon reasonable notice and at HOMB’s sole expense:

(i) during customary business hours, to all books, papers and records relating to the assets, properties, operations, obligations and liabilities of Happy and its Subsidiaries in which HOMB may have a reasonable interest; provided, however, that Happy shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would result in the waiver by it of the privilege protecting communications between it and any of its counsel or where such access or disclosure would contravene any Applicable Law or Order or binding agreement entered into prior to the date of this Agreement; provided, further, that the parties shall attempt to make appropriate substitute disclosure arrangements; and

(ii) during and, as reasonably required, outside of customary business hours, to telecommunications and electronic data processing systems, facilities and personnel of Happy and its Subsidiaries for the purpose of performing conversion activities related to data processing integration.

HOMB shall use commercially reasonable efforts to minimize any interference with the regular business operations of Happy and its Subsidiaries during any such access.

(b) At the request of HOMB, during the period from the date of this Agreement to the Closing, Happy shall, and shall cause its Subsidiaries and its and their respective officers and employees to, and shall make all reasonable efforts to cause their respective telecommunications and data processing service providers to (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers and/or HOMB), cooperate and assist HOMB in connection with preparation for an electronic and systematic conversion of all applicable data regarding Happy and its Subsidiaries to HOMB and its Subsidiaries’ systems of telecommunications and electronic data processing; provided, however, that no such conversion shall occur until the Closing. HOMB shall be responsible for reasonable and agreed upon costs incurred by Happy and its Subsidiaries, including all fees to third parties, in connection with any such efforts.

(c) Each of HOMB and Happy acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to them pursuant to this Agreement. If this Agreement is, for any reason, terminated prior to the Closing Date, the Confidentiality Agreement and the provisions of this Section 5.4(c) shall nonetheless continue in full force and effect.

5.5 Notification. Happy, on the one side, and HOMB, on the other side, shall promptly (and in any event within three (3) Business Days after becoming aware of any such breach) notify the other party or parties in writing (a) if it believes that such party or parties have breached any representation, warranty, covenant or agreement contained in this Agreement or (b) if it believes that any event shall have occurred that might reasonably be expected to result, individually or in the aggregate, in a failure of a condition set forth in Section 6.2 or Section 6.3 if continuing on the Closing Date.

5.6 Public Announcements. Happy and HOMB shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated hereby and shall not issue, and shall not permit any of their Subsidiaries to issue, any such press release or make any such public statement without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior written consent of the other party, issue such press release or make such public statement or filing as may be required by Applicable Law or Order, or any listing agreement with a national stock exchange or automated quotation system; provided, further, however that such party shall have first used reasonable best efforts to consult with the other party with respect to such release, statement or filing.

5.7 No Control of Happy. Nothing contained in this Agreement shall give HOMB or its Subsidiaries, directly or indirectly, the right to control or direct the operations of Happy prior to the Closing Date.

5.8 Employee Benefit Matters.

(a) As of the Closing Date, HOMB shall, or shall cause its applicable Subsidiary to, provide to each employee of Happy or its Subsidiaries who shall continue employment with the Surviving Corporation or any of its Subsidiaries following the Closing Date (a “Continuing Employee”) (i) base hourly wages or salaries, as applicable, as determined by HOMB in its sole discretion, and (ii) employee benefit plans, programs, policies and arrangements, as determined by HOMB in its sole discretion (but in no event greater than the base wages, salaries or employee benefits provided to HOMB’s similarly situated employees).

(b) At the Effective Time, Happy shall use best efforts to obtain from each recipient of an Employment Payment a general release and an acknowledgment of the Employment Payment (and termination of any related employment arrangement, if applicable) in a form to be mutually agreed upon by HOMB and Happy; provided, however, that no Employment Payment shall be made to any person if such general release and acknowledgment is not received by HOMB and a release is required from such person.

(c) With respect to any HOMB Employee Benefit Plan in which any Continuing Employee becomes eligible to participate on or after the Closing Date, HOMB shall use best efforts to (i) waive all preexisting conditions, actively at work requirements, exclusion and waiting periods with respect to participation and coverage requirements under any such HOMB Employee Benefit Plan to the extent they were inapplicable to, or were satisfied under, any Happy Employee Benefit Plan in which such Continuing Employee participated prior to the Closing Date; and (ii) ensure that each Continuing Employee receives full credit (including eligibility to participate, vesting, vacation entitlement and severance benefits, but excluding benefit accrual under any defined benefit HOMB Employee Benefit Plan or any such credit that would result in a duplication of benefits) under each HOMB Employee Benefit Plan in which such Continuing Employee becomes or may become a participant for service with the Surviving Corporation (or any predecessor to the Surviving Corporation and its Affiliates), solely to the extent such service was credited under the Happy Employee Benefit Plans. As of the Closing Date, HOMB shall, and shall cause its applicable Subsidiaries to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any vacation policy or arrangement listed on Section 3.23(a) of the Disclosure Schedule as of the Closing Date. With respect to each HOMB Employee Benefit Plan that is a health plan in which Continuing Employees participate after Closing, HOMB shall use best efforts to (A) cause to be waived any eligibility waiting period, any evidence of insurability requirement and the application of any pre-existing condition limitation under such plan to the extent such requirements or limitations were inapplicable to, or were satisfied under, any Happy Employee Benefit Plan in which such Continuing Employee participated prior to the Closing Date; and (B) cause each Continuing Employee to be given credit under such health plan with respect to the plan year in which the Closing Date occurs (“Closing Date Plan Year”) for amounts (such as deductibles and co-payments) paid under any similar Happy Employee Benefit Plan by such Continuing Employee, with respect to the Closing Date Plan Year, as though such amounts had been paid in accordance with the terms and conditions of any applicable HOMB Employee Benefit Plan and for which verification of such amounts is provided. Notwithstanding the foregoing, the HOMB Guardian Cancer Plan shall not be considered a “health plan” for purposes of the preceding sentence and therefore not subject to subclauses (A) and (B).

(d) HOMB and Happy acknowledge and agree that all provisions contained in this Section 5.8 are included for the sole benefit of HOMB and Happy and nothing contained herein shall (i) be construed as an amendment to any Happy Employee Benefit Plan or HOMB Employee Benefit Plan or the creation of any new employee benefit plan, (ii) create any third-party beneficiary or other rights in any other person, including any employee or former employee of any of HOMB or Happy or their respective Subsidiaries, or any dependent or beneficiary thereof or (iii) otherwise obligate HOMB or any of its Affiliates to maintain any particular Happy Employee Benefit Plan, HOMB Employee Benefit Plan or other employee benefit plan or retain the employment of any particular employee following the Closing Date. HOMB and Happy further acknowledge and agree that Happy and its Subsidiaries shall provide to HOMB all employee books and records relating to Continuing Employees no later than the Closing Date.

(e) Within 30 days of the signing of this Agreement, Happy shall amend the Happy Bancshares, Inc. Employee Stock Ownership/401(k) Trust to designate an independent trustee. Happy shall terminate the KSOP immediately prior to the Closing by resolution adopted by the board of directors of Happy, and simultaneously amend the KSOP to the extent necessary to comply with all Applicable Laws to the extent not previously amended. Said termination shall provide that all participants in the KSOP shall be fully vested in their account balances thereunder, and Happy shall notify the KSOP participants and beneficiaries of such termination prior to the Closing Date if required pursuant to Applicable Law. HOMB will permit rollover of KSOP assets by Continuing Employees in cash and with respect to loans, in kind, to a defined contribution retirement plan of HOMB or its Subsidiaries.

5.9 No Solicitation of Transaction by Happy.

(a) From the date hereof until the Closing Date, or, if earlier, the date on which this Agreement is terminated in accordance with ARTICLE VIII, Happy shall not, and shall cause all of its Subsidiaries and its and their respective Representatives to not, directly or indirectly, (i) take any action to solicit, initiate, seek, knowingly facilitate or encourage any inquiries or expressions of interest or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than HOMB and its Subsidiaries) any nonpublic information or data with respect to Happy or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal (other than the Merger), (iv) enter into any agreement in principle, arrangement, understanding, contract or agreement relating to an Acquisition Proposal (other than a confidentiality agreement which expressly permits Happy to comply with its obligations pursuant to this Section 5.9) (an “Acquisition Agreement”), or (v) propose or agree to do any of the foregoing. Upon execution of this Agreement, Happy shall, and shall cause each of its Subsidiaries and all of its and their respective Representatives to, immediately cease any discussions, negotiations or communications with any party or parties with respect to any Acquisition Proposal; provided, however, that nothing in this Section 5.9 shall preclude Happy or its Representatives from contacting any such party or parties solely for the purpose of complying with the provisions of the first clause of this sentence or to enforce the provisions of any confidentiality agreement entered into with any Person with respect to a potential Acquisition Proposal.

(b) Notwithstanding Section 5.9(a), Happy may take any of the actions described in clause (ii) of Section 5.9(a) if, but only if, (i) Happy has received a bona fide unsolicited written Acquisition Proposal, prior to Happy Shareholders’ Meeting, that did not result from a breach of this Section 5.9; (ii) Happy’s board of directors determines (in accordance with this Agreement and after consultation with its outside legal counsel and independent financial advisor) that such Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal; (iii) Happy has provided HOMB with at least three (3) calendar days’ prior notice of such determination; (iv) prior to furnishing or affording access to any information or data with respect to Happy or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, Happy receives from such Person a confidentiality agreement with terms no less favorable to Happy than those contained in the Confidentiality Agreement; and (v) the failure of Happy’s board of directors to furnish such information or access or enter into discussions or negotiations would violate its fiduciary duties to Happy Shareholders. Happy shall promptly provide to HOMB any non-public information regarding Happy or its Subsidiaries provided to any other Person that was not previously provided to HOMB, such additional information to be provided no later than the date of provision of such information to such other party.

(c) Happy shall promptly (and in any event within twenty-four (24) hours) notify HOMB in writing if any proposals or offers (or modified offers or proposals) are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Happy or any of its Subsidiaries or any of their respective Representatives, in each case constituting or in connection with any Acquisition Proposal, and such notice shall indicate (a) the name of the Person initiating such discussions or negotiations or making such proposal, (b) offer or information request and the material terms and conditions of any such proposals, offers or information requests (including the identity of the Person making or intending to make such any such proposals, offers or information requests, and (c) a copy of any proposal, offer or information request, if in writing, and any related documentation or correspondence. Happy shall keep HOMB fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such discussion, proposal, offer or information request.

(d) Nothing contained in this Agreement shall prevent Happy or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal in a manner consistent with Happy’s other obligations under this Section 5.9, it being agreed that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

5.10 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, HOMB shall (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director, officer or employee of Happy or any of Happy’s Subsidiaries (the “Indemnitees”) in respect of all claims, liabilities, losses, damages, judgments, fines, penalties costs and expenses (including legal expenses) in connection with any claim, suit, action, proceeding or investigation, whenever asserted, based on or arising out the fact that such Indemnitee was an officer, director or employee of Happy or any Subsidiary of Happy for acts or omissions by such Indemnitee in such capacity or taken at the request of Happy or any Subsidiary of Happy, at or any time prior to the Effective Time (including any claim, suit, action, proceeding or investigation relating to the Transactions), to the fullest extent permitted by Applicable Law and (ii) assume all obligations of Happy and Happy’s Subsidiaries to Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in Happy’s Governing Documents and the organizational documents of Happy’s Subsidiaries.

(b) HOMB shall maintain in effect for five (5) years after the Effective Time, the current directors’ and officers’ liability insurance policies maintained by Happy (provided that HOMB may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such officers and directors so long as substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to the Effective Time; provided that in no event shall HOMB be required to expend annually in the aggregate an amount in excess of $1,000,000 of the annual premium payment on Happy’s current policy in effect as of the date of this Agreement (the “Premium Cap”) and, in the event the cost of such coverage shall exceed that amount, HOMB shall purchase as much coverage as possible for such amount. In lieu of the foregoing, HOMB may obtain at or prior to the Effective Time a prepaid “tail” policy providing coverage equivalent to that described in the preceding sentence for an aggregate price of no more than the Premium Cap.

(c) The provisions of this Section 5.10 are intended for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and is in addition to, and not in substitution for, any other rights to indemnification or contribution that any Indemnitee may have under Happy Governing Documents, by contract or otherwise. In the event HOMB or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of HOMB or the purchaser of its assets and properties shall assume the obligations set forth in this Section 5.10. This Section 5.10 shall survive the Effective Time.

5.11 Efforts to Consummate; Further Assurances.

(a) HOMB and Happy agree to use, and to cause each of their Subsidiaries to use, reasonable best efforts to satisfy or cause to be satisfied as soon as practicable their respective obligations hereunder and the conditions precedent to the Closing.

(b) Prior to the Closing Date, each of the parties hereto shall promptly advise the other party of any change or event that, individually or in the aggregate, would reasonably be expected to cause or constitute a breach in any material respect of any of its representations, warranties or covenants contained herein.

5.12 Continuity of Business. HOMB will continue, directly or indirectly, at least one significant historic business line of Happy, or use at least a significant portion of Happy’s historic business assets in a business, in each case within the meaning of Treasury Regulations Section 1.368-1(d) except that HOMB may transfer Happy’s historic business assets (i) to a corporation that is a member of the HOMB’s “qualified group,” within the meaning of Treasury Regulations Section 1.368-1(d)(4)(ii); or (ii) to a partnership if (A) one or more members of HOMB’s “qualified group” have active and substantial management functions as a partner with respect to Happy’s historic business; or (B) members of HOMB’s “qualified group” in the aggregate own an interest in the partnership representing a significant interest in Happy’s historic business, in each case within the meaning of Treasury Regulations Section 1.368-1(d)(4)(iii).

5.13 Tax Matters.

(a) For federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). After the date of this Agreement (including, without limitation, after the Effective Time) subject to the other terms and conditions in this Agreement, each party hereto shall take any action that is required to cause the Merger to qualify, and will not take any actions or cause any actions to be taken which would reasonably be likely to prevent the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code. All parties hereto shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) The Chief Financial Officer of each of the HOMB and Happy shall execute and deliver to Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. and Alston & Bird LLP certificates substantially in the form agreed to by the parties and at such time or times as may reasonably be requested by such firms, including at the time the Registration Statement is filed with the SEC and the Effective Time, in connection with each firm’s delivery of its tax opinion pursuant to Section 6.2(f) and Section 6.3(f). Each of HOMB and Happy shall use its reasonable best efforts to cause such certificates to be delivered and not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 5.13(b).

5.14 Nasdaq Listing. HOMB shall, as promptly as practicable, file all documents, take all actions reasonably necessary and otherwise use its reasonable best efforts to (i) list, prior to the Effective Time if such listing is required to be made prior to the Effective Time under Nasdaq listing rules, the shares of HOMB Common Stock to be issued to the holders of Happy Common Stock as part of the Merger Consideration in connection with the Merger, or (ii) make such post-Closing filings with Nasdaq as may be required by the applicable rules thereof.

5.15 Litigations and Claims.

(a) HOMB shall promptly notify Happy in writing of any Proceeding, or of any claim, controversy or contingent liability that might reasonably be expected to become the subject of a Proceeding, against HOMB or its Subsidiaries, if such Proceeding or potential Proceeding is reasonably likely to result in a Material Adverse Change in HOMB. HOMB shall promptly notify Happy in writing of any Proceeding, pending or, to HOMB’s Knowledge, threatened against HOMB or its Subsidiaries that (A) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or any actions taken or to be taken by HOMB or Centennial with respect hereto, or (B) seeks to enjoin or otherwise restrain the transactions contemplated hereby.

(b) Happy shall promptly notify HOMB in writing of any Proceeding, or of any claim, controversy or contingent liability that might reasonably be expected to become the subject of a Proceeding, against Happy or any of its Subsidiaries, if such Proceeding or potential Proceeding is reasonably likely to result in a Material Adverse Change in Happy. Happy shall promptly notify HOMB in writing of any Proceeding, pending or, to Happy’s Knowledge, threatened against Happy or any of its Subsidiaries that (A) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by HOMB or its Subsidiaries with respect hereto or thereto, or (B) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. Happy shall give HOMB the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against Happy and/or its directors or Affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed without HOMB’s prior written consent (such consent not to be unreasonably withheld or delayed).

5.16 Preservation of Happy Name. HOMB shall take all actions reasonably necessary to continue the use of and to preserve and protect the names of Happy and its Subsidiaries, including, but not limited to, making any required applications or filings with the Texas Secretary, the Texas Department of Banking or any other applicable Governmental Authority in order to use the name of Happy and its Subsidiaries as an assumed name in Texas following the Closing. HOMB will cooperate with Happy to protect and defend the Intellectual Property rights in and exclusivity associated with the name of Happy and its Subsidiaries for future use in the United States and otherwise protect the value in the name of Happy and its Subsidiaries.

ARTICLE VI

CONDITIONS TO CLOSE

6.1 Conditions to Each Party’s Obligations. Each party’s obligation to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, any or all of which may be waived in whole or in part by the party entitled to the benefit thereof:

(a) No Orders. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Applicable Law or Order (whether temporary, preliminary or permanent) which has the effect of making illegal or preventing or prohibiting the consummation of the transactions contemplated by this Agreement.

(b) Shareholder Approval. The Requisite HOMB Vote shall have been obtained and Happy Shareholder Approval of the Merger and the execution, delivery and performance of this Agreement shall have been obtained.

(c) Registration Statement. The Registration Statement shall have been effective under the Securities Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities laws or the Securities Act relating to the issuance of the shares of HOMB Common Stock issuable pursuant to the Merger shall have been received.

6.2 Conditions to Obligations of HOMB. The obligations of HOMB to consummate the transactions contemplated hereby are also subject to the satisfaction, or waiver by HOMB, at or prior to the Closing Date of the following conditions:

(a) Accuracy of Representations and Warranties. For purposes of this Section 6.2(a), the accuracy of the representations and warranties of Happy set forth in this Agreement shall be assessed (i) as of the date of this Agreement and (ii) as of the Closing with the same effect as though all such representations and warranties had been made on and as of the Closing Date; provided that representations and warranties which are confined to a specified date shall speak only as of such date. The representations and warranties set forth in Sections 3.1, 3.2, 3.3(a) and (b)(x), 3.6, 3.11, 3.17, 3.28 and 3.31 shall be true and correct in all respects, except for inaccuracies which are de minimis in amount and effect, and the representations and warranties set forth in Section 3.5 shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Happy set forth in this Agreement (including the representations and warranties set forth in Sections 3.1, 3.2, 3.3(a) and (b)(x), 3.5, 3.6, 3.11, 3.17, 3.28 and 3.31) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Change or Material Adverse Effect with respect to Happy; provided that, for purposes of this sentence only, those representations and warranties which are qualified as to “materiality,” “Material Adverse Change” or “Material Adverse Effect” or as to “Happy’s Knowledge” shall be deemed not to include such qualifications.

(b) Compliance with Covenants and Obligations. Happy shall have performed and complied in all material respects with all of its covenants and obligations required by this Agreement to be performed or complied with prior to or at the Closing Date.

(c) Agreements with certain Executives and Employees.

(i) An executed employment agreement with Mikel Williamson shall have been executed and not revoked by Mr. Williamson; and

(ii) An executed noncompetition and nonsolicitation agreement with J. Pat Hickman shall have been executed and not revoked by Mr. Hickman.

(d) Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and shall not contain or result in the imposition of any Materially Burdensome Regulatory

Condition as contemplated by Section 5.3(a), and all statutory waiting periods in respect thereof shall have expired or been terminated.

(e) Happy Closing Deliverables. Happy shall have delivered to HOMB, each of the certificates, instruments, agreements, documents, assets and other items required to be delivered by it pursuant to Section 2.17 at or prior to the Closing Date.

(f) Tax Opinion. HOMB shall have received a written opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. dated as of the Closing Date and based on facts, representations and assumptions described in such opinions, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. will be entitled to receive and rely upon customary certificates and representations of the Chief Financial Officer of each of Happy and HOMB as referenced in Section 5.13(b).

(g) Sale of REO. The sale of the real property described on Section 6.2(g) of the HOMB Disclosure Schedule to an unaffiliated third party shall have been completed.

(h) Termination of KSOP. The KSOP shall have been terminated in accordance with the terms of the KSOP, ERISA, and all other applicable law and regulations on a basis satisfactory to HOMB; provided, that, certain winding up may take place following Closing as necessary.

(i) Termination of Happy Employee Benefit Plans. Other Happy Employee Benefit plans shall be terminated or frozen if requested by HOMB in writing at least thirty (30) days before the Closing Date. Such terminations shall be in accordance with the Happy Employee Benefit Plan’s terms, ERISA and all other applicable laws and regulations on a basis satisfactory to HOMB.

(j) Wind-Up of Commerce KSOP. The account balances of the Commerce KSOP shall have been distributed in cash or in kind to the participants thereof or their respective beneficiaries, with the right of tax-free rollover, to the extent permitted by law, in accordance with the election (if any) of the distributee, the terms of the Commerce KSOP, ERISA, and all other applicable law and regulations on a basis satisfactory to HOMB.

(k) No Increase in Outstanding Shares. Other than as a result of (i) the issuance of shares of Happy Common Stock upon the exercise of any Happy Stock Options and Happy Stock Appreciation Rights that are outstanding on the date hereof and in accordance with the terms of the applicable award agreement and (ii) issuances required to be made to the KSOP, the number of shares of outstanding Happy Common Stock as of the Effective Time shall not exceed the number of outstanding shares of Happy Common Stock referenced in Section 3.6(a) hereof.

(l) Audit and Inspection of Precious Metals. HOMB’s completion of an audit and inspection of the precious metal assets held in safekeeping by Happy at third party depository locations, including documents and records related to such assets and confirmation that such audit and inspection results in no material differences with Happy’s records.

(m) Environmental. HOMB’s confirmation that the environmental reports obtained by HOMB between the date hereof and the Effective Time do not reflect environmental conditions exceeding $10 million in the aggregate in remediation and other costs associated therewith.

6.3 Conditions to the Obligations of Happy. The obligation of Happy to consummate the transactions contemplated by this transaction is also subject to the satisfaction, or waiver by Happy, at or prior to the Closing Date of the following conditions:

(a) Accuracy of Representations and Warranties. For purposes of this Section 6.3(a), the accuracy of the representations and warranties of HOMB set forth in this Agreement shall be assessed (i) as of the date of this Agreement and (ii) as of the Closing with the same effect as though all such representations and warranties had been made on and as of the Closing Date; provided that representations and warranties which are confined to a specified date shall speak only as of such date. The representations and warranties set forth in Sections 4.1, 4.2, 4.3(a), 4.6 and 4.16 shall be true and correct in all respects, except for inaccuracies which are de minimis in amount and effect, and the representations and warranties in Section 4.5 shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of HOMB set forth in this Agreement (including the representations and warranties set forth in Sections 4.1, 4.2, 4.3(a), 4.5, 4.6 and 4.16) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Change or Material Adverse Effect with respect to HOMB; provided that, for purposes of this sentence only, those representations and warranties which are qualified as to “materiality,” “Material Adverse Change” or “Material Adverse Effect” or as to “HOMB’s Knowledge” shall be deemed not to include such qualifications.

(b) Compliance with Covenants and Obligations. HOMB shall have performed and complied in all material respects with all of its covenants and obligations required by this Agreement to be performed or complied with prior to or at the Closing Date.

(c) Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and shall not contain or result in the imposition of any Materially Burdensome Regulatory Condition as contemplated by Section 5.3(a), and all statutory waiting periods in respect thereof shall have expired or been terminated.

(d) Listing. The shares of HOMB Common Stock to be issued to the Happy Stockholders as part of the Merger Consideration in the Merger shall have been approved for listing on Nasdaq.

(e) HOMB Closing Deliverables. HOMB shall have delivered to Happy, each of the certificates, instruments, agreements, documents, assets and other items required to be delivered by it pursuant to Section 2.18 at or prior to the Closing Date.

(f) Tax Opinion. Happy shall have received a written opinion of Alston & Bird LLP, dated as of the Closing Date and based on facts, representations and assumptions described in such opinions, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinions, Alston & Bird LLP will be entitled to receive and rely upon customary certificates and representations of the Chief Financial Officer of each of Happy and HOMB as referenced in Section 5.13(b).

(g) Actions for Use of Happy Names. HOMB shall deliver assumed name certificates filed with the Texas Secretary for the use of the names of Happy and its Subsidiaries following the Closing. HOMB shall have obtained any required approvals and take any other actions necessary for the use of the names of Happy and its Subsidiaries.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by the mutual written consent of Happy and HOMB;

(b) by either Happy, on the one hand, or HOMB, on the other hand, if the Closing Date shall not have occurred on or before the first (1st) anniversary of the date of this Agreement; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing Date to occur on or prior to such date;

(c) by either Happy, on the one hand, or HOMB, on the other hand, in the event of (i) a material breach by the other party of any representation or warranty contained this Agreement, which breach cannot be or has not been cured within forty-five (45) days after the giving of written notice to the breaching party of such breach, and which breach or breaches would result in a failure to satisfy any condition to HOMB’s or Happy’s obligations set forth in Section 6.2 or Section 6.3, respectively, or (ii) a material breach by the other party of any of its obligations contained in this Agreement, which breach cannot be or has not been cured within forty-five (45) days after the giving of written notice to the breaching party of such breach, and which breach or breaches would result in a failure to satisfy any condition to HOMB’s or Happy’s obligations set forth in Section 6.2 or Section 6.3, respectively;

(d) by either Happy, on the one hand, or HOMB, on the other hand, if (i) final action has been taken by a Regulatory Agency whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (x) has become final and nonappealable and (y) does not approve this Agreement or the transactions contemplated hereby, or (ii) any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, or final nonappealable judgment which has the effect of making illegal the consummation of the transactions contemplated by this Agreement;

(e) by HOMB if (i) the board of directors of Happy (or any committee thereof) shall have failed to make the Happy Recommendation or shall have made an Adverse Happy Recommendation Change (including by, in the case of a tender or exchange offer, failing to promptly recommend rejection of such offer), or (ii) Happy shall have materially breached any of the provisions set forth in Sections 2.14 and 5.9;

(f) by Happy if (i) the board of directors of HOMB (or any committee thereof) shall have failed to make the HOMB Board Recommendation or shall have made an Adverse HOMB Recommendation Change, or (ii) HOMB shall have materially breached any of the provisions set forth in Section 2.16;

(g) by HOMB or Happy, if either (i) the Happy Shareholders fail to approve this Agreement at the Happy Shareholders’ Meeting, or at any adjournment or postponement thereof or (ii) the Requisite HOMB Vote is not obtained at the HOMB Shareholders’ Meeting or at any adjournment or postponement thereof; provided, that the right to terminate this Agreement under this Section 7.1(g) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure to obtain such approval; or

(h) By HOMB if ten percent (10%) or more of the outstanding shares of Happy Common Stock are Appraisal Shares.

7.2 Notice of Termination; Effect of Termination. The party desiring to terminate this Agreement pursuant to this Article VII (other than pursuant to Section 7.1(a)) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination, and any such termination in accordance with this Section 7.2 shall be effective immediately upon delivery of such written notice to the other party. If this Agreement is terminated pursuant to this Article VII, it will become void and of no further effect, with no liability on the party of any party to this Agreement (or any stockholder, director, officer, employee, agent, or Representative of such party) to any other party hereto, except: (a) with respect to Section 5.4(c), this Section 7.2, Section 7.6, and Article VIII (and any related definitions contained in any such Sections or Article), which shall remain in full force and effect; and (b) with respect to any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud or the breach by another party of any of its representations, warranties, covenants, or other agreements set forth in this Agreement.

7.3 Fees and Expenses Following Termination.

(a) If this Agreement is terminated by HOMB pursuant to Section 7.1(e), then Happy shall pay to HOMB (by wire transfer of immediately available funds), within two (2) Business Days after such termination, a fee in an amount equal to $35 million (the “Termination Fee”), plus, HOMB’s expenses actually incurred by HOMB on or prior to the termination of this Agreement.

(b) Notwithstanding anything to the contrary in this Agreement, in the event that (i) an Acquisition Proposal with respect to Happy shall have been communicated to or otherwise made known to the shareholders or senior management or Board of Directors of Happy, or any Person or group of Persons shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to Happy after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by HOMB or Happy pursuant to Section 7.1(b) (if the Happy Shareholder Approval has not theretofore been obtained), (B) by HOMB pursuant to Section 7.1(c) or (C) by HOMB or Happy pursuant to Section 7.1(g) as a result of the Happy Shareholders failure to approve this Agreement at the Happy Shareholders’ Meeting and (iii) prior to the date that is twelve (12) months after the date of such termination Happy consummates a transaction of a type set forth in the definition of “Acquisition Proposal” or enters into an Acquisition Agreement, then Happy shall on the earlier of the date such transaction is consummated or any such Acquisition Agreement is entered into, pay to HOMB (by wire transfer of immediately available funds) the Termination Fee, plus, HOMB’s expenses actually incurred by HOMB on or prior to the date such transaction is consummated or any such Acquisition Agreement.

ARTICLE VIII

MISCELLANEOUS

8.1 Notices. All notices, requests, consents, claims, demands, waivers, and other communications under this Agreement shall be in writing and shall be deemed given upon the earlier of actual receipt or (a) when delivered by hand providing proof of delivery; (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the date sent by e-mail if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the following addresses (or to such other Persons or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.1:

(a)	if to HOMB, to:

Home BancShares, Inc.

719 Harkrider, Suite 100

Conway, Arkansas 72032

Attention:	John W. Allison
Telephone:	_____________________
Email:	_____________________

with a copy (which shall not constitute notice) to:

Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.

425 W. Capitol Avenue, Suite 1800

Little Rock, Arkansas 72201

Attention:	C. Douglas Buford, Jr.
Telephone:	(501) 688-8866
Email:	dbuford@mwlaw.com

and

(b)	if to Happy, to:

Happy Bancshares, Inc.

701 S. Taylor

Amarillo, Texas 79101

Attention:	Mikel Williamson & J. Pat Hickman
Telephone:	_____________________
Email:	_____________________

with a copy (which shall not constitute notice) to:

Alston & Bird LLP

2200 Ross Avenue, Suite 2300

Dallas, Texas 75201

Attention:	Sanford M. Brown
Telephone:	(214) 922-3505
Email:	sanford.brown@alston.com

8.2 Entire Agreement. This Agreement (including all exhibits, annexes, and schedules referred to herein, including but not limited to, the Disclosure Schedules hereto), together with the Voting and Support Agreements and the other documents and agreements delivered at the Closing Date pursuant to the provisions hereof constitute the full and entire understanding and agreement of the parties hereto in respect of its subject matter, and supersedes all prior agreements, understandings (oral and written) and negotiations between or among the parties with regard to such subject matter. The Disclosure Schedules and the Confidentiality Agreement constitute a part hereof as though set forth in full herein.

8.3 Amendments. This Agreement (including the Disclosure Schedules attached hereto) may not be modified, amended, supplemented, cancelled or discharged, except by a written instrument executed by all parties hereto.

8.4 Waivers. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. Any waiver, permit, consent or approval of any kind or character by any party of any breach or default under this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

8.5 Binding Effect; Assignment; No Third Party Beneficiaries. The rights and obligations of this Agreement shall be binding on and enforceable by the parties hereto and their respective successors and permitted assigns. Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned by Happy or HOMB without the express prior written consent of the other party. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in Section 5.10.

8.6 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed entirely within such state, without giving effect to its principles of conflicts of laws; provided that the TBOC and the ABCA, as applicable, shall govern to the extent mandatorily applicable to Texas corporations and Arkansas corporations, respectively. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in any federal or state court of competent jurisdiction located in (a) Dallas County, Texas, if initiated by HOMB or Centennial, or (b) Faulkner County, Arkansas if initiated by Happy or Target Bank. Each of the parties hereto submits to the exclusive jurisdiction of such courts in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

8.7 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.7.

8.8 Cumulative Remedies; Specific Performance.

(a) All rights and remedies conferred upon a party pursuant to this Agreement or otherwise afforded by Applicable Law to any party, shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity, and the exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

(b) Without limiting the rights of a party hereto to pursue all other legal and equitable rights available to such party for another party’s failure to perform its obligations under this Agreement, the parties hereto acknowledge and agree that the remedy at law for any failure to perform their respective obligations hereunder would be inadequate and that each party shall be entitled to specific performance, injunctive relief or other equitable remedies in the event of any such failure.

(c) Each party further agrees that: (i) no such party will oppose the granting of an injunction or specific performance as provided herein on the basis that the other party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or in equity; (ii) no such party will oppose the specific performance of the terms and provisions of this Agreement; and (iii) no other party or any other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.8, and each party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.

8.9 Expenses. Except as set forth in Article VII, each party to this Agreement shall bear its own expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, whether or not such transactions are consummated, including all fees and expenses of agents, representatives, counsel and accountants.

8.10 Prevailing Party. In the event that any litigation between the parties hereto should arise as the result of any breach or alleged breach of this Agreement, the prevailing party in said litigation shall be entitled to recover its reasonable attorneys’ fees and costs, including attorneys’ fees and costs incurred in litigating entitlement to attorneys’ fees and costs and in determining or quantifying the amount of recoverable attorneys’ fees and costs (through both trial and appellate levels) from the nonprevailing party.

8.11 Counterparts; Effectiveness; Electronic Signatures. This Agreement may be executed in two (2) or more counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement will become effective when each party to this Agreement has received counterparts signed by all of the other parties. Handwritten signatures to this Agreement transmitted by electronic transmission (for example, through use of a Portable Document Format or “PDF” file) shall be valid and effective to bind the party so signing. Each party agrees to promptly deliver to the other party an executed original of this Agreement with its actual signature, but a failure to do so shall not affect the enforceability of this Agreement, it being expressly agreed that each party to this Agreement shall be bound by its own electronically transmitted handwritten signature and shall accept the electronically transmitted handwritten signature of the other party to this Agreement.

8.12 Nonsurvival. None of the representations, warranties, covenants and agreements set forth in this Agreement other than this Section 8.12 shall survive the Effective Time, except for those covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

8.13 Severability. If any term of provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provisions in any other jurisdiction. Upon such determination that any term or other provisions is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

[Remainder of page was intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger on the day and year first above written.

HOME BANCSHARES, INC., an Arkansas corporation

By:	/s/ John W. Allison
Name:	John W. Allison
Title:	President and Chief Executive Officer

CENTENNIAL BANK, an Arkansas state bank

By:	/s/ Tracy M. French
Name:	Tracy M. French
Title:	President and Chief Executive Officer

HAPPY BANCSHARES, INC. a Texas corporation

By:	/s/ J. Pat Hickman
Name:	J. Pat Hickman
Title:	President and Chairman of the Board

HAPPY STATE BANK, a Texas banking association

By:	/s/ Mikel Williamson
Name:	Mikel Williamson
Title:	President and Chief Executive Officer

AMENDMENT AND JOINDER AGREEMENT

This AMENDMENT AND JOINDER AGREEMENT (“Amendment and Joinder”), dated as of October 18, 2021, is entered into by and among Home BancShares, Inc., an Arkansas corporation (“HOMB”), Centennial Bank, an Arkansas state bank and a direct wholly-owned subsidiary of HOMB (“Centennial”), Happy Bancshares, Inc., a Texas corporation (“Happy”), and Happy State Bank, a Texas banking association and a direct wholly-owned subsidiary of Happy (“Target Bank”), all of the foregoing as parties to that certain Agreement and Plan of Merger, dated as of September 15, 2021 (as amended hereby, and from time to time hereafter, the “Merger Agreement”), and by HOMB Acquisition Sub III, Inc., an Arkansas corporation and a direct wholly-owned subsidiary of HOMB (“Acquisition Sub”).

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Merger Agreement.

WITNESSETH:

WHEREAS, the Merger Agreement, among other things and subject to its terms and conditions, provides that the parties thereto will consummate a business combination transaction in which Happy will merge with and into HOMB, with HOMB being the surviving entity in the Merger;

WHEREAS, Section 2.1(b) of the Merger Agreement permits HOMB to change the method of effecting the combination (including by providing for the merger of Happy with a wholly-owned Subsidiary of HOMB), and Happy agrees therein to enter into such amendments to the Merger Agreement as HOMB may reasonably request in order to give effect to such restructuring, provided, however, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration provided for in the Merger Agreement or (ii) adversely affect the Tax treatment of the Merger with respect to the Happy Shareholders;

WHEREAS, HOMB has incorporated Acquisition Sub as its wholly-owned Subsidiary, specifically for the purpose of effecting the combination;

WHEREAS, the board of directors of Acquisition Sub has authorized its execution of this Amendment and Joinder; and

WHEREAS, the parties desire to make some corrections to the Merger Agreement as provided herein.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants, and agreements contained in this Amendment and Joinder, and subject to the conditions contained in this Amendment and Joinder, the parties, intending to be legally bound, agree as follows:

1. Amendments.

(a) From and after the date hereof, all references to “Merger” in this Amendment and Joinder and in the Merger Agreement shall mean and refer to, collectively, (i) the merger of HOMB Acquisition Sub III, Inc. with and into Happy, and (ii) the merger of Happy with and into HOMB. In addition, the merger described in subclause (i) is sometimes referred to as the “Reverse Merger” and the merger described in subclause (ii) is sometimes referred to as the “Upstream Merger.”

(b) Section 1.2 of the Merger Agreement is hereby amended by the addition, in alphabetical order, of “Acquisition Sub” as a defined term, and “2.1(a)” as the corresponding section reference.

(c) Section 2.1(a) of the Merger Agreement is hereby amended to read in its entirety as follows:

Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, (i) HOMB Acquisition Sub III, Inc., an Arkansas corporation and wholly-owned Subsidiary of HOMB (“Acquisition Sub”), shall merge with and into Happy; (ii) the separate corporate existence of

Acquisition Sub will cease; and (iii) Happy will continue its corporate existence as the surviving corporation in such merger as a wholly owned subsidiary of HOMB. Immediately following the merger of Acquisition Sub with and into Happy, and as part of a single integrated transaction, (A) Happy shall merge with and into HOMB; (B) the separate corporate existence of Happy will cease; and (C) HOMB will continue its corporate existence as the surviving corporation in such merger (hereinafter referred to for the period at and after the Effective Time as the “Surviving Corporation”).

(d) Section 2.4(a) of the Merger Agreement is hereby amended to read in its entirety as follows:

Subject to the terms and conditions of this Agreement, on the Closing Date, Acquisition Sub and HOMB shall each file articles of merger complying with the requirements of the TBOC (the “Texas Articles of Merger”) with the Secretary of State of the State of Texas (the “Texas Secretary”) and articles of merger complying with the requirements of the ABCA (the “Arkansas Articles of Merger,” and together with the Texas Articles of Merger, the “Articles of Merger”) with the Secretary of State of the State of Arkansas (the “Arkansas Secretary”). Each of the Reverse Merger and the Upstream Merger shall become effective at such time as may be agreed by the parties and specified in the respective Articles of Merger in accordance with the relevant provisions of the TBOC and the ABCA (the effective time of each merger being hereinafter referred to as the “Effective Time,” provided, however, that if the Reverse Merger or Upstream Merger is not specified with respect to Effective Time, it shall be deemed to be a reference to the Reverse Merger unless the circumstances indicate otherwise).

(e) Section 2.5 of the Merger Agreement is hereby amended to read in its entirety as follows:

Effects of the Merger. From and after the Effective Time of the Reverse Merger, the Reverse Merger shall have the effects set forth in this Agreement and in the applicable provisions of the ABCA and the TBOC. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time of the Reverse Merger, all property, rights, privileges, immunities, powers, franchises, licenses, and authority of Happy and Acquisition Sub shall vest in Happy, and all debts, liabilities, obligations, restrictions and duties of each of Happy and Acquisition Sub shall become the debts, liabilities, obligations, restrictions, and duties of Happy. From and after the Effective Time of the Upstream Merger, the Upstream Merger shall have the effects set forth in this Agreement and in the applicable provisions of the ABCA and the TBOC. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time of the Upstream Merger, all property, rights, privileges, immunities, powers, franchises, licenses, and authority of HOMB and Happy shall vest in HOMB, and all debts, liabilities, obligations, restrictions and duties of each of HOMB and Happy shall become the debts, liabilities, obligations, restrictions, and duties of HOMB.

(f) Section 2.6 of the Merger Agreement is hereby amended to read in its entirety as follows:

The Certificate of Formation of Happy, as in effect immediately prior to the Effective Time of the Reverse Merger, shall become and remain the Certificate of Formation of Happy as the surviving corporation in the Reverse Merger until amended in accordance with the respective terms thereof and applicable law. The Bylaws of Happy, as in effect immediately prior to the Effective Time of the Reverse Merger, shall become and remain the Bylaws of Happy as the surviving corporation in the Reverse Merger until amended in accordance with the respective terms thereof and applicable law. The Articles of Incorporation of HOMB, as in effect immediately prior to the Effective Time of the Upstream Merger, shall become and remain the Articles of Incorporation of the Surviving Corporation until amended in accordance with the respective terms thereof and applicable law. The Bylaws of HOMB, as in effect immediately prior to the Effective Time of the Upstream Merger, shall become and remain the Bylaws of HOMB as the Surviving Corporation until amended in accordance with the respective terms thereof and applicable law.

(g) Section 2.7 of the Merger Agreement is hereby amended to read in its entirety as follows:

As of the Effective Time of the Reverse Merger:

(a)	The directors of Happy as the surviving corporation in the Reverse Merger shall equal the number of directors of and be the directors of Acquisition Sub who were serving immediately prior to the Effective Time of the Reverse Merger, each of whom shall serve as a director of Happy as the surviving corporation in the Reverse Merger until his or her respective successor has been duly elected and qualified, or until his or her earlier death, resignation or removal in accordance with the Certificate of Formation and Bylaws of Happy.

(b)

The officers of Happy as the surviving corporation in the Reverse Merger shall be the officers of Acquisition Sub who were serving immediately prior to the Effective Time, each of whom shall serve until his or her respective successor is duly appointed and qualified or his or her earlier death, resignation or removal from office in accordance with the Certificate of Formation and Bylaws of Happy as the surviving corporation in the Reverse Merger.

As of the Effective Time of the Upstream Merger:

(a)

The directors of the Surviving Corporation shall equal the number of directors of and be the directors of HOMB who were serving immediately prior to the Effective Time of the Upstream Merger, each of whom shall continue to serve as a director of the Surviving Corporation until his or her respective successor has been duly elected and qualified, or until his or her earlier death, resignation or removal in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation. J. Pat Hickman shall be appointed following the Effective Time of the Upstream Merger to serve as an additional director of the Surviving Corporation.

(b)

The officers of the Surviving Corporation shall be the officers of HOMB who were serving immediately prior to the Effective Time of the Upstream Merger, each of whom shall continue to serve until his or her respective successor is duly appointed and qualified or his or her earlier death, resignation or removal from office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

(h) Section 2.8 of the Merger Agreement is hereby amended to read in its entirety as follows:

Subject to the other provisions of this Agreement, at the Effective Time of the Reverse Merger and Upstream Merger, as applicable, as a result of the Merger and without any action on the part of HOMB, Happy, Acquisition Sub or the holder of any capital stock of any of the foregoing:

(a) Merger Consideration. Each share of the common stock of Happy, $1.00 par value (the “Happy Common Stock”), issued and outstanding immediately prior to the Effective Time of the Reverse Merger (excluding any Excluded Shares and any Appraisal Shares) shall, by virtue of the Reverse Merger and without any action on the part of the holder thereof, be converted into and shall thereafter represent the right to receive (subject to ARTICLE VII), without interest, that number of shares of HOMB Common Stock that equals the Exchange Ratio. For purposes of this Agreement, the “Merger Consideration” means the right to receive the consideration described in the preceding sentence pursuant to the Reverse Merger with respect to each issued and outstanding share of Happy Common Stock (excluding any Excluded Shares and any Appraisal Shares), together with any cash in lieu of fractional shares as specified in Section 2.9(d).

(b) Reverse Merger Cancellation of Shares. Shares of Happy Common Stock, when converted in accordance with Section 2.8(a), shall cease to be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Certificate or Book Entry Share shall cease to have any rights with respect thereto, except the right to receive in respect of each share of Happy Common Stock previously represented thereby (i) the consideration set forth in Section 2.8(a), (ii) any dividends or other distributions to which the holder thereof becomes entitled in accordance with Section 2.9(c), and (iii) any cash to be paid in lieu of any fractional shares of HOMB Common Stock in accordance with Section 2.9(d), in each case without interest, and in each case to be issued or paid in consideration therefor upon the surrender of such Certificate or Book Entry Share in accordance with Section 2.9.

(c) Reverse Merger Treasury Stock; Excluded Shares. All shares of Happy Common Stock held by Happy as treasury shares or otherwise, or by HOMB or by any wholly-owned Subsidiary of HOMB or Happy, immediately prior to the Effective Time of the Reverse Merger (other than

(i) shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (ii) shares held, directly or indirectly, by HOMB, Happy, or any wholly-owned Subsidiary of HOMB or Happy in respect of a debt previously contracted) shall automatically be cancelled and retired and will cease to exist as of the Effective Time of the Reverse Merger, and no consideration shall be delivered or deliverable in exchange therefor (all such shares, the “Excluded Shares”).

(d) Reverse Merger Survivor Common Stock. Each share of common stock of Acquisition Sub issued and outstanding immediately prior to the Effective Time of the Reverse Merger shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of Happy which shall be held by HOMB.

(e) Upstream Merger Cancellation of Shares. At the Effective Time of the Upstream Merger, the sole share of Happy stock which shall be held by HOMB, shall be canceled and retired and shall cease to exist.

(f) No Effect on HOMB Common Stock. Each share of HOMB Common Stock outstanding immediately prior to the Effective Time of the Upstream Merger and the Effective Time of the Reverse Merger shall remain issued and outstanding and shall not be affected by the consummation of the Merger.

(i) Section 2.11 of the Merger Agreement is hereby amended to read in its entirety as follows: At the Closing Date, the stock transfer books of Happy shall be closed and thereafter there shall be no further registration of transfers of shares of Happy Common Stock on the records of Happy, except for the cancellation of such shares in connection with the Merger and the issuance of a share to HOMB in connection with the Reverse Merger. From and after the Effective Time of the Reverse Merger, the holders of Certificates or Book Entry Shares that evidenced ownership of shares of Happy Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law. If, after the Effective Time of the Reverse Merger, bona fide Certificates or Book Entry Shares are presented to HOMB for any reason, they shall be cancelled and exchanged as provided in this ARTICLE II.

(j) Section 2.16(a) is hereby amended to read in its entirety as follows: HOMB shall take all action necessary in accordance with applicable laws and HOMB’s current Articles of Incorporation and Bylaws to duly give notice of, convene and hold a meeting of its shareholders (the “HOMB Shareholders’ Meeting”), to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, for the purpose of obtaining the approval by HOMB shareholders of the issuance of HOMB Common Stock in connection with the Merger for purposes of Nasdaq Listing Rule 5635 and any other matters required to be approved by HOMB’s shareholders in order to carry out the transactions contemplated by this Agreement (the “Requisite HOMB Vote”). HOMB shall, acting through its board of directors, (i) recommend that the HOMB shareholders approve the issuance of HOMB Common Stock in connection with the Merger for purposes of Nasdaq Listing Rule 5635 (the “HOMB Board Recommendation”), (ii) include in the Proxy Statement/Prospectus the HOMB Board Recommendation, and (iii) use all reasonable best efforts to obtain from its shareholders the HOMB Shareholder Approval with respect to the approval of the matters to be voted on at the HOMB Shareholders’ Meeting. For purposes of this Agreement, “HOMB Shareholder Approval” shall mean the affirmative vote of a majority of all votes cast at the HOMB Shareholders’ Meeting by holders of HOMB Common Stock.

(k) All references in Section 3.6(a) to “as of the date of this Agreement” shall be replaced with “as of September 13, 2021.”

(l) All references in Sections 1.1(c), 2.9, 2.10, 2.12 and 2.15 of the Merger Agreement to “Effective Time” shall mean and refer to the Effective Time of the Reverse Merger and all references in such sections to “Merger” shall mean and refer to the Reverse Merger.

(m) As may otherwise be required to give the intended effect to the amendment of the Merger Agreement in subsections 1(a) through (l) above, and the joinder of Acquisition Sub in Section 2 below, the Merger Agreement is to be read and interpreted mutatis mutandis.

2. Joinder. Pursuant to and in accordance with Section 2.1(b) of the Merger Agreement, Acquisition Sub hereby agrees that upon the execution of this Amendment and Joinder, it shall become a party to the Merger Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Merger Agreement as though an original party thereto, but solely for purposes of entering into the Merger with Happy.

3. HOMB’s Representations and Warranties. HOMB hereby represents and warrants to Happy that no change or amendment effected by this Amendment and Joinder shall (i) alter or change the amount or kind of the Merger Consideration provided for in the Merger Agreement or (ii) adversely affect the Tax treatment of the Merger with respect to the Happy Shareholders.

4. Counterparts. This Amendment and Joinder may be executed in two (2) or more counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Amendment and Joinder will become effective when each party to this Amendment and Joinder has received counterparts signed by all of the other parties. Handwritten signatures to this Amendment and Joinder transmitted by electronic transmission (for example, through use of a Portable Document Format or “PDF” file) shall be valid and effective to bind the party so signing. Each party agrees to promptly deliver to the other party an executed original of this Amendment and Joinder with its original handwritten signature, but a failure to do so shall not affect the enforceability of this Amendment and Joinder, it being expressly agreed that each party to this Amendment and Joinder shall be bound by its own electronically transmitted handwritten signature and shall accept the electronically transmitted handwritten signature of the other party to this Amendment and Joinder.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Amendment and Joinder on the day and year first above written.

HOME BANCSHARES, INC., an Arkansas corporation

By:	/s/ John W. Allison
Name:	John W. Allison
Title:	President and Chief Executive Officer

CENTENNIAL BANK, an Arkansas state bank

By:	/s/ Tracy M. French
Name:	Tracy M. French
Title:	President and Chief Executive Officer

HAPPY BANCSHARES, INC., a Texas corporation

By:	/s/ J. Pat Hickman
Name:	J. Pat Hickman
Title:	President and Chairman of the Board

HAPPY STATE BANK, a Texas banking association

By:	/s/ Mikel Williamson
Name:	Mikel Williamson
Title:	President and Chief Executive Officer

HOMB ACQUISITION SUB III, INC., an Arkansas corporation

By:	/s/ John W. Allison
Name:	John W. Allison
Title:	President and Chief Executive Officer

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER (“Amendment”), dated as of November 8, 2021, is entered into by and among Home BancShares, Inc., an Arkansas corporation (“HOMB”), Centennial Bank, an Arkansas state bank and a direct wholly-owned subsidiary of HOMB (“Centennial”), HOMB Acquisition Sub III, Inc., an Arkansas corporation and a direct wholly-owned subsidiary of HOMB (“Acquisition Sub”), Happy Bancshares, Inc., a Texas corporation (“Happy”), and Happy State Bank, a Texas banking association and a direct wholly-owned subsidiary of Happy (“Target Bank”), all of the foregoing as parties to that certain Agreement and Plan of Merger, dated as of September 15, 2021, as amended by that certain Amendment and Joinder dated October 18, 2021 (as amended hereby, and from time to time hereafter, the “Merger Agreement”).

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Merger Agreement.

WITNESSETH:

WHEREAS, Home’s common stock is currently listed on The Nasdaq Stock Market LLC (“Nasdaq”);

WHEREAS, Home has determined to voluntarily withdraw the principal listing of its common stock from Nasdaq and transfer the listing to the New York Stock Exchange (“NYSE”); and

WHEREAS, subject to approval of the transfer by the NYSE and effectiveness of the transfer, the parties desire to modify the Merger Agreement as provided herein.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants, and agreements contained in this Amendment and Joinder, and subject to the conditions contained in this Amendment, the parties, intending to be legally bound, agree as follows:

1.    Amendments.

(a)    Section 1.1(rr) of the Merger Agreement is hereby amended to read in its entirety as follows:

“NYSE” shall mean the New York Stock Exchange.

(b)    All references in the Table of Contents and Sections 1.1(k)(k), 1.1(a)(a)(a), 5.1, 5.14 and 6.3(d) to “Nasdaq” are hereby deleted and “the NYSE” or “NYSE,” as applicable in the context, is inserted in lieu thereof.

(c)    All references to “Nasdaq Listing Rule 5635” contained in Section 2.16(a) of the Merger Agreement are hereby deleted and “NYSE Listed Company Manual Section 312.03(c)” is inserted in lieu thereof.

(d)    As may otherwise be required to give the intended effect to the amendment of the Merger Agreement in subsections 1(a) through (c) above the Merger Agreement is to be read and interpreted mutatis mutandis.

2.    Counterparts. This Amendment may be executed in two (2) or more counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Amendment will become effective when each party to this Amendment has received counterparts signed by all of the other parties and the changes herein shall take effect upon the listing of Home’s common stock on the NYSE. Handwritten signatures to this Amendment and Joinder transmitted by electronic transmission (for example, through use of a Portable Document Format or “PDF” file) shall be valid and effective to bind the party so signing. Each party agrees to promptly deliver to the other party an executed original of this Amendment with its original handwritten signature, but a failure to do so shall not affect the enforceability of this Amendment, it being expressly agreed that each party to this Amendment shall be bound by its own electronically transmitted handwritten signature and shall accept the electronically transmitted handwritten signature of the other party to this Amendment.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Amendment on the day and year first above written.

HOME BANCSHARES, INC., an Arkansas corporation

By:	/s/ John W. Allison
Name:	John W. Allison
Title:	President and Chief Executive Officer

CENTENNIAL BANK, an Arkansas state bank

By:	/s/ Tracy M. French
Name:	Tracy M. French
Title:	President and Chief Executive Officer

HAPPY BANCSHARES, INC., a Texas corporation

By:	/s/ J. Pat Hickman
Name:	J. Pat Hickman
Title:	President and Chairman of the Board

HAPPY STATE BANK, a Texas banking association

By:	/s/ Mikel Williamson
Name:	Mikel Williamson
Title:	President and Chief Executive Officer

HOMB ACQUISITION SUB III, INC., an Arkansas corporation

By:	/s/ John W. Allison
Name:	John W. Allison
Title:	President and Chief Executive Officer

Happy’s Schedule Index*

Section 1.1 – Happy’s Knowledge

Section 3.1(c) – Subsidiaries

Section 3.4 – Consents and Approvals

Section 3.5 – Regulatory Matters

Section 3.6(a) – Happy Stock Options, Stock Appreciation Rights, Restricted Stock, Trust Preferred and Subordinated Debt Securities

Section 3.6(b) – Stock Obligations

Section 3.9 – Financial Statements

Section 3.10 – Ordinary Course Exceptions

Section 3.12(b) – Tax Returns

Section 3.12(o) – 280G

Section 3.13(b) – Real Estate

Section 3.14(a) – Litigation

Section 3.16(b) – Past Due and Classified Loans

Section 3.16(c) – OREO Property

Section 3.16(e) – Loan Repurchase Obligations

Section 3.16(g) – Regulation O Loans

Section 3.20 – Intellectual Property – Infringement

Section 3.21 – Environmental Matters

Section 3.22 – Material Contracts

Sections 3.23(a)(g)(j)(k)(m)(n)(o) – Employee Benefit Matters

Section 3.24(d) – Non-solicitation and Non-competition Agreements

Section 3.24(f) – Labor Relations – Other than At Will Employment Arrangements

Section 3.24(n) – Salary Continuation Plan

Section 3.24(o) – Split Dollar Life Insurance

Section 3.25 – Related Party Transactions

Sections 5.1, 5.1(viii)(xiii)(xiv)(xix) – Covenants

*

The disclosure schedules listed above have been omitted pursuant to Item 601(a)(5) of SEC Regulation S-K. Home BancShares, Inc. hereby agrees to furnish supplementally a copy of any omitted disclosure schedule to the SEC upon request.

HOMB’s Schedule Index*

Section 1.1 – HOMB’s Knowledge

Section 4.4 – Other Filings and Notices

Section 4.5 – Unresolved Regulatory Matters

Section 4.6(c) – Issuance Obligations

Section 4.10 – Ordinary Course; Lack of Material Adverse Change

Section 4.23 – Employee Benefit Plans

Section 5.2 – Conduct of Business

Section 6.2(g) – Sale of Property

*

The disclosure schedules listed above have been omitted pursuant to Item 601(a)(5) of SEC Regulation S-K. Home BancShares, Inc. hereby agrees to furnish supplementally a copy of any omitted disclosure schedule to the SEC upon request.

EXHIBIT A

FORM OF VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT (this “Agreement”) is dated as of __________, 2021, by and between the undersigned holder (“Shareholder”) of Common Stock, $1.00 par value per share, of Happy Bancshares, Inc., a Texas corporation (“Happy”), and Home BancShares, Inc., an Arkansas corporation (“HOMB”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).

WHEREAS, concurrently with the execution of this Agreement, HOMB, Centennial Bank, an Arkansas state bank (“Centennial”), Happy and Happy State Bank, a Texas banking association and a direct wholly-owned subsidiary of Happy (“Target Bank”) are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which Happy will merge with and into HOMB, with HOMB as the surviving entity (the “Merger”), and in connection with the Merger, each outstanding share of Happy Common Stock will be converted into the right to receive the Merger Consideration;

WHEREAS, Shareholder has voting power over the number of shares of Happy Common Stock as indicated on the signature page of this Agreement under the heading “Total Number of Shares of Happy Common Stock Subject to this Agreement” (such shares, together with any additional shares of Happy Common Stock subsequently acquired by Shareholder during the term of this Agreement, including through the exercise of any stock option or other equity award, stock appreciation right or similar instrument, being referred to collectively as the “Shares”);

WHEREAS, obtaining Happy Shareholder Approval of the Merger is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, it is a material inducement to the willingness of HOMB to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.

NOW, THEREFORE, in consideration of, and as a material inducement to, HOMB entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by HOMB in connection therewith, Shareholder and HOMB agree as follows:

Section 1. Agreement to Vote Shares. Shareholder irrevocably and unconditionally agrees that, while this Agreement is in effect, at any meeting of shareholders of Happy, however called, or at any adjournment thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by HOMB, Shareholder shall:

a) appear at each such meeting in person or by proxy; and

b) vote (or cause to be voted), in person or by proxy, all the Shares that are beneficially owned by Shareholder or as to which Shareholder has, directly or indirectly, the sole right to vote or direct the voting, (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof which are approved by the board of directors of Happy and adopted in accordance with the terms thereof unless the effect of such amendment or modification is to reduce the Purchase Price); (ii) in favor of any proposal to adjourn or postpone the shareholders’ meeting if there are not sufficient votes to adopt and approve the Merger Agreement; (iii) against any action or agreement that would or could reasonably result in a breach of any covenant, representation or warranty or any other obligation or agreement of Happy contained in the Merger Agreement or of Shareholder contained in this Agreement; (iv) against any Acquisition Proposal; and (v) against any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement.

The Shares do not include shares over which the Shareholder exercises control in a fiduciary capacity for any other person or entity that is not an Affiliate of the Shareholder, and no representation by Shareholder is made with respect thereto.

Section 2. No Transfers. While this Agreement is in effect, Shareholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares, except with respect to the following permitted transfers: (a) transfers by will or operation of law, in which case this Agreement shall bind the transferee, (b) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, (c) transfers in connection with estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, provided that as a condition to such transfer, such transferee, shall be required to execute an agreement that is identical in form and substance to this Agreement, (d) the exercise of outstanding stock options in order to pay the exercise price of such stock options or satisfy any withholding taxes triggered by such exercise, and (e) such transfers as HOMB may otherwise permit in its sole discretion, and further provided that notwithstanding anything to the contrary in this Agreement, Shares that are pledged to secure a credit facility as of the date of this Agreement may continue to be pledged to secure a credit facility. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void.

Section 3. Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with HOMB as follows:

a) Shareholder has full power, authority and legal capacity to enter into and perform his, her or its obligations under this Agreement.

b) This Agreement has been duly executed and delivered by Shareholder, and assuming the due authorization, execution and delivery by HOMB, constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

c) The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.

d) Shareholder has the authority to exercise voting power over the Shares. The Shares do not include shares over which Shareholder exercises control in a fiduciary capacity for any other person or entity that is not an Affiliate of Shareholder, and no representation by Shareholder is made with respect thereto. Shareholder has the right to vote the Shares, and none of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement. No consent, approval, order, or authorization of, or registration, declaration, or filing with, and Governmental entity or any other Person on the part of Shareholder is required in connection with the valid execution and delivery of this Agreement. No consent of Shareholder’s spouse is necessary under any “community property” or other laws in order for Shareholder to enter into and perform its obligations under this Agreement.

e) There is no action, suit, investigation, or proceeding (whether judicial, arbitral, administrative, or other) (each an “Action”) pending against, or, to the knowledge of Shareholder, threatened against or affecting, Shareholder that could reasonably be expected to materially impair or materially adversely affect the ability of Shareholder to perform Shareholder’s obligations hereunder or to consummate the transactions contemplated by this Agreement on a timely basis

Section 4. Specific Performance; Remedies; Attorneys’ Fees. The parties hereto acknowledge that money damages are not an adequate remedy for breaches of this Agreement, that any breach of this Agreement would cause irreparable harm to the non-breaching party and that any party, in addition to any other rights and remedies which the parties may have hereunder or at law or in equity, may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunction or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief. Each party further agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other party’s seeking or obtaining such equitable relief. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any such right, power or remedy by any party shall not preclude the simultaneous or later exercise of any other such rights, powers or remedies by such party. If any legal action or other proceeding relating to this Agreement or the transactions contemplated hereby or the enforcement of any provision of this Agreement is brought by any party against the other party, the prevailing party in such action or proceeding shall be entitled to recover all reasonable expenses relating thereto (including reasonable attorneys’ fees and expenses, court costs and expenses incident to arbitration, appellate and post-judgment proceedings) from the other party, in addition to any other relief to which such prevailing party may be entitled.

Section 5. Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof and will terminate upon the earliest of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms, or (c) upon the written agreement of the parties hereto. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, that such termination shall not relieve any party from liability for any breach of this Agreement that occurred prior to such termination.

Section 6. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provision hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 7. Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 8. Capacity as Shareholder. This Agreement shall apply to Shareholder solely in his or her capacity as a shareholder of Happy and it shall not apply in any manner to Shareholder in his or her capacity as a director, officer or employee of Happy. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with his or her fiduciary duties as a director or officer of Happy, if applicable.

Section 9. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the internal, substantive laws of the State of Delaware, without regard for the law or principles of conflict of laws.

Section 10. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF

THIS AGREEMENT. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.

Section 11. Waiver of Appraisal Rights; Further Assurances. Provided that the Merger is consummated in compliance with the terms of the Merger Agreement, that the consideration offered pursuant to the Merger is not less than that specified in the Merger Agreement executed on or about the date hereof, and that this Agreement has not been terminated in accordance with its terms, to the extent permitted by applicable law, Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger or demand fair value for his or her Shares in connection with the Merger, in each case, that Shareholder may have under applicable law. From time to time prior to the termination of this Agreement, at HOMB’s request and without further consideration, Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or may be reasonably requested or desirable to effect the actions and consummate the transactions contemplated by this Agreement. Shareholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against HOMB, Centennial, Happy, Target Bank or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger.

Section 12. Disclosure. Shareholder hereby authorizes Happy and HOMB to publish and disclose in any announcement or disclosure required by the SEC and in the Joint Proxy Statement-Prospectus such Shareholder’s identity and ownership of the Shares and the nature of Shareholder’s obligations under this Agreement.

Section 13. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

Section 14. Superior Proposal. Notwithstanding any of the provisions of this Agreement, the obligations of the Shareholder under this Agreement shall not be applicable in connection with an Acquisition Proposal that is a Superior Proposal, provided that Happy has complied with the terms and conditions of Section 5.9 of the Merger Agreement.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

SHAREHOLDER:

(NOTE: If Other than an Individual Shareholder, Print or Type Name of Individual Signing the Voting and Support Agreement and Representative Capacity)

Total Number of Shares of Happy Common Stock Subject to this Agreement:

HOME BANCSHARES, INC. an Arkansas corporation

By:
John W. Allison
President and Chief Executive Officer

APPENDIX B

September 13, 2021

Board of Directors

Home BancShares, Inc.

719 Harkrider Street

Suite 100, P.O. Box 966

Conway, AR 72032

Ladies and Gentlemen:

Home BancShares, Inc. (“HOMB”), Centennial Bank, a direct wholly-owned subsidiary of HOMB (“Centennial”), Happy Bancshares, Inc. (“Happy”) and Happy State Bank, a direct wholly- owned subsidiary of Happy (“Target Bank”), are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Happy shall merge with and into HOMB with HOMB being the surviving corporation (the “Merger”). As set forth in the Agreement, at the Effective Time, each share of common stock, $1.00 par value per share, of Happy (“Happy Common Stock”), issued and outstanding immediately prior to the Effective Time, except for certain shares of Happy Common Stock as specified in the Agreement, shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive 2.17 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of HOMB (“HOMB Common Stock”). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to HOMB.

Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated September 12, 2021; (ii) certain publicly available financial statements and other historical financial information of HOMB and Centennial that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Happy and Target Bank that we deemed relevant; (iv) publicly available mean analyst earnings per share and share repurchase estimates for HOMB for the years ending December 31, 2021 and December 31, 2022 as well as publicly available consensus analyst net income estimates for HOMB for the year ending December 31, 2023, with a long-term annual earnings per share growth rate for the years ending December 31, 2024 and December 31, 2025 and estimated dividends per share for HOMB for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of HOMB; (v) certain internal financial projections for Happy for the years ending December 31, 2021 and December 31, 2022, as well as certain long-term annual growth rates and return on average assets for the years ending December 31, 2023 through December 31, 2024, as provided by the senior management of Happy and approved for use in our analyses by the senior management of HOMB; (vi) the pro forma financial impact of the Merger on HOMB based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments for current expected credit losses (CECL) accounting standards, as provided by the senior management of HOMB; (vii) the publicly reported historical price and trading activity for HOMB Common Stock, including a comparison of certain stock trading information for HOMB Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (viii) a comparison of certain financial and market information for HOMB and Happy with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on a regional and nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of HOMB and its representatives the business, financial condition, results of operations and prospects of HOMB and held similar discussions with certain members of the senior management of Happy and its representatives regarding the business, financial condition, results of operations and prospects of Happy.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by HOMB, Happy or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of HOMB and Happy that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of HOMB or Happy, nor have we been furnished with any such evaluations or appraisals. We render no opinion on or evaluation of the collectability of any assets or the future performance of any loans of HOMB or Happy. We did not make an independent evaluation of the adequacy of the allowance for loan losses of HOMB or Happy, or the combined entity after the Merger, and we have not reviewed any individual credit files relating to HOMB or Happy. We have assumed, with your consent, that the respective allowances for loan losses for both HOMB and Happy are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used publicly available mean analyst earnings per share and share repurchase estimates for HOMB for the years ending December 31, 2021 and December 31, 2022 as well as publicly available consensus analyst net income estimates for HOMB for the year ending December 31, 2023, with a long-term annual earnings per share growth rate for the years ending December 31, 2024 and December 31, 2025 and estimated dividends per share for HOMB for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of HOMB. In addition, Piper Sandler used certain internal financial projections for Happy for the years ending December 31, 2021 and December 31, 2022, as well as certain long-term annual growth rates and return on average assets for the years ending December 31, 2023 through December 31, 2024, as provided by the senior management of Happy and approved for use in our analyses by the senior management of HOMB. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments for CECL accounting standards, as provided by the senior management of HOMB. With respect to the foregoing information, the respective senior managements of HOMB and Happy confirmed to us that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgements of those respective senior managements as to the future financial performance of HOMB and Happy, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such projections, estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in HOMB’s or Happy’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that HOMB and Happy will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent and to the extent material to our analyses, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect that would be material to our analyses of HOMB, Happy or the Merger, or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. We express no opinion as to any legal, accounting or tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of HOMB Common Stock at any time or what the value of HOMB Common Stock will be once it is actually received by the holders of Happy Common Stock.

We have acted as HOMB’s financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon consummation of the Merger. HOMB has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Piper Sandler has not provided any other investment banking services to HOMB in the two years preceding the date hereof. As you are aware, in the two years preceding the date hereof Piper Sandler has provided certain investment banking services to Happy. In summary, Piper Sandler acted as co-placement agent in connection with the offer and sale of Happy subordinated debt, which transaction occurred in July 2020 and for which Piper Sandler received approximately $630,000 in compensation. In addition, in the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to HOMB, Happy and their respective affiliates. We may also actively trade the equity and debt securities of HOMB for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of HOMB in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of HOMB as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the adoption of the Agreement and approval of the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Exchange Ratio to HOMB and does not address the underlying business decision of HOMB to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for HOMB or the effect of any other transaction in which HOMB might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any HOMB or Happy officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Joint Proxy Statement and the S-4, to be filed with the SEC and mailed to shareholders in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to HOMB from a financial point of view.

Very truly yours,

APPENDIX C

September 13, 2021

Board of Directors

Happy Bancshares, Inc.

1908 Fourth Avenue

Canyon, TX 79015

Dear Members of the Board:

We have acted as your financial advisor in connection with the proposed merger of Happy Bancshares, Inc. (the “Company”) with and into Home BancShares, Inc. (the “Buyer”) (collectively, the “Transaction”). You have requested that we provide our opinion (the “Opinion”) as investment bankers as to whether the consideration to be received in the Transaction by the common stockholders of the Company (solely in their capacity as such, the “Shareholders”) is fair to them from a financial point of view.

Pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among the Buyer, Centennial Bank, the Company and Happy State Bank, and subject to the terms, conditions and limitations set forth therein, we understand that the consideration expected to be received by the Shareholders for the outstanding common stock of the Company has a per share value of approximately $47.37 based on recent trading prices of the common stock of Buyer and, subject to potential adjustments as described in the Agreement, will consist of the exchange of each outstanding share of the Company’s common stock for 2.17 shares of the common stock of Buyer. The terms and conditions of the Transaction are more fully set forth in the Agreement.

In connection with developing our Opinion we have:

(i)	reviewed certain publicly available financial statements and reports regarding the Company and the Buyer;

(ii)	reviewed certain audited financial statements regarding the Company and the Buyer;

(iii)

reviewed certain internal financial statements, management reports and other financial and operating data concerning the Company and the Buyer prepared by management of the Company and the Buyer, respectively;

(iv)

reviewed, on a pro forma basis, in reliance upon consensus research estimates and upon financial projections and other information and assumptions concerning the Company provided by the management team of the Company, the effect of the Transaction on the balance sheet, capitalization ratios, earnings and book value both in the aggregate and, where applicable, on a per share basis of the Company;

(v)	reviewed the reported prices and trading activity for the common stock of the Buyer;

(vi)	compared the financial performance of the Company and the Buyer with that of certain other publicly-traded companies and their securities that we deemed relevant to our analysis of the Transaction;

(vii)	reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that we deemed relevant to our analysis of the Transaction;

(viii)	reviewed the most recent draft of the Agreement and related documents provided to us by the Company;

(ix)	discussed with management of the Company the operations of and future business prospects for the Company and the Buyer and the anticipated financial consequences of the Transaction to the Company;

(x)	assisted in your deliberations regarding the material terms of the Transaction and your negotiations with the Buyer; and

(xi)	performed such other analyses and provided such other services as we have deemed appropriate.

We have relied on the accuracy and completeness of the information, financial data and financial forecasts provided to us by the Company and the Buyer and of the other information reviewed by us in connection with the preparation of our Opinion, and our Opinion is based upon such information. We have not independently verified or undertaken any responsibility to independently verify the accuracy or completeness of any of such information, data or forecasts. The management of the Company has assured us that they are not aware of any relevant information that has been omitted or remains undisclosed to us. We have not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company or of the Buyer, and we have not been furnished with any such evaluations or appraisals; nor have we evaluated the solvency or fair value of the Company or of the Buyer under any laws relating to bankruptcy, insolvency or similar matters. We have not assumed any obligation to conduct any physical inspection of the properties, facilities, assets or liabilities (contingent or otherwise) of the Company or Buyer. We have not received or reviewed any individual loan or credit files nor have we made an independent evaluation of the adequacy of the allowance for loan and lease losses of the Company or the Buyer. We have not made an independent analysis of the effects of the COVID-19 pandemic or related market developments or disruptions, or of any other disaster or adversity, on the business or prospects of the Company or the Buyer. With respect to the financial forecasts prepared by the Company, including the forecasts of potential cost savings and potential synergies, we have also assumed that such financial forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and provide a reasonable basis for our analysis. We recognize that such financial forecasts are based on numerous variables, assumptions and judgments that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and that actual results could vary significantly from such forecasts, and we express no opinion as to the reliability of such financial projections and estimates or the assumptions upon which they are based.

As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We are familiar with the Company and the Buyer. We issue periodic research reports regarding the business and prospects of the Buyer, and we make a market in the common stock of the Buyer. During the two years preceding the date of this letter, we served as the lead placement agent for the Company in an issuance of subordinated debt, and we received customary fees in connection with such offering. We have also received compensation for securities brokerage services in customary amounts from the Buyer or its affiliates. We serve as financial adviser to the Company in connection with the Transaction, and we are entitled to receive from the Company reimbursement of our expenses and a fee for our services as financial adviser to the Company, a significant portion of which is contingent upon the consummation of the Transaction. We are also entitled to receive a fee from the Company for providing our Opinion to the Board of Directors of the Company. The Company has also agreed to indemnify us for certain liabilities arising out of our engagement, including certain liabilities that could arise out of our providing this Opinion letter. We expect to pursue future investment banking services assignments with the participants in this Transaction. In the ordinary course of business, Stephens Inc. and its affiliates and employees at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt, equity or derivative securities of participants in the Transaction.

We are not legal, accounting, regulatory, or tax experts, and we have relied solely, and without independent verification, on the assessments of the Company and its other advisors with respect to such matters. We have assumed, with your consent, that the Transaction will not result in any materially adverse legal, regulatory, accounting or tax consequences for the Company or its shareholders and that any reviews of legal, accounting, regulatory or tax issues conducted as a result of the Transaction will be resolved favorably to the Company and its shareholders. We do not express any opinion as to any tax or other consequences that might result from the Transaction.

The Opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof, and on the information made available to us as of the date hereof. It should be understood that subsequent developments may affect this Opinion and that we do not have any obligation to update, revise or reaffirm this Opinion or otherwise comment on events occurring after the date hereof. We further note that the current volatility and disruption in the credit and financial markets relating to, among other things, the COVID-19 pandemic, may or may not have an effect of the Company or the Buyer, and we are not expressing an opinion as to the effects of such volatility or such disruption on the Transaction or any party to the Transaction. We further express no opinion as to the prices at which shares of the Buyer’s or Company’s common stock may trade at any time subsequent to the announcement of the Transaction.

In connection with developing this Opinion, we have assumed that, in all respects material to our analyses:

(viii)	the Transaction and any related transactions will be consummated on the terms of the latest draft of the Agreement provided to us, without material waiver or modification;

(ix)	the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct;

(x)	each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

(xi)	all conditions to the completion of the Transaction will be satisfied within the time frames contemplated by the Agreement without any waivers;

(xii)

that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the Transaction and any related transactions, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the Transaction to the Shareholders;

(xiii)

there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or the Buyer since the date of the most recent financial statements made available to us, and that no legal, political, economic, regulatory or other development has occurred that will adversely impact the Company or the Buyer; and

(xiv)	the Transaction will be consummated in a manner that complies with applicable law and regulations.

This Opinion is directed to, and is for the use and benefit of, the Board of Directors of the Company (in its capacity as such) solely for purposes of assisting with its evaluation of the Transaction. Our Opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, the merits of the Transaction as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person or entity as to any specific action that should be taken in connection with the Transaction, including with respect to how to vote or act with respect to the Transaction. This Opinion is not intended to confer any rights or remedies upon any other person or entity. In addition, except as explicitly set forth in this letter, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, whether relative to the compensation to other shareholders of the Company or otherwise.

Our Fairness Opinion Committee has approved the Opinion set forth in this letter. Neither this Opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission. Notwithstanding the foregoing, this Opinion and a summary discussion of our underlying analyses and role as financial adviser to the Company may be included in communications to shareholders of the Company, provided that this Opinion letter is reproduced in its entirety, and we approve of the content of such disclosures prior to any filing, distribution or publication of such shareholder communications and prior to distribution of any amendments thereto.

Based on the foregoing and our general experience as investment bankers, and subject to the limitations, assumptions and qualifications stated herein, we are of the opinion, on the date hereof, that the consideration to be received by the Shareholders in the Transaction is fair to them from a financial point of view.

Very truly yours,

STEPHENS INC.

/s/ Stephens Inc.

APPENDIX D

Texas Business Organizations Code Section 10.351, et seq., regarding Dissenters’ Rights

§ 10.351. Applicability of Subchapter

(a) This subchapter does not apply to a fundamental business transaction of a domestic entity if, immediately before the effective date of the fundamental business transaction, all of the ownership interests of the entity otherwise entitled to rights to dissent and appraisal under this code are held by one owner or only by the owners who approved the fundamental business transaction.

(b) This subchapter applies only to a “domestic entity subject to dissenters’ rights,” as defined in Section 1.002. That term includes a domestic for-profit corporation, professional corporation, professional association, and real estate investment trust. Except as provided in Subsection (c), that term does not include a partnership or limited liability company.

(c) The governing documents of a partnership or a limited liability company may provide that its owners are entitled to the rights of dissent and appraisal provided by this subchapter, subject to any modification to those rights as provided by the entity’s governing documents.

§ 10.352. Definitions

In this subchapter:

(1) “Dissenting owner” means an owner of an ownership interest in a domestic entity subject to dissenters’ rights who:

(A) provides notice under Section 10.356; and

(B) complies with the requirements for perfecting that owner’s right to dissent under this subchapter.

(2) “Responsible organization” means:

(A) the organization responsible for:

(i) the provision of notices under this subchapter; and

(ii) the primary obligation of paying the fair value for an ownership interest held by a dissenting owner;

(B) with respect to a merger or conversion:

(i) for matters occurring before the merger or conversion, the organization that is merging or converting; and

(ii) for matters occurring after the merger or conversion, the surviving or new organization that is primarily obligated for the payment of the fair value of the dissenting owner’s ownership interest in the merger or conversion;

(C) with respect to an interest exchange, the organization the ownership interests of which are being acquired in the interest exchange;

(D) with respect to the sale of all or substantially all of the assets of an organization, the organization the assets of which are to be transferred by sale or in another manner; and

(E) with respect to an amendment to a domestic for-profit corporation’s certificate of formation described by Section 10.354(a)(1)(G), the corporation.

§ 10.353. Form and Validity of Notice

(a) Notice required under this subchapter:

(1) must be in writing; and

(2) may be mailed, hand-delivered, or delivered by courier or electronic transmission.

(b) Failure to provide notice as required by this subchapter does not invalidate any action taken.

§ 10.354. Rights of Dissent and Appraisal

(a) Subject to Subsection (b), an owner of an ownership interest in a domestic entity subject to dissenters’ rights is entitled to:

(1) dissent from:

(A) a plan of merger to which the domestic entity is a party if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of merger;

(B) a sale of all or substantially all of the assets of the domestic entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the sale;

(C) a plan of exchange in which the ownership interest of the owner is to be acquired;

(D) a plan of conversion in which the domestic entity is the converting entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of conversion;

(E) a merger effected under Section 10.006 in which:

(i) the owner is entitled to vote on the merger; or

(ii) the ownership interest of the owner is converted or exchanged;

(F) a merger effected under Section 21.459(c) in which the shares of the shareholders are converted or exchanged; or

(G) if the owner owns shares that were entitled to vote on the amendment, an amendment to a domestic for-profit corporation’s certificate of formation to:

(i) add the provisions required by Section 3.007(e) to elect to be a public benefit corporation; or

(ii) delete the provisions required by Section 3.007(e), which in effect cancels the corporation’s election to be a public benefit corporation; and

(2) subject to compliance with the procedures set forth in this subchapter, obtain the fair value of that ownership interest through an appraisal.

(b) Notwithstanding Subsection (a), subject to Subsection (c), an owner may not dissent from a plan of merger or conversion in which there is a single surviving or new domestic entity or non-code organization, or from a plan of exchange, if:

(1) the ownership interest, or a depository receipt in respect of the ownership interest, held by the owner:

(A) in the case of a plan of merger, conversion, or exchange, other than a plan of merger pursuant to Section 21.459(c), is part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that, on the record date set for purposes of determining which owners are entitled to vote on the plan of merger, conversion, or exchange, as appropriate, are either:

(i) listed on a national securities exchange; or

(ii) held of record by at least 2,000 owners; or

(B) in the case of a plan of merger pursuant to Section 21.459(c), is part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that, immediately before the date the board of directors of the corporation that issued the ownership interest held, directly or indirectly, by the owner approves the plan of merger, are either:

(i) listed on a national securities exchange; or

(ii) held of record by at least 2,000 owners;

(2) the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner, other than cash instead of fractional shares or interests the owner would otherwise be entitled to receive; and

(3) the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration other than:

(A) ownership interests, or depository receipts in respect of ownership interests, of a domestic entity or non-code organization of the same general organizational type that, immediately after the effective date of the merger, conversion, or exchange, as appropriate, will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are:

(i) listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance; or

(ii) held of record by at least 2,000 owners;

(B) cash instead of fractional ownership interests, or fractional depository receipts in respect of ownership interests, the owner would otherwise be entitled to receive; or

(C) any combination of the ownership interests, or fractional depository receipts in respect of ownership interests, and cash described by Paragraphs (A) and (B).

(c) Subsection (b) shall not apply to a domestic entity that is a subsidiary with respect to a merger under Section 10.006.

(d) Notwithstanding Subsection (a), an owner of an ownership interest in a domestic for-profit corporation subject to dissenters’ rights may not dissent from an amendment to the corporation’s certificate of formation described by Subsection (a)(1)(G) if the shares held by the owner are part of a class or series of shares, on the record date set for purposes of determining which owners are entitled to vote on the amendment:

(1) listed on a national securities exchange; or

(2) held of record by at least 2,000 owners.

§ 10.355. Notice of Right of Dissent and Appraisal

(a) A domestic entity subject to dissenters’ rights that takes or proposes to take an action regarding which an owner has a right to dissent and obtain an appraisal under Section 10.354 shall notify each affected owner of the owner’s rights under that section if:

(1) the action or proposed action is submitted to a vote of the owners at a meeting; or

(2) approval of the action or proposed action is obtained by written consent of the owners instead of being submitted to a vote of the owners.

(b) If a parent organization effects a merger under Section 10.006 and a subsidiary organization that is a party to the merger is a domestic entity subject to dissenters’ rights, the responsible organization shall notify the owners of that subsidiary organization who have a right to dissent to the merger under Section 10.354 of their rights under this subchapter not later than the 10th day after the effective date of the merger. The notice must also include a copy of the certificate of merger and a statement that the merger has become effective.

(b-1) If a corporation effects a merger under Section 21.459(c), the responsible organization shall notify the shareholders of that corporation who have a right to dissent to the plan of merger under Section 10.354 of their rights under this subchapter not later than the 10th day after the effective date of the merger. Notice required under this subsection that is given to shareholders before the effective date of the merger may, but is not required to, contain a statement of the merger’s effective date. If the notice is not given to the shareholders until on or after the effective date of the merger, the notice must contain a statement of the merger’s effective date.

(c) A notice required to be provided under Subsection (a), (b), or (b-1) must:

(1) be accompanied by a copy of this subchapter; and

(2) advise the owner of the location of the responsible organization’s principal executive offices to which a notice required under Section 10.356(b)(1) or a demand under Section 10.356(b)(3), or both, may be provided.

(d) In addition to the requirements prescribed by Subsection (c), a notice required to be provided:

(1) under Subsection (a)(1) must accompany the notice of the meeting to consider the action;

(2) under Subsection (a)(2) must be provided to:

(A) each owner who consents in writing to the action before the owner delivers the written consent; and

(B) each owner who is entitled to vote on the action and does not consent in writing to the action before the 11th day after the date the action takes effect; and

(3) under Subsection (b-1) must be provided:

(A) if given before the consummation of the offer described by Section 21.459(c)(2), to each shareholder to whom that offer is made; or

(B) if given after the consummation of the offer described by Section 21.459(c)(2), to each shareholder who did not tender the shareholder’s shares in that offer.

(e) Not later than the 10th day after the date an action described by Subsection (a)(1) takes effect, the responsible organization shall give notice that the action has been effected to each owner who voted against the action and sent notice under Section 10.356(b)(1).

(f) If the notice given under Subsection (b-1) did not include a statement of the effective date of the merger, the responsible organization shall, not later than the 10th day after the effective date, give a second notice to the shareholders notifying them of the merger’s effective date. If the second notice is given after the later of the date on which the offer described by Section 21.459(c)(2) is consummated or the 20th day after the date notice under Subsection (b-1) is given, then the second notice is required to be given to only those shareholders who have made a demand under Section 10.356(b)(3).

§ 10.356. Procedure for Dissent by Owners as to Actions; Perfection of Right of Dissent and Appraisal

(a) An owner of an ownership interest of a domestic entity subject to dissenters’ rights who has the right to dissent and appraisal from any of the actions referred to in Section 10.354 may exercise that right to dissent and appraisal only by complying with the procedures specified in this subchapter. An owner’s right of dissent and appraisal under Section 10.354 may be exercised by an owner only with respect to an ownership interest that is not voted in favor of the action.

(b) To perfect the owner’s rights of dissent and appraisal under Section 10.354, an owner:

(1) if the proposed action is to be submitted to a vote of the owners at a meeting, must give to the domestic entity a written notice of objection to the action that:

(A) is addressed to the entity’s president and secretary;

(B) states that the owner’s right to dissent will be exercised if the action takes effect;

(C) provides an address to which notice of effectiveness of the action should be delivered or mailed; and

(D) is delivered to the entity’s principal executive offices before the meeting;

(2) with respect to the ownership interest for which the rights of dissent and appraisal are sought:

(A) must vote against the action if the owner is entitled to vote on the action and the action is approved at a meeting of the owners; and

(B) may not consent to the action if the action is approved by written consent; and

(3) must give to the responsible organization a demand in writing that:

(A) is addressed to the president and secretary of the responsible organization;

(B) demands payment of the fair value of the ownership interests for which the rights of dissent and appraisal are sought;

(C) provides to the responsible organization an address to which a notice relating to the dissent and appraisal procedures under this subchapter may be sent;

(D) states the number and class of the ownership interests of the domestic entity owned by the owner and the fair value of the ownership interests as estimated by the owner; and

(E) is delivered to the responsible organization at its principal executive offices at the following time:

(i) not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(e) that the action has taken effect, if the action was approved by a vote of the owners at a meeting;

(ii) not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(d)(2) that the action has taken effect, if the action was approved by the written consent of the owners;

(iii) not later than the 20th day after the date the responsible organization sends to the owner a notice that the merger was effected, if the action is a merger effected under Section 10.006; or

(iv) not later than the 20th day after the date the responsible organization gives to the shareholder the notice required by Section 10.355(b-1) or the date of the consummation of the offer described by Section 21.459(c)(2), whichever is later, if the action is a merger effected under Section 21.459(c).

(c) An owner who does not make a demand within the period required by Subsection (b)(3)(E) or, if Subsection (b)(1) is applicable, does not give the notice of objection before the meeting of the owners is bound by the action and is not entitled to exercise the rights of dissent and appraisal under Section 10.354.

(d) Not later than the 20th day after the date an owner makes a demand under Subsection (b)(3), the owner must submit to the responsible organization any certificates representing the ownership interest to which the demand relates for purposes of making a notation on the certificates that a demand for the payment of the fair value of an ownership interest has been made under this section. An owner’s failure to submit the certificates within the required period has the effect of terminating, at the option of the responsible organization, the owner’s rights to dissent and appraisal under Section 10.354 unless a court, for good cause shown, directs otherwise.

(e) If a domestic entity and responsible organization satisfy the requirements of this subchapter relating to the rights of owners of ownership interests in the entity to dissent to an action and seek appraisal of those ownership interests, an owner of an ownership interest who fails to perfect that owner’s right of dissent in accordance with this subchapter may not bring suit to recover the value of the ownership interest or money damages relating to the action.

§ 10.357. Withdrawal of Demand for Fair Value of Ownership Interest

(a) An owner may withdraw a demand for the payment of the fair value of an ownership interest made under Section 10.356 before:

(1) payment for the ownership interest has been made under Sections 10.358 and 10.361; or

(2) a petition has been filed under Section 10.361.

(b) Unless the responsible organization consents to the withdrawal of the demand, an owner may not withdraw a demand for payment under Subsection (a) after either of the events specified in Subsections (a)(1) and (2).

§ 10.358. Response by Organization to Notice of Dissent and Demand for Fair Value by Dissenting Owner

(a) Not later than the 20th day after the date a responsible organization receives a demand for payment made by a dissenting owner in accordance with Section 10.356(b)(3), the responsible organization shall respond to the dissenting owner in writing by:

(1) accepting the amount claimed in the demand as the fair value of the ownership interests specified in the notice; or

(2) rejecting the demand and including in the response the requirements prescribed by Subsection (c).

(b) If the responsible organization accepts the amount claimed in the demand, the responsible organization shall pay the amount not later than the 90th day after the date the action that is the subject of the demand was effected if the owner delivers to the responsible organization:

(1) endorsed certificates representing the ownership interests if the ownership interests are certificated; or

(2) signed assignments of the ownership interests if the ownership interests are uncertificated.

(c) If the responsible organization rejects the amount claimed in the demand, the responsible organization shall provide to the owner:

(1) an estimate by the responsible organization of the fair value of the ownership interests; and

(2) an offer to pay the amount of the estimate provided under Subdivision (1).

(d) If the dissenting owner decides to accept the offer made by the responsible organization under Subsection (c)(2), the owner must provide to the responsible organization notice of the acceptance of the offer not later than the 90th day after the date the action that is the subject of the demand took effect.

(e) If, not later than the 90th day after the date the action that is the subject of the demand took effect, a dissenting owner accepts an offer made by a responsible organization under Subsection (c)(2) or a dissenting owner and a responsible organization reach an agreement on the fair value of the ownership interests, the responsible organization shall pay the agreed amount not later than the 120th day after the date the action that is the subject of the demand took effect, if the dissenting owner delivers to the responsible organization:

(1) endorsed certificates representing the ownership interests if the ownership interests are certificated; or

(2) signed assignments of the ownership interests if the ownership interests are uncertificated.

§ 10.359. Record of Demand for Fair Value of Ownership Interest

(a) A responsible organization shall note in the organization’s ownership interest records maintained under Section 3.151 the receipt of a demand for payment from any dissenting owner made under Section 10.356.

(b) If an ownership interest that is the subject of a demand for payment made under Section 10.356 is transferred, a new certificate representing that ownership interest must contain:

(1) a reference to the demand; and

(2) the name of the original dissenting owner of the ownership interest.

§ 10.360. Rights of Transferee of Certain Ownership Interest

A transferee of an ownership interest that is the subject of a demand for payment made under Section 10.356 does not acquire additional rights with respect to the responsible organization following the transfer. The transferee has only the rights the original dissenting owner had with respect to the responsible organization after making the demand.

§ 10.361. Proceeding to Determine Fair Value of Ownership Interest and Owners Entitled to Payment; Appointment of Appraisers

(a) If a responsible organization rejects the amount demanded by a dissenting owner under Section 10.358 and the dissenting owner and responsible organization are unable to reach an agreement relating to the fair value of the ownership interests within the period prescribed by Section 10.358(d), the dissenting owner or responsible organization may file a petition requesting a finding and determination of the fair value of the owner’s ownership interests in a court in:

(1) the county in which the organization’s principal office is located in this state; or

(2) the county in which the organization’s registered office is located in this state, if the organization does not have a business office in this state.

(b) A petition described by Subsection (a) must be filed not later than the 60th day after the expiration of the period required by Section 10.358(d).

(c) On the filing of a petition by an owner under Subsection (a), service of a copy of the petition shall be made to the responsible organization. Not later than the 10th day after the date a responsible organization receives service under this subsection, the responsible organization shall file with the clerk of the court in which the petition was filed a list containing the names and addresses of each owner of the organization who has demanded payment for ownership interests under Section 10.356 and with whom agreement as to the value of the ownership interests has not been reached with the responsible organization. If the responsible organization files a petition under Subsection (a), the petition must be accompanied by this list.

(d) The clerk of the court in which a petition is filed under this section shall provide by registered mail notice of the time and place set for the hearing to:

(1) the responsible organization; and

(2) each owner named on the list described by Subsection (c) at the address shown for the owner on the list.

(e) The court shall:

(1) determine which owners have:

(A) perfected their rights by complying with this subchapter; and

(B) become subsequently entitled to receive payment for the fair value of their ownership interests; and

(2) appoint one or more qualified appraisers to determine the fair value of the ownership interests of the owners described by Subdivision (1).

(f) The court shall approve the form of a notice required to be provided under this section. The judgment of the court is final and binding on the responsible organization, any other organization obligated to make payment under this subchapter for an ownership interest, and each owner who is notified as required by this section.

(g) The beneficial owner of an ownership interest subject to dissenters’ rights held in a voting trust or by a nominee on the beneficial owner’s behalf may file a petition described by Subsection (a) if no agreement between the dissenting owner of the ownership interest and the responsible organization has been reached within the period prescribed by Section 10.358(d). When the beneficial owner files a petition described by Subsection (a):

(1) the beneficial owner shall at that time be considered, for purposes of this subchapter, the owner, the dissenting owner, and the holder of the ownership interest subject to the petition; and

(2) the dissenting owner who demanded payment under Section 10.356 has no further rights regarding the ownership interest subject to the petition.

§ 10.362. Computation and Determination of Fair Value of Ownership Interest

(a) For purposes of this subchapter, the fair value of an ownership interest of a domestic entity subject to dissenters’ rights is the value of the ownership interest on the date preceding the date of the action that is the subject of the appraisal. Any appreciation or depreciation in the value of the ownership interest occurring in anticipation of the proposed action or as a result of the action must be specifically excluded from the computation of the fair value of the ownership interest.

(b) In computing the fair value of an ownership interest under this subchapter, consideration must be given to the value of the domestic entity as a going concern without including in the computation of value any control premium, any minority ownership discount, or any discount for lack of marketability. If the domestic entity has different classes or series of ownership interests, the relative rights and preferences of and limitations placed on the class or series of ownership interests, other than relative voting rights, held by the dissenting owner must be taken into account in the computation of value.

(c) The determination of the fair value of an ownership interest made for purposes of this subchapter may not be used for purposes of making a determination of the fair value of that ownership interest for another purpose or of the fair value of another ownership interest, including for purposes of determining any minority or liquidity discount that might apply to a sale of an ownership interest.

§ 10.363. Powers and Duties of Appraiser; Appraisal Procedures

(a) An appraiser appointed under Section 10.361 has the power and authority that:

(1) is granted by the court in the order appointing the appraiser; and

(2) may be conferred by a court to a master in chancery as provided by Rule 171, Texas Rules of Civil Procedure.

(b) The appraiser shall:

(1) determine the fair value of an ownership interest of an owner adjudged by the court to be entitled to payment for the ownership interest; and

(2) file with the court a report of that determination.

(c) The appraiser is entitled to examine the books and records of a responsible organization and may conduct investigations as the appraiser considers appropriate. A dissenting owner or responsible organization may submit to an appraiser evidence or other information relevant to the determination of the fair value of the ownership interest required by Subsection (b)(1).

(d) The clerk of the court appointing the appraiser shall provide notice of the filing of the report under Subsection (b) to each dissenting owner named in the list filed under Section 10.361 and the responsible organization.

§ 10.364. Objection to Appraisal; Hearing

(a) A dissenting owner or responsible organization may object, based on the law or the facts, to all or part of an appraisal report containing the fair value of an ownership interest determined under Section 10.363(b).

(b) If an objection to a report is raised under Subsection (a), the court shall hold a hearing to determine the fair value of the ownership interest that is the subject of the report. After the hearing, the court shall require the responsible organization to pay to the holders of the ownership interest the amount of the determined value with interest, accruing from the 91st day after the date the applicable action for which the owner elected to dissent was effected until the date of the judgment.

(c) Interest under Subsection (b) accrues at the same rate as is provided for the accrual of prejudgment interest in civil cases.

(d) The responsible organization shall:

(1) immediately pay the amount of the judgment to a holder of an uncertificated ownership interest; and

(2) pay the amount of the judgment to a holder of a certificated ownership interest immediately after the certificate holder surrenders to the responsible organization an endorsed certificate representing the ownership interest.

(e) On payment of the judgment, the dissenting owner does not have an interest in the:

(1) ownership interest for which the payment is made; or

(2) responsible organization with respect to that ownership interest.

§ 10.365. Court Costs; Compensation for Appraiser

(a) An appraiser appointed under Section 10.361 is entitled to a reasonable fee payable from court costs.

(b) All court costs shall be allocated between the responsible organization and the dissenting owners in the manner that the court determines to be fair and equitable.

§ 10.366. Status of Ownership Interest Held or Formerly Held by Dissenting Owner

(a) An ownership interest of an organization acquired by a responsible organization under this subchapter:

(1) in the case of a merger, conversion, or interest exchange, shall be held or disposed of as provided in the plan of merger, conversion, or interest exchange; and

(2) in any other case, may be held or disposed of by the responsible organization in the same manner as other ownership interests acquired by the organization or held in its treasury.

(b) An owner who has demanded payment for the owner’s ownership interest under Section 10.356 is not entitled to vote or exercise any other rights of an owner with respect to the ownership interest except the right to:

(1) receive payment for the ownership interest under this subchapter; and

(2) bring an appropriate action to obtain relief on the ground that the action to which the demand relates would be or was fraudulent.

(c) An ownership interest for which payment has been demanded under Section 10.356 may not be considered outstanding for purposes of any subsequent vote or action.

§ 10.367. Rights of Owners Following Termination of Right of Dissent

(a) The rights of a dissenting owner terminate if:

(1) the owner withdraws the demand under Section 10.356;

(2) the owner’s right of dissent is terminated under Section 10.356;

(3) a petition is not filed within the period required by Section 10.361; or

(4) after a hearing held under Section 10.361, the court adjudges that the owner is not entitled to elect to dissent from an action under this subchapter.

(b) On termination of the right of dissent under this section:

(1) the dissenting owner and all persons claiming a right under the owner are conclusively presumed to have approved and ratified the action to which the owner dissented and are bound by that action;

(2) the owner’s right to be paid the fair value of the owner’s ownership interests ceases;

(3) the owner’s status as an owner of those ownership interests is restored, as if the owner’s demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner’s ownership interests were not canceled, converted, or exchanged as a result of the action or a subsequent action;

(4) the dissenting owner is entitled to receive the same cash, property, rights, and other consideration received by owners of the same class and series of ownership interests held by the owner, as if the owner’s demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner’s ownership interests were canceled, converted, or exchanged as a result of the action or a subsequent action;

(5) any action of the domestic entity taken after the date of the demand for payment by the owner under Section 10.356 will not be considered ineffective or invalid because of the restoration of the owner’s ownership interests or the other rights or entitlements of the owner under this subsection; and

(6) the dissenting owner is entitled to receive dividends or other distributions made after the date of the owner’s payment demand under Section 10.356, to owners of the same class and series of ownership interests held by the owner as if the demand had not been made, subject to any change in or adjustment to the ownership interests because of an action taken by the domestic entity after the date of the demand.

§ 10.368. Exclusivity of Remedy of Dissent and Appraisal

In the absence of fraud in the transaction, any right of an owner of an ownership interest to dissent from an action and obtain the fair value of the ownership interest under this subchapter is the exclusive remedy for recovery of:

(1) the value of the ownership interest; or

(2) money damages to the owner with respect to the action.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Home’s Restated Articles of Incorporation, as amended (the “Articles”), and Amended and Restated Bylaws require Home to indemnify its directors and officers to the full extent permitted by law. Section 4-27-850 of the Arkansas Business Corporation Act of 1987 (the “ABCA”) contains detailed and comprehensive provisions providing for indemnification of directors and officers of Arkansas corporations against expenses (including attorneys’ fees), judgments, fines and settlements in connection with litigation. Under Arkansas law, other than an action brought by or in the right of Home, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In actions brought by or in the right of Home, the Arkansas statute limits such indemnification to expenses (including attorneys’ fees) actually and reasonably incurred in the defense or settlement of such action if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company. However, no indemnification is allowed in actions brought by or in the right of Home with respect to any claim, issue or matter as to which such person has been adjudged to be liable to Home, unless and only to the extent that the court determines upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that the proposed indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), under Arkansas law, Home must indemnify him or her against expenses (including attorneys’ fees) that he or she actually and reasonably incurred in connection with such defense.

Home’s Articles also provide that no director shall be liable to it or its shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the ABCA.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Home’s directors, officers and controlling persons under the foregoing provisions, or otherwise, Home has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit Number		Description

2.1*	—	Agreement and Plan of Merger, dated as of September 15, 2021, by and among Home BancShares, Inc., Centennial Bank, Happy Bancshares, Inc., and Happy State Bank (contained in Appendix A to the joint proxy statement/prospectus which is included in the registration statement).

2.2	—	Amendment and Joinder Agreement, dated as of October 18, 2021, by and among Home Bancshares, Inc., Centennial Bank, Happy Bancshares, Inc., Happy State Bank and HOMB Acquisition Sub III, Inc. (contained in Appendix A to the joint proxystatement/prospectus which is included in the registration statement).

2.3	—

Second Amendment to Agreement and Plan of Merger, dated as of November 8, 2021, by and among Home Bancshares, Inc., Centennial Bank, Happy Bancshares, Inc., Happy State Bank and HOMB Acquisition Sub III, Inc. (contained in Appendix A to the joint proxystatement/ prospectus which is included in the registration statement).

Exhibit Number		Description

3.1	—	Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares’s registration statement on Form S-1 (File No. 333-132427), as amended).

3.2	—	Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.2 of Home BancShares’s registration statement on Form S-1 (File No. 333-132427), as amended).

3.3	—	Second Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.3 of Home BancShares’s registration statement on Form S-1 (File No. 333-132427), as amended).

3.4	—	Third Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.4 of Home BancShares’s registration statement on Form S-1 (File No. 333-132427), as amended).

3.5	—	Fourth Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed on August 8, 2007).

3.6	—	Fifth Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 4.6 of Home BancShares’s registration statement on Form S-3 (File No. 333-157165)).

3.7	—	Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, filed with the Secretary of State of the State of Arkansas on January 14, 2009 (incorporated by reference to Exhibit 3.1 of Home BancShares’s Current Report on Form 8-K, filed on January 21, 2009).

3.8	—	Seventh Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares’s Current Report on Form 8-K, filed on April 19, 2013).

3.9	—	Eighth Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares’s Current Report on Form 8-K filed on April 22, 2016).

3.10	—	Ninth Amendment to the Restated Articles of Incorporation of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares’s Current Report on Form 8-K, filed on April 23, 2019).

3.11	—	Amended and Restated Bylaws of Home BancShares, Inc. (incorporated by reference to Exhibit 3.1 of Home BancShares’s Current Report on Form 8-K, filed on January 28, 2021).

5.1	—	Opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. regarding legality of securities.

8.1	—	Opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. regarding certain U.S. federal income tax matters.

8.2	—	Opinion of Alston & Bird LLP regarding certain U.S. federal income tax matters.

15.1	—	Awareness Letter of BKD, LLP regarding unaudited interim financial information.

21.1	—	Subsidiaries of Home BancShares, Inc. (incorporated by reference to Exhibit 21.1 of Home BancShares’s Annual Report on Form 10-K, filed on February 26, 2021).

23.1	—	Consent of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. (contained in its opinion filed as Exhibit 5.1).

23.2	—	Consent of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. as to its tax opinion (contained in its opinion filed as Exhibit 8.1).

Exhibit Number			Description

23.3		—	Consent of Alston & Bird LLP as to its tax opinion (contained in its opinion filed as Exhibit 8.2).

23.4		—	Consent of BKD, LLP, Home BancShares, Inc.’s independent registered public accounting firm.

23.5		—	Consent of BKD, LLP, Happy Bancshares, Inc.’s independent registered public accounting firm.

23.6		—	Consent pursuant to Rule 438

24.1	**	—	Power of Attorney (contained on the signature page of the registration statement).

99.1		—	Form of proxy to be mailed to shareholders of Home BancShares, Inc.

99.2		—	Form of proxy to be mailed to shareholders of Happy Bancshares, Inc.

99.3		—	Consent of Piper Sandler & Co., financial advisor to Home BancShares, Inc.

99.4		—	Consent of Stephens Inc., financial advisor to Happy Bancshares, Inc.

*

The disclosure schedules in the Agreement and Plan of Merger have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Home agrees to furnish supplementally a copy of any omitted disclosure schedule to the Securities and Exchange Commission on a confidential basis upon request.

**	Previously filed.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows:

(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) That every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Conway, State of Arkansas, on November 9, 2021.

HOME BANCSHARES, INC.

By:	/s/ John W. Allison
John W. Allison
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John W. Allison John W. Allison	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	November 9, 2021

/s/ Brian S. Davis Brian S. Davis	Chief Financial Officer, Treasurer and Director (Principal Financial Officer)	November 9, 2021

/s/ Jennifer C. Floyd	Chief Accounting Officer (Principal Accounting Officer)	November 9, 2021
Jennifer C. Floyd

*	Director	November 9, 2021
Milburn Adams

*	Director	November 9, 2021
Robert H. Adcock, Jr.

*	Director	November 9, 2021
Richard H. Ashley

*	Director	November 9, 2021
Mike D. Beebe

* Jack E. Engelkes	Vice Chairman of the Board and Director	November 9, 2021

*	Director	November 9, 2021
Tracy M. French

*	Director	November 9, 2021
Karen Garrett

*	Director	November 9, 2021
James G. Hinkle

*	Director	November 9, 2021
Alex R. Lieblong

*	Director	November 9, 2021
Thomas J. Longe

Signature	Title	Date

*	Director	November 9, 2021
Jim Rankin, Jr.

*	Director	November 9, 2021
Larry W. Ross

*	Director	November 9, 2021
Donna J. Townsell

* /s/ Brian S. Davis
Brian S. Davis Attorney-in-Fact November 9, 2021